恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01561

Our Ref.: HASE/TL/HL/ 05004

20th April, 2007

07022851

Securities & Exchange Commiss
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Acquisition by the Company of
<u>certain companies owned by Henderson Investment Limited</u>

We enclose a copy of the Discloseable Transaction Circular of the Company for your information.

Yours faithfully,

PROCESSED
APR 2 6 2007
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Investment Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

恒基兆業發展有限公司

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

PROPOSED DISTRIBUTION

Independent Financial Advisor to the Independent Shareholders

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 5 to 22 of this circular. A letter from CIMB-GK Securities (HK) Limited containing its advice to the Independent Shareholders is set out on pages 23 to 39 of this circular.

A notice convening the EGM to be held at the Ballroom, B3 Level, The Ritz-Carlton Hong Kong, 3 Connaught Road Central, Hong Kong, on Monday, 14 May 2007 at 11:30 a.m. is set out on pages N-1 to N-3 of this circular. A form of proxy for use by the Shareholders at the EGM is also enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the share registrar of the Company, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting at the meeting, or any adjourned meeting, should you so wish.

20 April 2007

CONTENTS

	2007
Latest time for lodging transfers of Shares in order to be entitled to attend and vote at the EGM	4:00 p.m. on Wednesday, 9 May
Closure of the register of members of the Company for determination of entitlements to attend and vote at the EGM	Thursday, 10 May to Monday, 14 May (both days inclusive)
Latest time for lodging forms of proxy for the EGM	11:30 a.m. on Saturday, 12 May
Suspension of trading of Shares	9:30 a.m. on Monday, 14 May
EGM	11:30 a.m. on Monday, 14 May
Press announcement of the results of the EGM	Tuesday, 15 May
Resumption of trading of Shares	9:30 a.m. on Tuesday, 15 May

(A) *If the Share Premium Reduction is approved at the EGM*:*

Latest day for dealing in the Shares cum-entitlement to the Proposed Distribution	Friday, 15 June
First day of dealing in the Shares ex-entitlement to the Proposed Distribution	Monday, 18 June
Latest time for lodging transfers of Shares in order to be entitled to the Proposed Distribution	4:00 p.m. on Wednesday, 20 June
Closure of the register of members of the Company for determination of entitlements to the Proposed Distribution	Thursday, 21 June to Monday, 25 June (both days inclusive)
Record date for the Proposed Distribution	Monday, 25 June
Court hearing of petition for confirmation of the Share Premium Reduction	Tuesday, 26 June
Completion and despatch of cheques for cash payments and payments through CCASS to the Shareholders pursuant to the Proposed Distribution *(Note)*	Wednesday, 4 July

(B) *If the Share Premium Reduction is not approved at the EGM:*

Latest day for dealing in the Shares cum-entitlement to the Proposed Distribution	Thursday, 14 June
First day of dealing in the Shares ex-entitlement To the Proposed Distribution	Friday, 15 June
Latest time for lodging transfers of Shares in order to be entitled to the Proposed Distribution	4:00 p.m. on Monday, 18 June
Closure of the register of members of the Company for determination of entitlements to the Proposed Distribution	Wednesday, 20 June to Friday, 22 June (both days inclusive)
Record date for the Proposed Distribution	Friday, 22 June
Completion and despatch of cheques for cash payments and payments through CCASS to the Shareholders pursuant to the Proposed Distribution	Friday, 29 June

* **Shareholders should note that if the Share Premium Reduction is approved at the EGM, the dates of the events subsequent to the EGM in the above expected timetable, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may set another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Proposed Distribution and the Completion Date may also change if the Court hearing date is changed.** In case of any changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Proposed Distribution, the record date therefor and the Completion Date will be made by the Company.

Note: If the Share Premium Reduction is confirmed by the Court, it will become effective upon Completion and upon satisfaction of all conditions imposed by the Court and registration by the Registrar of Companies in Hong Kong of an office copy of the Court order together with such other documents as may be required under section 61 of the Companies Ordinance. The Proposed Distribution of HK$5.00 per Share will then be made. If the Court refuses to confirm the Share Premium Reduction, the alternative Proposed Distribution of HK$3.80 per Share will be made upon Completion.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	means the conditional agreement dated 27 March 2007 entered into between HLD and the Company in relation to the Disposal
"associate"	has the meaning given to such term under the Listing Rules
"Attributable Net Asset Value"	has the meaning given to such term under the sub-section headed "Consideration" of this circular
"Board"	means the board of Directors
"China Gas"	means The Hong Kong and China Gas Company Limited, which shares are listed on the Stock Exchange
"CIMB-GK"	means CIMB-GK Securities (HK) Limited, a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser appointed by the Company to advise the Independent Shareholders regarding the terms of the Agreement and the transactions contemplated under the Agreement
"Companies Ordinance"	means Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	means Henderson Investment Limited, which shares are listed on the Stock Exchange
"Completion"	means completion of the Disposal pursuant to the Agreement
"Completion Date"	means (a) if the Share Premium Reduction is not approved by a special resolution of the Company, 29 June 2007; or (b) if the Share Premium Reduction is approved by a special resolution of the Company, five business days after (i) the confirmation of the Share Premium Reduction by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance or (ii) the Court's refusal to confirm the Share Premium Reduction (or, in each case of (a) and (b), such other date as may be agreed between HLD and the Company)

"Conditions"	means the conditions precedent to Completion, as more particularly set out under the sub-section headed "Conditions to Completion" of this circular
"Court"	means the Court of First Instance of the High Court of Hong Kong
"Deloitte"	means Deloitte Touche Tohmatsu
"Directors"	means the directors of the Company
"Disposal"	means the acquisition by the HLD Group of interests in the Sale Companies and the Loan Sale pursuant to the Agreement
"DTZ"	means DTZ Debenham Tie Leung Limited
"EGM"	means an extraordinary general meeting of the Company to be convened to approve, among other matters (if any), the Agreement, the Share Premium Reduction and the Proposed Distribution
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability. Hopkins (Cayman) Limited ("**Hopkins**") as trustee of a unit trust (the "**Unit Trust**") owns all the issued ordinary shares of Fu Sang. Rimmer (Cayman) Limited ("**Rimmer**") and Riddick (Cayman) Limited ("**Riddick**"), as trustees of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee Shau Kee
"Group"	means the Company and its subsidiaries
"HK Ferry"	means Hong Kong Ferry (Holdings) Company Limited, which shares are listed on the Stock Exchange
"HLD"	means Henderson Land Development Company Limited, which shares are listed on the Stock Exchange
"HLD Board"	means the board of directors of HLD
"HLD Group"	means HLD and its subsidiaries
"Independent Shareholders"	means Shareholders other than HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang
"Latest Practicable Date"	means 13 April 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Loan Sale"	means the assignment of the Shareholder's Loans by the Company to the HLD Group
"Miramar Hotel"	means Miramar Hotel and Investment Company, Limited, which shares are listed on the Stock Exchange
"PRC"	means the People's Republic of China
"Proposed Distribution"	means the proposed distribution by the Company to the Shareholders of either (a) HK$5.00 per Share if the Share Premium Reduction becomes unconditional; or (b) HK$3.80 per Share if the Share Premium Reduction does not become unconditional
"Remaining Companies"	means certain companies in which the Company is interested (a) which directly or indirectly hold shares in China Gas or (b) which are engaged directly or indirectly in the infrastructure business or (c) which are relatively immaterial to the Group taken as a whole
"Remaining Group"	means the Group immediately after Completion
"SFC"	means the Securities and Futures Commission of Hong Kong
"SFO"	means Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Sale Companies"	means all subsidiaries of the Company (other than the Remaining Companies which are subsidiaries of the Company) and two companies in which the Company has less than majority equity interest to be acquired by HLD pursuant to the Disposal
"Share(s)"	means share(s) of HK$0.20 each in the share capital of the Company
"Shareholder"	means holder of Share(s)
"Shareholder's Loans"	means, in relation to a Sale Company, the shareholder's loan owing by such company and (if any) its subsidiaries to the Company as at Completion
"Share Premium Reduction"	means the proposed reduction of the share premium account of the Company to increase the distributable reserve of the Company as described in this circular

"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Takeovers Code"	means The Code on Takeovers and Mergers issued by the SFC
"10-day Average Closing Price"	means, in respect of securities listed on the Stock Exchange, the average closing price of such listed securities as stated in the Stock Exchange's daily quotations sheets for the 10 trading days immediately preceding 26 March 2007
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	per cent

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office:
72nd -76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

20 April 2007

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

PROPOSED DISTRIBUTION

INTRODUCTION

In the joint announcement dated 27 March 2007, the Company and HLD jointly announced that on that date, the Company and HLD entered into the Agreement pursuant to which (i) the HLD Group acquires from the Group interests in the Sale Companies and (ii) HLD and the Company agree to the Loan Sale. The Disposal constitutes a very substantial disposal and a connected transaction for the Company under the Listing Rules and is therefore subject to the approval of the Independent Shareholders at the EGM.

The consideration payable by HLD to the Company for the acquisition of the interest in, and the Shareholder's Loan of, each Sale Company pursuant to the Disposal is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of the Sale Company as detailed in the section headed "Consideration" below. For the purpose of reference only, based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the aggregate amount payable by HLD to the Company under the Agreement would have amounted to approximately HK$12,106 million. Any difference between the actual aggregate consideration and such reference amount is expected to be relatively immaterial to the Group as a whole.

In such joint announcement, the Board also announced that it proposed to recommend for approval by Shareholders, upon Completion, the Proposed Distribution of either (a) HK$5.00 per Share or approximately HK$15,237 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date if the Share Premium Reduction becomes unconditional; or (b) HK$3.80 per Share or approximately HK$11,580 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date if the Share Premium Reduction does not become unconditional. The Board believes that it would be in the interest of the Shareholders to recommend the Proposed Distribution of HK$5.00 per Share. However, after Completion, there will not be sufficient distributable reserve to make the Proposed Distribution of HK$5.00 per Share. In order for the Proposed Distribution of HK$5.00 per Share to be made, it is proposed that the share premium account of the Company be reduced by HK$5,000 million, which will be credited to the distributable reserve

of the Company. The Company will seek approval of the Shareholders at the EGM in relation to the Share Premium Reduction and the Proposed Distribution. For the purpose of reference only:-

	Proposed Distribution of			
	either (a)		or (b)	
	HK$5.00 per Share		HK$3.80 per Share	
	HK$ *(million)*	*HK$* *per Share*	*HK$* *(million)*	*HK$* *per Share*
The Proposed Distribution would amount to approximately *(Note 1)*	15,237	5.00	11,580	3.80
The net asset value of the Remaining Companies attributable to the Shareholders (excluding interest in China Gas) would amount to approximately *(Note 2)*	1,803	0.59	5,460	1.79
The market value of the stake in China Gas attributable to the Shareholders is approximately *(Note 3)*	36,751	12.06	36,751	12.06
Total		17.65		17.65

Note (1): Based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

Note (2): Based on (i) the audited consolidated balance sheet of the Company as at 31 December 2006; (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date; (iii) assuming that Completion and the Proposed Distribution have occurred; and (iv) giving effect to the interim dividend of HK$0.13 per Share for the six months ended 31 December 2006 declared by the Company, which would amount to approximately HK$396 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

Note (3): Based on (i) the closing price as of 23 March 2007 and (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

The purpose of this circular is to provide you with further details of the Disposal, the Share Premium Reduction, the Proposed Distribution, the letter of advice from CIMB-GK to the Independent Shareholders, the property valuation by DTZ and other information as required by the Listing Rules and to give you notice of the EGM.

THE AGREEMENT

Date

27 March 2007

Parties

HLD
The Company

The Disposal

The Disposal comprises the acquisition by the HLD Group of interests in the Sale Companies and the Loan Sale. The Disposal is a reorganisation of the HLD Group involving effectively an acquisition of all economic interests of the Company in all the companies in which it is interested other than the Remaining Companies. All subsidiaries of the Sale Companies are 100% owned, except for one in which the Company is interested as to 90%. The Sale Companies and the Company's direct and indirect interests in the Sale Companies as at the Latest Practicable Date are set out below:



The Company
Sale Companies principally engaged in property development and investment
Alpenhon Limited
Bottcher Investment Limited
Bour Investment Limited
Century Nice Development Limited
Couraud Investment Limited
Dashtrend Investment Limited
Dekker Investment Limited
Desormiere Investment Limited
Dillinger Investment Limited
Easefine Development Limited
Easeluck Development Limited
Faith Limited*
Fordwise Development Limited
Fournet Investment Limited
Full Gain Investment Limited
Gesund Investment Company Limited
Golden Dragon Develoment Company, Limited
Hung Shun Investment Company Limited
Isherwood Investment Limited
Jekyll Investment Limited
Juliyam Limited
Laidstone Investments Limited (BVI)
25%
Racine Investment Limited
50%
Quentin Investment Limited
Saxophon Limited
Shiu Kien Development Company Limited
Star Flight Company Limited
Vansittart Investment Limited
Vignette Investment Limited
50%
Mandy Investment Company Limited
33.33%
Star Play Development Limited
Sale Companies principally holding listed securities (including Miramar Hotel & HK Ferry)
Ace Winner Development Limited
Aynbury Investments Limited (BVI)
Capital Gold Development Limited
Kingsview International Limited (BVI)
Pataca Enterprises Limited (BVI)
Podar Limited (BVI)
Rejoice Investments Limited (BVI)
Topgoal Limited* (BVI)
Winner Glory Development Limited
Other Sale Companies
Evas International Limited (BVI)
Felix Technology Limited* (BVI)
Fortune Newton Limited*
Goodwill Investment Property Management Limited
Henderson Hotel Management Limited
Konet Investment Limited* (BVI)
Manswin Investment Limited*
Max-mercan Investment Limited #
Newton Hotel Hong Kong Limited
Newton Hotel Kowloon Limited

* *companies indirectly held by the Company*

\# *Max-mercan Investment Limited also held listed securities in HK Ferry through one of its subsidiaries.*

Note:

(1) Unless specified, all Sale Companies are wholly-owned.

(2) Unless specified, all companies are incorporated in Hong Kong.

The principal business activities of the Sale Companies (whether directly or indirectly) are property development and investment, investment holding, security guard services and hotel operation. As at the Latest Practicable Date, the Sale Companies (through their subsidiaries) also held shares in Miramar Hotel and HK Ferry representing approximately 44.21% and 31.36% of their respective issued share capital. There is no change in control of Miramar Hotel and HK Ferry as a result of the Disposal. The Executive Director of the Corporate Finance Division of the SFC has waived HLD's obligation to make a general offer for the shares of Miramar Hotel and HK Ferry as a result of the Disposal pursuant to Note 6 to Rule 26.1 of the Takeovers Code. In addition, as at the Latest Practicable Date, the Sale Companies and their subsidiaries also held interests in 15 other securities listed on the Stock Exchange ranging from approximately 0.02% to 2.73% of the issued share capital of the respective listed companies as at 23 March 2007.

A simplified overview of the approximate shareholding interests between HLD, the Company, HK Ferry, Miramar Hotel and China Gas as at the Latest Practicable Date and (assuming that there is no change to such shareholding interests other than as a result of Completion) immediately after Completion is set out below:

As at the Latest Practicable Date


HLD
67.94%
The Company
38.47%
31.36%
44.21%
China Gas
HK Ferry
Miramar Hotel

Immediately after Completion


HLD
31.36%
67.94%
44.21%
HK Ferry
The Company
Miramar Hotel
38.47%
China Gas

Set out below is certain financial information in relation to the Sale Companies:

	Sale Companies principally engaged in property development and investment HK$(million)	Sale Companies principally holding listed securities (including Miramar Hotel & HK Ferry) HK$(million)	Other Sale Companies HK$(million)	Total for all Sale Companies HK$(million)
Aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the relevant Sale Companies as at 30 June 2006 *(Note 1)*	6,218	4,198	175	10,591
Aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the relevant Sale Companies as at 31 December 2006 *(Note 1)*	6,495	4,413	272	11,180
Aggregate consolidated profits before taxation and extraordinary items for the year ended 30 June 2005 *(Note 2)*	1,242 *(890)*	556	129	1,927 *(890)*
Aggregate consolidated profits before taxation and extraordinary items for the year ended 30 June 2006 *(Note 2)*	1,364 *(1,015)*	588	100	2,052 *(1,015)*
Aggregate consolidated net profits after taxation and extraordinary items for the year ended 30 June 2005 *(Note 3)*	1,087 *(764)*	556	113	1,756 *(764)*
Aggregate consolidated net profits after taxation and extraordinary items for the year ended 30 June 2006 *(Note 3)*	1,191 *(862)*	588	84	1,863 *(862)*

Notes:

(1) *comprised in the audited consolidated accounts of the Company*

(2) *attributable to the interests in the relevant Sale Companies comprised in the audited consolidated accounts of the Company (with the surplus arising from revaluation of investment properties of the Group included therein in italics and brackets, if any)*

(3) *attributable to the interests in the relevant Sale Companies comprised in the audited consolidated accounts of the Company (with the surplus arising from revaluation of investment properties of the Group (net of deferred tax) included therein in italics and brackets, if any)*

Those Sale Companies which are currently subsidiaries of the Company and their subsidiaries will cease to be subsidiaries of the Company following Completion.

Consideration

The consideration, which is to be settled in cash, payable by HLD to the Company for the acquisition of the interest in, and the Shareholder's Loan of, each Sale Company pursuant to the Disposal is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of such Sale Company. The part of such consideration in respect of the assignment of the Shareholder's Loan of each Sale Company is equal to its face value as at Completion provided that if the Attributable Net Asset Value of such Sale Company is a negative figure, the consideration for such assignment will be a sum equal to (i) the amount of the Shareholder's Loan of such Sale Company less HK$1 (such HK$1 being the nominal consideration payable by HLD for the interest in such Sale Company); plus (ii) the Attributable Net Asset Value of such Sale Company, which means the assignment of the Shareholder's Loan of such Sale Company (which is in a net liabilities position based on the Attributable Net Asset Value) will be below its face value as it will adjust for the net liabilities (based on the Attributable Net Asset Value) of such Sale Company. However, where the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of a Sale Company is a negative figure, the consideration payable by HLD to the Company for the Disposal of such interest and of such Shareholder's Loan shall be HK$1 each. Having regard to the above adjustment mechanism, the Board considers that the basis for determination of the consideration for the Loan Sale is fair and reasonable.

Attributable Net Asset Value means, in relation to a Sale Company, the Company's percentage interest in such company multiplied by the net tangible asset value (consolidated where applicable) of such company based on its unaudited balance sheet (consolidated where applicable) as at the Completion Date (as adjusted by (a) replacing the value of securities listed on the Stock Exchange comprised therein with such value calculated based on the 10-day Average Closing Price of such listed securities; (b) replacing the value of the interests in the properties comprised therein with the value of such interests as agreed between HLD and the Company and set out in the Agreement; (c) deducting an amount equal to any tax on any gain (but not loss) arising if the interests in the properties (being classified as completed stocks in the accounts) were sold at the agreed values on the Completion Date to the extent that provision therefor has not been made in the accounts; and (d) not taking into account any deferred tax liability in the computation of liabilities (in respect of which an indemnity will be given by the Company to HLD pursuant to a deed of tax covenant, which also provides for other payments by the Company to HLD in respect of certain tax liabilities relating to events occurring on or before Completion, clawback of commercial building allowances and capital allowances granted up to Completion and re-classification before Completion of the properties in the books of the relevant companies)). The values of the interests in the properties referred to in item (b) of such adjustment were agreed between HLD and the Company taking into consideration the valuation made by an independent valuer for the purpose of the interim results of the Company for the six months ended 31 December 2006 (in the case of investment properties) and the internal valuation by the Company taking into consideration, among other things, recent market transactions (in the case of properties other than investment properties).

Based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the Sale Companies were approximately HK$2,850 million and HK$8,330 million respectively. For the

purpose of reference only, based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the aggregate amount payable by HLD to the Company under the Agreement would have amounted to approximately HK$12,106 million as set out below:

	Value HK$ (million)	
Interests in properties (including hotel properties)	8,114	*(Note 1)*
44.21% stake in Miramar Hotel	2,804	*(Note 2)*
31.36% stake in HK Ferry	938	*(Note 3)*
Other securities listed on the Stock Exchange	339	*(Note 4)*
Less: Net liabilities of the Sale Companies as at 31 December 2006	(89)	*(Note 5)*
Total:	12,106	

Notes:

1. Being the value of such interests as agreed between the Company and HLD as set out in the Agreement and described above.

2. Calculated by reference to the market capitalisation of Miramar Hotel based on 10-day Average Closing Price of the shares in Miramar Hotel multiplied by the 44.21% interest held by the Sale Companies.

3. Calculated by reference to the market capitalisation of HK Ferry based on the 10-day Average Closing Price of the shares in HK Ferry multiplied by the 31.36% interest held by the Sale Companies.

4. Calculated by reference to the respective market capitalisation of each of the listed securities based on their respective 10-day Average Closing Price of each of the other listed securities multiplied by the respective interests held by the Sale Companies therein.

5. Based on the balance sheets (consolidated where applicable) of the Sale Companies as comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006 and after making adjustments in accordance with the basis for calculation of the consideration as described above.

Any difference between the actual aggregate consideration and such reference amount is expected to be relatively immaterial to the Group as a whole.

As noted from the valuation report set out in Appendix IV to this circular, the aggregate value of the property interests (including hotel properties) held by the Sale Companies and their subsidiaries as at 28 February 2007 amounted to approximately HK$8,534 million, whereas the amount of interest in properties forming part of the consideration as referred to above is HK$8,114 million, which represents a discount of approximately 4.92% to such valuation. The Board considers that it is not uncommon for a property disposal of that size to be transacted at a discount to valuation, and that therefore the disposal of such interest in properties at such agreed value is fair and reasonable.

With regard to the values assigned to the interests in the shares in Miramar Hotel and HK Ferry and other securities listed on the Stock Exchange, the Board considers that it is not uncommon to determine the consideration for an off-market purchase of interest in securities listed on the Stock Exchange by reference to the average closing price of such securities over a period before the date of the relevant agreement, and that therefore it is fair and reasonable to base the consideration for the interests in such listed securities under the Disposal on the 10-day Average Closing Prices.

Conditions to Completion

Completion of the Disposal is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following Conditions:

(a) the obtaining of all relevant third party consents or approvals by HLD as are necessary for the Disposal;

(b) the obtaining of all relevant third party consents or approvals by the Company, the Sale Companies and their subsidiaries as are necessary for the purpose of the Disposal;

(c) the obtaining of all or any waivers of any restrictions on transfer (including pre-emption rights, if any) in relation to the relevant shares under the articles of associations of the Sale Companies or otherwise;

(d) there being no material breach of the warranties in or any other term of the Agreement on the part of the Company;

(e) the obtaining of the approval of the Shareholders in respect of the Agreement and the transactions contemplated under the Agreement at the EGM; and

(f) the obtaining of the consents of banks to release at or prior to Completion the guarantees and securities granted by the Company to them for the benefit of the Sale Companies and their subsidiaries.

The Company may at any time waive in writing the Conditions set out in (b) (in so far as consents and approvals in respect of the Company are concerned) and (f) above either in whole or in part and such waiver may be made subject to such terms and conditions as the Company may require. HLD may at any time waive in writing any of the Conditions set out in (a) and (d) above either in whole or in part and such waiver may be made subject to such terms and conditions as HLD may require. HLD and the Company may waive by agreement in writing any of the Conditions set out in (b) (other than in relation to consents and approvals in respect of the Company) and (c) above either in whole or in part and such waiver may be made subject to such terms and conditions as they may agree.

In the event that any of the Conditions has not been fulfilled or waived on or before 30 September 2007 (or such later date as is otherwise agreed between the parties in writing), the Agreement shall cease and determine and be of no further effect, and neither party shall be entitled to any rights or benefits or be under any obligation under or in respect of the Agreement or have any liability to any other party, save in respect of any antecedent breach.

Customary warranties (including those in relation to title to assets, completion accounts, record keeping and compliance with law and material contracts) are given by the Company to HLD pursuant to the Agreement.

Completion

The Agreement provides that Completion will take place on the Completion Date.

PROPOSED DISTRIBUTION AND SHARE PREMIUM REDUCTION

The Board proposed to recommend for approval by Shareholders, upon Completion, the Proposed Distribution of either (a) HK$5.00 per Share or approximately HK$15,237 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date if the Share Premium Reduction becomes unconditional; or (b) HK$3.80 per Share or approximately HK$11,580 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date if the Share Premium Reduction does not become unconditional.

The Board has carefully considered whether or not the sale proceeds which would be received if the Disposal is completed should be reinvested in the Remaining Companies or other businesses. The Board notes that while the Group may consider selective acquisitions to complement the Remaining Companies on a case by case basis, the Group does not currently have any concrete plans to apply cash resources towards the acquisition or development of any specific project. Therefore, the Board is of the opinion that it would be in the best interests of the Shareholders to return excess cash of the Group, including the sale proceeds received following completion of the Disposal, to the Shareholders.

In determining the amount of excess cash to be returned to the Shareholders, the Board has taken into consideration that the Remaining Companies shall retain enough cash resources for utilization in case any selective acquisition materializes.

The Board believes that it would be in the interest of the Shareholders to recommend the Proposed Distribution of HK$5.00 per Share. However, after Completion, there will not be sufficient distributable reserve to make the Proposed Distribution of HK$5.00 per Share. In order for the Proposed Distribution of HK$5.00 per Share to be made, it is proposed that the share premium account of the Company be reduced by HK$5,000 million, which will be credited to the distributable reserve of the Company. Upon the Share Premium Reduction becoming unconditional, such Proposed Distribution can then be made from the increased distributable reserve of the Company. The amount standing to the credit of the share premium account of the Company as shown in the audited balance sheet of the Company as at 31 December 2006 was approximately HK$9,216 million.

In case the Share Premium Reduction does not become unconditional, the Company will still have sufficient distributable reserve (after retaining such amount of distributable reserves which the Board considers appropriate) to make the alternative Proposed Distribution of HK$3.80 per Share. Therefore, the Board also proposed to recommend the alternative Proposed Distribution of HK$3.80 per Share if the Share Premium Reduction does not become unconditional.

The Share Premium Reduction is subject to fulfilment of the following conditions:

(a) the approval of the Disposal by the Independent Shareholders at the EGM and Completion having occurred;

(b) the passing by the Shareholders of a special resolution to approve the Share Premium Reduction at the EGM;

(c) the passing by the Shareholders of an ordinary resolution to approve the Proposed Distribution at the EGM;

(d) the obtaining of all requisite consents from lenders to the Group; and

(e) the confirmation of the Share Premium Reduction by the Court, the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance.

The Share Premium Reduction will become effective upon fulfilment of the above conditions. The effective date of the Share Premium Reduction cannot be ascertained at present as it depends on (a) the making of arrangements with creditors of the Company such as obtaining appropriate consents from them; and (b) the availability of Court for the necessary hearing dates which cannot be fixed until after the passing of the special resolution to approve the Share Premium Reduction. Further announcement will be made by the Company to inform the Shareholders of such effective date.

All Shareholders are permitted to vote at the EGM in respect of the resolutions approving the Share Premium Reduction and the Proposed Distribution. HLD has undertaken that, if the resolution to approve the Disposal has been passed by the Independent Shareholders at the EGM, the HLD Group will vote in favour of the resolutions to approve the Share Premium Reduction and Proposed Distribution. Subject to the passing of the resolution in relation to the Proposed Distribution, a record date will be fixed to determine entitlements to the Proposed Distribution. If the number of Shares held by the HLD Group as at such record date is the same as that held as at the Latest Practicable Date (being 2,070,473,859 Shares), the HLD Group will receive approximately HK$10,352 million under the Proposed Distribution of HK$5.00 per Share or approximately HK$7,868 million under the alternative Proposed Distribution of HK$3.80 per Share.

REMAINING COMPANIES

The principal businesses of the Remaining Companies are investment holding and infrastructure in Mainland China. The Remaining Companies hold shares in China Gas (which shares are listed on the Stock Exchange) representing approximately 38.47% of its issued share capital as at the Latest Practicable Date. The infrastructure business of the Group currently mainly comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City, Anhui, the PRC. The bridge is currently operated by Hangzhou Henderson Qianjiang Third Bridge Co., Ltd., a joint venture company owned by a member of the Group (in which the Company has an attributable interest of approximately 92.81%) and the PRC joint venture partner as to 60% and 40% respectively. The highway is currently

operated by Maanshan Huan Tong Highway Development Limited, a joint venture company owned by a member of the Group (in which a subsidiary of the Company has a 70% interest, which subsidiary is owned as to approximately 64.07% by the Company) and the PRC joint venture partner as to approximately 70% and 30% respectively. Although a proposal had been received from the PRC joint venture partner for the purchase of the Group's interest in Hangzhou Qianjiang Third Bridge, no binding agreement has been entered into.

Based on the audited consolidated balance sheet of the Company as at 31 December 2006, the net asset value of the Remaining Companies attributable to the Shareholders (assuming that Completion and the Proposed Distribution have occurred and excluding interest in China Gas based on the closing price of China Gas as at 23 March 2007 and giving effect to the interim dividend of HK$0.13 per Share (amounting to approximately HK$396 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) for the six months ended 31 December 2006 declared by the Company) shall be (a) approximately HK$1,803 million or HK$0.59 per Share based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, assuming the Proposed Distribution of HK$5.00 per Share; or (b) approximately HK$5,460 million or HK$1.79 per Share based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, assuming the alternative Proposed Distribution of HK$3.80 per Share.

The Board notes that based on (i) the closing price of China Gas as at 23 March 2007; and (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date, the market value of the stake of China Gas attributable to the Shareholders is approximately HK$36,751 million or HK$12.06 per Share.

DIVIDEND POLICY OF THE COMPANY POST COMPLETION OF THE DISPOSAL AND PROPOSED DISTRIBUTION

The Board currently intends that, after Completion, cash dividends received by the Group from China Gas would be fully distributed to the Shareholders, subject to availability of sufficient distributable reserves. This will be the dividend policy of the Company post Completion of the Disposal until and unless the Group invests in new infrastructure or other project(s) in the future. Through such policy the Board anticipates that the value of the Group's stake in China Gas may be more accurately reflected in the price of Shares.

FINANCIAL EFFECTS OF THE DISPOSAL ON THE GROUP

The unaudited pro forma financial information of the Remaining Group illustrating the effect of the Disposal on the Group's earnings, assets and liabilities is set out in Appendix III to this circular.

Based on the unaudited pro forma balance sheet of the Remaining Group upon completion of the Disposal, it is estimated that the Group would record a gain of approximately HK$926 million from the Disposal. The actual profit would be recognised upon Completion but any difference between the actual profit and the estimated profit is expected to be relatively immaterial to the Group as a whole.

Based on the Group's audited consolidated income statement set out in the Accountants' Report in Appendix I to this circular, the profit attributable to the Shareholders for the six months ended 31 December 2006 was approximately HK$1,952 million. Based on the unaudited pro forma income statement of the Remaining Group, the profit attributable to the Shareholders, excluding the gain arising from the Disposal, was approximately HK$1,418 million.

As at 31 December 2006, based on the Group's audited consolidated balance sheet set out in the Accountants' Report in Appendix I to this circular, the Group's total assets and total liabilities amounted to approximately HK$31,405 million and HK$1,477 million respectively. Based on the unaudited pro forma balance sheet of the Remaining Group upon completion of the Disposal, the unaudited pro forma consolidated total assets of the Remaining Group would be approximately HK$16,208 million if the Proposed Distribution of HK$5.00 per Share were made or HK$19,865 million if the Proposed Distribution of HK$3.80 per Share were made. The unaudited pro forma consolidated total liabilities of the Remaining Group are approximately HK$591 million regardless of the amount of the Proposed Distribution.

FINANCIAL AND TRADING PROSPECTS OF THE REMAINING GROUP

Immediately after the Completion of the Disposal, the Group's principal businesses will be investment holding and infrastructure in Mainland China. As for the Group's investment holding business, the Group will upon Completion continue to hold shares in China Gas representing approximately 38.47% of its issued share capital as at the Latest Practicable Date and the Board currently expects that the Group will continue to receive stable dividend income from China Gas. The Board believes that China Gas will perform well both in Hong Kong and Mainland China as (a) in Hong Kong, its competitiveness is currently expected to be enhanced through the introduction of natural gas and (b) its mainland business is currently expected to further prosper given that the total number of piped city gas projects has increased since the acquisition of Panva Gas Holdings Limited. For the infrastructure business in Mainland China, the Board currently expects toll fee generated by the highway in Maanshan City and Hangzhou Qianjiang Third Bridge to represent an attractive income source for the Group.

REASONS FOR AND BENEFITS OF THE DISPOSAL

The Board believes that the Disposal will allow the Company to realise the value of its investment in the Sale Companies at their Attributable Net Asset Value, whereby all listed securities comprised therein are valued at market value and all interests in properties comprised therein are at values which the Board believes to be fair. The Board believes that the fair value of the net assets of the Group per Share is higher than the current market price of a Share and accordingly the Disposal will unlock value for the Shareholders and allow them to realise part of this value in cash through the Proposed Distribution. For the purpose of reference only:

	Proposed Distribution of			
	either (a) HK$5.00 per Share		**or (b) HK$3.80 per Share**	
	HK$ (million)	*HK$* per Share	*HK$ (million)*	*HK$* per Share
The Proposed Distribution would amount to approximately *(Note 1)*	15,237	5.00	11,580	3.80
The net asset value of the Remaining Companies attributable to the Shareholders (excluding interest in China Gas) would amount to approximately *(Note 2)*	1,803	0.59	5,460	1.79
The market value of the stake in China Gas attributable to the Shareholders is approximately *(Note 3)*	36,751	12.06	36,751	12.06
Total		17.65		17.65

Note (1): Based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

Note (2): Based on (i) the audited consolidated balance sheet of the Company as at 31 December 2006; (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date; (iii) assuming that Completion and the Proposed Distribution have occurred; and (iv) giving effect to the interim dividend of HK$0.13 per Share for the six months ended 31 December 2006 declared by the Company, which would amount to approximately HK$396 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

Note (3): Based on (i) the closing price as of 23 March 2007 and (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

On the basis that the consideration of the Disposal was HK$12,106 million as referred to in the sub-section "Consideration" above, it is estimated that upon Completion the Group would recognise a gain on disposal of approximately HK$926 million, representing the difference between such consideration and the net asset book value of the Sale Companies comprised in the audited

consolidated balance sheet of the Company as at 31 December 2006 attributable to the Group coupled with the face value of the Shareholder's Loans as at 31 December 2006. In particular, the bulk of the gain relates to the disposal of Sale Companies with properties which are carried at cost (less depreciation and/or impairment, if any).

LISTING RULES IMPLICATIONS

HLD is a holding company of the Company, and is therefore a connected person of the Company. Accordingly, the Disposal constitutes a connected transaction of the Company. As one or more applicable percentage ratio(s) in respect of the Disposal exceeds 75%, the Disposal also constitutes a very substantial disposal of the Company. Therefore, for the Company, the Disposal is subject to the circular, reporting and independent shareholders' approval requirements of Chapters 14 and 14A of the Listing Rules. HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang will abstain from voting at the EGM in respect of the resolution to approve the Disposal. As far as the Company is aware, as at the Latest Practicable Date, such persons held a total of 2,122,774,709 Shares (representing approximately 69.66% of the issued share capital of the Company as at the Latest Practicable Date).

As all independent non-executive directors of the Company are also independent non-executive directors of HLD, they are considered not to be independent to advise the Independent Shareholders in respect of the resolution to approve the Disposal. Therefore, no independent board committee of the Company has been formed to make recommendations to the Independent Shareholders in connection with the Disposal. CIMB-GK has been appointed by the Company to advise the Independent Shareholders in connection with the Disposal.

Completion of the Disposal, the Share Premium Reduction and the Proposed Distribution will not affect the listing of the Shares on the Stock Exchange.

GENERAL

The principal business activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, finance and investment holding. The principal business activities of the Group are property development and investment, investment holding, infrastructure, security guard services and hotel operation.

THE EGM

Set out on pages N-1 to N-3 of this circular is a notice convening the EGM to be held at the Ballroom, B3 Level, The Ritz-Carlton Hong Kong, 3 Connaught Road Central, Hong Kong on Monday, 14 May 2007 at 11:30 a.m. at which (i) ordinary resolutions will be proposed and, if thought fit, passed to approve (a) the Agreement and the transactions contemplated thereunder and (b) the Proposed Distribution; and (ii) a special resolution will be proposed and, if thought fit, passed to approve the Share Premium Reduction.

HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang are required to abstain from voting on the resolution approving the Agreement and the transactions contemplated thereunder which will be taken by poll. All Shareholders will be entitled to vote on the resolutions approving the Share Premium Reduction and the Proposed Distribution at the EGM.

A form of proxy for use by the Shareholders at the EGM is enclosed. Shareholders are advised to read the notice and to complete the accompanying form of proxy for use at the EGM in accordance with the instructions printed thereon and return the same to the share registrar of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event, not less than 48 hours before the time appointed for holding the EGM or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM if they so wish.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determination of entitlements to attend and vote at the EGM, the register of members of the Company will close from Thursday, 10 May 2007 to Monday, 14 May 2007, both days inclusive. In order to qualify for attending and voting at the EGM, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 9 May 2007.

The record date for determination of entitlements to the Proposed Distribution is dependent on, among other things, whether the Share Premium Reduction is approved at the EGM. In particular, such record date in the case where the Share Premium Reduction is approved at the EGM as specified in the "Expected Timetable" in this circular is indicative only. If the Proposed Distribution is approved at the EGM, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Proposed Distribution and the record date therefor will be made by the Company.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 80 of the articles of association of the Company, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded or unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws, rules or regulations:

(a) by the chairman of the meeting; or

(b) by at least three members of the Company present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members of the Company present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members of the Company having the right to vote at the meeting; or

(d) by a member or members of the Company present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Board considers that the Disposal is in the interests of the Company and that the terms of the Disposal are fair and reasonable and in the interests of the Shareholders as a whole. The Board also considers that the Share Premium Reduction and the Proposed Distribution are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that (a) the Independent Shareholders should vote in favour of the ordinary resolution which will be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder and (b) the Shareholders should vote in favour of the ordinary resolution which will be proposed at the EGM to approve the Proposed Distribution and the special resolution which will be proposed at the EGM to approve the Share Premium Reduction.

ADDITIONAL INFORMATION

Your attention is drawn to the letter of advice from CIMB-GK to the Independent Shareholders in respect of the terms of the Disposal and the information set out in the appendices to this circular.

Shareholders and potential investors should note that the Disposal, the Share Premium Reduction and the Proposed Distribution may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman and Managing Director

The following is the full text of the letter of advice from CIMB-GK Securities (HK) Limited, the independent financial adviser to the Independent Shareholders for the purpose of incorporation into this circular.

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

20 April 2007

To the Independent Shareholders of Henderson Investment Limited

Dear Sirs,

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Shareholders in relation to the Disposal, details of which are contained in a circular (the "Circular") to the Shareholders dated 20 April 2007, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

HLD is a holding company of the Company, and is therefore a connected person of the Company. Accordingly, the Disposal constitutes a connected transaction as well as a very substantial disposal of the Company under the Listing Rules, and is subject to approval by the Independent Shareholders and any vote of the Independent Shareholders at the EGM shall be taken by poll. HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang, being regarded as having a material interest under the Disposal, will abstain from voting in relation to the resolution approving the Disposal.

As all independent non-executive directors of the Company are also independent non-executive directors of HLD, they are considered not to be independent to advise the Independent Shareholders in respect of the resolution to approve the Disposal. Therefore, no independent board committee of the Company has been formed to make recommendations to the Independent Shareholders in connection with the Disposal.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. The Board has declared in a responsibility statement set out in Appendix V to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Board. We have also been advised by the Board and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or any of its subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion relating to the Disposal, we have considered the following principal factors and reasons:

Reasons for the Disposal

The principal business activities of the Group are property development and investment, investment holding, infrastructure, security guard services and hotel operation. The assets to be disposed of by the Group under the Disposal are the Sale Companies and together with the Shareholder's Loans of the Sale Companies. The principal business activities of the Sale Companies (whether directly or indirectly) are property development and investment, investment holding (including the minority stake in Miramar Hotel of 44.21% and in HK Ferry of 31.36% as at the Latest Practicable Date), security guard services and hotel operation.

The Board believes that the Disposal will allow the Company to realise the value of its investment in the Sale Companies at their Attributable Net Asset Value with all listed securities comprised therein being valued at market value and all property interests comprised therein being valued at a fair value. The Board believes that as the fair value of the consolidated net assets of the Group per Share is higher than the current market price of the Shares, the Disposal will unlock value for the Shareholders and allow them to realise part of this value in cash through the Proposed Distribution to be effected upon Completion. We note from the accountants' report of the Company as set out in Appendix I to the Circular that as at 31 December 2006, the audited consolidated net asset value attributable to the Shareholders was approximately HK$29,254.9 million, representing approximately HK$9.60 per Share as compared to the closing price of the Shares of HK$14.58 as at 23 March 2007 (the "Last Trading Date"), the last day on which the Shares were quoted on the Stock

Exchange preceding the date of the Agreement. The following table sets out the premium of the average monthly closing price of the Share to its applicable consolidated net asset value per Share in 2006 and up to the Latest Practicable Date:

Month	Average monthly closing price of the Share	Applicable consolidated net asset value per Share at each month end *(Note 1)*	Premium of the average monthly closing price of Share over the applicable consolidated net asset value per Share *(Note 2)*
	HK$	*HK$*	*%*
2006			
January	14.41	8.17	76.38
February	13.77	8.17	68.54
March	14.92	8.17	82.62
April	14.33	8.17	75.40
May	13.43	8.17	64.38
June	13.00	8.17	59.12
July	13.34	9.07	47.08
August	13.61	9.07	50.06
September	14.01	9.07	54.47
October	13.96	9.07	53.91
November	13.84	9.07	52.59
December	14.15	9.07	56.01
2007			
January	14.65	9.60	52.60
February	14.65	9.60	52.60
March	14.50	9.60	51.04
April *(up to the Latest Practicable Date)*	15.89	9.60	65.52

Source: Bloomberg, published annual report of the Company and the accountants' report of the Company as set out in Appendix I to the Circular.

Notes:

(1) For the period between January 2006 and June 2006, the applicable consolidated net asset value per Share is based on the unaudited net asset value attributable to the Shareholders of approximately HK$23,024.6 million and 2,817,327,395 Shares in issue as at 31 December 2005. For the period between July 2006 and December 2006, the applicable consolidated net asset value per Share is based on the audited consolidated net asset value attributable to the Shareholders of approximately HK$27,652.6 million and 3,047,327,395 Shares in issue as at 30 June 2006. For the period between January 2007 and the Latest Practicable Date, the applicable consolidated net asset value per Share is based on the audited consolidated net asset value attributable to the Shareholders of approximately HK$29,254.9 million and 3,047,327,395 Shares in issue as at 31 December 2006.

(2) Based on the average closing price of the Share for the month/period and the corresponding applicable consolidated net asset value per Share.

As noted from the aforesaid table, the premium between the price of the Shares and the underlying net asset backing per Share reduced from approximately 76.38% in January 2006 to approximately 51.04% in March 2007, which was principally attributable to the substantial increase in applicable consolidated net asset value per Share from approximately HK$8.17 per Share in January 2006 to the applicable audited consolidated net asset value of approximately HK$9.60 per Share at 31 December 2006. We noted that as a result of the Disposal, the Board proposed to recommend for approval by the Shareholders, upon Completion, the Proposed Distribution of either (i) HK$5.00 per Share (based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) if the Share Premium Reduction becomes unconditional; or (ii) HK$3.80 per Share (based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) if the Share Premium Reduction does not become unconditional. We have reviewed the extent of value to be unlocked as a result of the Disposal with the Proposed Distribution at either HK$3.80 or HK$5.00 per Share (subject to the approval of the Share Premium Reduction by the Shareholders) as follows:

	Proposed Distribution			
	either (a)		**or (b)**	
	HK$5.00 per Share		**HK$3.80 per Share**	
	HK$ million	*HK$/Share*	*HK$ million*	*HK$/Share*
The Proposed Distribution would amount to approximately *(Note 1)*	15,237	5.00	11,580	3.80
The net asset value of the Remaining Companies attributable to the Shareholders (excluding interest in China Gas) would amount to approximately *(Note 2)*	1,803	0.59	5,460	1.79
The market value of the stake in China Gas attributable to the Shareholders of approximately *(Note 3)*	36,751	12.06	36,751	12.06
	Total	17.65		17.65
Closing price of the Share as of the Last Trading Date		14.58		14.58
Estimated theoretical enhancement in value per Share by approximately		**21.06%**		**21.06%**

Notes

1. Based on 3,047,327,395 Shares in issue as at the Latest Practicable Date.

2. Based on (i) the audited consolidated balance sheet of the Group as at 31 December 2006; (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date; (iii) assuming that Completion and the Proposed Distribution have occurred; and (iv) giving effect to the interim dividend of HK$0.13 per Share for the six months ended 31 December 2006 declared by the Company, which would amount to an aggregate of approximately HK$396 million based on 3,047,327,395 Shares in issue as at the Latest Practicable Date.

3. Based on (i) the closing price of China Gas as of the Last Trading Date, and (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

As noted from the above, the total value per Share implied under the Disposal and the Proposed Distribution is equivalent to approximately HK$17.65. When comparing this value per Share with the closing price of the Shares of HK$14.58 as of the Last Trading Date, the Disposal and the Proposed Distribution will give rise to an estimated theoretical enhancement of approximately 21.06% to the implied value per Share.

Views

In view of the foregoing Proposed Distribution per Share and the estimated theoretical enhancement in the implied value per Share upon Completion as illustrated above, we consider that the Disposal is in the interests of the Company and the Shareholders as a whole.

Financial information relating to the Sale Companies

The following table sets out certain financial information in relation to the Sale Companies as extracted from the Letter from the Board contained in the Circular:

	Sale Companies principally engaged in property development and investment	**Sale Companies principally holding listed securities (including Miramar Hotel & HK Ferry)**	**Other Sale Companies**	**Total for all Sale Companies**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the relevant Sale companies as at:				
30 June 2006 *(Note 1a)*	6,218	4,198	175	10,591
31 December 2006 *(Note 1a)*	6,495	4,413	272	11,180 *(Note 1b)*

	Sale Companies principally engaged in property development and investment *HK$ million*	Sale Companies principally holding listed securities (including Miramar Hotel & HK Ferry) *HK$ million*	Other Sale Companies *HK$ million*	Total for all Sale Companies *HK$ million*
Aggregate consolidated net profits before taxation and extraordinary items for the year ended:				
30 June 2005 *(Note 2)*	1,242 *(890)*	556	129	1,927 *(890)*
30 June 2006 *(Note 2)*	1,364 *(1,015)*	588	100	2,052 *(1,015)*
Aggregate consolidated net profits after taxation and extraordinary items for the year ended:				
30 June 2005 *(Note 3)*	1,087 *(764)*	556	113	1,756 *(764)*
30 June 2006 *(Note 3)*	1,191 *(862)*	588	84	1,863 *(862)*

Notes:

(1a) comprised in the audited consolidated accounts of the Company.

(1b) As noted from the Letter from the Board, based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the Sale Companies were approximately HK$2,850 million and HK$8,330 million respectively.

(2) attributable to the interests in the relevant Sale Companies comprised in the audited consolidated accounts of the Company (with the surplus arising from revaluation of investment properties of the Group included therein in italics and brackets, if any)

(3) attributable to the interests in the relevant Sale Companies comprised in the audited consolidated accounts of the Company (with the surplus arising from revaluation of investment properties of the Group (net of deferred tax) included therein in italics and brackets, if any)

As noted from the table above, when excluding the property revaluation surplus, the majority of the profit of the Sale Companies were generated from those Sale Companies holding interests in listed

securities. We have been advised by the Company and noted that the profit of the Sale Companies holding interests in listed securities mainly comprised the share of results from the two associated companies, being Miramar Hotel and HK Ferry. As disclosed in the annual report of the Company for the year ended 30 June 2006 and the interim report of the Company for the six months ended 31 December 2006, the average leasing rate of the investment properties held by the Group (through the Sale Companies) was maintained at approximately 95% and 94%, respectively.

The consideration for the Disposal

Basis

The consideration for the acquisition of the interest in, and the Shareholder's Loans of, each Sale Company pursuant to the Disposal is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loans of such Sale Company, and in the case where the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loans of a Sale Company is a negative figure, the consideration payable by HLD to the Company for the interest in, and the Shareholder's Loans of, such Sale Company shall be HK$1 each. The Attributable Net Asset Value of the Sale Companies refers to the Company's attributable interests in the Sale Companies multiplied by the net tangible asset value (consolidated where applicable) of the Sale Companies based on their respective unaudited balance sheets (consolidated where applicable) as at the Completion Date as adjusted by:

(a) revaluing the securities listed on the Stock Exchange comprised therein with such value calculated based on the 10-day Average Closing Price of such listed securities;

(b) revaluing all the property interests comprised therein to the values agreed between HLD and the Company, taking into consideration the valuation prepared by an independent valuer for the purpose of preparation for the interim results of the Company for the six months ended 31 December 2006 (in the case of investment properties) and the internal valuation by the Company taking into consideration, among other things, recent market transactions (in the case of properties other than investment properties);

(c) deducting an amount equal to any tax on any gain (but not loss) arising if the interests in the properties (being classified as completed stocks in the accounts) were sold at the agreed values on the Completion Date to the extent that provision therefor has not been made in the accounts; and

(d) not taking into account any deferred tax liability in the computation of liabilities (in respect of which an indemnity will be given by the Company to HLD pursuant to a deed of tax covenant to be entered into on the Completion Date, which also provides for other payments by the Company to HLD in respect of certain tax liabilities relating to events occurring on or before Completion, clawback of commercial building allowances and capital allowances granted up to Completion and re-classification before Completion of the properties in the books of the relevant companies).

Based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the aggregate amount payable by HLD to the Company under the Disposal would have amounted to approximately HK$12,105.6 million. The Board believes that any difference between the actual aggregate consideration for the Disposal at Completion Date and the reference amount of HK$12,105.6 million as aforesaid is expected to be relatively immaterial to the Group as the Board does not expect there to be material movement in the aggregate amount of the Shareholder's Loans and the Attributable Net Asset Value of the Sale Companies. Based on the information provided by the Company and on the above bases as agreed upon pursuant to the Agreement, we summarise below, for reference purposes, the simplified computation of the consideration payable for the Disposal:

	Value *HK$ (million)*	
Interests in properties (including hotel properties)	8,114	*(Note 1)*
44.21% stake in Miramar Hotel	2,804	*(Note 2)*
31.36% stake in HK Ferry	938	*(Note 3)*
Other securities listed on the Stock Exchange	339	*(Note 4)*
Less: Net liabilities of the Sale Companies as at 31 December 2006	(89)	*(Note 5)*
Total:	12,106	

Notes:

1. Being the value of such interests as agreed between the Company and HLD as set out in the Agreement and described in this section above.

2. Calculated by reference to the market capitalisation of Miramar Hotel based on 10-day Average Closing Price of the shares in Miramar Hotel multiplied by the 44.21% interest held by the Sale Companies.

3. Calculated by reference to the market capitalisation of HK Ferry based on the 10-day Average Closing Price of the shares in HK Ferry multiplied by the 31.36% interest held by the Sale Companies.

4. Calculated by reference to the respective market capitalisation of each of the listed securities based on their respective 10-day Average Closing Price of each of the other listed securities multiplied by the respective interests held by the Sale Companies therein.

5. Based on the balance sheets (consolidated where applicable) of the Sale Companies as comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006 and after making adjustments in accordance with the basis for calculation of the consideration as described in this section above.

As the majority of the Sale Companies' assets comprise interests in properties and listed securities, we consider it appropriate to determine the consideration for the Disposal by reference to the sum of the Attributable Net Asset Value of, and the amount of the Shareholder's Loans of the Sale

Companies at Completion. On the same basis, we consider the adjustment items listed out in (a) and (b) above to be fair and reasonable. As regards adjustment items (c) and (d), as they principally relate to the tax liability arising from the Disposal or tax liability of the Sale Companies to be covered by a deed of tax covenant, we also consider these adjustment items to be fair and reasonable.

Sale Companies principally engaged in property development and investment and interests in hotel operation

As noted from the valuation report set out in Appendix IV to the Circular, the aggregate value of the property interests (including hotel properties) held by the Sale Companies as at 28 February 2007 amounted to approximately HK$8,533.9 million (the "Property Revaluation"). We noted from the valuation report that almost all of the property interests held by the Sale Companies are located in Hong Kong. We have been advised by the Board that the amount of all of the property interests held by the Sale Companies (excluding the property interests underlying the two listed associated companies, Miramar Hotel and HK Ferry), as at 31 December 2006 as agreed with HLD amounted to approximately HK$8,114.1 million, which represents a discount (the "Property Discount") of approximately 4.92% to the Property Revaluation. Based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, the Property Discount translates into approximately HK$0.138 per Share; and approximately 2.76% of the Proposed Distribution of HK$5.00 per Share assuming the Share Premium Reduction becomes unconditional.

We have discussed with DTZ, the independent valuer as to their bases and assumptions adopted in arriving at the Property Revaluation. As noted from the valuation report set out in Appendix IV to the Circular, DTZ valued the property interests held by the Sale Companies based on direct comparison method by making reference to comparable sales evidence as available in the relevant market, or where appropriate by the investment method. We have discussed with DTZ and understand that they consider the methods used are common valuation methods employed in valuing investment properties generating income or profit including hotel properties. Given this, we have no reason to doubt the appropriateness of those underlying bases and assumptions in arriving at the Property Revaluation. We have also discussed with DTZ on property discount and understand that it is not an uncommon commercial decision for a buyer and a seller to agree upon a discount to property valuation of considerable amount for facilitating a transaction.

Having considered the above and (i) the scale and magnitude of the property interests held by the Sale Companies to be disposed of under the Disposal as compared to the Property Discount; (ii) the cash payment settlement term; and (iii) the market practice of negotiating a transaction at a discount to the property valuation, we consider the Property Discount to be reasonable and acceptable.

Sale Companies principally holding listed securities interests including Miramar Hotel and HK Ferry

We note that the majority value of the listed securities held by the Sale Companies comprises the Group's interest in Miramar Hotel and HK Ferry. Given this and the fact that nearly all the securities

held are listed on the Stock Exchange, we consider it fair and reasonable to value those Sale Companies holding interests in securities listed on the Stock Exchange by reference to the market price. The 10-day Average Closing Price has been adopted in arriving at the updated valuation of all the securities listed on the Stock Exchange held by the Sale Companies.

Share price performance of Miramar Hotel and HK Ferry

In light of the weighting of the market value of the minority stake in Miramar Hotel and HK Ferry as compared to other listed securities held by the Sale Companies, we have reviewed the share price performance of Miramar Hotel and HK Ferry with the Hang Seng Index during the period commencing from the date which is 12 months before the date of the Agreement up to the Last Trading Date (the "Review Period") as follows:

Performance of Miramar Hotel and Hang Seng Index



Hang Seng Index
Miramar Hotel
Closing Price (HK$)
11.8
11.6
11.4
11.2
11.0
10.8
10.6
10.4
10.2
10.0
21,000
20,000
19,000
18,000
17,000
16,000
15,000
Hang Seng Index
Daily Trading Volume
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
March 2006
April 2006
May 2006
June 2006
July 2006
August 2006
September 2006
October 2006
November 2006
December 2006
January 2007
February 2007
March 2007
Last Trading Date

Performance of HK Ferry and Hang Seng Index


9.4
9.2
9.0
8.8
8.6
8.4
8.2
8.0
Closing Price (HK$)
21,000
20,000
19,000
18,000
17,000
16,000
15,000
Hang Seng Index
Hang Seng Index
HK Ferry
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
Daily Trading Volume
March 2006
April 2006
May 2006
June 2006
July 2006
August 2006
September 2006
October 2006
November 2006
December 2006
January 2007
February 2007
March 2007
Last Trading Date

As noted from the above, the share price performance of Miramar Hotel and HK Ferry was principally in line with the Hang Seng Index throughout the first half of the Review Period. The Hang Seng Index recorded an increasing trend in the second half of the Review Period whilst the share price performance of HK Ferry and Miramar Hotel continued to trade within a narrow band. Miramar Hotel did not make any announcement as to the reasons for the surge in the share price performance of Miramar Hotel in early February 2007. As regards the trading volume of shares of Miramar Hotel and HK Ferry, we noted that there was no material fluctuation in the average daily trading volume of shares of Miramar Hotel and HK Ferry in 2007 up to the Last Trading Date. The average daily trading volumes of shares in Miramar Hotel and HK Ferry in March 2007 up to the Last Trading Date were approximately 53,193 shares (representing approximately 0.02% of the public float of Miramar Hotel) and approximately 27,349 shares (representing approximately 0.01% of the public float of HK Ferry), respectively.

The 10-day Average Closing Prices of shares in Miramar Hotel and HK Ferry were HK$10.988 and HK$8.391, respectively. On this basis, the consideration for the 44.21% and 31.36% interests in Miramar Hotel and HK Ferry amounts to approximately HK$2,804.0 million and HK$937.5 million, respectively. As noted from the charts above, the 10-day Average Closing Prices have captured the recent increasing trend of the share price performance of Miramar Hotel and HK Ferry in March 2007 prior to the Last Trading Date. During the Review Period, share price of Miramar Hotel closed at the lowest of HK$10.05 (as at 13 June 2006), the highest of HK$11.66 (as at 13 February 2007) and HK$11.12 as at the Last Trading Date, whilst share price of HK Ferry closed at the lowest of HK$8.20 (as at 5 March 2007), the highest of HK$9.40 (as at 18 April 2006) and HK$8.36 as at the Last Trading Date.

Comparable analysis

For additional reference, we have also reviewed the share price performance of Miramar Hotel with those of its listed peers. Despite the fact that Miramar Hotel is engaged in hotel operation, a majority of its segment result comprised contributions from property development and investment activities, hence, we have reviewed the performance of the share price against the consolidated net asset value of the comparable listed property companies whose net asset values are similar to those of Miramar Hotel (the "Miramar Comparables") and whose property portfolio is primarily located in Hong Kong and set out the findings as follows:

Stock code	**Name of Miramar Comparables**	**Net asset value** (Note 1) *HK$ million*	**(Discount) / Premium of closing price to/over net asset value per share** (Note 2) %
432	Pacific Century Premium Developments Limited	6,364.00	(8.64)
194	Liu Chong Hing Investment Limited	5,697.17	(25.57)
1036	Winsor Properties Holdings Limited	4,876.35	(29.70)
105	Associated International Hotels Limited	4,527.81	(5.38)
	Average:		*(17.33)*
	Miramar Hotel	**6,189.86** (Note 3)	**2.47** (Note 3)

Source: Bloomberg, www.hkex.com.hk (the "Stock Exchange's Website"), the latest annual reports, interim reports and results announcements of Miramar Comparables.

Notes:

(1) The respective net asset values reported from the latest published financial results of the Miramar Comparables available on the Last Trading Date.

(2) Calculated based on the closing prices of the Miramar Comparables on the Last Trading Date divided by the respective net asset values per share (being the number of shares reported on the Stock Exchange's Website on 28 February 2007) per the latest published financial results of the Miramar Comparables available on the Last Trading Date.

(3) Based on the unaudited consolidated financial statements of the Miramar Hotel for the six months ended 30 September 2006 and the 10-day Average Closing Price of Miramar Hotel.

(4) Based on our best efforts, the above list represents the complete appropriate list of the Miramar Comparables.

As noted from above, based on the 10-day Average Closing price of Miramar Hotel, Miramar Hotel traded at a premium of approximately 2.47% over its unaudited net asset value, which favourably compares with the average discount of the Miramar Comparables of approximately 17.33% and implies that Miramar Hotel traded at a value higher than its listed peers. Hence, we consider the 10-day Average Closing Price of Miramar Hotel represents a fair and reasonable basis in determining the value of the Sale Companies' interests in Miramar Hotel and the consideration arrived at thereunder is fair and reasonable.

As regards HK Ferry, we also note that a majority of the segment profit of HK Ferry comprised rental income from investment properties in Hong Kong. We have reviewed the performance of the share price against the consolidated net asset value of the comparable listed property companies whose net asset values are similar to those of HK Ferry (the "Ferry Comparables") and whose property portfolio is primarily located in Hong Kong and set out the findings as follows:

Stock code	**Name of Ferry Comparables**	**Net asset value**	**(Discount) / premium of closing price to/over net asset value per share**
		(Note 1)	*(Note 2)*
		HK$ million	*%*
1036	Winsor Properties Holdings Limited	4,876.35	(29.70)
105	Associated International Hotels Limited	4,527.81	(5.38)
488	Lai Sun Development Company Limited	3,937.12	(2.88)
35	Far East Consortium International Limited	3,736.25	28.39
88	Tai Cheung Holdings Limited	3,346.20	(11.23)
75	Y. T. Realty Group Limited	2,634.15	(55.38)
	Average:		*(12.70)*
	HK Ferry	**3,385.82**	**(11.71)**
		(Note 3)	*(Note 3)*

Source: Bloomberg, the Stock Exchange's Website, the latest annual reports, interim reports and results announcements of Ferry Comparables.

Notes:

(1) The respective net asset values reported from the latest published financial results of the Ferry Comparables available on the Last Trading Date.

(2) Calculated based on the closing prices of the Ferry Comparables on the Last Trading Date divided by the respective net asset values per share (being the number of shares reported on the Stock Exchange's Website on 28 February 2007) per the latest published financial results of the Ferry Comparables available on the Last Trading Date.

(3) Based on the audited consolidated financial statements of HK Ferry for the six months ended 31 December 2006 and the 10-day Average Closing Price of HK Ferry.

(4) Based on our best efforts, the above list represents the complete appropriate list of the Ferry Comparables.

As noted from above, based on the 10-day Average Closing Price of HK Ferry, HK Ferry traded at a discount of approximately 11.71%, which is comparable to the average discount of the Ferry Comparables of approximately 12.70% and implies that HK Ferry traded at a value comparable with its listed peers. Hence, we consider the 10-day Average Closing Price of HK Ferry represents a fair and reasonable basis in determining the value of the Sale Companies' interests in HK Ferry and the consideration arrived at thereunder is fair and reasonable.

Other listed securities

Based on the information provided by the Company, we noted that apart from Miramar Hotel and HK Ferry, the Sale Companies also hold interests in 15 securities listed on the Stock Exchange, with the holding period ranging from approximately 1 year to 10 years, and the interests ranging from approximately 0.02% to 2.73% of the issued share capital of the respective underlying listed companies as at the Last Trading Date. Based on the 10-day Average Closing Price, the total value of these other listed securities amounts to approximately HK$339.1 million, representing approximately 2.80% of the estimated total consideration of approximately HK$12,105.6 million. Given the value of these 15 listed securities as compared to the total consideration payable under the Disposal and the range of percentage interests held by the Sale Companies in the 15 listed companies, we consider it suffice to review the share price performance of these 15 listed securities in March 2007 and noted that there was no material fluctuation in the price of most of these 15 listed securities in March 2007. Given this, we consider it appropriate to value these listed securities based on their respective 10-day Average Closing Prices.

Other net liabilities of the Sale Companies

The audited net liabilities of the Sale Companies amounted to approximately HK$89.1 million as at 31 December 2006, which mainly represents trade and other payables. As the consideration for the Disposal has been determined based on the sum of the Attributable Net Asset Value and the Shareholder's Loans of each Sale Company, we consider it fair and reasonable to adjust for the net liabilities of the Sale Companies in arriving at the consideration for the Disposal.

The Loan Sale

Pursuant to the Agreement, the Company will assign to HLD the Shareholder's Loan due from each Sale Company at the face value as at the Completion Date provided that if the Attributable Net Asset Value of a Sale Company is a negative figure, the consideration for the assignment of the Shareholder's Loan of that particular Sale Company will be a sum equal to (i) the amount of the

Shareholder's Loan of such Sale Company less HK$1 (such HK$1 being the nominal consideration payable by HLD for the interest in such Sale Company); plus (ii) the Attributable Net Asset Value of that Sale Company, which means the assignment of the Shareholder's Loan of such Sale Company (which is in a net liabilities position based on the Attributable Net Asset Value) will be below its face value as it will adjust for the net liabilities (based on the Attributable Net Asset Value) of such Sale Company. However, where the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of a Sale Company is a negative figure, the consideration payable by HLD to the Company for the Disposal of such interest and of such Shareholder's Loan shall be HK$1 each. Based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the Company expects that some of the Shareholder's Loans will be assigned below the face value as the face value of such Shareholder's Loans will be reduced by the amount of net liabilities of certain Sale Companies which are in a net liabilities position. Having regard to the above adjustment mechanism, we consider the basis of consideration for the Loan Sale to be fair and reasonable.

Views

Having taken into account the above, we are of the opinion that the consideration for the Disposal is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

REMAINING BUSINESS AND FUTURE INTENTIONS

The principal businesses of the Remaining Companies are investment holding and infrastructure in the PRC, which comprise:

- shares in China Gas (which shares are listed on the Stock Exchange) representing approximately 38.47% of its issued share capital as at the Latest Practicable Date;

- interests in Hangzhou Qianjiang Third Bridge Co., Ltd.; and

- a highway in Maanshan City, Anhui, the PRC.

Based on the audited consolidated balance sheet of the Group as at 31 December 2006, the net asset value of the Remaining Companies attributable to the Shareholders (assuming that Completion and the Proposed Distribution have occurred and excluding interest in China Gas) shall be approximately i) HK$1,803 million or HK$0.59 per Share based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, assuming the Proposed Distribution of HK$5.00 per Share; or ii) HK$5,460 million or HK$1.79 per Share based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date, assuming the alternative Proposed Distribution of HK$3.80 per Share. The Board notes that based on the closing market price of China Gas as at the Last Trading Date and the

3,047,327,395 Shares in issue as at the Latest Practicable Date, the market value of the stake of China Gas attributable to the Shareholders is approximately HK$36,751 million or HK$12.06 per Share. The following table sets out the estimated theoretical implied value of the Shares upon Completion and after the Proposed Distribution:

	Proposed Distribution of HK$5.00 per Share *(With Share Premium Reduction)*		**Proposed Distribution of HK$3.80 per Share** *(Without Share Premium Reduction)*	
	HK$ million	*HK$/Share*	*HK$ million*	*HK$/Share*
The net asset value of the Remaining Companies attributable to the Shareholders (excluding interest in China Gas) would amount to approximately *(Note 1)*	1,803	0.59	5,460	1.79
The market value of the stake in China Gas attributable to the Shareholders as at the Last Trading Date of approximately *(Note 2)*	36,751	12.06	36,751	12.06
	Total	12.65		13.85

Notes:

1) Based on (i) the audited consolidated balance sheet of the Company as at 31 December 2006; (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date; (iii) assuming that Completion and the Proposed Distribution have occurred; and (iv) giving effect to the interim dividend of HK$0.13 per Share for the six months ended 31 December 2006 declared by the Company, which would amount to approximately HK$396 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

2) Based on (i) the closing price as of the Last Trading Date and (ii) the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

The Board currently intends that, after Completion, cash dividends received by the Group from China Gas would be fully distributed to the Shareholders, subject to availability of sufficient distributable reserves. This will be the dividend policy of the Company post Completion until and unless the Group invests in new infrastructure or other project(s) in the future.

POSSIBLE FINANCIAL EFFECTS

Asset and liabilities

As stated in the unaudited pro forma consolidated balance sheet of the Remaining Group upon Completion in Appendix III to the Circular, the unaudited pro forma consolidated total assets of the Remaining Group would be approximately HK$16,208 million if the Proposed Distribution of HK$5.00 per Share were made or HK$19,865 million if the Proposed Distribution of HK$3.80 per Share were made. The unaudited pro forma consolidated total liabilities of the Remaining Group are approximately HK$591 million regardless of the amount of the Proposed Distribution.

Earnings

As stated in the Letter from the Board, on the basis that the consideration for the Disposal is HK$12,105.6 million, it is estimated that, upon Completion, the Group would recognise a gain of approximately HK$926 million from the Disposal, representing the difference between such consideration and the net asset book value of the Sale Companies comprised in the audited consolidated balance sheet of the Group as at 31 December 2006 attributable to the Group coupled with the face value of the Shareholder's Loans as at 31 December 2006. We noted that the majority of the gain relates to the disposal of the Sale Companies with properties which are carried at cost (less depreciation and/or impairment, if any). The actual gain arising from the Disposal will be recognized upon Completion.

Working capital

The consideration will be payable in cash, to be distributed to Shareholders pursuant to the Proposed Distribution. The Board advises that having taken into account the available bank balances and cash of the Remaining Group after the Proposed Distribution, its expected internally generated funds and cash flows and the present banking facilities available, the Disposal and the Proposed Distribution will not have adverse material impact on the working capital position of the Remaining Group.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the Disposal is in the interests of the Company and the Shareholders as a whole and the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited
Alex Lau — *Executive Vice President*
Flavia Hung — *Senior Vice President*

The following is the text of a report, prepared for the purpose of incorporation into this circular, received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

20 April 2007

The Directors
Henderson Investment Limited
72 - 76/F
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") relating to Henderson Investment Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 30 June 2006 and the six months ended 31 December 2006 (the "Relevant Periods") for inclusion in the circular of the Company dated 20 April 2007 (the "Circular") in connection with the very substantial disposal transaction, whereby the Company disposed of interests in, and the shareholder's loans of, certain companies as set out below (the "Sale Companies"), pursuant to an agreement dated 27 March 2007 (the "Agreement") entered into between the Company and Henderson Land Development Company Limited (the "Purchaser") (the "Disposal").

The Company was incorporated in Hong Kong on 12 September 1972. The Company is an investment holding company.

As at the date of this report, the Company has the following subsidiaries which are all private limited companies with limited liability. All the subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the subsidiaries had issued any debt securities.

		Particulars of issued share capital		Percentage of shares held by the Company	
Principal activities	*Notes*	**Number of ordinary shares**	**Par value**	**Directly**	**Indirectly**
A. Property development					
Alpenhon Limited	7	2	HK$1	100	—
Bottcher Investment Limited	7	20,000	HK$100	100	—
Couraud Investment Limited	7	200	HK$100	100	—
Dashtrend Investment Limited	7	2	HK$1	100	—
Desormiere Investment Limited	7	20,000	HK$100	100	—
Fournet Investment Limited	7	10,000	HK$100	100	—
Full Gain Investment Limited	7	2	HK$1	100	—
Gesund Investment Company Limited	7	2	HK$100	100	—
Inness Investment Limited		10,000	HK$100	100	—
Juliyam Limited	7	2	HK$1	100	—
Racine Investment Limited	7	4	HK$100	50	25
Saxophon Limited	7	3,000,000	HK$1	100	—
Star Flight Company Limited	7	2	HK$1	100	—
Vignette Investment Limited	7	2	HK$1	100	—
B. Property investment					
Bour Investment Limited	7,9	2	HK$100	100	—
	1	1,000	HK$100	100	—
Century Nice Development Limited	7	2	HK$1	100	—
Dekker Investment Limited	7,10	2	HK$1	100	—
	1	2	HK$1	100	—
Dillinger Investment Limited	7,9	2	HK$1	100	—
	1	2	HK$1	100	—
Easefine Development Limited	7	2	HK$1	100	—
Easeluck Development Limited	7	2	HK$1	100	—
Faith Limited	7	2	HK$1	—	100
Fordwise Development Limited	7	1,000	HK$1	100	—
Gain Super Development Limited		2	HK$1	—	100
Golden Dragon Development Company, Limited	7	12,200	HK$100	100	—
Hung Shun Investment Company Limited	7, 13	20,000	HK$100	100	—

Principal activities		Notes	Particulars of issued share capital: Number of ordinary shares	Par value	Percentage of shares held by the Company: Directly	Indirectly
	Isherwood Investment Limited	7	2	HK$1	100	—
	Jekyll Investment Limited	7	2	HK$1	100	—
	Mingsway Limited	7,9	2	HK$1	—	100
	Quentin Investment Limited	7	10,000	HK$1	100	—
	Union Fortune Development Limited	7	10,000	HK$1	—	100
	Vansittart Investment Limited	7,13	2	HK$1	100	—
	Victory City Enterprises Limited	7,9	2	HK$1	—	100
C.	*Finance*					
	Henderson Investment Credit Limited		2	HK$1	—	100
	Henderson Investment Finance Limited		1,000	HK$100	100	—
	Henderson Investment Finance (2000) Limited	12	2	HK$1	100	—
	Henderson Investment Credit (2000) Limited	12	2	HK$1	100	—
	Henderson Investment Credit (2004) Limited		2	HK$1	100	—
	Hency Finance Limited	9	2	HK$1	—	100
	Henderson Cyber Finance Limited	9	2	HK$1	—	100
D.	*Investment holding*					
	Ace Winner Development Limited	7	2	HK$1	100	—
	Aynbury Investments Limited (Incorporated in the British Virgin Islands ("BVI"))	6,7	1	US$1	100	—
	Best Selection Investments Limited (Incorporated in BVI)	6	1	US$1	100	—
	Billion Cheer Development Limited		2	HK$1	—	100
	Brilliant Enterprises Limited		2	HK$1	—	100
	Broadway China Development Company Limited	8	31,300,702	HK$1	—	64.07
	Capital Gold Development Limited	7	2	HK$1	100	—
	China Broadway Development Company Limited (Incorporated in BVI)	6	30	US$1	—	64.07
	China Investment Group Limited	8	300,000	HK$1,000	—	64.07
	China Strategy Consulting Limited (Incorporated in BVI)	6	1	US$1	—	64.07
	Citifood Company International Limited (Incorporated in BVI)	6	1	US$1	—	64.07
	Citistore (China) Limited	7	2	HK$1	—	100

Principal activities	*Notes*	Particulars of issued share capital Number of ordinary shares	Par value	Percentage of shares held by the Company Directly	Indirectly
Datacom Technology Limited (Incorporated in BVI)	6	1	US$1	—	100
Data Tower Holdings Limited (Incorporated in BVI)	6,7	2	US$1	—	100
Disralei Investment Limited		2	HK$1	—	100
	1	1,000	HK$1	—	100
Dowell Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Evas International Limited (Incorporated in BVI)	6,7	1	US$1	100	—
Everwin Development Limited		2	HK$1	100	—
Felix Technology Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Graf Investment Limited	7	2	HK$1	—	100
	1	2	HK$100	—	100
Hansom Technology Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Heath Developments Limited (Incorporated in BVI)	6	1	US$1	100	—
Henderson Cyber Limited (Incorporated in Cayman Islands)	9	4,235,913,616	HK$0.1	—	100
Henderson Cyber Investment Limited	9	2	HK$1	—	100
Henderton Profits Limited (Incorporated in BVI)	6	1	US$1	—	64.07
Hugeway Investment Limited (Incorporated in BVI)	6	1	US$1	100	—
Higgins Holdings Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Kingsview International Limited (Incorporated in BVI)	6,7	1	US$1	100	—
Konet Investment Limited (Incorporated in BVI)	6,7	2	US$1	—	100
Laidstone Investments Limited (Incorporated in BVI)	6,7	1	US$1	100	—
Luxrich Limited (Incorporated in BVI)	6	10	US$1	80	12.81
Max-mercan Investment Limited	7	2	HK$10	100	—
Macrostar Investment Limited		2	HK$1	100	—
Medley Investment Limited		2	HK$1	—	100

Principal activities	Notes	Particulars of issued share capital: Number of ordinary shares	Par value	Percentage of shares held by the Company: Directly	Indirectly
	1	2	HK$100	—	100
Midlink Pacific Limited (Incorporated in BVI)	6	1	US$1	100	—
Mount Sherpa Limited	7	2	HK$1	—	100
	1	2	HK$10	—	100
Multiglade Holdings Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Nation Team Development Limited		2	HK$1	—	92.81
Newmarket International Limited (Incorporated in BVI)	6	10	US$1	100	—
Nickwell Investments Limited (Incorporated in BVI)	3,6	1	US$1	—	38.44
Paillard Investment Limited	7	2	HK$1	—	100
	1	2	HK$100	—	100
Pataca Enterprises Limited (Incorporated in BVI)	6,7	1	US$1	100	—
Podar Limited (Incorporated in BVI)	6,7	1	US$1	100	—
Positive Start Holdings Limited (Incorporated in BVI)	6	1	US$1	100	—
Prominence Development Limited (Incorporated in BVI)	6	3,692,100	US$1	—	64.07
Promise Good Limited (Incorporated in BVI)	3,6	10,000	US$1	—	38.44
Puretech Investment Limited	7	2	HK$1	—	100
Raytek Investments Limited (Incorporated in BVI)	3,6	1	US$1	—	38.44
Rejoice Investments Limited (Incorporated in BVI)	6,7	1	US$1	100	—
Rena Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Shiu Kien Development Company Limited	7	1,500	HK$1	100	—
	1	150,000	HK$100	100	—
St. Helena Holdings Co. Limited (Incorporated in BVI)	6	3	US$1	100	—
Startech Investment Limited (Incorporated in BVI)	6	1	US$1	—	100
Superweb Limited (Incorporated in BVI)	6,7	1	US$1	—	100

Principal activities	Notes	Particulars of issued share capital: Number of ordinary shares	Par value	Percentage of shares held by the Company: Directly	Indirectly
Threadwell Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Timpani Investments Limited (Incorporated in BVI)	6	1	US$1	100	—
Topgoal Limited (Incorporated in BVI)	6,7	1	US$1	—	100
Uniland Development Limited		2	HK$1	100	—
Vigorous Developments Limited (Incorporated in BVI)	3,6	10,000	US$1	—	44.84
Winner Glory Development Limited	7	2	HK$1	100	—
Wise Link Investments Limited (Incorporated in BVI)	3,6	1	US$1	—	38.44
Wiselin Investment Limited	7	2	HK$1	—	100
E. Property management					
Goodwill Investment Property Management Limited	7,10	2	HK$1	100	—
F. Management and agency services					
Henderson Investment Property Agency Limited	7	12,000	HK$1	—	100
Henderson Investment Agency Limited	10	2	HK$1	100	—
G. Department store operation					
Citistore Limited	7	2	HK$1	—	100
H. Hotel management					
Gold Eagle Management Limited	13	2	HK$1	100	—
Henderson Hotel Management Limited	7,13	2	HK$1	100	—
I. Hotel operation					
Newton Hotel Hong Kong Limited	7,13	2	HK$1	100	—
Newton Hotel Kowloon Limited	7,13	2	HK$1	100	—

Principal activities	Notes	Particulars of issued share capital: Number of ordinary shares	Par value	Percentage of shares held by the Company: Directly	Indirectly
J. Cleaning and security guard service					
Elegant Cleaning Services Company Limited	7,12	2	HK$1	—	100
Megastrength Security Services Company Limited	7	10,000	HK$1	—	100
	2	400	HK$1	—	25
K. Infrastructure					
(i) Incorporated and operates in Hong Kong					
Benson Industries Limited	9	2	HK$1	—	100

(ii) Established and operates in the Mainland China ("PRC")

	Notes	Contributed registered capital	% of equity interest held by the Company: Directly	Indirectly
Sino-Foreign Equity Joint Venture Enterprise				
Hangzhou Henderson Qianjiang Third Bridge Co., Ltd.	14,19	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise				
Maanshan Huan Tong Highway Development Limited	3,4,15,19	RMB99,450,000	—	31.39
Ningbo Nickwell Highway Development Company Limited	3,4,5,16,19	RMB88,000,000	—	24.98
Ningbo Rayter Highway Development Company Limited	3,4,5,16,19	RMB96,000,000	—	24.98
Ningbo Wise Link Highway Development Company Limited	3,4,5,16,19	RMB56,000,000	—	24.98
Tianjin Wanqiao Project Development Company Limited	3,4,17,19	RMB20,000,000	—	44.84
Tianjin Jinning Roads Bridges Construction Development Company Limited	3,4,16,19	RMB23,680,000	—	44.84

Principal activities	Notes	Particulars of issued share capital: Number of ordinary shares	Par value	Percentage of shares held by the Company: Directly	Indirectly
L. Information technology					
Henderson Data Centre Limited	7,9	2	HK$1	—	100
iCare.com Limited	7,9	2	HK$1	—	100
Henderson Cyber Management Services Limited	9	2	HK$1	—	100
M. Manufacturing					
Citifood Company (Hong Kong) Limited	3,8	6,136,842	HK$1	—	32.68
N. Inactive					
Castle Hill Investment Company Limited		500	HK$100	100	—
Citistore Properties Limited	7	1	HK$1	—	100
Fortune Newton Limited	7	2	HK$1	—	100
Goodfine Investment Limited		2	HK$1	—	100
Henderson Cyber (Hong Kong) Limited	9	2	HK$1	—	100
Henderson Utility Investments Limited		1	HK$1	—	100
Henderson Investment Credit (1997) Limited		2	HK$1	100	—
I-System Technology Limited (Incorporated in BVI)	6	1	US$1	100	—
Jetgold Investment Limited		3,000,000	HK$1	100	—
Jetstar Technology Limited (Incorporated in BVI)	6	1	US$1	100	—
Manswin Investment Limited	7	2	HK$1	—	100
New Capital Limited (Incorporated in BVI)	6	1	US$1	100	—
Newspeed Technology Limited (Incorporated in BVI)	6	1	US$1	—	100
Oven Supreme Limited	7	2	HK$1	—	100
Sinobond Investment Limited	7,10	2	HK$1	—	100
Translink Technology Limited (Incorporated in BVI)	6	1	US$1	100	—

Established in the PRC

	Notes	Contributed registered capital	% of equity interest held by the Company Directly	Indirectly
Sino-Foreign Equity Joint Venture Enterprise				
Zhong Shang Bigway (Guangzhou) Commercial Company, Limited	3,18,19	HK$71,200,000	—	32.03
Sino-Foreign Co-operative Joint Venture Enterprise				
Citistore Guangzhou Limited	7,20	HK$10,000,000	—	100

Notes:

1. Non-voting deferred shares.

2. Preference shares.

3. The Group can exercise control over these subsidiaries.

4. The percentage of profit sharing of the subsidiaries attributable to the Company is as follows:

Hangzhou Henderson Qianjiang Third Bridge Co., Ltd.	—	60%
Maanshan Huan Tong Highway Development Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%
Ningbo Nickwell Highway Development Company Limited	—	first five years: 80%, second five years: 50% and remaining years: 65%
Ningbo Rayter Highway Development Company Limited	—	first five years: 80%, second five years: 50% and remaining years: 65%
Ningbo Wise Link Highway Development Company Limited	—	first five years: 80%, second five years: 50% and remaining years: 65%
Tianjin Wanqiao Project Development Company Limited	—	70%
Tianjin Jinning Roads Bridges Construction Development Company Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%

5. On 29 March 2006, the Group entered into an agreement with the minority shareholder of the subsidiaries to dispose of its entire interests in the subsidiaries. The subsidiaries are included in disposal group in note 32 to Section I of the accountants' report.

6. No audited financial statements have been prepared for these companies, which are incorporated in a country where there were no statutory audit requirements.

7. Collectively referred to as the Sale Companies (including their subsidiaries).

8. The statutory audited financial statements of these companies for the four years ended 31 December 2006 were audited by Ernst & Young and the audited financial statements were prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by Hong Kong Institute of Certified Public Accountants ("HKICPA").

9. The statutory audited financial statements of these companies for the three years ended 30 June 2006 were audited by KPMG and the audited financial statements were prepared in accordance with HKFRS issued by HKICPA.

10. The statutory audited financial statements of these companies for the three years ended 30 June 2006 were audited by W. M. Sum & Co. and the audited financial statements were prepared in accordance with HKFRS issued by HKICPA.

11. The statutory audited financial statements of these companies for the three years ended 30 June 2006 were audited by Dickson Wong and the audited financial statements were prepared in accordance with HKFRS issued by HKICPA.

12. The statutory audited financial statements of these companies for the three years ended 30 June 2006 were audited by Lak & Associates C.P.A. Limited and the audited financial statements were prepared in accordance with HKFRS issued by HKICPA.

13. The statutory audited financial statements of these companies for the year ended 30 June 2004 were audited by PricewaterhouseCoopers and the audited financial statements were prepared in accordance with HKFRS issued by HKICPA.

14. The statutory audited financial statements of this company for each of the four years ended 31 December 2006 were audited by Zhejiang Zhonglei Certified Accountants Co. Ltd. and the audited financial statements were prepared in accordance with generally accepted accounting principles in the Mainland China ("PRC GAAP").

15. The statutory audited financial statements of this company for each of the four years ended 31 December 2006 were audited by An Hui Trust Us Accounting Co. Ltd. and the audited financial statements were prepared in accordance with PRC GAAP.

16. The statutory audited financial statements of these companies for each of the four years ended 31 December 2006 were audited by Feng Hua Guang Ping Certified Public Accountants and the audited financial statements were prepared in accordance with PRC GAAP.

17. The statutory audited financial statements of this company for each of the four years ended 31 December 2006 were audited by Jiwei Certified Public Accountants and the audited financial statements were prepared in accordance with PRC GAAP.

18. The statutory audited financial statements of this company for each of the four years ended 31 December 2006 were audited by Guangzhou New SuiDong Certified Public Accountants Co., Ltd. and the audited financial statements were prepared in accordance with PRC GAAP.

19. The financial information of these companies established in the PRC are included in the audited consolidated financial statements of China Investment Group Limited.

20. The financial information of this company established in the PRC is included in the audited consolidated financial statements of Henderson Investment Limited.

We have acted as auditors of the companies comprising the Group for each of the Relevant Periods other than the companies mentioned in notes 6 and 8 to 18 above for the Relevant Periods. We have audited the consolidated financial statements of the Company prepared in accordance with HKFRS for each of the three years ended 30 June 2006. For the purpose of this report, we have carried out our independent audit procedures in accordance with Hong Kong Standards on Auditing issued by the HKICPA on the consolidated financial statements of the Company for the six months ended 31 December 2006, which were prepared in accordance with accounting policies in conformity with HKFRS issued by HKICPA.

We have examined the audited consolidated financial statements (the "Underlying Financial Statements") of the Company for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the HKICPA.

The financial information of the Group for each of the Relevant Periods set out in this report has been prepared based on the Underlying Financial Statements for the Relevant Periods for the purpose of preparing our report for inclusion in the Circular.

The Underlying Financial Statements are the responsibility of the directors of the Company who approve their issue. The directors of the Company are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information from the Underlying Financial Statements, to form an opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information, together with the notes thereon gives, for the purpose of this report, a true and fair view of the state of affairs of the Group as at 30 June 2004, 2005 and 2006 and 31 December 2006 and of the consolidated results and cash flows of the Group for each of the three years ended 30 June 2006 and the six months ended 31 December 2006.

The comparative consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Group for the six months ended 31 December 2005, together with the notes thereon (the "31 December 2005 Financial Information"), were prepared by the directors of the Company solely for the purpose of this report. We have reviewed the 31 December 2005 Financial Information in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. Our review consisted principally of making enquiries of group management and applying analytical procedures to the 31 December 2005 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 December 2005 Financial Information. On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the 31 December 2005 Financial Information.

I. FINANCIAL INFORMATION

Consolidated income statements

	NOTES	Year ended 30 June 2004 HK$ million (As restated)	2005 HK$ million (As restated)	2006 HK$ million	Six months ended 31 December 2005 HK$ million (Unaudited)	2006 HK$ million
Turnover	7	1,255.8	1,294.4	1,147.1	611.3	507.0
Direct operating costs		(574.9)	(591.8)	(501.8)	(250.1)	(262.0)
Gross profit		680.9	702.6	645.3	361.2	245.0
Other income	9	273.5	97.7	139.3	60.2	122.3
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	10	—	—	(161.8)	(161.8)	—
Profit for the year/period of disposal group	32	—	—	11.2	—	5.8
Selling and distribution costs		(62.1)	(55.4)	(61.2)	(28.9)	(12.0)
Administrative expenses		(172.4)	(172.1)	(186.8)	(87.0)	(46.2)
Amortisation of goodwill		(59.6)	(74.1)	—	—	—
Negative goodwill/discount on acquisition released to income		9.0	6.3	—	—	—
Profit from operations before fair value gain of investment properties		669.3	505.0	386.0	143.7	314.9
Fair value gain of investment properties		160.9	890.3	1,014.9	674.6	219.3
Profit from operations after fair value gain of investment properties		830.2	1,395.3	1,400.9	818.3	534.2
Finance costs	11	(16.2)	(13.0)	(10.0)	(6.1)	(2.1)
Share of results of associates		1,522.3	2,392.1	2,489.1	1,094.6	1,516.4
Profit before taxation		2,336.3	3,774.4	3,880.0	1,906.8	2,048.5
Taxation	12	(109.8)	(201.0)	(184.9)	(97.8)	(66.6)
Profit for the year/period	13	2,226.5	3,573.4	3,695.1	1,809.0	1,981.9
Attributable to:						
Shareholders of the Company		2,132.3	3,507.7	3,667.2	1,802.0	1,951.5
Minority interests		94.2	65.7	27.9	7.0	30.4
Profit for the year/period		2,226.5	3,573.4	3,695.1	1,809.0	1,981.9
Dividends	16	619.8	704.4	818.8	422.6	457.1
Earnings per share	17(a)	HK$0.76	HK$1.25	HK$1.28	HK$0.64	HK$0.64
Adjusted earnings per share	17(b)	HK$0.65	HK$0.79	HK$0.72	HK$0.33	HK$0.50

Consolidated balance sheets

	NOTES	As at 30 June 2004 HK$ million (As restated)	As at 30 June 2005 HK$ million (As restated)	As at 30 June 2006 HK$ million	As at 31 December 2006 HK$ million
Non-current Assets					
Investment properties	18	4,110.3	5,000.7	6,058.0	6,369.8
Property, plant and equipment	19	722.9	685.7	637.7	658.1
Prepaid lease payments	20	82.2	80.6	63.3	62.6
Toll highway operation rights	21	596.2	561.5	171.1	177.8
Interests in associates	22	12,288.2	13,715.6	16,243.0	17,441.0
Other assets	23	393.6	379.4	412.7	480.4
Deferred tax assets	24	—	—	3.2	3.2
		18,193.4	20,423.5	23,589.0	25,192.9
Current Assets					
Inventories	25	286.3	288.2	309.5	239.7
Debtors, deposits and prepayments	23(d)	264.9	351.1	280.4	340.9
Amounts due from affiliates	26	218.4	129.4	142.4	182.3
Pledged bank deposits	34	20.2	20.2	20.2	20.2
Bank balances and cash	34	1,843.6	2,780.0	5,156.8	5,023.6
		2,633.4	3,568.9	5,909.3	5,806.7
Assets classified as held for sale	32	—	—	378.6	404.9
		2,633.4	3,568.9	6,287.9	6,211.6
Current Liabilities					
Creditors and accrued expenses	27	224.0	281.3	281.0	249.4
Amounts due to affiliates	28	147.5	146.1	65.9	65.8
Taxation		167.3	185.3	81.6	50.5
Borrowings	29	98.6	93.1	57.5	72.1
Bank overdrafts	34	29.1	33.8	30.3	2.4
		666.5	739.6	516.3	440.2
Liabilities associated with assets classified as held for sale	32	—	—	240.3	254.8
		666.5	739.6	756.6	695.0
Net current assets		1,966.9	2,829.3	5,531.3	5,516.6
		20,160.3	23,252.8	29,120.3	30,709.5
Capital and reserves					
Share capital	30	563.5	563.5	609.5	609.5
Reserves		18,149.7	20,953.0	27,043.1	28,645.4
Equity attributable to equity holders of the Company		18,713.2	21,516.5	27,652.6	29,254.9
Minority interests		755.8	744.8	627.5	673.0
Total equity		19,469.0	22,261.3	28,280.1	29,927.9
Non-current liabilities					
Borrowings	29	183.2	135.7	26.1	6.0
Deferred tax liabilities	24	435.9	554.7	693.9	728.1
Amount due to a fellow subsidiary	31	72.2	301.1	120.2	47.5
		691.3	991.5	840.2	781.6
		20,160.3	23,252.8	29,120.3	30,709.5

Consolidated statements of changes in equity

	Attributable to equity holders of the Company										
	Share capital HK$ million	Property revaluation reserve HK$ million (note)	Capital reserve HK$ million	Investment revaluation reserve HK$ million	Exchange reserve HK$ million	Share premium account HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
At 1 July 2003											
- as previously reported	563.5	1,826.4	12.9	—	—	6,158.6	309.9	10,768.8	19,640.1	809.8	20,449.9
- effects of changes in accounting policies (note 3)	—	(1,826.4)	—	—	—	—	—	(613.0)	(2,439.4)	(83.3)	(2,522.7)
- as restated	563.5	—	12.9	—	—	6,158.6	309.9	10,155.8	17,200.7	726.5	17,927.2
Profit for the year and total recognised income	—	—	—	—	—	—	—	2,132.3	2,132.3	94.2	2,226.5
Final dividend paid	—	—	—	—	—	—	(309.9)	—	(309.9)	—	(309.9)
Interim dividend paid	—	—	—	—	—	—	—	(309.9)	(309.9)	—	(309.9)
Disposal of interests in subsidiaries	—	—	—	—	—	—	—	—	—	1.5	1.5
Final dividend proposed	—	—	—	—	—	—	338.1	(338.1)	—	—	—
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	—	(66.4)	(66.4)
At 30 June 2004	563.5	—	12.9	—	—	6,158.6	338.1	11,640.1	18,713.2	755.8	19,469.0
Profit for the year and total recognised income	—	—	—	—	—	—	—	3,507.7	3,507.7	65.7	3,573.4
Final dividend paid	—	—	—	—	—	—	(338.1)	—	(338.1)	—	(338.1)
Interim dividend paid	—	—	—	—	—	—	—	(366.3)	(366.3)	—	(366.3)
Acquisition of additional interests in subsidiaries	—	—	—	—	—	—	—	—	—	(43.3)	(43.3)
Final dividend proposed	—	—	—	—	—	—	422.6	(422.6)	—	—	—
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	—	(33.4)	(33.4)
At 30 June 2005	563.5	—	12.9	—	—	6,158.6	422.6	14,358.9	21,516.5	744.8	22,261.3
At 1 July 2005											
- as previously reported	563.5	—	12.9	—	—	6,158.6	422.6	14,358.9	21,516.5	744.8	22,261.3
- effects of changes in accounting policies (note 3)	—	—	—	—	—	—	—	118.9	118.9	—	118.9
- as restated	563.5	—	12.9	—	—	6,158.6	422.6	14,477.8	21,635.4	744.8	22,380.2
Gain on available-for-sale investments	—	—	—	9.8	—	—	—	—	9.8	—	9.8
Profit for the period	—	—	—	—	—	—	—	1,802.0	1,802.0	7.0	1,809.0
Total recognised income for the period	—	—	—	9.8	—	—	—	1,802.0	1,811.8	7.0	1,818.8

	Attributable to equity holders of the Company										
	Share capital HK$ million	Property revaluation reserve HK$ million (note)	Capital reserve HK$ million	Investment revaluation reserve HK$ million	Exchange reserve HK$ million	Share premium account HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
Acquisition of additional of interests in subsidiaries	—	—	—	—	—	—	—	—	—	(90.7)	(90.7)
Final dividend paid	—	—	—	—	—	—	(422.6)	—	(422.6)	—	(422.6)
Interim dividend proposed	—	—	—	—	—	—	366.3	(366.3)	—	—	—
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	—	(7.8)	(7.8)
At 31 December 2005	563.5	—	12.9	9.8	—	6,158.6	366.3	15,913.5	23,024.6	653.3	23,677.9
Gain on available-for-sale investments	—	—	—	43.9	—	—	—	—	43.9	—	43.9
Revaluation increase, net of deferred tax	—	12.0	—	—	—	—	—	—	12.0	3.2	15.2
Total income recognised directly in equity	—	12.0	—	43.9	—	—	—	—	55.9	3.2	59.1
Profit for the period	—	—	—	—	—	—	—	1,865.2	1,865.2	20.9	1,886.1
Total recognised income for the period	—	12.0	—	43.9	—	—	—	1,865.2	1,921.1	24.1	1,945.2
Shares issued	46.0	—	—	—	—	3,070.5	—	—	3,116.5	—	3,116.5
Transaction costs attributable to issue of shares	—	—	—	—	—	(13.4)	—	—	(13.4)	—	(13.4)
Interim dividend paid	—	—	—	—	—	—	(366.3)	(29.9)	(396.2)	—	(396.2)
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	—	(49.9)	(49.9)
Final dividend proposed	—	—	—	—	—	—	457.1	(457.1)	—	—	—
At 30 June 2006	609.5	12.0	12.9	53.7	—	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1
Gain on available-for-sale investments	—	—	—	68.7	—	—	—	—	68.7	—	68.7
Exchange difference arising on translation of foreign operations	—	—	—	—	39.2	—	—	—	39.2	30.6	69.8
Total income recognised directly in equity	—	—	—	68.7	39.2	—	—	—	107.9	30.6	138.5
Profit for the period	—	—	—	—	—	—	—	1,951.5	1,951.5	30.4	1,981.9
Total recognised income for the period	—	—	—	68.7	39.2	—	—	1,951.5	2,059.4	61.0	2,120.4
Final dividend paid	—	—	—	—	—	—	(457.1)	—	(457.1)	—	(457.1)
Interim dividend proposed	—	—	—	—	—	—	396.1	(396.1)	—	—	—
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	—	(15.5)	(15.5)
At 31 December 2006	609.5	12.0	12.9	122.4	39.2	9,215.7	396.1	18,847.1	29,254.9	673.0	29,927.9

Note: The balance of property revaluation reserve of the Group at 30 June 2006 and 31 December 2006 represents the revaluation reserve arising from the transfer of previous owner-occupied property to investment property and such revaluation reserve is frozen upon the transfer and will be transferred to retained profits when the relevant properties are disposed of.

Consolidated cash flow statements

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(As restated)	(As restated)		(Unaudited)	
Operating activities					
Profit before taxation	2,336.3	3,774.4	3,880.0	1,906.8	2,048.5
Adjustments for:					
Amortisation of goodwill	59.6	74.1	—	—	—
Amortisation of toll highway operation rights	34.7	34.7	15.6	17.3	5.1
Depreciation	57.3	57.7	53.1	26.5	17.3
Dividends from investments	(19.1)	(10.1)	(6.7)	(1.0)	(1.0)
Fair value gain of investment properties	(160.9)	(890.3)	(1,014.9)	(674.6)	(219.3)
Finance costs	16.2	13.0	10.0	6.1	2.1
Impairment loss on debtors	3.3	5.7	1.3	0.8	0.7
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	—	—	161.8	161.8	—
Impairment loss on available-for-sale investments	—	—	0.3	—	—
Impairment loss on property, plant and equipment	0.4	—	4.5	—	—
Interest income	(28.9)	(52.8)	(124.2)	(54.4)	(114.8)
(Gain) loss on write off/disposal of property, plant and equipment, net	(76.1)	2.1	7.8	—	17.4
Gain on disposal of a subsidiary	—	—	—	—	(4.7)
Gain on disposal of investments in securities	(61.9)	—	—	—	—
Negative goodwill/discount on acquisition released to income	(9.0)	(6.3)	—	—	—
Release of prepaid lease payments	1.7	1.7	1.7	0.8	0.7
Reversal of impairment loss on properties held for development	(0.4)	—	—	—	—
Share of results of associates	(1,522.3)	(2,392.1)	(2,489.1)	(1,094.6)	(1,516.4)
Unrealised holding gain on investments in securities	(48.9)	(26.0)	—	—	—
Write back of allowance for completed properties for sale	(17.3)	—	(19.5)	(14.2)	—
Unrealised exchange loss	—	—	—	—	20.7
Operating cash flows before movements in working capital	564.7	585.8	481.7	281.3	256.3
(Increase) decrease in inventories	(0.9)	(2.6)	(4.2)	(8.0)	16.0
Decrease in completed properties for sale	2.6	0.5	2.4	2.4	18.3
(Increase) decrease in debtors, deposits and prepayments	(10.5)	(92.7)	90.0	46.1	(58.7)
(Decrease) increase in creditors and accrued expenses	(28.4)	57.2	1.0	36.4	(30.3)
Cash generated from operations	527.5	548.2	570.9	358.2	201.6
Income taxes paid	(49.8)	(64.1)	(155.8)	(141.9)	(64.6)
Interest paid	(17.3)	(13.0)	(10.0)	(6.1)	(2.1)
Net cash from operating activities	460.4	471.1	405.1	210.2	134.9

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(As restated)	(As restated)		(Unaudited)	
Investing activities					
Dividends received from associates and available-for-sale investments/investments in securities	885.0	938.2	901.9	325.9	335.6
Interest received	34.4	53.5	123.8	54.6	113.3
Purchase of investment properties	(1.2)	(0.1)	—	—	(92.5)
Purchase of property, plant and equipment	(19.2)	(22.8)	(28.4)	(18.4)	(28.4)
Payments to acquire additional interest in a subsidiary	—	(50.9)	(252.5)	(252.5)	—
Payments to acquire additional interests in associates	—	(23.7)	(814.6)	—	(16.1)
Payments to acquire investments in securities	—	(0.4)	—	—	—
Payments to acquire available-for-sale investments	—	—	(1.0)	(0.3)	—
Proceeds from disposal of property, plant and equipment	6.6	0.2	0.2	0.1	0.5
Proceeds from disposal of investments in securities	804.4	40.8	—	—	—
(Increase) decrease in amounts due from investee companies	—	(0.1)	1.0	1.0	—
(Increase) decrease in amounts due from associates	(0.6)	85.4	(4.1)	(1.9)	(3.8)
(Increase) decrease in amounts due from minority shareholders	(5.3)	3.6	(9.9)	—	(36.1)
Net cash (outflow) inflow from disposal of subsidiaries (note 37)	(0.1)	0.1	—	—	38.8
Net cash from (used in) investing activities	1,704.0	1,023.8	(83.6)	108.5	311.3
Financing activities					
Dividends paid to shareholders	(619.8)	(704.2)	(818.8)	(422.4)	(456.6)
Dividends paid to minority shareholders	(66.4)	(33.4)	(57.7)	(7.8)	(15.5)
(Repayment to) advance from a fellow subsidiary	(127.3)	228.9	(180.9)	(215.0)	(72.7)
(Repayment to) advance from minority shareholders	(10.5)	(4.0)	(8.9)	(2.9)	178.6
(Repayment to) advance from associates	(0.2)	2.5	(1.7)	(1.6)	(0.8)
Repayment to an investee company	(4.1)	—	—	—	—
Issue of shares to minority shareholders	2.3	—	—	—	—
Share issued, net of expenses	—	—	3,103.1	—	—
New bank and other loans raised	6.1	—	33.6	5.6	—
Repayment of bank and other loans	(287.4)	(53.0)	(9.4)	(9.4)	(190.9)
Net cash (used in) from financing activities	(1,107.3)	(563.2)	2,059.3	(653.5)	(557.9)
Net increase (decrease) in cash and cash equivalents	1,057.1	931.7	2,380.8	(334.8)	(111.7)
Cash and cash equivalents at beginning of the year/period	757.4	1,814.5	2,746.2	2,746.2	5,127.0
Effect of foreign exchange rate changes	—	—	—	—	7.2
Cash and cash equivalents at end of the year/period	1,814.5	2,746.2	5,127.0	2,411.4	5,022.5
Analysis of balances of cash and cash equivalents					
Bank balances and cash	1,843.6	2,780.0	5,156.8	2,450.9	5,023.6
Bank balances and cash attributable to a disposal group	—	—	0.5	—	1.3
Bank overdrafts	(29.1)	(33.8)	(30.3)	(39.5)	(2.4)
	1,814.5	2,746.2	5,127.0	2,411.4	5,022.5

Notes to the financial information

1. GENERAL

The Company is a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its immediate holding company is Kingslee S.A., a private limited liability company incorporated in the Republic of Panama. Its intermediate holding company is Henderson Land Development Company Limited, a public limited liability company also incorporated in Hong Kong with its shares listed on the Stock Exchange. Its ultimate holding company is Henderson Development Limited, a private limited liability company incorporated in Hong Kong.

During the Relevant Periods, the Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operations and information technology development.

The address of the registered office and the principal place of business of the Company is 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The financial information is presented in Hong Kong dollars. The Company's functional currency is Hong Kong dollars, while the functional currency of the subsidiaries operating in the Mainland China (the "PRC") is Renminbi.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

For the year ended 30 June 2004

The Group has adopted the Statement of Standard Accounting Practice ("SSAP") 12 (Revised) *Income taxes* issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. Prior to the year ended 30 June 2004, partial provision had to be made for deferred tax using the income statement liability method, i.e. a liability had to be recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively (see note 3 for the financial impact).

For the year ended 30 June 2005

The Group has applied, Hong Kong Financial Reporting Standards ("HKFRS") 3 *Business combinations* which is applicable to business combinations, for which the agreement date is on or after 1 January 2005; and HK Interpretation ("HK Int") 1 *The appropriate accounting policies for infrastructure facilities* which is effective on 1 October 2004. In addition, the Group has early adopted Hong Kong Accounting Standards ("HKAS") 40 *Investment property* and HKAS Interpretation 21 *Income taxes - Recovery of revalued non-depreciable assets*.

The principal effects of the application of HKFRS 3, HK Int 1, HKAS 40 and HKAS - Int 21 to the Group are summarised as follows:

HKFRS 3 Business combinations

HKFRS 3 has been adopted by the Group for business combinations for which the agreement date is on or after 1 January 2005. The transactions to which HKFRS 3 has been applied by the Group are the acquisition of the remaining interest of Shiu Kien Development Company Limited in January 2005 and the acquisition of additional interests in certain associates during the year ended 30 June 2005. By adoption of HKFRS 3, no amortisation for goodwill arising from the above transactions has been charged to the consolidated income statement for the year ended 30 June 2005 and subsequent year/period.

In accordance with the transitional rules of HKFRS 3, the Group has applied the revised accounting policy of goodwill prospectively from the beginning of its first annual financial period beginning on or after 1 January 2005, i.e. the year ended 30 June 2006.

HK Int 1 The appropriate accounting policies for infrastructure facilities

The principal effect of the adoption of HK Int 1 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll roads. Prior to the year ended 30 June 2005, amortisation of toll highway operation rights and depreciation of bridges of the Group were provided for on the basis of a sinking fund method.

By adoption of HK Int 1, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis which is similar to a straight-line method. In the absence of any specific transitional requirements in HK Int 1, the revised accounting policy has been applied retrospectively (see note 3 for the financial impact).

HKAS 40 Investment property

Prior to the year ended 30 June 2005, investment property was stated at its open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment property was credited or charged to the property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation increase subsequently arising, this increase was credited to the income statement to the extent of the decrease previously charged. On disposal of an investment property, the balance on the property revaluation reserve attributable to the property was transferred to the income statement. No depreciation was provided on investment property except where the unexpired term of the relevant lease was 20 years or less.

HKAS 40 introduces both cost model and fair value model for the measurement of investment property. Under the fair value model, HKAS 40 requires fair value changes to be recognised directly in the income statement in the period in which they arise. The Group has elected to use the fair value model to account for its investment properties and apply HKAS 40 retrospectively (see note 3 for the financial impact).

HKAS Interpretation 21 Income taxes - Recovery of revalued non-depreciable assets

Prior to the year ended 30 June 2005, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation.

The Group has applied HKAS Interpretation 21 which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively (see note 3 for the financial impact).

For the year ended 30 June 2006

From 1 July 2005 onwards, the Group has applied, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005 except for HKAS 40 and Int 21 which the Group has early adopted in 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates has been changed. The changes in presentation have been applied retrospectively.

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the Relevant Periods are prepared and presented:

Business combinations

From 1 July 2005, the Group has applied the transitional provisions of HKFRS 3 *Business combinations* to goodwill acquired in business combinations for which the agreement date was before 1 January 2005. The principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions of associates prior to 1 January 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included in interests in associates amounted to HK$1,272.2 million at 30 June 2005, the Group has continued amortising such goodwill till 30 June 2005 and discontinued amortising such goodwill from 1 July 2005 onwards. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged for the year ended 30 June 2006. Comparative figures have not been restated (see note 3 for the financial impact).

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 January 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3 and derecognised negative goodwill on 1 July 2005 of HK$118.9 million previously presented as a deduction from interests in associates, with a corresponding increase in retained profits as at 1 July 2005 (see note 3 for the financial impact).

Non-current assets held for sale and discontinued operations

HKFRS 5 *Non-current assets held for sale and discontinued operations* requires non-current assets and disposal groups to be classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets (or disposal group) are available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amounts and fair values less costs to sell.

According to the transitional provisions of HKFRS 5, the new accounting policy has been applied prospectively. Accordingly, the Group shall not reclassify or re-present amount presented for non-current assets or for the assets and liabilities of disposal groups classified as held for sale in the consolidated balance sheets prior to the year ended 30 June 2006. Assets and liabilities of certain subsidiaries (which satisfy the definition of non-current assets held for sale) were therefore classified as held for sale assets and liabilities during the year ended 30 June 2006.

Hotel properties

Prior to the year ended 30 June 2006, hotel properties of the Group were carried at revalued amounts and no depreciation was provided on hotel properties held on leases of more than twenty years. From 1 July 2005 onwards, the Group has applied HKAS 16 *Property, plant and equipment*. HKAS 16 requires the residual value of the hotel properties to be measured at the amount the Group would currently obtain from disposal of the hotel properties, after deducting the estimated costs of disposal, if the hotel properties were already of the age and in the condition expected at the end of their respective useful lives.

Upon application of HKAS 16, the Group reviewed the residual values of its hotel properties, depreciation is provided on hotel properties and these changes are accounted for as a change in accounting policy on a retrospective basis in accordance with HKAS 8 *Accounting policies, changes in accounting estimates and errors*. Deferred taxation relating to hotel properties has also been restated (see note 3 for the financial impact).

Owner-occupied leasehold interest in land

Prior to the year ended 30 June 2006, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model, and properties held for development were stated at the cost of acquisition to the Group together with any attributable expenses less any identified impairment losses, where appropriate. From 1 July 2005 onwards, the Group has applied HKAS 17 *Leases*. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see note 3 for the financial impact).

Financial instruments

From 1 July 2005 onwards, the Group has applied HKAS 32 *Financial instruments: Disclosure and presentation* and HKAS 39 *Financial instruments: Recognition and measurement*. HKAS 32 requires retrospective application. The application of HKAS 32 has no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30 June 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24 *Investments in Securities*. Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" were carried at cost less impairment losses (if any) while "other investments" were measured at fair value, with unrealised gains or losses included in profit or loss. Held-to-maturity investments were carried at amortised cost less impairment losses (if any). From 1 July 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition (see note 3 for the financial impact).

Financial assets and financial liabilities other than debt and equity securities

From 1 July 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss ("other financial liabilities")". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

The application of HKAS 39 has had no material effect on the results for the year ended 30 June 2006.

Interests in associates

From 1 July 2005 onwards, the associates of the Group applied a number of new HKFRSs issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005, certain of which require retrospective application (see note 3 for the financial impact).

For the six months ended 31 December 2006

The Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA that are effective for accounting periods either beginning on or after 1 December 2005, 1 January 2006, 1 March 2006, 1 May 2006 or 1 June 2006. The adoption of the new standards, amendments and interpretations has had no material effect on how the results for the current or prior accounting years are prepared and presented. Accordingly, no prior year adjustment is required.

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective. The Group anticipates that the application of new standards, amendment and interpretations will have no material impact on the financial information of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) - Int 10	Interim financial reporting and impairment[3]
HK(IFRIC) - Int 11	HKFRS 2: Group and treasury share transactions[4]
HK(IFRIC) - Int 12	Service Concession Arrangements[5]

[1] Effective for annual periods beginning on or after 1 January 2007

[2] Effective for annual periods beginning on or after 1 January 2009

[3] Effective for annual periods beginning on or after 1 November 2006

[4] Effective for annual periods beginning on or after 1 March 2007

[5] Effective for annual periods beginning on or after 1 January 2008

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the Relevant Periods and for the six months ended 31 December 2005 are as follows:

(i) On results

For the year ended 30 June 2004

	SSAP 12	HKAS 16 & HKAS 17	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(Note 3)	*(Note 2)*	*(Note 1)*	*(Note 1)*	*(Note 1)*	
Increase in depreciation and amortisation	—	(8.6)	—	—	(21.3)	(29.9)
Decrease in impairment loss on property, plant and equipment	—	—	—	—	53.3	53.3
Increase in fair value gain of investment properties	—	—	160.9	—	—	160.9
(Decrease) increase in share of results of associates	(20.7)	10.0	195.5	(33.0)	—	151.8
(Increase) decrease in deferred tax	(22.4)	0.9	—	(22.7)	3.4	(40.8)
(Decrease) increase in profit	(43.1)	2.3	356.4	(55.7)	35.4	295.3
Attributable to:						
Shareholders of the Company	(32.8)	2.3	356.4	(55.7)	4.6	274.8
Minority interests	(10.3)	—	—	—	30.8	20.5
	(43.1)	2.3	356.4	(55.7)	35.4	295.3

For the year ended 30 June 2005

	HKAS 16 & HKAS 17	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(Note 2)	*(Note 3)*	*(Note 3)*	*(Note 3)*	
Increase in depreciation and amortisation	(8.4)	—	—	(19.4)	(27.8)
Increase in fair value gain of investment properties	—	890.3	—	—	890.3
Increase in share of results of associates	10.0	635.2	—	—	645.2
Increase in share of tax of associates	—	—	(111.7)	—	(111.7)
Decrease (increase) in deferred tax	0.9	—	(117.7)	2.9	(113.9)
Increase (decrease) in profit	2.5	1,525.5	(229.4)	(16.5)	1,282.1
Attributable to:					
Shareholders of the Company	2.5	1,525.5	(229.4)	(7.9)	1,290.7
Minority interests	—	—	—	(8.6)	(8.6)
	2.5	1,525.5	(229.4)	(16.5)	1,282.1

For the year ended 30 June 2006

	HKAS 16 & HKAS 17	HKFRS 3	Total
	HK$ million	*HK$ million*	*HK$ million*
	(Note 3)	*(Note 3)*	
Increase in depreciation and amortisation	(8.5)	—	(8.5)
Increase in share of results of associates	10.4	—	10.4
Decrease in amortisation of goodwill	—	74.1	74.1
Decrease in discount on acquisition released to income	—	(6.3)	(6.3)
Decrease in deferred tax	0.8	—	0.8
Increase in profit	2.7	67.8	70.5

For the six months ended 31 December 2005 - unaudited

	HKAS 16 & HKAS 17	HKFRS 3	Total
	HK$ million	*HK$ million*	*HK$ million*
Increase in depreciation and amortisation	(4.2)	—	(4.2)
Increase in share of results of associates	5.1	(0.7)	4.4
Decrease in amortisation of goodwill	—	30.4	30.4
Decrease in discount on acquisition released to income	—	(4.3)	(4.3)
Decrease in deferred tax	0.4	—	0.4
Increase in profit	1.3	25.4	26.7

(ii) **On income statement line items**

For the year ended 30 June 2004

	SSAP 12	HKAS 16 & HKAS 17	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(Note 3)	*(Note 2)*	*(Note 1)*	*(Note 1)*	*(Note 1)*	
Increase in direct operating costs	—	—	—	—	(21.3)	(21.3)
(Increase) decrease in administrative expenses	—	(8.6)	—	—	53.3	44.7
Increase in fair value gain of investment properties	—	—	160.9	—	—	160.9
(Decrease) increase in share of results of associates	(20.7)	10.0	195.5	(33.0)	—	151.8
(Increase) decrease in taxation	(22.4)	0.9	—	(22.7)	3.4	(40.8)
(Decrease) increase in profit	(43.1)	2.3	356.4	(55.7)	35.4	295.3
Attributable to:						
Shareholders of the Company	(32.8)	2.3	356.4	(55.7)	4.6	274.8
Minority interests	(10.3)	—	—	—	30.8	20.5
	(43.1)	2.3	356.4	(55.7)	35.4	295.3

For the year ended 30 June 2005

	HKAS 16 & HKAS 17	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(Note 2)	*(Note 3)*	*(Note 3)*	*(Note 3)*	
Increase in direct operating costs	—	—	—	(19.4)	(19.4)
Increase in administrative expenses	(8.4)	—	—	—	(8.4)
Increase in fair value gain of investment properties	—	890.3	—	—	890.3
Increase (decrease) in share of results of associates	10.0	635.2	(111.7)	—	533.5
Decrease (increase) in taxation	0.9	—	(117.7)	2.9	(113.9)
Increase (decrease) in profit	2.5	1,525.5	(229.4)	(16.5)	1,282.1
Attributable to:					
Shareholders of the Company	2.5	1,525.5	(229.4)	(7.9)	1,290.7
Minority interests	—	—	—	(8.6)	(8.6)
	2.5	1,525.5	(229.4)	(16.5)	1,282.1

For the year ended 30 June 2006

	HKAS 16 & HKAS 17 *HK$ million* *(Note 3)*	HKFRS 3 *HK$ million* *(Note 3)*	Total *HK$ million*
Increase in administrative expenses	(8.5)	—	(8.5)
Increase in share of results of associates	10.4	—	10.4
Decrease in amortisation of goodwill	—	74.1	74.1
Decrease in discount on acquisition released to income	—	(6.3)	(6.3)
Decrease in taxation	0.8	—	0.8
Increase in profit	2.7	67.8	70.5

For the six months ended 31 December 2005 - unaudited

	HKAS 16 & HKAS 17 *HK$ million*	HKFRS 3 *HK$ million*	Total *HK$ million*
Increase in administrative expenses	(4.2)	—	(4.2)
Increase in share of results of associates	5.1	(0.7)	4.4
Decrease in amortisation of goodwill	—	30.4	30.4
Decrease in discount on acquisition released to income	—	(4.3)	(4.3)
Decrease in taxation	0.4	—	0.4
Increase in profit	1.3	25.4	26.7

The cumulative effects of the changes in the accounting policies described in note 2 on the balance sheet items as at respective balance sheet dates are summarised below:

As at 30 June 2004

		Effect of					
	As originally stated	HKAS 1	HKAS 16 & HKAS 17	HKAS 40	HK(SIC) Int 21	HK Int 1	As restated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		(Note 2)	*(Note 2)*	*(Note 1)*	*(Note 1)*	*(Note 1)*	
Property, plant and equipment	1,355.4	—	(561.7)	—	—	(70.8)	722.9
Toll highway operation rights	626.2	—	—	—	—	(30.0)	596.2
Prepaid lease payments	—	—	83.9	—	—	—	83.9
Interests in associates	13,501.6	—	(851.2)	—	(362.2)	—	12,288.2
Deferred tax liabilities	(70.2)	—	10.2	—	(399.0)	23.1	(435.9)
Total effects on assets and liabilities		—	(1,318.8)	—	(761.2)	(77.7)	
Property valuation reserve	2,185.7	—	(1,294.0)	(891.7)	—	—	—
Retained profits	11,565.9	—	(24.8)	891.7	(753.0)	(39.7)	11,640.1
Minority interests	—	802.0	—	—	(8.2)	(38.0)	755.8
Total effects on equity		802.0	(1,318.8)	—	(761.2)	(77.7)	
Minority interests	802.0	(802.0)	—	—	—	—	—

As at 30 June 2005 and 1 July 2005

		Effect of			Effect of		
	At 30 June 2005 as originally stated	HKAS 1	HKAS 16 & HKAS 17	At 30 June 2005 (restated)	HKAS 39	HKFRS 3	At 1 July 2005 (restated)
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		(Note 2)	*(Note 2)*		*(Note 2)*	*(Note 2)*	
Property, plant and equipment	1,274.0	—	(588.3)	685.7	—	—	685.7
Prepaid lease payments	—	—	82.3	82.3	—	—	82.3
Interests in associates	14,556.8	—	(841.2)	13,715.6	—	118.9	13,834.5
Investments in securities	241.6	—	—	241.6	(241.6)	—	—
Held-to-maturity investments	—	—	—	—	11.5	—	11.5
Available-for-sale investments	—	—	—	—	230.1	—	230.1
Deferred tax liabilities	(565.8)	—	11.1	(554.7)	—	—	(554.7)
Total effects on assets and liabilities		—	(1,336.1)		—	118.9	
Property valuation reserve	1,313.8	—	(1,313.8)	—	—	—	—
Retained profits	14,381.2	—	(22.3)	14,358.9	—	118.9	14,477.8
Minority interests	—	744.8	—	744.8	—	—	744.8
Total effects on equity		744.8	(1,336.1)		—	118.9	
Minority interests	744.8	(744.8)	—	—	—	—	—

The financial effects of the application of the new HKFRSs to the Group's equity at 1 July 2003 are summarised below:

As at 1 July 2003

		Effect of						
	As originally stated	SSAP 12	HKAS 1	HKAS 16 & HKAS 17	HKAS 40	HK(SIC) Int 21	HK Int 1	As restated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		(Note 3)	*(Note 2)*	*(Note 2)*	*(Note 1)*	*(Note 1)*	*(Note 1)*	
Property valuation reserve	1,826.4	(11.0)	—	(1,280.0)	(535.4)	—	—	—
Retained profits	10,768.8	(379.6)	—	(27.2)	535.4	(697.4)	(44.2)	10,155.8
Minority interests	—	—	803.4	—	—	(8.0)	(68.9)	726.5
Total effects on equity		(390.6)	803.4	(1,307.2)	—	(705.4)	(113.1)	
Minority interests	809.8	(6.4)	(803.4)	—	—	—	—	—

Notes:

1. The Group has applied these new/revised standards/interpretations in the preparation of the consolidated financial statements for the year ended 30 June 2005 (which were not adjusted in the audited consolidated financial statements of the Group for the year ended 30 June 2004). For the purpose of presenting this accountants' report, the changes in accounting policies have been adjusted retrospectively to the audited consolidated financial statements of the Group for the year ended 30 June 2004.

2. The Group has applied these new/revised standards in the preparation of the consolidated financial statements for the year ended 30 June 2006 (which were not adjusted in the audited consolidated financial statements of the Group for the year ended 30 June 2004 and 30 June 2005). For the purpose of presenting this accountants' report, the changes in accounting policies have been adjusted retrospectively to the audited consolidated financial statements of the Group for the year ended 30 June 2004 and 30 June 2005.

3. The adjustments were resulted from the adoption of new/revised standards during the three years ended 30 June 2006 and were adjusted to the audited consolidated financial statements of the relevant year.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The financial information has been prepared in accordance with the principal accounting policies set out below which conform with Hong Kong Financial Reporting Standards issued by the HKICPA.

The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All significant intercompany transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Acquisition of additional interest in a subsidiary

When the Group increases its interest in an entity that is already an entity controlled by the Company, goodwill arising on such acquisition represents the difference between the consideration paid for the additional interest and the book value of the net assets of the subsidiary attributable to the additional interest acquired.

Goodwill

Goodwill arising on acquisition before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 July 2001 continues to be held in reserves and will be charged to the retained profits at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 July 2001 with agreement dated before 31 December 2004 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the interests in associates. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

For previously capitalised goodwill arising on acquisitions of subsidiaries or associates after 1 January 2001, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill arising on acquisitions of subsidiaries is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired, while such goodwill on acquisitions of associates is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Goodwill arising on acquisitions for which the agreement date is on or after 1 January 2005, represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition, is initially recognised as an asset at cost and is subsequently measured at cost less impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

As goodwill arising from the acquisition of associates is included in the carrying amount of an investment in an associate and which is not separately recognised, it is not tested for impairment separately by applying the requirements for impairment testing goodwill in HKAS 36 *Impairment of assets*. Instead, the entire carrying amount of the investment in an associate is tested under HKAS 36 for impairment, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. In determining the value in use of the investment, the Group estimates: (a) its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds on the ultimate disposal of the investment; or (b) the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.

On subsequent disposal of a subsidiary and an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in note 2 above, the discount on acquisitions arising on acquisition of associates as at 1 July 2005 has been derecognised with a corresponding adjustment to the Group's retained earnings.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sale of properties in the ordinary course of business is recognised when all of the following criteria are met:

- the significant risks and rewards of ownership of the properties are transferred to buyers;
- neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the properties are retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Payments received from purchasers prior to this stage are recorded as deposits from pre-sale of properties under current liabilities.

The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

Sale of goods from the retail business is recognised when goods are delivered and title of goods passes to the purchaser.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment income and dividend income from investments are recognised when the rights to receive payment have been established.

Income from hotels and restaurants and management services are recognised when the relevant services are provided.

Income from security guard services/consultancy service and commission income are recognised when services are provided.

Toll fee income is recognised on a cash receipt basis.

Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

Revenue from the provision of internet and telecommunication services is recognised at the time when the services are rendered.

Interests in associates

An associate is an entity, including an unincorporated entity such as a partnership, over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the Group.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is included in the profit or loss in the year/period in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year/period in which the item is derecognised.

Toll highway operation rights

Toll highway operation rights are stated at cost less subsequent accumulated amortisation and accumulated impairment losses.

Amortisation is provided to write off the cost of toll highway operation rights using the straight-line method over the operating periods ranging from 25 years to 33 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Inventories

Goods for retails, catering stocks and trading goods

Goods for retails, catering stocks and trading goods are stated at the lower of cost and net realisable value. Costs, which comprise all costs of purchase, are calculated on the weighted average cost method.

Completed properties for sale

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group's financial assets are classified into one of the three categories, including loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amounts due from associates, minority shareholders and investee companies, bank deposits, and bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. At each balance sheet date subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

The Group's financial liabilities including creditors, amounts due to fellow subsidiaries, associates and minority shareholders and borrowings are subsequently measured at amortised cost using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

Impairment - other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are classified as prepaid lease payments under operating leases, which are carried at cost and released to income statement over the lease term on a straight-line basis.

Development costs

Research and development costs, including website/portal development costs, are charged to the profit or loss as incurred, except in so far as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes and mandatory provident fund scheme are charged as an expense when employees have rendered service entitling them to the contributions.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from the profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year/period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of property, plant and equipment

The Group assesses annually whether property, plant and equipment have any indication of impairment in accordance with the relevant accounting policies. The recoverable amounts of property, plant and equipment have been determined based on the greater of their net selling prices and value in use calculation. The value in use calculation requires the use of estimation on future operating cash flows and discount rate adopted in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Allowance for doubtful debts

The Group makes allowances for bad and doubtful debts when there is objective evidence that receivables balances are impaired. The balances of the receivables are based on the present value of estimated future cash flows discounted at the effective rate computed at initial recognition. The directors involved a considerable amount of judgment in assessing the ultimate realisation of these receivables including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their activity to make payments, additional allowance may be required.

6. FINANCIAL INSTRUMENTS

a. Financial risk management objectives and policies

The Group's major financial instruments include equity investments, debtors, instalments receivable, bank balances and cash, creditors, amounts due from/to related parties and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and an effective manner.

(i) *Cash flow interest rate risk*

The Group's interest rate risk relates primarily to variable-rate bank borrowings which exposed the Group to cash flow interest rate risk (see note 29). The Group currently does not have an interest rate hedging policy. However, the management monitors closely the interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

(ii) *Currency risk*

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong dollars. The Group's bank loans are mainly related to the infrastructure projects in the PRC, and are denominated in Renminbi. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's foreign currency exchange rate exposures in connection with its borrowings. As a whole, the core operations of the Group can be considered as not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the Relevant Periods.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

(iii) *Credit risk*

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual debtor at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high-credit-ratings.

In order to minimise the credit risk, the management of the Company has also closely monitored the receivable due from the associates and investee companies and implemented monitoring procedures to ensure that follow-up action is taken to recover the outstanding balances.

Other than the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

(iv) *Price risk*

The Group's available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

(v) *Liquidity risk*

The objective of the Group is to maintain a balance between the continuity of funding and the flexibility through the use of bank borrowings and advances from related parties. In addition, banking facilities have been put in place for general funding purposes.

b. **Fair value**

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices; and

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

Except as indicated in the financial information, the directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial information approximate to their fair values.

7. TURNOVER

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(restated)	(restated)		(Unaudited)	
Hotel operation	89.9	99.3	95.3	47.0	51.8
Information technology services income	87.3	83.8	56.8	38.1	1.1
Rental income	572.3	609.8	613.8	311.2	192.7
Sale of properties	5.6	1.6	3.6	3.1	28.8
Security guard services	92.8	98.4	64.8	34.4	36.1
Toll fee income	238.8	235.5	136.4	92.4	72.9
Others	169.1	166.0	176.4	85.1	123.6
	1,255.8	1,294.4	1,147.1	611.3	507.0

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Infrastructure	—	infrastructure project investment
Security guard	—	provision of security guard services
Others	—	investment holding, sale of properties, provision of cleaning, department store operations and management, retail business and provision of information technology services

Segment information about these businesses is presented below:

For the year ended 30 June 2004

	Property leasing HK$ million	Hotel operation HK$ million	Infra-structure HK$ million	Security guard service HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million (restated)
INCOME AND RESULTS							
Turnover	572.3	89.9	238.8	92.8	262.0	—	1,255.8
Other income	2.9	0.7	3.4	—	31.6	—	38.6
External income	575.2	90.6	242.2	92.8	293.6	—	1,294.4
Inter-segment income	51.9	1.7	—	2.2	2.6	(58.4)	—
Total income	627.1	92.3	242.2	95.0	296.2	(58.4)	1,294.4

Inter-segment sales were charged at prices determined by management with reference to market prices.

Segment results	497.8	(3.4)	150.4	4.7	17.8	—	667.3
Interest income	—	—	12.6	—	16.3	—	28.9
Dividend income from listed investments	—	—	—	—	11.0	—	11.0
Dividend income from unlisted investments	—	—	—	—	8.1	—	8.1
Gain (loss) on disposal of property, plant and equipment	—	—	104.3	—	(28.2)	—	76.1
Gain on disposal of investments in securities	—	—	—	—	61.9	—	61.9
Unrealised holding gain on investment in securities	—	—	—	—	48.9	—	48.9
Unallocated corporate expenses							(21.4)
Finance costs							(16.2)
Share of results of associates							1,522.3
Amortisation of goodwill	—	—	—	—	—	—	(59.6)
Negative goodwill released to income	—	—	—	—	—	—	9.0
Profit before taxation							2,336.3
Taxation							(109.8)
Profit for the year							2,226.5

As at 30 June 2004

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million* (restated)
BALANCE SHEET						
Assets						
Segment assets	4,366.8	282.5	1,225.8	31.4	441.4	6,347.9
Interests in associates						12,288.2
Amounts due from associates						127.5
Unallocated corporate assets						2,063.2
Consolidated total assets						20,826.8
Liabilities						
Segment liabilities	75.1	6.6	12.6	8.3	110.2	212.8
Unallocated corporate liabilities						1,145.0
Consolidated total liabilities						1,357.8

For the year ended 30 June 2004

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
OTHER INFORMATION						
Capital additions	1.2	1.1	1.2	0.5	16.4	20.4
Amortisation of toll highway operation rights	—	—	34.7	—	—	34.7
Depreciation	—	8.4	20.5	0.9	27.5	57.3
Impairment loss on debtors	2.1	0.1	—	—	1.1	3.3
Impairment loss on property, plant and equipment	—	—	—	—	0.4	0.4
Gain (loss) on disposal of property, plant and equipment	—	—	104.3	—	(28.2)	76.1
Release of prepaid lease payments	—	1.1	—	—	0.6	1.7

For the year ended 30 June 2005

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Eliminations	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million* (restated)
INCOME AND RESULTS							
Turnover	609.8	99.3	235.5	98.4	251.4	—	1,294.4
Other income	4.6	0.1	1.9	—	2.2	—	8.8
External income	614.4	99.4	237.4	98.4	253.6	—	1,303.2
Inter-segment income	26.3	—	—	0.1	3.5	(29.9)	—
Total income	640.7	99.4	237.4	98.5	257.1	(29.9)	1,303.2

Inter-segment sales were charged at prices determined by management with reference to market prices.

Segment results	1,229.0	28.4	152.1	6.1	(10.5)	—	1,405.1
Interest income	—	—	10.8	—	42.0	—	52.8
Dividend income from listed investments	—	—	—	—	5.4	—	5.4
Dividend income from unlisted investments	—	—	—	—	4.7	—	4.7
Unrealised holding gain on investments in securities	—	—	—	—	26.0	—	26.0
Unallocated corporate expenses							(30.9)
Finance costs							(13.0)
Share of results of associates							2,392.1
Amortisation of goodwill							(74.1)
Discount on acquisition released to income							6.3
Profit before taxation							3,774.4
Taxation							(201.0)
Profit for the year							3,573.4

As at 30 June 2005

	Property leasing HK$ million	Hotel operation HK$ million	Infra-structure HK$ million	Security guard services HK$ million	Others HK$ million	Consolidated HK$ million (restated)
BALANCE SHEET						
Assets						
Segment assets	5,255.0	279.1	1,253.6	22.6	409.1	7,219.4
Interests in associates						13,715.6
Amounts due from associates						42.0
Unallocated corporate assets						3,015.4
Consolidated total assets						23,992.4
Liabilities						
Segment liabilities	79.2	18.6	20.1	8.6	141.7	268.2
Amounts due to associates						2.5
Unallocated corporate liabilities						1,460.4
Consolidated total liabilities						1,731.1

For the year ended 30 June 2005

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
OTHER INFORMATION						
Capital additions	0.1	1.9	1.6	1.1	18.2	22.9
Amortisation of toll highway operation rights	—	—	34.7	—	—	34.7
Depreciation	—	8.1	20.7	0.8	28.1	57.7
Impairment loss on debtors	1.7	(0.2)	—	—	4.2	5.7
Loss on write off/disposal of property, plant and equipment	—	—	2.1	—	—	2.1
Release of prepaid lease payments	—	1.1	—	—	0.6	1.7

For the year ended 30 June 2006

	Property leasing HK$ million	Hotel operation HK$ million	Infra-structure HK$ million	Security guard service HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
INCOME AND RESULTS							
Turnover	613.8	95.3	136.4	64.8	236.8	—	1,147.1
Other income	3.8	0.2	1.0	—	3.4	—	8.4
External income	617.6	95.5	137.4	64.8	240.2	—	1,155.5
Inter-segment income	19.8	—	—	0.5	6.1	(26.4)	—
Total income	637.4	95.5	137.4	65.3	246.3	(26.4)	1,155.5

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Eliminations	Consolidated
Segment results	1,344.3	35.6	81.8	2.3	(173.2)	—	1,290.8
Interest income	—	—	9.9	—	114.3	—	124.2
Dividend income from listed investments	—	—	—	—	6.7	—	6.7
Profit for the year of disposal group	—	—	11.2	—	—	—	11.2
Unallocated corporate expenses							(32.0)
Finance costs							(10.0)
Share of results of associates							2,489.1
Profit before taxation							3,880.0
Taxation							(184.9)
Profit for the year							3,695.1

As at 30 June 2006

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
BALANCE SHEET						
Assets						
Segment assets	6,316.7	276.4	1,214.5	21.5	430.0	8,259.1
Interests in associates						16,243.0
Amounts due from associates						46.1
Unallocated corporate assets						5,328.7
Consolidated total assets						29,876.9
Liabilities						
Segment liabilities	87.0	23.0	270.5	5.5	118.7	504.7
Amounts due to associates						0.8
Unallocated corporate liabilities						1,091.3
Consolidated total liabilities						1,596.8

For the year ended 30 June 2006

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
OTHER INFORMATION						
Capital additions	—	0.8	11.1	0.6	15.9	28.4
Amortisation of toll highway operation rights	—	—	15.6	—	—	15.6
Depreciation	—	8.5	20.5	0.6	23.5	53.1
Impairment loss on debtors	0.4	0.6	—	—	0.3	1.3
Impairment loss on available-for-sale investments	—	—	—	—	0.3	0.3
Impairment loss on property, plant and equipment	—	—	—	—	4.5	4.5
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	—	—	—	—	161.8	161.8
Loss on write off/disposal of property, plant and equipment	—	—	—	—	7.8	7.8
Release of prepaid lease payments	—	1.1	—	—	0.6	1.7

For the six months ended 31 December 2006

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Eliminations	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
INCOME AND RESULTS							
Turnover	192.7	51.8	72.9	36.1	153.5	—	507.0
Other income	0.4	0.1	0.4	—	5.6	—	6.5
External income	193.1	51.9	73.3	36.1	159.1	—	513.5
Inter-segment income	0.1	—	—	—	2.2	(2.3)	—
Total income	193.2	51.9	73.3	36.1	161.3	(2.3)	513.5

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Eliminations	Consolidated
Segment results	353.5	20.9	43.2	2.3	3.7	—	423.6
Interest income	—	—	6.0	—	108.8	—	114.8
Dividend income from listed investments	—	—	—	—	1.0	—	1.0
Profit for the period of disposal group	—	—	5.8	—	—	—	5.8
Unallocated corporate expenses							(11.0)
Finance costs							(2.1)
Share of results of associates							1,516.4
Profit before taxation							2,048.5
Taxation							(66.6)
Profit for the period							1,981.9

As at 31 December 2006

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
BALANCE SHEET						
Assets						
Segment assets	6,574.1	289.2	1,352.1	20.7	460.0	8,696.1
Interests in associates						17,441.0
Amounts due from associates						49.9
Unallocated corporate assets						5,217.5
Consolidated total assets						31,404.5
Liabilities						
Segment liabilities	87.5	19.9	326.0	5.8	51.6	490.8
Unallocated corporate liabilities						985.8
Consolidated total liabilities						1,476.6

For the six months ended 31 December 2006

	Property leasing	Hotel operation	Infra-structure	Security guard services	Others	Consolidated
OTHER INFORMATION						
Capital additions	92.5	—	27.3	0.2	0.9	120.9
Amortisation of toll highway operation rights	—	—	5.1	—	—	5.1
Depreciation	—	4.1	10.7	0.2	2.3	17.3
Impairment loss on debtors	—	0.5	—	—	0.2	0.7
Loss on write off/disposal of property, plant and equipment	—	—	—	—	17.4	17.4
Release of prepaid lease payments	—	0.6	—	—	0.1	0.7

For the six months ended 31 December 2005 - unaudited

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Eliminations	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
INCOME AND RESULTS							
Turnover	311.2	47.0	92.4	34.4	126.3	—	611.3
Other income	2.0	—	0.6	—	2.2	—	4.8
External income	313.2	47.0	93.0	34.4	128.5	—	616.1
Inter-segment income	21.3	—	—	0.1	3.0	(24.4)	—
Total income	334.5	47.0	93.0	34.5	131.5	(24.4)	616.1

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Eliminations	Consolidated
Segment results	859.1	17.5	51.7	2.3	(155.2)	—	775.4
Interest income	—	—	5.4	—	49.0	—	54.4
Dividend income from listed investments	—	—	—	—	1.0	—	1.0
Unallocated corporate expenses							(12.5)
Finance costs							(6.1)
Share of results of associates							1,094.6
Profit before taxation							1,906.8
Taxation							(97.8)
Profit for the period							1,809.0

For the six months ended 31 December 2005 - unaudited

	Property leasing	Hotel operation	Infra-structure	Security guard service	Others	Consolidated
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
OTHER INFORMATION						
Capital additions	—	0.7	2.3	—	15.3	18.3
Amortisation of toll highway operation rights	—	—	17.3	—	—	17.3
Depreciation	—	4.8	10.3	0.3	11.1	26.5
Impairment loss on debtors	—	0.6	—	—	0.2	0.8
Release of prepaid lease payments	—	0.6	—	—	0.2	0.8

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operations, cleaning and security guard services, and information technology services are carried out in Hong Kong. Infrastructure and retail business are carried out in other regions of the PRC.

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

For the year ended 30 June 2004

	Hong Kong	PRC	Consolidated
	HK$ million	*HK$ million*	*HK$ million*
Turnover	1,015.9	239.9	1,255.8
Other income	34.0	4.6	38.6
External income	1,049.9	244.5	1,294.4

For the year ended 30 June 2005

	Hong Kong	PRC	Consolidated
	HK$ million	*HK$ million*	*HK$ million*
Turnover	1,058.9	235.5	1,294.4
Other income	6.9	1.9	8.8
External income	1,065.8	237.4	1,303.2

For the year ended 30 June 2006

	Hong Kong	PRC	Consolidated
	HK$ million	*HK$ million*	*HK$ million*
Turnover	1,010.7	136.4	1,147.1
Other income	6.4	2.0	8.4
External income	1,017.1	138.4	1,155.5

For the six months ended 31 December 2006

	Hong Kong	PRC	Consolidated
	HK$ million	*HK$ million*	*HK$ million*
Turnover	434.1	72.9	507.0
Other income	6.1	0.4	6.5
External income	440.2	73.3	513.5

For the six months ended 31 December 2005 - unaudited

	Hong Kong	PRC	Consolidated
	HK$ million	*HK$ million*	*HK$ million*
Turnover	518.9	92.4	611.3
Other income	4.2	0.6	4.8
External income	523.1	93.0	616.1

The following is an analysis of the carrying amount of segment assets, and additions to investment properties and property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets			
	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Hong Kong	19,528.4	22,627.8	28,536.6	29,944.9
PRC	1,298.4	1,364.6	1,340.3	1,459.6
	20,826.8	23,992.4	29,876.9	31,404.5

	Additions to investment properties			
	Year ended 30 June			Six months ended 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Hong Kong	1.2	0.1	—	92.5

	Additions to property, plant and equipment			
	Year ended 30 June			Six months ended 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Hong Kong	18.0	21.2	17.3	1.1
PRC	1.2	1.6	11.1	27.3
	19.2	22.8	28.4	28.4

9. OTHER INCOME

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
				(Unaudited)	
Compensation for early termination of tenancy agreements	0.2	0.3	0.4	0.2	0.2
Dividend income from listed investments	11.0	5.4	6.7	1.0	1.0
Dividend income from unlisted investments	8.1	4.7	—	—	—
Exchange gain, net	—	0.1	0.5	0.2	0.1
Interest income (note 1)	28.9	52.8	124.2	54.4	114.8
Gain on settlement of derivative	22.1	—	—	—	—
Sponsorship fee	1.4	1.4	1.4	0.7	0.1
Gain on disposal of property, plant and equipment, net (note 2)	76.1	—	—	—	—
Gain on disposal of a subsidiary (note 3)	—	—	—	—	4.7
Gain on disposal of investments in securities	61.9	—	—	—	—
Sundry income	14.9	7.0	6.1	3.7	1.4
Unrealised holding gain on investments in securities	48.9	26.0	—	—	—
	273.5	97.7	139.3	60.2	122.3

Notes:

1. Included in interest income are amounts of HK$11.5 million, HK$9.8 million, HK$8.9 million, HK$4.7 million and HK$4.6 million for each of the three years ended 30 June 2006 and the six months ended 31 December 2005 and 2006 respectively from deferred instalment receivables.

2. On 10 March 2004, the Group entered into two agreements with 天津市貸款道路建設車輛通行費徵收辦公室 ("Tianjin Toll Collection Office"), a department of the Tianjin municipal government, pursuant to which the Group's toll collection right of certain toll bridges were transferred to Tianjin Toll Collection Office effective from 1 June 2003 at a total consideration of approximately RMB283.7 million (equivalent to approximately HK$264.5 million) (the "Consideration"). The gain on disposal was HK$104.3 million. The Consideration will be received by instalments at RMB28.1 million (equivalent to HK$26.2 million) per annum and RMB16.0 million (equivalent to HK$14.9 million) per annum for the period from 1 June 2003 to 27 October 2010 and from 28 October 2010 to 20 July 2015, respectively. Accordingly, the Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$176.0 million.

   The remaining balance of HK$28.2 million was the loss on disposal of other property, plant and equipment.

3. During the six months ended 31 December 2006, the Group disposed of its entire interest in a subsidiary to Sunlight Real Estate Investment Trust for a cash consideration of HK$38.8 million, resulting in a gain on disposal of HK$4.7 million.

10. IMPAIRMENT LOSS ON GOODWILL ARISING FROM ACQUISITION OF ADDITIONAL INTERESTS IN SUBSIDIARIES

After assessing the prospects of the various business segments of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, Henderson Land Development Company Limited, the intermediate holding company of the Company, The Hong Kong and China Gas Company Limited ("Hong Kong China Gas"), an associate of the Company, Henderson Cyber and the Company jointly announced in August 2005 the privatisation of Henderson Cyber by Hong Kong China Gas and the Company, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8 December 2005. In view of the cash flow forecast and the expected synergies of the privatisation of Henderson Cyber, the directors considered that the goodwill arising on the extinguishments of the relevant shares of Henderson Cyber by acquisition of additional interest in Henderson Cyber by the Company amounting to HK$161.8 million was impaired.

11. FINANCE COSTS

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
				(Unaudited)	
Interest on:					
Bank loans and overdrafts wholly repayable within five years	14.4	11.5	9.0	5.8	1.0
Other borrowings wholly repayable within five years	1.8	1.5	1.0	0.3	1.1
	16.2	13.0	10.0	6.1	2.1

12. TAXATION

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(restated)			(Unaudited)	
The charge comprises:					
Current tax					
Hong Kong	48.7	57.2	57.5	30.7	23.3
Other regions in the PRC	20.8	28.1	12.1	8.6	7.6
	69.5	85.3	69.6	39.3	30.9
(Over)underprovision in prior years/periods					
Hong Kong	(0.5)	(3.5)	(17.5)	(17.5)	1.5
Other region in the PRC	—	0.4	—	—	—
	(0.5)	(3.1)	(17.5)	(17.5)	1.5
Deferred tax (note 24)					
Current year/period	40.8	118.8	132.8	88.8	34.2
Overprovision in prior year/periods	—	—	—	(12.8)	—
	40.8	118.8	132.8	76.0	34.2
	109.8	201.0	184.9	97.8	66.6

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the years/periods.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in the PRC are eligible for certain tax holidays and concessions and are exempted from PRC income taxes for the year/period.

The taxation charge for the year/period can be reconciled to the profit before taxation as follows:

	Year ended 30 June			Six months ended 31 December	
	2004	**2005**	**2006**	**2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million* (Unaudited)	*HK$ million*
Profit before taxation	2,336.3	3,774.4	3,880.0	1,906.8	2,048.5
Tax at the Hong Kong Profits Tax rate of 17.5%	408.9	660.5	679.0	333.7	358.5
Tax effect of share of results of associates	(266.4)	(418.6)	(435.6)	(191.6)	(265.4)
Tax effect of expenses not deductible for tax purpose	22.7	41.1	30.9	29.7	10.5
Tax effect of income not taxable for tax purpose	(9.2)	(28.7)	(33.8)	(4.0)	(14.9)
Net (over)underprovision in respect of prior years/periods	(0.5)	(3.1)	(17.5)	(30.3)	1.5
Tax effect of deferred tax assets not recognised	(3.4)	(7.2)	(0.1)	—	1.0
Tax effect of tax losses not recognised	7.1	8.0	14.4	4.6	4.1
Tax effect of utilisation of tax losses previously not recognised	6.4	(36.6)	(25.6)	(35.9)	(9.7)
Tax effect of utilisation of deferred tax assets previously not recognised	(12.2)	—	(8.4)	—	(0.8)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(30.6)	(7.5)	(4.7)	(5.8)	(17.1)
Effect of tax exemptions granted to certain PRC subsidiaries	(10.0)	(7.0)	(13.9)	(2.6)	(2.3)
Others	(3.0)	0.1	0.2	—	1.2
	109.8	201.0	184.9	97.8	66.6

13. PROFIT FOR THE YEAR/PERIOD

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
				(Unaudited)	
Profit for the year/period has been arrived at after charging:					
Amortisation of goodwill	59.6	74.1	—	—	—
Amortisation of toll highway operation rights (included in administrative expenses)	34.7	34.7	15.6	17.3	5.1
Depreciation	57.3	57.7	53.1	26.5	17.3
	92.0	92.4	68.7	43.8	22.4
Auditors' remuneration	2.9	3.3	2.9	0.8	1.7
Cost of inventories recognised as an expense	124.3	125.8	125.4	64.4	31.0
Cost of properties recognised as an expense	2.7	0.5	2.8	2.4	18.3
Impairment loss on debtors	3.3	5.7	1.3	0.8	0.7
Impairment loss on available-for-sale investments	—	—	0.3	—	—
Impairment loss on property, plant and equipment	0.4	—	4.5	—	—
Loss on write off/disposal of property, plant and equipment	—	2.1	7.8	—	17.4
Minimum leases payments under operating leases in respect of					
Rented premises	86.5	90.1	98.7	46.8	1.2
Telecommunications network facilities	5.2	3.8	2.7	1.3	0.5
Release of prepaid lease payments	1.7	1.7	1.7	0.8	0.7
Staff costs including directors emoluments	229.8	230.0	202.5	100.5	70.0
Share of taxation attributable to associates (included in share of results of associates)	319.4	488.8	369.8	142.2	269.6
and after crediting:					
Rental from investment properties net of outgoings (notes a and d)	212.0	220.5	224.6	126.8	124.4
Negative goodwill/discount on acquisition released to income	9.0	6.3	—	—	—
Other rental income less outgoings (notes a and b)	90.7	109.3	100.4	50.9	9.4
Written back of allowance for completed properties for sale (note c)	17.3	—	19.5	14.2	—

Notes:

a. Including contingent rental income of HK$94.9 million, HK$116.7 million, HK$103.8 million, HK$49.7 million and HK$1.3 million for each of the three years ended 30 June 2006 and the six months ended 31 December 2005 and 2006, respectively, from investment properties and other properties.

b. Including rental income of HK$1.6 million, HK$1.8 million, HK$1.9 million, HK$0.9 million and HK$0.9 million from jointly controlled assets less expenses of HK$0.6 million, HK$0.5 million HK$0.5 million, HK$0.3 million and HK$0.3 million for each of the three years ended 30 June 2006 and the six months ended 31 December 2005 and 2006, respectively.

c. The directors reviewed the net realisable value of the completed properties for sale by reference to professional valuations on 30 June 2004 and 2006 and the allowances previously made were written back during the years ended 30 June 2004 and 2006.

d. Including outgoings of HK$107.3 million, HK$104.9 million, HK$109.9 million, HK$45.1 million and HK$52.5 million for each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006, respectively.

14. DIRECTORS' EMOLUMENTS

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	Year ended 30 June 2004 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors:				
Lee Shau Kee	40	—	—	40
Lee Ka Kit	40	—	—	40
Colin Lam Ko Yin	40	—	—	40
Lee Ka Shing	40	—	—	40
Lee Tat Man	20	—	—	20
Lee King Yue	20	—	—	20
Eddie Lau Yum Chuen	20	—	—	20
Li Ning	20	—	—	20
Patrick Kwok Ping Ho	20	—	—	20
Ho Wing Fun	20	—	—	20
Lau Chi Keung	20	—	—	20
Donald Cheung Ping Keung	20	—	—	20
Augustine Wong Ho Ming	20	—	—	20
Suen Kwok Lam	20	—	—	20
Sit Pak Wing	20	—	—	20
Independent non-executive directors:				
Woo Po Shing	20	—	—	20
Philip Yuen Pak Yiu	20	50	—	70
Leung Hay Man	20	50	—	70
	440	100	—	540

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	Year ended 30 June 2005 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors:				
Lee Shau Kee	40	—	—	40
Lee Ka Kit	40	—	—	40
Colin Lam Ko Yin	40	—	—	40
Lee Ka Shing	40	—	—	40
Lee Tat Man	20	—	—	20
Lee King Yue	20	—	—	20
Eddie Lau Yum Chuen	20	—	—	20
Li Ning	20	—	—	20
Patrick Kwok Ping Ho	20	—	—	20
Ho Wing Fun	20	—	—	20
Lau Chi Keung	20	—	—	20
Donald Cheung Ping Keung	20	—	—	20
Augustine Wong Ho Ming	20	—	—	20
Suen Kwok Lam	20	—	—	20
Sit Pak Wing	20	—	—	20
Non-executive directors:				
Woo Po Shing	20	—	—	20
Philip Yuen Pak Yiu	20	50	—	70
Leung Hay Man	20	230	—	250
Independent non-executive directors:				
Gordon Kwong Che Keung	20	180	—	200
Alex Wu Shu Chih	20	90	—	110
Ko Ping Keung	40	260	—	300
Wu King Cheong	20	90	—	110
	540	900	—	1,440

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	Year ended 30 June 2006 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors:				
Lee Shau Kee	60	6,291	—	6,351
Lee Ka Kit	60	—	—	60
Colin Lam Ko Yin	60	—	—	60
Lee Ka Shing	60	—	—	60
Lee Tat Man	20	—	—	20
Lee King Yue	20	—	—	20
Eddie Lau Yum Chuen	20	—	—	20
Li Ning	20	—	—	20
Patrick Kwok Ping Ho	20	—	—	20
Ho Wing Fun	20	—	—	20
Lau Chi Keung	20	—	—	20
Augustine Wong Ho Ming	20	—	—	20
Suen Kwok Lam	20	—	—	20
Sit Pak Wing	20	—	—	20
Non-executive directors:				
Woo Po Shing	20	—	—	20
Philip Yuen Pak Yiu	20	—	—	20
Leung Hay Man	20	180	—	200
Independent non-executive directors:				
Gordon Kwong Che Keung	20	180	—	200
Ko Ping Keung	55	320	—	375
Wu King Cheong	20	180	—	200
	595	7,151	—	7,746

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	Six months ended 31 December 2005 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Executive directors:				
Lee Shau Kee	20	—	—	20
Lee Ka Kit	20	—	—	20
Colin Lam Ko Yin	20	—	—	20
Lee Ka Shing	20	—	—	20
Lee Tat Man	—	—	—	—
Lee King Yue	—	—	—	—
Eddie Lau Yum Chuen	—	—	—	—
Li Ning	—	—	—	—
Patrick Kwok Ping Ho	—	—	—	—
Ho Wing Fun	—	—	—	—
Lau Chi Keung	—	—	—	—
Donald Cheung Ping Keung	—	—	—	—
Augustine Wong Ho Ming	—	—	—	—
Suen Kwok Lam	—	—	—	—
Sit Pak Wing	—	—	—	—
Non-executive directors:				
Woo Po Shing	—	—	—	—
Philip Yuen Pak Yiu	—	—	—	—
Leung Hay Man	—	—	—	—
Independent non-executive directors:				
Gordon Kwong Che Keung	—	—	—	—
Ko Ping Keung	20	80	—	100
Wu King Cheong	—	—	—	—
	100	80	—	180

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	Six months ended 31 December 2006 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors:				
Lee Shau Kee	—	4,410	—	4,410
Lee Ka Kit	—	—	—	—
Colin Lam Ko Yin	—	—	—	—
Lee Ka Shing	—	—	—	—
Lee Tat Man	—	—	—	—
Lee King Yue	—	—	—	—
Eddie Lau Yum Chuen	—	—	—	—
Li Ning	—	—	—	—
Patrick Kwok Ping Ho	—	—	—	—
Ho Wing Fun	—	—	—	—
Lau Chi Keung	—	—	—	—
Augustine Wong Ho Ming	—	—	—	—
Suen Kwok Lam	—	—	—	—
Sit Pak Wing	—	—	—	—
Non-executive directors:				
Woo Po Shing	—	—	—	—
Philip Yuen Pak Yiu	—	—	—	—
Leung Hay Man	—	—	—	—
Independent non-executive directors:				
Gordon Kwong Che Keung	—	—	—	—
Ko Ping Keung	—	—	—	—
Wu King Cheong	—	—	—	—
	—	4,410	—	4,410

Except for directors' fees of HK$60,000, HK$100,000, HK$95,000, HK$20,000 and nil for each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006 and other emoluments of HK$100,000, HK$620,000, HK$680,000, HK$80,000 and nil for each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006, no emoluments were paid to the independent non-executive directors.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the Relevant Periods. There was no contributions to pension schemes for directors during the Relevant Periods.

Certain of the directors received remuneration from the Company's intermediate holding company for services provided to the Group headed by the intermediate holding company of which the Company is a member. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and each of that company's subsidiaries.

15. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the Group, none of whom is a director, are as follows:

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
				(Unaudited)	
Basic salaries, allowances and benefits in kind	5.5	5.2	5.2	2.7	2.7
Contributions to retirement benefit schemes	0.2	0.2	0.1	0.1	0.1
Bonus	0.4	0.6	0.6	—	—
	6.1	6.0	5.9	2.8	2.8

Their emoluments are within the following bands:

	Number of employees				
	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
				(Unaudited)	
Bands					
Nil - HK$1,000,000	2	3	3	4	4
HK$1,000,001 - HK$1,500,000	2	1	1	1	1
HK$1,500,001 - HK$2,500,000	1	1	1	—	—
	5	5	5	5	5

16. DIVIDENDS

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
				(Unaudited)	
Interim dividend of HK11 cents, HK13 cents and HK13 cents per share in respect of year ended 30 June 2004, 2005 and 2006	309.9	366.3	396.2	—	—
Final dividend of HK11 cents, HK12 cents and HK15 cents per share in respect of year ended 30 June 2003, 2004, 2005 and, HK15 cents per share in respect of both period ended 30 June 2005 and 2006	309.9	338.1	422.6	422.6	457.1
	619.8	704.4	818.8	422.6	457.1

17. EARNINGS PER SHARE

(a) Reported earnings per share

The calculation of earnings per share is based on the profit for the year/period of HKS2,132.3 million, of HK$3,507.7 million, HK$3,667.2 million, HK$1,802.0 million and HK$1,951.5 million for each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006, respectively, attributable to the shareholders of the Company and on weighted average number of 2,817,327,395, 2,817,327,395, 2,858,916,436 , 2,817,327,395 and 3,047,327,395 ordinary shares in issue for each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006, respectively. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the Relevant Periods.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policies shown in notes 2 and 3 above, is as follows:

	Basic			
	Year ended 30 June			Six months ended 31 December
	2004	2005	2006	2005
	HK$	*HK$*	*HK$*	*HK$*
				(Unaudited)
Figure before adjustments	0.65	0.79	1.26	0.63
Adjustment arising from changes of accounting policies in respective years/period	(0.01)	0.46	0.02	0.01
Adjustments made for the purpose of presenting the accountants' report	0.12	—	—	—
Restated	0.76	1.25	1.28	0.64

(b) **Adjusted earnings per share**

The calculation of earnings per share excluding fair value gain of investment properties net of deferred tax is based on the profit attributable to equity shareholders of the Company adjusted as follows:

	Basic				
	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million* (Unaudited)	*HK$ million*
Profit attributable to equity shareholders of the Company	2,132.3	3,507.7	3,667.2	1,802.0	1,951.5
Effect of fair value gain of investment properties	(160.9)	(890.3)	(1,014.9)	(674.6)	(219.3)
Effect of deferred tax on fair value gain of investment properties	22.7	126.6	153.1	75.2	38.4
Effect of share of fair value gain of investment properties net of related deferred taxation of associates	(162.4)	(523.6)	(739.3)	(258.9)	(260.3)
Adjusted earnings for calculation of adjusted earning per share	1,831.7	2,220.4	2,066.1	943.7	1,510.3
Adjusted earnings per share	HK$0.65	HK$0.79	HK$0.72	HK$0.33	HK$0.50

18. INVESTMENT PROPERTIES

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
At beginning of the year/period	3,948.2	4,110.3	5,000.7	6,058.0
Additions	1.2	0.1	—	92.5
Transfer from prepaid lease payments	—	—	16.0	—
Transfer from property, plant and equipment	—	—	26.4	—
Increase in fair value during the year/period	160.9	890.3	1,014.9	219.3
At end of the year/period	4,110.3	5,000.7	6,058.0	6,369.8

Representing leasehold properties situated in Hong Kong:

Long-term	1,076.2	1,369.4	1,615.9	1,656.5
Medium-term	3,034.1	3,631.3	4,442.1	4,713.3
	4,110.3	5,000.7	6,058.0	6,369.8

Investment properties were revalued on 30 June 2004 on an open market value basis by Mr. Augustine Wong, a fellow member of The Hong Kong Institute of Surveyors, a Chartered Valuation Surveyor of Henderson Valuation and Agency Limited, a fellow subsidiary of the Company.

The fair value of the Group's investment properties at 30 June 2005 and 2006 and at 31 December 2006 has been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, an independent qualified professional valuer not connected with the Group. Directors of DTZ Debenham Tie Leung Limited carrying out the valuation of investment properties are members of the Hong Kong Institute of Surveyors and have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to Hong Kong Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties, and based on certain valuation assumptions. The resulting increase in fair value of investment properties has been recognised directly in the consolidated income statement.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

Most of the investment properties of the Group are rented out under operating leases.

Investment properties in Hong Kong with total carrying values of HK$404.6 million, HK$455.9 million , HK$543.6 million and HK$606.6 million as at 30 June 2004, 2005 and 2006 and as at 31 December 2006, respectively, were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the Group's proportionate share in the valuation of the relevant properties.

19. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties HK$ million	Other buildings HK$ million	Bridges HK$ million	Construction in progress HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
COST OR VALUATION						
At 1 July 2003						
- as previously reported	736.0	55.0	655.8	—	391.9	1,838.7
- prior period adjustments	(438.5)	(30.0)	—	—	—	(468.5)
- as restated	297.5	25.0	655.8	—	391.9	1,370.2
Additions	—	—	—	0.5	18.7	19.2
Disposal of subsidiaries	—	—	—	—	(36.0)	(36.0)
Disposals	—	—	(94.8)	—	(93.8)	(188.6)
At 30 June 2004	297.5	25.0	561.0	0.5	280.8	1,164.8
Additions	—	—	—	—	22.8	22.8
Reclassification	—	—	—	(0.5)	0.5	—
Disposals	—	—	(11.7)	—	(18.3)	(30.0)
At 30 June 2005	297.5	25.0	549.3	—	285.8	1,157.6
Additions	—	—	10.5	—	17.9	28.4
Surplus on revaluation	—	18.4	—	—	—	18.4
Reclassified to investment properties	—	(30.1)	—	—	—	(30.1)
Transfer to assets classified as held for sale	—	(3.8)	—	—	(2.0)	(5.8)
Disposals	—	—	—	—	(52.7)	(52.7)
At 30 June 2006	297.5	9.5	559.8	—	249.0	1,115.8
Additions	—	—	27.3	—	1.1	28.4
Disposals	—	—	—	—	(96.1)	(96.1)
Exchange realignment	—	—	38.1	—	0.8	38.9
At 31 December 2006	297.5	9.5	625.2	—	154.8	1,087.0
DEPRECIATION AND IMPAIRMENT						
At 1 July 2003						
- as previously reported	—	9.0	80.0	—	281.0	370.0
- prior period adjustments	74.4	(2.0)	61.7	—	—	134.1
- As restated	74.4	7.0	141.7	—	281.0	504.1
Provided for the year	7.4	0.7	19.0	—	30.2	57.3
Impairment loss	—	0.4	—	—	—	0.4
Eliminated on disposal of subsidiaries	—	—	—	—	(31.3)	(31.3)
Eliminated on disposals	—	—	(27.6)	—	(61.0)	(88.6)
At 30 June 2004	81.8	8.1	133.1	—	218.9	441.9
Provided for the year	7.4	0.7	19.1	—	30.5	57.7
Eliminated on disposals	—	—	(9.7)	—	(18.0)	(27.7)
At 30 June 2005	89.2	8.8	142.5	—	231.4	471.9
Provided for the year	7.4	0.5	19.0	—	26.2	53.1
Reclassified to investment properties	—	(3.7)	—	—	—	(3.7)
Impairment loss (note)	—	—	—	—	4.5	4.5
Transfer to assets classified as held for sale	—	(1.3)	—	—	(1.7)	(3.0)
Eliminated on disposals	—	—	—	—	(44.7)	(44.7)
At 30 June 2006	96.6	4.3	161.5	—	215.7	478.1
Provided for the period	3.7	0.1	10.0	—	3.5	17.3
Eliminated on disposals/written off	—	—	—	—	(78.2)	(78.2)
Exchange realignment	—	—	11.1	—	0.6	11.7
At 31 December 2006	100.3	4.4	182.6	—	141.6	428.9
CARRYING VALUES						
At 31 December 2006	197.2	5.1	442.6	—	13.2	658.1
At 30 June 2006	200.9	5.2	398.3	—	33.3	637.7
At 30 June 2005	208.3	16.2	406.8	—	54.4	685.7
At 30 June 2004	215.7	16.9	427.9	0.5	61.9	722.9

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Hotel properties and other buildings	Over the shorter of the term of the lease or 40 years
Bridges	Over the operating periods
Leasehold improvements, equipment furniture, fixtures and motor vehicles	10% to 50%

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The carrying value of properties shown above comprises:

	Hotel properties			
		As at 30 June		As at 31 December
	2004	**2005**	**2006**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
In Hong Kong				
- Long lease	78.4	75.7	73.1	71.8
- Medium-term lease	137.3	132.6	127.8	125.4
	215.7	208.3	200.9	197.2

	Other buildings			
		As at 30 June		As at 31 December
	2004	**2005**	**2006**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
In Hong Kong				
- Medium-term lease	13.8	13.3	4.9	4.8
Outside Hong Kong				
- Long lease	0.4	0.4	0.3	0.3
- Medium-term lease	2.7	2.5	—	—
	16.9	16.2	5.2	5.1

	Bridges			
		As at 30 June		As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Outside Hong Kong				
- Medium-term lease	427.9	406.8	398.3	442.6

Note: During the year ended 30 June 2006, the operating environment of the information technology services was difficult and the operation had been down-sized. Based on the Group's assessment of the recoverable amount of the related assets, which was determined on the basis of their subsequent selling price, the carrying amount of the data centre and network equipment and facilities were written down by HK$4.5 million.

20. PREPAID LEASE PAYMENTS

		As at 30 June		As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
The Group's prepaid lease payments comprise:				
Leasehold land in Hong Kong:				
Long lease	16.9	16.7	16.5	16.4
Medium-term lease	67.0	65.6	48.1	47.5
	83.9	82.3	64.6	63.9
Analysed for reporting purposes as:				
Current asset (included in debtors, deposits and prepayments)	1.7	1.7	1.3	1.3
Non-current asset	82.2	80.6	63.3	62.6
	83.9	82.3	64.6	63.9

The prepaid lease payments were previously included in the property, plant and equipment. For the purpose of presenting the financial information, certain leasehold interest in land has been reclassified from property, plant and equipment as at 1 July 2003 in accordance with the requirement under HKAS 17. Details are stated in note 3.

21. TOLL HIGHWAY OPERATION RIGHTS

	HK$ million
COST	
At 1 July 2003, 30 June 2004, 30 June 2005	789.5
Transfer to assets classified as held for sale	(557.7)
At 30 June 2006	231.8
Exchange realignment	15.8
At 31 December 2006	247.6
AMORTISATION	
At 1 July 2003	158.6
Provided for the year	34.7
At 30 June 2004	193.3
Provided for the year	34.7
At 30 June 2005	228.0
Provided for the year	15.6
Written back to assets classified as held for sale	(182.9)
At 30 June 2006	60.7
Provided for the period	5.1
Exchange realignment	4.0
At 31 December 2006	69.8
CARRYING VALUES	
At 31 December 2006	177.8
At 30 June 2006	171.1
At 30 June 2005	561.5
At 30 June 2004	596.2

The Group's toll highway operation rights are pledged as securities for certain bank loans.

The toll highway operation rights were granted by The People's Government of Anhui Province (安徽省人民政府) to the Group for a period of 25 years since 16 December 1999. During the 25-year toll highway concession period, the Group has the rights of management of Maanshan Huan Tong Highway and the toll-collection rights thereof. The Group is required to maintain and operate the toll highway in accordance with the regulations promulgated by the relevant government authority.

For the purpose of presenting the financial information, toll highway operation rights have been reclassified from property, plant and equipment as at 1 July 2003 in accordance with the requirement under HK Int 1. Details are stated in note 3.

22. INTERESTS IN ASSOCIATES

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
	(restated)	(restated)		
Unlisted				
Cost of investments	165.0	165.0	165.0	165.0
Share of post-acquisition profits, net of dividends received	273.8	317.8	398.8	444.2
Prior period adjustment on				
- adoption on HK(SIC) Int 21 (note 3)	(58.1)	—	—	—
	380.7	482.8	563.8	609.2
Listed in Hong Kong				
Cost of investment	8,249.3	8,212.6	9,146.1	9,162.2
Share of post-acquisition profits, reserves, net of dividends received	4,813.5	5,861.4	6,533.1	7,669.6
Prior period adjustment on				
- adoption on HKAS 16 and HKAS 17 (note 3)	(851.2)	(841.2)	—	—
- adoption on HK(SIC) Int 21 (note 3)	(304.1)	—	—	—
	11,907.5	13,232.8	15,679.2	16,831.8
	12,288.2	13,715.6	16,243.0	17,441.0
Market value of listed investments	29,372.2	36,845.5	39,760.4	40,621.0

The interests in associates as at 30 June 2004 and 2005 have been decreased from HK$13,501.6 million and HK$14,556.8 million by HK$1,213.4 million and HK$841.2 million respectively as result of adoption of HKAS 16 and 17 and HK(SIC) Int 21.

Included in the cost of interest in associates of the Group is goodwill arising on acquisition of associates in prior years. The movement of goodwill is set out below.

	HK$ million
COST	
At 1 July 2003 and at 30 June 2004	1,216.8
Arising on acquisition of associates	286.0
At 30 June 2005	1,502.8
Elimination of accumulated amortisation upon the application of HKFRS 3	(230.6)
Arising on acquisition of associates	1,016.8
At 30 June 2006	2,289.0
Arising on acquisition of associates	13.0
At 31 December 2006	2,302.0
AMORTISATION	
At 1 July 2003	104.5
Charge for the year	59.6
At 30 June 2004	164.1
Charge for the year	66.5
At 30 June 2005	230.6
Elimination of accumulated amortisation upon the application of HKFRS 3	(230.6)
At 30 June 2006 and at 31 December 2006	—
CARRYING VALUES	
At 31 December 2006	2,302.0
At 30 June 2006	2,289.0
At 30 June 2005	1,272.2
At 30 June 2004	1,052.7

Until 30 June 2005, goodwill had been amortised over 20 years.

Negative goodwill with carrying amounts of HK$116.1 million and HK$118.9 million as at 30 June 2004 and 30 June 2005 respectively was presented as deduction from the cost of interests in associates. Prior to the year ended 30 June 2005, negative goodwill was released to income statement on a straight-line basis of 20 years, representing the remaining weighted average useful life of the depreciable assets acquired. The amounts of negative goodwill released to the income statement for the year ended 30 June 2004 and 2005 were HK$9.0 million and HK$6.3 million respectively. All negative goodwill was derecognised on 1 July 2005 upon the application of HKFRS 3.

The summarised financial information in respect of the Group's associates which are accounted for using the equity method is set out below:

Operating results:

	Year ended 30 June			Six months ended 31 December	
	2004	**2005**	**2006**	**2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million* (Unaudited)	*HK$ million*
Turnover	10,221.5	11,010.1	12,276.8	5,417.1	9,407.5
Profit for the year/period	3,790.1	6,238.9	6,393.6	2,545.5	3,756.7

Financial position:

	As at 30 June			As at 31 December	
	2004	**2005**	**2006**	**2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million* (Unaudited)	*HK$ million*
Non-current assets	26,496.6	28,116.4	31,841.3	27,239.8	32,289.8
Current assets	8,748.8	9,911.0	13,284.6	13,410.1	16,246.5
Current liabilities	(4,618.1)	(7,728.7)	(5,691.1)	(8,620.3)	(8,019.5)
Non-current liabilities	(3,094.8)	(4,244.3)	(10,082.0)	(6,616.0)	(9,669.1)
Net assets	27,532.5	26,054.4	29,352.8	25,413.6	30,847.7

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by the Group	Principal activities
Listed		
The Hong Kong and China Gas Company Limited	38.47	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	31.36	Property development and investment
Miramar Hotel & Investment Company Limited	44.21	Hotel operation
Unlisted		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profits and net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

23. OTHER ASSETS

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Investments in securities (note a)	256.3	241.6	—	—
Held-to-maturity investments (note b)	—	—	11.5	11.5
Available-for-sale investments (note c)	—	—	284.5	353.2
Debtors, deposits and prepayments (note d)	137.3	137.8	116.7	115.7
	393.6	379.4	412.7	480.4

(a) Investments in securities

Investments in securities as at 30 June 2004 and 30 June 2005 are set out below. Upon the application of HKAS 39 on 1 July 2005, investments in securities were reclassified to appropriate categories under HKAS 39 (See note 3 for details).

	As at 30 June 2004			
	Held-to-maturity securities	Investment securities	Other investments	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Equity securities				
Listed in Hong Kong	—	—	166.0	166.0
Unlisted	—	7.6	30.1	37.7
	—	7.6	196.1	203.7
Debt securities				
Listed outside Hong Kong	11.5	—	—	11.5
Unlisted	41.1	—	—	41.1
	52.6	—	—	52.6
	52.6	7.6	196.1	256.3
Market value of listed securities	11.9	—	166.0	177.9

	As at 30 June 2005			
	Held-to-maturity securities	Investment securities	Other investments	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Equity securities				
Listed in Hong Kong	—	—	200.6	200.6
Unlisted	—	7.6	21.9	29.5
	—	7.6	222.5	230.1
Debt securities				
Listed outside Hong Kong	11.5	—	—	11.5
	11.5	7.6	222.5	241.6
Market value of listed securities	11.1	—	200.6	211.7

(b) **Held-to-maturity investments**

Upon the application of HKAS 39 on 1 July 2005, investments in debt securities listed outside Hong Kong of HK$11.5 million were reclassified to held-to-maturity investments.

	As at 30 June 2006	As at 31 December 2006
	HK$ million	*HK$ million*
Debt securities listed outside Hong Kong	11.5	11.5

The market price of the listed debt securities as at 30 June 2006 and 31 December 2006 amounted to HK$11.1 million and HK$11.5 million respectively. The held-to-maturity investments carry interest at 4.5% (At 30 June 2006: 4.5%) per annum and are to be matured on 6 March 2032.

(c) **Available-for-sale investments**

Available-for-sale investments as at 30 June 2006 and 31 December 2006 comprise:

	As at 30 June 2006	As at 31 December 2006
	HK$ million	*HK$ million*
Equity securities:		
Listed in Hong Kong	255.1	323.7
Unlisted	29.4	29.5
	284.5	353.2
Market value of listed securities	255.1	323.7

As at the above balance sheet dates, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably. Fair values of listed investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

(d) **Debtors, deposits and prepayments**

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties is payable in advance by tenants. In respect of retailing, most of the transactions are on a cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the Group is as follows:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Under 1 month overdue	47.3	115.0	31.2	40.4
1 to 3 months overdue	19.7	16.4	35.3	47.8
More than 3 months overdue but less than 6 months overdue	4.2	4.4	17.0	16.6
Over 6 months overdue	7.2	32.4	89.5	130.1
Trade debtors	78.4	168.2	173.0	234.9
Deposits, prepayments and other receivables - current portion	186.5	182.9	107.4	106.0
	264.9	351.1	280.4	340.9
Deposits, prepayments and other receivables - non-current portion	137.3	137.8	116.7	115.7
	402.2	488.9	397.1	456.6

At 30 June 2004, 2005 and 2006 and 31 December 2006, included in deposits, prepayments and other receivables of HK$169.5 million, HK$155.4 million, HK$140.4 million and HK$133.0 million respectively representing the discounted instalment receivables in future arising from the disposal of toll bridges during the year ended 30 June 2004, out of which, HK$38.1 million, HK$22.5 million, HK$23.7 million and HK$17.3 million respectively were classified as current assets. Details of the disposal are set out in note 9.

24. DEFERRED TAXATION

The followings are the major deferred tax liabilities (assets) of the Group recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Gain on disposal of property, plant and equipment	Gain on change in fair value of investment properties	Tax losses	Others	Total
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
At 1 July 2003						
- as originally stated	—	—	—	—	—	—
- effect of change in accounting policies (note 3)	28.2	—	376.3	(10.4)	1.0	395.1
- as restated	28.2	—	376.3	(10.4)	1.0	395.1
(Credit) charge to income for the year	(1.8)	15.2	22.7	3.8	0.9	40.8
At 30 June 2004	26.4	15.2	399.0	(6.6)	1.9	435.9
(Credit) charge to income for the year	(1.1)	(0.6)	126.6	(6.1)	—	118.8
At 30 June 2005	25.3	14.6	525.6	(12.7)	1.9	554.7
Charge to property revaluation reserve for the year	—	—	3.2	—	—	3.2
(Credit) charge to income for the year	(3.9)	(0.7)	153.1	(16.8)	1.1	132.8
At 30 June 2006	21.4	13.9	681.9	(29.5)	3.0	690.7
Exchange realignment	1.0	—	—	—	—	1.0
Disposal of a subsidiary	(1.0)	—	—	—	—	(1.0)
Charge (credit) to income for the period	2.6	(0.1)	38.4	(5.7)	(1.0)	34.2
At 31 December 2006	24.0	13.8	720.3	(35.2)	2.0	724.9

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances of the Group for financial reporting purposes:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Deferred tax assets	—	—	(3.2)	(3.2)
Deferred tax liabilities	435.9	554.7	693.9	728.1
	435.9	554.7	690.7	724.9

The tax losses position of the Group are as follows:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Tax losses agreed	409.2	391.4	350.9	344.3
Tax losses not yet agreed by relevant tax authorities	1,024.4	917.8	990.6	998.1
Total tax losses	1,433.6	1,309.2	1,341.5	1,342.4
Recognised tax losses	(37.8)	(72.8)	(169.0)	(201.7)
Unrecognised tax losses	1,395.8	1,236.4	1,172.5	1,140.7
Represented by:				
- tax losses carried forward indefinitely	1,373.6	1,188.6	1,097.5	1,050.4
- tax losses that can be carried forward for up to five years from the year in which they were incurred	22.2	47.8	75.0	90.3
Unrecognised tax losses	1,395.8	1,236.4	1,172.5	1,140.7

The deductible temporary differences of the Group are as follows:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Deductible temporary differences	96.7	52.4	21.7	21.4
Recognised portion	—	—	(17.9)	(3.4)
Unrecognised portion	96.7	52.4	3.8	18.0

Subject to the agreement of the relevant tax authorities, the tax losses were available for offset against future profits. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams.

No deferred tax asset has been recognised in respect of the remaining deductible temporary differences as it is not probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised.

25. INVENTORIES

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Goods for retails, catering stocks and trading goods	26.7	29.1	33.3	17.3
Completed properties for sale	259.6	259.1	276.2	222.4
	286.3	288.2	309.5	239.7

Completed properties for sale with total carrying values of HK$28.7 million, HK$28.4 million, HK$28.4 million as at 30 June 2004, 2005 and 2006, respectively were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the Group's proportionate share in the total cost of the relevant properties.

26. AMOUNTS DUE FROM AFFILIATES

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Amounts due from associates	127.5	42.0	46.1	49.9
Amounts due from investee companies	6.4	6.5	5.5	5.5
Amounts due from minority shareholders	84.5	80.9	90.8	126.9
	218.4	129.4	142.4	182.3

The amounts are unsecured and repayable on demand.

27. CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade creditors of the Group included in creditors and accrued expenses by due date is as follows:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Due within 1 month or on demand	96.8	123.5	103.0	42.9
Due after 1 month but within 3 months	31.0	43.0	39.2	37.6
Due after 3 months but within 6 months	0.8	3.3	2.8	8.4
Due after 6 months	6.3	7.9	9.4	8.0
Trade creditors	134.9	177.7	154.4	96.9
Rental deposits and other payables	89.1	103.6	126.6	152.5
Total creditors and accrued expenses	224.0	281.3	281.0	249.4

28. AMOUNTS DUE TO AFFILIATES

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Amounts due to associates	—	2.5	0.8	—
Amounts due to minority shareholders	147.5	143.6	65.1	65.8
	147.5	146.1	65.9	65.8

The amounts are unsecured and repayable on demand.

29. BORROWINGS

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Bank loans	255.5	228.8	83.6	78.1
Other loans	26.3	—	—	—
	281.8	228.8	83.6	78.1
Secured	237.4	228.8	55.6	48.1
Unsecured	44.4	—	28.0	30.0
	281.8	228.8	83.6	78.1

The Group's bank and other borrowings bear interest at prevailing market rates and are repayable as follows:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Within one year	98.6	93.1	57.5	72.1
Between one to two years	47.5	50.0	20.6	—
Between two to three years	50.0	53.1	—	6.0
Between three to four years	53.1	32.6	5.5	—
Between four to five years	32.6	—	—	—
	281.8	228.8	83.6	78.1
Less: Amount due within one year and included in current liabilities	(98.6)	(93.1)	(57.5)	(72.1)
Amount due after one year	183.2	135.7	26.1	6.0
Effective interest rate	0.36% to 6.00%	5.70% to 5.76%	5.02% to 7.02%	5.76% to 7.93%

The Group's bank loans are denominated in Renminbi. All the Group's bank borrowings are at floating rates.

The other loans at 30 June 2004 were denominated in Hong Kong dollars and were raised from an independent third party with interest rate of 1% over the Hong Kong Prime Lending Rate.

30. SHARE CAPITAL

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Authorised:				
3,000,000,000 ordinary shares as at 30 June 2004; 3,600,000,000 ordinary shares as at 30 June 2005 and 2006; 5,000,000,000 ordinary shares as at 31 December 2006 of HK$0.2 each	600.0	720.0	720.0	1,000.0
Issued and fully paid:				
2,817,327,395 ordinary shares as at 30 June 2004 and 2005; 3,047,327,395 ordinary shares as at 30 June 2006 and 31 December 2006 of HK$0.2 each	563.5	563.5	609.5	609.5

Pursuant to an ordinary resolution passed at the annual general meeting held on 6 December 2004, the authorised share capital of the Company was increased from HK$600 million to HK$720 million by the creation of 600,000,000 additional new ordinary shares of HK$0.2 each.

On 18 April 2006, 230,000,000 ordinary shares were placed and issued at HK$13.55 per share to the shareholders of the Company. The net proceed received, net of expenses of HK$13.4 million, on the placement is HK$3,103.1 million. The new ordinary shares rank pari passu to the then existing shares of the Company.

Pursuant to an ordinary resolution passed at the annual general meeting held on 12 December 2006, the authorised share capital of the Company was increased from HK$720 million to HK$1,000 million by the creation of 1,400,000,000 additional new ordinary shares of HK$0.20 each (with a total nominal value of HK$280 million) ranking in all respects pari passu with the existing shares.

31. AMOUNT DUE TO A FELLOW SUBSIDIARY

The amount is unsecured and bears interest at Hong Kong Inter-bank Offer Rate per annum. The fellow subsidiary has agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amount is shown as non-current.

32. DISPOSAL GROUP

During the year ended 30 June 2006, the Group had decided to dispose of its entire indirect interest of 24.98% in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively known as the "Ningbo Subsidiaries") to the minority shareholder of the Ningbo Subsidiaries. The Ningbo Subsidiaries were classified as a disposal group held for sale. On 29 March 2006, the Group entered into the agreement with the minority shareholder to dispose of its entire interests in the Ningbo Subsidiaries at a consideration of HK$65.3 million, and the transaction should be completed on or before 31 December 2006. The Group remains committed to the plan to sell the Ningbo Subsidiaries and expects the transaction to be completed on or before 30 June 2007.

The results of the Ningbo Subsidiaries since they were classified as a disposal group are presented below:

	Year ended 30 June 2006	**Six months ended 31 December 2006**
	HK$ million	*HK$ million*
Revenue	15.6	9.2
Expenses	(4.4)	(3.4)
Profit for the year/period of the disposal group	11.2	5.8

The major classes of assets of the Ningbo Subsidiaries classified as held for sale are as follows:

	As at 30 June 2006	As at 31 December 2006
	HK$ million	*HK$ million*
Assets		
Property, plant and equipment	2.8	3.1
Toll highway operation rights	374.8	400.4
Debtors, deposits and prepayments	0.5	0.1
Bank balances and cash	0.5	1.3
Assets classified as held for sale	378.6	404.9

The major classes of liabilities of the Ningbo Subsidiaries classified as held for sale are as follows:

	As at 30 June 2006	As at 31 December 2006
	HK$ million	*HK$ million*
Liabilities		
Accrued expenses	1.3	2.7
Bank loans, secured (note)	169.4	—
Amount due to a minority shareholder	69.6	252.1
Liabilities associated with the assets classified as held for sale	240.3	254.8
Net assets associated with the disposal group	138.3	150.1

Note: The average effective borrowing rate is 5.76% per annum.

The net cash (outflow) inflow incurred by Ningbo Subsidiaries are as follows:

	Year ended 30 June 2006	Six months ended 31 December 2006
	HK$ million	*HK$ million*
Operating activities	9.5	1.7
Financing activities	(9.7)	11.8
	(0.2)	13.5

33. JOINTLY CONTROLLED ASSETS

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
				(Unaudited)	
Income related to jointly controlled assets	1.6	1.8	10.3	0.9	0.9
Expenses related to jointly controlled entities	0.6	0.5	0.5	0.3	0.3

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Carrying value of completed properties for sale related to share of interest in jointly controlled assets	21.3	21.3	35.5	—
Share of liabilities (included in creditors and accrued expenses)	0.4	0.4	0.5	—

34. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH/BANK OVERDRAFT

Of the pledged bank deposits and bank balances and cash items of the Group, total sums being the equivalent of HK$71.2 million, HK$110.8 million, HK$125.7 million and HK$107.5 million as at 30 June 2004, 2005 and 2006 and as at 31 December 2006, respectively were kept in other regions of the PRC and are subject to exchange control regulations.

The deposits carry fixed interest rate of 0.28% to 1.3%, 1.62% to 3.75%, 1.62% to 5.28% and 3.75% to 5.25% per annum as at 30 June 2004, 2005, 2006 and as at 31 December 2006, respectively.

35. EMPLOYEES RETIREMENT SCHEMES

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amounts of forfeited contributions utilised were HK$0.2 million, HK$0.2 million, HK$0.1 million, HK$0.07 million and HK$0.01 million for each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006, respectively. There was no such balance at 30 June 2004, 2005, 2006 and 31 December 2006.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The amount of forfeited contributions utilised during the year ended 30 June 2004 was HK$0.1 million. No forfeited contributions were utilised afterwards.

The Group's retirement costs charged to the consolidated income statement were HK$9.1 million, HK$9.3 million, HK$8.1 million, HK$3.8 million and HK$2.2 million during each of the three years ended 30 June 2006 and for the six months ended 31 December 2005 and 2006, respectively.

36. SHARE OPTION SCHEMES

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber, a subsidiary of the Company, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28 June 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees was entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14 July 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14 July 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14 July 2000 and, in each case, not later than four years from 14 July 2000.

Share options granted under the Option Plan lapsed on 14 July 2004.

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the Group on 4 October 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees was entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16 October 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16 October 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16 October 2000 and, in each case, not later than four years from 16 October 2000.

Share options granted under the Share Option Scheme lapsed on 16 October 2004.

	Number of share option				
	At 1 July 2003	Lapsed during the year	At 30 June 2004	Lapsed during the year	At 30 June 2005
Option Plan					
Directors	9,200,000	—	9,200,000	(9,200,000)	—
Employees	1,850,000	—	1,850,000	(1,850,000)	—
Other participants	16,600,000	(150,000)	16,450,000	(16,450,000)	—
	27,650,000	(150,000)	27,500,000	(27,500,000)	—
Share Option Scheme					
Employees	100,000	—	100,000	(100,000)	—

37. DISPOSAL OF SUBSIDIARIES

	Year ended 30 June 2004	Six months ended 31 December 2006
	HK$ million	*HK$ million*
Net assets disposed of:		
Property, plant and equipment	4.7	—
Completed properties for sale	—	35.6
Debtors, deposits and prepayments	2.2	0.1
Bank balances and cash	0.2	—
Creditors and accrued expenses	(8.5)	(0.6)
Deferred taxation	—	(1.0)
Minority interests	1.5	—
Gain on disposal	—	4.7
Total consideration	0.1	38.8
Satisfied by:		
Consideration receivable/received	0.1	38.8
Net cash (outflow) inflow arising on disposal:		
Bank balances and cash (disposed of) acquired	(0.1)	38.8

The subsidiaries disposed of during the year ended 30 June 2004 and the six months ended 31 December 2006 have insignificant contribution to the Group's turnover, profits from operations and cash flows.

38. CAPITAL COMMITMENTS

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	14.6	21.0	34.2	47.2
Contracted commitments for system development costs	0.9	0.3	—	—

39. OPERATING LEASE COMMITMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Not later than one year	56.5	22.3	12.2	2.1
Later than one year and not later than five years	33.4	15.3	5.4	2.2
	89.9	37.6	17.6	4.3

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of the leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

The Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Investment properties	4,105.9	4,996.2	6,053.5	6,365.3
Completed properties for sale	207.3	213.4	225.6	171.8

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to re-negotiation upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premises/properties over the fixed portion of the monthly rentals.

At the respective balance sheet dates, the future minimum lease payments under non-cancellable operating leases for each of the following periods are:

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Not later than one year	331.9	313.5	345.9	252.2
Later than one year and not later than five years	140.5	117.9	140.5	135.9
Later than five years	1.6	—	—	—
	474.0	431.4	486.4	388.1

40. RELATED PARTY TRANSACTIONS

Except as otherwise disclosed in the accountants' report, the Group entered into the following significant transactions with related parties:

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million* (Unaudited)	*HK$ million*
Fellow subsidiaries					
Accountancy fee paid	5.9	2.9	—	—	—
Agency commission paid	19.7	10.5	1.2	—	—
Building management fee paid	53.4	34.2	6.1	3.1	3.0
Cleaning services income	10.1	7.0	0.9	—	—
Consultancy fee income	3.5	—	—	—	—
Hotel management fee income	0.7	—	—	—	—
Interest expenses	0.2	0.5	0.8	0.3	1.1
Licence fee	0.3	—	—	—	—
Management fee income	1.0	—	—	—	—
Professional fee paid	2.6	—	—	—	—
Maintenance fee	—	—	15.6	1.2	5.3
Rental expenses	79.7	85.1	93.8	44.3	—
Rental income	9.4	11.3	5.1	—	—
Security guard service income	45.1	29.9	—	—	—

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million* (Unaudited)	*HK$ million*
Associates					
Cleaning services income	—	—	0.1	—	—
Consultancy service income	1.7	—	—	—	—
Interest income	2.6	2.8	4.0	—	—
Hotel management fee paid	2.5	—	—	—	—
Professional fee paid	0.5	—	—	—	—
Rental expenses	2.7	2.2	1.1	—	—
Staff cost reimbursement	1.1	—	—	—	—

	As at 30 June			As at 31 December
	2004	2005	2006	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Fellow subsidiaries				
Amounts due to				
- interest bearing (note 1)	72.2	301.1	120.2	47.5
Rental deposits paid	—	2.5	—	—
Associate				
Amounts due from				
- interest free	67.5	42.0	46.1	49.9
- interest bearing (note 1)	60.0	—	—	—
Amounts due to				
- interest free	—	2.5	0.8	—
Investee companies				
Amounts due from				
- interest free	0.1	0.2	5.5	5.5
- interest bearing (note 2)	6.3	6.3	—	—

Notes:

1. The balances bear interest at Hong Kong Inter-Bank Offer Rate per annum.

2. The balance bore interest at 5% per annum for each of the two years ended 30 June 2005.

3. The Company's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

Compensation of key management personnel

Except for the directors' fees and the salaries and other benefits paid to the independent non-executive directors disclosed in note 14, certain of the directors and key management personnel received their remuneration from the Company's intermediate holding company for their services provided to the Group headed by the intermediate holding company of which the Company is a member, no other remuneration was paid to the directors and key management personnel of the Company. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and each of that company's subsidiaries.

41. SUBSEQUENT EVENTS

On 27 March 2007, the Company and the Purchaser entered into the Agreement pursuant to which (i) the Purchaser acquires from the Group interests in the Sale Companies and (ii) the Purchaser and the Company agree to the Loan Sale as defined in the Circular.

The consideration payable by the Purchaser to the Company for the acquisition of the interest in, and the Shareholder's Loan as defined in the Circular of, each Sale Company pursuant to the Agreement is equal to the sum of the Attributable Net Asset Value as defined in the Circular and the amount of the Shareholder's Loan of the Sale Companies as detailed in the Circular. For the purpose of reference only, based on the unaudited balance sheets (consolidated where applicable) of the Sale Companies as at 31 December 2006, the aggregate amount payable by the Purchaser to the Company under the Agreement would have amounted to approximately HK$12,105.6 million.

(i) Included in the consolidated balance sheet of the Group are the following unaudited balances of the assets and liabilities attributable to the Sale Companies as at respective balance sheet dates which are presented on a combined basis after elimination of intra-entities balances:

		As at 30 June		As at 31 December
	2004	**2005**	**2006**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Non-current assets				
Investment properties	4,110.3	5,000.7	6,058.0	6,369.8
Property, plant and equipment	285.7	269.0	234.4	211.3
Prepaid lease payments	82.2	80.6	63.3	62.6
Interests in associates	3,383.6	3,900.3	4,550.2	4,695.7
Other assets	226.5	219.8	274.0	342.8
Deferred tax assets	—	—	3.1	3.1
	8,088.3	9,470.4	11,183.0	11,685.3
Current assets				
Inventories	253.6	255.9	262.9	238.8
Debtors, deposits and prepayments	156.1	152.9	83.9	79.9
Amounts due from affiliates	42.6	42.1	46.2	50.2
Bank balances and cash	12.0	11.1	11.3	11.1
	464.3	462.0	404.3	380.0
Current liabilities				
Creditors and accrued expenses	187.7	237.8	224.3	143.7
Amounts due to affiliates	2.3	2.3	—	—
Taxation	130.6	143.2	63.2	25.2
Borrowings	26.3	—	—	—
Bank overdrafts	25.7	32.5	30.1	2.4
	372.6	415.8	317.6	171.3
Net current assets	91.7	46.2	86.7	208.7
Total assets less current liabilities	8,180.0	9,516.6	11,269.7	11,894.0
Non-current liabilities				
Deferred tax liabilities	420.4	540.1	679.0	714.4
Total assets and liabilities	7,759.6	8,976.5	10,590.7	11,179.6
Equity attributable to equity holders of the Company	7,712.6	8,976.5	10,588.4	11,179.6
Minority interests	47.0	—	2.3	—
Total equity	7,759.6	8,976.5	10,590.7	11,179.6

(ii) Included in the consolidated income statement of the Group are the following unaudited results attributable to the Sale Companies during the Relevant Periods and for the six months ended 31 December 2005 which are presented on a combined basis after elimination of intra-entities transactions:

	Year ended 30 June			Six months ended 31 December	
	2004	2005	2006	2005	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Turnover	977.0	1,032.8	985.2	505.6	400.5
Direct operating costs	(482.8)	(505.4)	(457.9)	(223.7)	(219.7)
Gross profit	494.2	527.4	527.3	281.9	180.8
Other income	155.0	47.2	13.3	4.2	2.4
Selling and distribution costs	(47.5)	(45.6)	(52.3)	(24.3)	(7.4)
Administrative expenses	(125.3)	(127.0)	(141.1)	(62.1)	(29.2)
Profit from operations before fair value gain of investment properties	476.4	402.0	347.2	199.7	146.6
Fair value gain of investment properties	160.9	890.3	1,014.9	674.6	219.3
Profit from operations after fair value gain of investment properties	637.3	1,292.3	1,362.1	874.3	365.9
Finance costs	(1.6)	(0.9)	—	(0.3)	—
Share of results of associates	390.1	636.7	690.2	255.3	226.6
Amortisation of goodwill	—	(7.5)	—	—	—
Negative goodwill released to income	9.0	6.4	—	—	—
Profit before taxation	1,034.8	1,927.0	2,052.3	1,129.3	592.5
Taxation	(66.8)	(171.0)	(188.9)	(105.7)	(58.3)
Profit for the year/period	968.0	1,756.0	1,863.4	1,023.6	534.2
Attributable to:					
Shareholders of the Company	964.8	1,754.0	1,863.4	1,023.6	534.2
Minority interests	3.2	2.0	—	—	—
Profit for the year/period	968.0	1,756.0	1,863.4	1,023.6	534.2

(iii) Included in the consolidated cash flow statement of the Group are the following unaudited condensed consolidated cash flows attributable to the Sale Companies during the Relevant Periods and for six months ended 31 December 2005 which are presented on a combined basis after elimination of intra-entities transactions:

	Year ended 30 June			Six months ended 31 December	
	2004	**2005**	**2006**	**2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Net cash from operating activities	302.3	397.7	150.3	176.6	49.8
Net cash from (used in) investing activities	933.6	160.0	145.8	60.1	(16.2)
Net cash used in financing activities	(1,221.7)	(565.4)	(293.5)	(241.3)	(6.1)
Net increase (decrease) in cash and cash equivalents	14.2	(7.7)	2.6	(4.6)	27.5
Cash and cash equivalents at beginning of the year/period	(27.9)	(13.7)	(21.4)	(21.4)	(18.8)
Cash and cash equivalents at end of the year/period	(13.7)	(21.4)	(18.8)	(26.0)	8.7
Analysis of balances of cash and cash equivalents					
Bank balances and cash	12.0	11.1	11.3	13.5	11.1
Bank overdrafts	(25.7)	(32.5)	(30.1)	(39.5)	(2.4)
	(13.7)	(21.4)	(18.8)	(26.0)	8.7

II. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group or any of its subsidiaries have been prepared in respect of any period subsequent to 31 December 2006.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

INDEBTEDNESS

At the close of business on 28 February 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$51 million, comprising bank borrowings of approximately HK$49 million and bank overdrafts of approximately HK$2 million. The Group's bank borrowings of approximately HK$49 million were secured by toll highway operating rights of the Group with net book value of HK$179 million and bank deposits of approximately HK$20 million.

As at the close of business on 28 February 2007, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the Group, the Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 28 February 2007. The Directors have confirmed that there has been no material changes in the Company's indebtedness and contingent liability positions since 28 February 2007.

WORKING CAPITAL

The Board is of the opinion that, taking into account bank balances and cash of the Remaining Group, its expected internally generated funds and cash flows, the present available banking facilities of the Remaining Group and in the absence of unforeseen circumstances, the Remaining Group will have sufficient working capital for its present requirements for the next 12 months from the date of this circular.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Review of Results

The Remaining Group's principal businesses included infrastructure business in Mainland China and investment holding. The Remaining Group held shares in China Gas representing approximately 38.47% of its issued share capital as at the Latest Practicable Date.

For the six months ended 31 December 2006 (the "Period") and based on the unaudited pro forma income statement in Appendix III to this circular, the Remaining Group's turnover amounted to approximately HK$107 million. The Remaining Group recorded profit attributable to Shareholders (excluding the gain arising from the Disposal) of approximately HK$1,418 million.

During the Period, the turnover was principally contributed by the infrastructure business in Mainland China which was approximately HK$73 million. The profit contribution from this segment was approximately HK$43 million. The Remaining Group's share of after tax profits from China Gas amounted to approximately HK$1,290 million.

Financial Resources, Liquidity and Capital Structure

Assuming that the Disposal had been completed and the Share Premium Reduction had become unconditional on 31 December 2006, the Remaining Group would have received cash consideration of approximately HK$12,106 million from the Disposal, and the Remaining Group would also have distributed HK$5.00 per Share or approximately HK$15,237 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date to Shareholders as dividend. Taking into consideration the Remaining Group's total bank borrowings of approximately HK$78 million, the Remaining Group would be in a net cash position of approximately HK$1,824 million on 31 December 2006.

Alternatively, assuming that the Disposal had been completed but the Share Premium Reduction had not become unconditional on 31 December 2006, the Remaining Group would have received cash consideration of approximately HK$12,106 million from the Disposal, and the Remaining Group would also have distributed HK$3.80 per Share or approximately HK$11,580 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date to Shareholders as dividend. Taking into consideration the Remaining Group's total bank borrowings of approximately HK$78 million, the Remaining Group would be in a net cash position of approximately HK$5,481 million on 31 December 2006.

At 31 December 2006, bank borrowings of HK$72 million were repayable within one year; while the remaining balance of HK$6 million was repayable after two but within three years. Calculated on the basis of total net bank borrowings as a ratio of the equity attributable to Shareholders as at 31 December 2006, the Remaining Group's gearing ratio was nil as it was in a net cash position.

Significant Investment

A significant investment of the Remaining Group was represented by its interests in China Gas. During the Period, the Remaining Group's share of after tax profits from China Gas amounted to approximately HK$1,290 million.

Interest Rate Exposure and Exchange Rate Exposure

The Remaining Group's financing and treasury activities were centrally managed at the corporate level. Bank borrowings of the Remaining Group were principally floating rate in nature and were obtained from banks in Mainland China. Such borrowings were in Renminbi to support the Remaining Group's business activities in Mainland China. Apart from its investments in Mainland China which were denominated in Renminbi and not hedged, the Remaining Group had no other material open foreign exchange positions as at 31 December 2006. The Remaining Group did not make use of any derivative instruments for speculative purposes.

Pledge on Assets

As at 31 December 2006, certain assets with carrying value of approximately HK$198 million of the Remaining Group were pledged to secure a portion of project financing facilities that were extended by banks to a subsidiary of the Remaining Group which engaged in infrastructural projects in Mainland China.

Contingent Liabilities

As at 31 December 2006, the Remaining Group did not have significant contingent liabilities.

Capital Commitment

As at 31 December 2006, capital commitments of the Remaining Group amounted to approximately HK$33 million.

Employees and Remuneration Policies

At 31 December 2006, the Remaining Group had approximately 402 employees. Total employee costs for the Period amounted to approximately HK$10 million. In addition to the provision of discretionary bonuses based on employees' individual performance, the benefits to employees of the Remaining Group included retirement scheme, medical insurance and training programme. The remuneration policy and packages were also reviewed by the management from time to time.

VALUE OF INVESTMENT PROPERTIES OF THE GROUP

The aggregate value of the investment properties of the Group based on the audited consolidated accounts of the Company for the six months ended 31 December 2006 amounted to approximately HK$6,369.8 million. The aggregate value of the investment properties of the Group as at 28 February 2007 (which properties being the same as that as at 31 December 2006) based on the valuation carried out by DTZ amounted to approximately HK$6,369.8 million, being the sub-total of the value of the property interests held for investment set out under Group I(B) in Appendix IV to this circular in the sum of HK$7,988.1 million less the value of Hollywood Plaza, Newton Hotel Kowloon and Newton Hotel Hong Kong which were not classified as investment properties in the audited consolidated accounts of the Company for the six months ended 31 December 2006.

A reconciliation of the net book value of the property interests of the Sale Companies and their subsidiaries as at 31 December 2006 to the valuation of the property interests of the Sale Companies and their subsidiaries as set out under Group I in Appendix IV to this circular is as follows:

	HK$million
Net book value as at 31 December 2006	6,858.4
Movements for the period from 1 January 2007 to 28 February 2007	
— Depreciation	(1.5)
Net book value as at 28 February 2007	6,856.9
Net valuation appreciation	907.1
Valuation of property interests of associated companies as at 28 February 2007 as set out under Group I (property interest nos. 29 and 32) in Appendix IV to this circular	769.9
Valuation as at 28 February 2007 as set out under Group I in Appendix IV to this circular	8,533.9

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING GROUP

The accompanying unaudited pro forma financial information has been prepared in accordance with rule 4.29 of the Listing Rules and on the basis of the notes set out below for the purposes of illustrating the effect of the Disposal as if it had taken place on 31 December 2006 for the unaudited pro forma consolidated balance sheet and 1 July 2006 for the unaudited pro forma consolidated income statement and consolidated cash flow statement under the following two scenarios:

— assuming that the Proposed Distribution of HK$5.00 per Share (or approximately HK$15,236.6 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) had been approved and the Share Premium Reduction had become unconditional, as appropriate, on 1 July 2006 or 31 December 2006 (referred to as "Scenario A"); and

— assuming that the Proposed Distribution of HK$3.80 per Share (or approximately HK$11,579.8 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) had been approved and the Share Premium Reduction had not become unconditional, as appropriate, on 1 July 2006 or 31 December 2006 (referred to as "Scenario B").

The unaudited pro forma consolidated balance sheets of the Remaining Group under Scenario A and Scenario B are based upon the audited consolidated balance sheet of the Group as at 31 December 2006, which has been extracted from the audited consolidated financial statements of the Group for the six months ended 31 December 2006 set out in Appendix I to this circular, after making pro forma adjustments relating to the Disposal that are (i) directly attributable to the Disposal and (ii) factually supportable.

The unaudited pro forma consolidated income statements and consolidated cash flow statements of the Remaining Group under Scenario A and Scenario B are based upon the audited consolidated income statement and audited consolidated cash flow statement of the Group for the six months ended 31 December 2006, which have been extracted from the audited consolidated financial statements of the Group for the six months ended 31 December 2006 set out in Appendix I to this circular, after making pro forma adjustments relating to the Disposal that are (i) directly attributable to the Disposal, (ii) expected to have a continuing impact on the Remaining Group and (iii) factually supportable.

The unaudited pro forma financial information on the Remaining Group is based on a number of assumptions, estimates and uncertainties. Accordingly, the accompanying unaudited pro forma financial information on the Remaining Group does not purport to describe the actual financial position and results of the Remaining Group that would have been attained had the Disposal been completed on 31 December 2006 and 1 July 2006 respectively. The unaudited pro forma financial information on the Remaining Group does not purport to predict the future financial position and results of the Remaining Group.

The unaudited pro forma financial information of the Remaining Group should be read in conjunction with the historical information of the Group set out in the audited consolidated financial statements of the Group for the six months ended 31 December 2006 set out in Appendix I to this circular and other financial information included elsewhere in this circular.

This unaudited pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position and results of the Group had the Disposal been completed on 31 December 2006 and 1 July 2006 respectively or at any future date.

(I) SCENARIO A

Unaudited pro forma consolidated balance sheet

HK$ million	The Group consolidated balance sheet at 31 December 2006	Pro forma adjustments		Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment	Pro forma Remaining Group after Proposed Distribution
		Note (a)	*Note (b)*		*Note (c)*	
Non-current assets						
Investment properties	6,369.8	(6,369.8)		—		—
Property, plant and equipment	658.1	(211.3)		446.8		446.8
Prepaid lease payments	62.6	(62.6)		—		—
Toll highway operation rights	177.8			177.8		177.8
Interests in associates	17,441.0	(4,695.7)		12,745.3		12,745.3
Other assets	480.4	(342.8)		137.6		137.6
Deferred tax assets	3.2	(3.1)		0.1		0.1
	25,192.9			13,507.6		13,507.6
Current assets						
Inventories	239.7	(238.8)		0.9		0.9
Debtors, deposits and prepayments	340.9	(79.9)		261.0		261.0
Amounts due from affiliates	182.3	(50.2)		132.1		132.1
Pledged bank deposits	20.2			20.2		20.2
Bank balances and cash	5,023.6	(11.1)	12,105.6	17,118.1	(15,236.6)	1,881.5
	5,806.7			17,532.3		2,295.7
Assets classified as held for sale	404.9			404.9		404.9
	6,211.6			17,937.2		2,700.6

Unaudited pro forma consolidated balance sheet (continued)

HK$ million	The Group consolidated balance sheet at 31 December 2006	Pro forma adjustments		Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment	Pro forma Remaining Group after Proposed Distribution
		Note (a)	*Note (b)*		*Note (c)*	
Current liabilities						
Creditors and accrued expenses	249.4	(143.7)		105.7		105.7
Amounts due to affiliates	65.8			65.8		65.8
Taxation	50.5	(25.2)		25.3		25.3
Borrowings	72.1			72.1		72.1
Bank overdrafts	2.4	(2.4)		—		—
	440.2			268.9		268.9
Liabilities associated with assets classified as held for sale	254.8			254.8		254.8
	695.0			523.7		523.7
Net current assets	5,516.6			17,413.5		2,176.9
	30,709.5			30,921.1		15,684.5
Capital and reserves						
Share capital	609.5			609.5		609.5
Reserves	28,645.4	(11,179.6)	12,105.6	29,571.4	(15,236.6)	14,334.8
Equity attributable to equity holders of the Company	29,254.9			30,180.9		14,944.3
Minority interests	673.0			673.0		673.0
Total equity	29,927.9			30,853.9		15,617.3
Non-current liabilities						
Borrowings	6.0			6.0		6.0
Deferred tax liabilities	728.1	(714.4)		13.7		13.7
Amount due to a fellow subsidiary	47.5			47.5		47.5
	781.6			67.2		67.2
	30,709.5			30,921.1		15,684.5

Unaudited pro forma consolidated income statement

HK$ million	The Group consolidated income statement for the six months ended 31 December 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (d)	*Note (e)*	
Turnover	507.0	(400.5)		106.5
Direct operating costs	(262.0)	219.7		(42.3)
Gross profit	245.0			64.2
Other income	122.3	(2.4)		119.9
Profit for the period of disposal group	5.8			5.8
Selling and distribution costs	(12.0)	7.4		(4.6)
Administrative expenses	(46.2)	29.2		(17.0)
Profit from operations before fair value gain of investment properties	314.9			168.3
Fair value gain of investment properties	219.3	(219.3)		—
Profit from operations after fair value gain of investment properties	534.2			168.3
Finance costs	(2.1)			(2.1)
Share of results of associates	1,516.4	(226.6)		1,289.8
Gain on disposal of Sale Companies	—		1,514.4	1,514.4
Profit before taxation	2,048.5			2,970.4
Taxation	(66.6)	58.3		(8.3)
Profit for the period	1,981.9			2,962.1
Attributable to:				
Equity holders of the Company	1,951.5	(534.2)	1,514.4	2,931.7
Minority interests	30.4			30.4
Profit for the period	1,981.9			2,962.1

Unaudited pro forma consolidated cash flow statement

HK$ million	The Group consolidated cash flow statement for the six months ended 31 December 2006	Pro forma adjustments		Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment	Pro forma Remaining Group after Proposed Distribution
		Note (f)	*Note (g)*		*Note (h)*	
Operating activities						
Profit before taxation	2,048.5	(592.5)	1,514.4	2,970.4		2,970.4
Adjustments for:						
Amortisation of toll highway operation rights	5.1			5.1		5.1
Depreciation	17.3	(5.8)		11.5		11.5
Dividends from investments	(1.0)	1.0		—		—
Fair value gain of investment properties	(219.3)	219.3		—		—
Finance costs	2.1			2.1		2.1
Impairment loss on debtors	0.7	(0.7)		—		—
Interest income	(114.8)	1.5		(113.3)		(113.3)
Loss on write off/disposal of property, plant and equipment	17.4	(17.4)		—		—
Gain on disposal of subsidiary	(4.7)		(1,514.4)	(1,519.1)		(1,519.1)
Release of prepaid lease payments	0.7	(0.7)		—		—
Share of results of associates	(1,516.4)	226.6		(1,289.8)		(1,289.8)
Unrealised exchange loss	20.7			20.7		20.7
Operating cash flows before movements in working capital	256.3			87.6		87.6
Decrease in inventories	16.0	(15.9)		0.1		0.1
Decrease in completed properties for sale	18.3	(8.2)		10.1		10.1
Increase in debtors, deposits and prepayments	(58.7)	(4.5)		(63.2)		(63.2)
(Decrease) increase in creditors and accrued expenses	(30.3)	86.5		56.2		56.2
Cash generated from operations	201.6			90.8		90.8
Income taxes paid	(64.6)	61.0		(3.6)		(3.6)
Interest paid	(2.1)			(2.1)		(2.1)
Net cash from operating activities	134.9			85.1		85.1
Investing activities						
Dividends received from associates and available-for-sale investments	335.6	(81.3)		254.3		254.3
Interest received	113.3			113.3		113.3
Purchase of investment properties	(92.5)	92.5		—		—
Purchase of property, plant and equipment	(28.4)	0.7		(27.7)		(27.7)
Payments to acquire additional interests in associates	(16.1)	0.8		(15.3)		(15.3)

Unaudited pro forma consolidated cash flow statement (continued)

HK$ million	The Group consolidated cash flow statement for the six months ended 31 December 2006	Pro forma adjustments Note (f)	Note (g)	Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment Note (h)	Pro forma Remaining Group after Proposed Distribution
Investing activities						
Proceeds from disposal of property, plant and equipment	0.5	(0.5)		—		—
(Increase) decrease in amounts due from associates	(3.8)	4.0		0.2		0.2
Increase in amounts due from minority shareholders	(36.1)			(36.1)		(36.1)
Proceeds from disposal of subsidiary/Sale Companies	38.8	18.8	12,105.6	12,163.2		12,163.2
Net cash from investing activities	311.3			12,451.9		12,451.9
Financing activities						
Dividends paid to shareholders	(456.6)			(456.6)	(15,236.6)	(15,693.2)
Dividends paid to minority shareholders	(15.5)	4.9		(10.6)		(10.6)
Repayment to a fellow subsidiary	(72.7)	1.2		(71.5)		(71.5)
Advances from minority shareholders	178.6			178.6		178.6
Repayment to associates	(0.8)			(0.8)		(0.8)
Repayment of bank and other loans	(190.9)			(190.9)		(190.9)
Net cash used in financing activities	(557.9)			(551.8)		(15,788.4)
Net (decrease) increase in cash and cash equivalents	(111.7)			11,985.2		(3,251.4)
Cash and cash equivalents at the beginning of the period	5,127.0			5,127.0		5,127.0
Effect of foreign exchange rate changes	7.2			7.2		7.2
Cash and cash equivalents at the end of the period	5,022.5			17,119.4		1,882.8
Analysis of balances of cash and cash equivalents						
Bank balances and cash	5,023.6	(11.1)	12,105.6	17,118.1	(15,236.6)	1,881.5
Bank balances and cash attributable to a disposal group	1.3			1.3		1.3
Bank overdrafts	(2.4)	2.4		—		—
	5,022.5			17,119.4		1,882.8

(II) SCENARIO B

Unaudited pro forma consolidated balance sheet

HK$ million	The Group consolidated balance sheet at 31 December 2006	Pro forma adjustments		Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment	Pro forma Remaining Group after Proposed Distribution
		Note (a)	*Note (b)*		*Note (i)*	
Non-current assets						
Investment properties	6,369.8	(6,369.8)		—		—
Property, plant and equipment	658.1	(211.3)		446.8		446.8
Prepaid lease payments	62.6	(62.6)		—		—
Toll highway operation rights	177.8			177.8		177.8
Interests in associates	17,441.0	(4,695.7)		12,745.3		12,745.3
Other assets	480.4	(342.8)		137.6		137.6
Deferred tax assets	3.2	(3.1)		0.1		0.1
	25,192.9			13,507.6		13,507.6
Current assets						
Inventories	239.7	(238.8)		0.9		0.9
Debtors, deposits and prepayments	340.9	(79.9)		261.0		261.0
Amounts due from affiliates	182.3	(50.2)		132.1		132.1
Pledged bank deposits	20.2			20.2		20.2
Bank balances and cash	5,023.6	(11.1)	12,105.6	17,118.1	(11,579.8)	5,538.3
	5,806.7			17,532.3		5,952.5
Assets classified as held for sale	404.9			404.9		404.9
	6,211.6			17,937.2		6,357.4
Current liabilities						
Creditors and accrued expenses	249.4	(143.7)		105.7		105.7
Amounts due to affiliates	65.8			65.8		65.8
Taxation	50.5	(25.2)		25.3		25.3
Borrowings	72.1			72.1		72.1
Bank overdrafts	2.4	(2.4)		—		—
	440.2			268.9		268.9
Liabilities associated with assets classified as held for sale	254.8			254.8		254.8
	695.0			523.7		523.7
Net current assets	5,516.6			17,413.5		5,833.7
	30,709.5			30,921.1		19,341.3

Unaudited pro forma consolidated balance sheet (continued)

HK$ million	The Group consolidated balance sheet at 31 December 2006	Pro forma adjustments Note (a)	Pro forma adjustments Note (b)	Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment Note (i)	Pro forma Remaining Group after Proposed Distribution
Capital and reserves						
Share capital	609.5			609.5		609.5
Reserves	28,645.4	(11,179.6)	12,105.6	29,571.4	(11,579.8)	17,991.6
Equity attributable to equity holders of the Company	29,254.9			30,180.9		18,601.1
Minority interests	673.0			673.0		673.0
Total equity	29,927.9			30,853.9		19,274.1
Non-current liabilities						
Borrowings	6.0			6.0		6.0
Deferred tax liabilities	728.1	(714.4)		13.7		13.7
Amount due to a fellow subsidiary	47.5			47.5		47.5
	781.6			67.2		67.2
	30,709.5			30,921.1		19,341.3

Unaudited pro forma consolidated income statement

HK$ million	The Group consolidated income statement for the six months ended 31 December 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (d)	*Note (e)*	
Turnover	507.0	(400.5)		106.5
Direct operating costs	(262.0)	219.7		(42.3)
Gross profit	245.0			64.2
Other income	122.3	(2.4)		119.9
Profit for the period of disposal group	5.8			5.8
Selling and distribution costs	(12.0)	7.4		(4.6)
Administrative expenses	(46.2)	29.2		(17.0)
Profit from operations before fair value gain of investment properties	314.9			168.3
Fair value gain of investment properties	219.3	(219.3)		—
Profit from operations after fair value gain of investment properties	534.2			168.3
Finance costs	(2.1)			(2.1)
Share of results of associates	1,516.4	(226.6)		1,289.8
Gain on disposal of Sale Companies	—		1,514.4	1,514.4
Profit before taxation	2,048.5			2,970.4
Taxation	(66.6)	58.3		(8.3)
Profit for the period	1,981.9			2,962.1
Attributable to:				
Equity holders of the Company	1,951.5	(534.2)	1,514.4	2,931.7
Minority interests	30.4			30.4
Profit for the period	1,981.9			2,962.1

Unaudited pro forma consolidated cash flow statement

HK$ million	The Group consolidated cash flow statement for the six months ended 31 December 2006	Pro forma adjustments Note (f)	Pro forma adjustments Note (g)	Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment Note (j)	Pro forma Remaining Group after Proposed Distribution
Operating activities						
Profit before taxation	2,048.5	(592.5)	1,514.4	2,970.4		2,970.4
Adjustments for:						
Amortisation of toll highway operation rights	5.1			5.1		5.1
Depreciation	17.3	(5.8)		11.5		11.5
Dividends from investments	(1.0)	1.0		—		—
Fair value gain of investment properties	(219.3)	219.3		—		—
Finance costs	2.1			2.1		2.1
Impairment loss on debtors	0.7	(0.7)		—		—
Interest income	(114.8)	1.5		(113.3)		(113.3)
Loss on write off / disposal of property, plant and equipment	17.4	(17.4)		—		—
Gain on disposal of subsidiary	(4.7)		(1,514.4)	(1,519.1)		(1,519.1)
Release of prepaid lease payments	0.7	(0.7)		—		—
Share of results of associates	(1,516.4)	226.6		(1,289.8)		(1,289.8)
Unrealised exchange loss	20.7			20.7		20.7
Operating cash flows before movements in working capital	256.3			87.6		87.6
Decrease in inventories	16.0	(15.9)		0.1		0.1
Decrease in completed properties for sale	18.3	(8.2)		10.1		10.1
Increase in debtors, deposits and prepayments	(58.7)	(4.5)		(63.2)		(63.2)
(Decrease) increase in creditors and accrued expenses	(30.3)	86.5		56.2		56.2
Cash generated from operations	201.6			90.8		90.8
Income taxes paid	(64.6)	61.0		(3.6)		(3.6)
Interest paid	(2.1)			(2.1)		(2.1)
Net cash from operating activities	134.9			85.1		85.1
Investing activities						
Dividends received from associates and available-for-sale investments	335.6	(81.3)		254.3		254.3
Interest received	113.3			113.3		113.3
Purchase of investment properties	(92.5)	92.5		—		—
Purchase of property, plant and equipment	(28.4)	0.7		(27.7)		(27.7)
Payments to acquire additional interests in associates	(16.1)	0.8		(15.3)		(15.3)

Unaudited pro forma consolidated cash flow statement (continued)

HK$ million	The Group consolidated cash flow statement for the six months ended 31 December 2006	Pro forma adjustments		Pro forma Remaining Group before Proposed Distribution	Pro forma adjustment	Pro forma Remaining Group after Proposed Distribution
		Note (f)	*Note (g)*		*Note (j)*	
Investing activities						
Proceeds from disposal of property, plant and equipment	0.5	(0.5)		—		—
(Increase) decrease in amounts due from associates	(3.8)	4.0		0.2		0.2
Increase in amounts due from minority shareholders	(36.1)			(36.1)		(36.1)
Proceeds from disposal of subsidiary/Sale Companies	38.8	18.8	12,105.6	12,163.2		12,163.2
Net cash from investing activities	311.3			12,451.9		12,451.9
Financing activities						
Dividends paid to shareholders	(456.6)			(456.6)	(11,579.8)	(12,036.4)
Dividends paid to minority shareholders	(15.5)	4.9		(10.6)		(10.6)
Repayment to a fellow subsidiary	(72.7)	1.2		(71.5)		(71.5)
Advances from minority shareholders	178.6			178.6		178.6
Repayment to associates	(0.8)			(0.8)		(0.8)
Repayment of bank and other loans	(190.9)			(190.9)		(190.9)
Net cash used in financing activities	(557.9)			(551.8)		(12,131.6)
Net (decrease) increase in cash and cash equivalents	(111.7)			11,985.2		405.4
Cash and cash equivalents at the beginning of the period	5,127.0			5,127.0		5,127.0
Effect of foreign exchange rate changes	7.2			7.2		7.2
Cash and cash equivalents at the end of the period	5,022.5			17,119.4		5,539.6
Analysis of balances of cash and cash equivalents						
Bank balances and cash	5,023.6	(11.1)	12,105.6	17,118.1	(11,579.8)	5,538.3
Bank balances and cash attributable to a disposal group	1.3			1.3		1.3
Bank overdrafts	(2.4)	2.4		—		—
	5,022.5			17,119.4		5,539.6

Notes to the unaudited pro forma financial information

(a) The adjustment relates to the assets and liabilities of the Sale Companies, assuming that the Disposal had taken place on 31 December 2006.

(b) The adjustment reflects (i) the cash consideration received of HK$12,105.6 million for the Disposal and (ii) the estimated gain of approximately HK$926.0 million resulting from the Disposal, assuming that the Disposal had taken place on 31 December 2006.

The consideration is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of such Sale Company (and where the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of a Sale Company is a negative figure, the consideration for the Disposal of such interest and of such Shareholder's Loan shall be HK$1 each).

Attributable Net Asset Value means, in relation to a Sale Company, the Company's percentage interest in such company multiplied by the net tangible asset value (consolidated where applicable) of such company based on its unaudited balance sheet (consolidated where applicable) as at the Completion Date (as adjusted by (a) replacing the value of securities listed on the Stock Exchange comprised therein with such value calculated based on the 10-day Average Closing Price of such listed securities; (b) replacing the value of the interests in the properties comprised therein with the value of such interests as agreed between HLD and the Company and set out in the Agreement; (c) deducting an amount equal to any tax on any gain (but not loss) arising if the interests in the properties (being classified as completed stocks in the accounts) were sold at the agreed values on the Completion Date to the extent that provision therefor has not been made in the accounts; and (d) not taking into account any deferred tax liability in the computation of liabilities (in respect of which an indemnity will be given by the Company to HLD pursuant to a deed of tax covenant, which also provides for other payments by the Company to HLD in respect of certain tax liabilities relating to events occurring on or before Completion, clawback of commercial building allowances and capital allowances granted up to Completion and re-classification before Completion of the properties in the books of the relevant companies)).

For the purpose of reference only, based on the balance sheets (consolidated where applicable) of the Sale Companies comprised in the audited consolidated accounts of the Company for the six months ended 31 December 2006, the aggregate amount payable by HLD to the Company under the Agreement would have amounted to approximately HK$12,105.6 million.

(c) The adjustment represents the Proposed Distribution of HK$5.00 per Share (or approximately HK$15,236.6 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) on 31 December 2006 under Scenario A, assuming that the Disposal had taken place and the Share Premium Reduction had become unconditional on 31 December 2006.

(d) The adjustment relates to the results of the Sale Companies for the six months ended 31 December 2006, assuming that the Disposal had taken place on 1 July 2006.

(e) The adjustment reflects the estimated gain of approximately HK$1,514.4 million resulting from the Disposal, assuming that the Disposal had taken place on 1 July 2006.

(f) The adjustment relates to the cash flows of the Sale Companies, assuming that the Disposal had taken place on 1 July 2006.

(g) The adjustment reflects the cash inflow amounting to approximately HK$12,105.6 million and the estimated gain on disposal of HK$1,514.4 million resulting from the Disposal, assuming that the Disposal had taken place on 1 July 2006.

(h) The adjustment reflects the cash outflow resulting from the Proposed Distribution of HK$5.00 per Share (or approximately HK$15,236.6 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) on 1 July 2006 under Scenario A, assuming that the Disposal had taken place and the Share Premium Reduction had become unconditional on 1 July 2006.

(i) The adjustment represents the Proposed Distribution of HK$3.80 per Share (or approximately HK$11,579.8 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) on 31 December 2006 under Scenario B, assuming that the Disposal had taken place and the Share Premium Reduction had not become unconditional on 31 December 2006.

(j) The adjustment reflects the cash outflow resulting from the Proposed Distribution of HK$3.80 per Share (or approximately HK$11,579.8 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date) on 1 July 2006 under Scenario B, assuming that the Disposal had taken place and the Share Premium Reduction had not become unconditional on 1 July 2006.

(k) The final amount of consideration, assets and liabilities of the Sale Companies and the gain arising from the Disposal will be different from those amounts as presented above.

(l) Except for the Disposal and the Proposed Distribution, no adjustment has been made to reflect any trading result or other transactions of the Group or the Sale Companies entered into subsequent to 31 December 2006, including interim dividend declared of HK13 cents per Share or approximately HK$396.2 million in total based on the 3,047,327,395 Shares in issue as at the Latest Practicable Date.

2. LETTER FROM THE REPORTING ACCOUNTANTS OF THE COMPANY

The following is the text of a report received from the reporting accountants of the Company, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

Deloitte.
德勤

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HENDERSON INVESTMENT LIMITED

We report on the unaudited pro forma financial information of Henderson Investment Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the very substantial disposal transactions, whereby the Company disposed of interests in, and the shareholder's loans of, certain companies in the Group, pursuant to an agreement dated 27 March 2007 entered into between the Company and Henderson Land Development Company Limited and the Proposed Distribution might have affected the financial information presented, for inclusion in Appendix III to the circular dated 20 April 2007 (the "Circular"). The basis of preparation of the unaudited pro forma financial information is set out on pages III-1 to III-13 of the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29 of Chapter 4 of the Listing Rules on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted

primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma financial information is for illustrative purpose only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of:

- the financial position of the Group as at 31 December 2006 or any future date; or
- the results and cash flows of the Group for the six months ended 31 December 2006 or any future period.

Opinion

In our opinion:

a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
20 April 2007

The following is the text of the letter, summary of valuations and valuation certificates extracted from the property valuation report received from DTZ, prepared for the purpose of incorporation into this circular in connection with DTZ's valuation of the property interests of the Sale Companies, Miramar Hotel, HK Ferry and their respective subsidiaries.

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers
National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

20 April 2007

The Directors
Henderson Investment Limited
72nd to 76th Floors, Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value certain property interests which are held by:

(a) the following companies in which Henderson Investment Limited ("HIL") is interested:

Alpenhon Limited, Bottcher Investment Limited, Bour Investment Limited, Century Nice Development Limited, Couraud Investment Limited, Dashtrend Investment Limited, Dekker Investment Limited, Desormiere Investment Limited, Dillinger Investment Limited, Easefine Development Limited, Easeluck Development Limited, Faith Limited, Fordwise Development Limited, Fournet Investment Limited, Full Gain Investment Limited, Gesund Investment Company Limited, Golden Dragon Development Company, Limited, Hung Shun Investment Company Limited, Isherwood Investment Limited, Jekyll Investment Limited, Juliyam Limited, Laidstone Investments Limited, Quentin Investment Limited, Racine Investment Limited, Saxophon Limited, Shiu Kien Development Company Limited, Star Flight Company Limited, Vansittart Investment Limited, Vignette Investment Limited, Mandy Investment Company Limited, Star Play Development Limited, Ace Winner Development Limited, Aynbury Investments Limited, Capital Gold Development Limited, Kingsview International Limited, Pataca Enterprises Limitd, Podar Limited, Rejoice Investments Limited, Topgoal Limited, Winner Glory Development Limited, Evas International Limited, Felix Technology Limited, Fortune Newton Limited, Goodwill Investment Property Management Limited, Henderson Hotel Management Limited, Konet Investment Limited, Manswin Investment Limited, Max-mercan Investment Limited, Newton Hotel Hong Kong Limited and Newton Hotel Kowloon Limited (hereinafter together referred to as the "Sale Companies");

(b) Miramar Hotel and Investment Company, Limited; and

(c) Hong Kong Ferry (Holdings) Company Limited

and their respective subsidiaries (hereinafter together referred to as the "Sale Group") in Hong Kong, the People's Republic of China (the "PRC") and the United States of America (the "USA") as set out in the attached Summary of Valuations, we confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such property interests as at 28 February 2007 (the "date of valuation").

In valuing the property interests, we have complied with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Valuation Standards on Properties issued by the Hong Kong Institutes of Surveyors.

Our valuation of each property interest represents its market value which, in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation of each property interest excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuation of the property interests situated in the PRC, we have assumed that transferable land use rights in respect of each of the property interests for its specific term at nominal annual land use fees have been granted and that any premium payable has already been fully paid. We have relied on the advice given by the Sale Group and the legal adviser to the Sale Group as to PRC law, Commerce & Finance Law Offices (hereinafter referred to as the "PRC Legal Adviser") regarding the title to each of the property interests and the interests of the Sale Group in each of the property interests. We have, with reference to the PRC legal opinion, prepared our valuations on the bases that the Sale Group has enforceable title to each of the property interests and has free and uninterrupted rights to use, occupy or assign each of the property interests for the whole of the unexpired term as granted.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

In valuing the property interests situated in Hong Kong the Government Leases of which expired before 30 June 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance such leases have been extended without premium until 30 June 2047 and that rents of three per cent. of the rateable value are charged per annum from the date of extension.

We have valued the property interests by direct comparison method by making reference to comparable sales evidence as available in the relevant market, or where appropriate by investment method by capitalizing the net incomes shown on the schedules provided to us by the Sale Group with due provisions for reversionary income potential.

All the property interests leased to the Sale Group are considered to have no commercial value due mainly to the prohibitions against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

We have relied to a very considerable extent on the information given by the Sale Group and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, floor areas, number of parking spaces, identification of property interest, interest attributable to the Sale Group and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the Sale Group and are therefore only approximations. No on-site measurement has been carried out.

We have not been provided with copies of the title documents relating to the property interests but have caused searches to be made at the appropriate Land Registries in respect of the property interests in Hong Kong and the USA. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximations.

We have, wherever possible, inspected the exterior of the property interests. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report whether the property interests are free of rot, infestation or any other structural defects. No test was carried out on any of the services.

For those properties held under development, we have not carried out any soil or site investigation. In undertaking our valuations, we have assumed that the property interests are suitable for development and no extraordinary costs or delays will be incurred during construction.

Unless otherwise stated, all monetary amounts stated in our valuations are in Hong Kong dollars. The exchange rates adopted in our valuations are HK$1=RMB1 and US$1=HK$7.8 both of which were approximately the prevailing exchange rate as at the date of valuation.

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited

K.B. Wong
Registered Professional Surveyor (General Practice Division)
China Real Estate Appraiser
M.R.I.C.S., M.H.K.I.S.
Director

Note: Mr. K.B. Wong is a Registered Professional Surveyor who has over 20 years' experience in the valuation of properties in Hong Kong, the PRC and the USA.

SUMMARY OF VALUATIONS

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
Group I	**The Sale Companies and their subsidiaries**			
	(A) Property interests held for sale in Hong Kong			
1.	The whole of Royal Commercial Centre (except Units 2 and 3 on 5th Floor, Unit 1 on 10th and 13th Floors, Unit 5 on 11th Floor, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor), 56 Parkes Street, Tsimshatsui, Kowloon	173,000	100	173,000
2.	A domestic unit in Castle Road, Mid-Levels, Hong Kong	24,900	100	24,900
3.	A unit in Castle Road, Mid-Levels, Hong Kong	8,400	100	8,400
4.	Various units and parking spaces in MacDonnell Road, Mid-Levels, Hong Kong	7,200	100	7,200
5.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	5,000	100	5,000
6.	A unit in Seymour Road, Mid-Levels, Hong Kong	23,500	100	23,500
7.	604 Shanghai Street, Mongkok, Kowloon	16,000	100	16,000
8.	A domestic unit in Yin Chong Street, Mongkok, Kowloon	1,000	100	1,000

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
9.	A factory unit in Wang Lung Street, Tsuen Wan, New Territories	4,800	100	4,800
10.	Shop No. 4 on Ground Floor, Ching Fai Terrace, 4-8 Ching Wah Street, North Point, Hong Kong	1,800	100	1,800
11.	100 Car Parking Spaces at Tycoon Court, 8 Conduit Road, Mid-Levels, Hong Kong	25,000	100	25,000
12.	Flat F on 36th Floor together with portion of the Roof thereabove, and Car Parking Space Nos. 1 to 11 on Ground Floor, Car Parking Space Nos. 1 to 17 on 1st Floor, Car Parking Space Nos. 6, 11, 13 and 16 on 2nd Floor, Car Parking Space Nos. 2, 3, 7 and 19 on 3rd Floor, Car Parking Space Nos. 8 to 13 and 19 on 4th Floor and Car Parking Space Nos. 1 to 15 on 5th Floor, Royal Court, 9M Kennedy Road, Mid-Levels, Hong Kong	28,000	100	28,000
13.	23rd Floor, Car Parking Space No. 4 on Ground Floor and Portion of Spaces on Car Park "1" (also known as Car Parking Space Nos. 2 and 3 on Car Park "1"), Hoover Court, 7-9 MacDonnell Road, Mid-Levels, Hong Kong	24,000	100	24,000

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
14.	Flats A and B and Flat Roofs on 1st Floor, Flat B on 3rd Floor, Duplex Flat A on 23rd and 24th Floors, Car Parking Space Nos. 7 and 7A, 8 and 8A, 15, 17 and 19 on Ground Floor, Car Parking Space Nos. 31, 36 and 37 on 1st Lower Ground Floor and Car Parking Space Nos. 42 to 44, 50, 57 to 59 and 62 on 2nd Lower Ground Floor, Suncrest Tower, 1 Monmouth Terrace, Wanchai, Hong Kong	64,000	100	64,000
15.	4 shop units, 10 domestic units and 4 duplex units, 65 car parking spaces and 6 motor cycle spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	228,000	0.49	1,117
16.	Car Parking Space No. 6 on Car Park Ground Floor, Silver Star Court, 22-26 Village Road, Happy Valley, Hong Kong	400	100	400
17.	Shop 3 on Ground Floor, Victor Court, 14-28 Wang On Road, North Point, Hong Kong	4,000	100	4,000
18.	Units 1 to 8 on 1st Floor and Units 1, 3 and 4 on 2nd Floor, Lai Kwan Court, 438 Castle Peak Road, Cheung Sha Wan, Kowloon	6,000	100	6,000

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
19.	Shop No. 19 on Ground Floor and the yard appertaining thereto, Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	5,000	75	3,750
20.	Shop No. 15 on 1st Floor, Shop Nos. 13 and 15 on 2nd Floor, Wing On Building, 206 Fuk Wa Street, Shamshuipo, Kowloon	1,100	100	1,100
21.	All shop units and all car parking spaces in Wonderland Villas, 9 Wah King Hill Road, Kwai Chung, New Territories	518,000	9.1288	47,287
22.	37 Car Parking Spaces on Level 2, Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	7,400	100	7,400
23.	Workshop Units A, B, E and G on 3rd Floor, Workshop Unit P on 5th Floor and Workshop Unit E on 9th Floor, 9 Car Parking Spaces on Ground Floor and 19 Car Parking Spaces and 23 Lorry Parking Spaces on 1st Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	30,000	100	30,000
24.	Shop No. 12 on Ground Floor, Brilliant Garden, 250 Castle Peak Road, San Hui, Tuen Mun, New Territories	5,100	100	5,100

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
25.	26 Car Parking Spaces on Ground and Lower Ground Floors, The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	3,380	100	3,380
26.	18 Car Parking Spaces on First Floor, Tak Lee Industrial Centre, 8 Tsing Yeung Circuit, Tuen Mun, New Territories	2,700	100	2,700
27.	Unit 4 on 14th Floor, Chit Lee Commercial Building, 30-36 Shaukeiwan Road, Shau Kei Wan, Hong Kong	520	100	520
28.	Shop 14A on Level 1, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	500	100	500
29.	Car Parking Spaces Nos. 5, 13, 14, 16, 19, 69, 95, 97, 101 to 104, 107 to 110, 180, 188, 212, 219, 254, 257 to 260, 264, 266, 269 to 271, 277 and 278 on Basement, Tai Po Garden, 1 Mui Shu Hang Road, Tai Po, New Territories	3,200	50	1,600
	Sub-total:	1,221,900		521,454

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
	(B) Property interests held for investment in Hong Kong			
30.	All shop units on Level Three, the Remaining Parts at Level One and various Car Parking Spaces on Levels One and Two of the Podium, Shatin Centre, 2-16 Wang Pok Street, Shatin, New Territories *(Note 1)*	2,092,000	100	2,092,000
31.	Shop units on Levels One to Three of the Shopping Podiums of North and South Wings, Cinema "A" and Cinema "B", the external walls of the podium and Car Parking Space Nos. 1 to 78 on Basement and Bicycle Parking Space Nos. 1 to 64 on Level One, Trend Plaza, 2 Tuen Lung Street, Tuen Mun, New Territories *(Note 1)*	1,446,000	100	1,446,000
32.	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon *(Note 1)*	2,305,000	33.333	768,326
33.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong *(Note 1)*	908,000	100	908,000
34.	Shops Nos. G1, G2, G3, G4, G5, G6, G7A, G7B, G8, G9, G10, G11, G12, G17, G18A, G18B, G19, G20, G21, G22, G23, G30, G31, G32 and G33 on Ground Floor of the Commercial Development, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note 1)*	364,000	100	364,000

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
35.	Block C and all Car Parking Spaces on Second Floor, Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories *(Note 1)*	128,400	100	128,400
36.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note 1)*	747,000	23.04	172,109
37.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note 1)*	25,000	26	6,500
38.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note 1)*	23,000	19.48	4,480
39.	Kowloon Building, 555 Nathan Road, Yaumatei, Kowloon *(Note 1)*	689,000	100	689,000
40.	Newton Hotel Kowloon, 58-66 Boundary Street, Mongkok, Kowloon	250,000	100	250,000

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
41.	Newton Hotel Hong Kong, 200-218 Electric Road, North Point, Hong Kong	600,000	100	600,000
42.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 and 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note 1)*	168,000	35.42	59,506
43.	The whole of Well Tech Centre (except 16th to 19th Floors), 9 Pat Tat Street, San Po Kong, Kowloon *(Note 1)*	286,700	100	286,700
44.	The whole of Big Star Centre (except 3rd Floor), 8 Wang Kwong Road, Kowloon Bay, Kowloon *(Note 1)*	166,700	100	166,700
45.	18th and 19th Floors, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon *(Note 1)*	24,300	100	24,300
46.	Workshop on 3rd Floor, Big Star Centre, 8 Wang Kwong Road, Kowloon Bay, Kowloon *(Note 1)*	22,100	100	22,100
	Sub-total:	10,245,200		7,988,121

	Property interest	Capital value in existing state as at 28 February 2007	Attributable interest to HIL	Capital value in existing state as at 28 February 2007 attributable to HIL
		HK$('000)	*%*	*HK$('000)*
	(C) Property interests held for owner occupation in Hong Kong			
47.	Units 1, 2, 3, 4 and 5 on 16th and the whole of 17th Floor, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon	23,400	100	23,400
	(D) Miscellaneous property interests held in Hong Kong			
48.	Car Parking Space No. 23 and Area A and Area B on Ground Floor, Hamford Court, 335 Prince Edward Road West, Kowloon City, Kowloon	250	100	250
49.	Flat Roofs 1 and 2 on 3rd Floor, Tak Sun Building, 442-448 Ma Tau Wai Road, Kowloon City, Kowloon	150	100	150
50.	Portion of Ground Floor presently occupied by staircase of the building, Ming Fai Building, 20-36 Wharf Road, North Point, Hong Kong	No commercial value		No commercial value
	Sub-total:	400		400
	(E) Property interests leased to the Sale Companies and their subsidiaries in Hong Kong			
51.	6 property interests leased to the Sale Companies and their subsidiaries in Hong Kong	No commercial value		No commercial value

	Property interest	Capital value in existing state as at 28 February 2007	Attributable interest to HIL	Capital value in existing state as at 28 February 2007 attributable to HIL
		HK$('000)	*%*	*HK$('000)*
	(F) Property interest held for owner occupation in the PRC			
52.	Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province	550	100	550
	Total of Group I:	**11,491,450**		**8,533,925**

Note 1: The total capital value of the property interests held by the Sale Companies and their subsidiaries for investment (Property interest Nos. 30 to 39 and 42 to 46) as at 31 December 2006 was at a sum of HK$9,395,200,000.

Property interest	Capital value in existing state as at 28 February 2007	Attributable interest to HIL	Capital value in existing state as at 28 February 2007 attributable to HIL
	HK$('000)	*%*	*HK$('000)*

Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")

(A) Property interests held for investment in Hong Kong

53. Hotel Miramar, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon	2,738,000	44.21	1,210,470
54. Miramar Tower and Miramar Shopping Centre (including Knutsford Step), 132 Nathan Road and 1 Kimberley Road, Tsim Sha Tsui, Kowloon	7,037,000	44.21	3,111,058
55. First Floor, Champagne Court, 16 Kimberley Road, Tsim Sha Tsui, Kowloon	27,700	44.21	12,246
56. Shops 10, 11 and 12 on Ground Floor, Kam Tong Building, 12-14 and 18-34 Mok Cheong Street, 68 and 70 Pak Tai Street, To Kwa Wan, Kowloon	13,000	41.7519	5,428
57. Ground Floor, Fuk Wo Industrial Building, 5 Sheung Hei Street, San Po Kong, Kowloon	5,700	44.21	2,520
58. The Whole Flats on 1st and 2nd Floors, the Roof and the Exterior Wall of 5th to 20th Floors (inclusive), Winner House, 310 King's Road, North Point, Hong Kong	43,000	44.21	19,010

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
59.	Basement, South China Building, 1 Wyndham Street, Central, Hong Kong	60,000	44.21	26,526
60.	No. 6 Knutsford Terrace, Tsim Sha Tsui, Kowloon	148,000	44.21	65,431
	Sub-total:	10,072,400		4,452,689
	(B) Property interests held for owner occupation in Hong Kong			
61.	Car Parking Spaces 1, 2, 5, 6, 7, 8, 9, 11, 13, 14, 15, 23, 24 and 26, Chi Lan Yuen, 173 Argyle Street, Mong Kok, Kowloon	2,800	44.21	1,238
62.	3rd Floor, 47 and 49 Sa Po Road, Kowloon City, Kowloon	2,400	44.21	1,061
63.	Factory Unit Nos. 2101 to 2108 on 21st Floor and Vehicle Parking Spaces 20 and 102 on First Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories	9,800	44.21	4,333
64.	Portion A3 on 13th Floor, United Mansion, 37E-37H and 37J-37K Jordan Road and 95-103 Shanghai Street, Yau Ma Tei, Kowloon	1,800	44.21	796
65.	Apartment A on 1st Level of Beach Chalet No. 5 of The Sea Ranch, Lantau Island, New Territories	1,000	44.21	442

	Property interest	Capital value in existing state as at 28 February 2007	Attributable interest to HIL	Capital value in existing state as at 28 February 2007 attributable to HIL
		HK$('000)	*%*	*HK$('000)*
66.	Commercial Units or Portion on Ground Floor, Bedford Gardens, 151-173 Tin Hau Temple Road, North Point, Hong Kong	10,000	44.21	4,421
	Sub-total:	27,800		12,291
	(C) Property interests leased to Miramar Hotel Group in Hong Kong			
67.	9 property interests leased to Miramar Hotel Group in Hong Kong	No commercial value		No commercial value
	(D) Property interests held for investment in the PRC			
68.	Level 1, portion of Zones A & B on Level 2 and Basement 1 of podium, Shang-Mira Garden, Lot No. 1770, Hongqiao Road, Gubei, Changning District, Shanghai	248,870	22.7063	56,509
69.	21 residential units on Levels 4 to 6 of Maple Court (Block B) and Car Park Nos. 118 to 125, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	36,500	44.21	16,137
70.	35 residential units on Levels 7 to 15 of Maple Court (Block B) and Car Park Nos. 93, 95, 96, 99-102, 105, 106, 109, 110 & 117, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	60,739	44.21	26,853

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
71.	3 residential units on Level 10 of Maple Court (Block B) and Car Park Nos. 103, 104 and 107, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	5,810	44.21	2,569
72.	2 residential units on Level 14 of Maple Court (Block B) and Car Park No. 94, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	3,976	44.21	1,758
73.	19 residential units on Levels 15 to 18 of Maple Court (Block B) and Car Park Nos. 82, 84, 85, 87 and 89 to 91, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	34,456	44.21	15,233
74.	Residential unit H on Level 5 of Cypress Court (Block A) and 77 car parks in Shang-Mira Garden, Nos. 11 and 12, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	16,100	22.7063	3,656
75.	Portion B of Basement, Portions of Level 1, Portions of Level 2 and the whole of Level 3 in Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	58,540	30.947	18,116

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
76.	28 units in Lucky Court, Guang Fat Gardens, No. 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	No commercial value		No commercial value
77.	3 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496-500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	2,620	30.947	811
78.	Portion of Level 1 in Miramar Shopping Arcade and 2 units in Lucky Court, Guang Fat Gardens, Nos. 496, 498 and 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	2,940	21.6629	637
79.	Level 4, Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	28,300	44.21	12,511
80.	Shop Unit No. 402 on Level 4, Yue Wah Plaza, No. 59 Zhongshan 2nd Road, Zhongshan, Guangdong Province	4,700	44.21	2,078
	Sub-total:	503,551		156,868

	Property interest	Capital value in existing state as at 28 February 2007	Attributable interest to HIL	Capital value in existing state as at 28 February 2007 attributable to HIL
		HK$('000)	*%*	*HK$('000)*
	(E) Property interests held for owner occupation in the PRC			
81.	Flat A, Level 1, Block 2, Shekou Crystal Garden, Shekou Special Industrial Zone, Shenzhen, Guangdong Province	527	44.21	233
82.	Flat Nos. 403 and 503, Block 1, Jinghua Apartment, 24 Jianguomenwai Avenue, Chaoyang District, Beijing	2,777	44.21	1,228
	Sub-total:	3,304		1,461
	(F) Property interests leased to Miramar Hotel Group in the PRC			
83.	3 property interests leased to Miramar Hotel Group in the PRC	No commercial value		No commercial value
	(G) Property interest held for sale in the USA			
84.	Lots 29A and B, Lots 30C, D and E, Lots 27C, 3B-1 and 3B-2, Village 9, Units 1, 2 and 4 Residential Lots, Lincoln, Placer County, California, the USA	594,157	38.9048	231,156
	Total of Group II:	**11,201,212**		**4,854,465**

	Property interest	Capital value in existing state as at 28 February 2007 *HK$('000)*	Attributable interest to HIL *%*	Capital value in existing state as at 28 February 2007 attributable to HIL *HK$('000)*
Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")				
	(A) Property interests held for sale in Hong Kong			
85.	Various residential units and parking spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	270,000	15.68	42,336
86.	Various residential units in MetroRegalia, 51 Tong Mi Road, Tai Kok Tsui, Kowloon	169,000	31.36	52,998
	Sub-total:	439,000		95,334
	(B) Property interests held under development in Hong Kong			
87.	Kowloon Inland Lot No. 11159, 220 and 222 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	1,261,000	31.36	395,450
88.	6 Cho Yuen Street, Yau Tong, Kowloon	538,400	31.36	168,842
	Sub-total:	1,799,400		564,292

	Property interest	Capital value in existing state as at 28 February 2007 HK$('000)	Attributable interest to HIL %	Capital value in existing state as at 28 February 2007 attributable to HIL HK$('000)
	(C) Property interests held for investment in Hong Kong			
89.	Commercial Developments including Advertising Panels of Phases I and II, and Commercial Parking Spaces and Loading and Unloading Spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	654,000	31.36	205,094
90.	The interest attributable to HK Ferry Group in Silvermine Beach Hotel and various agricultural and building lots in Demarcation District No. 2, Mui Wo, Lantau Island, New Territories	66,050	31.36	20,713
91.	House Nos. B14, B15 and B96 together with Car Parking Space Nos. 14, 15 and 116, Leyburn Villas, Cheung Sha, Lantau Island, New Territories	12,900	31.36	4,045
92.	Section A and the Remaining Portion of Lot No. 3039, and Lot No. 3042 in Demarcation District No. 124, Hung Shui Kiu, Tuen Mun, New Territories	7,500	31.36	2,352
93.	Commercial Portion of Ground and 1st Floors, Nos. 43-51A Tong Mi Road, Tai Kok Tsui, Kowloon	44,000	31.36	13,798
	Sub-total:	784,450		246,002

	Property interest	Capital value in existing state as at 28 February 2007	Attributable interest to HIL	Capital value in existing state as at 28 February 2007 attributable to HIL
		HK$('000)	*%*	*HK$('000)*
	(D) Property interest held for owner occupation in Hong Kong			
94.	The shipyard at 98 Tam Kon Shan Road, Tsing Yi Town Lot No. 102, Tsing Yi, New Territories	84,000	31.36	26,342
	(E) Property interests leased to HK Ferry Group in Hong Kong and Macau			
95.	12 property interests in Hong Kong and 1 property interest in Macau leased to HK Ferry Group	No commercial value		No commercial value
	Total of Group III:	**3,106,850**		**931,970**

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
1.	The whole of Royal Commercial Centre (except Units 2 and 3 on 5th Floor, Unit 1 on 10th and 13th Floors, Unit 5 on 11th Floor, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor), 56 Parkes Street, Tsimshatsui, Kowloon Situated within The Remaining Portion of Section A of Kowloon Inland Lot No. 1590, Sub-sections 1 and 2 of Section A of Kowloon Inland Lot No. 1590 and Kowloon Inland Lot No. 1589	The property comprises the whole (except Units 2 and 3 on 5th Floor, Unit 1 on 10th and 13th Floors, Unit 5 on 11th Floor, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor) of a 21-storey commercial building completed in 1997. The total gross floor area of the property is approximately 37,007 sq.ft. (3,438.03 sq.m.). The property is held from the Government for a term of 75 years from 7 November 1921 renewed for a further term of 75 years. The current Government rent payable for the property is HK$310,214 per annum.	Except portions of the property with a total gross floor area of approximately 6,810 sq.ft. which are vacant, the remaining portion of the property is let for various terms with the latest tenancy due to expire in September 2009 at a monthly rent of about HK$646,000, exclusive of rates and management fees.	173,000 (100% attributable to HIL: 173,000)

Note: The registered owner of the property is Saxophon Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I	**The Sale Companies and their subsidiaries**		
		(A) Property interests held for sale in Hong Kong		
2.	A domestic unit in Castle Road, Mid-Levels, Hong Kong	The property originally comprises a domestic unit of a tenement building completed in about 1956. The site area of the property is about 1,662 sq.ft. (154.40 sq.m.). The property is held from the Government under a Government Lease for a term of 999 years commencing from 1 May 1858. The current Government rent payable for the property is HK$4 per annum.	The subject building was demolished and planned for development together with the adjoining lots.	24,900 (100% attributable to HIL: 24,900)

Note: The registered owner of the property is a company in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I	**The Sale Companies and their subsidiaries**		
		(A) Property interests held for sale in Hong Kong		
3.	A unit in Castle Road, Mid-Levels, Hong Kong	The property originally comprises a unit in a residential building completed in about 1956. The site area of the property is about 1,944 sq.ft. (180.60 sq.m.). The property is held from the Government under a Government Lease for a term of 999 years commencing from 1 May 1858. The current Government rent payable for the property is HK$4 per annum.	The subject building was demolished and planned for development together with the adjoining lots.	8,400 (100% attributable to HIL: 8,400)

Note: The registered owner of the property is a company in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I	**The Sale Companies and their subsidiaries**		
		(A) Property interests held for sale in Hong Kong		
4.	Various units and parking spaces in MacDonnell Road, Mid-Levels, Hong Kong	The property comprises various units and parking spaces of a residential building completed in 1960. The saleable area of the property is approximately 6,265 sq.ft. (582.03 sq.m.), excluding the car parking spaces. The property is held from the Government under a Government Lease for a term of 999 years commencing from 2 November 1896. The total current Government rent payable for the property is HK$8 per annum.	Except a total saleable area of approximately 400 sq.ft. which is vacant, the remaining units are let for various terms with the latest tenancy due to expire in May 2008 at a total monthly rent of about HK$117,000, exclusive of rates and management fees. The car parking spaces were licensed on monthly basis at a total rent of HK$11,200 per month.	7,200 (100% attributable to HIL: 7,200)

Note: The registered owner of the property is a company in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
5.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	The property comprises a domestic unit of a residential building completed in about 1954. The saleable area of the property is approximately 1,131 sq.ft. (105.07 sq.m.). The property is held from the Government under a Government Lease for a term of 999 years commencing from 25 June 1861. The current Government rent payable for the whole lot is HK$10 per annum.	The property is let for a term of 2 years from 25 August 2005 to 24 August 2007 at a rent of about HK$21,600 per month, exclusive of rates and management fees.	5,000 (100% attributable to HIL: 5,000)

Note: The registered owner of the property is a company in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group 1	**The Sale Companies and their subsidiaries**		
		(A) Property interests held for sale in Hong Kong		
6.	A unit in Seymour Road, Mid-Levels, Hong Kong	The property originally comprises the basement in a residential building completed in about 1960. The site area of the property is approximately 1,740 sq.ft. (161.65 sq.m.). The property is held from the Government under a Government Lease for a term of 999 years commencing from 1 May 1858. The current Government rent payable for the whole lot is HK$2 per annum.	The subject building was demolished and planned for development together with the adjoining lots.	23,500 (100% attributable to HIL: 23,500)

Note: The registered owner of the property is a company in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
7.	604 Shanghai Street, Mongkok, Kowloon Section F of Kowloon Inland Lot No. 1684	The property comprises a 4-storey pre-war composite building. The site area of the property is approximately 695 sq.ft. (64.54 sq.m.). The total saleable area of the building is approximately 2,476 sq.ft. (230.03 sq.m.). The property is held from the Government under a Government Lease for a term of 75 years commencing from 15 April 1901 renewed for a further term of 75 years. The current Government rent payable for the property is HK$142 per annum.	Except portion of the 3rd floor of the property is vacant. The property is let for various terms with the latest term due to expire in November 2008 at a total rent of about HK$68,000 per month, exclusive of rates.	16,000 (100% attributable to HIL: 16,000)

Note: The registered owner of the property is Saxophon Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
8.	A domestic unit in Yin Chong Street, Mongkok, Kowloon	The property comprises a domestic unit in a composite building completed in about 1955. The saleable area of the property is approximately 653 sq.ft. (60.67 sq.m.). The property is held from the Government under a Government Lease for a term of 75 years commencing from 8 August 1904 renewed for a further term of 75 years. The current Government rent payable for the property is HK$198 per annum.	The property is let for a term of 3 years from 15 September 2006 to 14 September 2009 at a rent of HK$3,478 per month, exclusive of rates.	1,000 (100% attributable to HIL: 1,000)

Notes:

(1) The registered owner of the property is a company in which HIL holds attributable interests of 100%.

(2) The property is subject to an order No. CRT/RT/004208/04/K issued by the Building Authority under Section 24(1) of the Buildings Ordinance dated 24 September 2004. The Building Authority ordered the owners of the building to demolish and reinstate the unauthorized structure erected on the roof of the building. In the course of our valuation, we have not taken into account any reinstatement cost for the compliance of the said order.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
9.	A factory unit in Wang Lung Street, Tsuen Wan, New Territories	The property comprises a factory unit in an industrial building completed in 1971. The total saleable area of the property is approximately 11,876 sq.ft. (1,103.31 sq.m.). The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is vacant.	4,800 (100% attributable to HIL: 4,800)

Note: The registered owner of the property is a company in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
10.	Shop No. 4 on Ground Floor, Ching Fai Terrace, 4-8 Ching Wah Street, North Point, Hong Kong 92/5000th shares of and in Section A of Sub-section 31, Sub-section 41 and The Remaining Portion of Section X of Inland Lot No. 2366 and the Extension thereto	The property comprises a shop unit on the ground floor of a 24-storey composite building completed in 1985. The gross floor area of the property is approximately 1,251 sq.ft. (116.22 sq.m.). The property is held from the Government for a term of 75 years commencing from 13 February 1922 renewed for a further term of 75 years. The current Government rent payable for the lots is HK$355,900 per annum.	The property is let for a term of 2 years from 1 March 2006 to 29 February 2008 at a monthly rent of HK$9,000, inclusive of rates and management fees.	1,800 (100% attributable to HIL: 1,800)

Note: The registered owner of the property is Alpenhon Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
11.	100 Car Parking Spaces at Tycoon Court, 8 Conduit Road, Mid-Levels, Hong Kong Situated within Sub-section 1 and The Remaining Portion of Section B of Inland Lot No. 713 and The Remaining Portion of Inland Lot No. 3458	The property comprises 100 car parking spaces on various floors of a 6-level car parking podium upon which two 31-storey residential buildings are erected. The property was completed in 1994. The property is held from the Government for a term of 999 years commencing from 25 June 1861. The current aggregate Government rent payable for the lots is HK$12.48 per annum (re: Section B of Inland Lot No. 713 and Inland Lot No. 3458).	The property is licensed on monthly basis. The total car park income in February 2007 was about HK$59,000.	25,000 (100% attributable to HIL: 25,000)

Notes:

(1) The property comprises Car Parking Space Nos. 1 to 28 on Basement, Car Parking Space Nos. 1 to 20 on Carpark Level 1, Car Parking Space Nos. 1 to 23 on Carpark Level 2, Car Parking Space Nos. 13, 16, 20 to 24 on Carpark Level 3, Car Parking Space Nos. 4 to 6, 13, 14, 16, 20 to 24 on Carpark Level 4 and Car Parking Space Nos. 2, 5, 7 to 15 on Carpark Level 5 at Tycoon Court.

(2) The registered owner of the property is Juliyam Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
12.	Flat F on 36th Floor together with portion of the Roof thereabove, and Car Parking Space Nos. 1 to 11 on Ground Floor, Car Parking Space Nos. 1 to 17 on 1st Floor, Car Parking Space Nos. 6, 11, 13 and 16 on 2nd Floor, Car Parking Space Nos. 2, 3, 7 and 19 on 3rd Floor, Car Parking Space Nos. 8 to 13 and 19 on 4th Floor and Car Parking Space Nos. 1 to 15 on 5th Floor, Royal Court, 9M Kennedy Road, Mid-Levels, Hong Kong Situated within Inland Lot No. 8790	The property comprises a domestic unit on the 36th Floor and portion of the roof together with 58 car parking spaces of a 31-storey residential building erected upon a 5-level car parking podium completed in 1995. The gross floor area of the domestic unit is approximately 641 sq.ft. (59.55 sq.m.) and the roof area is approximately 460 sq.ft. (42.74 sq.m.). The property is held from the Government for a term from 19 August 1991 to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The subject domestic unit is vacant. The subject car parking spaces are licensed on either hourly or monthly basis and the total car park income in February 2007 was about HK$80,000.	28,000 (100% attributable to HIL: 28,000)

Note: The registered owner of the property is Hung Shun Investment Company Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group 1 The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
13.	23rd Floor, Car Parking Space No. 4 on Ground Floor and Portion of Spaces on Car Park "1" (also known as Car Parking Space Nos. 2 and 3 on Car Park "1"), Hoover Court, 7-9 MacDonnell Road, Mid-Levels, Hong Kong Situated within The Remaining Portions of Sections N and O of Inland Lot No. 1381	The property comprises a domestic unit on the 23rd floor and 3 car parking spaces of a 24-storey residential building erected upon a 4-level car parking podium completed in 1980. The gross floor area of the domestic unit is approximately 2,654 sq.ft. (246.56 sq.m.). The property is held from the Government for a term of 999 years from 13 July 1896. The current Government rent payable for the whole of Inland Lot No. 1381 is HK$852 per annum.	The property is let for a term of 2 years from 1 April 2005 to 31 March 2007 at a rent of HK$72,350 per month, inclusive of rates and management fees.	24,000 (100% attributable to HIL: 24,000)

Note: The registered owner of the property is Hung Shun Investment Company Limited in which HIL hold attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
14.	Flats A and B and Flat Roofs on 1st Floor, Flat B on 3rd Floor, Duplex Flat A on 23rd and 24th Floors, Car Parking Space Nos. 7 and 7A, 8 and 8A, 15, 17 and 19 on Ground Floor, Car Parking Space Nos. 31, 36 and 37 on 1st Lower Ground Floor and Car Parking Space Nos. 42 to 44, 50, 57 to 59 and 62 on 2nd Lower Ground Floor, Suncrest Tower, 1 Monmouth Terrace, Wanchai, Hong Kong Situated within Sub-Sections 1, 2, 3, 4, 5 and 6 of Section D of Inland Lot No. 2837	The property comprises 4 domestic units and 14 car parking spaces and 4 tandem car parking spaces on various floors of a 24-storey residential building erected upon a 3-level car parking podium completed in 1986. The total gross floor area of the domestic units is approximately 9,428 sq.ft. (875.88 sq.m.). The total flat roof/roof area of the property is approximately 487 sq.ft. (45.24 sq.m.). The property is held from the Government for a term of 75 years from 22 August 1928 renewed for a further term of 75 years. The aggregate current Government rent payable for the lots is HK$158 per annum.	Flat B on 3rd Floor together with a car parking space are let for a term from 7 May 2006 to 10 May 2007 at a monthly rent of HK$35,000, inclusive of rates and management fees. The remainder residential units are vacant The remaining parking spaces are licensed either on monthly or hourly basis. The total car park income in February 2007 was about HK$4,970.	64,000 (100% attributable to HIL: 64,000)

Note: The registered owner of the property is Full Gain Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
15.	4 shop units, 10 domestic units and 4 duplex units, 65 car parking spaces and 6 motor cycle spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong Situated within the Remaining Portion of Inland Lot No. 4630, the Remaining Portion of Inland Lot No. 4631, the Remaining Portion of Inland Lot No. 4632, Section B of Inland Lot No. 4633, Section B of Inland Lot No. 4634	The property comprises 4 shop units on the ground floor, 10 domestic units, 4 duplex units, 65 car parking spaces together with 6 motorcycle parking spaces on various floors of a 33-storey residential building erected upon a 6-level commercial, car parking and recreational podium completed in 2000. The total gross floor area of the property is approximately 19,106 sq.ft. (1,774.99 sq.m.), excluding the car parking spaces. The total flat roof and roof area of the property is 2,885 sq.ft. (268.02 sq.m.). The property is held from the Government for terms as follows: **Lot** / **Term** I.L. 4631 R.P., 4632 R.P., 4633 s.B, 4634 s.B — 999 years commencing on 5 January 1885 I.L. 4630 R.P. — 999 years commencing on 7 June 1862 The total current Government rent payable for the whole lots is HK$18 per annum.	The shops on the ground floor are fully let with the latest term due to expire in June 2009 at a total monthly rent of HK$150,000, exclusive of rates and management fees. 5 domestic units with a total gross floor area of approximately 5,562 sq.ft. (516.72 sq.m.) are vacant and the remainder of the property is let for various terms with the latest tenancy due to expire in September 2008 at a total monthly rent of about HK$520,000, inclusive of rates and management fees. The car parking spaces are licensed on monthly and hourly basis. The total car park income in February 2007 was about HK$97,000.	228,000 (0.49% attributable to HIL: 1,117)

Note: The registered owners of the property are Gesund Investment Company Limited (in which HIL holds attributable interests of 100%) (0.49%), Uhray Investment Limited (0.893%), Heyield Estate Limited (39.174%) and Ming Dragon Limited (59.443%) holding the property as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I **The Sale Companies and their subsidiaries**			
	(A) Property interests held for sale in Hong Kong			
16.	Car Parking Space No. 6 on Car Park Ground Floor, Silver Star Court, 22-26 Village Road, Happy Valley, Hong Kong 5/3730th shares of and in The Remaining Portion of Sub-section 2 of Section B, The Remaining Portion of Sub-section 1 of Section C and The Remaining Portion of Section C of Inland Lot No. 2270	The property comprises a car parking space of a 24-storey residential building erected upon a 4-level car parking podium completed in 1981. The property is held from the Government for a term of 75 years from 13 January 1920 renewed for a further term of 75 years. The current Government rent payable for the property is HK$540 per annum.	The property is vacant.	400 (100% attributable to HIL: 400)

Note: The registered owner of the property is Golden Dragon Development Company, Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
17.	Shop 3 on Ground Floor, Victor Court, 14-28 Wang On Road, North Point, Hong Kong 772/39350th shares of and in Inland Lot Nos. 7268, 7269, 7270, 7271, 7272, 7273, 7274 and 7275	The property comprises a shop unit on the ground floor of a 35-storey composite building completed in 1993. The total gross floor area of the property is approximately 363 sq.ft. (33.72 sq.m.). The property is held from the Government for a term of 75 years from 19 October 1953 renewable for a further term of 75 years. The aggregate current Government rent payable for the lots is HK$130 per annum.	The property is let for a term from 1 October 2006 to 30 September 2008 at a monthly rent of HK$19,500, exclusive of rates and management fees.	4,000 (100% attributable to HIL: 4,000)

Note: The registered owner of the property is Fournet Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
18.	Units 1 to 8 on 1st Floor and Units 1, 3 and 4 on 2nd Floor, Lai Kwan Court, 438 Castle Peak Road, Cheung Sha Wan, Kowloon Situated within Section K of New Kowloon Inland Lot No. 420, The Remaining Portion of Section A of New Kowloon Inland Lot No. 420, The Remaining Portion and Section A of Sub-sections 1 and 2 of Section A of New Kowloon Inland Lot No. 420 and The Remaining Portion of Section A of Sub-section 5 of Section B of New Kowloon Inland Lot No. 420	The property comprises 8 commercial units on the 1st floor and 3 commercial units on the 2nd floor of a 28-storey composite building completed in 1994. The total gross floor area of the property is approximately 3,032 sq.ft. (281.68 sq.m.). The property is held from the Government for a term of 75 years renewed for a further term of 24 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the shops with a total area of 826 sq.ft. are vacant, the shop units are let for various terms with the latest tenancy due to expire in October 2008 at a total monthly rent of about HK$19,700.	6,000 (100% attributable to HIL: 6,000)

Note: The registered owners of the property are Saxophon Limited in which HIL holds attributable interests of 100% and Joy Union Estate Limited holding the property as tenants-in-common. The beneficial owner of the subject property is Saxophon Limited.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
19.	Shop No. 19 on Ground Floor and the yard appertaining thereto, Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon Situated within New Kowloon Inland Lot No. 6154	The property comprises a shop unit on the ground floor of a 37-storey composite building completed in 1997. The gross floor area of shop no. 19 on the ground floor is approximately 778 sq.ft. (72.28 sq.m.). The property is held from the Government for a term of years expiring on 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Together with other shop units on the ground floor, shop no. 19 is let for a term of 2 years from 1 April 2005 to 31 March 2007 at a monthly rent of HK$26,400 exclusive of rates and management fees.	5,000 (75% attributable to HIL: 3,750)

Note: The registered owners of the property are Camus Investment Limited, Racine Investment Limited in which HIL holds attributable interest of 75% and Grand Max Development Limited as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
20.	Shop No. 15 on 1st Floor, Shop Nos. 13 and 15 on 2nd Floor, Wing On Building, 206 Fuk Wa Street, Shamshuipo, Kowloon Situated within The Remaining Portion and The Remaining Portions of Sections E, F and G of New Kowloon Inland Lot No. 366	The property comprises three commercial units on the 1st and 2nd floors of a 13-storey composite building completed in 1982. The total gross floor area of the property is approximately 535 sq.ft. (49.70 sq.m.). The property is held from the Government for a term of 75 years renewed for a further term of 24 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except for Shop 15 on 2nd Floor which is vacant, the property is let for various terms with the latest tenancy due to expire in February 2008 at a total monthly rent of approximately HK$3,000 exclusive of rates and management fees.	1,100 (100% attributable to HIL: 1,100)

Note: The registered owner of the property is Alpenhon Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
21.	All shop units and all car parking spaces in Wonderland Villas, 9 Wah King Hill Road, Kwai Chung, New Territories Situated within the Remaining Portion of Kwai Chung Town Lot No. 369	The property comprises all shop units on the ground and first floors and 2,010 car parking spaces of a large scale residential development known as Wonderland Villas which was completed in 1984-1989. The total gross floor area of the property is approximately 40,697 sq.ft. (3,780.84 sq.m.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The shop units are partly vacant and partly let for various terms at a total monthly rent of approximately HK$205,000, exclusive of rates and management fees. The parking spaces are licensed either on monthly or hourly basis and the total income receivable in February 2007 was approximately HK$792,000.	518,000 (9.1288% attributable to HIL: 47,287)

Note: The registered owners of the property are Conduco Limited (50%), Sandra Investment Limited (29.7424%), Drinkwater Investment Limited (11.1288%) and Vignette Investment Limited in which HIL holds attributable interest of 100% (9.1288%).

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
22.	37 Car Parking Spaces on Level 2, Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories Situated within Tai Po Town Lot No. 20	The property comprises 37 car parking spaces on Level 2 in a residential development known as Greenery Plaza which was completed in 1986. The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Together with another 20 car parking spaces, the property was licensed either on monthly or hourly basis and the total income receivable in February 2007 was approximately HK$25,000.	7,400 (100% attributable to HIL: 7,400)

Notes:

(1) The property comprises Car Parking Spaces Nos. 2, 4, 5, 6, 7, 8, 9, 11, 13, 17, 18, 20, 24, 30, 31, 32, 33, 34, 35, 36, 39, 40, 42, 43, 44, 45, 52, 53, 54, 55, 56, 58, 59, 60, 61, 62 and 63 on Level 2.

(2) The registered owner of the property is Golden Dragon Development Company, Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
23.	Workshop Units A, B, E and G on 3rd Floor, Workshop Unit P on 5th Floor and Workshop Unit E on 9th Floor, 9 Car Parking Spaces on Ground Floor and 19 Car Parking Spaces and 23 Lorry Parking Spaces on 1st Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories Situated within The Remaining Portion of Tsuen Wan Town Lot No. 93	The property comprises 6 factory units on the 3rd, 5th and 9th floors, 28 car parking spaces on the ground and 1st floors and 23 lorry parking spaces on the 1st floor of a 25-storey industrial building completed in 1989. The property has a total gross floor area of approximately 26,526 sq.ft. (2,464.33 sq.m.), excluding the car parking spaces. The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The workshop units are fully let for various terms with the latest term due to expire in July 2008 at a total monthly rent of approximately HK$49,000. The parking spaces are licensed either on monthly or hourly basis and the total monthly income in February 2007 was about HK$95,000.	30,000 (100% attributable to HIL: 30,000)

Notes:

(1) The property comprises Car Parking Spaces Nos. 1 to 9 on Ground Floor, Car Parking Spaces Nos. 1 to 17, 20 and 28 on First Floor, Lorry Parking Spaces Nos. L1 to L17, L20 to L25 on First Floor.

(2) The registered owner of the property is Couraud Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
24.	Shop No. 12 on Ground Floor, Brilliant Garden, 250 Castle Peak Road, San Hui, Tuen Mun, New Territories 215/26500th shares of and in Tuen Mun Town Lot No. 247	The property comprises a shop unit on the ground floor of a 2-storey commercial/carpark podium upon which five 12-storey residential towers are erected. The development was completed in 1989. The property has a gross floor area of approximately 3,413 sq.ft. (317.08 sq.m.). The property is held from the Government under New Grant No. 2768 for a term from 1 July 1986 to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The subject property is let together with shop no. 11 for a term due to expire on 31 May 2009 at a monthly rent of HK$60,800, exclusive of rate and management fees.	5,100 (100% attributable to HIL: 5,100)

Note: The registered owners of the property are Camleigh Investment Limited and Desormiere Investment Limited (a wholly owned subsidiary of HIL), from which the beneficial interest is vested in Camleigh Investment Limited, as tenants-in-common. The beneficial owner of the subject property is Desormiere Investment Limited.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
25.	26 Car Parking Spaces on Ground and Lower Ground Floors, The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories Situated within Tuen Mun Town Lot No. 300	The property comprises 26 car parking spaces on the ground and lower ground floors in a residential development known as Rainbow Garden which was completed in 1989. The property is held from the Government for a term from 11 March 1987 to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Together with other 37 car parking spaces, the parking spaces are let either on monthly or hourly basis and the total monthly income in February 2007 was approximately HK$54,000.	3,380 (100% attributable to HIL: 3,380)

Notes:

(1) The property comprises Car Parking Spaces Nos. 3, 4, 10, 15, 16, 17, 21, 23, 24, 26, 27, 29, 30, 34 and 35 on Lower Ground Floor and Nos. 4, 5, 22, 26, 34, 35, 44, 45, 70, 74 and 75 on Ground Floor.

(2) The registered owners of the property are Millap Limited (31.57%), Evercot Enterprise Company Limited (39.47%), Egeria Investment Limited (21.05%), Shung King Development Company Limited (7.91%) and Golden Dragon Development Company, Limited (a wholly owned subsidiary of HIL) in which the beneficial interest is vested in Millap Limited, Evercot Enterprise Company Limited, Egeria Investment Limited and Shung King Development Company Limited. The beneficial owner of the subject property is Golden Dragon Development Company, Limited.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
26.	18 Car Parking Spaces on First Floor, Tak Lee Industrial Centre, 8 Tsing Yeung Circuit, Tuen Mun, New Territories Situated within Tuen Mun Town Lot No. 163	The property comprises 4 car parking spaces, 13 lorry parking spaces and 1 container parking space on the first floor of a 3-storey workshop/carpark podium upon which two 18-storey industrial buildings are erected. The development was completed in 1982. The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The parking spaces were licensed on monthly basis and the total monthly income in February 2007 was approximately HK$26,400.	2,700 (100% attributable to HIL: 2,700)

Notes:

(1) The property comprises Car Parking Spaces Nos. 1, 2, 3, 4, 6, C1, 21, 22, 23, 27, 28, 29, 30, 31, 35, 36, 37 and 38 on First Floor.

(2) The registered owner of the property is Kwong Kay Investment Company Limited .

(3) The property is subject to an Agreement for Sale and Purchase in favour of Wah Ha Sing Kee Engineering Limited.

(4) The property is subject to a Sub-Agreement for Sale and Purchase in favour of Bottcher Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
27.	Unit 4 on 14th Floor, Chit Lee Commercial Building, 30-36 Shaukeiwan Road, Shau Kei Wan, Hong Kong 26/7600th shares of and in the Remaining Portions of Sections B, C, D and the Remaining Portion of Shaukiwan Inland Lot No. 443	The property comprises an office unit on the 14th floor of a 23-storey commercial building completed in 1983. The property has a gross floor area of approximately 247 sq.ft. (22.95 sq.m.). The property is held from the Government for a term of 75 years from 7 April 1919 renewed for a further term of 75 years. The current aggregate Government rent payable for the lots is HK$360,022 per annum.	The property is let for a term of 2 years from 1 November 2006 to 31 October 2008 at a monthly rent of HK$3,000, exclusive of rates and management fees.	520 (100% attributable to HIL: 520)

Note: The registered owner of the property is Alpenhon Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
28.	Shop 14A on Level 1, Jade Plaza, 3 On Chee Road, Tai Po, New Territories 4/5500 of 5500/16800th shares of and in Tai Po Town Lot No. 7	The property comprises a shop unit on the level 1, of a 3-storey shopping/car parking/garden podium upon which four 22-storey residential blocks are erected. The development was completed in 1986. The gross floor area of the property is approximately 34 sq.ft. (3.16 sq.m.). The property is held from the Government under New Grant No. 11899 for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let for a term of 3 years from 16 May 2006 to 15 May 2009 at a monthly rent of HK$12,500 exclusive of rates and management fees..	500 (100% attributable to HIL: 500)

Note: The registered owners of the property are Isherwood Investment Limited (a wholly owned subsidiary of HIL) (19.48%), Davenport Investment Limited (65.54%) and Elphinstone Investment Limited (14.98%) holding as tenants-in-common. The beneficial owner of the subject property is Isherwood Investment Limited.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(A) Property interests held for sale in Hong Kong			
29.	Car Parking Spaces Nos. 5, 13, 14, 16, 19, 69, 95, 97, 101 to 104, 107 to 110, 180, 188, 212, 219, 254, 257 to 260, 264, 266, 269 to 271, 277 and 278 on Basement, Tai Po Garden, 1 Mui Shu Hang Road, Tai Po, New Territories Situated within Tai Po Town Lot No. 60	The property comprises 32 car parking spaces on the basement of a residential development completed in 1989. The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is licensed on monthly and hourly bases and the total licence fee receivable in February 2007 was HK$4,900.	3,200 (50% attributable to HIL: 1,600)

Note: The registered owner of the property is Mandy Investment Company Limited in which HIL holds attributable interest of 50%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
30.	All shop units on Level Three, the Remaining Parts at Level One and various Car Parking Spaces on Levels One and Two of the Podium, Shatin Centre, 2-16 Wang Pok Street, Shatin, New Territories 21196/65000th shares of and in Sha Tin Town Lot No. 16	The property comprises the shop units on Levels One and Three and a total of 545 car parking spaces on Levels One and Two of a four-storey shopping/car parking podium upon which eight 27-storey residential blocks are erected. The development was completed in about 1981. The total gross floor area of the property, excluding the parking spaces, is approximately 98,621 sq.ft. (9,1622.11 sq.m.). The property is held from the Government under New Grant No. 11171 for a term of 99 years less the last three days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the whole property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the shops with a total gross floor area of 3,348 sq.ft. are vacant, the shop units are let for various terms with the latest tenancy due to expire in March 2010 at a total monthly rent of about HK$10,000,000, exclusive of rates and management fees. The parking spaces are let to a tenant on monthly basis at a monthly rent of about HK$710,000, exclusive of rates and management fees.	2,092,000 (100% attributable to HIL: 2,092,000)

Note: The registered owner of the property is Union Fortune Development Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
31.	Shop units on Levels One to Three of the Shopping Podiums of North and South Wings, Cinema "A" and Cinema "B", the external walls of the podium and Car Parking Space Nos. 1 to 78 on Basement and Bicycle Parking Space Nos. 1 to 64 on Level One, Trend Plaza, 2 Tuen Lung Street, Tuen Mun, New Territories 223622/800000th shares of and in Tuen Mun Town Lot No. 282	The property comprises three levels of arcade shops, 2 cinemas, the external walls, 78 car parking spaces in the basement and 64 bicycle parking spaces on Level One of two shopping podiums upon which five 25 to 26-storey residential blocks are erected. The development was completed in 1988. The total gross floor area of arcade shops is approximately 195,280 sq.ft. (18,141.95 sq.m.) and the total saleable area of the two cinemas is approximately 18,552 sq.ft. (1723.52 sq.m.) The property is held from the Government under New Grant No. 2761 for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the whole property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the shops with a total area of about 30,524 sq.ft. and the two cinemas which are vacant, the shop units are let for various terms with the latest term due to expire in January 2010 at a total monthly rent of about HK$6,890,000, exclusive of rates and management fees. The parking spaces are let to a tenant at a monthly rent of HK$175,000.	1,446,000 (100% attributable to HIL: 1,446,000)

Note: The registered owners of the property are Easeluck Development Limited (34.43%), Dillinger Investment Limited (47.35%), Jekyll Investment Limited (17.48%) and Dekker Investment Limited (0.74%) in all of which HIL holds attributable interest of 100% holding as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
32.	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon Kowloon Inland Lot No. 11024	The property comprises an 18-storey office tower erected upon a six-level shopping podium located near the Mongkok Mass Transit Railway station. The building is finished with curtain wallings and is centrally air-conditioned. Basement to fourth floors provide shop units and restaurants whereas fifth to 22nd floors accommodate office units. The property was completed in 1984. The total gross floor area of the property is approximately 290,306 sq.ft. (26,970.08 sq.m.). The property is held from the Government under Conditions of Lease Extension No. 12361 for a term commencing from 9 August 1991 and expiring on 30 June 2047. The current Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	Except portions of the property with a total gross floor area of about 33,989 sq.ft. are vacant, the remainder of the property is let for various terms with the latest tenancy due to expire in April 2009 at a total monthly rent of about HK$9,960,000, exclusive of rates and management fees.	2,305,000 (33.333% attributable to HIL: 768,326)

Note: The registered owner of the property is Star Play Development Limited in which HIL holds attributable interest of 33.333%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
33.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong Section C of Inland Lot No. 1388 and the Extension thereto	The property comprises 24 residential units within a 24-storey, plus one duct floor, luxurious residential block erected upon a 4-level car parking podium providing 49 car parking spaces. A swimming pool is provided on the roof level. The property was completed in 1979. The total gross floor area of the property, excluding the parking spaces, is approximately 108,214 sq.ft. (10,053.33 sq.m.). The property is held from the Government for a term of 999 years commencing from 26 October 1896. The current Government rent payable for the property is HK$1,000 per annum.	Except portions of the property with a total gross floor area of about 9,000 sq.ft. are vacant, the property is let for various terms with the latest tenancy due to expire in May 2010 at a total monthly rent of about HK$2,186,000, exclusive of rates, management fees and air-conditioning charges.	908,000 (100% attributable to HIL: 908,000)

Note: The registered owner of the property is Quentin Investment Limited in which HIL holds attributable interests of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
34.	Shops Nos. G1, G2, G3, G4, G5, G6, G7A, G7B, G8, G9, G10, G11, G12, G17, G18A, G18B, G19, G20, G21, G22, G23, G30, G31, G32 and G33 on Ground Floor of the Commercial Development, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories Situated within Tsuen Wan Town Lot No. 301	The property comprises various shop units on the ground floor of the shopping podium upon which two 29-storey residential blocks are erected. The property was completed in 1989. The total gross floor area of the property is approximately 12,665 sq.ft. (1,176.61 sq.m.). The property is held from the Government under New Grant No. 6582 for a term commencing from 17 July 1986 and expiring on 30 June 2047. The current Government rent payable for the whole property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let for various terms with the latest tenancy due to expire in December 2009 at a total monthly rent of about HK$1,430,000, exclusive of rates and management fees.	364,000 (100% attributable to HIL: 364,000)

Note: The registered owners of the whole of the Commercial Development (i.e. shops on ground, 1st, 2nd and 3rd floors) are Easefine Development Limited (in which HIL holds attributable interests of 100%) and Millap Limited holding it as tenants-in-common with each of them holding 26% and 74% shares respectively. The benefical owner of the subject property is Easefine Development Limited.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
35.	Block C and all Car Parking Spaces on Second Floor, Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories Situated within Tuen Mun Town Lot No. 114	The property comprises one of the three 17-storey blocks erected upon a three-storey podium of an industrial development together with 102 private, 57 lorry and 5 container parking spaces on second floor of the podium. The property was completed in 1988. The total gross floor area of the industrial units is approximately 292,264 sq.ft. (27,151.99 sq.m.). The property is held from the Government under New Grant No. 2232 for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the whole property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the property (other than the car parking spaces) with a total gross floor area of about 35,148 sq.ft. which are vacant or occupied by the Sale Group, the remaining portion of the property is let for various terms with the latest tenancy due to expire in November 2009 at a total monthly rent of approximately HK$513,000, exclusive of rates and management fees. The parking spaces were licensed either on monthly or hourly basis and the total income receivable is approximately HK$140,000 per month.	128,400 (100% attributable to HIL: 128,400)

Note: The registered owner of the property is Bour Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
36.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories Situated within Lot No. 5317 in Demarcation District No. 51	The property comprises all shop units, a kindergarten and a wet market in Phase I, all shop units and cinemas in Phase II, and 276 private and 26 lorry parking spaces on ground and first floors of the commercial podium upon which eleven 25-storey residential blocks are erected. Phase I was completed in 1990 and Phase II was completed in 1991. The total gross floor area of the property, excluding the parking spaces, is approximately 151,513 sq.ft. (14,075.90 sq.m.). The property is held from the Government under New Grant No. 12277 for a term commencing from 10 August 1987 and expiring on 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the property with a total gross floor area of about 10,737 sq.ft. are vacant, the remaining of the property the property (other than the car parking spaces) is let for various terms with the latest tenancy due to expire in October 2009 at a total monthly rent of approximately HK$2,770,000, exclusive of rates and management fees. The parking spaces are licensed either on monthly or hourly basis and the total income receivable in February 2007 was about HK$320,000.	747,000 (23.04% attributable to HIL: 172,109)

Notes:

(1) The registered owners of the property are Golden Dragon Development Company, Limited (in which HIL holds attributable interest of 100%) (23.04%), Millap Limited (54.52%) and Egeria Investment Limited (22.44%) holding as tenants-in-common.

(2) The cinema has been converted into partitioned shop units and the wet market have been converted into a nursery.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
37.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories 850/107000th shares of and in Tsuen Wan Town Lot No. 301	The property comprises 85 car parking spaces in the basement of the shopping podium upon which two 29-storey residential blocks are erected. The property was completed in 1989. The property is held from the Government under New Grant No. 6582 for a term commencing from 17 July 1986 and expiring on 30 June 2047. The current Government rent payable for the whole property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is licensed either on an hourly or a monthly basis and the total income receivable in February, 2007 was approximately HK$249,000.	25,000 (26% attributable to HIL: 6,500)

Note: The registered owners of the property are Easefine Development Limited (in which HIL holds attributable interest of 100%) (26%) and Millap Limited (74%) holding as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
38.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories Situated within Tai Po Town Lot No. 7	The property comprises 21 lorry parking spaces, 96 private car parking spaces and 161 bicycle storage spaces on level 1 and basement floor of a 3-storey shopping/car parking/garden podium upon which four 22-storey residential blocks are erected. The development was completed in 1986. The property is held from the Government under New Grant No. 11899 for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is licensed either on monthly or hourly basis and the total income receivable in February, 2007 was approximately HK$111,000.	23,000 (19.48% attributable to HIL: 4,480)

Note: The registered owners of the property are Isherwood Investment Limited (in which HIL holds attributable interests of 100%) (19.48%), Davenport Investment Limited (65.54%) and Elphinstone Investment Limited (14.98%) holding as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
39.	Kowloon Building, 555 Nathan Road, Yaumatei, Kowloon Kowloon Inland Lot No. 10742	The property comprises a 23-storey commercial building completed in 1988. Ground to 3rd floors are designated for retailing uses whilst the remaining upper floors accommodate office units. The total gross floor area of the property is approximately 113,384 sq.ft. (10,533.63 sq.m.). The property is held from the Government under Conditions of Sale No. 11782 for a term of 75 years renewable for 75 years commencing from 4 February 1985. The current Government rent payable for the lot is HK$1,000 per annum.	Except for portions of the property with a total gross floor area of approximately 27,912 sq.ft. which are vacant, the property is let for various terms with the latest tenancy due to expire in January 2010 at a total monthly rent of about HK$1,634,000, exclusive of rates and management fees.	689,000 (100% attributable to HIL: 689,000)

Note: The registered owner of the property is Century Nice Development Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
40.	Newton Hotel Kowloon, 58-66 Boundary Street, Mongkok, Kowloon Kowloon Inland Lot Nos. 7658, 7668, 7669, 7678 and 7685	The property comprises a 12-storey plus 2 basement floors hotel completed in 1992. Basement 2 is used as administration office and ancillary use; Basement 1 is a restaurant; ground floor is a reception; first floor is a coffee shop and second to 12th floors accommodate 168 rooms. The total gross floor area from ground to 12th floors of the property is approximately 47,323 sq.ft. (4,396.41 sq.m.) and the total net floor areas of Basements 1 and 2 is approximately 8,419 sq.ft. (782.14 sq.m.). The property is held from the Government under five Government Leases for terms of 75 years renewable for further terms of 75 years commencing from 21 December 1948. The current aggregate Government rent payable for the lots is HK$342 per annum.	The property was operated by the Sale Group as a hotel.	250,000 (100% attributable to HIL: 250,000)

Note: The registered owner of the property is Hung Shun Investment Company Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
41.	Newton Hotel Hong Kong, 200-218 Electric Road, North Point, Hong Kong Inland Lot No. 7430	The property comprises a 22-storey plus 2 basement floors hotel completed in 1992. Basement 2 is used as administrative office; Basement 1 is a restaurant; Ground floor accommodates reception and shops; First floor is a restaurant and Third to 21st floors accommodate 362 rooms. The total gross floor area from ground to 21st floors is 116,734 sq.ft. (10,844.85 sq.m.) and the net floor area of B1 to B2 is approximately 9,654 sq.ft. (896.88 sq.m.). The property is held from the Government under Conditions of Exchange No. 6014 for a term of 75 years renewed for a further term of 75 years commencing from 15 October 1900. The current Government rent payable for the lot is HK$378,900 per annum.	The property was operated by the Sale Group as a hotel.	600,000 (100% attributable to HIL: 600,000)

Note: The registered owner of the property is Vansittart Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
42.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 and 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong 8916/72900th shares of and in The Remaining Portion of Sub-Section 1 of Section C, The Remaining Portion of Section C and The Remaining Portion of Inland Lot No. 27, The Remaining Portions of Inland Lot Nos. 4633 to 4635	The property comprises all the shop units on the ground and lower-ground floors of a 2-storey commercial podium upon which a 33-storey residential block is erected. The development was completed in 1996. The total gross floor area of the property is approximately 13,707 sq.ft. (1,273.41 sq.m.). The property is held from the Government under four Government Leases for respective terms of 999 years commencing from 24 June 1876 (I.L. 27) and 5 January 1885 (I.L. 4633, 4634 and 4635). The current aggregate Government rent payable for the four whole lots is HK$16 per annum.	The property is let for various terms with the latest tenancy due to expire in December 2009 at a total monthly rent of about HK$944,000, exclusive of rates and management fees.	168,000 (35.42% attributable to HIL: 59,506)

Note: The registered owners of the property are Gesund Investment Company Limited (in which HIL holds attributable interest of 100%) (35.42%) and Uhray Investment Limited (64.58%) holding the property as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
43.	The whole of Well Tech Centre (except 16th to 19th Floors), 9 Pat Tat Street, San Po Kong, Kowloon Situated within New Kowloon Inland Lot No. 4489	The property comprises the whole (except the 16th to 19th floors) of a 30-storey industrial/office building completed in 1997. The property has a total gross floor area of approximately 146,461 sq.ft. (13,606.56 sq.m.) excluding the area of the parking spaces. The property also has 32 private car parking spaces and 8 lorry parking spaces. The property is held from the Government under a Government Lease for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the property with a total gross floor area of approximately 38,013 sq.ft. are vacant, the remainder of the property is let for various terms at a total monthly rent of about HK$750,000, exclusive of rates and management fees. The parking spaces are let on hourly and monthly bases. The total rental/licence fee receivable is approximately HK$140,000 per month.	286,700 (100% attributable to HIL: 286,700)

Note: The registered owner of the property is Faith Limited in which HIL holds attributable interests of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
44.	The whole of Big Star Centre (except 3rd Floor), 8 Wang Kwong Road, Kowloon Bay, Kowloon Situated within New Kowloon Inland Lot No. 5866	The property comprises the whole (except the 3rd Floor) of a 10-storey (including basement) industrial building completed in 1988. 11 private car parking spaces and 9 lorry parking spaces are provided on basement floor. The total gross floor area of the property is approximately 153,594 sq.ft. (14,269.23 sq.m.), excluding the parking areas. The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let for various terms with the latest tenancy due expire in April 2009 at a total monthly rent of about HK$578,000, exclusive of rates and management fees. The parking spaces are let/licensed on monthly and hourly bases. The total licence fee/rental in February 2007 was about HK$27,000.	166,700 (100% attributable to HIL: 166,700)

Note: The registered owner of the property is Fordwise Development Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
45.	18th and 19th Floors, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon Situated within New Kowloon Inland Lot No. 4489	The property comprises the whole of 18th and 19th Floors of a 30-storey industrial/office building completed in 1997. The property has a total gross floor area of approximately 12,532 sq.ft. (1,164.25 sq.m.). The property is held from the Government under a Government Lease for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let at various terms with the latest expiry in August 2008 at a total monthly rent of about HK$73,000, exclusive of rates and management fees.	24,300 (100% attributable to HIL: 24,300)

Note: The registered owner of the property is Mingsway Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(B) Property interests held for investment in Hong Kong			
46.	Workshop on 3rd Floor, Big Star Centre, 8 Wang Kwong Road, Kowloon Bay, Kowloon Situated within New Kowloon Inland Lot No. 5866	The property comprises the whole of the 3rd floor of a 10-storey (including basement) industrial building completed in 1988. The total gross floor area of the property is approximately 21,853 sq.ft. (2,030.19 sq.m.). The property is held from the Government for a term of 99 years commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let on various terms with the latest expiry in January 2009 at a total monthly rent of approximately HK$78,000, exclusive of rates and management fees.	22,100 (100% attributable to HIL: 22,100)

Note: The registered owner of the property is Victory City Enterprises Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(C) Property interests held for owner occupation in Hong Kong			
47.	Units 1, 2, 3, 4 and 5 on 16th and the whole of 17th Floor, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon Situated within New Kowloon Inland Lot No. 4489	The property comprises the whole of 16th and 17th floors of a 30-storey industrial/office building completed in 1997. The property has a total gross floor area of approximately 12,812 sq.ft. (1,190.26 sq.m.). The property is held from the Government under a Government Lease for a term of 99 years less the last 3 days commencing from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The whole of 16th floor is occupied by a associated company of HIL and the whole of 17th floor is vacant.	23,400 (100% attributable to HIL: 23,400)

Note: The registered owner of the property is Mingsway Limited in which HIL holds attributable interests of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(D) Miscellaneous property interests held in Hong Kong			
48.	Car Parking Space No. 23 and Area A and Area B on Ground Floor, Hamford Court, 335 Prince Edward Road West, Kowloon City, Kowloon 13/3400th parts or shares of and in Kowloon Inland Lot No. 4191	The property comprises a car parking space and a portion of space on the ground floor of a 13-storey residential building completed in 1982. The property is held from the Government for a term of 75 years from 19 April, 1938 renewable for a further term of 75 years. The current Government rent payable for the lot is HK$92 per annum.	The property is occupied by the management office of the subject building.	250 (100% attributable to HIL: 250)

Note: The registered owner of the property is Alpenhon Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(D) Miscellaneous property interests held in Hong Kong			
49.	Flat Roofs 1 and 2 on 3rd Floor, Tak Sun Building, 442-448 Ma Tau Wai Road, Kowloon City, Kowloon 2/3650 shares of and in Kowloon Inland Lot Nos. 7384, 6368, 6415 and 6307	The property comprises the roof spaces on the 3rd floor of an 11-storey composite building completed in 1983. The total gross floor area of the property is approximately 735 sq.ft. (68.28 sq.m.). The property is held from the Government for terms of 75 years renewable for a further term of 75 years. The commencement date for the respective terms of Kowloon Inland Lot Nos. 7384 and 6368 is 25 February, 1953 and that for the respective terms of Kowloon Inland Lot Nos. 6415 and 6307 is 27 August, 1951. The aggregate current Government rent payable for the lots is HK$156 per annum	The property is vacant.	150 (100% attributable to HIL: 150)

Note: The registered owner of the property is Oven Supreme Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I The Sale Companies and their subsidiaries			
	(D) Miscellaneous property interests held in Hong Kong			
50.	Portion of Ground Floor presently occupied by staircase of the building, Ming Fai Building, 20-36 Wharf Road, North Point, Hong Kong 1/9600th share of and in the Remaining Portions of Inland Lot Nos. 7444 to 7452	The property comprises portion of the ground floor of the commercial podium with 2 blocks of 25-storey residential buildings erected above it. The property was completed in 1983. The property is held from the government for a term of 75 years from 5 September 1921 renewed for a further term of 75 years. The current aggregate government rent payable for the lots is HK$478,116 per annum.	The property is served for common passage.	No commercial value

Note: The registered owner of the property is Manswin Investment Limited in which HIL holds attributable interest of 100%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Capital value in existing state as at 28 February 2007 *HK$('000)*

Group I The Sale Companies and their subsidiaries

(E) Property interests leased to the Sale Companies and their subsidiaries in Hong Kong

51.	6 property interests leased to the Sale Companies and their subsidiaries in Hong Kong	The property comprises a total of 6 leased properties in Hong Kong.	No commercial value

Details are summarized as follows:

Use	Approximate Floor Area *(sq.ft.)*	No. of properties
Industrial	36,240	3
Warehouse	3,795	1
Shop	805	2
	40,840	6

The property is currently leased to the Sale Companies and their subsidiaries by various tenancies with the latest tenancy due to expire on 2 October 2009 at a total monthly rent of about HK$183,700, exclusive of rates, management fee, promotional fees and air-conditioning charges.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group I **The Sale Companies and their subsidiaries**			
	(F) Property interest held for owner occupation in the PRC			
52.	Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province	The property comprises a residential unit on the 13th floor of a high-rise residential building completed in 1990's. The property has a gross floor area of approximately 113.55 sq.m. (1,222 sq.ft.). The land use rights of the property has been granted for a term of 70 years from 18 October 1991 for residential use.	As advised, the property is occupied as staff quarter.	550 (100% attributable to HIL: 550)

Notes:

(1) According to Realty Title Certificate No. 0271896 issued by Guangzhou Land Administrative Bureau on 2 July 1996, the land use rights and the building ownership of the property have been granted to Citistore (China) Limited, a wholly owned subsidiary of Max-mercan Investment Limited, in which HIL holds attributable interest of 100%, for a term of 70 years for residential use from 18 October 1991.

(2) According to Housing Pre-sale Contract No. 30073, the property was purchased by Citistore (China) Limited at a consideration of HK$967,000.

(3) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Realty Title Certificate No. 0271896 issued by Guangzhou Land Administrative Bureau on 2 July 1996, the land use rights and building ownership of the property, comprising gross floor area of 113.55 sq.m. have been granted to Citistore (China) Limited for a term of 70 years from 18 October 1991;

(ii) Citistore (China) Limited is entitled to use, transfer, lease or mortgage the property with the residual term of the land use rights at no extra land premium payable to the government;

(iii) With regard to the property, there is no finding of any mortgages, sales, leases, liens, or any other third party interests. The property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(4) The status of title and grant of major approval and licenses in accordance with the information provided by HIL are as follows:

Realty Title Certificates	Yes
Housing Pre-sale Contract	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(A) Property interests held for investment in Hong Kong			
53.	Hotel Miramar, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon Sections A and C of Kowloon Inland Lot No. 6022	The property comprises a 16-storey plus 3 basements hotel erected on a site with a registered area of approximately 36,566.5 sq.ft. (3,397.11 sq.m.). The property was completed in the 1970's. The hotel provides totally 525 guest rooms together with a shopping mall, fitness centre, coffee shop, bar, function rooms and restaurants. The gross floor area of the property is approximately 146,136 sq.ft. (13,576.37 sq.m.) for the shopping arcade spaces and 378,051 sq.ft. (35,121.79 sq.m.) for the hotel spaces. The property is held from the Government under Conditions of Renewal No. 4371 for a term of 150 years from 24 June 1889. The current Government rent payable for the property is HK$840 per annum.	The hotel portion of the property is operated by Miramar Hotel Group as a hotel whilst about 9,364 sq.ft. of the shopping mall is vacant and the remaining portion is subject to various tenancies mostly for terms of two or three years with the latest one expiring in February 2011 at a total rent of approximately HK$4,380,000 per month, exclusive of rates.	2,738,000 (44.21% attributable to HIL: 1,210,470)

Note: The registered owner of the property is Contender Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II	**Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")**		
		(A) Property interests held for investment in Hong Kong		
54.	Miramar Tower and Miramar Shopping Centre (including Knutsford Step), 132 Nathan Road and 1 Kimberley Road, Tsim Sha Tsui, Kowloon Kowloon Inland Lot No. 6454	The property comprises a site having a registered site area of approximately 85,960 sq.ft. (7,985.90) sq.m. on which an 18-storey office building over a 7-storey commercial podium and 3 basements is erected. The development was completed in phases between early 1990's and 1998. The gross floor area of the property is approximately 376,563 sq.ft. (34,983.56 sq.m.) for the shopping arcade portion and 696,073 sq.ft. (64,666.77 sq.m.) for the office portion. In addition, the second and third basements and the 3rd floor of the property accommodate a total of 303 private car parking spaces and 25 double car parking spaces. The property is held under a Government lease for a term of 150 years from 24 June 1889. The current Government rent payable for the property is HK$9,866 per annum.	With the exception of approximately 158,852 sq.ft. gross floor area of the property which is vacant or occupied by the Miramar Hotel Group, the property is let to various tenants with the latest tenancy expiring in February 2010 at a total monthly rent of approximately HK$24,000,000, exclusive of rates and management fees. In addition, the gross income for the car parks in February 2007 was approximately HK$1,514,310 per month.	7,037,000 (44.21% attributable to HIL: 3,111,058)

Note: The registered owner of the property is Shahdan Limited in which HIL holds attributable interest of 44.21% respectively.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(A) Property interests held for investment in Hong Kong			
55.	First Floor, Champagne Court, 16 Kimberley Road, Tsim Sha Tsui, Kowloon 8/80th shares of and in the Remaining Portion of Section B of Kowloon Inland Lot No. 6022	The property comprises the first floor of a 10-storey plus a basement composite building completed in about 1957. The gross floor area of the property is approximately 9,300 sq.ft. (863.99 sq.m.). The property is held from the Government under Conditions of Renewal No. 4371 for a term of 150 years from 24 June 1889. The current Government rent payable for the property is HK$32 per annum.	The property is subject to a tenancy for a term of three years from 11 November 2005 to 10 November 2008 at a monthly rent of HK$180,000, exclusive of management fees and rates.	27,700 (44.21% attributable to HIL: 12,246)

Notes:

(1) The registered owner of the property is Warsaw Investments Limited in which HIL holds attributable interest of 44.21%.

(2) The property is subject to a Superseding Order No. CMS/TF/105936/02/K dated 6 December 2004 issued by the Building Authority under Section 24(1) of the Buildings Ordinance. The Building Authority ordered the owner of the property to demolish and reinstate certain unauthorized building works attached to the external wall and on the canopy of the property. In the course of our valuation, we have not taken into account any reinstatement cost for the compliance of the said Order.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(A) Property interests held for investment in Hong Kong			
56.	Shops 10, 11 and 12 on Ground Floor, Kam Tong Building, 12-14 and 18-34 Mok Cheong Street, 68 and 70 Pak Tai Street, To Kwa Wan, Kowloon 6/289th shares of and in Section A of Kowloon Inland Lot No. 1404	The property comprises three adjoining shop units on the ground floor of a 12-storey composite building completed in about 1967. The saleable area of the property is approximately 2,536 sq.ft. (235.60 sq.m.). The property is held from the Government under a Government lease for a term of 75 years from 31 January 1921 renewed for a further term of 75 years. The current Government rent payable for the property is HK$29,880 per annum.	The property is subject to two tenancies each for a term of two years expiring in May 2008 at a total monthly rent of HK$64,000, exclusive of rates and management fees.	13,000 (41.7519% attributable to HIL: 5,428)

Note: The registered owner of the property is Gourmet Enterprises Limited in which HIL holds attributable interest of 41.7519%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II	**Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")**		
		(A) Property interests held for investment in Hong Kong		
57.	Ground Floor, Fuk Wo Industrial Building, 5 Sheung Hei Street, San Po Kong, Kowloon 1/13th share of and in New Kowloon Inland Lot No. 4728	The property comprises the ground floor of a 13-storey industrial building completed in about 1967. The saleable area of the property is approximately 3,667 sq.ft. (340.67 sq.m.) plus yard of approximately 114 sq.ft. (10.59 sq.m.). The property is held from the Government under a Government lease for a term of 99 years less the last three days from 1 July 1898 and had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is subject to a tenancy for a term of two years from 1 August 2006 to 31 July 2008 at a monthly rent of HK$35,000, exclusive of rates and management fees.	5,700 (44.21% attributable to HIL: 2,520)

Note: The registered owner of the property is Prosperwell Properties Limited and in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(A) Property interests held for investment in Hong Kong			
58.	The Whole Flats on 1st and 2nd Floors, the Roof and the Exterior Wall of 5th to 20th Floors (inclusive), Winner House, 310 King's Road, North Point, Hong Kong 26/200th shares of and in the Remaining Portion of Section J of Inland Lot No. 2366 and the Extension thereto	The property comprises the whole of 1st and 2nd floors together with the roof and exterior wall (from 5th to 20th floors) of a 22-storey composite building completed in about 1966. The saleable area of the property is approximately 14,059 sq.ft. (1,306.11 sq.m.) plus a roof area about 5,000 sq.ft. (464.51 sq.m.). The property is held from the Government under Conditions of Sale No. 1143 for a term of 75 years from 13 February 1922 renewed for a further term of 75 years. The current Government rent payable for the property is HK$80,640 per annum.	The whole of the 1st floor, the roof and the external wall are vacant, the whole of the 2nd floor is let for a term of three years from 1 November 2004 to 31 October 2007 at a monthly rent of HK$126,787, exclusive of rates and management fees.	43,000 (44.21% attributable to HIL: 19,010)

Note: The registered owners of the property are How Good Investments Limited and Odyssey Holiday Limited both of which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 HK$('000)
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(A) Property interests held for investment in Hong Kong			
59.	Basement, South China Building, 1 Wyndham Street, Central, Hong Kong 25/300th shares of and in Sections K and L of Inland Lot No. 80	The property comprises the basement of a 23-storey commercial building completed in about 1973. The saleable area of the property is approximately 5,259 sq.ft. (488.57 sq.m.). The property is held from the Government under a Government lease for a term of 999 years from 26 June 1843. The total current Government rent payable for the subject sections of the lot is HK$107.47 per annum.	The property is subject to a tenancy for a term of three years from 1 January 2005 to 31 December 2007 at a rent of HK$320,000 per month, exclusive of rates and management fees.	60,000 (44.21% attributable to HIL: 26,526)

Note: The registered owner of the property is Globe Century Development Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(A) Property interests held for investment in Hong Kong			
60.	No. 6 Knutsford Terrace, Tsim Sha Tsui, Kowloon Kowloon Inland Lot No. 7415	The property comprises a 23-storey (including a mechanical floor on 2nd floor) commercial building erected on a site with a registered site area of approximately 3,700 sq.ft. (343.74 sq.m.). The property was completed in 1999. The total gross floor area of the property is approximately 39,844 sq.ft. (3,701.60 sq.m.). The property is held from the Government under Conditions of Regrant No. 6042 for a term of 150 years from 25 December 1888. The current Government rent payable for the property is HK$424 per annum.	About 5,123 sq.ft. (475.94 sq.m.) gross floor area of the property is vacant and the remainder of the property is subject to various tenancies with the latest one expiring in January 2009 at a total rent of approximately HK$547,000 per month, exclusive of rates and management fees.	148,000 (44.21% attributable to HIL: 65,431)

Note: The registered owner of the property is Miramar Hotel and Investment Company, Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(B) Property interests held for owner occupation in Hong Kong			
61.	Car Parking Spaces 1, 2, 5, 6, 7, 8, 9, 11, 13, 14, 15, 23, 24 and 26, Chi Lan Yuen, 173 Argyle Street, Mong Kok, Kowloon 14/930th shares of and in Kowloon Inland Lot No. 4194	The property comprises 14 car parking spaces on the ground floor of a 6-storey residential building completed in 1966. The property is held under a Government Lease for a term of 75 years from 30 October 1939 renewable for a further term of 75 years. The current Government rent payable for the lot is HK$142 per annum.	The property is vacant.	2,800 (44.21% attributable to HIL: 1,238)

Note: The registered owner of the property is Miramar Hotel and Investment Company, Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II	**Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")**		
		(B) Property interests held for owner occupation in Hong Kong		
62.	3rd Floor, 47 and 49 Sa Po Road, Kowloon City, Kowloon 2/6th shares of and in The Remaining Portion of Sections B and C of New Kowloon Inland Lot No. 498	The property comprises two domestic units on the 3rd floor of a 6-storey plus cockloft composite building completed in about 1962. The total saleable area of the property is approximately 1,309 sq.ft. (121.61 sq.m.). The property is held under a Government lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years which had been statutorily extended until 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value of the property for the time being of the lot per annum.	The property is vacant.	2,400 (44.21% attributable to HIL: 1,061)

Note: The registered owner of the property is Miramar Hotel and Investment Company, Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(B) Property interests held for owner occupation in Hong Kong			
63.	Factory Unit Nos. 2101 to 2108 on 21st Floor and Vehicle Parking Spaces 20 and 102 on First Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories 8/414th and 20/45954th shares of and in Tsuen Wan Town Lot No. 24	The property comprises 8 workshop units on the 21st floor and two car parking spaces on the 1st floor of a 26-storey industrial building completed in about 1981. The total gross floor area of the property is approximately 22,669 sq.ft. (2,106 sq.m.), excluding the car parking spaces. The property is held under New Grant No. 4399 for a term of 99 years from 1 July 1898 which had been statutorily extended until 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value of the property for the time being of the lot per annum.	The factory units are occupied by Miramar Hotel Group as a warehouse. The vehicle parking spaces are let on monthly basis at a total rent of HK$4,000 per month inclusive of rates and management fees.	9,800 (44.21% attributable to HIL: 4,333)

Note: The registered owner of the property is Korngold Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(B) Property interests held for owner occupation in Hong Kong			
64.	Portion A3 on 13th Floor, United Mansion, 37E-37H and 37J-37K Jordan Road and 95-103 Shanghai Street, Yau Ma Tei, Kowloon 1/110th share of and in Section E of Kowloon Inland Lot No. 6727	The property comprises a residential unit on the 13th floor of a 15-storey plus mezzanine floor composite building completed in about 1961. The saleable area of the property is approximately 1,075 sq.ft. (99.87 sq.m.). The property is held under Conditions of Regrant No. 5518 for a term of 150 years from 27 July 1887. The current annual instalment of premium payable for the property is HK$110 and the current Government rent payable for the property is HK$8 per annum.	The property is vacant.	1,800 (44.21% attributable to HIL: 796)

Note: The registered owner of the property is The Pinesprop Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(B) Property interests held for owner occupation in Hong Kong			
65.	Apartment A on 1st Level of Beach Chalet No. 5 of The Sea Ranch, Lantau Island, New Territories 4/608th shares of and in Lot No. 178 in Demarcation District No. 337 and the Extension thereto	The property comprises an apartment unit on the 1st level of a 4-storey apartment building completed in 1979. The property has a saleable area of approximately 1,240 sq.ft. (115.20 sq.m.) and a terrace of approximately 176 sq.ft. (16.35 sq.m.). The property is held under New Grant No. 5952 and New Grant No. 6503 for a term of 99 years from 1 July 1898 which had been statutorily extended until 30 June 2047. The current Government rent payable for the lot is an amount of 3% equal to the rateable value of the property for the time being of the lot per annum.	The property is occupied by Miramar Hotel Group as a vacation house.	1,000 (44.21% attributable to HIL: 442)

Note: The registered owner of the property is The Pinesprop Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(B) Property interests held for owner occupation in Hong Kong			
66.	Commercial Units or Portion on Ground Floor, Bedford Gardens, 151-173 Tin Hau Temple Road, North Point, Hong Kong 250/18940th shares of and in Inland Lot No. 8430 and the Extension thereto	The property comprises a commercial unit on the ground floor of a 19-storey composite building in a private residential estate completed in about 1981. The saleable area of the property is approximately 13,450 sq.ft. (1,249.54 sq.m.). The property is held under Conditions of Exchange No. UB11247 for a term of 75 years from 20 September 1937 renewable for a further term of 75 years. The current Government rent payable for the subject lot is HK$1,900 per annum.	The property is occupied by Miramar Hotel Group for storage use.	10,000 (44.21% attributable to HIL: 4,421)

Note: The registered owner of the property is Wide Trade Investments Limited in which HIL holds attributable interest of 44.21%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Capital value in existing state as at 28 February 2007 *HK$('000)*

Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")

(C) Property interests leased to Miramar Hotel Group in Hong Kong

67.	9 property interests leased to Miramar Hotel Group in Hong Kong	The property comprises a total of 9 leased properties in Hong Kong. Details are summarized as follows:	No commercial value

Use	Approximate Floor Area *(sq.ft.)*	No. of properties
Offices	3,205	4
Shops	13,129	5
	16,334	9

The property is currently leased to Miramar Hotel Group by various tenancies with the latest tenancy due to expire on 31 May 2009 at a total monthly rent of about HK$652,000, exclusive of rates, management fee, promotional fees and air-conditioning charges.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
68.	Level 1, portion of Zones A & B on Level 2 and Basement 1 of podium, Shang-Mira Garden, Lot No. 1770, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected over a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises Level 1, portion of Levels 2 and Basement 1 of the commercial podium of Shang-Mira Garden completed in 1996. The respective uses and approximate gross floor area of the property are summarized as follows: Level / Uses / Approximate Gross Floor Area sq.m. / sq.ft. 2 (portion of Zones A & B) / Office / 714.67 / 7,693 1 / Commercial / 5,855.27 / 63,026 B1 / Commercial / 8,139.07 / 87,609 Total: / 14,709.01 / 158,328 The land use term of the development has been granted for a term from 1 March 1993 to 28 February 2063 for residential use.	All portion of Level 1 and Basement 1 with a total area of approximately 150,635 sq.ft. (13,994.34 sq.m.) are subject to various tenancies with the latest one expiring in March 2012. The office units on Level 2 with a total gross floor area of approximately 7,693 sq.ft. (714.67 sq.m.) are occupied as conference room.	248,870 (22.7063% attributable to HIL: 56,509)

Notes:

(1) According to Realty Title Certificate Nos. (1998) 003609, 003610 and 003611 all issued by Shanghai Building and Land Administrative Bureau on 26 August 1998, Shanghai Shang Mei Property Co., Ltd. (上海上美置業有限公司), in which HIL holds attributable interest of 22.7063% has obtained the land use rights, comprising a total apportioned site area of 7,831.94 sq.m. and the building ownership of Shang-Mira Garden, comprising a gross floor area of 29,150.29 sq.m. (including 4,282.22 sq.m. basement shopping arcade) for a land use term from 1 March 1993 to 28 February 2063 for residential use.

(2) According to the Joint Venture Contract dated 16 December 1987 and subsequent Amendments to the Joint Venture Contract Nos. (4) and (5), Shanghai Shang Mei Property Co., Ltd. is established as a joint venture company, the salient conditions are as follows:

(i)	Name of joint-venture company	:	Shanghai Shang Mei Property Co., Ltd. (上海上英置業有限公司)
(ii)	Registered capital	:	US$13,000,000 (a) Shanghai Shenxiang Co., Ltd. (Party A) US$4,085,900 (31.43%) (b) Shanghai Hotel Investment Corporation S.A. (Party B) US$5,571,800 (42.86%) (c) Finestyle Enterprises Limited (Party C) US$3,342,300 (25.71%)
(iii)	Total investment amount	:	US$45,000,000

(3) According to Business Licence No. 000157 issued by Shanghai Industrial and Commercial Management and Administrative Bureau dated 5 October 2001, Shanghai Shang Mei Property Co., Ltd. is established with a registered capital of US$13,000,000 with a valid operation period from 1 April 1987 to 31 March 2057.

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) Shanghai Shang Mei Property Co., Ltd. is a valid sino-foreign equity joint venture enterprise established on 1 April 1987 with an operation period from 1 April 1987 to 31 March 2057. The Equity Joint Venture Contract and the Articles of Association of Shanghai Shang Mei Property Co., Ltd. are legally binding. Shanghai Shang Mei Property Co., Ltd. is entitled to operate the scope of business detailed in its business licence;

(ii) According to Realty Title Certificate Nos. (1998) 003609, 003610 and 003611 all issued by Shanghai Building and Land Administrative Bureau on 26 August 1998, Shanghai Shang Mei Property Co., Ltd. has obtained the land use rights, comprising a total apportioned site area of 7,831.94 sq.m. and the building ownership of Shang-Mira Garden, comprising a gross floor area of 29,150.29 sq.m. (including 4,282.22 sq.m. basement shopping arcade) (excluding the sold and transferred portion) for a land use term from 1 March 1993 to 28 February 2063;

(iii) Shanghai Shang Mei Property Co., Ltd. is entitled to use, transfer, lease and mortgage Shang-Mira Garden (excluding the sold and transferred portion) with the residual term of its land use rights at no extra land premium payable to the government;

(iv) According to the confirmation of Shanghai Shang Mei Property Co., Ltd., except Units B210 and all portion of retail units are subject to lease, Shang-Mira Garden (excluding the sold and transferred portion) is not subject to any mortgage, sales, lease or any other third party interests; and

(v) According to the confirmation of Shanghai Shang Mei Property Co., Ltd., Shang-Mira Garden (excluding the sold and transferred portion) is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificates	Yes
Business License	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II	**Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")**		
		(D) Property interests held for investment in the PRC		
69.	21 residential units on Levels 4 to 6 of Maple Court (Block B) and Car Park Nos. 118 to 125, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected upon a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises 21 residential units, with a total gross floor area of approximately 27,369 sq.ft. (2,542.62 sq.m.) of Maple Court and 8 car parks in the car park basement of Shang-Mira Garden completed in 1996. The land use term of the development has been granted for a term from 23 November 2001 to 28 February 2063 for residential use.	13 units with a total gross floor area of approximately 16,648 sq.ft. (15,46.64 sq.m.) are subject to various fully furnished lettings with the latest one expiring in July 2008.	36,500 (44.21% attributable to HIL: 16,137)

Notes:

(1) The property comprises the following units with respective gross floor areas (in sq.m.):

Level	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
4	126.76	111.53	111.53	130.88	126.76	111.53	111.53	126.76
5	130.88	111.53	111.53	130.88	130.88	111.53	111.53	130.88
6	130.88	111.53	N/A	130.88	130.88	111.53	N/A	N/A

and Basement Car Park Nos. 118 to 125.

According to various Sale and Purchase Contracts, the said property interest has been transferred from Shanghai Shang Mei Property Co., Ltd. (the developer of Shang-Mira Garden) to East Dragon Resources Limited (東龍資源有限公司), in which HIL holds attributable interest of 44.21%.

(2) According to 21 Realty Title Certificates all issued by Shanghai Building and Land Administrative Bureau on 29 December 2001, East Dragon Resources Limited has obtained the land use rights, comprising a total apportioned site area of 678.18 sq.m. and 47.36 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 2,542.62 sq.m. and 255.28 sq.m. for the residential and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063 for residential use. The details are summarized as follows:

Unit No./ Car Park No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Gross Floor Area of Car Park Portion *(sq.m.)*	Apportioned Site Area of Residential Portion *(sq.m.)*	Apportioned Site Area of Car Park Portion *(sq.m.)*
4A/118	(2001) 010592	126.76	31.91	33.80	5.92
4B/119	(2001) 010612	111.53	31.91	29.75	5.92
4C/120	(2001) 010611	111.53	31.91	29.75	5.92
4D/121	(2001) 010610	130.88	31.91	34.91	5.92
4E/122	(2001) 010609	126.76	31.91	33.80	5.92
4F/123	(2001) 010608	111.53	31.91	29.75	5.92
4G/124	(2001) 010607	111.53	31.91	29.75	5.92
4H/125	(2001) 010606	126.76	31.91	33.80	5.92
5A	(2001) 010605	130.88	—	34.91	—
5B	(2001) 010604	111.53	—	29.75	—
5C	(2001) 010603	111.53	—	29.75	—
5D	(2001) 010602	130.88	—	34.91	—
5E	(2001) 010601	130.88	—	34.91	—
5F	(2001) 010600	111.53	—	29.75	—
5G	(2001) 010599	111.53	—	29.75	—
5H	(2001) 010598	130.88	—	34.91	—
6A	(2001) 010597	130.88	—	34.91	—
6B	(2001) 010596	111.53	—	29.75	—
6D	(2001) 010595	130.88	—	34.91	—
6E	(2001) 010594	130.88	—	34.91	—
6F	(2001) 010593	111.53	—	29.75	—
	Total:	**2,542.62**	**255.28**	**678.18**	**47.36**

(3) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to 21 Realty Title Certificates all issued by Shanghai Building and Land Administrative Bureau on 29 December 2001, East Dragon Resources Limited has obtained the land use rights, comprising a total apportioned site area of 678.18 sq.m. and 47.36 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 2,542.62 sq.m. and 255.28 sq.m. for the residential and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063. The details are summarized as follows:

Unit No./ Car Park No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Gross Floor Area of Car Park Portion *(sq.m.)*	Apportioned Site Area of Residential Portion *(sq.m.)*	Apportioned Site Area of Car Park Portion *(sq.m.)*
4A/118	(2001) 010592	126.76	31.91	33.80	5.92
4B/119	(2001) 010612	111.53	31.91	29.75	5.92
4C/120	(2001) 010611	111.53	31.91	29.75	5.92
4D/121	(2001) 010610	130.88	31.91	34.91	5.92
4E/122	(2001) 010609	126.76	31.91	33.80	5.92
4F/123	(2001) 010608	111.53	31.91	29.75	5.92
4G/124	(2001) 010607	111.53	31.91	29.75	5.92
4H/125	(2001) 010606	126.76	31.91	33.80	5.92
5A	(2001) 010605	130.88	—	34.91	—
5B	(2001) 010604	111.53	—	29.75	—
5C	(2001) 010603	111.53	—	29.75	—
5D	(2001) 010602	130.88	—	34.91	—
5E	(2001) 010601	130.88	—	34.91	—
5F	(2001) 010600	111.53	—	29.75	—
5G	(2001) 010599	111.53	—	29.75	—
5H	(2001) 010598	130.88	—	34.91	—
6A	(2001) 010597	130.88	—	34.91	—
6B	(2001) 010596	111.53	—	29.75	—
6D	(2001) 010595	130.88	—	34.91	—
6E	(2001) 010594	130.88	—	34.91	—
6F	(2001) 010593	111.53	—	29.75	—
	Total:	**2,542.62**	**255.28**	**678.18**	**47.36**

(ii) East Dragon Resources Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of East Dragon Resources Limited, the property is not subject to any mortgage, sales or any other third party interest. Units 4D and 4E are not subject to lease, the remaining of the property is subject to lease; and

(iv) According to the confirmation of East Dragon Resources Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(4) In accordance with the information provided by the Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificates	Yes
Sale and Purchase Contracts	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II	**Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")**		
		(D) Property interests held for investment in the PRC		
70.	35 residential units on Levels 7 to 15 of Maple Court (Block B) and Car Park Nos. 93, 95, 96, 99-102, 105, 106, 109, 110 & 117, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected upon a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises 35 residential units, with total gross floor area of approximately 44,934 sq.ft. (4,174.45 sq.m.) of Maple Court and 12 car parks in the car park basement of Shang-Mira Garden completed in 1996. The land use term of the development is granted for a term from 25 November 1998 to 28 February 2063 for residential use.	22 units with a total gross floor area of approximately 27,661 sq.ft. (4,174.45 sq.m.) are subject to various fully furnished lettings with the latest one expiring in January 2008.	60,739 (44.21% attributable to HIL: 26,853)

Notes:

(1) The property comprises the following units with respective approximate gross floor areas (in sq.m.):

Level	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
7	N/A	111.53	111.53	130.88	130.88	111.53	N/A	N/A
8	N/A	111.53	111.53	130.88	N/A	111.53	N/A	N/A
9	130.88	111.53	111.53	130.88	130.88	111.53	N/A	N/A
10	N/A	111.53	111.53	130.88	N/A	N/A	N/A	N/A
11	130.88	111.53	111.53	N/A	130.88	111.53	N/A	N/A
12	130.88	111.53	N/A	N/A	130.88	N/A	N/A	N/A
13	130.88	111.53	N/A	N/A	130.88	111.53	N/A	130.88
14	N/A	111.53	111.53	N/A	N/A	111.53	N/A	N/A
15	N/A	N/A	N/A	N/A	N/A	111.53	N/A	N/A

and Basement Car Park Nos. 93, 95, 96, 99-102, 105, 106, 109, 110 & 117.

(2) According to 35 Realty Title Certificates all issued by Shanghai Building and Land Administrative Bureau on 18 December 1998, Grand Mira Property Management (Shanghai) Co., Ltd., in which HIL holds attributable interest of 44.21%, has obtained the land use rights, comprising a total apportioned site area of 1,113.49 sq.m. and 71.04 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 4,174.45 sq.m. for a land use term from 25 November 1998 to 28 February 2063 for residential use. The details are summarized as follows:

Unit No./ Car Park No.	Certificate No.	Gross Floor Area (sq.m.)	Apportioned Site Area of Residential Portion (sq.m.)	Apportioned Site Area of Car Park Portion (sq.m.)
11A	(1998) 005492	130.88	34.91	—
11B	(1998) 005493	111.53	29.75	—
11C	(1998) 005494	111.53	29.75	—
11E	(1998) 005495	130.88	34.91	—
11F	(1998) 005496	111.53	29.75	—
12A	(1998) 005497	130.88	34.91	—
12B	(1998) 005498	111.53	29.75	—
12E	(1998) 005499	130.88	34.91	—
13A	(1998) 005500	130.88	34.91	—
13B/93	(1998) 005501	111.53	29.75	5.92
13E	(1998) 005502	130.88	34.91	—
13F/95	(1998) 005503	111.53	29.75	5.92
13H/96	(1998) 005504	130.88	34.91	5.92
14B/99	(1998) 005505	111.53	29.75	5.92
14C/100	(1998) 005506	111.53	29.75	5.92
14F/101	(1998) 005507	111.53	29.75	5.92
15F/102	(1998) 005508	111.53	29.75	5.92
7B	(1998) 005509	111.53	29.75	—
7C	(1998) 005510	111.53	29.75	—
7D	(1998) 005511	130.88	34.91	—
7E	(1998) 005512	130.88	34.91	—
7F	(1998) 005513	111.53	29.75	—
8B	(1998) 005514	111.53	29.75	—
8C	(1998) 005515	111.53	29.75	—
8D	(1998) 005516	130.88	34.91	—
8F	(1998) 005517	111.53	29.75	—
9A	(1998) 005518	130.88	34.91	—
9B	(1998) 005519	111.53	29.75	—
9C	(1998) 005520	111.53	29.75	—
9D/105	(1998) 005521	130.88	34.91	5.92
9E/106	(1998) 005522	130.88	34.91	5.92
9F	(1998) 005523	111.53	29.75	—
10B/109	(1998) 005524	111.53	29.75	5.92
10C/110	(1998) 005525	111.53	29.75	5.92
10D/117	(1998) 005526	130.88	34.91	5.92
	Total:	**4,174.45**	**1,113.49**	**71.04**

(3) According to various Sale and Purchase Contracts, the said property interest has been transferred from Shanghai Shang Mei Property Co., Ltd. (the developer of Shang-Mira Garden) to Grand Mira Property Management (Shanghai) Co., Ltd.

(4) According to the Joint Venture Contract on 23 December 1998, Grand Mira Property Management (Shanghai) Co., Ltd. is established as a joint venture company, the salient conditions are as follows:

(i)	Name of joint-venture company	:	Grand Mira Property Management (Shanghai) Co., Ltd. (美利物業管理(上海)有限公司)
(ii)	Registered capital	:	US$5,000,000 (a) Grand City Resources Limited (Party A) US$2,500,000 (50%) (b) Randall Resources Limited (Party B) US$2,500,000 (50%)
(iii)	Total investment amount	:	US$5,000,000

(5) According to Business License No. 024772 issued by Shanghai Industrial and Commercial Management and Administrative Bureau dated 29 May 2001, Grand Mira Property Management (Shanghai) Co., Ltd. is established with a registered capital of US$5,000,000 and a valid period from 8 April 1998 to 7 April 2048.

(6) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) Grand Mira Property Management (Shanghai) Co., Ltd. is a valid wholly foreign-owned enterprise established on 8 April 1998 with an operation period from 8 April 1998 to 7 April 2048. Grand Mira Property Management (Shanghai) Co., Ltd. is entitled to operate scope of business detailed in its business licence;

(ii) According to 35 Realty Title Certificates all issued by Shanghai Building and Land Administrative Bureau on 18 December 1998, Grand Mira Property Management (Shanghai) Co., Ltd. has obtained the land use rights, comprising a total apportioned site area of 1,113.49 sq.m. and 71.04 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 4,174.45 sq.m. for a land use term from 25 November 1998 to 28 February 2063. The details are summarized as follows:

Unit No./ Car Park No.	Certificate No.	Gross Floor Area *(sq.m.)*	Apportioned Site Area of Residential Portion *(sq.m.)*	Apportioned Site Area of Car Park Portion *(sq.m.)*
11A	(1998) 005492	130.88	34.91	—
11B	(1998) 005493	111.53	29.75	—
11C	(1998) 005494	111.53	29.75	—
11E	(1998) 005495	130.88	34.91	—
11F	(1998) 005496	111.53	29.75	—
12A	(1998) 005497	130.88	34.91	—
12B	(1998) 005498	111.53	29.75	—
12E	(1998) 005499	130.88	34.91	—
13A	(1998) 005500	130.88	34.91	—
13B/93	(1998) 005501	111.53	29.75	5.92
13E	(1998) 005502	130.88	34.91	—
13F/95	(1998) 005503	111.53	29.75	5.92
13H/96	(1998) 005504	130.88	34.91	5.92
14B/99	(1998) 005505	111.53	29.75	5.92
14C/100	(1998) 005506	111.53	29.75	5.92
14F/101	(1998) 005507	111.53	29.75	5.92
15F/102	(1998) 005508	111.53	29.75	5.92
7B	(1998) 005509	111.53	29.75	—
7C	(1998) 005510	111.53	29.75	—
7D	(1998) 005511	130.88	34.91	—
7E	(1998) 005512	130.88	34.91	—
7F	(1998) 005513	111.53	29.75	—
8B	(1998) 005514	111.53	29.75	—
8C	(1998) 005515	111.53	29.75	—
8D	(1998) 005516	130.88	34.91	—
8F	(1998) 005517	111.53	29.75	—
9A	(1998) 005518	130.88	34.91	—
9B	(1998) 005519	111.53	29.75	—
9C	(1998) 005520	111.53	29.75	—
9D/105	(1998) 005521	130.88	34.91	5.92
9E/106	(1998) 005522	130.88	34.91	5.92
9F	(1998) 005523	111.53	29.75	—
10B/109	(1998) 005524	111.53	29.75	5.92
10C/110	(1998) 005525	111.53	29.75	5.92
10D/117	(1998) 005526	130.88	34.91	5.92
	Total:	**4,174.45**	**1,113.49**	**71.04**

(iii) Grand Mira Property Management (Shanghai) Co., Ltd. is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iv) According to the confirmation of Grand Mira Property Management (Shanghai) Co., Ltd., the property is not subject to any mortgage, sales or any other third party interests but subject to lease; and

(v) According to the confirmation of Grand Mira Property Management (Shanghai) Co., Ltd., the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(7) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificates	Yes
Sale and Purchase Contracts	Yes
Business License	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
71.	3 residential units on Level 10 of Maple Court (Block B) and Car Park Nos. 103, 104 and 107, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected upon a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises 3 residential units, with a total gross floor area of approximately 4,018 sq.ft. (373.29 sq.m.) of Maple Court and 3 car parks in the car park basement of Shang-Mira Garden completed in 1996. The land use term of the development has been granted for a term from 23 November 2001 to 28 February 2063 for residential use.	One unit with a gross floor area of approximately 1,200 sq.ft. (111.53 sq.m.) is subject to fully-furnished lettings due to expire in November 2007.	5,810 (44.21% attributable to HIL: 2,569)

Notes:

(1) The property comprises the following units with respective approximate gross floor areas (in sq.m.):

Level	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
10	130.88	N/A	N/A	N/A	130.88	111.53	N/A	N/A

and Basement Car Park Nos. 103, 104 & 107.

(2) According to Realty Title Certificate Nos. (2001) 010615, (2001) 010614 and (2001) 010613 all issued by Shanghai Building and Land Administrative Bureau on 29 December 2001, Randall Resources Limited, in which HIL holds attributable interest of 44.21%, has obtained the land use rights, comprising a total apportioned site area of 99.57 sq.m. and 17.76 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 373.29 sq.m. and 95.73 sq.m. for the residential portion and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063 for residential use.

(3) According to various Sale and Purchase Contracts, the said property interest has been transferred from Shanghai Shang Mei Property Co., Ltd. (the developer of Shang-Mira Garden) to Randall Resources Limited (安德資源有限公司).

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Realty Title Certificate Nos. (2001) 010615, (2001) 010614 and (2001) 010613 all issued by Shanghai Building and Land Administrative Bureau on 29 December 2001, Randall Resources Limited has obtained the land use rights, comprising a total apportioned site area of 99.57 sq.m. and 17.76 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 373.29 sq.m. and 95.73 sq.m. for the residential portion and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063;

(ii) Randall Resources Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of Randall Resources Limited, the property is not subject to any mortgage, sales or any other third party interests but subject to lease; and

(iv) According to the confirmation of Randall Resources Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificates	Yes
Sale and Purchase Contract	Yes

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
72.	2 residential units on Level 14 of Maple Court (Block B) and Car Park No. 94, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected upon a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises 2 residential units with a total gross floor area of approximately 2,818 sq.ft. (261.76 sq.m.) of Maple Court and 1 car park in the car park basement of Shang-Mira Garden completed in 1996. The land use term of the development has been granted for a term from 23 November 2001 to 28 February 2063 for residential use.	All 2 units with a total gross floor area of 2,818 sq.ft. (261.76 sq.m.) are subject to fully-furnished lettings with the latest on expiring in February 2008.	3,976 (44.21% attributable to HIL: 1,758)

Notes:

(1) The property comprises the following units with respective approximate gross floor areas (in sq.m.):

Level	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
14	130.88	N/A	N/A	N/A	130.88	N/A	N/A	N/A

and Basement Car Park No. 94.

(2) According to Realty Title Certificate Nos. (2001) 010616 and (2001) 010617 both issued by Shanghai Building and Land Administrative Bureau on 29 December 2001, Grand City Resources Limited, in which HIL holds attributable interest of 44.21%, has obtained the land use rights, comprising a total apportioned site area of 69.82 sq.m. and 5.92 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 261.76 sq.m. and 31.91 sq.m. for the residential portion and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063 for residential use.

(3) According to various Sale and Purchase Contracts, the said property interest has been transferred from Shanghai Shang Mei Property Co., Ltd. (the developer of Shang-Mira Garden) to Grand City Resources Limited (大城資源有限公司).

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Realty Title Certificate Nos. (2001) 010616 and (2001) 010617 both issued by Shanghai Building and Land Administrative Bureau on 29 December 2001, Grand City Resources Limited has

obtained the land use rights, comprising a total apportioned site area of 69.82 sq.m. and 5.92 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 261.76 sq.m. and 31.91 sq.m. for the residential portion and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063;

(ii) Grand City Resources Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of Grand City Resources Limited, the property is not subject to any mortgage, sales or any other third party interests but subject to lease; and

(iv) According to the confirmation of Grand City Resources Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificates	Yes
Sale and Purchase Contract	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II	**Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")**		
		(D) Property interests held for investment in the PRC		
73.	19 residential units on Levels 15 to 18 of Maple Court (Block B) and Car Park Nos. 82, 84, 85, 87 and 89 to 91, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected upon a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises 19 residential units with a total gross floor area of approximately 24,614 sq.ft. (2,286.74 sq.m.) of Maple Court and 7 car parks in the car park basement of Shang-Mira Garden completed in 1996. The land use term of the development has been granted for a term from 23 November 2001 to 28 February 2063 for residential use.	14 units of a total gross floor area of approximately 17,747 sq.ft. (2,154.87 sq.m.) are subject to various fully furnished lettings with the latest one expiring in February 2008.	34,456 (44.21% attributable to HIL: 15,233)

Notes:

(1) The property comprises the following units with respective approximate gross floor areas (in sq.m.):

Level	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
15	130.88	111.53	111.53	N/A	N/A	N/A	N/A	N/A
16	N/A	111.53	N/A	N/A	130.88	111.53	N/A	N/A
17	131.87	112.52	112.52	131.87	131.87	112.52	N/A	N/A
18	131.87	112.52	112.52	131.87	131.87	112.52	112.52	N/A

and Basement Car Park Nos. 82, 84, 85, 87 & 89-91.

(2) According to 19 Realty Title Certificates all issued by Shanghai Building and Land Administrative Bureau on 29 December 2001 and 19 November 2004 respectively, All Best Resources Limited, in which HIL holds attributable interest of 44.21%, has obtained the land use rights, comprising a total apportioned site area of 615.84 sq.m. and 35.52 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 2,286.74 sq.m. and 223.37 sq.m. for the residential and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063 for residential use. The details are summarized as follows:

Unit No./ Car Park No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Gross Floor Area of Car Park Portion *(sq.m.)*	Apportioned Site Area of Residential Portion *(sq.m.)*	Apportioned Site Area of Car Park Portion *(sq.m.)*	Date of Issuance
15A/82	(2001) 010618	130.88	31.91	34.91	5.92	29 Dec 2001
15B/84	(2001) 010638	111.53	31.91	29.75	5.92	29 Dec 2001
15C/85	(2001) 010636	111.53	31.91	29.75	5.92	29 Dec 2001
16B/87	(2001) 010635	111.53	31.91	29.75	5.92	29 Dec 2001
16E/90	(2001) 010633	130.88	31.91	34.91	5.92	29 Dec 2001
16F/91	(2001) 010632	111.53	31.91	29.75	5.92	29 Dec 2001
17A	(2001) 010631	131.87	—	35.17	—	29 Dec 2001
17B	(2001) 010630	112.52	—	30.01	—	29 Dec 2001
17C	(2001) 010629	112.52	—	30.01	—	29 Dec 2001
17D	(2001) 010628	131.87	—	35.17	—	29 Dec 2001
17E	(2001) 010627	131.87	—	35.17	—	29 Dec 2001
17F	(2001) 010626	112.52	—	30.01	—	29 Dec 2001
18A	(2001) 010625	131.87	—	35.17	—	29 Dec 2001
18B	(2001) 010624	112.52	—	30.01	—	29 Dec 2001
18C	(2001) 010623	112.52	—	30.01	—	29 Dec 2001
18D/89	(2004) 035346	131.87	31.91	41.10	—	19 Nov 2004
18E	(2001) 010621	131.87	—	35.17	—	29 Dec 2001
18F	(2001) 010620	112.52	—	30.01	—	29 Dec 2001
18G	(2001) 010619	112.52	—	30.01	—	29 Dec 2001
	Total:	**2,286.74**	**223.37**	**615.84**	**35.52**	

(3) According to various Sale and Purchase Contracts, the said property interest has been transferred from Shanghai Shang Mei Property Co., Ltd. (the developer of Shang-Mira Garden) to All Best Resources Limited (奐好資源有限公司).

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to 19 Realty Title Certificates all issued by Shanghai Building and Land Administrative Bureau on 29 December 2001 and 19 November 2004 respectively, All Best Resources Limited has obtained the land use rights, comprising a total apportioned site area of 615.84 sq.m. and 35.52 sq.m. for the residential and car park portion respectively, and the building ownership of the property, comprising a total gross floor area of 2,286.74 sq.m. and 223.37 sq.m. for the residential and car park portion respectively for a land use term from 23 November 2001 to 28 February 2063. The details are summarized as follows:

Unit No./ Car Park No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Gross Floor Area of Car Park Portion *(sq.m.)*	Apportioned Site Area of Residential Portion *(sq.m.)*	Apportioned Site Area of Car Park Portion *(sq.m.)*	Date of Issuance
15A/82	(2001) 010618	130.88	31.91	34.91	5.92	29 Dec 2001
15B/84	(2001) 010638	111.53	31.91	29.75	5.92	29 Dec 2001
15C/85	(2001) 010636	111.53	31.91	29.75	5.92	29 Dec 2001
16B/87	(2001) 010635	111.53	31.91	29.75	5.92	29 Dec 2001
16E/90	(2001) 010633	130.88	31.91	34.91	5.92	29 Dec 2001
16F/91	(2001) 010632	111.53	31.91	29.75	5.92	29 Dec 2001
17A	(2001) 010631	131.87	—	35.17	—	29 Dec 2001
17B	(2001) 010630	112.52	—	30.01	—	29 Dec 2001
17C	(2001) 010629	112.52	—	30.01	—	29 Dec 2001
17D	(2001) 010628	131.87	—	35.17	—	29 Dec 2001
17E	(2001) 010627	131.87	—	35.17	—	29 Dec 2001
17F	(2001) 010626	112.52	—	30.01	—	29 Dec 2001
18A	(2001) 010625	131.87	—	35.17	—	29 Dec 2001
18B	(2001) 010624	112.52	—	30.01	—	29 Dec 2001
18C	(2001) 010623	112.52	—	30.01	—	29 Dec 2001
18D/89	(2004) 035346	131.87	31.91	41.10	—	19 Nov 2004
18E	(2001) 010621	131.87	—	35.17	—	29 Dec 2001
18F	(2001) 010620	112.52	—	30.01	—	29 Dec 2001
18G	(2001) 010619	112.52	—	30.01	—	29 Dec 2001
	Total:	**2,286.74**	**223.37**	**615.84**	**35.52**	

(ii) All Best Resources Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of All Best Resources Limited, the property is not subject to any mortgage, sales or any other third party interests. Unit 18D is not subject to lease. The remaining of the property is subject to lease; and

(iv) According to the confirmation of All Best Resources Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:-

Realty Title Certificates	Yes
Sale and Purchase Contract	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
74.	Residential unit H on Level 5 of Cypress Court (Block A) and 77 car parks in Shang-Mira Garden, Nos. 11 and 12, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai	Shang-Mira Garden comprises one 14-storey and three 15-storey residential towers erected upon a 3-storey commercial podium plus one level of commercial basement, another car park basement and eight villas on a site with a total site area of approximately 336,095 sq.ft. (31,224 sq.m.). The property comprises a residential unit, with a gross floor area of approximately 1,409 sq.ft. (130.88 sq.m.) and 77 car parks in the car park basement of Shang-Mira Garden completed in 1996. The land use term of the development has been granted for a term of 70 years from 1 March 1993 to 28 February 2063.	Residential unit is owner-occupied as staff quarters. The car parks are let on hourly basis or monthly basis.	16,100 (22.7063% attributable to HIL: 3,656)

Notes:

(1) According to Commodity Housing Registration Certificate No. 01316 issued by Shanghai Building and Land Administrative Bureau on 28 December 1995, Block A & B, with a total gross floor area of approximately 14,548.08 sq.m. and 14,548.08 sq.m. and basement car park, are registered in the name of Shanghai Shang Mei Property Co., Ltd. (上海上美置業有限公司) for a land use term from 1 March 1993 to 28 February 2063, in which HIL holds attributable interest of 22.7063%, for a term from 1 March 1993 to 28 February 2063.

(2) According to State-owned Land Use Rights Grant Contract No. (1992) 108 entered into between Shanghai Land Administrative Bureau (Party A) and Shanghai Shenmao Co., Ltd. (50%) and Shanghai Hotel Investment Corporation S.A. (50%) (together referred to as Party B) on 29 August 1992, Party A has agreed to grant the land use rights of a site to party B, the salient conditions as stipulated in the contract are, inter alia, summarized as follows:

(i)	Location	:	Lot No. 1770, Hongqiao Road, Shanghai
(ii)	Site area	:	31,224 sq.m.
(iii)	Land use term	:	70 years from the date of issuance of Certificate for State-owned Land Use Rights
(iv)	Uses	:	Residential and commercial ancillary facilities

(3) According to Certificate for State-owned Land Use Rights No. 000289 issued by Shanghai Land Administrative Bureau on 17 March 1993 and Commodity Housing Registration Certificate No. 01316 on 28 December 1995, the land use rights of Lot No. 1770, Hongqiao Road with site area of 31,224 sq.m. has been granted to Shanghai Shang Mei Property Co., Ltd. for a term from 1 March 1993 to 28 February 2063 for residential uses.

(4) According to Joint Venture Contract dated 16 December 1987 and subsequent Amendments to the Joint Venture Contract Nos. (4) and (5), Shanghai Shang Mei Property Co., Ltd. is established as a joint venture company, the salient conditions are as follows:

(i)	Name of joint-venture company	:	Shanghai Shang Mei Property Co., Ltd. (上海上美置業有限公司)
(ii)	Registered capital	:	US$13,000,000 (a) Shanghai Shenxiang Co., Ltd. (Party A) US$4,085,900 (31.43%) (b) Shanghai Hotel Investment Corporation S.A. (Party B) US$5,571,800 (42.86%) (c) Finestyle Enterprises Limited (Party C) US$3,342,300 (25.71%)
(iii)	Total investment amount	:	US$45,000,000

(5) According to Business Licence No. 000157 issued by State Industrial and Commercial Management and Administrative Bureau dated 5 October 2001, Shanghai Shang Mei Property Co., Ltd. is established with a registered capital of US$13,000,000 with a valid operation period from 1 April 1987 to 31 March 2057.

(6) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) Shanghai Shang Mei Property Co., Ltd. is a valid sino-foreign equity joint venture enterprise established on 1 April 1987 with an operation period from 1 April 1987 to 31 March 2057. The Equity Joint Venture Contract and the Articles of Association of Shanghai Shang Mei Property Co., Ltd. are legally binding. Shanghai Shang Mei Property Co., Ltd. is entitled to operate scope of business detailed in its business licence;

Shareholder	**Capital** *(US$)*	**Share/Profit Proportion**
Shanghai Shenxiang Co., Ltd.	4,085,900	31.43%
Shanghai Hotel Investment Corporation S.A.	5,571,800	42.86%
Finestyle Enterprises Limited	3,342,300	25.71%

(ii) According to Certificate for State-owned Land Use Rights No. 000289 issued by Shanghai Land Administrative Bureau on 17 March 1993 and Commodity Housing Registration Certificate No. 01316 on 28 December 1995, the land use rights of Lot No. 1770, Hongqiao Road with site area of 31,224 sq.m. has been granted to Shanghai Shang Mei Property Co., Ltd. for a term from 1 March 1993 to 28 February 2063 for residential uses;

(iii) According to Commodity Housing Registration Certificate No. 01316 issued by Shanghai Building and Land Administrative Bureau on 28 December 1995, Block A & B, with a total gross floor area of approximately 14,548.08 sq.m. and 14,548.08 sq.m. and basement car park, are registered in the name of Shanghai Shang Mei Property Co., Ltd. (上海上美置業有限公司) for a land use term from 1 March 1993 to 28 February 2063, in which HIL holds attributable interest of 22.7063%, for a term from 1 March 1993 to 28 February 2063;

(iv) Shanghai Shang Mei Property Co., Ltd. is entitled to use, transfer, lease and mortgage part of Shang-Mira Garden (excluding the sold and transferred portion) with the residual term of its land use rights at no extra land premium payable to the government;

(v) According to the confirmation of Shanghai Shang Mei Property Co., Ltd., the aforesaid portion of Shang-Mira Garden (excluding the sold and transferred portion) is not subject to any sales, lease or any other third party interests; and

(vi) According to the confirmation of Shanghai Shang Mei Property Co., Ltd., the aforesaid portion of Shang-Mira Garden (excluding the sold and transferred portion) is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(7) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Certificate for State-owned Land Use Rights	Yes
State-owned Land Use Rights Grant Contract	Yes
Commodity Housing Registration Certificate	Yes (Blocks A & B and basement)
Certificate of Approval	Yes
Business License	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*

Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")

(D) Property interests held for investment in the PRC

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
75.	Portion B of Basement, Portions of Level 1, Portions of Level 2 and the whole of Level 3 in Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	Guang Fat Gardens comprises a 21-storey office-cum-apartment tower and a 21-storey office tower erected upon a 4-storey commercial podium (plus a basement) completed in 1996. The property comprises portion of the basement, 12 shops on Level 1 and 19 shops on Level 2 and 43 shops on Level 3 in the commercial podium of Guang Fat Gardens. The approximate gross floor areas of the property are summarized as follows: (see table below) The land use rights of the development has been granted for terms of 40 years from 29 May 1998 for composite use.	2 units on Level 1 and a unit on Level 2 with a total gross floor area of approximately 2,898 sq.ft. (269.19 sq.m.) are subject to a tenancy due to expire on 31 March 2008 whilst the whole Level 3 of approximately 3,086.06 sq.m. (33,218 sq.ft.) is subject to a tenancy due to expire on 30 November 2012. The remaining portion of the property is currently vacant.	58,540 (30.947% attributable to HIL: 18,116)

Level	Approximate Gross Floor Area *sq.m.*	*sq.ft.*
Portion B of Basement	636.52	6,852
Portions of Level 1	597.79	6,435
Portions of Level 2	1,425.67	15,346
Whole of Level 3	3,086.06	33,218
Total:	5,746.04	61,851

Notes:

(1) The property comprises the following units in Guang Fat Gardens:

	Approximate Gross Floor Area (*sq.m.*)		Approximate Gross Floor Area (*sq.m.*)		Approximate Gross Floor Area (*sq.m.*)		Approximate Gross Floor Area (*sq.m.*)
Basement		**Level 2**		**Level 3**		**Level 3**	
Portion B	636.52	202	78.24	301	59.76	322	43.60
Sub-total:	**636.52**	203	82.16	302	79.15	323	79.15
		204	49.21	303	62.30	324	51.65
Level 1		205	67.74	304	37.52	325	62.30
101	27.53	206	57.27	305	37.52	326	55.66
102	63.68	207	75.18	306	55.66	327	56.07
103	78.77	208	84.55	307	56.07	328	37.52
104	28.43	209	36.83	308	51.65	329	37.52
105	51.99	210	91.97	309	76.06	330	76.06
106	36.99	211	80.66	310	85.16	331	85.16
107	35.04	212	74.26	311	92.30	332	92.30
118	36.36	213	57.35	312	82.46	333	82.46
120	80.51	214	64.19	313	70.39	334	70.39
121	55.28	215	79.76	314	93.35	335	93.35
135	78.77	216	73.29	315	59.25	336	77.98
136	24.44	217	133.40	316	77.98	337	74.15
Sub-total:	**597.79**	218	75.43	317	74.15	338	134.95
		219	57.35	318	134.95	339	76.30
		220	106.83	319	76.30	340	59.25
		Sub-total:	**1,425.67**	320	59.25	341	59.25
				321	108.08	342	108.08
				Sub-total:	**1,529.31**	343	43.60
						Sub-total:	**1,556.75**

(2) According to 75 Realty Title Certificates all issued by Guangzhou Land Resources and Housing Administrative Bureau on 9 February 2004, 13 March 2002 and 4 December 2001 respectively, Strong Profit Resources Limited, in which HIL holds attributable interest of 30.947%, has obtained the land use rights of apportioned site area and the building ownership of the property, comprising a total gross floor area of 5,746.04 sq.m. for a land use term of 40 years from 29 May 1998 for composite use. The details are summarized as follows:

Unit No.	**Certificate No.**	**Gross Floor Area of Residential Portion** (*sq.m.*)	**Date of Issuance**
Basement Portion B	C2534967	636.52	9 Feb 2004
120	C0788829	80.51	13 Mar 2002
121	C0788830	55.28	13 Mar 2002
104	C0788825	28.43	13 Mar 2002

Unit No.	Certificate No.	Gross Floor Area of Residential Portion (sq.m.)	Date of Issuance
103	C0788824	78.77	13 Mar 2002
102	C0788823	63.68	13 Mar 2002
105	C0788826	51.99	13 Mar 2002
107	C0788827	35.04	13 Mar 2002
118	C0788828	36.36	13 Mar 2002
135	C0788831	78.77	13 Mar 2002
136	C0788833	24.44	13 Mar 2002
101	C0788822	27.53	13 Mar 2002
106	C0788837	36.99	13 Mar 2002
207	C0788817	75.18	13 Mar 2002
208	C0788802	84.55	13 Mar 2002
209	C0788801	36.83	13 Mar 2002
210	C0788600	91.97	13 Mar 2002
211	C0788599	80.66	13 Mar 2002
217	C0788589	133.40	13 Mar 2002
219	C0788588	57.35	13 Mar 2002
220	C0788587	106.83	13 Mar 2002
218	C0788586	75.43	13 Mar 2002
216	C0788585	73.29	13 Mar 2002
215	C0788584	79.76	13 Mar 2002
214	C0788582	64.19	13 Mar 2002
206	C0788818	57.27	13 Mar 2002
203	C0788832	82.16	13 Mar 2002
202	C0788834	78.24	13 Mar 2002
204	C0788835	49.21	13 Mar 2002
213	C0788838	57.35	13 Mar 2002
205	C0788836	67.74	13 Mar 2002
212	C0788598	74.26	13 Mar 2002
336	0945812	77.98	4 Dec 2001
337	0945811	74.15	4 Dec 2001
338	0945810	134.95	4 Dec 2001
339	0945809	76.30	4 Dec 2001
340	0945808	59.25	4 Dec 2001
342	0945806	108.08	4 Dec 2001
341	0945807	59.25	4 Dec 2001
335	0945813	93.35	4 Dec 2001
305	0946200	37.52	4 Dec 2001
306	0946199	55.66	4 Dec 2001
307	0946198	56.07	4 Dec 2001
308	0946197	51.65	4 Dec 2001
309	0946196	76.06	4 Dec 2001
310	0946195	85.16	4 Dec 2001
311	0946194	92.30	4 Dec 2001
324	0945824	51.65	4 Dec 2001

Unit No.	Certificate No.	Gross Floor Area of Residential Portion (*sq.m.*)	Date of Issuance
325	0945823	62.30	4 Dec 2001
326	0945822	55.66	4 Dec 2001
327	0945821	56.07	4 Dec 2001
328	0945820	37.52	4 Dec 2001
329	0945819	37.52	4 Dec 2001
330	0945818	76.06	4 Dec 2001
331	0945817	85.16	4 Dec 2001
332	0945816	92.30	4 Dec 2001
333	0945815	82.46	4 Dec 2001
334	0945814	70.39	4 Dec 2001
304	0945801	37.52	4 Dec 2001
303	0945802	62.30	4 Dec 2001
302	0945803	79.15	4 Dec 2001
301	0945804	59.76	4 Dec 2001
312	0946193	82.46	4 Dec 2001
313	0946192	70.39	4 Dec 2001
315	0946190	59.25	4 Dec 2001
314	0946191	93.35	4 Dec 2001
316	0945832	77.98	4 Dec 2001
317	0945831	74.15	4 Dec 2001
318	0945830	134.95	4 Dec 2001
319	0945829	76.30	4 Dec 2001
320	0945828	59.25	4 Dec 2001
321	0945827	108.08	4 Dec 2001
322	0945826	43.60	4 Dec 2001
323	0945825	79.15	4 Dec 2001
343	0945805	43.60	4 Dec 2001
	Total:	**5,746.04**	

(3) According to the information provided by Miramar Hotel Group, the said property interest has been distributed ultimately to Strong Profit Resources Limited (力盈資源有限公司) under various agreements with Guangdong Province Trust Realty Development Company (廣東省信托房產開發公司) (the developer of Guang Fat Gardens) and other relevant parties.

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to 75 Realty Title Certificates all issued by Guangzhou Land Resources and Housing Administrative Bureau on 9 February 2004, 13 March 2002 and 4 December 2001 respectively, Strong Profit Resources Limited has obtained the land use rights of apportioned site area and the building ownership of the property, comprising a total gross floor area of 5,746.04 sq.m. for a land use term of 40 years from 29 May 1998. The details are summarized as follows:-

Unit No.	Certificate No.	Gross Floor Area of Residential Portion (sq.m.)	Date of Issuance
Basement Portion B	C2534967	636.52	9 Feb 2004
120	C0788829	80.51	13 Mar 2002
121	C0788830	55.28	13 Mar 2002
104	C0788825	28.43	13 Mar 2002
103	C0788824	78.77	13 Mar 2002
102	C0788823	63.68	13 Mar 2002
105	C0788826	51.99	13 Mar 2002
107	C0788827	35.04	13 Mar 2002
118	C0788828	36.36	13 Mar 2002
135	C0788831	78.77	13 Mar 2002
136	C0788833	24.44	13 Mar 2002
101	C0788822	27.53	13 Mar 2002
106	C0788837	36.99	13 Mar 2002
207	C0788817	75.18	13 Mar 2002
208	C0788802	84.55	13 Mar 2002
209	C0788801	36.83	13 Mar 2002
210	C0788600	91.97	13 Mar 2002
211	C0788599	80.66	13 Mar 2002
217	C0788589	133.40	13 Mar 2002
219	C0788588	57.35	13 Mar 2002
220	C0788587	106.83	13 Mar 2002
218	C0788586	75.43	13 Mar 2002
216	C0788585	73.29	13 Mar 2002
215	C0788584	79.76	13 Mar 2002
214	C0788582	64.19	13 Mar 2002
206	C0788818	57.27	13 Mar 2002
203	C0788832	82.16	13 Mar 2002
202	C0788834	78.24	13 Mar 2002
204	C0788835	49.21	13 Mar 2002
213	C0788838	57.35	13 Mar 2002
205	C0788836	67.74	13 Mar 2002
212	C0788598	74.26	13 Mar 2002
336	0945812	77.98	4 Dec 2001
337	0945811	74.15	4 Dec 2001
338	0945810	134.95	4 Dec 2001
339	0945809	76.30	4 Dec 2001

Unit No.	Certificate No.	Gross Floor Area of Residential Portion (sq.m.)	Date of Issuance
340	0945808	59.25	4 Dec 2001
342	0945806	108.08	4 Dec 2001
341	0945807	59.25	4 Dec 2001
335	0945813	93.35	4 Dec 2001
305	0946200	37.52	4 Dec 2001
306	0946199	55.66	4 Dec 2001
307	0946198	56.07	4 Dec 2001
308	0946197	51.65	4 Dec 2001
309	0946196	76.06	4 Dec 2001
310	0946195	85.16	4 Dec 2001
311	0946194	92.30	4 Dec 2001
324	0945824	51.65	4 Dec 2001
325	0945823	62.30	4 Dec 2001
326	0945822	55.66	4 Dec 2001
327	0945821	56.07	4 Dec 2001
328	0945820	37.52	4 Dec 2001
329	0945819	37.52	4 Dec 2001
330	0945818	76.06	4 Dec 2001
331	0945817	85.16	4 Dec 2001
332	0945816	92.30	4 Dec 2001
333	0945815	82.46	4 Dec 2001
334	0945814	70.39	4 Dec 2001
304	0945801	37.52	4 Dec 2001
303	0945802	62.30	4 Dec 2001
302	0945803	79.15	4 Dec 2001
301	0945804	59.76	4 Dec 2001
312	0946193	82.46	4 Dec 2001
313	0946192	70.39	4 Dec 2001
315	0946190	59.25	4 Dec 2001
314	0946191	93.35	4 Dec 2001
316	0945832	77.98	4 Dec 2001
317	0945831	74.15	4 Dec 2001
318	0945830	134.95	4 Dec 2001
319	0945829	76.30	4 Dec 2001
320	0945828	59.25	4 Dec 2001
321	0945827	108.08	4 Dec 2001
322	0945826	43.60	4 Dec 2001
323	0945825	79.15	4 Dec 2001
343	0945805	43.60	4 Dec 2001
	Total:	**5,746.04**	

(ii) Strong Profit Resources Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of Strong Profit Resources Limited, except certain Units and the whole level 3 are subject to lease, the property is not subject to any mortgage, sales, lease or any other third party interests; and

(iv) According to the confirmation of Strong Profit Resources Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:-

Realty Title Certificates	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
76.	28 units in Lucky Court, Guang Fat Gardens, No. 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	Guang Fat Gardens comprises a 21-storey office-cum-apartment tower and a 21-storey office tower erected upon a 4-storey commercial podium (plus a basement) completed in 1996. The property comprises 28 units in the office-cum-apartment tower of Guang Fat Gardens with a total gross floor area of approximately 30,708 sq.ft. (2,853.69 sq.m.). The land use rights of the development have been granted for terms of 70 years for residential use, 40 years for commercial use and 50 years for other uses respectively.	The property is vacant.	No commercial value (Please see Note 3)

Notes:

(1) The property comprises the following units with respective approximate gross floor area (in sq.m.):

	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
Level 18	N/A	N/A	N/A	N/A	N/A	N/A	125.12	N/A
Level 20	N/A	125.12	N/A	N/A	90.15	125.12	125.12	90.15
Level 22	N/A	N/A	N/A	N/A	90.15	125.12	125.12	90.15
Level 23	90.15	125.12	N/A	90.15	90.15	N/A	N/A	N/A
Level 24	90.15	125.12	125.12	90.15	90.15	125.12	125.12	90.15
Level 25	90.15	125.12	N/A	90.15	90.15	125.12	N/A	90.15

(2) According to the information provided by Miramar Hotel Group, the said property interest has been distributed ultimately to Strong Profit Resources Limited (力盈資源有限公司) under various agreements with Guangdong Province Trust Realty Development Company (廣東省信托房產開發公司) (the developer of Guang Fat Gardens) and other relevant parties.

(3) According to Guangzhou Arbitration Commission Decision Letter No. (2005) 1369 issued by Guangzhou Arbitration Commission on 14 October 2005, the land use rights and building ownership of 28 units on Levels 18 to 25 of the property are seized by the Guangzhou Intermediate People's Court under the name of Guangdong Province Trust Realty Development Company. According to the decision of Guangzhou Arbitration Commission on 13 April 2006, Guangdong Guang Fat Real Estate Co., Ltd. is in possession of a proper legal title to the

property. On 20 December 2006, land use rights and building ownership of the property were seized again and Guangdong Guang Fat Real Estate Co., Ltd. raised its objection on 26 January 2007. Hence, we have assigned no commercial value to the property. However, on the assumption that the title document has been obtained, the capital value of the property in existing state as at 28 February 2007 was HK$17,386,000 and the capital value attributable to HIL (30.947%) as at 28 February 2007 was HK$5,380,000

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Guangzhou Arbitration Commission Decision Letter No. (2005) 1369 issued by Guangzhou Arbitration Commission on 14 October 2005, the land use rights and building ownership of 28 units on Levels 18 to 25 of the property are seized by the Guangzhou Intermediate People's Court under the name of Guangdong Province Trust Realty Development Company. According to the decision of Guangzhou Arbitration Commission on 13 April 2006, Guangdong Guang Fat Real Estate Co., Ltd. is in possession of a proper legal title and the relevant land use rights to the said property. On 20 December 2006, land use rights and building ownership of the property were seized again and Guangdong Guang Fat Real Estate Co., Ltd. raised its objection on 26 January 2007.

(ii) There is no legal impediment for the application of Guang Fat Real Estate Co., Ltd. to release the seized property and change the title;

(iii) There is no legal impediment for Strong Profit Resources Limited to obtain the Realty Title Certificate of the seized property upon releasing of the seized property and changing of title thereto by Guang Fat Real Estate Co., Ltd.;

(iv) Upon obtaining the Realty Title Certificate, Strong Profit Resources Limited is entitled to use, transfer, lease and mortgage the 28 units on Levels 18 to 25 of the property with the residual term of its land use rights at no extra land premium payable to the government;

(v) According to the confirmation of Strong Profit Resources Limited, except being seized by Guangzhou Intermediate People's Court and Guangdong Province Higher People's Court, the 28 units on Levels 18 to 25 of the property are not subject to any mortgage, sales, lease or any other third party interests; and

(vi) According to the confirmation of Strong Profit Resources Limited, except seized by Guangzhou Intermediate People's Court and Guangdong Province Higher People's Court and possible claims by other creditors, the 28 units on Levels 18 to 25 of the property are not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

State-owned Land Use Rights Grant Contract	Yes (in name of the developer)
Realty Title Letter	Yes (in name of the developer)

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
77.	3 units in Parklane Commercial Centre, Guang Fat Gardens, No. 496-500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	Guang Fat Gardens comprises a 21-storey office-cum-apartment tower and a 21-storey office tower erected upon a 4-storey commercial podium (plus a basement) completed in 1996. The property comprises 3 units in the office tower of Guang Fat Gardens with a total gross floor area of approximately 4,040 sq.ft. (375.36 sq.m.). The land use rights of the development have been granted for terms of 50 years from 29 May 1998 for composite use.	The property is vacant.	2,620 (30.947% attributable to HIL: 811)

Notes:

(1) The property comprises the following units with respective approximate gross floor area (in sq.m.):

	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
Level 24	N/A	N/A	N/A	N/A	N/A	125.12	125.12	N/A
Level 25	N/A	N/A	N/A	N/A	N/A	N/A	125.12	N/A

(2) According to 3 Realty Title Certificates all issued by Guangzhou Land Resources and Housing Administrative Bureau on 13 March 2002, Strong Profit Resources Limited, in which HIL holds attributable interests of 30.947%, has obtained the land use rights of apportioned site area and the building ownership of the property, comprising a total gross floor area of 375.36 sq.m. for a land use term of 50 years from 29 May 1998. The details are summarized as follows:-

Unit No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Date of Issuance
24F	C0788595	125.12	13 Mar 2002
24G	C0788594	125.12	13 Mar 2002
25G	C0788593	125.12	13 Mar 2002
	Total:	**375.36**	

(3) According to the information provided by Miramar Hotel Group, the said property interest has been distributed ultimately to Strong Profit Resources Limited (力盈資源有限公司) under various agreements with Guangdong Province Trust Realty Development Company (廣東省信托房產開發公司) (the developer of Guang Fat Gardens) and other relevant parties.

(4) According to Sale and Purchase Contract, the property is transferred at a consideration of RMB2,627,520. The property is still under the process of transaction as at 28 February 2007

(5) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to 3 Realty Title Certificates all issued by Guangzhou Land Resources and Housing Administrative Bureau on 13 March 2002 and 8 August 2003 respectively, Strong Profit Resources Limited has obtained the land use rights of apportioned site area and the building ownership of the property, comprising a total gross floor area of 375.36 sq.m. for a land use term of 50 years from 29 May 1998. The details are summarized as follows:

Unit No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Date of Issuance
24F	C0788595	125.12	13 Mar 2002
24G	C0788594	125.12	13 Mar 2002
25G	C0788593	125.12	13 Mar 2002
	Total:	**375.36**	

(ii) Strong Profit Resources Limited is entitled to use, transfer, lease and mortgage of the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of Strong Profit Resources Limited, the property is not subject to any mortgage, sales, lease or any other third party interests;

(iv) The Sale and Purchase Contract is legally binding to both parties. The property is still under process of transaction; and

(v) According to the confirmation of Strong Profit Resources Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(6) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificate	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
78.	Portion of Level 1 in Miramar Shopping Arcade and 2 units in Lucky Court, Guang Fat Gardens, Nos. 496, 498 and 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	Guang Fat Gardens comprises a 21-storey office-cum-apartment tower and a 21-storey office tower erected upon a 4-storey commercial podium (plus a basement) completed in 1996. The property comprises 3 shops with a total gross floor area of 1,761 sq.ft. (163.64 sq.m.) on Level 1 in the commercial podium and 2 units with a total gross floor area of approximately 2,317 sq.ft. (215.27 sq.m.) in the office tower of Guang Fat Gardens. The land use rights of the development have been granted for terms of 70 years for residential use, 40 years for commercial use and 50 years for other uses respectively.	Unit 109 of approximately 335 sq.ft. (31.14 sq.m.) is subject to tenancy due to expire on 14 November 2010. The remaining Portion of the property is currently vacant.	2,940 (Please see Note 1) (21.6629% attributable to HIL: 637)

Notes:

(1) The property comprises the following units with respective approximate gross floor area (in sq.m.):

Miramar Shopping Arcade

Unit No.	Gross Floor Area *sq.m.*
109	31.14
117	80.51
133	51.99
Total	163.64

Lucky Court

	Unit A	Unit B	Unit C	Unit D	Unit E	Unit F	Unit G	Unit H
Level 18	90.15	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Level 19	N/A	N/A	125.12	N/A	N/A	N/A	N/A	N/A

However, there is no title certificate in granted nature available at the time of our valuation, with regard to 2 units in Lucky Court, we have attributed no commercial value to the said 2 units. However, on the assumption that the title documents have been obtained, the capital value and the value attributable to HIL (21.6629%) of the said 2 units in Lucky Court in existing state as at 28 February 2007 were HK$1,241,000 and HK$269,000 respectively.

(2) According to 3 Realty Title Certificates all issued by Guangzhou Land Resources and Housing Administrative Bureau on 23 March 2004 and 13 January 2005 respectively, Kamliease International Limited, in which HIL holds attributable of 21.6629%, has obtained the land use rights of apportioned site area and the building ownership of Units 109, 117 and 133 of the property, comprising a total gross floor area of 163.64 sq.m. for a land use term of 40 years from 29 May 1998. The details are summarized as follows:

Unit No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Date of Issuance	Land Use Term
133	C3358848	51.99	13 Jan 2005	40 Years
109	C2500573	31.14	25 Mar 2004	40 Years
117	C2500574	80.51	25 Mar 2004	40 Years
	Total:	**163.64**		

(3) According to the information provided by Miramar Hotel Group, the above property interest has been distributed ultimately to Kamliease International Limited (金利怡國際有限公司) under various agreements with Guangdong Province Trust Realty Development Company (廣東省信托房產開發公司) (the developer of Guang Fat Gardens) and other relevant parties.

(4) According to State-owned Land Use Rights Grant Contract No. (93) 186 entered into by Guangzhou Land Administrative Bureau and Guangdong Province Trust Realty Development Company on 23 June 1993, the site is permitted for mixed commercial / residential uses. The land use terms are 70 years for residential use, 40 years for commercial use and 50 years for other uses respectively from the issuance of Certificate for State-owned Land Use Rights.

(5) A Realty Title Letter No. 0032475 was issued to Guangdong Province Trust Realty Development Company in June 1998 for the building with a total gross floor area of 50,401.46 sq.m. and the land with a site area of 5,493.08 sq.m. at Nos. 496-500, Huanshi Road East.

(6) According to Guangzhou Arbitration Commission Decision Letter No. (2005) 1369 issued by Guangzhou Arbitration Commission on 14 October 2005, the land use rights of the apportioned site area and building ownership of Levels 18 to 25 of No. 500, Huanshi Road East is seized by the Guangzhou Intermediate People's Court under the name of Guangdong Province Trust Realty Development Company. According to the decision of Guangzhou Arbitration Commission, Guangdong Guang Fat Real Estate Co., Ltd. (廣東廣發房地產有限公司) is in possession of a proper legal title to the said properties.

(7) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to 3 Realty Title Certificates all issued by Guangzhou Land Resources and Housing Administrative Bureau on 25 March 2004, Kamliease International Limited has obtained the land use rights of the apportioned site area and the building ownership of Units 109, 117 and 133 of the property, comprising a total gross floor area of 163.64 sq.m. for a land use term of 40 years from 29 May 1998. The details are summarized as follows:

Unit No.	Certificate No.	Gross Floor Area of Residential Portion *(sq.m.)*	Date of Issuance	Land Use Term
133	C3358848	51.99	13 Jan 2005	40 Years
109	C2500573	31.14	25 Mar 2004	40 Years
117	C2500574	80.51	25 Mar 2004	40 Years
	Total:	**163.64**		

(ii) Kamliease International Limited is entitled to use, transfer, lease and mortgage Units 109, 117 and 133 of the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of Kamliease International Limited, (except for Unit 109 is subject to lease) Units 117 and 133 of the property are not subject to any mortgage, sales, lease or any other third party interests;

(iv) According to the confirmation of Kamliease International Limited, Units 109, 117 and 133 of the property are not subject to any compulsory occupation, lawsuit, dispute or legal impediment;

(v) According to Guangzhou Arbitration Commission Decision Letter No. (2005) 1369 issued by Guangzhou Arbitration Commission on 14 October 2005, the land use rights and building ownership of Arbitration Commission Levels 18 to 25 of No. 500 Huanshi Road East is seized by the Guangzhou Intermediate People's Court under the name of Guangdong Province Trust Realty Development Company. According to the decision of Guangzhou Arbitration Commission, Guangdong Guang Fat Real Estate Co., Ltd. is in possession of a proper legal title to the property;

(vi) There is no legal impediment for the application of Guang Fat Real Estate Co., Ltd. to release the seized property and change the title;

(vii) There is no legal impediment for Kamliease International Limited to obtain the Realty Title Certificate upon releasing and changing of title of the seized property by Guang Fat Real Estate Co., Ltd.;

(viii) Upon obtaining the Realty Title Certificate, Kamliease International Limited is entitled to use, transfer, lease and mortgage Unit 18A, No. 500 Huanshi Road East of the property with the residual term of its land use rights at no extra land premium payable to the government;

(ix) According to the confirmation of Kamliease International Limited, except being seized by Guangzhou Arbitration Commission, Unit 18A, No. 500 Huanshi Road East of the property are not subject to any mortgage, sales, lease or any other third party interests;

(x) There is no legal impediment for Rich City International Packing Co., Ltd (富城國際包裝有限公司) to obtain the Realty Title Certificate of Unit 19C of the property;

(xi) There is no legal impediment for Kamliease International Limited apply for change of title of Unit 19C of the property upon Rich City International Packing Co., Ltd obtaining the Realty Title Certificate and settling the relevant tax payments; and

(xii) Upon obtaining the Realty Title Certificate, Kamliease International Limited is entitled to use, transfer, lease and mortgage Unit 19C of the property with the residual term of its land use rights at no extra land premium payable to the government.

(8) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Certificate for State-owned Land Use Rights	No
State-owned Land Use Rights Grant Contract	Yes (in name of the developer)
Realty Title Letter	Yes (in name of the developer)
Realty Title Certificates	Yes (Units 109, 117, and 133)

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
79.	Level 4, Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province	Guang Fat Gardens comprises a 21-storey office-cum-apartment tower and a 21-storey office tower erected upon a 4-storey commercial podium (plus a basement) completed in 1996. The property comprises the whole of Level 4 of the commercial podium of Guang Fat Gardens with a gross floor area of approximately 43,637 sq.ft. (4,054.21 sq.m.). The land use rights of the property have been granted for a term of 40 years for commercial use from 29 May 1998.	The property is vacant.	28,300 (44.21% attributable to HIL: 12,511)

Notes:

(1) According to Realty Title Certificate No. 0551879 issued by Guangzhou Land and Building Administrative Bureau on 29 October 1999, Chitat Construction Limited (志達建築工程有限公司), in which HIL holds attributable interests of 44.21%, has obtained the land use rights of the apportioned site area and the building ownership of the property, comprising a gross floor area of 4,054.21 sq.m. for a land use term of 40 years from 29 May 1998 for commercial use.

(2) According to Sale and Purchase Contract No. 012997 dated 8 October 1996, the property was transferred to Chitat Construction Limited at a consideration of HK$110,289,000.

(3) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Realty Title Certificate No. 0551879 issued by Guangzhou Land and Building Administrative Bureau on 29 October 1999, Chitat Construction Limited has obtained the land use rights of the apportioned site area and the building ownership of the property, comprising a gross floor area of 4,054.21 sq.m. for a land use term of 40 years from 29 May 1998 for commercial use;

(ii) Chitat Construction Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of Chitat Construction Limited, the property is not subject to any mortgage, sales, lease or any other third party interests; and

(iv) According to the confirmation of Chitat Construction Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(4) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificate	Yes
Sale and Purchase Contract	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(D) Property interests held for investment in the PRC			
80.	Shop Unit No. 402 on Level 4, Yue Wah Plaza, No. 59 Zhongshan 2nd Road, Zhongshan, Guangdong Province	Yue Wah Garden comprises two 27-storey residential blocks erected upon a 6-storey commercial/recreational/carparking podium (including a basement) completed in the 1990's. The property comprises 1 shop unit on Levels 4 of the shopping podium with a gross floor area of approximately 1,594.20 sq.m. (17,160 sq.ft.). The land use rights of the property have been granted for a term expiring on 30 March 2062 for commercial use.	The property is vacant	4,700 (44.21% attributable to HIL: 2,078)

Notes:

(1) According to Realty Title Certificate No. C1623311 issued by Zhongshan People's Government on 11 March 2003, How Light Investment Limited (佳晴投資有限公司), in which HIL holds attributable interest of 44.21%, has obtained the land use rights comprising an apportioned site area of 79.71 sq.m., and the building ownership of the property, comprising a gross floor area of 1,594.20 sq.m. for a land use term expiring on 30 March 2062 for commercial use.

(2) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Realty Title Certificate No. C1623311 issued by Zhongshan People's Government on 11 March 2003, How Light Investment Limited has obtained the land use rights comprising an apportioned site area of 79.71 sq.m., and the building ownership of the property, comprising a gross floor area of 1,594.20 sq.m. for a land use term expiring on 30 March 2062 for commercial use;

(ii) How Light Investment Limited is entitled to use, transfer, lease and mortgage the property with the residual term of its land use rights at no extra land premium payable to the government;

(iii) According to the confirmation of How Light Investment Limited, the property is not subject to any mortgage, sales, lease or any other third party interests; and

(iv) According to the confirmation of How Light Investment Limited, the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(3) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Realty Title Certificate	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(E) Property interests held for owner occupation in the PRC			
81.	Flat A, Level 1, Block 2, Shekou Crystal Garden, Shekou Special Industrial Zone, Shenzhen, Guangdong Province	The property comprises a residential unit on Level 1of a 6-storey residential building completed in 1983. The gross floor area of the property is approximately 874 sq.ft. (81.20 sq.m.) . The land use term of the property is unspecified.	The property is currently vacant.	527 (44.21% attributable to HIL: 233)

Notes:

(1) According to Building Ownership Certificate No. 5568, the salient conditions as stipulated in the certificate are, inter alia, summarized as follows:

(i)	Owner	:	Hong Kong and Kowloon Entertainment Co., Ltd. (港九娛樂有限公司), in which HIL holds attributable interest of 44.21%
(ii)	Location	:	Flat A, Level 1, Block 2, Shekou Crystal Garden, Shekou Special Industrial Zone
(iii)	Gross floor area	:	81.20 sq.m. (874 sq.ft.)

(2) According to the Sale and Purchase Contract dated 23 December 1983, the property was purchased at a consideration of HK$220,000.

(3) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Building Ownership Certificate No. 5568 issued by the People's Government of Shenzhen on 25 February 1984, Hong Kong and Kowloon Entertainment Co., Ltd. has obtained the building ownership of the property, comprising a gross floor area of 874 sq.ft.;

(ii) Hong Kong and Kowloon Entertainment Co., Ltd. is entitled to use, transfer, lease and mortgage the property;

(iii) According to the confirmation of Hong Kong and Kowloon Entertainment Co., Ltd., the property is not subject to any mortgage, sales or any other third party interests but subject to lease; and

(iv) According to the confirmation of Hong Kong and Kowloon Entertainment Co., Ltd., the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(4) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Building Ownership Certificate	Yes
Sale and Purchase Contract	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*

Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")

(E) Property interests held for owner occupation in the PRC

82.	Flat Nos. 403 and 503, Block 1, Jinghua Apartment, 24 Jianguomenwai Avenue, Chaoyang District, Beijing	The property comprises 2 residential units on Levels 4 and 5 of a 15-storey residential building completed in 1989. The approximate total gross floor area of the property is 3,322 sq.ft. (308.60 sq.m.). The land use term of the property is unspecified.	The property is currently occupied by Miramar Hotel Group as staff quarters.	2,777 (44.21% attributable to HIL: 1,228)

Notes:

(1) According to Building Ownership Certificate Nos. 00143 and 00144, the salient conditions as stipulated in the certificate are as follows:

Owner	:	Yeung Bing Ching (Please see note 2 below)
Location	:	Flat Nos. 403 and 503, Block 1, 24 Jianguomenwai Avenue
Approximate gross floor area	:	Flat No. 403 — 154.30 sq.m. Flat No. 503 — 154.30 sq.m.
Uses	:	Residential

(2) According to the Deed of Trust, Yeung Bing Ching holds the property in the name of the Beneficiary, Miramar International Investment Corporation S.A. ("MIIC S.A."), in which HIL holds attributable interest of 44.21%.

(3) According to the Sale and Purchase Contracts dated 25 April 1989, the property was purchased at the following consideration:

	Purchase consideration
Flat 403	US$205,411
Flat 503	US$204,962

(4) According to the PRC legal opinion prepared by the PRC Legal Adviser dated 20 April 2007:

(i) According to Building Ownership Certificate Nos. 00143 and 00144 issued by Beijing Real Estate Administrative Bureau on 1 June 1989, Yeung Bing Ching has obtained the building ownership of the property, comprising a total gross floor area of 308.60 sq.m.;

(ii) Yeung Bing Ching is entitled to use, transfer, lease and mortgage the property;

(iii) According to the confirmation of MIIC S.A., the property is not subject to any mortgage, sales, lease or any other third party interests; and

(iv) According to the confirmation of MIIC S.A., the property is not subject to any compulsory occupation, lawsuit, dispute or legal impediment.

(5) In accordance with the information provided by Miramar Hotel Group and the opinion of the PRC Legal Adviser, the status of title and grant of major approval and licenses are as follows:

Building Ownership Certificate	Yes
Deed of Trust	Yes
Sale and Purchase Contracts	Yes

VALUATION CERTIFICATE

	Property interest	Description and tenure	Capital value in existing state as at 28 February 2007 *HK$('000)*

Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")

(F) Property interests leased to Miramar Hotel Group in the PRC

83.	3 property interests leased to Miramar Hotel Group in the PRC	The property comprises a total of 3 leased properties in the PRC.	No commercial value

Details are summarized as follows:

Use	Approximate Floor Area *(sq.ft.)*	No. of properties
Residential	57,458	2
Offices	1,265	1
	58,723	3

The property is currently leased to Miramar Hotel Group by various tenancies with the latest tenancy due to expire on 31 December 2007 at a total monthly rent of about RMB107,100, exclusive of rates, management fee, promotional fees and air-conditioning charges.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group II Miramar Hotel and Investment Company, Limited and its subsidiaries ("Miramar Hotel Group")			
	(G) Property interest held for sale in the USA			
84.	Lots 29A and B, Lots 30C, D and E, Lots 27C, 3B-1 and 3B-2, Village 9, Units 1, 2 and 4 Residential Lots, Lincoln, Placer County, California, the USA	The property comprises a piece of irregular-shaped land for retail/ commercial, office and residential uses situated in City of Lincoln in Placer County of California. The property comprises approximately 901,256 sq.ft. (83,728.73 sq.m.) retail land, 2,188,890 sq.ft. (203,352.84 sq.m.) office land and 291 residential lots. The property is held under fee simple interest.	The property is currently vacant.	594,157 (38.9048% attributable to HIL: 231,156)

Note: The registered owner of the property is Placer Holdings, Inc in which HIL holds attributable interest of 38.9048%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(A) Property interests held for sale in Hong Kong			
85.	Various residential units and parking spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon Situated within the Remaining Portion of Kowloon Inland Lot No. 11127	The property comprises a total of about 74 domestic units, 262 car parking spaces and 70 motorcycle parking spaces at Metro Harbour View (Phases I and II) which was completed in 2003. The property has a total gross floor area of approximately 47,124 sq.ft. (4,377.93 sq.m.), excluding the area of parking spaces. The property is held from the Government for a term of 50 years from 28 August 1999. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The residential units are vacant. The parking spaces are let on hourly and monthly bases. The total car park income (including commercial and residential car parking spaces) in February 2007 was approximately HK$778,000.	270,000 (15.68% attributable to HIL: 42,336)

Note: The registered owners of the property are HKF Property Investment Limited and Lenfield Limited in both of which HIL holds attributable interest of 31.36%. By a Development Agreement dated 12 November, 1999 entered into with HKF Property Investment Limited and Lenfield Limited, Easewin Development Limited and Victory Well Development Limited, HK Ferry Group is entitled to 50% of the sales proceeds in respect of the residential portion of the redevelopment of which the property forms part.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(A) Property interests held for sale in Hong Kong			
86.	Various residential units in MetroRegalia, 51 Tong Mi Road, Tai Kok Tsui, Kowloon Situated within Sub-section 1 of Section B, the Remaining Portion of Section B, Sub-section 1 of Section A, Sub-section 2 of Section A, the Remaining Portion of Section A and Sub-section 3 of Section A of Kowloon Inland Lot No. 4281	The property comprises a total of 54 domestic units at MetroRegalia which was completed in 2006. The property has a total gross floor area of approximately 37,414 sq.ft. (3,475.85 sq.m.). The property is held from the Government under Conditions of Sale No. 4124 for a term of 75 years renewable for a further term of 75 years from 15th July, 1940. The current Government rent payable for the property is HK$22 per annum.	The residential units are vacant.	169,000 (31.36% attributable to HIL: 52,998)

Notes: The registered owner of the property is Join Galaxy Limited in which HIL holds attributable interest of 31.36%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(B) Property interests held under development in Hong Kong			
87.	Kowloon Inland Lot No. 11159, 220 and 222 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	The property comprises a site with a registered site area of approximately 36,140 sq.ft. (3,357.489 sq.m.). According to the approved building plans provided by HK Ferry Group, it is planned for a residential/commercial development comprising a total gross floor area of approximately 333,866 sq.ft. (31,016.9sq.m.). There will be a total of 63 private car parking spaces, 5 loading and unloading spaces and 7 motor cycle parking spaces provided. The development is scheduled to be completed in 2008. The property is held from the Government under Conditions of Exchange No. 12658 for a term of 50 years from 3 June 2004. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is under construction with superstructure works in progress.	1,261,000 (31.36% attributable to HIL: 395,450)

Notes:

(1) The registered owner of the property is Lenfield Limited in which HIL holds attributable interest of 31.36%.

(2) The property is zoned for "Residential (Group A)" uses under Mong Kok Outline Zoning Plan No. S/K3/23 dated 19 May 2006.

(3) According to the information provided by HK Ferry Group, the total estimated cost for completion of the development as at 28 February 2007 was about HK$453,000,000 and the construction cost expended upto 28 February 2007 was approximately HK$124,300,000.

(4) The capital value of the property when completed as at 28 February 2007 was HK$1,845,000,000.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(B) Property interests held under development in Hong Kong			
88.	6 Cho Yuen Street, Yau Tong, Kowloon Yau Tong Inland Lot No. 38	The property comprises a site with a registered site area of approximately 25,069 sq.ft. (2,329 sq.m.) According to the approved building plans provided by HK Ferry Group, it is planned for a commercial/residential development comprising a total gross floor area of approximately 164,078 sq.ft. (15,243.2 sq.m.). There will be a total of 37 private car parking spaces, 3 loading and unloading spaces and 5 motor cycle parking spaces provided. The development is scheduled to be completed in 2009. The property is held from the Government for a term of 99 years less the last three days from 1 July 1898. The term has been statutorily extended to 30 June 2047. The Government rent payable for the lot is an amount equal to 3% of the rateable value for the time being of the lot per annum.	The property is under construction with foundation works in progress.	538,400 (31.36% attributable to HIL: 168,842)

Notes:

(1) The registered owner of the property is Lenfield Limited in which HIL holds attributable interest of 31.36%.

(2) The property is zoned on Cha Kwo Ling, Yau Tong and Lei Yue Mun Outline Zoning Plan No. S/K15/15 dated 21 June 2002 for "Residential (Group E)" purposes. According to the explanatory notes attached to the said Outline Zoning Plan, any development or redevelopment shall not exceed a maximum domestic plot ratio of 5 and a maximum non-domestic plot ratio of 1.

(3) According to the information provided by HK Ferry Group, the total estimated cost for completion of the development as at 28 February 2007 was about HK$256,000,000 and the construction cost expended upto 28 February 2007 was approximately HK$12,400,000.

(4) The capital value of the property when completed as at 28 February 2007 was HK$840,000,000.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(C) Property interests held for investment in Hong Kong			
89.	Commercial Developments including Advertising Panels of Phases I and II, and Commercial Parking Spaces and Loading and Unloading Spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon Situated within the Remaining Portion of Kowloon Inland Lot No. 11127	Metro Harbour View is a comprehensive residential development comprising 10 blocks of 45-storey residential blocks over a 4-storey plus basement commercial and car parking podium. The development has been developed into two phases. Phase I (Towers 1 to 4 and 6) and Phase II (Towers 5 and 7 to 10) are completed in 2002 and 2003 respectively. The property comprises the commercial podium on the ground and first floors, 181 private car parking spaces, 130 public light goods vehicle parking spaces and 26 loading and unloading spaces. The property has a total gross floor area of approximately 253,478 sq.ft. (23,548.68 sq.m.), excluding the areas of all parking, loading and unloading spaces. The property is held from the Government for a term of 50 years from 28 August 1999. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Except portions of the property with a total gross floor area of approximately 11,498 sq.ft. are vacant, the property is let under various tenancies for term of 1 to 4 years with the latest tenancy expiring in June 2009 at a total basic monthly rent of approximately HK$1,657,000. The parking spaces and loading and unloading spaces are let on monthly and hourly bases. The total car park income (including commercial and residential car parking spaces) in February 2007 was approximately HK$778,000.	654,000 (31.36% attributable to HIL: 205,094)

Note: The registered owners of the property are HKF Property Investment Limited in which HIL holds attributable interest of 31.36% (643/4700 shares) and Lenfield Limited in which HIL holds attributable interest of 31.36% (4057/4700 shares) with them holding the property as tenants-in-common.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(C) Property interests held for investment in Hong Kong			
90.	The interest attributable to HK Ferry Group in Silvermine Beach Hotel and various agricultural and building lots in Demarcation District No. 2, Mui Wo, Lantau Island, New Territories (see Note 1 for lot numbers)	The property comprises four portions. **Portion A** Portion A (Silvermine Beach Hotel) comprises 2 blocks (Old and New Wings) of 3-storey hotel building erected on a site with registered site area of approximately 81,200 sq.ft. (7,543.66 sq.m.). The Old Wing was completed in about 1983 and accommodates 70 guest rooms, a restaurant, a lounge, a conference room, a sauna room and a gymnasium. The New Wing was completed in about 1992 and accommodates 59 guest rooms. The total gross floor area of the hotel is approximately 58,850 sq.ft. (5,467.30 sq.m.). **Portion B** Portion B comprises several agricultural lots and a building lot with a total site area of approximately 307,915 sq.ft. (28,606 sq.m.) situated in Mui Wo on Lantau Island. **Portion C** Portion C comprises several agricultural lots with a total site area of approximately 45,564 sq.ft. (4,233 sq.m.) situated in Mui Wo on Lantau Island.	Silvermine Beach Hotel is operated by HK Ferry Group as a hotel. Portions B, C and D are vacant.	66,050 (31.36% attributable to HIL: 20,713)

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Portion D Portion D comprises several agricultural lots with total site area of approximately 9,146.4 sq.ft. (849.72 sq.m.) situated in Mui Wo on Lantau Island. All four portions of the property are held from the Government for terms expiring on 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.		

Notes:

(1) The property comprises four portions:

	Lot No.	Registered Owner
Portion A (Silvermine Beach Hotel)	Lot No. 648 in Demarcation District No. 2, Mui Wo	Crestbridge Estates Limited (now known as HYFCO Properties Limited), in which HIL holds attributable interest of 31.36%
Portion B	Lots Nos. 431 to 487, The Remaining Portion of Section A of Lot No. 569, The Remaining Portion of Sub-section 1 of Section A of Lot No. 569, Lots Nos. 635, 636 and 637 all in Demarcation District No. 2, Mui Wo	Authian Estates Limited in which HIL holds attributable interest of 15.68%
Portion C	The Remaining Portion of Lot No. 614, Sections B and C and The Remaining Portion of Lot No. 619 all in Demarcation District No. 2, Mui Wo	Trendy Property Investment Limited in which HIL holds attributable interest of 31.36%
Portion D	Lot Nos. 498, 499, 588, 589, 590 and 591 in Demarcation District No. 2, Mui Wo	Trendy Property Investment Limited in which HIL holds attributable interest of 31.36%

(2) The market value in existing state as at 28 February 2007 represents 100% interest in Portions A, C and D and 50% interest in Portion B attributable to HK Ferry Group.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(C) Property interests held for investment in Hong Kong			
91.	House Nos. B14, B15 and B96 together with Car Parking Space Nos. 14, 15 and 116, Leyburn Villas, Cheung Sha, Lantau Island, New Territories 45/1170th shares of and in Lot No. 695 in Demarcation District No. 332	The property comprises three 2-storey town houses and three private car parking spaces within a residential development completed in about 1981. The total gross floor area of the property (excluding the car parking spaces) is approximately 4,364 sq.ft. (405.43 sq.m.). The property is held from the Government for a term of 99 years less the last three days from 1 July 1898. The term had been statutorily extended to 30 June 2047. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is fully let to various tenancies for terms of 1 to 2 years with the latest lease due to expire in October 2008 at a total monthly rent of HK$40,540, exclusive of rates and management fees.	12,900 (31.36% attributable to HIL: 4,045)

Note: The registered owner of the property is HYFCO Development Company Limited in which HIL holds attributable interest of 31.36%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(C) Property interests held for investment in Hong Kong			
92.	Section A and the Remaining Portion of Lot No. 3039, and Lot No. 3042 in Demarcation District No. 124, Hung Shui Kiu, Tuen Mun, New Territories	The property comprises several agricultural lots with a total site area of approximately 32,670 sq.ft. (3,035.12 sq.m.) situated in Hung Shui Kiu, Tuen Mun District. The property is held from the Government for terms of 75 years renewable for further terms of 24 years less the last three days from 1 July 1898 which had been statutorily extended to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is let from 1 April 2006 to 4 August 2007 at a monthly rent of HK$66,776 exclusive of rates and government rent.	7,500 (31.36% attributable to HIL: 2,352)

Note: The registered owner of the property is Genius Star Development Limited in which HIL holds attributable interest of 31.36%.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
	Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
	(C) Property interests held for investment in Hong Kong			
93.	Commercial Portion of Ground and 1st Floors, Nos. 43-51A Tong Mi Road, Tai Kok Tsui, Kowloon Situated within Sub-section 1 of Section B, the Remaining Portion of Section B, Sub-section 1 of Section A, Sub-section 2 of Section A, the Remaining Portion of Section A and Sub-section 3 of Section A of Kowloon Inland Lot No. 4281	The property comprises 8 commercial units on the ground floor and the whole of the 1st floor for commercial uses of a 26-storey composite building. It was completed in 2006. The property has a total saleable area of approximately 8,946 sq.ft. (831.10 sq.m.), excluding the yards. The property is held from the Government under Conditions of Sale No. 4124 for a term of 75 years renewable for a further term of 75 years from 15th July, 1940. The current Government rent payable for the property is HK$22 per annum.	Except for portion of the property with a total saleable area of approximately 5,912 sq.ft. (549.24 sq.m.) is vacant, the remaining portion of the property is let for various terms with the latest tenancy due to expire in January, 2010 at a total monthly rent of HK$73,800, exclusive of rates and management fees.	44,000 (31.36% attributable to HIL: 13,798)

Note: The registered owner of the property is Join Galaxy Limited in which HIL holds attributable interest of 31.36%.

VALUATION CERTIFICATE

Property interest	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007 *HK$('000)*
Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")			
(D) Property interest held for owner occupation in Hong Kong			
94. The shipyard at 98 Tam Kon Shan Road, Tsing Yi Town Lot No. 102, Tsing Yi, New Territories	The property comprises a shipyard lot upon which a 4-storey accommodation block, a decking structure incorporating a syncrolift system and some low-rise out-buildings or structures necessary for the operation as a shipyard are erected. The site area of the property is approximately 212,481 sq.ft. (19,740 sq.m.). The accommodation block is a 4-storey building completed in 1994 and provides accommodation for workshop, office and storage uses. The accommodation block has a total gross floor area of approximately 60,478 sq.ft. (5,618.56 sq.m.). The property is held from the Government for a term from 30 April 1994 to 30 June 2047. The current Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is operated as a shipyard with ancillary workshops and offices.	84,000 (31.36% attributable to HIL: 26,342)

Notes:

(1) The registered owner of the property is The Hong Kong Shipyard Limited in which HIL holds attributable interest of 31.36%.

(2) Our valuation of the property has included the land and building only but has excluded the plant and machinery existing at the property.

VALUATION CERTIFICATE

	Property interest	Description and tenure	Capital value in existing state as at 28 February 2007 *HK$('000)*

Group III Hong Kong Ferry (Holdings) Company Limited and its subsidiaries ("HK Ferry Group")

(E) Property interests leased to HK Ferry Group in Hong Kong and Macau

	Property interest	Description and tenure	Capital value in existing state as at 28 February 2007 *HK$('000)*
95.	12 property interests in Hong Kong and 1 property interest in Macau leased to HK Ferry Group	The property comprises a total of 12 leased properties in Hong Kong and 1 leased property in Macau Details are summarized as follows:	No commercial value

Use	Approximate Floor Area *(sq.ft.)*	No. of properties
Offices	2,771	4
Shops	1,549	5
Ferry Pier	222,943	4
	227,263	13

The property is currently leased to HK Ferry Group by various tenancies with the latest tenancy due to expire on 28 January 2010 at a total monthly rent of about HK$425,000, exclusive of rates, management fee, promotional fees and air-conditioning charges.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Directors' interests in shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) (other than the interests which Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning were taken or deemed under Part XV of the SFO to have in unlisted associated corporations of the Company which were solely derived from their deemed interests in Henderson Development Limited, HLD and/or the Company) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) pursuant to section 352 of the SFO, to be entered in the register maintained by the Company and the Stock Exchange; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules, were as follows:

Ordinary Shares (unless otherwise specified)

Long positions

				Number of Shares and shares in the Company's associated corporations held and nature of interest				Total number and percentage of issued share capital of the relevant company held	
Name of company	Relationship with the Company	Name of Director	Note	Personal interests	Family interests	Corporate interests	Other interests	Total	% Interest
The Company		Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
		Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
		Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
		Li Ning	1		2,076,089,007			2,076,089,007	68.13
		Lee Tat Man	2	6,666				6,666	0.00
		Lee King Yue	3	1,001,739				1,001,739	0.03

Name of company	Relationship with the Company	Name of Director	Note	Number of Shares and shares in the Company's associated corporations held and nature of interest				Total number and percentage of issued share capital of the relevant company held	
				Personal interests	Family interests	Corporate interests	Other interests	Total	% Interest
HLD	Holding company	Lee Shau Kee	4			1,122,938,300		1,122,938,300	57.81
		Lee Ka Kit	4				1,122,938,300	1,122,938,300	57.81
		Lee Ka Shing	4				1,122,938,300	1,122,938,300	57.81
		Li Ning	4		1,122,938,300			1,122,938,300	57.81
		Lee Tat Man	5	110,000				110,000	0.01
		Lee King Yue	6	42,900		19,800		62,700	0.00
		Lau Chi Keung	7	2,200				2,200	0.00
		Woo Ka Biu, Jackson	8		2,000			2,000	0.00
China Gas	Listed associated company	Lee Shau Kee	9	3,226,174		2,203,861,776		2,207,087,950	40.07
		Lee Ka Kit	9				2,203,861,776	2,203,861,776	40.01
		Lee Ka Shing	9				2,203,861,776	2,203,861,776	40.01
		Li Ning	9		2,203,861,776			2,203,861,776	40.01
HK Ferry	Listed associated company	Lee Shau Kee	10	7,799,220		111,732,090		119,531,310	33.55
		Lee Ka Kit	10				111,732,090	111,732,090	31.36
		Lee Ka Shing	10				111,732,090	111,732,090	31.36
		Li Ning	10		111,732,090			111,732,090	31.36
		Lam Ko Yin, Colin	11	150,000				150,000	0.04
		Leung Hay Man	12	2,250				2,250	0.00
Miramar Hotel	Listed associated company	Lee Shau Kee	13			255,188,250		255,188,250	44.21
		Lee Ka Kit	13				255,188,250	255,188,250	44.21
		Lee Ka Shing	13				255,188,250	255,188,250	44.21
		Li Ning	13		255,188,250			255,188,250	44.21
		Woo Po Shing	14	2,705,000		2,455,000		5,160,000	0.89
Panva Gas Holdings Limited	Listed associated company	Lee Shau Kee	15			772,911,729		772,911,729	43.95
		Lee Ka Kit	15				772,911,729	772,911,729	43.95
		Lee Ka Shing	15				772,911,729	772,911,729	43.95
		Li Ning	15		772,911,729			772,911,729	43.95

				Number of Shares and shares in the Company's associated corporations held and nature of interest				Total number and percentage of issued share capital of the relevant company held	
Name of company	Relationship with the Company	Name of Director	Note	Personal interests	Family interests	Corporate interests	Other interests	Total	% Interest
Henderson Development Limited	Holding company	Lee Shau Kee	16			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
		Lee Shau Kee	17			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
		Lee Shau Kee	18	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
		Lee Ka Kit	16				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
		Lee Ka Kit	17				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
		Lee Ka Kit	18				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
		Lee Ka Shing	16				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
		Lee Ka Shing	17				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
		Lee Ka Shing	18				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
		Li Ning	16		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
		Li Ning	17		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
		Li Ning	18		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
China Investment Group Limited	Subsidiary	Woo Ka Biu, Jackson	19			16,000		16,000	5.33

				Number of Shares and shares in the Company's associated corporations held and nature of interest				Total number and percentage of issued share capital of the relevant company held	
Name of company	Relationship with the Company	Name of Director	Note	Personal interests	Family interests	Corporate interests	Other interests	Total	% Interest
Drinkwater Investment Limited	Subsidiary of holding company	Leung Hay Man	20			5,000		5,000	4.49
		Woo Po Shing	21			3,250		3,250	2.92
Henfield Properties Limited	Subsidiary of holding company	Lee Ka Kit	22			4,000	6,000	10,000	100.00
Heyield Estate Limited	Subsidiary of holding company	Lee Shau Kee	23			100		100	100.00
		Lee Ka Kit	23				100	100	100.00
		Lee Ka Shing	23				100	100	100.00
		Li Ning	23		100			100	100.00
Pettystar Investment Limited	Subsidiary of holding company	Lee Shau Kee	24			3,240		3,240	80.00
		Lee Ka Kit	24				3,240	3,240	80.00
		Lee Ka Shing	24				3,240	3,240	80.00
		Li Ning	24		3,240			3,240	80.00
Shellson International Limited	Subsidiary of holding company	Lee Ka Kit	25			25	75	100	100.00

(b) **Directors' interests in assets of the Group**

As at the Latest Practicable Date, save for the interests of the Directors in the Acquisition through their interests in the shares of HLD as disclosed in (a) above, none of the Directors had any direct or indirect interests in any assets which had been acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

(c) **Directors' interests in contracts of the Group**

Save for the interests of the Directors in the Agreement through their interests in the shares of HLD as disclosed in (a) above, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date, and which was significant in relation to the business of the Group as a whole.

(d) **Substantial Shareholders**

As at the Latest Practicable Date, so far as is known to the Directors and chief executive of the Company, the following persons (not being Directors or chief executive of the Company), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Henderson Development Limited *(Note 1)*	2,070,473,859	67.94
Henderson Land Development Company Limited *(Note 1)*	2,070,473,859	67.94
Kingslee S.A. *(Note 1)*	2,070,473,859	67.94
Banshing Investment Limited *(Note 1)*	802,854,200	26.35
Markshing Investment Limited *(Note 1)*	602,398,418	19.77
Covite Investment Limited *(Note 1)*	363,328,900	11.92
Person other than Substantial Shareholders:		
Gainwise Investment Limited *(Note 1)*	217,250,000	7.13
Elliott Capital Advisors L.P. *(Note 26)*	152,635,500	5.01

Notes:

1. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD which in turn was 57.80% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of HD and Fu Sang. Rimmer and Riddick, as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mr. Lee King Yue was the beneficial owner of these shares.*

4. *Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of China Gas which was 38.47% held by the Company. The Company was 67.94% held by HLD which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 9 and HLD by virtue of the SFO. As Directors and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

5. *Mr. Lee Tat Man was the beneficial owner of these shares.*

6. *Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

7. *Mr. Lau Chi Keung was the beneficial owner of these shares.*

8. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

9. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,203,861,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by the Company; (ii) 476,165,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of the Company; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in the Company, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

10. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by the Company; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 1 and HK Ferry by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

11. *Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.*

12. *Mr. Leung Hay Man was the beneficial owner of these shares.*

13. *Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 1 and Miramar Hotel by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

14. *Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.*

15. *These shares were owned by Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 9 and Panva by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

16. *These shares were held by Hopkins as trustee of the Unit Trust.*

17. *These shares were held by Hopkins as trustee of the Unit Trust.*

18. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.*

19. *These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.*

20. *These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.*

21. *These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.*

22. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HLD.*

23. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HLD; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries*

of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

24. *Of these shares, (i) 3,038 shares were owned by HLD; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

25. *Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

26. *Of these shares, Elliott Capital Advisors L.P. was the beneficial owner of 151,653,500 shares, and interests in the remaining 982,000 shares were derived from cash settled derivatives.*

27. *The table below shows the positions held by Directors in Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land Development Company Limited, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited as at the Latest Practicable Date:*

Rimmer (Cayman) Limited

Name of Director	Position held in Rimmer (Cayman) Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Riddick (Cayman) Limited

Name of Director	Position held in Riddick (Cayman) Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Hopkins (Cayman) Limited

Name of Director	Position held in Hopkins (Cayman) Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Henderson Development Limited

Name of Director	Position held in Henderson Development Limited
Lee Shau Kee	Director
Lee Tat Man	Director
Woo Po Shing	Director
Lee Ka Kit	Director
Lee Ka Shing	Director
Colin Lam Ko Yin	Director and Alternate Director to Lee Tat Man

Henderson Land Development Company Limited

Name of Director	Position held in Henderson Land Development Company Limited
Lee Shau Kee	Chairman and Managing Director
Lee Ka Kit	Vice Chairman
Colin Lam Ko Yin	Vice Chairman
Lee Ka Shing	Vice Chairman
Lee Tat Man	Executive Director
Suen Kwok Lam	Executive Director
Lee King Yue	Executive Director
Eddie Lau Yum Chuen	Executive Director
Li Ning	Executive Director
Kwok Ping Ho	Executive Director
Woo Po Shing	Non-Executive Director
Leung Hay Man	Non-Executive Director
Gordon Kwong Che Keung	Independent Non-Executive Director
Ko Ping Keung	Independent Non-Executive Director
Wu King Cheong	Independent Non-Executive Director
Jackson Woo Ka Biu	Alternate Director to Woo Po Shing

Kingslee S.A.

Name of Director	Position held in Kingslee S.A.
Lee Shau Kee	Director
Lee Tat Man	Director
Lee King Yue	Director

Banshing Investment Limited

Name of Director	Position held in Banshing Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Markshing Investment Limited

Name of Director	Position held in Markshing Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Covite Investment Limited

Name of Director	Position held in Covite Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Gainwise Investment Limited

Name of Director	Position held in Gainwise Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or was proposing to enter into, any service contract with any member of the Group which did not expire or was not determinable by the relevant member of the Group within one year without payment of compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors, had deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong. As those companies which might have competing businesses with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive Directors, had been operating independently of, and at arm's length from, the businesses of those companies.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation, arbitration or claim of material importance and there was no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

CONSENTS

CIMB-GK, DTZ, Deloitte and Commerce & Finance Law Office have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their respective opinions, letters or reports, and the references to their names, opinions, letters or reports in form and context in which they respectively appear.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial and trading position of the Company since 31 December 2006, being the date to which the latest published audited accounts of the Company were made up.

QUALIFICATION OF EXPERTS

The following are the qualification of the experts who have given opinions or advice which are contained in this circular:

Name	Qualifications
CIMB-GK	a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO
DTZ	Property valuer
Deloitte	Certified Public Accountants
Commerce & Finance Law Offices (通商律師事務所)	Legal advisers on PRC law

As at the Latest Practicable Date, none of CIMB-GK, DTZ, Deloitte and Commerce & Finance Law Offices had any holding, directly or indirectly, of any securities in any member of the Group or any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any securities of any member of the Group.

As at the Latest Practicable Date, none of CIMB-GK, DTZ, Deloitte and Commerce & Finance Law Offices had any direct or indirect interests in any assets which since 31 December 2006 (being the date of which the latest published audited consolidated financial statements of the Group were made up) had been acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, any member of the Group.

MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, were entered into by the Group within the two years immediately preceding the date of this circular and are or may be material:

(i) the Agreement; and

(ii) the placing, underwriting and subscription agreement dated 18 April 2006 between Banshing Investment Limited (an indirect wholly-owned subsidiary of HLD) as vendor ("Vendor") , the Company and Credit Suisse (Hong Kong) Limited as the placing agent ("Placing Agent"), pursuant to which, among other things, (i) the Placing Agent had agreed to purchase or procure purchasers to acquire and the Vendor had agreed to sell 230,000,000 Shares at the placing price ("Placing Price") of HK$13.55 per Share ("Placing") and (ii) the Vendor had conditionally agreed to subscribe 230,000,000 new Shares ("Subscription") at the Placing Price adjusted for this purpose by the expenses incurred in relation to the Placing and the Subscription.

GENERAL

(a) The qualified accountant of the Company is Mr. Hui Lee Wo, *M.B.A., F.C.C.A, F.C.P.A.*

(b) The secretary of the Company is Mr. Timon Liu Cheung Yuen, *B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.*

(c) The registered office of the Company is situated at 72nd-76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(d) The share registrar of the Company is Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(e) The English text of this circular shall prevail over the Chinese text in case of inconsistency.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (expect for public holidays) at the office of Woo, Kwan, Lee & Lo at 26/F, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours, up to and including 14 May 2007:

(a) the memorandum and articles of association of the Company;

(b) the annual report of the Company for each of the two financial years ended 30 June 2006;

(c) the interim report of the Company for the six months ended 31 December 2006;

(d) the accountants' report of the Group, the text of which is set out in Appendix I to this circular;

(e) the unaudited pro proforma financial information on the Remaining Group and the comfort letter thereon from Deloitte, the text of which is set out in Appendix III to this circular;

(f) the letter from CIMB-GK to the Independent Shareholders, the text of which is set out on pages 23 to 39 of this circular;

(g) the letter, summary and values on the property interests of the Sale Companies, Miramar Hotel, HK Ferry and their respective subsidiaries prepared by DTZ, the text of which is set out in Appendix IV to this circular, and the valuation certificates of DTZ;

(h) the legal opinion of Commerce & Finance Law Offices in respect of the property interests of the Sale Companies, Miramar Hotel and their respective subsidiaries in the PRC;

(i) the consent letters of CIMB-GK, DTZ, Deloitte and Commerce & Finance Law Offices referred to in the section headed "Consents" in this appendix; and

(j) the material contract(s) as referred to in the section headed "Material contracts" in this appendix.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Henderson Investment Limited (the "Company") will be held at the Ballroom, B3 Level, The Ritz-Carlton Hong Kong, 3 Connaught Road Central, Hong Kong on Monday, 14 May 2007 at 11:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company, of which Resolutions Nos. 1 and 2 are intended to be proposed as ordinary resolutions, and Resolution No. 3 is intended to be proposed as a special resolution:

ORDINARY RESOLUTIONS

1. "**THAT**:

   (A) the conditional agreement dated 27 March 2007 entered into between the Company and Henderson Land Development Company Limited (the "Agreement", a copy of which has been produced to this meeting and marked "A" and signed by the chairman of the meeting (the "Chairman") for the purpose of identification) in relation to the Disposal (as defined and described in the circular dated 20 April 2007 despatched to the shareholders of the Company of which the notice convening this meeting forms part, a copy of which has been produced to this meeting and marked "B" and signed by the Chairman for the purpose of identification) and the transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

   (B) the taking of all steps and doing of all things and execution of all documents by the Company and its subsidiaries to implement, give effect to or complete the Agreement and the transactions contemplated thereby, and the making and giving of and agreeing to such variations, amendments, modifications, waivers or extensions of the terms of the Agreement and the transactions contemplated thereby, as the directors of the Company may consider to be necessary, desirable, appropriate or expedient, be and are hereby approved, confirmed and ratified."

2. "**THAT** subject to completion of the Agreement (as defined in Ordinary Resolution No. 1 set out in the notice convening this meeting at which this Resolution is proposed), a distribution by payment in cash of either:

   (A) an amount of HK$5.00 per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company, if the reduction of the share premium account of the Company referred to in Special Resolution No. 3 set out in the notice convening this meeting at which this Resolution is proposed (the "Share Premium Reduction") becomes unconditional; or

(B) an amount of HK$3.80 per share to the holders of shares of HK$0.20 each in the issued share capital of the Company whose names appear on the register of members of the Company on a date to be fixed and determined by the directors of the Company, if the Share Premium Reduction does not become unconditional."

SPECIAL RESOLUTION

3. "**THAT**, conditional upon (i) the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting at which this Resolution is proposed and completion of the Agreement (as defined in such Ordinary Resolution No.1), (ii) the passing of Ordinary Resolution No. 2 set out in the notice convening this meeting at which this Resolution is proposed, and (iii) the confirmation of the reduction of the share premium account of the Company referred to in paragraph (A) below by the Court of First Instance of the High Court of Hong Kong (the "Court"), the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming such reduction of the share premium account together with such other documents as may be required under section 61 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong):

(A) the amount standing to the credit of the share premium account of the Company be reduced by the sum of HK$5,000,000,000 and the directors of the Company be and are hereby authorised to credit the same amount arising from such reduction to the distributable reserve of the Company in such manner as the directors of the Company consider appropriate; and

(B) the directors of the Company be and are hereby authorised generally to do all acts and things, and to approve, sign and execute all documents, which in their opinion may be necessary, desirable, appropriate or expedient to implement or to give effect to the foregoing including, without limitation, to seek confirmation from, and authorise counsel on behalf of the Company to provide any undertaking as is necessary to, the Court."

By order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 20 April 2007

Registered Office:
72nd -76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more person(s) as his proxy(ies) to attend and to vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(3) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited with the share registrar of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

附註：

(1) 凡有權出席會議及投票之股東，均有權委任一名或以上之人士作為其受委代表代其出席及投票。在票選投票中，股東可親身或由受委代表投票。委任代表毋須為本公司股東。

(2) 倘屬任何股份之聯名持有人，則任何一名有關人士可就該股份親自或委派代表出席該會議，猶如其為唯一持有人。若超過一名聯名持有人親自或委派代表出席該會議，則於股東名冊上排名較先之該名有關人士，方單獨有權就有關股份在該會議上投票。

(3) 代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在該會議或其任何續會之指定舉行時間48小時前交回本公司之股份過戶登記處，標準証券登記有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席會議及於會上投票。

於本公佈日期，董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、劉智強、黃浩明及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

(B) 倘股份溢價減少並無成為無條件，則向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份之持有人支付每股港幣3.80元之款項。」

特別決議案

3. 「**動議**待(i)召開本決議案提呈之本大會之通告所載第1項普通決議案獲通過及協議(定義見第1項普通決議案)完成後、(ii)召開本決議案提呈之本大會之通告所載第2項普通決議案獲通過，以及(iii)香港高等法院原訟法庭(「法院」)確認下文(A)段所述減少本公司之股份溢價賬，法院施加之所有條件獲履行及香港公司註冊處處長登記該項減少股份溢價賬之法院命令連同根據香港法例第32章公司條例第61條可能規定之其他文件後：

(A) 將本公司股份溢價賬之進賬額減少港幣5,000,000,000元，並授權本公司之董事以本公司董事認為適當之方式將該項減少所產生之相同金額撥入本公司之可供分派儲備內；及

(B) 全面授權本公司董事作出一般彼等認為就執行前述事項或使其生效而言屬必要、適宜、適當或權宜之一切行動及事宜，以及批准、簽署及簽立彼等認為就執行前述者或使其生效而言屬必要、適宜、適當或權宜之所有文件(包括但不限於向法院尋求確認及授權訟務律師代表本公司向法院提供任何必要之保證)。」

承董事局命
公司秘書
廖祥源

香港，二零零七年四月二十日

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

茲通告恒基兆業發展有限公司(「本公司」)訂於二零零七年五月十四日星期一上午十一時三十分假座香港干諾道中3號麗嘉酒店B3大禮堂舉行股東特別大會，藉以考慮及酌情通過下列本公司之決議案(不論有否作出修訂)，其中第1項及第2項決議案擬提呈為普通決議案，而第3項決議案則擬提呈為特別決議案：

普通決議案

1. 「**動議**：

(A) 批准、確認及追認本公司與恒基兆業地產有限公司於二零零七年三月二十七日就出售事項(定義及詳情見二零零七年四月二十日向本公司股東寄發之通函，而召開本大會之通告構成其中一部分，其副本已呈交本大會，並註有「B」字樣及由本大會主席(「主席」)簽署以資識別)訂立之有條件協議(「協議」，其副本已呈交本大會，並註有「A」字樣及由主席簽署以資識別)，以及據此擬進行之交易；及

(B) 批准、確認及追認本公司董事認為必要、適宜、適當或權宜之本公司及其附屬公司採取的一切步驟及進行的一切事宜及簽立的所有文件，以執行及完成協議及據此擬進行之交易及使其生效，以及對協議之條款及據此擬進行之交易作出及提供及同意的更改、修正、修訂、豁免或延續。」

2. 「**動議**待協議(定義見召開本決議案提呈之本大會之通告所載之第1項普通決議案)完成之前提下，以現金支付下列分派之一：

(A) 倘召開本決議案提呈之本大會之通告所載第3項特別決議案所述本公司之股份溢價賬減少(「股份溢價減少」)成為無條件，則向於本公司董事訂定及決定之日期名列本公司股東名冊持有本公司已發行股本中每股面值港幣0.20元之股份之持有人支付每股港幣5.00元之款項；或

(d) 本集團之會計師報告，其全文在與本通函附錄一；

(e) 剩餘集團之未經審核備考財務資料及德勤之告慰函，其全文載於本通函附錄三；

(f) 聯昌國際證券致獨立股東之函件，全文載於本通函第23至39頁；

(g) 戴德梁行編製出售公司、美麗華酒店、香港小輪及彼等各自之附屬公司之物業權益之函件、概要及價值，其全文載於本通函附錄四，以及戴德梁行之估值證書；

(h) 通商律師事務所就出售公司、美麗華酒店及彼等各自之附屬公司於中國之物業權益提供之法律意見書；

(i) 本附錄「同意書」一節所述聯昌國際證券、戴德梁行、德勤及通商律師事務所發出之同意書；及

(j) 本附錄「重大合約」一節所述之重大合約。

重大合約

以下合約（並非於一般業務範圍內訂立之合約）乃於緊接本通函刊發日期前兩年內由本集團訂立屬於或可能屬於重大之合約：

(i) 協議；及

(ii) 賓勝置業有限公司（恒基地產之間接全資附屬公司）作為賣方（「賣方」）、本公司及瑞信（香港）有限公司作為配售代理（「配售代理」）於二零零六年四月十八日訂立之配售、包銷及認購協議，據此，其中包括(i)配售代理已同意購買或促使買方收購，而賣方已同意出售230,000,000股股份，配售價為每股股份港幣13.55元（「配售價」）（「配售事項」）及(ii)賣方已有條件同意認購230,000,000股新股份（「認購」），並按因配售事項及認購產生之開支作出調整之配售價而作出認購。

一般資料

(a) 本公司之合資格會計師為許利和先生，*M.B.A., F.C.C.A., F.C.P.A.*。

(b) 本公司之秘書為廖祥源先生，*B.Ec., F.C.P.A., C.A. (Aust.), F.C.S., F.C.I.S.*。

(c) 本公司之註冊辦事處位於香港中環金融街8號國際金融中心二期72至76樓。

(d) 本公司之股份過戶註冊處為標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(e) 倘中英文版本之內容出現歧異，概以英文版本為準。

備查文件

下列文件於二零零七年五月十四日（及包括該日）前任何週日（公眾假期除外）之正常辦公時間內，於胡關李羅律師行之辦事處可供查閱，地址為香港中環康樂廣場一號怡和大廈26樓：

(a) 本公司之組織大綱及章程細則；

(b) 本公司截至二零零六年六月三十日止兩個財政年度之年報；

(c) 本公司截至二零零六年十二月三十一日止六個月之中期報告；

訴訟

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何重大訴訟、仲裁或索償，且董事亦概不知悉本公司或本集團任何成員公司面臨任何待決或受威脅之重大訴訟、仲裁或索償。

同意書

聯昌國際證券、戴德梁行、德勤及通商律師事務所已就本通函之刊發發出彼等各自之同意書，同意按本通函所載之個別形式及涵義，轉載彼等各自之意見、函件或報告及引述彼等之名稱、意見、函件或報告，且迄今並無撤回其同意書。

重大不利變動

於最後實際可行日期，董事概不知悉本公司之財務及貿易狀況自二零零六年十二月三十一日（即本公司編製最新刊發經審核賬目之日期）以來有任何重大不利變動。

專家資歷

以下為發表本通函所載意見或建議之專家之資格：

名稱	資格
聯昌國際證券	根據證券及期貨條例持牌可從事第1類受規管活動（證券交易）、第4類受規管活動（為證券提供意見）及第6類受規管活動（就機構融資提供意見）
戴德梁行	物業估值師
德勤	執業會計師
通商律師事務所	中國法律之法律顧問

於最後實際可行日期，聯昌國際證券、戴德梁行、德勤及通商律師事務所概無直接或間接持有本集團任何成員公司之任何證券，亦概無任何權利或購股權（不論是否可合法強制執行）可認購或提名他人認購本集團任何成員公司之任何證券。

於最後實際可行日期，聯昌國際證券、戴德梁行、德勤及通商律師事務所概無於自二零零六年十二月三十一日（即本集團編製最新刊發之經審核綜合財務報表之日期）以來已由本集團任何成員公司收購或出售或出租予本集團任何成員公司，或建議由本集團任何成員公司收購或出售或出租予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

敏勝置業有限公司

董事姓名	於敏勝置業有限公司擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

踞威置業有限公司

董事姓名	於踞威置業有限公司擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

Gainwise Investment Limited

董事姓名	於Gainwise Investment Limited擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

董事之服務合約

於最後實際可行日期，概無董事已與本集團任何成員公司訂立，或建議訂立任何不會於一年內屆滿或在不作補償(法定補償除外)情況下由本集團之有關成員公司終止之服務合約。

競爭業務

於最後實際可行日期，本公司主席李兆基博士及董事李家傑先生、李家誠先生及李寧先生於香港從事物業投資、發展及管理業務之公司被視為擁有權益及／或擔任董事職務。由於該等可能與本集團有業務競爭之公司涉及不同類型及／或在不同地點之物業之物業投資、發展及管理，故此，本集團(維持三名獨立非執行董事)之經營獨立於該等公司之業務，並按公平原則基準營運。

恒基兆業有限公司

董事姓名	於恒基兆業有限公司擔任的職位
李兆基	董事
李達民	董事
胡寶星	董事
李家傑	董事
李家誠	董事
林高演	董事及李達民之替代董事

恒基兆業地產有限公司

董事姓名	於恒基兆業地產有限公司擔任的職位
李兆基	主席兼董事總經理
李家傑	副主席
林高演	副主席
李家誠	副主席
李達民	執行董事
孫國林	執行董事
李鏡禹	執行董事
劉壬泉	執行董事
李寧	執行董事
郭炳濠	執行董事
胡寶星	非執行董事
梁希文	非執行董事
鄺志強	獨立非執行董事
高秉強	獨立非執行董事
胡經昌	獨立非執行董事
胡家驃	胡寶星之替代董事

Kingslee S.A.

董事姓名	於Kingslee S.A.擔任的職位
李兆基	董事
李達民	董事
李鏡禹	董事

寶勝置業有限公司

董事姓名	於寶勝置業有限公司擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

24. 該等股份中，(i)3,038 股由恒基地產擁有；及 (ii)202 股由Jetwin International Limited 全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

25. 該等股份中，(i)25 股由李家傑先生全資擁有之崇基國際有限公司擁有；及 (ii)75 股由恒中全資擁有之Andcoe Limited 之全資附屬恒基(中國)投資有限公司擁有。

26. 該等股份中，Elliott Capital Advisors L.P.實益擁有151,653,500股，而其餘之982,000股之權益乃來自現金結算衍生工具。

27. 下表顯示董事於最後實際可行日期於Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司、恒基兆業地產有限公司、Kingslee S.A.、賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited擔任的職位：

Rimmer (Cayman) Limited

董事姓名	於Rimmer (Cayman) Limited擔任的職位
李兆基	董事
李達民	董事
林高演	董事

Riddick (Cayman) Limited

董事姓名	於Riddick (Cayman) Limited擔任的職位
李兆基	董事
李達民	董事
林高演	董事

Hopkins (Cayman) Limited

董事姓名	於Hopkins (Cayman) Limited擔任的職位
李兆基	董事
李達民	董事
林高演	董事

11. 該等股份由林高演先生實益擁有。

12. 該等股份由梁希文先生實益擁有。

13. 該等股份中，本公司全資擁有之Aynbury Investments Limited 之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited 及Threadwell Limited 分別擁有100,612,750 股、79,121,500 股及75,454,000 股。根據證券及期貨條例，李兆基博士被視為擁有本公司(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

14. 該等股份中，胡寶星爵士實益擁有2,705,000 股，而其餘之2,455,000 股由胡寶星爵士擁有50%之芳芬有限公司擁有。

15. 該等股份由中華煤氣之全資附屬Hong Kong & China Gas (China) Limited持有。根據證券及期貨條例，李兆基博士被視為擁有中華煤氣(列載於附註9)及百江的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

16. Hopkins 作為單位信託之受託人持有該等股份。

17. Hopkins 作為單位信託之受託人持有該等股份。

18. 該等股份中，李兆基博士實益擁有35,000,000 股，而富生擁有其餘之15,000,000 股。

19. 該等股份由胡家驃先生擁有60%之Pearl Assets Limited 擁有。

20. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

21. 該等股份由胡寶星爵士及其妻子各擁有50%之 Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

22. 該等股份中，(i)4,000 股由李家傑先生全資擁有之Applecross Limited 擁有；及 (ii)6,000 股由恒基地產間接全資擁有公司恒基中國集團有限公司(「恒中」)全資擁有之Andcoe Limited 之全資附屬恒基(中國)投資有限公司擁有。

23. 該等股份中，(i)80 股由恒基地產全資附屬達榮發展有限公司擁有；(ii)10 股由恒兆全資附屬恒基財務有限公司擁有；及 (iii)Jetwin International Limited 之全資附屬Perfect Bright Properties Inc.及Furnline Limited 各自擁有 5 股。Triton (Cayman) Limited 作為一單位信託之受託人，擁有Jetwin International Limited 之全部已發行股份。Triumph (Cayman) Limited 及Victory (Cayman) Limited 分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited 及Victory (Cayman) Limited 之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及

4. 該等股份中，(i)570,743,800 股由恒兆擁有；(ii)7,962,100 股由恒兆之全資附屬先樂置業有限公司擁有；(iii)145,090,000 股由Cameron Enterprise Inc.擁有；222,045,300 股由South Base Limited 全資擁有之Believegood Limited 擁有；61,302,000 股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited 擁有；55,000,000 股由Mei Yu Ltd.全資擁有之Fancy Eye Limited 擁有；55,000,000 股由World Crest Ltd.全資擁有之Spreadral Limited 擁有；及Cameron Enterprise Inc.、South Base Limited 、Jayasia Investments Limited 、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited 之全資附屬公司，而Yamina Investment Limited 為恒兆全資擁有；(iv)5,602,600 股由中華煤氣之全資附屬 Superfun Enterprises Limited 擁有，本公司持有中華煤氣38.47%，恒基地產持有本公司67.94%，而恒兆則持有恒基地產57.80%；及 (v)192,500 股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有中華煤氣、恒兆及富生 (列載於附註1 及9) 及恒基地產的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有42,900 股，而其餘之19,800 股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

7. 該等股份由劉智強先生實益擁有。

8. 該等股份由胡家驃先生之妻子擁有。

9. 該等股份中，李兆基博士實益擁有3,226,174 股，而其餘之2,203,861,776 股股份中，(i)本公司全資擁有之Timpani Investments Limited 之全資附屬迪斯利置業有限公司及Medley Investment Limited 分別擁有1,159,024,597 股及484,225,002 股；(ii)476,165,946 股由本公司之全資附屬Macrostar Investment Limited 擁有；(iii)3,966,472 股由恒兆全資擁有之Yamina Investment Limited 之全資附屬Boldwin Enterprises Limited擁有；及 (iv)80,479,759 股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有本公司、恒兆及富生 (列載於附註1) 及中華煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

10. 該等股份中，李兆基博士實益擁有7,799,220 股，而其餘之111,732,090 股股份中，(i)本公司全資擁有之Pataca Enterprises Limited 之全資附屬Graf Investment Limited 、Mount Sherpa Limited 及Paillard Investment Limited 各擁有23,400,000 股；及(ii)41,532,090 股由本公司全資擁有之Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited 擁有。根據證券及期貨條例，李兆基博士被視為擁有本公司 (列載於附註1) 及香港小輪的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

(d) 主要股東

於最後實際可行日期，據董事及本公司之行政總裁所知，下列人士(並非董事及本公司之行政總裁)於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文將須向本公司披露之權益或淡倉。

好倉

	擁有權益之股份數目	權益百分比
主要股東：		
Rimmer (Cayman) Limited *(附註1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(附註1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(附註1)*	2,076,089,007	68.13
恒基兆業有限公司 *(附註1)*	2,070,473,859	67.94
恒基兆業地產有限公司 *(附註1)*	2,070,473,859	67.94
Kingslee S.A. *(附註1)*	2,070,473,859	67.94
賓勝置業有限公司 *(附註1)*	802,854,200	26.35
敏勝置業有限公司 *(附註1)*	602,398,418	19.77
踞威置業有限公司 *(附註1)*	363,328,900	11.92
主要股東以外之人士：		
Gainwise Investment Limited *(附註1)*	217,250,000	7.13
Elliott Capital Advisors L.P. *(附註26)*	152,635,500	5.01

附註：

1. *該等股份中，李兆基博士實益擁有34,779,936 股，而其餘之2,076,089,007 股股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited 及登銘置業有限公司分別擁有802,854,200 股、602,398,418 股、363,328,900 股、217,250,000 股及84,642,341 股，而恒基兆業有限公司(「恒兆」)持有恒基地產57.80%；及(ii)5,615,148 股由富生擁有。Hopkins作為一單位信託之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer及Riddick分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins 、Rimmer 及Riddick 之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。*

2. *該等股份由李達民先生實益擁有。*

3. *該等股份由李鏡禹先生實益擁有。*

				持有本公司股份及本公司相聯公司之股份數目及權益性質				所持相關公司股份之總數及佔其已發行股本之百分比	
公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
精威置業有限公司	控股公司之附屬公司	梁希文	20			5,000		5,000	4.49
		胡寶星	21			3,250		3,250	2.92
興暉置業有限公司	控股公司之附屬公司	李家傑	22			4,000	6,000	10,000	100.00
喜田地產有限公司	控股公司之附屬公司	李兆基	23			100		100	100.00
		李家傑	23				100	100	100.00
		李家誠	23				100	100	100.00
		李　寧	23		100			100	100.00
Pettystar Investment Limited	控股公司之附屬公司	李兆基	24			3,240		3,240	80.00
		李家傑	24				3,240	3,240	80.00
		李家誠	24				3,240	3,240	80.00
		李　寧	24		3,240			3,240	80.00
兆誠國際有限公司	控股公司之附屬公司	李家傑	25			25	75	100	100.00

(b) 董事於本集團之資產之權益

於最後實際可行日期，除董事透過上文(a)所披露彼等於恒基地產之股份中擁有之權益而於收購事項中擁有權益外，自二零零六年十二月三十一日(即本集團編製最新刊發之經審核綜合財務報表之日期)以來，概無董事於任何已由本公司或其任何附屬公司收購或出售，或出租予本公司或其任何附屬公司，或建議將由本公司或其任何附屬公司收購或出售，或出租予本公司或其任何附屬公司之任何資產中擁有任何直接或間接權益。

(c) 董事於本集團之合約之權益

除董事透過上文(a)所披露彼等於恒基地產之股份中擁有之權益而於協議中擁有權益外，概無董事於本集團任何成員公司訂立而於最後實際可行日期仍然生效，且對本集團之業務整體屬重大之任何合約或安排中擁有重大權益。

公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
				持有本公司股份及本公司相聯公司之股份數目及權益性質					所持相關公司股份之總數及佔其已發行股本之百分比
恒基兆業有限公司	控股公司	李兆基	16			8,190 (普通股A股)		8,190 (普通股A股)	100.00
		李兆基	17			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
		李兆基	18	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
		李家傑	16				8,190 (普通股A股)	8,190 (普通股A股)	100.00
		李家傑	17				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
		李家傑	18				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
		李家誠	16				8,190 (普通股A股)	8,190 (普通股A股)	100.00
		李家誠	17				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
		李家誠	18				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
		李　寧	16		8,190 (普通股A股)			8,190 (普通股A股)	100.00
		李　寧	17		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
		李　寧	18		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00
中國投資集團有限公司	附屬公司	胡家驃	19			16,000		16,000	5.33

公司名稱	與本公司之關係	董事姓名	附註	持有本公司股份及本公司相聯公司之股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	總數	所持相關公司股份之總數及佔其已發行股本之百分比 權益%
恒基地產	控股公司	李兆基	4			1,122,938,300		1,122,938,300	57.81
		李家傑	4				1,122,938,300	1,122,938,300	57.81
		李家誠	4				1,122,938,300	1,122,938,300	57.81
		李　寧	4		1,122,938,300			1,122,938,300	57.81
		李達民	5	110,000				110,000	0.01
		李鏡禹	6	42,900		19,800		62,700	0.00
		劉智強	7	2,200				2,200	0.00
		胡家驃	8		2,000			2,000	0.00
中華煤氣	上市聯營公司	李兆基	9	3,226,174		2,203,861,776		2,207,087,950	40.07
		李家傑	9				2,203,861,776	2,203,861,776	40.01
		李家誠	9				2,203,861,776	2,203,861,776	40.01
		李　寧	9		2,203,861,776			2,203,861,776	40.01
香港小輪	上市聯營公司	李兆基	10	7,799,220		111,732,090		119,531,310	33.55
		李家傑	10				111,732,090	111,732,090	31.36
		李家誠	10				111,732,090	111,732,090	31.36
		李　寧	10		111,732,090			111,732,090	31.36
		林高演	11	150,000				150,000	0.04
		梁希文	12	2,250				2,250	0.00
美麗華酒店	上市聯營公司	李兆基	13			255,188,250		255,188,250	44.21
		李家傑	13				255,188,250	255,188,250	44.21
		李家誠	13				255,188,250	255,188,250	44.21
		李　寧	13		255,188,250			255,188,250	44.21
		胡寶星	14	2,705,000		2,455,000		5,160,000	0.89
百江燃氣控股有限公司	上市聯營公司	李兆基	15			772,911,729		772,911,729	43.95
		李家傑	15				772,911,729	772,911,729	43.95
		李家誠	15				772,911,729	772,911,729	43.95
		李　寧	15		772,911,729			772,911,729	43.95

責任聲明

本通函乃遵照上市規則之規定而提供有關本公司之資料。董事願共同及個別對本通函所載資料之準確性負全責，並經作出一切合理查詢後，確認就彼等所知及所信，並無遺漏任何事實致使本通函所載任何內容產生誤導。

披露權益

(a) 董事於本公司及其相聯公司之股份、相關股份及債券中擁有權益

於最後實際可行日期，董事及本公司之行政總裁於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有(i)根據證券及期貨條例第XV部第7及8分部，須知會本公司及聯交所之權益及淡倉(包括根據證監會之該等條文已擁有或被視作已擁有之權益及淡倉)；或(ii)根據證券及期貨條例第352條須記入本公司及聯交所存置之登記冊之權益及淡倉；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則之權益及淡倉(根據證券及期貨條例第XV部，李兆基博士、李家傑先生、李家誠先生及李寧先生僅因彼等被視為於恒基兆業有限公司、恒基地產及／或本公司擁有權益而被假設或視為於本公司非上市相聯公司擁有之權益除外)如下：

普通股(除文義另有所指外)

好倉

				持有本公司股份及本公司相聯公司之股份數目及權益性質					所持相關公司股份之總數及佔其已發行股本之百分比
公司名稱	與本公司之關係	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	權益%
本公司		李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
		李家傑	1				2,076,089,007	2,076,089,007	68.13
		李家誠	1				2,076,089,007	2,076,089,007	68.13
		李　寧	1		2,076,089,007			2,076,089,007	68.13
		李達民	2	6,666				6,666	0.00
		李鏡禹	3	1,001,739				1,001,739	0.03

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)

(E)　出租予香港小輪集團之香港及澳門物業權益

95. 出租予香港小輪集團之12項香港物業權益及1項澳門物業權益

該物業包括合共12個香港出租物業及1個澳門出租物業。

有關詳情概述如下：

用途	概約樓面面積 *(平方呎)*	物業數目
辦公室	2,771	4
店舖	1,549	5
小輪碼頭	222,943	4
	227,263	13

該物業現時以多份租約出租予香港小輪集團，最遲之租期將於二零一零年一月二十八日屆滿，月租總額約港幣425,000元，不包括差餉、管理費、宣傳費及空調費用。

無商業價值

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第三類 香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(D) 持作業主佔用之香港物業權益			
94. 新界青衣青衣市地段102號担杆山路98號船廠	該物業包括一個船廠地段，於其上興建了一幢4層高大樓、一個配備了同步升降船排系統之甲板建築及部分配合船廠運作所需之層數少之附屬建築物或建築物。 該物業之地盤面積約為212,481平方呎(19,740平方米)。 大樓為一幢於一九九四年落成之4層高樓宇，提供作工場、辦公室及儲存用途，其總建築樓面面積約為60,478平方呎(5,618.56平方米)。 該物業向政府租借持有，年期由一九九四年四月三十日至二零四七年六月三十日止。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	該物業用作經營船廠及配套設施與辦公室。	84,000 (恒基發展應佔31.36%：26,342)

附註：

(1) 該物業之登記業主為香港船廠有限公司，恒基發展持有該公司應佔權益31.36%。

(2) 吾等所進行之物業估值只包括土地及樓宇，並不包括該物業上之設備及機器。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(C)　持作投資之香港物業權益			
93. 九龍大角咀塘尾道43-51A號地下及1樓之商業部份 位於九龍內地段4281號B段分段1、B段餘段、A段分段1、A段分段2、A段餘段及A段分段3	該物業包括位於一幢26層高綜合大樓用作商業用途之地下8個商用單位及1樓全層，該物業於二零零六年落成。 該物業之總實用面積約為8,946平方呎(831.10平方米)，不包括天井。 該物業根據賣地條件4124號向政府租借持有，由一九四零年七月十五日起，為期75年，可另行續租75年。現時該物業每年應付政府地租為港幣22元。	除該物業總實用面積約5,912平方呎(549.24平方米)現時空置外，該物業其餘部份根據多份年期不同之租約出租，最遲之租期將於二零一零年一月屆滿，月租總額約為港幣73,800元，不包括差餉及管理費。	44,000 (恒基發展應佔31.36%：13,798)

附註：　該物業之登記業主為仲勤有限公司，恒基發展持有該公司應佔權益31.36%。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
	(C) 持作投資之香港物業權益			
92.	新界屯門洪水橋丈量約份第124約地段3039號A段及餘段及地段3042號	該物業包括位於屯門洪水橋之多個農業地段，總地盤面積約32,670平方呎(3,035.12平方米)。 該物業向政府租借持有，由一八九八年七月一日起，為期75年，可另行續租24年減去最後三日，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	該物業由二零零六年四月一日至二零零七年八月四日以月租港幣66,776元(不包括差餉及政府地租)出租。	7,500 (恒基發展應佔31.36%：2,352)

附註：　該物業之登記業主為仲星發展有限公司，恒基發展持有該公司應佔權益31.36%。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(C)　持有作投資之香港物業權益			
91. 新界大嶼山長沙麗濱別墅B14、B15及B96號屋連14、15及116號私家車車位 丈量約份第332約地段695號1170份中之45份	該物業包括位於一個約於一九八一年落成之住宅發展項目之三幢兩層高洋房及三個私家車車位。 該物業之總建築樓面面積(不包括車位)約為4,364平方呎(405.43平方米)。 該物業向政府租借持有，由一八九八年七月一日起，為期99年減去最後三日。租用年期已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	該物業根據多份年期由1年至2年不等之租約全數出租，最遲之租期將於二零零八年十月屆滿，月租總額為港幣40,540元，不包括差餉及管理費。	12,900 (恒基發展應佔31.36%：4,045)

附註：　該物業之登記業主為香港油麻地建設有限公司，恒基發展持有該公司應佔權益31.36%。

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
	D部份 D部份包括大嶼山梅窩多幅農地，總地盤面積約9,146.4平方呎(849.72平方米)。 該物業全部四個部份均向政府租借持有，年期於二零四七年六月三十日屆滿。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。		

附註：

(1) 該物業包括以下四個部份：

	地段編號	登記擁有人
A部份 (銀礦灣酒店)	梅窩丈量約份第2約地段648號	Crestbridge Estates Limited（現稱HYFCO Properties Limited），恒基發展持有當中31.36%之應佔權益。
B部份	梅窩丈量約份第2約地段431號至487號、569號A段餘段、569號A段1分段餘段、地段635號、636號及637號	Authian Estates Limited，恒基發展持有當中15.68%應佔權益
C部份	梅窩丈量約份第2約地段614號餘段、619號B段，C段及餘段	Trendy Property Investment Limited，恒基發展持有當中31.36%應佔權益
D部份	梅窩丈量約份第2約地段498號、499號、588號、589號、590號及591號	Trendy Property Investment Limited，恒基發展持有當中31.36%應佔權益

(2) 於二零零七年二月二十八日，現況下之資本值為香港小輪集團應佔A、C及D部份之100%權益及B部份之50%權益。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第三類 香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(C) 持有作投資之香港物業權益			
90. 新界大嶼山梅窩丈量約份第2約銀礦灣酒店及多幅農地及屋地之香港小輪集團應佔權益 (地段編號請參閱附註1)	該物業包括四個部份。 **A部份** A部份(銀礦灣酒店)包括兩幢(舊翼及新翼)坐落登記地盤面積約81,200平方呎(7,543.66平方米)地盤之三層高酒店大廈。 舊翼約於一九八三年落成，內有70間客房、一個餐廳、休息室、會議室、桑拿房及健身室。 新翼約於一九九二年落成，內有59間客房。 酒店之總建築樓面面積約為58,850平方呎(5,467.30平方米)。 **B部份** B部份包括大嶼山梅窩之多幅農地及一幅屋地，總地盤面積約307,915平方呎(28,606平方米)。 **C部份** C部份包括大嶼山梅窩之多幅農地，總地盤面積約45,564平方呎(4,233平方米)。	銀礦灣酒店由香港小輪集團經營作酒店。 B、C及D部份現正空置。	66,050 (恒基發展應佔31.36%：20,713)

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元

第三類 香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)

(C) 持作投資之香港物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
89. 九龍大角咀福利街8號港灣豪庭商業發展部份包括一期及二期廣告板及商用車位及裝卸區 位於九龍內地段11127號餘段	港灣豪庭為一個綜合住宅發展項目，包括10幢45層高住宅大樓，建於4層高地庫之上，另加商業及車位平台。 該發展項目分兩期發展。一期(第1至第4座及第6座)及二期(第5座及第7至第10座)分別於二零零二年及二零零三年落成。 該物業包括位於地下及1樓之商用平台、181個私家車車位、130個公共小型客貨車車位及26個裝卸地點。 該物業之總建築樓面面積約為253,478平方呎(23,548.68平方米)，不包括所有車位及裝卸地點面積。 該物業向政府租借持有，由一九九九年八月二十八日起，為期50年。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	除該物業總建築樓面面積約11,498平方呎現時空置外，該物業根據多份年期由1年至4年不等之租約出租，最遲之租期將於二零零九年六月屆滿，基本月租總額約為港幣1,657,000元。 車位及裝卸地點以月租及時租方式出租。於二零零七年二月，車位之總收入(包括商業及住宅車位)約為港幣778,000元。	654,000 (恒基發展應佔31.36%：205,094)

附註： 該物業之登記業主為香港小輪物業投資有限公司，恒基發展持有其應佔權益31.36%(即4700份中之643份)及良輝有限公司，恒基發展持有其應佔權益31.36%(即4700份中之4057份)，該兩家公司以分權共有人方式持有該物業。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(B)　持作發展之香港物業權益			
88. 九龍油塘草園街6號 油塘內地段38號	該物業包括一個登記地盤面積約25,069平方呎(2,329平方米)之地盤。 根據由香港小輪集團提供之已審批圖則，該物業計劃用作商業／住宅用途，總建築樓面面積約為164,078平方呎(15,243.2平方米)。該物業將會提供37個私家車車位，3個裝卸點及5個電單車車位。該發展項目預期於二零零九年完成。 該物業向政府租借持有，由一八九八年七月一日起，為期99年減去最後三日。租用年期已法定延長至二零四七年六月三十日。現時該地段每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	該物業正在興建中並正在進行打樁工程。	538,400 (恒基發展應佔31.36%：168,842)

附註：

(1) 該物業之登記業主為良輝有限公司，恒基發展持有該公司應佔權益31.36%。

(2) 該物業位於日期為二零零二年六月二十一日之茶果嶺、油塘及鯉魚門分區計劃大綱編號S/K15/15之分區內，該物業劃分作「住宅(戊類)」用途。根據上述分區計劃大綱附有之附註，任何發展項目或重建項目之最高住宅地積比率不得超過5倍及最高非住宅地積比率不得超過1倍。

(3) 根據香港小輪集團提供之資料，該項目預計落成之建築成本總額於二零零七年二月二十八日約為港幣256,000,000元及截至二零零七年二月二十八日為止，所涉及已花費之建築成本約為港幣12,400,000元。

(4) 該物業建成後於二零零七年二月二十八日之資本值為港幣840,000,000元。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(B)　持作發展之香港物業權益			
87. 九龍大角咀大角咀道220及222號九龍內地段11159號	該物業包括一個登記地盤面積約36,140平方呎(3,357.489平方米)之地盤。 根據由香港小輪集團提供之已審批圖則，該物業計劃用作住宅／商業用途，總建築樓面面積約為333,866平方呎(31,016.9平方米)。該物業將會提供63個私家車車位，5個裝卸點及7個電單車車位。該發展項目預期於二零零八年落成。 該物業向政府租借持有，根據換地條件12658號，由二零零四年六月三日起，為期50年。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	該物業正在興建中並正在進行上蓋物業建築工程。	1,261,000 (恒基發展應佔31.36%：395,450)

附註：

(1) 該物業之登記業主為良輝有限公司，恒基發展持有該公司應佔權益31.36%。

(2) 根據二零零六年五月十九日之旺角分區計劃大綱編號S/K3/23，該物業劃分作「住宅(甲類)」用途。

(3) 根據香港小輪集團提供之資料，該項目預計落成之建築成本總額於二零零七年二月二十八日約為港幣453,000,000元及截至二零零七年二月二十八日為止，所涉及已花費之建築成本約為港幣124,300,000元。

(4) 該物業建成後於二零零七年二月二十八日之資本值為港幣1,845,000,000元。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)

(A) 持有待售之香港物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
86. 九龍大角咀塘尾道51號新港豪庭多個住宅單位 位於九龍內地段4281號B段分段1、B段餘段、A段分段1、A段分段2、A段餘段及A段分段3	該物業包括位於二零零六年落成之新港豪庭之合共54個住宅單位。 該物業之總建築樓面面積約為37,414平方呎(3,475.85平方米)。 該物業根據賣地條件4124號向政府租借持有，由一九四零年七月十五日起，為期75年，可續期75年。現時該物業每年應付政府地租為港幣22元。	住宅單位現時空置。	169,000 (恒基發展應佔31.36%：52,998)

附註：　該物業之登記業主為仲勤有限公司，恒基發展持有該公司應佔權益31.36%。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(A) 持有待售之香港物業權益			
85. 九龍大角咀福利街8號港灣豪庭多個住宅單位及車位 位於九龍內地段11127號餘段	該物業包括於二零零三年落成之港灣豪庭(一期和二期)之合共約74個住宅單位、262個車位及70個電單車車位。 該物業之總建築樓面面積約為47,124平方呎(4,377.93平方米),不包括車位面積。 該物業向政府租借持有,由一九九九年八月二十八日起,為期50年。現時該物業每年應付政府地租金額相等於該物業當時之應課差餉租值之3%。	住宅單位現時空置。車位以時租及月租方式出租。於二零零七年二月,車位之總收入(包括商業及住宅汽車車位)約為港幣778,000元。	270,000 (恒基發展應佔15.68%:42,336)

附註: 該物業之登記業主為香港小輪物業投資有限公司及良輝有限公司,恒基發展於該兩家公司均擁有應佔權益31.36%。根據香港小輪物業投資有限公司及良輝有限公司、怡穎發展有限公司及成傑發展有限公司於一九九九年十一月十二日訂立之發展協議,香港小輪集團有權收取重建項目(該物業為其中一部分)住宅部分所得之50%銷售所得款項。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
	(G) 持有待售之美國物業權益			
84.	美國加利福尼亞州彼沙郡林肯市29A及B地段、30C、D及E地段、27C、3B-1及3B-2地段、第9村1、2及4號住宅地皮	該物業包括一幅位於加利福尼亞州彼沙郡林肯市之形狀不規則土地，土地可作零售／商業、辦公室及住宅用途。 該物業包括約901,256平方呎(83,728.73平方米)之零售用地、2,188,890平方呎(203,352.84平方米)之辦公室用土及291個住宅地段。 該物業根據永久產權持有。	該物業現時空置。	594,157 (恒基發展應佔38.9048%：231,156)

附註：　該物業之登記業主為Placer Holdings, Inc，恒基發展持有該公司應佔權益38.9048%。

估值證書

物業權益	概況及年期	二零零七年二月二十八日現況下之資本值 *港幣千元*

第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(F)　出租予美麗華酒店集團之中國物業權益

83. 出租予美麗華酒店集團之3項中國物業權益

該物業包括合共3個中國出租物業。

有關詳情概述如下：

用途	概約樓面面積 *(平方呎)*	物業數目
住宅	57,458	2
辦公室	1,265	1
	58,723	3

該物業現時以多份租約出租予美麗華酒店集團，最遲之租期將於二零零七年十二月三十一日屆滿，月租總額約人民幣107,100元，不包括差餉、管理費、宣傳費及空調費用。

無商業價值

(iv) 根據MIIC S.A.之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團所提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：-

房屋所有權證	有
信託契據	有
買賣合同	有

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(E)　持作業主佔用之中國物業權益			
82. 北京朝陽區建國門外大街24號京華公寓1座 403及 503室	該物業包括位於一幢於一九八九年落成之15層高住宅大樓4樓及5樓之兩個住宅單位。 該物業之概約總建築樓面面積為3,322平方呎(308.60平方米)。 該物業之土地使用年期並無註明。	該物業現時由美麗華酒店集團佔用作員工宿舍。	2,777 (恒基發展應佔44.21%：1,228)

附註：

(1) 根據房屋所有權證第00143及00144號，證書上列明之主要條件如下：

業主	：	楊秉正(請參閱下文附註2)
地點	：	建國門外大街24號京華公寓1座403及503室
概約建築樓面面積	：	403室－154.30平方米 503室－154.30平方米
用途：		住宅

(2) 根據信託契據，楊秉正以受益人Miramar International Investment Corporation S.A.(「MIIC S.A.」)之名義持有物業，恒基發展持有該公司應佔權益44.21%。

(3) 根據於一九八九年四月二十五日訂立之買賣合同，該物業按以下代價購入：

	購買代價
403室	205,411美元
503室	204,962美元

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據北京市房地產管理局於一九八一年六月一日發出之房屋所有權證第00143及00144號，楊秉正已取得總建築樓面面積308.60平方米之該物業之房屋所有權；。

(ii) 楊秉正有權使用、轉讓、租賃或抵押該物業；

(iii) 根據MIIC S.A.之確認，該物業並不受任何抵押、出售或任何其他第三方權益所規限；及

(4) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房屋所有權證	有
買賣合同	有

估值證書

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(D) 持作業主佔用之中國物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
81. 廣東省深圳蛇口特別工業區蛇口碧濤苑公寓2座1層A室	該物業包括一幢於一九八三年落成之6層高住宅大廈1層之1個住宅單位。 該物業之建築樓面面積約874平方呎(81.20平方米)。 該物業之土地使用年期未定。	該物業為空置。	527 (恒基發展應佔44.21%:233)

附註:

(1) 根據房屋所有權證5568號,該權證訂明之顯著條件(其中包括)概述如下:—

(i)	業主	:	港九娛樂有限公司(恒基發展持有當中之44.21%應佔權益)
(ii)	地點	:	深圳蛇口特別工業區蛇口碧濤苑公寓2座1樓A室
(iii)	建築樓面面積	:	81.20平方米(874平方呎)

(2) 根據日期為一九八三年十二月二十三日之買賣合同,該物業以代價港幣220,000元購入。

(3) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見:

(i) 根據深圳市人民政府於一九八四年二月二十五日發出之房屋所有權證5568號,港九娛樂有限公司已取得該建築樓面面積874平方呎之物業之房屋所有權;

(ii) 港九娛樂有限公司有權使用、轉讓、租賃或抵押該物業;

(iii) 根據港九娛樂有限公司之確認,該物業並無作任何抵押、出售或任何其他第三方權益,但受租約所規限;及

(iv) 根據港九娛樂有限公司之確認,該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(D) 持作投資之中國物業權益			
80. 廣東省中山中山二路59號裕華花園廣場4層402號舖	裕華花園包括建於一幢6層高商業/娛樂/泊車平台(包括一個地庫)上之兩幢27層高之住宅大樓，於一九九零年代落成。 該物業包括購物平台4層之1個舖位，總建築樓面面積約1,594.20平方呎(17,160平方米)。 該物業已獲授土地使用權，將於二零六二年三月三十日屆滿，可作商業用途。	該物業為空置。	4,700 (恒基發展應佔44.21%：2,078)

附註：

(1) 根據中山市人民政府於二零零三年三月十一日發出之房地產權證C1623311號，佳晴投資有限公司(恒基發展持有當中44.21%應佔權益)已取得79.71平方米之分攤地盤面積之土地使用權以及該物業(建築樓面面積為1,594.20平方米)之房屋所有權，土地使用權將於二零六二年三月三十日屆滿，可作商業用途。

(2) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據中山市人民政府於二零零三年三月十一日發出之房地產權證C1623311號，佳晴投資有限公司已取得79.71平方米之分攤地盤面積之土地使用權以及該物業(建築樓面面積為1,594.20平方米)之房屋所有權，土地使用權將於二零六二年三月三十日屆滿，可作商業用途；

(ii) 佳晴投資有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據佳晴投資有限公司之確認，該物業並無作任何抵押、出售、租賃或任何其他第三方權益；及

(iv) 根據佳晴投資有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(3) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有

(iv) 根據志達建築工程有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(4) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有
買賣合同	有

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(D)　持作投資之中國物業權益			
79. 廣東省廣州東山區環市東路496號廣發花園美麗華廣場4層	廣發花園包括建於一個於一九九六年落成之4層高商業平台上(另加一個地庫)之一幢21層高之辦公兼住宅大樓及一幢21層高之辦公室大樓。 該物業包括廣發花園商業平台4層全層，總建築樓面面積約43,637平方呎(4,054.21平方米)。 該物業已獲授土地使用權，由一九九八年五月二十九日起為期40年，可作商業用途。	該物業為空置。	28,300 (恒基發展應佔44.21%：12,511)

附註：

(1) 根據廣州市土地及房屋管理局於一九九九年十月二十九日發出之房地產權證0551879號，志達建築工程有限公司(恒基發展持有當中44.21%應佔權益)已取得該分攤地盤面積之土地使用權及該物業之房屋所有權，總建築樓面面積為4,054.21平方米，土地使用權由一九九八年五月二十九日起為期40年，可作商業用途。

(2) 根據日期為一九九六年十月八日之買賣合同012997號，該物業以代價人民幣110,289,000元轉讓予志達建築工程有限公司。

(3) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據廣州市土地及房屋管理局於一九九九年十月二十九日發出之房地產權證0551879號，志達建築工程有限公司已取得該分攤地盤面積之土地使用權及該物業之房屋所有權，總建築樓面面積為4,054.21平方米，土地使用權由一九九八年五月二十九日起為期40年，可作商業用途；

(ii) 志達建築工程有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據志達建築工程有限公司之確認，該物業並無作任何抵押、出售、租賃或任何其他第三方權益；及

(x) 富城國際包裝有限公司獲取得該物業單位19C之房地產權證並無法律障礙；

(xi) 於富城國際包裝有限公司取得房地產權證及付清相關之稅款後，金利怡國際有限公司申請更改該物業單位19C之業權並無法律障礙；及

(xii) 於取得房地產權證後，金利怡國際有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業單位19C，而毋須向政府支付額外土地出讓金。

(8) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

國有土地使用權證	無
國有土地使用權出讓合同	有(以發展商名義)
房地產所有權函	有(以發展商名義)
房地產權證	有(單位109、117及133)

(7) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據廣州市國土資源和房屋管理局於二零零四年三月二十五日發出之3份房地產權證，金利怡國際有限公司已取得該分攤地盤面積之土地使用權及該物業之單位109、117及133之房屋所有權，總建築樓面面積為163.64平方米，土地使用權由一九九八年五月二十九日起為期40年。詳情概述如下：

單位編號	權證編號	住宅部份之總建築樓面面積 *(平方米)*	發出日期	土地使用年期
133	C3358848	51.99	二零零五年一月十三日	40年
109	C2500573	31.14	二零零四年三月二十五日	40年
117	C2500574	80.51	二零零四年三月二十五日	40年
	總計：	**163.64**		

(ii) 金利怡國際有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業之單位109、117及133，而毋須向政府支付額外土地出讓金；

(iii) 根據金利怡國際有限公司之確認，除單位109受租約所規限外，該物業之單位117及133並無作任何抵押、出售、租賃或任何其他第三方權益；

(iv) 根據金利怡國際有限公司之確認，該物業之單位109、117及133並無被強制佔用、涉及訴訟、糾紛或法律障礙；

(v) 根據廣州仲裁委員會於二零零五年十月十四日發出之廣州仲裁委員會裁決書(2005) 1369號，區環市東路500號18至25樓之土地使用權及房屋所有權，被廣州市中級人民法院以廣東省信托房產開發公司之名義查封。根據廣州仲裁委員會之決定，廣東廣發房地產有限公司擁有該物業之妥善法定所有權；

(vi) 廣發房地產有限公司申請解除被查封物業並更改業權並無法律障礙。

(vii) 於廣發房地產有限公司解除被查封物業及更改其業權後，金利怡國際有限公司獲取被扣押物業之房地產權證並無法律障礙；

(viii) 於取得房地產權證後，金利怡國際有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業於環市東路500號之單位18A，而毋須向政府支付額外土地出讓金；

(ix) 根據金利怡國際有限公司之確認，除被廣州市仲裁委員會查封外，該物業於環市東路500號之單位18A並無作任何抵押、出售、租賃或任何其他第三方權益；

幸運閣

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
18	90.15	不適用	不適用	不適用	不適用	不適用	不適用	不適用
19	不適用	不適用	125.12	不適用	不適用	不適用	不適用	不適用

然而，於吾等進行估值時並未取得有關幸運閣之2個單位獲授之權證性質之資料，故吾等並無給予該2個單位任何商業價值。然而，假設已取得所有權文件，於二零零七年二月二十八日現狀下，該2個幸運閣單位之資本值及恒基發展(21.6629%)於該2個單位應佔之價值分別為港幣1,241,000元及港幣269,000元。

(2) 根據廣州市國土資源和房屋管理局分別於二零零四年三月二十三日及二零零五年一月十三日發出之3份房地產權證，金利怡國際有限公司(恒基發展持有當中21.6629%應佔權益)已取得該分攤地盤面積之土地使用權及該物業之單位109、117及133之房屋所有權，總建築樓面面積為163.64平方米，土地使用權由一九九八年五月二十九日起為期40年。詳情概述如下：

單位編號	權證編號	住宅部份之總建築樓面面積 (平方米)	發出日期	土地使用年期
133	C3358848	51.99	二零零五年一月十三日	40年
109	C2500573	31.14	二零零四年三月二十五日	40年
117	C2500574	80.51	二零零四年三月二十五日	40年
	總計：	163.64		

(3) 根據美麗華酒店集團提供之資料，上述物業權益已根據與廣東省信托房產開發公司(廣發花園之發展商)及其他相關人士訂立之多份協議最終分派予金利怡國際有限公司。

(4) 根據廣州市土地管理局及廣東省信托房產開發公司於一九九三年六月二十三日訂立之國有土地使用權出讓合同(93) 186號，該地盤可用作混合式商業／住宅用途。土地使用年期由發出國有土地使用權證起分別為期70年(住宅用途)、40年(商業用途)及50年(其他用途)。

(5) 一九九八年六月，廣東省信托房產開發公司就位於區環市東路496至500號之該幢總建築樓面面積為50,401.46平方米之大廈及該塊地盤面積為5,493.08平方米之土地獲發房地產所有權函0032475號。

(6) 根據廣州仲裁委員會於二零零五年十月十四日發出之廣州仲裁委員會裁決書(2005) 1369號，該分攤地盤面積之土地使用權及區環市東路500號18至25樓之房屋所有權，被廣州市中級人民法院以廣東省信托房產開發公司之名義查封。根據廣州仲裁委員會之決定，廣東廣發房地產有限公司管有上述該等物業之妥善法定所有權。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元

第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(D) 持作投資之中國物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
78. 廣東省廣州東山區環市東路496、498及500號廣發花園美麗華廣場1層部份及幸運閣兩個單位	廣發花園包括建於一個於一九九六年落成之4層高商業平台上(另加一個地庫)之一幢21層高之辦公兼住宅大樓及一幢21層高之辦公室大樓。 該物業包括廣發花園商業平台第1層之3個舖位(總建築樓面面積約1,761平方呎(163.64平方米))及辦公大樓之2個單位(總建築樓面面積約2,317平方呎(215.27平方米))。 該發展項目獲授之土地使用年期分別為70年(住宅用途)、40年(商業用途)及50年(其他用途)。	約335平方呎(31.14平方米)之單位109受一份將於二零一零年十一月十四日屆滿之租約所規限。 該物業餘下部份現為空置。	2,940 (請參閱附註1) (恒基發展應佔21.6629%：637)

附註：

(1) 該物業包括以下單位，各單位之概約建築樓面面積(以平方米計算)如下：

美麗華廣場

單位編號	**建築樓面面積** *(平方米)*
109	31.14
117	80.51
133	51.99
總計	163.64

(3) 根據美麗華酒店集團提供之資料，上述物業權益已根據與廣東省信托房產開發公司及其他相關人士訂立之多份協議最終分派予力盈資源有限公司。

(4) 根據買賣合同，該物業以代價人民幣2,627,520元轉讓。於二零零七年二月二十八日，該物業仍處於交易過程中。

(5) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據廣州市國土資源和房屋管理局分別於二零零二年三月十三日及二零零三年八月八日發出之3份房地產權證，力盈資源有限公司已取得該分攤地盤面積之土地使用權及該物業之房屋所有權，總建築樓面面積為375.36平方米，土地使用權由一九九八年五月二十九日起為期50年。詳情概述如下：

單位編號	權證編號	住宅部份之總建築樓面面積 *(平方米)*	發出日期
24F	C0788595	125.12	二零零二年三月十二日
24G	C0788594	125.12	二零零二年三月十二日
25G	C0788593	125.12	二零零二年三月十二日
	總計：	**375.36**	

(ii) 力盈資源有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據力盈資源有限公司之確認，該物業並無作任何抵押、出售、租賃或任何其他第三方權益；

(iv) 買賣協議對買賣雙方均具有法律約束力。該物業仍處於交易過程中；及

(v) 根據力盈資源有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(6) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有

估 值 證 書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(D)　持作投資之中國物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
77.	廣東省廣州東山區環市東路496-500號廣發花園栢麗商業中心3個單位	廣發花園包括建於一個於一九九六年落成之4層高商業平台上(另加一個地庫)之一幢21層高之辦公兼住宅大樓及一幢21層高之辦公室大樓。 該物業包括廣發花園之辦公大樓之3個單位，總建築樓面面積約4,040平方呎(375.36平方米)。 該發展項目已獲授土地使用年期，由一九九八年五月二十九日起為期50年，可作綜合用途。	該物業為空置。	2,620 (恒基發展應佔30.947%：811)

附註：

(1)　該物業包括以下單位，各單位之概約建築樓面面積(以平方米計算)如下：－

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
24	不適用	不適用	不適用	不適用	不適用	125.12	125.12	不適用
25	不適用	不適用	不適用	不適用	不適用	不適用	125.12	不適用

(2)　根據廣州市國土資源和房屋管理局於二零零二年三月十三日發出之3份房地產權證，力盈資源有限公司(恒基發展持有當中30.947%應佔權益)已取得該分攤地盤面積之土地使用權及該物業之房屋所有權，總建築樓面面積為375.36平方米，土地使用權由一九九八年五月二十九日起為期50年。詳情概述如下：－

單位編號	權證編號	住宅部份之總建築樓面面積 *(平方米)*	發出日期
24F	C0788595	125.12	二零零二年三月十二日
24G	C0788594	125.12	二零零二年三月十二日
25G	C0788593	125.12	二零零二年三月十二日
	總計：	**375.36**	

日，該物業之土地使用權及房屋所有權再被查封，而廣東廣發房地產有限公司已於二零零七年一月二十六日提出反對。因此，吾等並無給予該物業任何商業價值。然而，假設已獲得所有權文件，該物業於二零零七年二月二十八日現況下之資本值為港幣17,386,000元，而恒基發展於二零零七年二月二十八日之應佔資本值(30.947%)則為港幣5,380,000元。

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據廣州仲裁委員會於二零零五年十月十四日發出之廣州仲裁委員會裁決書(2005)1369號，該物業18至25樓28個單位之土地使用權及房屋所有權，已被廣州市中級人民法院以廣東省信托房產開發公司之名義查封。根據廣州仲裁委員會於二零零六年四月十三日作出之決定，廣東廣發房地產有限公司擁有上述物業之妥善法定所有權及相關之土地使用權。於二零零六年十二月二十日，該物業之土地使用權及房屋所有權再被查封，而廣東廣發房地產有限公司已於二零零七年一月二十六日提出反對；

(ii) 廣發房地產有限公司申請解除被查封物業並更改業權並無法律障礙；

(iii) 於廣發房地產有限公司解除被查封物業及更改其業權後，力盈資源有限公司獲取被查封物業之房地產權證並無法律障礙；

(iv) 於取得房地產權證後，力盈資源有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業18至25樓28個單位，而毋須向政府支付額外土地出讓金；

(v) 根據力盈資源有限公司之確認，除被廣州市中級人民法院及廣東省高級人民法院查封外，該物業18至25樓28個單位並無作任何抵押、出售、租賃或任何其他第三方權益；及

(vi) 根據力盈資源有限公司之確認，除被廣州市中級人民法院及廣東省高級人民法院查封外，該物業18至25樓28個單位並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

國有土地使用權出讓合同	有(以發展商名義)
房地產權證	有(以發展商名義)

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元

第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(D)　持作投資之中國物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
76.	廣東省廣州東山區環市東路500號廣發花園幸運閣28個單位	廣發花園包括建於一個於一九九六年落成之4層高商業平台上(另加一個地庫)之一幢21層高之辦公兼住宅大樓及一幢21層高之辦公室大樓。 該物業包括廣發花園之辦公兼住宅大樓之28個單位,總建築樓面面積約30,708平方呎(2,853.69平方米)。 該發展項目獲授之土地使用年期分別為70年(住宅用途)、40年(商業用途)及50年(其他用途)。	該物業為空置。	無商業價值 (請參閱附註3)

附註:

(1) 該物業包括以下單位,各單位之概約建築樓面面積(以平方米計算)如下:

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
18	不適用	不適用	不適用	不適用	不適用	不適用	125.12	不適用
20	不適用	125.12	不適用	不適用	90.15	125.12	125.12	90.15
22	不適用	不適用	不適用	不適用	90.15	125.12	125.12	90.15
23	90.15	125.12	不適用	90.15	90.15	不適用	不適用	不適用
24	90.15	125.12	125.12	90.15	90.15	125.12	125.12	90.15
25	90.15	125.12	不適用	90.15	90.15	125.12	不適用	90.15

(2) 根據美麗華酒店集團提供之資料,上述物業權益已根據與廣東省信托房產開發公司(廣發花園之發展商)及其他相關人士訂立之多份協議最終分派予力盈資源有限公司。

(3) 根據廣州仲裁委員會於二零零五年十月十四日發出之廣州仲裁委員會裁決書(2005) 1369號,該物業18至25樓28個單位之土地使用權及房屋所有權,已被廣州市中級人民法院以廣東省信托房產開發公司之名義查封。根據廣州仲裁委員會於二零零六年四月十三日作出之決定,廣東廣發房地產有限公司擁有該物業之妥善法定所有權。於二零零六年十二月二十

(iii) 根據力盈資源有限公司之確認，除若干單位及第3層全層租約所限外，該物業並無作任何抵押、出售、租賃或任何其他第三方權益；及

(iv) 根據力盈資源有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：－

房地產權證	有

單位編號	證書編號	住宅部分之建築樓面面積 (平方米)	發出日期
340	0945808	59.25	二零零一年十二月四日
342	0945806	108.08	二零零一年十二月四日
341	0945807	59.25	二零零一年十二月四日
335	0945813	93.35	二零零一年十二月四日
305	0946200	37.52	二零零一年十二月四日
306	0946199	55.66	二零零一年十二月四日
307	0946198	56.07	二零零一年十二月四日
308	0946197	51.65	二零零一年十二月四日
309	0946196	76.06	二零零一年十二月四日
310	0946195	85.16	二零零一年十二月四日
311	0946194	92.30	二零零一年十二月四日
324	0945824	51.65	二零零一年十二月四日
325	0945823	62.30	二零零一年十二月四日
326	0945822	55.66	二零零一年十二月四日
327	0945821	56.07	二零零一年十二月四日
328	0945820	37.52	二零零一年十二月四日
329	0945819	37.52	二零零一年十二月四日
330	0945818	76.06	二零零一年十二月四日
331	0945817	85.16	二零零一年十二月四日
332	0945816	92.30	二零零一年十二月四日
333	0945815	82.46	二零零一年十二月四日
334	0945814	70.39	二零零一年十二月四日
304	0945801	37.52	二零零一年十二月四日
303	0945802	62.30	二零零一年十二月四日
302	0945803	79.15	二零零一年十二月四日
301	0945804	59.76	二零零一年十二月四日
312	0946193	82.46	二零零一年十二月四日
313	0946192	70.39	二零零一年十二月四日
315	0946190	59.25	二零零一年十二月四日
314	0946191	93.35	二零零一年十二月四日
316	0945832	77.98	二零零一年十二月四日
317	0945831	74.15	二零零一年十二月四日
318	0945830	134.95	二零零一年十二月四日
319	0945829	76.30	二零零一年十二月四日
320	0945828	59.25	二零零一年十二月四日
321	0945827	108.08	二零零一年十二月四日
322	0945826	43.60	二零零一年十二月四日
323	0945825	79.15	二零零一年十二月四日
343	0945805	43.60	二零零一年十二月四日
	總計：	5,746.04	

(ii) 力盈資源有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據廣州土地資源及房屋管理局分別於二零零四年二月九日、二零零二年三月十三日及二零零一年十二月四日發出之75份房地產權證，力盈資源有限公司已取得該物業之分攤面積之土地使用權及房屋所有權，包括總建築樓面面積5,746.04平方米，土地使用權由一九九八年五月二十九日起計為期40年。詳情概述如下：

單位編號	**證書編號**	**住宅部分之建築樓面面積** *(平方米)*	**發出日期**
地庫B部份	C2534967	636.52	二零零四年二月九日
120	C0788829	80.51	二零零二年三月十三日
121	C0788830	55.28	二零零二年三月十三日
104	C0788825	28.43	二零零二年三月十三日
103	C0788824	78.77	二零零二年三月十三日
102	C0788823	63.68	二零零二年三月十三日
105	C0788826	51.99	二零零二年三月十三日
107	C0788827	35.04	二零零二年三月十三日
118	C0788828	36.36	二零零二年三月十三日
135	C0788831	78.77	二零零二年三月十三日
136	C0788833	24.44	二零零二年三月十三日
101	C0788822	27.53	二零零二年三月十三日
106	C0788837	36.99	二零零二年三月十三日
207	C0788817	75.18	二零零二年三月十三日
208	C0788802	84.55	二零零二年三月十三日
209	C0788801	36.83	二零零二年三月十三日
210	C0788600	91.97	二零零二年三月十三日
211	C0788599	80.66	二零零二年三月十三日
217	C0788589	133.40	二零零二年三月十三日
219	C0788588	57.35	二零零二年三月十三日
220	C0788587	106.83	二零零二年三月十三日
218	C0788586	75.43	二零零二年三月十三日
216	C0788585	73.29	二零零二年三月十三日
215	C0788584	79.76	二零零二年三月十三日
214	C0788582	64.19	二零零二年三月十三日
206	C0788818	57.27	二零零二年三月十三日
203	C0788832	82.16	二零零二年三月十三日
202	C0788834	78.24	二零零二年三月十三日
204	C0788835	49.21	二零零二年三月十三日
213	C0788838	57.35	二零零二年三月十三日
205	C0788836	67.74	二零零二年三月十三日
212	C0788598	74.26	二零零二年三月十三日
336	0945812	77.98	二零零一年十二月四日
337	0945811	74.15	二零零一年十二月四日
338	0945810	134.95	二零零一年十二月四日
339	0945809	76.30	二零零一年十二月四日

單位編號	證書編號	住宅部分之建築樓面面積 (平方米)	發出日期
325	0945823	62.30	二零零一年十二月四日
326	0945822	55.66	二零零一年十二月四日
327	0945821	56.07	二零零一年十二月四日
328	0945820	37.52	二零零一年十二月四日
329	0945819	37.52	二零零一年十二月四日
330	0945818	76.06	二零零一年十二月四日
331	0945817	85.16	二零零一年十二月四日
332	0945816	92.30	二零零一年十二月四日
333	0945815	82.46	二零零一年十二月四日
334	0945814	70.39	二零零一年十二月四日
304	0945801	37.52	二零零一年十二月四日
303	0945802	62.30	二零零一年十二月四日
302	0945803	79.15	二零零一年十二月四日
301	0945804	59.76	二零零一年十二月四日
312	0946193	82.46	二零零一年十二月四日
313	0946192	70.39	二零零一年十二月四日
315	0946190	59.25	二零零一年十二月四日
314	0946191	93.35	二零零一年十二月四日
316	0945832	77.98	二零零一年十二月四日
317	0945831	74.15	二零零一年十二月四日
318	0945830	134.95	二零零一年十二月四日
319	0945829	76.30	二零零一年十二月四日
320	0945828	59.25	二零零一年十二月四日
321	0945827	108.08	二零零一年十二月四日
322	0945826	43.60	二零零一年十二月四日
323	0945825	79.15	二零零一年十二月四日
343	0945805	43.60	二零零一年十二月四日
	總計：	5,746.04	

(3) 根據美麗華酒店集團所提供之資料，上述物業權益最終已根據與廣東省信托房產開發公司(廣發花園之發展商)及其他有關各方訂立之多項協議分派予力盈資源有限公司。

單位編號	證書編號	住宅部分之 建築樓面面積 (平方米)	發出日期
103	C0788824	78.77	二零零二年三月十三日
102	C0788823	63.68	二零零二年三月十三日
105	C0788826	51.99	二零零二年三月十三日
107	C0788827	35.04	二零零二年三月十三日
118	C0788828	36.36	二零零二年三月十三日
135	C0788831	78.77	二零零二年三月十三日
136	C0788833	24.44	二零零二年三月十三日
101	C0788822	27.53	二零零二年三月十三日
106	C0788837	36.99	二零零二年三月十三日
207	C0788817	75.18	二零零二年三月十三日
208	C0788802	84.55	二零零二年三月十三日
209	C0788801	36.83	二零零二年三月十三日
210	C0788600	91.97	二零零二年三月十三日
211	C0788599	80.66	二零零二年三月十三日
217	C0788589	133.40	二零零二年三月十三日
219	C0788588	57.35	二零零二年三月十三日
220	C0788587	106.83	二零零二年三月十三日
218	C0788586	75.43	二零零二年三月十三日
216	C0788585	73.29	二零零二年三月十三日
215	C0788584	79.76	二零零二年三月十三日
214	C0788582	64.19	二零零二年三月十三日
206	C0788818	57.27	二零零二年三月十三日
203	C0788832	82.16	二零零二年三月十三日
202	C0788834	78.24	二零零二年三月十三日
204	C0788835	49.21	二零零二年三月十三日
213	C0788838	57.35	二零零二年三月十三日
205	C0788836	67.74	二零零二年三月十三日
212	C0788598	74.26	二零零二年三月十三日
336	0945812	77.98	二零零一年十二月四日
337	0945811	74.15	二零零一年十二月四日
338	0945810	134.95	二零零一年十二月四日
339	0945809	76.30	二零零一年十二月四日
340	0945808	59.25	二零零一年十二月四日
342	0945806	108.08	二零零一年十二月四日
341	0945807	59.25	二零零一年十二月四日
335	0945813	93.35	二零零一年十二月四日
305	0946200	37.52	二零零一年十二月四日
306	0946199	55.66	二零零一年十二月四日
307	0946198	56.07	二零零一年十二月四日
308	0946197	51.65	二零零一年十二月四日
309	0946196	76.06	二零零一年十二月四日
310	0946195	85.16	二零零一年十二月四日
311	0946194	92.30	二零零一年十二月四日
324	0945824	51.65	二零零一年十二月四日

附註：

(1) 該物業包括下列廣發花園之單位：

	概約建築樓面面積 *(平方米)*		**概約建築樓面面積** *(平方米)*		**概約建築樓面面積** *(平方米)*		**概約建築樓面面積** *(平方米)*
地庫		**2層**		**3層**		**3層**	
B部份	636.52	202	78.24	301	59.76	322	43.60
		203	82.16	302	79.15	323	79.15
小計：	**636.52**	204	49.21	303	62.30	324	51.65
1層		205	67.74	304	37.52	325	62.30
101	27.53	206	57.27	305	37.52	326	55.66
102	63.68	207	75.18	306	55.66	327	56.07
103	78.77	208	84.55	307	56.07	328	37.52
104	28.43	209	36.83	308	51.65	329	37.52
105	51.99	210	91.97	309	76.06	330	76.06
106	36.99	211	80.66	310	85.16	331	85.16
107	35.04	212	74.26	311	92.30	332	92.30
118	36.36	213	57.35	312	82.46	333	82.46
120	80.51	214	64.19	313	70.39	334	70.39
121	55.28	215	79.76	314	93.35	335	93.35
135	78.77	216	73.29	315	59.25	336	77.98
136	24.44	217	133.40	316	77.98	337	74.15
		218	75.43	317	74.15	338	134.95
小計：	**597.79**	219	57.35	318	134.95	339	76.30
		220	106.83	319	76.30	340	59.25
				320	59.25	341	59.25
		小計：	**1,425.67**	321	108.08	342	108.08
						343	43.60
				小計：	**1,529.31**		
						小計：	**1,556.75**

(2) 根據廣州土地資源及房屋管理局分別於二零零四年二月九日、二零零二年三月十三日及二零零一年十二月四日發出之75份房地產權證，力盈資源有限公司(恒基發展於當中持有30.947%應佔權益)已取得該物業之分攤面積之土地使用權及房屋所有權，包括總建築樓面面積5,746.04平方米，土地使用權由一九九八年五月二十九日起計為期40年，作綜合用途。詳情概述如下：

單位編號	**證書編號**	**住宅部分之建築樓面面積** *(平方米)*	**發出日期**
地庫B部份	C2534967	636.52	二零零四年二月九日
120	C0788829	80.51	二零零二年三月十三日
121	C0788830	55.28	二零零二年三月十三日
104	C0788825	28.43	二零零二年三月十三日

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(D) 持作投資之中國物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
75. 廣東省廣州東山區環市東路496號廣發花園美麗華廣場地庫B部份、1層部份、2層部份及3層全層	廣發花園包括於一九九六年落成之一幢4層高商業平台上建有之一幢21層高辦公室連公寓大樓及一幢21層高辦公室大樓(連同一個地庫)。 該物業包括廣發花園商業平台之地庫部份、1層之12間店舖及2層之19間店舖及3層之43間店舖。該物業之概約建築樓面面積概述如下： 層數 / 概約建築樓面面積 平方米 / 平方呎 地庫B部份 636.52 6,852 1樓部份 597.79 6,435 2樓部份 1,425.67 15,346 3樓全層 3,086.06 33,218 總計： 5,746.04 61,851 該發展項目獲授之土地使用年期由一九九八年五月二十九日起計，為期四十年，作綜合用途。	總建築樓面面積約2,898平方呎(269.19平方米)之1層兩個單位及2層一個單位之租約將於二零零八年三月三十一日屆滿，而面積約3,086.06平方米(33,218平方呎)之3層全層之租約將於二零一二年十一月三十日屆滿。 該物業之剩餘部份現為空置。	58,540 (恒基發展應佔30.947%：18,116)

(iv) 上海上美置業有限公司有權在美麗華花園之土地使用權之尚餘年期內使用、轉讓、租賃或抵押美麗華花園(不包括已出售及已轉讓之部份)，而毋須向政府支付額外土地出讓金；

(v) 根據上海上美置業有限公司發出之確認，上述之美麗華花園部份(不包括已出售及已轉讓之部份)並無任何出售、租賃或任何其他第三方權益；及

(vi) 根據上海上美置業有限公司發出之確認，上述之美麗華花園部份(不包括已出售及已轉讓之部份)並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(7) 根據美麗華酒店集團提供之資料及中國法律顧問提供之意見，業權及主要批文及執照授出狀況如下：

國有土地使用權證	有
國有土地使用權出讓合同	有
商品房屋登記證	有(A座及B座及地庫)
批准證書	有
營業執照	有

(3) 根據上海市土地管理局於一九九三年三月十七日發出之國有土地使用權證第000289號及於一九九五年十二月二十八日發出之商品房屋登記證第01316號，虹僑路1770號地段地盤面積31,224平方米之土地使用權已授予上海上美置業有限公司，年期由一九九三年三月一日至二零六三年二月二十八日止，作住宅用途。

(4) 根據一九八七年十二月十六日訂立之合營合同，以及其後對合營合同第(4)及第(5)號作出之修訂，上海上美置業有限公司乃成立為一家合營企業，重要條件如下：

(i) 合營企業之名稱 ： 上海上美置業有限公司

(ii) 註冊資本 ： 13,000,000美元
(a) 上海申祥投資有限公司(甲方)
4,085,900美元(31.43%)
(b) Shanghai Hotel Investment Corporation S.A.(乙方)
5,571,800(42.86%)
(c) 佳勝企業有限公司(丙方)
3,342,300美元(25.71%)

(iii) 總投資金額 ： 45,000,000美元

(5) 根據國家工商管理行政局於二零零一年十月五日發出之營業執照第000157號，上海上美置業有限公司以13,000,000美元之註冊資本成立，有效經營期由一九八七年四月一日至二零五七年三月三十一日止。

(6) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 上海上美置業有限公司乃於一九八七年四月一日成立之有效中外合營企業，經營期由一九八七年四月一日至二零五七年三月三十一日。合營企業合同及上海上美置業有限公司之組織章程均具有法律約束力。上海上美置業有限公司有權經營其營業執照所詳述之業務範圍；

股東	資金(美元)	所佔／溢利比例
上海申祥有限公司	4,085,900	31.43%
Shanghai Hotel Investment Corporation S.A.	5,571,800	42.86%
佳勝企業有限公司	3,342,300	25.71%

(ii) 根據上海市土地管理局於一九九三年三月十七日發出之國有土地使用權證第000289號及於一九九五年十二月二十八發出之商品房屋登記證第01316號，虹僑路1770號地段地盤面積31,224平方米之土地使用權已授予上海上美置業有限公司，年期由一九九三年三月一日至二零六三年二月二十八日止，作住宅用途；

(iii) 上海市房屋土地管理局於一九九五年十二月二十八日發出之商品房屋登記證第01316號，總建築樓面面積約14,548.08平方米及14,548.08平方米之A座及B座，以及停車場地庫，以上海上美置業有限公司之名義登記，土地使用期由一九九三年三月一日至二零六三年二月二十八日止，恒基發展持有22.7063%之應佔權益，年期由一九九三年三月一日至二零六三年二月二十八日；

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(D) 持作投資之中國物業權益			
74. 上海長寧區古北虹橋路1720弄11及12號美麗華花園銀栢閣(A座)5層H住宅單位及77個車位	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之金楓閣總建築樓面面積約1,409平方呎(130.88平方米)之住宅單位及美麗華花園停車場地庫之77個私家車車位。 該發展項目獲授之土地使用年期由一九九三年三月一日起至二零六三年二月二十八日。	住宅單位由業主佔用作員工宿舍。 車位以時租或月租方式出租。	16,100 (恒基發展應佔22.7063%：3,656)

附註：

(1) 根據上海市房屋土地管理局於一九九五年十二月二十八日發出之商品房屋登記證第01316號，總建築樓面面積約14,548.08平方米及14,548.08平方米之A座及B座，以及停車場地庫，以上海上美置業有限公司之名義登記，土地使用期由一九九三年三月一日至二零六三年二月二十八日止，恒基發展持有22.7063%之應佔權益，年期由一九九三年三月一日至二零六三年二月二十八日。

(2) 根據上海市土地管理局(甲方)與上海申茂實業(集團)有限公司(50%)及Shanghai Hotel Investment Corporation S.A.(50%)(統稱乙方)於一九九二年八月二十九日訂立之國有土地使用權出讓合同第(1992)108號，甲方已同意向乙方出讓一地盤之土地使用權，合同規定之重要條件(其中包括)概述如下：

(i)	地點	：	上海虹僑路1770號地段
(ii)	地盤面積	：	31,224平方米
(iii)	土地使用權	：	由國有土地使用權證發出日期起計70年
(iv)	用途	：	住宅及商業輔助設施

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據上海市房屋土地管理局分別於二零零一年十二月二十九日及二零零四年十一月十九日發出之19份房地產權證，美好資源有限公司已取得土地使用權(包括總分攤面積分別為615.84平方米及35.52平方米之住宅及車位部份)及該物業之房屋所有權(包括總建築樓面面積分別為2,286.74平方米及223.37平方米之住宅及車位部份)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日。詳情概述如下：

單位編號／車位編號	證書編號	住宅部份之建築樓面面積 *(平方米)*	車位部份之建築樓面面積 *(平方米)*	住宅部份之分攤面積 *(平方米)*	車位部份之分攤面積 *(平方米)*	發出日期
15A/82	(2001) 010618	130.88	31.91	34.91	5.92	二零零一年十二月二十九日
15B/84	(2001) 010638	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
15C/85	(2001) 010636	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
16B/87	(2001) 010635	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
16E/90	(2001) 010633	130.88	31.91	34.91	5.92	二零零一年十二月二十九日
16F/91	(2001) 010632	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
17A	(2001) 010631	131.87	–	35.17	–	二零零一年十二月二十九日
17B	(2001) 010630	112.52	–	30.01	–	二零零一年十二月二十九日
17C	(2001) 010629	112.52	–	30.01	–	二零零一年十二月二十九日
17D	(2001) 010628	131.87	–	35.17	–	二零零一年十二月二十九日
17E	(2001) 010627	131.87	–	35.17	–	二零零一年十二月二十九日
17F	(2001) 010626	112.52	–	30.01	–	二零零一年十二月二十九日
18A	(2001) 010625	131.87	–	35.17	–	二零零一年十二月二十九日
18B	(2001) 010624	112.52	–	30.01	–	二零零一年十二月二十九日
18C	(2001) 010623	112.52	–	30.01	–	二零零一年十二月二十九日
18D/89	(2004) 035346	131.87	31.91	41.10	–	二零零四年十一月十九日
18E	(2001) 010621	131.87	–	35.17	–	二零零一年十二月二十九日
18F	(2001) 010620	112.52	–	30.01	–	二零零一年十二月二十九日
18G	(2001) 010619	112.52	–	30.01	–	二零零一年十二月二十九日
	總計：	2,286.74	223.37	615.84	35.52	

(ii) 美好資源有限公司有權在該物業土地使用權之尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據美好資源有限公司之確認，該物業並不受任何抵押、出售或任何其他第三方權益所規限。18D單位沒受租約所限。其餘之物業受租約所限；及

(iv) 根據美好資源有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團所提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有
買賣合同	有

(2) 根據上海市房屋土地管理局分別於二零零一年十二月二十九日及二零零四年十一月十九日發出之19份房地產權證，美好資源有限公司(恒基發展於當中持有44.21%應佔權益)已取得土地使用權(包括總分攤面積分別為615.84平方米及35.52平方米之住宅及車位部份)及該物業之房屋所有權(包括總建築樓面面積分別為2,286.74平方米及223.37平方米之住宅及車位部份)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。詳情概述如下：

單位編號／車位編號	證書編號	住宅部份之建築樓面面積 (平方米)	車位部份之建築樓面面積 (平方米)	住宅部份之分攤面積 (平方米)	車位部份之分攤面積 (平方米)	發出日期
15A/82	(2001) 010618	130.88	31.91	34.91	5.92	二零零一年十二月二十九日
15B/84	(2001) 010638	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
15C/85	(2001) 010636	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
16B/87	(2001) 010635	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
16E/90	(2001) 010633	130.88	31.91	34.91	5.92	二零零一年十二月二十九日
16F/91	(2001) 010632	111.53	31.91	29.75	5.92	二零零一年十二月二十九日
17A	(2001) 010631	131.87	–	35.17	–	二零零一年十二月二十九日
17B	(2001) 010630	112.52	–	30.01	–	二零零一年十二月二十九日
17C	(2001) 010629	112.52	–	30.01	–	二零零一年十二月二十九日
17D	(2001) 010628	131.87	–	35.17	–	二零零一年十二月二十九日
17E	(2001) 010627	131.87	–	35.17	–	二零零一年十二月二十九日
17F	(2001) 010626	112.52	–	30.01	–	二零零一年十二月二十九日
18A	(2001) 010625	131.87	–	35.17	–	二零零一年十二月二十九日
18B	(2001) 010624	112.52	–	30.01	–	二零零一年十二月二十九日
18C	(2001) 010623	112.52	–	30.01	–	二零零一年十二月二十九日
18D/89	(2004) 035346	131.87	31.91	41.10	–	二零零四年十一月十九日
18E	(2001) 010621	131.87	–	35.17	–	二零零一年十二月二十九日
18F	(2001) 010620	112.52	–	30.01	–	二零零一年十二月二十九日
18G	(2001) 010619	112.52	–	30.01	–	二零零一年十二月二十九日
	總計：	2,286.74	223.37	615.84	35.52	

(3) 根據多份買賣合同，上述物業權益已由上海上美置業有限公司(美麗華花園之發展商)轉讓至美好資源有限公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(D) 持作投資之中國物業權益			
73. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)15至18層19個住宅單位及82、84、85、87及89至91號車位	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之金楓閣總建築樓面面積約24,614平方呎(2,286.74平方米)之19個住宅單位及美麗華花園停車場地庫之7個私家車車位。 該發展項目獲授之土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。	總建築樓面面積約17,747平方呎(2,154.87平方米)之14個單位按多項傢俱全包之租約租出，最遲之租期將於二零零八年二月屆滿。	34,456 (恒基發展應佔44.21%：15,233)

附註：

(1) 該物業包括以下單位及各自之建築樓面面積(以平方米計算)：

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
15	130.88	111.53	111.53	不適用	不適用	不適用	不適用	不適用
16	不適用	111.53	不適用	不適用	130.88	111.53	不適用	不適用
17	131.87	112.52	112.52	131.87	131.87	112.52	不適用	不適用
18	131.87	112.52	112.52	131.87	131.87	112.52	112.52	不適用

及82、84、85、87及89－91號地庫車位。

別為69.82平方米及5.92平方米之住宅及車位部份總分攤面積）以及該物業之房屋所有權（包括分別為261.76平方米及31.91平方米之住宅及車位部份總建築樓面面積），土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日；

(ii) 大城資源有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據大城資源有限公司之確認，該物業並無作任何抵押、出售、租賃或任何其他第三方權益；及

(iv) 根據大城資源有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有
買賣合同	有

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
72.	上海長寧區古北虹橋路1720弄 11號美麗華花園金楓閣(B座)14層兩個住宅單位及94號車位	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之金楓閣總建築樓面面積約2,818平方呎(261.76平方米)之兩間住宅單位及美麗華花園停車場地庫之1個私家車車位。 該發展項目獲授之土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。	總建築樓面面積約2,818平方呎(261.76平方米)之兩個單位按多項傢俱全包之租約租出，最遲之租期將於二零零八年二月屆滿。	3,976 (恒基發展應佔44.21%：1,758)

附註：

(1) 該物業包括以下單位及各自之建築樓面面積(以平方米計算)：—

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
14	130.88	不適用	不適用	不適用	130.88	不適用	不適用	不適用

及地庫94號車位。

(2) 根據上海市房屋土地管理局於二零零一年十二月二十九日發出之房地產權證第(2001)010616號及(2001)010617號，大城資源有限公司(恒基發展於當中持有44.21%應佔權益)已取得土地使用權(包括分別為69.82平方米及5.92平方米之住宅及車位部份總分攤面積)以及該物業之房屋所有權(包括分別為261.76平方米及31.91平方米之住宅及車位部份總建築樓面面積)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。

(3) 根據多份買賣合同，上述物業權益已由上海上美置業有限公司(美麗華花園之發展商)轉讓至大城資源有限公司。

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據上海市房屋土地管理局於二零零一年十二月二十九日發出之房地產權證第(2001)010616號及第(2001)010617號，大城資源有限公司已取得土地使用權(包括分

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據上海市房屋土地管理局於二零零一年十二月二十九日發出之房地產權證第(2001) 010615、(2001) 010614及(2001) 010613號，安德資源有限公司已取得土地使用權(包括總分攤面積分別為99.57平方米及17.76平方米之住宅及車位部份)及該物業之房屋所有權(包括總建築樓面面積分別為373.29平方米及95.73平方米之住宅及車位部份)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日；

(ii) 安德資源有限公司有權在該物業土地使用權之尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據安德資源有限公司之確認，該物業並不受任何抵押、出售或任何其他第三方權益所規限，惟受租約所限；及

(iv) 根據安德資源有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團所提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有
買賣合同	有

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(D) 持作投資之中國物業權益			
71. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)10層3個住宅單位及103、104及107號車位	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之美麗華花園金楓閣之3個住宅單位(總建築樓面面積約4,018平方呎(373.29平方米)及車位地庫之3個車位。 該發展項目獲授之土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。	建築樓面面積約1,200平方呎(111.53平方米)之一個單位按傢俱全包之租約租出，租約於二零零七年十一月屆滿。	5,810 (恒基發展應佔44.21%：2,569)

附註：

(1) 該物業包括以下單位及各自之建築樓面面積(以平方米計算)：—

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
10	130.88	不適用	不適用	不適用	130.88	111.53	不適用	不適用

及103、104及107號地庫車位。

(2) 根據上海市房屋土地管理局於二零零一年十二月二十九日發出之房地產權證第(2001) 010615、(2001) 010614及(2001) 010613號，安德資源有限公司(恒基發展於當中持有44.21%應佔權益)已取得土地使用權(包括總分攤面積分別為99.57平方米及17.76平方米之住宅及車位部份)及該物業之房屋所有權(包括總建築樓面面積分別為373.29平方米及95.73平方米之住宅及車位部份)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。

(3) 根據多份買賣合同，上述物業權益已由上海上美置業有限公司(美麗華花園之發展商)轉讓至安德資源有限公司。

(iii) 美利物業管理(上海)有限公司有權在該物業土地使用權之尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iv) 根據美利物業管理(上海)有限公司之確認，該物業並無作任何抵押、出售或任何其他第三方權益，但受租約所限；及

(v) 根據美利物業管理(上海)有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(7) 根據美麗華酒店集團所提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：—

房地產權證	有
買賣合同	有
營業執照	有

(ii) 根據上海市房屋土地管理局於一九九八年十二月十八日發出之35份房地產權證，美利物業管理(上海)有限公司已取得土地使用權(包括分別為1,113.49平方米及71.04平方米之住宅及車位部份總分攤面積)以及該物業之房屋所有權(包括4,174.45平方米作住宅用途之總建築樓面面積)，土地使用年期由一九九八年十一月二十五日起至二零六三年二月二十八日。詳情摘要如下：

單位編號／車位編號	權證編號	建築樓面面積 *(平方米)*	住宅部份分攤面積 *(平方米)*	車位部份分攤面積 *(平方米)*
11A	(1998) 005492	130.88	34.91	—
11B	(1998) 005493	111.53	29.75	—
11C	(1998) 005494	111.53	29.75	—
11E	(1998) 005495	130.88	34.91	—
11F	(1998) 005496	111.53	29.75	—
12A	(1998) 005497	130.88	34.91	—
12B	(1998) 005498	111.53	29.75	—
12E	(1998) 005499	130.88	34.91	—
13A	(1998) 005500	130.88	34.91	—
13B/93	(1998) 005501	111.53	29.75	5.92
13E	(1998) 005502	130.88	34.91	—
13F/95	(1998) 005503	111.53	29.75	5.92
13H/96	(1998) 005504	130.88	34.91	5.92
14B/99	(1998) 005505	111.53	29.75	5.92
14C/100	(1998) 005506	111.53	29.75	5.92
14F/101	(1998) 005507	111.53	29.75	5.92
15F/102	(1998) 005508	111.53	29.75	5.92
7B	(1998) 005509	111.53	29.75	—
7C	(1998) 005510	111.53	29.75	—
7D	(1998) 005511	130.88	34.91	—
7E	(1998) 005512	130.88	34.91	—
7F	(1998) 005513	111.53	29.75	—
8B	(1998) 005514	111.53	29.75	—
8C	(1998) 005515	111.53	29.75	—
8D	(1998) 005516	130.88	34.91	—
8F	(1998) 005517	111.53	29.75	—
9A	(1998) 005518	130.88	34.91	—
9B	(1998) 005519	111.53	29.75	—
9C	(1998) 005520	111.53	29.75	—
9D/105	(1998) 005521	130.88	34.91	5.92
9E/106	(1998) 005522	130.88	34.91	5.92
9F	(1998) 005523	111.53	29.75	—
10B/109	(1998) 005524	111.53	29.75	5.92
10C/110	(1998) 005525	111.53	29.75	5.92
10D/117	(1998) 005526	130.88	34.91	5.92
	總計：	**4,174.45**	**1,113.49**	**71.04**

(3) 根據多份買賣合同，上述物業權益已由上海上美置業有限公司(美麗華花園之發展商)轉讓至美利物業管理(上海)有限公司。

(4) 根據一九九八年十二月二十三日簽訂之合營公司合約，美利物業管理(上海)有限公司成立為一間合營公司，主要條件如下：

(i)	合營公司名稱	：	美利物業管理(上海)有限公司
(ii)	註冊資本	：	5,000,000美元 (a) 大城資源有限公司(甲方) 2,500,000美元(50%) (b) 安德資源有限公司(乙方) 2,500,000美元(50%)
(iii)	總投資額	：	5,000,000美元

(5) 根據上海工商行政管理局於二零零一年五月二十九日發出之營業執照編號024772，美利物業管理(上海)有限公司成立時之註冊資本為5,000,000美元，有效經營期由一九九八年四月八日至二零四八年四月七日止。

(6) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 美利物業管理(上海)有限公司乃一間於一九九八年四月八日成立之有效外全資資企業，經營期由一九九八年四月八日起至二零四八年四月七日止。美利物業管理(上海)有限公司有權從事其營業執照詳述之業務範疇；

(2) 根據上海市房屋土地管理局於一九九八年十二月十八日發出之35份房地產權證，美利物業管理(上海)有限公司(恒基發展於當中持有44.21%應佔權益)已取得土地使用權(包括分別為1,113.49平方米及71.04平方米之住宅及車位部份總分攤面積)以及該物業之房屋所有權(包括4,174.45平方米作住宅用途之總建築樓面面積)，土地使用年期由一九九八年十一月二十五日起至二零六三年二月二十八日，作住宅用途。詳情摘要如下：

單位編號／車位編號	權證編號	部份建築樓面面積 (平方米)	住宅部份分攤面積 (平方米)	車位部份分攤面積 (平方米)
11A	(1998) 005492	130.88	34.91	–
11B	(1998) 005493	111.53	29.75	–
11C	(1998) 005494	111.53	29.75	–
11E	(1998) 005495	130.88	34.91	–
11F	(1998) 005496	111.53	29.75	–
12A	(1998) 005497	130.88	34.91	–
12B	(1998) 005498	111.53	29.75	–
12E	(1998) 005499	130.88	34.91	–
13A	(1998) 005500	130.88	34.91	–
13B/93	(1998) 005501	111.53	29.75	5.92
13E	(1998) 005502	130.88	34.91	–
13F/95	(1998) 005503	111.53	29.75	5.92
13H/96	(1998) 005504	130.88	34.91	5.92
14B/99	(1998) 005505	111.53	29.75	5.92
14C/100	(1998) 005506	111.53	29.75	5.92
14F/101	(1998) 005507	111.53	29.75	5.92
15F/102	(1998) 005508	111.53	29.75	5.92
7B	(1998) 005509	111.53	29.75	–
7C	(1998) 005510	111.53	29.75	–
7D	(1998) 005511	130.88	34.91	–
7E	(1998) 005512	130.88	34.91	–
7F	(1998) 005513	111.53	29.75	–
8B	(1998) 005514	111.53	29.75	–
8C	(1998) 005515	111.53	29.75	–
8D	(1998) 005516	130.88	34.91	–
8F	(1998) 005517	111.53	29.75	–
9A	(1998) 005518	130.88	34.91	–
9B	(1998) 005519	111.53	29.75	–
9C	(1998) 005520	111.53	29.75	–
9D/105	(1998) 005521	130.88	34.91	5.92
9E/106	(1998) 005522	130.88	34.91	5.92
9F	(1998) 005523	111.53	29.75	–
10B/109	(1998) 005524	111.53	29.75	5.92
10C/110	(1998) 005525	111.53	29.75	5.92
10D/117	(1998) 005526	130.88	34.91	5.92
	總計：	4,174.45	1,113.49	71.04

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)		
	(D) 持作投資之中國物業權益		
70. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)7層至15層35個住宅單位及93、95、96、99-102、105、106、109、110及117號車位	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之金楓閣總建築樓面面積約44,934平方呎(4,174.45平方米)之35間住宅單位及美麗華花園停車場地庫之12個私家車車位。 該發展項目獲授之土地使用年期由一九九八年十一月二十五日起至二零六三年二月二十八日，作住宅用途。	總建築樓面面積約27,661平方呎(4,174.45平方米)之22個單位按多項傢俱全包之租約租出，最遲之租期將於二零零八年一月屆滿。	60,739 (恒基發展應佔44.21%：26,853)

附註：

(1) 該物業包括以下單位及各自之建築樓面面積(以平方米計算)：

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
7	不適用	111.53	111.53	130.88	130.88	111.53	不適用	不適用
8	不適用	111.53	111.53	130.88	不適用	111.53	不適用	不適用
9	130.88	111.53	111.53	130.88	130.88	111.53	不適用	不適用
10	不適用	111.53	111.53	130.88	不適用	不適用	不適用	不適用
11	130.88	111.53	111.53	不適用	130.88	111.53	不適用	不適用
12	130.88	111.53	不適用	不適用	130.88	不適用	不適用	不適用
13	130.88	111.53	不適用	不適用	130.88	111.53	不適用	130.88
14	不適用	111.53	111.53	不適用	不適用	111.53	不適用	不適用
15	不適用	不適用	不適用	不適用	不適用	111.53	不適用	不適用

及地庫93、95、96、99-102、105、106、109、110及117號車位。

(3) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據上海市房屋土地管理局於二零零一年十二月二十九日發出之21份房地產權證，東龍資源有限公司已取得土地使用權(包括分別為678.18平方米及47.36平方米之住宅及車位部份總分攤面積)以及該物業之房屋所有權(包括分別為2,542.62平方米及255.28平方米之住宅及車位部份總建築樓面面積)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。詳情摘要如下：

單位編號／車位編號	權證編號	住宅部份建築樓面面積 *(平方米)*	車位部份建築樓面面積 *(平方米)*	住宅部份分攤面積 *(平方米)*	車位部份分攤面積 *(平方米)*
4A/118	(2001) 010592	126.76	31.91	33.80	5.92
4B/119	(2001) 010612	111.53	31.91	29.75	5.92
4C/120	(2001) 010611	111.53	31.91	29.75	5.92
4D/121	(2001) 010610	130.88	31.91	34.91	5.92
4E/122	(2001) 010609	126.76	31.91	33.80	5.92
4F/123	(2001) 010608	111.53	31.91	29.75	5.92
4G/124	(2001) 010607	111.53	31.91	29.75	5.92
4H/125	(2001) 010606	126.76	31.91	33.80	5.92
5A	(2001) 010605	130.88	–	34.91	–
5B	(2001) 010604	111.53	–	29.75	–
5C	(2001) 010603	111.53	–	29.75	–
5D	(2001) 010602	130.88	–	34.91	–
5E	(2001) 010601	130.88	–	34.91	–
5F	(2001) 010600	111.53	–	29.75	–
5G	(2001) 010599	111.53	–	29.75	–
5H	(2001) 010598	130.88	–	34.91	–
6A	(2001) 010597	130.88	–	34.91	–
6B	(2001) 010596	111.53	–	29.75	–
6D	(2001) 010595	130.88	–	34.91	–
6E	(2001) 010594	130.88	–	34.91	–
6F	(2001) 010593	111.53	–	29.75	–
	總計：	**2,542.62**	**255.28**	**678.18**	**47.36**

(ii) 東龍資源有限公司有權在該物業土地使用權之尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金；

(iii) 根據東龍資源有限公司之確認，該物業並無作任何抵押、出售或任何其他第三方權益。4D單位及4E單位不受租約所限，該物業餘下部份受租約所限；及

(iv) 根據東龍資源有限公司之確認，該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(4) 根據美麗華酒店集團所提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證　　有
買賣合同　　有

(2) 根據上海市房屋土地管理局於二零零一年十二月二十九日發出之21份房地產權證，東龍資源有限公司已取得土地使用權(包括分別為678.18平方米及47.36平方米之住宅及車位部份總分攤面積)以及該物業之房屋所有權(包括分別為2,542.62平方米及255.28平方米之住宅及車位部份總建築樓面面積)，土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。詳情摘要如下：

單位編號／車位編號	權證編號	住宅部份建築樓面面積 *(平方米)*	車位部份建築樓面面積 *(平方米)*	住宅部份分攤面積 *(平方米)*	車位部份分攤面積 *(平方米)*
4A/118	(2001) 010592	126.76	31.91	33.80	5.92
4B/119	(2001) 010612	111.53	31.91	29.75	5.92
4C/120	(2001) 010611	111.53	31.91	29.75	5.92
4D/121	(2001) 010610	130.88	31.91	34.91	5.92
4E/122	(2001) 010609	126.76	31.91	33.80	5.92
4F/123	(2001) 010608	111.53	31.91	29.75	5.92
4G/124	(2001) 010607	111.53	31.91	29.75	5.92
4H/125	(2001) 010606	126.76	31.91	33.80	5.92
5A	(2001) 010605	130.88	–	34.91	–
5B	(2001) 010604	111.53	–	29.75	–
5C	(2001) 010603	111.53	–	29.75	–
5D	(2001) 010602	130.88	–	34.91	–
5E	(2001) 010601	130.88	–	34.91	–
5F	(2001) 010600	111.53	–	29.75	–
5G	(2001) 010599	111.53	–	29.75	–
5H	(2001) 010598	130.88	–	34.91	–
6A	(2001) 010597	130.88	–	34.91	–
6B	(2001) 010596	111.53	–	29.75	–
6D	(2001) 010595	130.88	–	34.91	–
6E	(2001) 010594	130.88	–	34.91	–
6F	(2001) 010593	111.53	–	29.75	–
	總計：	**2,542.62**	**255.28**	**678.18**	**47.36**

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(D) 持作投資之中國物業權益

69. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)4層至6層21個住宅單位及118至125號車位	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之金楓閣總建築樓面面積約27,369平方呎(2,542.62平方米)之21間住宅單位及美麗華花園停車場地庫之8個私家車車位。 該發展項目獲授之土地使用年期由二零零一年十一月二十三日起至二零六三年二月二十八日，作住宅用途。	總建築樓面面積約16,648平方呎(1,546.64平方米)之13個單位按多項傢俱全包之租約租出，最遲之租期將於二零零八年七月屆滿。	36,500 (恒基發展應佔44.21%：16,137)

附註：

(1) 該物業包括以下單位及各自之建築樓面面積(以平方米計算)：

樓層	單位A	單位B	單位C	單位D	單位E	單位F	單位G	單位H
4	126.76	111.53	111.53	130.88	126.76	111.53	111.53	126.76
5	130.88	111.53	111.53	130.88	130.88	111.53	111.53	130.88
6	130.88	111.53	不適用	130.88	130.88	111.53	不適用	不適用

及地庫118號至125號車位。

根據多份買賣合同，上述物業權益已由上海上美置業有限公司(美麗華花園之發展商)轉讓至東龍資源有限公司(恒基發展於當中持有44.21%應佔權益)。

(2) 根據於一九八七年十二月十六日訂立之合營公司合約及其後對合營公司合約第(4)及(5)項作出之修訂，上海上美置業有限公司成立為合營公司，主要條件如下：—

(i) 合營公司名稱	:	上海上美置業有限公司
(ii) 註冊資本	:	13,000,000美元 (a) 上海申祥投資有限公司(甲方) 4,085,900美元(31.43%) (b) Shanghai Hotel Investment Corporation S.A.(乙方) 5,571,800美元(42.86%) (c) 佳勝企業有限公司(丙方) 3,342,300美元(25.71%)
(iii) 總投資額	:	45,000,000美元

(3) 根據上海工商行政管理局於二零零一年十月五日發出之營業執照編號000157，上海上美置業有限公司成立時之註冊資本為13,000,000美元，有效經營期由一九八七年四月一日起至二零五七年三月三十一日止。

(4) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 上海上美置業有限公司乃一間於一九八七年四月一日成立之有效中外合資企業，經營期由一九八七年四月一日起至二零五七年三月三十一日止。合營合約及上海上美置業有限公司之組織章程細則具有法律約束力。上海上美置業有限公司有權從事其營業執照詳述之業務範疇；

(ii) 根據上海市房屋土地管理局於一九九八年八月二十六日發出之房地產權證第(1998) 003609、003610及003611號，上海上美置業有限公司已取得土地使用權(包括總分攤面積7,831.94平方米)及美麗華花園之房屋所有權(包括建築樓面面積為29,150.29平方米，當中包括4,282.22平方米之地庫商場)(不包括已出售及轉讓部份)，土地使用年期由一九九三年三月一日起至二零六三年二月二十八日止；

(iii) 上海上美置業有限公司有權在其土地使用權尚餘年期內使用、轉讓、租賃或抵押美麗華花園(不包括已出售及轉讓部份)，而毋須向政府支付額外土地出讓金；

(iv) 根據上海上美置業有限公司之確認，除B210單位及零售單位之所有部份受租約所限外，美麗華花園(不包括已出售及轉讓部份)並無作任何抵押、出售、租賃或任何其他第三方權益；及

(v) 根據上海上美置業有限公司之確認，美麗華花園(不包括已出售及轉讓部份)並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(5) 根據美麗華酒店集團提供之資料及中國法律顧問之意見，業權及主要批文及執照授出狀況如下：

房地產權證	有
營業執照	有

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(D) 持作投資之中國物業權益			
68. 上海長寧區古北虹橋路1770號地段美麗華花園1層、2層A區及B區部份及地庫1樓	美麗華花園包括在一幢3層高商業平台上建有之一幢14層高及三幢15層高住宅大樓，連同一層商業地庫，另一個車位地庫及八間別墅，總地盤面積約336,095平方呎(31,224平方米)。 該物業包括於一九九六年落成之美麗華花園之1層、2層部份及商業平台地庫1樓。 該物業之各項用途及概約建築樓面面積摘要如下：	總面積約150,635平方呎(13,994.34平方米)之1層及地庫1樓所有部份按多項租約租出，最遲之租期將於二零一二年三月屆滿。 2層總建築樓面面積約7,693平方呎(714.67平方米)之辦公室佔用作會議室。	248,870 (恒基發展應佔22.7063%：56,509)

樓層	用途	概約建築樓面面積 平方米	平方呎
2(A區及B區部份)	辦公室	714.67	7,693
1	商業	5,855.27	63,026
B1	商業	8,139.07	87,609
	合計：	14,709.01	158,328

該發展項目獲授之土地使用年期由一九九三年三月一日起至二零六三年二月二十八日，作住宅用途。

附註：

(1) 根據上海市房屋土地管理局於一九九八年八月二十六日發出之房地產權證第(1998)003609、003610及003611號，上海上美置業有限公司(恒基發展於當中持有22.7063%應佔權益)已取得土地使用權(包括總分攤面積7,831.94平方米)及美麗華花園之房屋所有權(包括建築樓面面積29,150.29平方米，當中包括4,282.22平方米之地庫商場)，土地使用年期由一九九三年三月一日起至二零六三年二月二十八日止，作住宅用途。

估值證書

物業權益	概況及年期	二零零七年二月二十八日現況下之資本值 港幣千元

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(C) 出租予美麗華酒店集團之香港物業權益

物業權益	概況及年期	二零零七年二月二十八日現況下之資本值 港幣千元
67. 出租予美麗華酒店集團之9項香港物業權益	該物業包括合共9項香港出租物業。 詳情摘要如下： 用途 / 概約樓面面積(平方呎) / 物業數目 辦公室 3,205 4 店舖 13,129 5 合計 16,334 9 該物業現時以多份租約出租予美麗華酒店集團，最遲一份租約將於二零零九年五月三十一日屆滿，月租總額為約港幣652,000元，不包括差餉、管理費、宣傳費及空調費用。	無商業價值

用途	概約樓面面積 *(平方呎)*	物業數目
辦公室	3,205	4
店舖	13,129	5
	16,334	9

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(B) 持作業主佔用之香港物業權益			
66. 香港北角天后廟道151-173號百福花園地下部份或商業單位 內地段8430號及其伸延部份18940份之250份	該物業包括一幢約於一九八一年落成在私人住宅屋苑內之19層高綜合大樓地下之一個商業單位。 該物業之實用面積約為13,450平方呎(1,249.54平方米)。 該物業根據換地條件UB11247號持有，由一九三七年九月二十日起，75年，並可續期75年。現時該地段每年應付之政府地租為港幣1,900元。	該物業由美麗華酒店集團佔用作倉庫。	10,000 (恒基發展應佔44.21%：4,421)

附註： 該物業之登記業主為裕衡投資有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(B) 持作業主佔用之香港物業權益			
65. 新界大嶼山澄碧邨Beach Chalet第五座1層A室 丈量約份第337約地段178號及其伸延部份608份之4份	該物業包括一幢於一九七九年落成之4層高住宅物業第1層之一個住宅單位。 該物業之實用面積約為1,240平方呎(115.20平方米),而露台約為176平方呎(16.35平方米)。 該物業根據新批地5952號及新批地6503號持有,由一八九八年七月一日起計為期99年,並已獲法定延期至二零四七年六月三十日。現時該地段每年應付之政府地租為該地段該物業當時之應課税差餉租值之3%。	該物業由美麗華酒店集團佔用作渡假屋。	1,000 (恒基發展應佔44.21%:442)

附註: 該物業之登記業主為The Pinesprop Limited(恒基發展於當中持有44.21%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(B) 持作業主佔用之香港物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
64.	九龍油麻地佐敦道37E-37H號及37J-37K號上海街95-103號統一大廈13樓A3部份 九龍內地段6727號E段110份之1份	該物業包括一幢約於一九六一年落成之15層高連同閣樓之綜合大樓13樓之一個住宅單位。 該物業之實用面積約為1,075平方呎(99.87平方米)。 該物業根據重批條件5518號持有，由一八八七年七月二十七日起，為期150年。現時該物業應付地價每年分期付款為港幣110元，而該物業每年應付之政府地租為港幣8元。	該物業為空置。	1,800 (恒基發展應佔44.21%：796)

附註： 該物業之登記業主為The Pinesprop Limited(恒基發展於當中持有44.21%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
	(B) 持作業主佔用之香港物業權益			
63.	新界荃灣德士古道220-248號荃灣工業中心21樓2101至2108號工廠單位及1樓20號及102號停車位 荃灣市地段24號414份之8份及45954份之20份	該物業包括一幢約於一九八一年落成之26層高之工業大樓21樓之八個工場單位，以及1樓之兩個私家車車位。 該物業之總建築樓面面積約為22,669平方呎(2,106平方米)，不包括私家車車位。 該物業根據新批地4399號持有，由一八九八年七月一日起，為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該地段該物業當時之應課税差餉租值之3%。	該等工廠單位由美麗華酒店集團佔用作倉庫。 車位以月租方式出租，租金總額為每月港幣4,000元，包括差餉及管理費。	9,800 (恒基發展應佔44.21%：4,333)

附註： 該物業之登記業主為Korngold Limited(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(B) 持作業主佔用之香港物業權益			
62. 九龍九龍城沙浦道47及49號3樓 新九龍內地段498號B及C段餘段6份之2份	該物業包括一幢約於一九六二年落成之6層高連同閣樓之綜合大樓第3層之兩個住宅單位。 該物業之實用面積約為1,309平方呎(121.61平方米)。 該物業根據一份政府租契持有，由一八九八年七月一日起，為期75年，已續期24年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該地段該物業當時之應課税差餉租值之3%。	該物業為空置。	2,400 (恒基發展應佔44.21%：1,061)

附註： 該物業之登記業主為美麗華酒店企業有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(B) 持作業主佔用之香港物業權益			
61. 九龍旺角亞皆老街173號芝蘭苑1、2、5、6、7、8、9、11、13、14、15、23、24及26號私家車車位 九龍內地段4194號930份之14份	該物業包括一幢於一九六六年落成之6層高住宅大樓地下之14個私家車車位。 該物業根據一份政府租契向政府租借持有，由一九三九年十月三十日起，為期75年，可續期75年。現時該地段每年應付政府之地租為港幣142元。	該物業為空置。	2,800 (恒基發展應佔44.21%：1,238)

附註： 該物業之登記業主為美麗華酒店企業有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
	(A) 持作投資之香港物業權益			
60.	九龍尖沙咀諾士佛台6號 九龍內地段7415號	該物業包括一幅登記地盤面積約3,700平方呎(343.74平方米)之地盤其上所建之一幢23層高(包括2樓之機房樓層)商業大樓。該物業於一九九九年落成。 該物業之總建築樓面面積約為39,844平方呎(3,701.60平方米)。 該物業根據重批條件6042號向政府租借持有,由一八八八年十二月二十五日起,為期150年。現時該物業每年應付政府之地租為港幣424元。	該物業建築樓面面積約5,123平方呎(475.94平方米)為空置,該物業餘下部份按多份租約租出,最遲之租期將於二零零九年一月屆滿,月租總額約港幣547,000元,不包括差餉及管理費。	148,000 (恒基發展應佔44.21%:65,431)

附註: 該物業之登記業主為美麗華酒店企業有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(A)　持作投資之香港物業權益			
59. 香港中環雲咸街1號南華大廈地庫 內地段80號K段及L段300份之25份	該物業包括一幢於一九七三年前後落成之23層高商業大廈之地庫。 該物業之實用面積約為5,259平方呎(488.57平方米)。 該物業根據一份政府租契向政府租借持有，由一八四三年六月二十六日起，為期999年。現時該等地段每年應付政府之地租為港幣107.47元。	該物業按一份租約租出，由二零零五年一月一日至二零零七年十二月三十一日，為期三年，月租港幣320,000元，不包括差餉及管理費。	60,000 (恒基發展應佔44.21%：26,526)

附註： 該物業之登記業主為宏國發展有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益		概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
	(A) 持作投資之香港物業權益			
58.	香港北角英皇道310號雲華大廈1樓及2樓全層單位、天台及5樓至20樓(包括首尾兩層)外牆 內地段2366號J段餘段及其伸延部份200份之26份	該物業包括一幢於一九六六年前後落成之22層高綜合大樓1樓及2樓全層連同天台及外牆(5樓至20樓)。 該物業之實用面積約為14,059平方呎(1,306.11平方米)及天台約5,000平方呎(464.51平方米)。 該物業根據賣地條件1143號向政府租借持有,由一九二二年二月十三日起,為期75年,已獲續期75年。現時該物業每年應付政府之地租為港幣80,640元。	1樓全層、天台及外牆為空置,2樓全層之租期由二零零四年十一月一日起至二零零七年十月三十一日,為期三年,月租為港幣126,787元,不包括差餉及管理費。	43,000 (恒基發展應佔44.21%:19,010)

附註: 該物業之登記業主為夠好投資有限公司及Odyssey Holiday Limited(恒基發展於兩者均持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(A) 持作投資之香港物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
57. 九龍新蒲崗雙喜街5號福和工業大廈地下 新九龍內地段4728號13份之1份	該物業包括一幢於一九六七年前後落成之13層高工業大廈之地下。 該物業之實用面積約為3,667平方呎(340.67平方米)及天井約114平方呎(10.59平方米)。 該物業根據一份政府租契向政府租借持有，由一八九八年七月一日起，為期99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府之地租為該物業當時之應課税差餉租值之3%。	該物業按一份租約租出，由二零零六年八月一日至二零零八年七月三十一日，為期兩年，月租港幣35,000元，不包括差餉及管理費。	5,700 (恒基發展應佔44.21%：2,520)

附註： 該物業之登記業主為興和物業有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(A) 持作投資之香港物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
56.	九龍土瓜灣木廠街12-14號及18-34號、北帝街68及70號錦堂樓地下10、11及12號舖 九龍內地段1404號A段289份之6份	該物業包括一幢於一九六七年前後落成之12層高綜合大樓地下三間相連之舖位。 該物業實用面積約為2,536平方呎(235.60平方米)。 該物業根據一份政府租契向政府租借持有，由一九二一年一月三十一日起，為期75年，並已獲續期75年。現時該物業每年應付政府地租為港幣29,880元。	該物業按兩份租約租出，每份租約為期兩年，於二零零八年五月屆滿，月租總額為港幣64,000元，不包括差餉及管理費。	13,000 (恒基發展應佔41.7519%：5,428)

附註： 該物業之登記業主為高美企業有限公司(恒基發展於當中持有41.7519%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
	(A) 持作投資之香港物業權益			
55.	九龍尖沙咀金巴利道16號香檳大廈1樓 九龍內地段6022號B段餘段80份之8份	該物業包括一幢約於一九五七年落成之10層高連一層地庫之綜合大樓之1樓。 該物業之建築樓面面積約為9,300平方呎(863.99平方米)。 該物業根據重續條件4371號向政府租借持有，由一八八九年六月二十四日起，為期150年。現時該物業每年應付政府地租為港幣32元。	該物業按一份租約租出，由二零零五年十一月十一日起至二零零八年十一月十日，為期三年，月租為港幣180,000元，不包括管理費及差餉。	27,700 (恒基發展應佔44.21%：12,246)

附註：

(1) 該物業之登記業主為華寶投資有限公司(恒基發展於當中持有44.21%應佔權益)。

(2) 該物業受建築事務監督根據建築物條例第24(1)條於二零零四年十二月六日發出之取代令第CMS/TF/105936/02/K所規限。建築物業監督命令該物業之業主拆除及復原附建在樓宇外牆及簷篷上未獲批准之建築工程。於估值過程中，吾等並無考慮因遵守上述取代令而產生之任何重置成本。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(A) 持作投資之香港物業權益			
54. 九龍尖沙咀彌敦道132號及金巴利道1號美麗華大廈及美麗華商場(包括諾士佛階) 九龍內地段6454號	該物業包括一幅登記地盤面積約為85,960平方呎(7,985.90平方米)之地盤，其上建有一座7層高連3層地庫之商業平台，其上建有一幢18層高辦公大樓。該發展項目於一九九零年代早期及一九九八年分階段落成。 該物業之建築樓面面積約376,563平方呎(34,983.56平方米)用作商場部份，696,073平方呎(64,666.77平方米)用作辦公室部份。此外，該物業第2層及3層地庫及3樓，總共303個私家車車位及25個雙車位。 該物業根據租契向政府租借持有，由一八八九年六月二十四日起，為期150年。現時該物業每年應付政府地租為港幣9,866元。	除該物業建築樓面面積約158,852平方呎為空置或由美麗華酒店集團佔用外，該物業已出租予多個租戶，最遲之租期將於二零一零年二月屆滿，月租總額約為港幣24,000,000元，不包括差餉及管理費。 此外，二零零七年二月之停車場總收入每月約為港幣1,514,310元。	7,037,000 (恒基發展應佔44.21%：3,111,058)

附註： 該物業之登記業主為正信有限公司(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
第二類　美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)			
(A)　持作投資之香港物業權益			
53. 香港尖沙咀彌敦道118-130號美麗華酒店 九龍內地段6022號A段及C段	該物業包括一幅登記面積約為36,566.5平方呎(3,397.11平方米)之地盤其上所建之一幢16層高連3層地庫之酒店。該物業於一九七零年代落成。該酒店提供合共525間客房及一個商場、健身中心、咖啡廳、酒吧、宴會廳及食肆。 該物業建築樓面面積約146,136平方呎(13,576.37平方米)用作商場空間,378,051平方呎(35,121.79平方米)用作酒店空間。 該物業根據重續條件4371號向政府租借持有,由一八八九年六月二十四日起,為期150年。現時該物業每年應付政府地租為港幣840元。	該物業酒店部份由美麗華酒店集團經營作酒店,商場約9,364平方呎為空置,餘下部份按多份租約租出,年期大部份為二年或三年,最遲之租期將於二零一一年二月屆滿,月租總額約為港幣4,380,000元,不包括差餉。	2,738,000 (恒基發展應佔44.21%:1,210,470)

附註: 該物業之登記業主為Contender Limited(恒基發展於當中持有44.21%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(F)　持作業主佔用之中國物業權益			
52. 廣東省廣州天河區恒福路110號淘金花園B座13樓E單位	該物業包括一幢於一九九零年年代落成之高層住宅大樓13樓一個住宅單位。 該物業之建築樓面面積約為113.55平方米(1,222平方呎)。 該物業已獲授土地使用權，年期由一九九一年十月十八日起，為期70年，作住宅用途。	獲告知，該物業乃佔用作員工宿舍。	550 (恒基發展應佔100%：550)

附註：

(1) 根據廣州土地管理局於一九九六年七月二日發出之房地產權證第0271896號，該物業之土地使用權及房屋所有權已授予千色店(中國)有限公司(恒基發展於當中持有100%應佔權益之Max-mercan Investment Limited之全資附屬公司)，由一九九一年十月十八日起，為期70年，作住宅用途。

(2) 根據房屋預售合同第30073號，該物業由千色店(中國)有限公司購入，代價為港幣967,000元。

(3) 根據中國法律顧問於二零零七年四月二十日編製之中國法律意見：

(i) 根據廣州土地管理局於一九九六年七月二日發出之房地產權證第0271896號，該物業之土地使用權及房屋所有權(包括建築樓面面積113.55平方米)已授予千色店(中國)有限公司，由一九九一年十月十八日起，為期70年。

(ii) 千色店(中國)有限公司有權在該物業土地使用權之尚餘年期內使用、轉讓、租賃或抵押該物業，而毋須向政府支付額外土地出讓金。

(iii) 就該物業而言，並無發現有任何抵押、出售、租賃、留置權或任何其他第三方權益。該物業並無被強制佔用、涉及訴訟、糾紛或法律障礙。

(4) 根據恒基發展提供之資料，業權及主要批文及執照授出狀況如下：

房地產權證	有
房屋預售合同	有

估值證書

物業權益	概況及年期	二零零七年二月二十八日現況下之資本值 *港幣千元*

第一類　出售公司及其附屬公司

(E)　出租予出售公司及其附屬公司之香港物業權益

51. 出租予出售公司及其附屬公司之6項香港物業權益	該物業包括合共6項出租香港物業。 詳情摘要如下：	無商業價值

用途	概約樓面面積 *(平方呎)*	物業數目
工業	36,240	3
貨倉	3,795	1
店舖	805	2
	40,840	6

該物業現時以多份租約出租予出售公司及其附屬公司，最遲之租期將於二零零九年十月二日屆滿，月租總額為港幣183,700元，不包括差餉、管理費、宣傳費及空調費用。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(D) 持有之香港其他物業權益			
50. 香港北角和富道20-36號明暉大廈現時由大廈樓梯佔用之地下部份 內地段7444號至7452號餘段9600份之1份	該物業包括一座商業平台(其上建有兩幢25層高之住宅大樓)地下部份。該物業於一九八三年落成。 該物業向政府租借持有，由一九二一年九月五日起，年期為75年，已獲續期75年。現時該等地段每年應付政府地租總額為港幣478,116元。	該物業用作公用通道。	無商業價值

附註： 該物業之登記業主為萬永投資有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第一類　出售公司及其附屬公司			
(D) 持有之香港其他物業權益			
49. 九龍九龍城馬頭圍道442-448號德信大廈3樓平台1及2 九龍內地段7384號、6368號、6415號及6307號3650份之2份	該物業包括一幢於一九八三年落成之11層高綜合大樓3樓平台空間。 該物業之總建築樓面面積約為735平方呎(68.28平方米)。 該物業向政府租借持有，年期為75年，可續期75年。九龍內地段7384號及6368號年期開始日期為一九五三年二月二十五日，九龍內地段6415號及6307號年期開始日期為一九五一年八月二十七日。 現時該等地段每年應付政府地租合共港幣156元。	該物業現為空置。	150 (恒基發展應佔100%：150)

附註：該物業之登記業主為至尊麵包有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(D) 持有之香港其他物業權益			
48. 九龍九龍城太子道西335號恒暉閣地下23號泊車位及A區及B區 九龍內地段4191號3400份之13份	該物業包括一幢於一九八二年落成之13層高住宅大樓地下之一個私家車車位及部份空間。 該物向政府租借持有，由一九三八年四月十九日起為期75年，可續期75年。 現時該地段每年應付政府地租為港幣92元。	該物業由該大樓之管理處佔用。	250 (恒基發展應佔100%：250)

附註： 該物業之登記業主為凱康有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(C) 持作業主佔用之香港物業權益			
47. 九龍新蒲崗八達街9號威達工貿商業中心16樓1、2、3、4及5室及17樓全層 位於新九龍內地段4489號內	該物業包括一幢於一九九七年落成之30層高工貿大樓16樓及17樓全層。 該物業之總建築樓面面積約為12,812平方呎(1,190.26平方米)。 該物業根據一份政府租契向政府租借持有，由一八九八年七月一日起，年期為99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租為該物業當時之應課稅差餉租值之3%。	16樓全層由一間恒基發展之聯營公司佔用，17樓全層為空置。	23,400 (恒基發展應佔100%：23,400)

附註： 該物業之登記業主為名士威有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
46. 九龍九龍灣宏光道8號巨昇中心3樓工場 位於新九龍內地段5866號內	該物業包括一幢於一九八八年落成之10層高工業大廈3樓全層。 該物業之總建築樓面面積約為21,853平方呎(2,030.19平方米)。 該物業向政府租借持有，由一八九八年七月一日起，年期為99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租為該物業當時之應課稅差餉租值之3%。	該物業按不同年期租出，最遲之租期將於二零零九年一月屆滿，月租總額約為港幣78,000元，不包括差餉及管理費。	22,100 (恒基發展應佔100%：22,100)

附註： 該物業之登記業主為偉城企業有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第一類　出售公司及其附屬公司			
	(B) 持作投資之香港物業權益			
45.	九龍新蒲崗八達街9號威達工貿商業中心18樓及19樓 位於新九龍內地段4489號內	該物業包括一幢於一九九七年落成之30層高工貿大樓18樓及19樓全層。 該物業之總建築樓面面積約為12,532平方呎(1,164.25平方米)。 該物業根據一份政府租契向政府租借持有，由一八九八年七月一日起，年期為99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租為該物業當時之應課税差餉租值之3%。	該物業按不同年期租出，最遲之租期將於二零零八年八月屆滿，月租總額約為港幣73,000元，不包括差餉及管理費。	24,300 (恒基發展應佔100%：24,300)

*附註：*該物業之登記業主為名士威有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B)　持作投資之香港物業權益			
44. 九龍九龍灣宏光道8號巨昇中心全幢(3樓除外) 位於新九龍內地段5866號內	該物業包括一幢於一九八八年落成之10層高(包括地庫)工業大廈全幢(3樓除外)。地庫提供11個私家車車位及9個貨車車位。 該物業之總建築樓面面積約為153,594平方呎(14,269.23平方米)，不包括泊車位面積。 該物業向政府租借持有，由一八九八年七月一日起，年期為99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租為該物業當時之應課税差餉租值之3%。	該物業按不同年期租出，最遲之租期將於二零零九年四月屆滿，月租總額約為港幣578,000元，不包括差餉及管理費。 車位按每小及每小時基準租出／特許使用。二零零七年二月特許使用費／租金總額約為港幣27,000元。	166,700 (恒基發展應佔100%：166,700)

附註： 該物業之登記業主為旺偉發展有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
43. 九龍新蒲崗八達街9號威達工貿商業中心全幢(16至19樓除外) 位於新九龍內地段4489號內	該物業包括一幢於一九九七年落成之30層高工貿大樓全幢(16至19樓除外)。 該物業總建築樓面面積約為146,461平方呎(13,606.56平方米)，不包括泊車位。該物業亦有32個私家車車位及8個貨車車位。 該物業根據一份政府租契向政府租借持有，由一八九八年七月一日起，年期為99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付政府地租為該物業當時之應課税差餉租值之3%。	除該物業總建築樓面面積約為38,013平方呎之部份為空置外，該物業餘下部份按不同年期租出，月租總額約為港幣750,000元，不包括差餉及管理費。 泊車位按每小時或每月基準租出。應收之租金／特許使用費總額約為每月港幣140,000元。	286,700 (恒基發展應佔100%：286,700)

附註： 該物業之登記業主為新福有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元

第一類 出售公司及其附屬公司

(B) 持作投資之香港物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
42.	香港半山區西摩道1號輝煌臺地下1至11號舖及地下低層1及2號舖 內地段27號C段1分段餘段、C段餘段及餘段、內地段4633號至4635號餘段72900份之8916份	該物業包括2層高商業平台(其上建有一幢33層高住宅大樓)之地下及地下低層全部舖位。該發展項目於一九九六年落成。 該物業之總建築樓面面積約為13,707平方呎(1,273.41平方米)。 該物業根據4份政府租契向政府租借持有,分別由一八七六年六月二十四日開始(內地段27號)及一八八五年一月五日開始(內地段4633號、4634號及4635號),為期999年。現時該4個地段每年應付政府地租合共港幣16元。	該物業按不同年期租出,最遲之租期將於二零零九年十二月屆滿,月租總額約為港幣944,000元,不包括差餉及管理費。	168,000 (恒基發展應佔35.42%:59,506)

附註: 該物業之登記業主為Gesund Investment Company Limited(恒基發展於當中持有100%應佔權益)(35.42%)及Uhray Investment Limited(64.58%),以共享權益持有。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
41. 香港北角電器道200-218號香港麗東酒店 內地段7430號	該物業包括一幢於一九九二年落成之22層高連同兩層地庫之酒店。 地庫2層用作行政辦公室；地庫1層為食肆；地下為接待處及店舖；1樓為食肆，3樓至21樓容納362間房。 該物業地下至21樓之總建築樓面面積約為116,734平方呎(10,844.85平方米)，地庫1層及2層之淨樓面面積約為9,654平方呎(896.88平方米)。 該物業根據換地條件6014號向政府租借持有，由一九零零年十月十五日起為期75年，已獲續期75年。現時該地段每年應付之政府地租為港幣378,900元。	該物業由出售集團經營為酒店。	600,000 (恒基發展應佔100%：600,000)

附註： 該物業之登記業主為Vansittart Investment Limited(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
40. 九龍旺角界限街58-66號九龍麗東酒店 九龍內地段7658號、7668號、7669號、7678號及7685號	該物業包括一幢於一九九二年落成之12層高連同兩層地庫之酒店。 地庫2層用作行政辦公室及配套用途；地庫1層為食肆；地下為接待處；1樓為咖啡室，2樓至12樓容納168間房。 該物業地下至12樓之總建築樓面面積約為47,323平方呎(4,396.41平方米)，地庫1層及2層之總淨樓面面積約為8,419平方呎（782.14平方米)。 該物業根據5份政府租契向政府租借持有，由一九四八年十二月二十一日起為期75年，可續期75年。現時該等地段每年應付之政府地租合共港幣342元。	該物業由出售集團經營為酒店。	250,000 (恒基發展應佔100%：250,000)

附註： 該物業之登記業主為鴻順置業有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
39. 九龍油麻地彌敦道555號九龍行 九龍內地段10742號	該物業包括一幢於一九八八年落成之23層高商業大廈。地下至3樓用作零售用途，餘下上面樓層為辦公室單位。 該物業之總建築樓面面積約為113,384平方呎（10,533.63平方米）。 該物業根據賣地條件11782號向政府租借持有，由一九八五年二月四日起為期75年，可續期75年。現時該地段每年應付之政府地租為港幣1,000元。	除總建築樓面面積約27,912平方呎之部份物業空置外，該物業按不同年期租出，最遲之租期將於二零一零年一月屆滿，月租總額約港幣1,634,000元，不包括差餉及管理費。	689,000 （恒基發展應佔100%：689,000）

附註： 該物業之登記業主為世欣發展有限公司（恒基發展於當中持有100%應佔權益）。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
38. 新界大埔安慈路3號翠屏花園地庫14個貨車車位及96個私家車車位及購物平台1層7個貨車車位及161個單車停放處 位於大埔市地段7號	該物業包括一個三層高購物／泊車／花園平台(其上建有四幢22層高之住宅大樓)1層及地庫之21個貨車車位、96個私家車車位及161個單車停放處。該發展項目於一九八六年落成。 該物業根據新批地11899號向政府租借持有，年期由一八九八年七月一日起為期99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該物業以每月或每小時基準特許使用，於二零零七年二月之應收收入總額約為港幣111,000元。	23,000 (恒基發展應佔19.48%：4,480)

附註： 該物業之登記業主為依時威置業有限公司(恒基發展於當中持有100%應佔權益)(19.48%)及戴寶置業有限公司(65.54%)及愛興登置業有限公司(14.98%)，以共享權益持有。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
37. 新界荃灣荃灣街市街67-95號城市廣場(現稱荃灣城市中心二期)地庫85個私家車車位 荃灣市地段301號107000份之850份	該物業包括一個購物平台(其上建有兩幢29層高之住宅大樓)地庫之85個私家車泊車位。 該物業於一九八九年落成。 該物業根據新批地6582號向政府租借持有，年期由一九八六年七月十七日起至二零四七年六月三十日屆滿。現時該整項物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該物業以每小時或每月基準特許使用，於二零零七年二月之收入總額約為港幣249,000元。	25,000 (恒基發展應佔26%：6,500)

附註： 該物業之登記業主為怡福發展有限公司(恒基發展於當中持有100%應佔權益)(26%)及敬新有限公司(74%)，以共享權益持有。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
36. 新界粉嶺新運路33號粉嶺中心地下及1樓店舖、地下幼稚園、濕貨市場、戲院及廣場、地下及1樓貨車車位及私家車車位 位於丈量約份第51約地段5317號內	該物業包括一個商業平台(其上建有11幢25層高之住宅大樓)第一期之所有舖位、一間幼稚園及一個濕貨街市；第二期之所有舖位及戲院；及地下和1樓之276個私家車車位和26個貨車車位。第一期於一九九零年落成，第二期於一九九一年落成。 該物業(不包括車位)之總建築樓面面積約為151,513平方呎(14,075.90平方米)。 該物業根據新批地12277號向政府租借持有，年期由一九八七年八月十日起至二零四七年六月三十日屆滿。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	除總建築樓面面積約10,737平方呎之部份物業空置外，該物業餘下部份(私家車車位除外)按不同年期租出，最遲之租期將於二零零九年十月屆滿，月租總額約港幣2,770,000元，不包括差餉及管理費。 該等車位以每月或每小時基準特許使用，於二零零七年二月之應收收入總額約為港幣320,000元。	747,400 (恒基發展應佔23.04%：172,109)

附註：

(1) 該物業之登記業主為金龍建業有限公司(恒基發展於當中持有100%應佔權益)(23.04%)、敬新有限公司(54.52%)及依智利置業有限公司(22.44%)，以共享權益持有。

(2) 該戲院已改建為有間隔之舖位，而濕貨市場已改建為一間托兒所。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
35. 新界屯門建泰街6號恒威工業中心C座及2樓所有車位 位於屯門市地段114號內	該物業包括建於一個工業發展項目之三層高平台上之三幢17層高大樓之其中一幢，連同平台2樓之102個私家車、57個貨車及5個貨櫃車車位。該物業於一九八八年落成。 該物業之總建築樓面面積約為292,264平方呎(27,151.99平方米)。 該物業根據新批地2232號向政府租借持有，由一八九八年七月一日起為期99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該整項物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	除總建築樓面面積約35,148平方呎之部份物業(車位除外)空置或由出售集團佔用外，該物業餘下部份按不同年期租出，最遲之租期將於二零零九年十一月屆滿，月租總額約港幣513,000元，不包括差餉及管理費。 該等車位以每月或每小時基準特許使用，每月應收收入總額約為港幣140,000元。	128,400 (恒基發展應佔100%：128,400)

附註： 該物業之登記業主為波雅置業有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第一類　出售公司及其附屬公司

(B)　持作投資之香港物業權益

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
34. 新界荃灣荃灣街市街67-95號城市廣場（現稱荃灣城市中心二期）商業部份地下G1、G2、G3、G4、G5、G6、G7A、G7B、G8、G9、G10、G11、G12、G17、G18A、G18B、G19、G20、G21、G22、G23、G30、G31、G32及G33號舖位 位於荃灣市地段301號內	該物業包括一個購物平台（其上建有兩幢29層高之住宅大樓）地下之多個舖位。該物業於一九八九年落成。 該物業之總建築樓面面積約為12,665平方呎（1,176.61平方米）。 該物業根據新批地6582號向政府租借持有，年期由一九八六年七月十七日起至二零四七年六月三十日屆滿。現時該整項物業每年應付之政府地租為該物業當時之應課稅差餉租值之3%。	該物業按不同年期租出，最遲之租期將於二零零九年十二月屆滿，月租總額約港幣1,430,000元，不包括差餉及管理費。	364,000 （恒基發展應佔100%：364,000）

附註： 該整個商業發展項目（即地下、1樓、2樓和3樓之舖位）之登記業主為怡福發展有限公司（恒基發展於當中持有100%應佔權益）及敬新有限公司持有；兩者各分別以共享權益持有26%及74%份數。該物業之實益擁有人為怡福發展有限公司。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第一類　出售公司及其附屬公司			
	(B) 持作投資之香港物業權益			
33.	香港半山區麥當勞道36號惠苑 內地段1388號C段及其伸延部份	該物業包括建於一個四層高泊車平台(提供49個私家車車位)上之一幢24層高另加一管道層之豪宅大樓之24個住宅單位。天台設有游泳池。該物業於一九七九年落成。 該物業(不包括車位)之總建築樓面面積約為108,214平方呎(10,053.33平方米)。 該物業向政府租借持有，由一八九六月十月二十六日起為期999年。現時該物業每年應付之政府地租為港幣1,000元。	除總建築樓面面積約9,000平方呎之部份物業空置外，該物業按不同年期租出，最遲之租期將於二零一零年五月屆滿，月租總額約港幣2,186,000元，不包括差餉、管理費及冷氣費。	908,000 (恒基發展應佔100%：908,000)

附註： 該物業之登記業主為貫天置業有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(B) 持作投資之香港物業權益			
32. 九龍旺角彌敦道610號荷李活中心 九龍內地段11024號	該物業包括位於旺角地下鐵站附近一個六層高購物平台上所建之一幢18層高辦公室大樓。該大廈裝有幕牆並設有中央冷氣。地庫至4樓為舖位及餐廳，5至22樓為辦公室單位。該物業於一九八四年落成。 該物業之總建築樓面面積約為290,306平方呎(26,970.08平方米)。 該物業根據續批條款12361號向政府租借持有，年期由一九九一年八月九日起至二零四七年六月三十日屆滿。現時該地段每年應付之政府地租為該地段當時之應課稅差餉租值之3%。	除總建築樓面面積約33,989平方呎之部份物業空置外，該物業餘下部份按不同年期租出，最遲之租期將於二零零九年四月屆滿，月租總額約為港幣9,960,000元，不包括差餉及管理費。	2,305,000 (恒基發展應佔33.333%：768,326)

附註： 該物業之登記業主為星際發展有限公司(恒基發展於當中持有33.333%應佔權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第一類　出售公司及其附屬公司			
	(B) 持作投資之香港物業權益			
31.	新界屯門屯隆街2號時代廣場北翼及南翼購物平台1至3層舖位、戲院「A」及戲院「B」、平台外牆及地庫1至78號私家車車位及1層1至64號單車車位 屯門市地段282號800000份之223622份	該物業包括兩個購物平台(其上建有五幢25至26層高之住宅大樓)之三層商場舖位、2間戲院、外牆、地庫之78個私家車車位及1層之64個單車車位。該發展項目於一九八八年落成。 該等商場舖位之總建築樓面面積約為195,280平方呎(18,141.95平方米)，而該兩個戲院之總實用面積約為18,552平方呎(1723.52平方米)。 該物業根據新批地2761號向政府租借持有，由一八九八年七月一日起為期99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該整項物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	除總面積約30,524平方呎之部份舖位及該兩間戲院空置外，該等舖位按不同年期租出，最遲之租期將於二零一零年一月屆滿，月租總額約為港幣6,890,000元，不包括差餉及管理費。 該等車位以月租港幣175,000元租予一名租戶。	1,446,000 (恒基發展應佔100%：1,446,000)

附註： 該物業之登記業主為怡迎發展有限公司(34.43%)、迪靈傑置業有限公司(47.35%)、捷高置業有限公司(17.48%)及廸加置業有限公司(0.74%)(恒基發展於以上全部公司中持有100%應佔權益)，以共享權益持有。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
	第一類　出售公司及其附屬公司			
	(B)　持作投資之香港物業權益			
30.	新界沙田橫壆街2-16號沙田中心3層所有舖位、1層餘下部份舖位及平台1層及2層多個私家車車位 沙田市地段16號65000份之21196份	該物業包括一幢四層高之購物／泊車平台(其上建有八幢27層高之住宅大樓)1層及3層之舖位及1層及2層合共545個私家車車位。該發展項目約於一九八一年落成。 該物業之總建築樓面面積(不包括車位)約為98,621平方呎(9,1622.11平方米)。 該物業根據新批地11171號向政府租借持有，由一八九八年七月一日起為期99年減最後三天，並已獲法定延期至二零四七年六月三十日。現時該整項物業每年應付之政府地租為該物業當時之應課稅差餉租值之3%。	除總建築樓面面積3,348平方呎之部份舖位空置外，該等舖位按不同年期租出，最遲之租期將於二零一零年三月屆滿，月租總額約為港幣10,000,000元，不包括差餉及管理費。 該等車位按月租形式出租予一名租戶，月租約港幣710,000元，不包括差餉及管理費。	2,092,000 (恒基發展應佔100%：2,092,000)

附註： 該物業之登記業主為希祿發展有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第一類　出售公司及其附屬公司

(A) 持有待售之香港物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
29.	新界大埔梅樹坑路1號大埔花園地庫5、13、14、16、19、69、95、97、101至104、107至110、180、188、212、219、254、257至260、264、266、269至271、277及278號私家車車位 位於大埔市地段60號內	該物業包括一個於一九八九年落成之住宅發展項目地庫之32個私家車車位。 該物業向政府租借持有，由一八九八年七月一日起為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課稅差餉租值之3%。	該物業以每月或每小時基準特許使用，於二零零七年二月之應收特許使用費總額為港幣4,900元。	3,200 (恒基發展應佔50%：1,600)

附註： 該物業之登記業主為名達置業有限公司(恒基發展於當中持有50%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
28. 新界大埔安慈路3號翠屏花園1層14A號舖 大埔市地段7號16800份之5500份中之5500份之4份	該物業包括一幢三層高購物／泊車／花園平台(其上建有四幢22層高之住宅大樓)1層之1個舖位。該發展項目於一九八六年落成。 該物業之總建築樓面面積約為34平方呎(3.16平方米)。 該物業根據新批地11899號向政府租借持有，由一八九八年七月一日起為期99年減去最後3日，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該物業現時租出，由二零零六年五月十六日起至二零零九年五月十五日，為期3年，月租港幣12,500元，不包括差餉及管理費。	500 (恒基發展應佔100%：500)

附註： 該物業之登記業主為依時威置業有限公司(恒基發展之全資附屬公司)(19.48%)、戴寶置業有限公司(65.54%)及愛興登置業有限公司(14.98%)，以共享權益持有。該物業之實益擁有人為依時威置業有限公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
27. 香港筲箕灣筲箕灣道30-36號捷利商業大廈14樓4室 筲箕灣內地段443號B、C、D段餘段及餘段7600份之26份	該物業包括一幢於一九八三年落成之23層高商業大廈14樓之一個辦公室單位。 該物業之總建築樓面面積約為247平方呎(22.95平方米)。 該物業向政府租借持有，由一九一九年四月七日起為期75年，並已獲續期多75年。現時該等地段每年應付之政府地租總額為港幣360,022元。	該物業現時租出，由二零零六年十一月一日起至二零零八年十月三十一日，為期兩年，月租港幣3,000元，不包括差餉及管理費。	520 (恒基發展應佔100%：520)

附註： 該物業之登記業主為凱康有限公司(恒基發展於當中持有100%應佔權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
26. 新界屯門青楊街8號得利工業中心1樓18個車位 位於屯門市地段163號內	該物業包括一個三層高工場／停車場平台(其上建有兩幢18層高之工業大廈)1樓之4個私家車車位、13個貨車車位及1個貨櫃車車位。該發展項目於一九八二年落成。 該物業向政府租借持有，由一八九八年七月一日起為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該等車位以每月基準特許使用，於二零零七年二月之每月收入總額約為港幣26,400元。	2,700 (恒基發展應佔100%：2,700)

附註：

(1) 該物業包括1樓之1、2、3、4、6、C1、21、22、23、27、28、29、30、31、35、36、37及38號私家車車位。

(2) 該物業之登記業主為廣基置業有限公司。

(3) 該物業受一份以華廈星記工程有限公司為受益人之買賣協議所規限。

(4) 該物業受一份以波加置業有限公司(恒基發展於當中持有100%應佔權益)為受益人之附屬買賣協議所規限。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
25. 新界屯門青山灣青山公路351號彩華花園地下及地下低層26個私家車車位 位於屯門市地段300號內	該物業包括於一九八九年落成，名為彩華花園之住宅發展項目地下及地下低層之26個私家車車位。 該物業向政府租借持有，年期由一九八七年三月十一日起至二零四七年六月三十日屆滿。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該等車位連同另外37個私家車車位以月租或時租形式租出，於二零零七年二月之每月收入總額約為港幣54,000元。	3,380 (恒基發展應佔100%：3,380)

附註：

(1) 該物業包括地下低層之3、4、10、15、16、17、21、23、24、26、27、29、30、34及35號私家車車位及地下之4、5、22、26、34、35、44、45、70、74及75號私家車車位。

(2) 該物業之登記業主為敬新有限公司(31.57%)、凱峯企業有限公司(39.47%)、依智利置業有限公司(21.05%)、崇景建業有限公司(7.91%)及金龍建業有限公司（恒基發展之全資附屬公司），其實益權益歸屬於敬新有限公司、凱峯企業有限公司、依智利置業有限公司及崇景建業有限公司。該物業之實益擁有人為金龍建業有限公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
24. 新界屯門青山公路新墟段250號彩暉花園地下12號舖 屯門市地段247號26500份之215份	該物業包括一個兩層商業／停車場平台(其上建有五幢12層高之住宅大樓)地下之一個舖位。該發展項目於一九八九年落成。 該物業之總建築樓面面積約為3,413平方呎(317.08平方米)。 該物業根據新批地2768號向政府租借持有，由一九八六年七月一日起至二零四七年六月三十日屆滿。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該物業現時連同11號舖位租出，租期於二零零九年五月三十一日屆滿，月租港幣60,800元，不包括差餉及管理費。	5,100 (恒基發展應佔100%：5,100)

附註：

(1) 該物業之登記業主為Camleigh Investment Limited及德美置業有限公司(恒基發展之全資附屬公司)，其實益權益歸屬於Camleigh Investment Limited，以共享權益持有。該物業之實益擁有人為德美置業有限公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
23. 新界荃灣橫龍街32-40號興盛工業大廈3樓A、B、E及G工場、5樓P工場及9樓E工場、地下9個私家車車位及1樓19個私家車車位及23個貨車車位 位於荃灣市地段93號餘段內	該物業包括一幢於一九八九年落成之25層高工業大廈3樓、5樓及9樓之6個工廠單位、地下及1樓之28個私家車車位及1樓之23個貨車車位。 該物業之總建築樓面面積約為26,526平方呎(2,464.33平方米)，不包括私家車車位。 該物業向政府租借持有，由一八九八年七月一日起為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該等工場單位全部按不同年期租出，最遲之租期將於二零零八年七月屆滿，月租總額約為港幣49,000元。 該等車位按每月或每小時基準特許使用，於二零零七年二月之應收收入總額約為港幣95,000元。	30,000 (恒基發展應佔100%：30,000)

附註：

(1) 該物業包括地下之1號至9號私家車車位、1樓之1至17、20及28號私家車車位及1樓之L1至L17、L20至L25貨車車位。

(2) 該物業之登記業主為高來置業有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
22. 新界大埔翠怡街3號翠怡花園2層37個私家車車位 位於大埔市地段20號內	該物業包括於一九八六年落成，名為翠怡花園之住宅發展項目2樓之37個私家車車位。 該物業向政府租借持有，由一八九八年七月一日起為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該物業連同另外20個私家車車位按每月或每小時基準特許使用，於二零零七年二月之應收收入總額約為港幣25,000元。	7,400 (恒基發展應佔100%：7,400)

附註：

(1) 該物業包括2層之2、4、5、6、7、8、9、11、13、17、18、20、24、30、31、32、33、34、35、36、39、40、42、43、44、45、52、53、54、55、56、58、59、60、61、62及63號私家車車位。

(2) 該物業之登記業主為金龍建業有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
21. 新界葵涌華景山路9號華景山莊所有舖位及所有私家車車位 位於葵涌市地段369號餘段內	該物業包括一個於一九八四年至一九八九年落成，名為華景山莊之大型住宅發展項目地下及1樓之所有舖位及2,010個私家車車位。 該物業之總建築樓面面積約為40,697平方呎(3,780.84平方米)，不包括私家車車位。 該物業向政府租借持有，由一八九八年七月一日起為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該等舖位部份空置，部份按不同年期租出，月租總額約為港幣205,000元，不包括差餉及管理費。 該等車位按每月或每小時基準特許使用，於二零零七年二月之應收收入總額約為港幣792,000元。	518,000 (恒基發展應佔9.1288%：47,287)

附註： 該物業之登記業主為Conduco Limited (50%)、先樂置業有限公司(29.7424%)、精威置業有限公司(11.1288%)及Vignette Investment Limited (恒基發展於當中持有應佔100%權益) (9.1288%)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
	第一類　出售公司及其附屬公司			
	(A) 持有待售之香港物業權益			
20.	九龍深水埗福華街206號榮安大廈1樓15號舖、2樓13及15號舖 位於新九龍內地段366號餘段，E段、F及G段餘段內	該物業包括一幢於一九八二年落成之13層高綜合大樓1樓及2樓3個商業單位。 該物業之總建築樓面面積約為535平方呎（49.70平方米）。 該物業向政府租借持有，由一八九八年七月一日起，為期75年，已獲續期24年減去最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課稅差餉租值之3%。	除2樓15號舖位為空置外，該物業按不同年期租出，最遲之租期將於二零零八年二月屆滿，月租總額約為港幣3,000元，不包括差餉及管理費。	1,100 (恒基發展應佔100%：1,100)

附註： 該物業之登記業主為凱康有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第一類　出售公司及其附屬公司

(A) 持有待售之香港物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
19.	九龍長沙灣昌華街23號富華廣場地下19號舖及所屬天井 位於新九龍內地段6154號內	該物業包括一幢於一九九七年落成之37層高綜合大樓地下之一個舖位。 地下19號舖之總建築樓面面積約為778平方呎(72.28平方米)。 該物業向政府租借持有，年期於二零四七年六月三十日屆滿。現時該物業每年應付之政府地租為該物業當時之應課稅差餉租值之3%。	19號舖位連同地下其他舖位現時租出，租期由二零零五年四月一日起至二零零七年三月三十一日，為期兩年，月租為港幣26,400元，不包括差餉及管理費。	5,000 (恒基發展應佔75%：3,750)

附註： 該物業之登記業主為Camus Investment Limited、利先置業有限公司(恒基發展於當中持有應佔75%權益)及廣敏發展有限公司以共享權益持有。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
18. 九龍長沙灣青山道438號麗群閣1樓1至8室及2樓1、3及4室 位於新九龍內地段420號K段、新九龍內地段420號A段餘段、新九龍內地段420號A段1及2分段餘段及A段，及新九龍內地段420號B段5分段A段餘段內	該物業包括一幢於一九九四年落成之28層高綜合大樓1樓8個商業單位及2樓3個商業單位。 該物業之總建築樓面面積約為3,032平方呎(281.68平方米)。 該物業向政府租借持有，由一八九八年七月一日起為期75年，已獲續期24年減去最後三天，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	除總面積為826平方呎之舖位部份現為空置外，該等舖位按不同年期租出，最遲之租期將於二零零八年十月屆滿，總月租約為港幣19,700元。	6,000 (恒基發展應佔100%：6,000)

附註： 該物業之登記業主為Saxophon Limited(恒基發展於當中持有應佔100%權益)及Joy Union Estate Limited以共享權益持有。該物業之實益擁有人為Saxophon Limited。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
17. 香港北角宏安道14-28號威德閣地下3號舖 內地段7268號、7269號、7270號、7271號、7272號、7273號、7274號及7275號39350份之772份	該物業包括一幢於一九九三年落成之35層高綜合大樓之一個舖位。 該物業之總建築樓面面積約為363平方呎(33.72平方米)。 該物業向政府租借持有，由一九五三年十月十九日起，為期75年，可續期75年。現時該等地段每年應付之政府地租合共港幣130元。	該物業現時租出，租期由二零零六年十月一日起至二零零八年九月三十日，月租為港幣19,500元，不包括差餉及管理費。	4,000 (恒基發展應佔100%：4,000)

附註：該物業之登記業主為富納置業有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
	第一類 出售公司及其附屬公司			
	(A) 持有待售之香港物業權益			
16.	香港跑馬地山村道22-26號銀星閣地下停車場6號私家車車位 內地段2270號B段2分段餘段、C段1分段餘段及C段餘段3730份之5份	該物業包括一座於一九八一年落成之4層高停車場平台其上所建之一幢24層高住宅大樓之一個私家車車位。 該物業向政府租借持有，由一九二零年一月十三日起，為期75年，已獲續期75年。現時該物業每年應付之政府地租為港幣540元。	該物業現為空置	400 (恒基發展應佔100%：400)

附註： 該物業之登記業主為金龍建業有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
15. 香港半山區西摩道3號輝煌豪園4個舖位、10個住宅單位及4個複式單位、65個私家車車位及6個電單車車位 位於內地段4630號餘段、內地段4631號餘段、內地段4632號餘段、內地段4633號B段、內地段4634號B段內	該物業包括一座於二零零零年落成之6層高商業、泊車及娛樂平台其上所建之一幢33層高住宅大樓多個樓層之4個舖位、10個住宅單位、4個複式單位、65個私家車車位及6個電單車車位。 該物業之總建築樓面面積約為19,106平方呎(1,774.99平方米)(不包括車位)。該物業之總平台及天台面積為2,885平方呎(268.02平方米)。 該物業向政府租借持有，年期如下： **地段** / **年期** 內地段4631號餘段、4632號餘段、4633號B段、4634號B段 / 由一八八五年一月五日開始，為期999年 內地段4630餘段 / 由一八六二年六月七日開始，為期999年 現時整個地段每年應付之政府地租總額為港幣18元。	地下舖位已全部租出，最遲之租期將於二零零九年六月屆滿，月租總額為港幣150,000元，不包括差餉及管理費。總建築樓面面積約為5,562平方呎(516.72平方米)之5個住宅單位現為空置，而該物業餘下部份按不同年期租出，最遲之租期將於二零零八年九月屆滿，月租總額約為港幣520,000，包括差餉及管理費。 私家車車位按每月或每小時基準特許使用。二零零七年二月泊車總收入約為港幣97,000元。	228,000 (恒基發展應佔0.49%：1,117)

附註： 該物業之登記業主為Gesund Investment Company Limited(恒基發展於當中持有應佔100%權益)(0.49%)、Uhray Investment Limited(0.893%)、富田地產有限公司(39.174%)及Ming Dragon Limited(59.443%)，以共享權益持有。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
14. 香港灣仔萬茂台1號桂蔭苑1樓A及B座及平台、3樓B座、23樓及24樓A座複式單位及地下7及7A、8及8A、15、17及19號私家車車位、地下低層1樓31、36及37號私家車車位及地下低層2樓42至44、50、57至59及62號私家車車位 位於內地段2837號D段1、2、3、4、5及6分段內	該物業包括一座於一九八六年落成之3層高停車場平台其上所建之一幢24層高住宅大樓多個樓層之4個住宅單位、14個私家車位及4個前後套裝車位。 該等住宅單位之總築樓樓面面積約為9,428平方呎(875.88平方米)。該物業之平台／天台總面積約為487平方呎(45.24平方米)。 該物業向政府借租持有，由一九二八年八月二十二日起，為期75年，已獲續期75年。現時該等地段每年應付之政府地租總額為港幣158元。	3樓B座連一個私家車車位現時租出，租期由二零零六年五月七日至二零零七年五月十日，月租為港幣35,000元，包括差餉及管理費。剩餘住宅單位現為空置。 剩餘車位按每月或每小時基準特許使用。二零零七年二月泊車總收入約為港幣4,970元。	64,000 (恒基發展應佔100%：64,000)

*附註：*該物業之登記業主為溢至投資有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
13. 香港半山區麥當勞道7-9號豪華閣23樓、地下4號私家車車位及停車場「1」部份(亦稱為停車場「1」2號及3號私家車車位) 位於內地段1381號N段及O段餘段內	該物業包括一座於一九八零年落成之4層高停車場平台其上所建之一幢24層高住宅大樓23樓一個住宅單位及3個私家車車位。 該住宅單位之建築樓面面積約為2,654平方呎(246.56平方米)。 該物業向政府租借持有，由一八九六年七月十三日起，為期999年。現時內地段1381號整段之每年應付之政府地租為港幣852元。	該物業現時租出，租期由二零零五年四月一日至二零零七年三月三十一日，為期兩年，月租為港幣72,350元，包括差餉及管理費。	24,000 (恒基發展應佔100%：24,000)

附註： 該物業之登記業主為鴻順置業有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*

第一類　出售公司及其附屬公司

(A) 持有待售之香港物業權益

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
12.	香港半山區堅尼地道9M號皇朝閣36樓F座連其上天台部份及地下1至11號私家車車位、1樓1至17號私家車車位、2樓6、11、13及16號私家車車位、3樓2、3、7及19號私家車車位、4樓8至13及19號私家車車位及5樓1至15號私家車車位 位於內地段8790號內	該物業包括一座於一九九五年落成之5層高停車場平台其上所建之一幢31層高住宅大樓36樓一個住宅單位連其天台部份及58個私家車車位。 該住宅單位之建築樓面面積約為641平方呎(59.55平方米),天台面積約為460平方呎(42.74平方米)。 該物業向政府租借持有,年期由一九九一年八月十九日起至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該住宅單位現為空置。 該等私家車車位按每小時或每月基準特許使用,二零零七年二月泊車總收入約為港幣80,000元。	28,000 (恒基發展應佔100%:28,000)

附註: 該物業之登記業主為鴻順置業有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
11. 香港半山區干德道8號麗豪閣100個私家車車位 位於內地段713號B段1分段及餘段及內地段3458號餘段內	該物業包括於6層高之停車場平台(其上建有兩幢31層高之住宅大樓)不同層樓之100個私家車車位。該物業於一九九四年落成。 該物業向政府租借持有，由一八六一年六月二十五日起，為期999年。現時該等地段之應付政府地租合共為每年港幣12.48元(即：內地段713號B段及內地段3458號)。	該物業按每月基準特許使用。二零零七年二月泊車總收入約為港幣59,000元。	25,000 (恒基發展應佔100%：25,000)

附註：

(1) 該物業包括麗豪閣地庫1號至28號私家車車位、停車場1層1號至20號私家車車位、停車場2層1號至23號私家車車位、停車場3層13號、16號、20號至24號私家車車位、停車場4層4號至6號、13號、14號、16號、20號至24號私家車車位及停車場5層2號、5號、7號至15號私家車車位。

(2) 該物業之登記業主為祖利任有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
10. 香港北角清華街4-8號清暉台地下4號舖 內地段2366號31分段A段、41分段及X段餘段及其伸延部份5000份之92份	該物業包括一幢於一九八五年落成之24層高綜合大樓地下一個舖位。 該物業之建築樓面面積約為1,251平方呎（116.22平方米）。 該物業向政府租借持有，由一九二二年二月十三日起，為期75年，已獲續期75年。現時該等地段之應付政府地租為每年港幣355,900元。	該物業現時租出，租期由二零零六年三月一日起至二零零八年二月二十九日，為期兩年，月租為港幣9,000元，包括差餉及管理費。	1,800 (恒基發展應佔100%：1,800)

附註： 該物業之登記業主為凱康有限公司(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
9. 新界荃灣橫龍街一個工廠單位	該物業包括一幢於一九七一年落成之工業大廈之一個工廠單位。 該物業之實用面積約為11,876平方呎(1,103.31平方米)。 該物業向政府租借持有，由一八九八年七月一日起，為期99年，並已獲法定延期至二零四七年六月三十日。現時該物業每年應付之政府地租為該物業當時之應課税差餉租值之3%。	該物業現為空置。	4,800 (恒基發展應佔100%：4,800)

附註： 該物業之登記業主為一間恒基發展於其中持有應佔100%權益之公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
8. 九龍旺角煙廠街一個住宅單位	該物業包括一幢約於一九五五年落成之綜合大樓之一個住宅單位。 該物業之實用面積約為653平方呎(60.67平方米)。 該物業根據一項政府租契向政府租借持有，由一九零四年八月八日起，為期75年，已獲續期75年。現時該物業之應付政府地租為每年港幣198元。	該物業現時租出，租期由二零零六年九月十五日起至二零零九年九月十四日，為期三年，月租為港幣3,478元，不包括差餉。	1,000 (恒基發展應佔100%：1,000)

附註：

(1) 該物業之登記業主為一間恒基發展持有應佔100%權益之公司。

(2) 該物業受建築事務監督根據建築物條例第24(1)條發出之指令第CRT/RT/004208/04/K所規限。建築事務監督命令該大廈之業主拆除及復原加建在天台上未獲批准之建築物。於估值過程中，吾等並無考慮因遵守上述指令而產生之任何重置成本。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
	第一類　出售公司及其附屬公司			
	(A) 持有待售之香港物業權益			
7.	九龍旺角上海街604號 九龍內地段1684號F段	該物業包括一幢4層高之戰前綜合大樓。 該物業之地盤面積約為695平方呎(64.54平方米)。 該物業之實用面積約為2,476平方呎(230.03平方米)。 該物業根據一項政府租契向政府租借持有，由一九零一年四月十五日起，為期75年，已獲續期75年。現時該物業之應付政府地租為每年港幣142元。	除該物業3樓部份為空置外，該物業按不同年期租出，最遲之租期將於二零零八年十一月屆滿，月租總額約為港幣68,000元，不包括差餉。	16,000 (恒基發展應佔100%：16,000)

附註： 該物業之登記業主為Saxophon Limited(恒基發展於當中持有應佔100%權益)。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
6. 香港半山區西摩道一個單位	該物業原包括一幢約於一九六零年落成之住宅樓宇之地庫。 該物業之地盤面積約為1,740平方呎(161.65平方米)。 該物業根據一項政府租契向政府租借持有，由一八五八年五月一日起，為期999年。現時整個地段之應付政府地租為每年港幣2元。	該樓宇已拆卸及與相連地段規劃作發展。	23,500 (恒基發展應佔100%：23,500)

附註： 該物業之登記業主為一間恒基發展於其中持有應佔100%權益之公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
5. 香港半山區羅便臣道一個住宅單位	該物業包括一幢約於一九五四年落成之住宅樓宇之一個住宅單位。 該物業之實用面積約為1,131平方呎(105.07平米)。 該物業根據一項政府租契向政府租借持有，由一八六一年六月二十五日起，為期999年。現時整個地段之應付政府地租為每年港幣10元。	該物業現時租出，租期由二零零五年八月二十五日起至二零零七年八月二十四日，為期兩年，月租約為港幣21,600元，不包括差餉及管理費。	5,000 (恒基發展應佔100%：5,000)

附註： 該物業之登記業主為一間恒基發展於其中持有應佔100%權益之公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
4. 香港半山區麥當勞道多個單位及車位	該物業包括於一九六零年落成之住宅樓宇之多個單位及車位。 該物業之實用面積約為6,265平方呎(582.03平方米)，不包括該等車位。 該物業根據一項政府租契向政府租借持有，由一八九六年十一月二日起，為期999年。現時該物業之應付政府地租為每年港幣8元。	除總實用面積約400平方呎為空置外，剩餘單位按不同年期租出，最遲之租期將於二零零八年五月屆滿，月租約為港幣117,000元，不包括差餉及管理費。 該等車位按每月基準特許使用，總月租為港幣11,200元。	7,200 (恒基發展應佔100%：7,200)

附註： 該物業之登記業主為一間恒基發展於其中持有應佔100%權益之公司。

估值證書

物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
第一類　出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
3. 香港半山區衛城道一個單位	該物業原包括一幢約於一九五六年落成之住宅大樓之一個單位 該物業之地盤面積約為1,944平方呎(180.60平方米) 該物業根據一項政府租契向政府租借持有，由一八五八年五月一日起，為期999年。現時該物業之應付政府地租為每年港幣4元。	該樓宇已拆卸及與相連地段規劃作發展。	8,400 (恒基發展應佔100%：8,400)

*附註：*該物業之登記業主為一間恒基發展於當中持有應佔100%權益之公司。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年 二月二十八日 現況下之資本值 *港幣千元*
	第一類　出售公司及其附屬公司			
	(A) 持有待售之香港物業權益			
2.	香港半山區衛城道一個住宅單位	該物業原包括一幢約於一九五六年落成之唐樓之一個住宅單位。 該物業之地盤面積約為1,662平方呎(154.40平方米)。 該物業根據一項政府租契向政府租借持有，由一八五八年五月一日起，為期999年。現時該物業之應付政府地租為每年港幣4元。	該樓宇已拆卸及與相連地段規劃作發展。	24,900 (恒基發展應佔100%：24,900)

*附註：*該物業之登記業主為一間恒基發展於當中持有應佔100%權益之公司。

估值證書

	物業權益	概況及年期	佔用詳情	二零零七年二月二十八日現況下之資本值 港幣千元
	第一類　出售公司及其附屬公司			
	(A) 持有待售之香港物業權益			
1.	九龍 尖沙咀白加士街56號凱豪商業中心全幢(不包括5樓2及3室、10樓及13樓之1室、11樓5室、18樓3室、19樓5室及20樓全層) 位於九龍內地段1590號A段餘段、九龍內地段1590號A段1及2分段及九龍內地段1589號內	該物業包括一幢於一九九七年落成之21層高商業大廈全幢(不包括5樓2及3室、10樓及13樓之1室、11樓5室、18樓3室、19樓5室及20樓全層)。 該物業之總建築樓面面積約為37,007平方呎(3,438.03平方米)。 該物業向政府租借持有，由一九二一年十一月七日起，為期75年，已獲續期75年。現時該物業之應付政府地租為每年港幣310,214元。	除該物業之部份其總建築樓面面積約6,810平方呎為空置外，該物業餘下部份按不同年期租出，最遲之租期將於二零零九年九月屆滿，月租約為港幣646,000元，不包括差餉及管理費。	173,000 (恒基發展應佔100%：173,000)

附註： 該物業之登記業主為Saxophon Limited(恒基發展於當中持有應佔100%權益)。

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
(D) 持作業主佔用之香港物業權益			
94. 新界青衣青衣市地段102號担杆山路98號船廠	84,000	31.36	26,342
(E) 出租予香港小輪集團之香港及澳門物業權益			
95. 出租予香港小輪集團之12項香港物業權益及1項澳門物業權益	無商業價值		無商業價值
第三類總計：	**3,106,850**		**931,970**

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
(C) 持作投資之香港物業權益			
89. 九龍大角咀福利街8號港灣豪庭商業發展部份包括一期及二期廣告板及商用車位及裝卸區	654,000	31.36	205,094
90. 新界大嶼山梅窩丈量約份第2約銀礦灣酒店及多幅農地及屋地之香港小輪集團應佔權益	66,050	31.36	20,713
91. 新界大嶼山長沙麗濱別墅B14、B15及B96號屋連14、15及116號私家車車位	12,900	31.36	4,045
92. 新界屯門洪水橋丈量約份第124約地段3039號A段及餘段及地段3042號	7,500	31.36	2,352
93. 九龍大角咀塘尾道43-51A號地下及1樓之商業部份	44,000	31.36	13,798
小計：	784,450		246,002

物業權益	二零零七年二月二十八日現況下之資本值	恒基發展應佔權益	二零零七年二月二十八日恒基發展應佔現況下之資本值
	港幣千元	%	*港幣千元*
第三類　香港小輪(集團)有限公司及其附屬公司(「香港小輪集團」)			
(A) 持有待售之香港物業權益			
85. 九龍大角咀福利街8號港灣豪庭多個住宅單位及車位	270,000	15.68	42,336
86. 九龍大角咀塘尾道51號新港豪庭多個住宅單位	169,000	31.36	52,998
小計：	439,000		95,334
(B) 持作發展之香港物業權益			
87. 九龍大角咀大角咀道220及222號九龍內地段11159號	1,261,000	31.36	395,450
88. 九龍油塘草園街6號	538,400	31.36	168,842
小計：	1,799,400		564,292

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
(E) 持作業主佔用之中國物業權益			
81. 廣東省深圳蛇口特別工業區蛇口碧濤苑公寓2座1層A室	527	44.21	233
82. 北京朝陽區建國門外大街24號京華公寓1座403及503室	2,777	44.21	1,228
小計：	3,304		1,461
(F) 出租予美麗華酒店集團之中國物業權益			
83. 出租予美麗華酒店集團之3項中國物業權益	無商業價值		無商業價值
(G) 持有待售之美國物業權益			
84. 美國加利福尼亞州彼沙郡林肯市29A及B地段、30C、D及E地段、27C、3B-1及3B-2地段、第9村1、2及4號住宅地皮	594,157	38.9048	231,156
第二類總計：	**11,201,212**		**4,854,465**

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
76. 廣東省廣州東山區環市東路500號廣發花園幸運閣28個單位	無商業價值		無商業價值
77. 廣東省廣州東山區環市東路496-500號廣發花園栢麗商業中心3個單位	2,620	30.947	811
78. 廣東省廣州東山區環市東路496、498及500號廣發花園美麗華廣場1層部份及幸運閣兩個單位	2,940	21.6629	637
79. 廣東省廣州東山區環市東路496號廣發花園美麗華廣場4層	28,300	44.21	12,511
80. 廣東省中山中山二路59號裕華花園廣場4層402號舖	4,700	44.21	2,078
小計：	503,551		156,868

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
71. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)10層3個住宅單位及103、104及107號車位	5,810	44.21	2,569
72. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)14層兩個住宅單位及94號車位	3,976	44.21	1,758
73. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)15至18層19個住宅單位及82、84、85、87及89至91號車位	34,456	44.21	15,233
74. 上海長寧區古北虹橋路1720弄11及12號美麗華花園銀栢閣(A座)5層H住宅單位及77個車位	16,100	22.7063	3,656
75. 廣東省廣州東山區環市東路496號廣發花園美麗華廣場地庫B部份、1層部份、2層部份及3層全層	58,540	30.947	18,116

物業權益	二零零七年二月二十八日現況下之資本值 *港幣千元*	恒基發展應佔權益 *%*	二零零七年二月二十八日恒基發展應佔現況下之資本值 *港幣千元*
66. 香港北角天后廟道151-173號百福花園地下部份或商業單位	10,000	44.21	4,421
小計：	27,800		12,291
(C) 出租予美麗華酒店集團之香港物業權益			
67. 出租予美麗華酒店集團之9項香港物業權益	無商業價值		無商業價值
(D) 持作投資之中國物業權益			
68. 上海長寧區古北虹橋路1770號地段美麗華花園1層、2層A區及B區部份及地庫1樓	248,870	22.7063	56,509
69. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)4層至6層21個住宅單位及118至125號車位	36,500	44.21	16,137
70. 上海長寧區古北虹橋路1720弄11號美麗華花園金楓閣(B座)7層至15層35個住宅單位及93、95、96、99-102、105、106、109、110及117號車位	60,739	44.21	26,853

物業權益	二零零七年二月二十八日現況下之資本值 *港幣千元*	恒基發展應佔權益 *%*	二零零七年二月二十八日恒基發展應佔現況下之資本值 *港幣千元*
59. 香港中環雲咸街1號南華大廈地庫	60,000	44.21	26,526
60. 九龍尖沙咀諾士佛台6號	148,000	44.21	65,431
小計：	10,072,400		4,452,689
(B) 持作業主佔用之香港物業權益			
61. 九龍旺角亞皆老街173號芝蘭苑1、2、5、6、7、8、9、11、13、14、15、23、24及26號私家車車位	2,800	44.21	1,238
62. 九龍九龍城沙浦道47及49號3樓	2,400	44.21	1,061
63. 新界荃灣德士古道220-248號荃灣工業中心21樓2101至2108號工廠單位及1樓20號及102號停車位	9,800	44.21	4,333
64. 九龍油麻地佐敦道37E-37H號及37J-37K號上海街95-103號統一大廈13樓A3部份	1,800	44.21	796
65. 新界大嶼山澄碧邨Beach Chalet第五座1層A室	1,000	44.21	442

物業權益	二零零七年二月二十八日現況下之資本值	恒基發展應佔權益	二零零七年二月二十八日恒基發展應佔現況下之資本值
	港幣千元	*%*	*港幣千元*

第二類 美麗華酒店企業有限公司及其附屬公司(「美麗華酒店集團」)

(A) 持作投資之香港物業權益

53. 香港尖沙咀彌敦道118-130號美麗華酒店	2,738,000	44.21	1,210,470
54. 九龍尖沙咀彌敦道132號及金巴利道1號美麗華大廈及美麗華商場(包括諾士佛階)	7,037,000	44.21	3,111,058
55. 九龍尖沙咀金巴利道16號香檳大廈1樓	27,700	44.21	12,246
56. 九龍土瓜灣木廠街12-14號及18-34號、北帝街68及70號錦堂樓地下10、11及12號舖	13,000	41.7519	5,428
57. 九龍新蒲崗雙喜街5號福和工業大廈地下	5,700	44.21	2,520
58. 香港北角英皇道310號雲華大廈1樓及2樓全層單位、天台及5樓至20樓(包括首尾兩層)外牆	43,000	44.21	19,010

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
(F) 持作業主佔用之中國物業權益			
52. 廣東省廣州天河區恒福路110號淘金花園B座13樓E單位	550	100	550
第一類總計：	11,491,450		8,533,925

附註1： 於二零零六年十二月三十一日，由出售公司及其附屬公司持作投資之物業權益(30至39號及42至46號物業權益)之總資本值為港幣9,395,200,000元。

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
(C) 持作業主佔用之香港物業權益			
47. 九龍新蒲崗八達街9號威達工貿商業中心16樓1、2、3、4及5室及17樓全層	23,400	100	23,400
(D) 持有之香港其他物業權益			
48. 九龍九龍城太子道西335號恆暉閣地下23號車位及A區及B區	250	100	250
49. 九龍九龍城馬頭圍道442-448號德信大廈3樓平台1及2	150	100	150
50. 香港北角和富道20-36號明暉大廈現時由大廈樓梯佔用之地下部份	無商業價值		無商業價值
小計：	400		400
(E) 出租予出售公司及其附屬公司之香港物業權益			
51. 出租予出售公司及其附屬公司之6項香港物業權益	無商業價值		無商業價值

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
41. 香港北角電器道200-218號香港麗東酒店	600,000	100	600,000
42. 香港半山區西摩道1號輝煌臺 地下1至11號舖及地下低層1及2號舖 *(附註1)*	168,000	35.42	59,506
43. 九龍新蒲崗八達街9號 威達工貿商業中心全幢(16至19樓除外) *(附註1)*	286,700	100	286,700
44. 九龍九龍灣宏光道8號 巨昇中心全幢(3樓除外) *(附註1)*	166,700	100	166,700
45. 九龍新蒲崗八達街9號 威達工貿商業中心18樓及19樓 *(附註1)*	24,300	100	24,300
46. 九龍九龍灣宏光道8號巨昇中心3樓工場 *(附註1)*	22,100	100	22,100
小計：	10,245,200		7,988,121

物業權益	二零零七年二月二十八日現況下之資本值 *港幣千元*	恒基發展應佔權益 *%*	二零零七年二月二十八日恒基發展應佔現況下之資本值 *港幣千元*
35. 新界屯門建泰街6號恒威工業中心C座及2樓所有車位 *(附註1)*	128,400	100	128,400
36. 新界粉嶺新運路33號粉嶺中心地下及1樓店舖、地下幼稚園、濕貨市場、戲院及廣場、地下及1樓貨車車位及私家車車位 *(附註1)*	747,000	23.04	172,109
37. 新界荃灣荃灣街市街67-95號城市廣場(現稱荃灣城市中心二期)地庫85個私家車車位 *(附註1)*	25,000	26	6,500
38. 新界大埔安慈路3號翠屏花園地庫14個貨車車位及96個私家車車位及購物平台1層7個貨車車位及161個單車停放處 *(附註1)*	23,000	19.48	4,480
39. 九龍油麻地彌敦道555號九龍行 *(附註1)*	689,000	100	689,000
40. 九龍旺角界限街58-66號九龍麗東酒店	250,000	100	250,000

物業權益	二零零七年二月二十八日現況下之資本值	恒基發展應佔權益	二零零七年二月二十八日恒基發展應佔現況下之資本值
	港幣千元	*%*	*港幣千元*
(B) 持作投資之香港物業權益			
30. 新界沙田橫壆街2-16號沙田中心3層所有舖位、1層餘下部份舖位及平台1層及2層多個私家車車位 *(附註1)*	2,092,000	100	2,092,000
31. 新界屯門屯隆街2號時代廣場北翼及南翼購物平台1至3層舖位、戲院「A」及戲院「B」、平台外牆及地庫1至78號私家車車位及1層1至64號單車車位 *(附註1)*	1,446,000	100	1,446,000
32. 九龍旺角彌敦道610號荷李活中心 *(附註1)*	2,305,000	33.333	768,326
33. 香港半山區麥當勞道36號惠苑 *(附註1)*	908,000	100	908,000
34. 新界荃灣荃灣街市街67-95號城市廣場(現稱荃灣城市中心二期)商業部份地下G1、G2、G3、G4、G5、G6、G7A、G7B、G8、G9、G10、G11、G12、G17、G18A、G18B、G19、G20、G21、G22、G23、G30、G31、G32及G33號舖位 *(附註1)*	364,000	100	364,000

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
25. 新界屯門青山灣青山公路351號彩華花園地下及地下低層26個私家車車位	3,380	100	3,380
26. 新界屯門青楊街8號得利工業中心1樓18個車位	2,700	100	2,700
27. 香港筲箕灣筲箕灣道30-36號捷利商業大廈14樓4室	520	100	520
28. 新界大埔安慈路3號翠屏花園1層14A號舖	500	100	500
29. 新界大埔梅樹坑路1號大埔花園地庫5、13、14、16、19、69、95、97、101至104、107至110、180、188、212、219、254、257至260、264、266、269至271、277及278號私家車車位	3,200	50	1,600
小計：	1,221,900		521,454

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
19. 九龍長沙灣昌華街23號富華廣場地下19號舖及所屬天井	5,000	75	3,750
20. 九龍深水埗福華街206號榮安大廈1樓15號舖、2樓13及15號舖	1,100	100	1,100
21. 新界葵涌華景山路9號華景山莊所有舖位及所有私家車車位	518,000	9.1288	47,287
22. 新界大埔翠怡街3號翠怡花園2層37個私家車車位	7,400	100	7,400
23. 新界荃灣橫龍街32-40號興盛工業大廈3樓A、B、E及G工場、5樓P工場及9樓E工場、地下9個私家車車位及1樓19個私家車車位及23個貨車車位	30,000	100	30,000
24. 新界屯門青山公路新墟段250號彩暉花園地下12號舖	5,100	100	5,100

物業權益	二零零七年二月二十八日現況下之資本值 港幣千元	恒基發展應佔權益 %	二零零七年二月二十八日恒基發展應佔現況下之資本值 港幣千元
14. 香港灣仔萬茂台1號桂濤苑1樓A及B座及平台、3樓B座、23樓及24樓A座複式單位及地下7及7A、8及8A、15、17及19號私家車車位、地下低層1樓31、36及37號私家車車位及地下低層2樓42至44、50、57至59及62號私家車車位	64,000	100	64,000
15. 香港半山區西摩道3號輝煌豪園4個舖位、10個住宅單位及4個複式單位、65個私家車車位及6個電單車車位	228,000	0.49	1,117
16. 香港跑馬地山村道22-26號銀星閣地下停車場6號私家車車位	400	100	400
17. 香港北角宏安道14-28號威德閣地下3號舖	4,000	100	4,000
18. 九龍長沙灣青山道438號麗群閣1樓1至8室及2樓1、3及4室	6,000	100	6,000

	物業權益	二零零七年二月二十八日現況下之資本值	恒基發展應佔權益	二零零七年二月二十八日恒基發展應佔現況下之資本值
		港幣千元	*%*	*港幣千元*
9.	新界荃灣橫龍街一個工廠單位	4,800	100	4,800
10.	香港北角清華街4-8號清暉台地下4號舖	1,800	100	1,800
11.	香港半山區干德道8號麗豪閣100個私家車車位	25,000	100	25,000
12.	香港半山區堅尼地道9M號皇朝閣36樓F座連其上天台部份及地下1至11號私家車車位、1樓1至17號私家車車位、2樓6、11、13及16號私家車車位、3樓2、3、7及19號私家車車位、4樓8至13及19號私家車車位及5樓1至15號私家車車位	28,000	100	28,000
13.	香港半山區麥當勞道7-9號豪華閣23樓、地下4號私家車車位及停車場「1」部份(亦稱為停車場「1」2號及3號私家車車位)	24,000	100	24,000

估值概要

物業權益	二零零七年二月二十八日現況下之資本值	恒基發展應佔權益	二零零七年二月二十八日恒基發展應佔現況下之資本值
	港幣千元	*%*	*港幣千元*
第一類 出售公司及其附屬公司			
(A) 持有待售之香港物業權益			
1. 九龍尖沙咀白加士街56號凱豪商業中心全幢(不包括5樓2及3室、10樓及13樓之1室、11樓5室、18樓3室、19樓5室及20樓全層)	173,000	100	173,000
2. 香港半山區衛城道一個住宅單位	24,900	100	24,900
3. 香港半山區衛城道一個單位	8,400	100	8,400
4. 香港半山區麥當勞道多個單位及車位	7,200	100	7,200
5. 香港半山區羅便臣道一個住宅單位	5,000	100	5,000
6. 香港半山區西摩道一個單位	23,500	100	23,500
7. 九龍旺角上海街604號	16,000	100	16,000
8. 九龍旺角煙廠街一個住宅單位	1,000	100	1,000

吾等之估值概述如下，並附奉估值證書。

此致

香港
中環
金融街八號
國際金融中心二期72-76樓
恒基兆業發展有限公司
列位董事　台照

代表
戴德梁行有限公司
註冊專業測量師
(產業測量組)
中國房地產估值師
董事
黃儉邦
M.R.I.C.S.,M.H.K.I.S.
謹啟

二零零七年四月二十日

*附註：*黃儉邦先生為註冊專業測量師，於香港、中國及美國之物業估值方面擁有逾二十年經驗。

於評估政府租契在一九九七年六月三十日前到期之香港物業權益時，吾等已顧及英國政府與中華人民共和國政府就香港問題之聯合聲明附件三所載條文，以及新界土地契約(續期)條例規定。該等契約經免補地價續期至二零四七年六月三十日止，並須自續期日起每年按應課差餉租值之3%繳納地租。

吾等按直接比較法(即是參考有關市場所提供之可作比較之銷售個案)，或(倘適用)將出售集團提供之附表上所列之收入淨額資本化之投資法，並適當地計及業權復歸後可賺取收入之潛力，評估有關物業權益。

全部已出租予出售集團之物業權益被視作無商業價值，主要原因為該等物業權益嚴禁轉讓或分租，或因無可觀租金利潤。

吾等在頗大程度上依賴出售集團所提供之資料，並接受出售發展集團所提供有關規劃批准、法定通告、地役權、年期、佔用詳情、樓面面積、車位數目、物業權益鑒定、出售集團應佔權益，以及一切其他有關事項之意見。尺寸及量度乃根據出售集團給予吾等之文件或其他資料而計算，因此皆為約數。吾等概無進行任何實地量度。

吾等並無獲提供與物業權益有關之業權文件副本，但曾就香港及美國物業權益往合適土地註冊處查冊。然而吾等並無查閱文件正本，以核實擁有權或確定是否存在任何修訂。一切文件僅作參考用途，一切尺寸、量度及面積僅屬約數。

吾等曾於情況許可下視察該等物業權益之外貌。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業權益有否腐朽、蟲蛀或任何其他結構上損壞。吾等亦無測試任何樓宇設備。

就該等持作發展之物業而言，吾等並無進行任何土壤或地盤視察。於進行估值時，吾等假設物業權益適用於開發，且於施工過程中不會產生非經常成本或延誤。

除非另有說明，否則吾等之估值載列之所有金額均為港幣。吾等估值時採用之匯率為港幣1元兌人民幣1元及1美元兌港幣7.8元，兩者均與估值日期當時之匯率相若。

(b) 美麗華酒店企業有限公司；及

(c) 香港小輪(集團)有限公司

及載列於隨附之估值概要中彼等各自於香港、中華人民共和國(「中國」)及美利堅合眾國(「美國」)之附屬公司(以下統稱「出售集團」)。吾等證實曾作出有關查詢，並蒐集吾等認為必需之進一步資料，以便向　閣下呈報吾等對該等物業權益於二零零七年二月二十八日(「估值日」)之價值之意見。

就有關物業權益進行估值時，吾等已遵守香港聯合交易所有限公司證券上市規則第五章及第十二項應用指引，以及香港測量師學會頒佈之《物業估值準則》所載規定。

吾等對各項物業權益之估值乃指其市值，所謂市值，乃根據香港測量師學會之《物業估值準則》所下定義而言，為「在進行適當推銷後，自願買方及自願賣方基於公平原則，在知情、審慎及不受脅逼之情況下於估值日期買賣一項物業之估計款額。」

吾等對各項物業權益之估值並不包括任何因特別條款或情況如非典型融資、售後租回安排、與銷售有關聯之任何人士所授予之特別代價或優惠、或任何特別價值之元素而被抬高或壓低之估計價格。

對位於中國之物業權益進行估值之過程中，吾等已假設各物業權益年期特定之可轉讓土地使用權按象徵式每年土地使用費出讓，且所有應付之出讓金已全數支付。吾等已依賴出售集團及出售集團之中國法律顧問通商律師事務所(下文統稱「中國法律顧問」)就各物業權益之業權及出售集團於各物業權益所擁有之權益提供之意見。吾等參照中國法律意見編製估值，基準為假設出售集團於整段獲出讓之尚未屆滿年期內擁有各物業權益之可強制執行業權，並擁有自由且不受干擾之權利，可使用、佔用或轉讓各物業權益。

吾等之估值並無考慮物業權益所附帶之任何抵押、按揭或債項，以及出售成交時或須承擔之任何開支或稅項。除另有說明外，吾等假定物業權益概不附帶任何可影響其價值之繁重負擔、限制及支銷。

下文載列摘錄自戴德梁行物業估值報告之函件、估值概要及估值證書，該函件、估值概要及估值證書供載入本通函而編製，乃有關戴德梁行就出售公司、美麗華酒店、香港小輪及其各自附屬公司之物業權益之估值。

DTZ Debenham Tie Leung 戴德梁行
國際物業顧問
中國全國甲級房地產估值公司
中國全國土地估值公司

香港中環康樂廣場1號
怡和大廈10樓

敬啟者：

茲遵照　閣下之指示，對由以下公司所持有之若干物業權益進行估值：

(a) 下列恒基兆業發展有限公司(「恒基發展」)於當中擁有權益之公司：

凱康有限公司、波加置業有限公司、波雅置業有限公司、世欣發展有限公司、高來置業有限公司、好達置業有限公司、廸加置業有限公司、德美置業有限公司、迪靈傑置業有限公司、怡福發展有限公司、怡運發展有限公司、新福有限公司、旺偉發展有限公司、富納置業有限公司、溢至投資有限公司、Gesund Investment Company Limited、金龍建業有限公司、鴻順置業有限公司、依時威置業有限公司、捷高置業有限公司、祖利任有限公司、Laidstone Investments Limited、貫天置業有限公司、利先置業有限公司、Saxophon Limited、兆堅建業有限公司、星飛有限公司、Vansittart Investment Limited、Vignette Investment Limited、名達置業有限公司、星際發展有限公司、仁嘉發展有限公司、Aynbury Investments Limited、祥貴發展有限公司、Kingsview International Limited、Pataca Enterprises Limited、Podar Limited、Rejoice Investments Limited、Topgoal Limited、利耀發展有限公司、Evas International Limited、Felix Technology Limited、新福麗東有限公司、冠威發展物業管理有限公司、恒基兆業發展酒店管理有限公司、Konet Investment Limited、萬永投資有限公司、Max-mercan Investment Limited、香港麗東酒店有限公司及九龍麗東酒店有限公司(以下統稱「出售公司」)；

原始文件作比較、考慮支援調整之憑證，及與　貴公司董事討論未經審核備考財務資料。是項工作並不涉及對任何相關財務資料進行獨立核實。

本行已計劃及履行本行之工作，以取得本行認為必要之資料及解釋，從而為本行提供足夠證據，以合理確定未經審核備考財務資料已由　貴公司董事按所呈列之基準妥為編撰，有關基準與　貴集團之會計政策一致，而有關調整就根據上市規則第4章第29段規則所披露之未經審核備考財務資料而言乃屬恰當。

未經審核備考財務資料根據　貴公司董事作出之判斷及假設而編製，惟僅作說明用途，因其假設性質使然，並不保證或預示任何事項將會於日後發生，亦未必能反映：

- 貴集團於二零零六年十二月三十一日或任何日後日期之財務狀況；或

- 貴集團截至二零零六年十二月三十一日止六個月或任何日後期間之業績及現金流量。

意見

本行認為：

a) 未經審核備考財務資料已由　貴公司董事按所述基準妥為編撰；

b) 該基準與　貴集團之會計政策一致；及

c) 有關調整就根據上市規則第4章第29(1)段規則之規定所披露之未經審核備考財務資料而言乃屬恰當。

德勤•關黃陳方會計師行
執業會計師
謹啟
香港，二零零七年四月二十日

2. 本公司申報會計師函件

以下為本公司之申報會計師德勤•關黃陳方會計師行(香港執業會計師)特為載入本通函而編製之報告全文。

Deloitte.
德勤

未經審核備考財務資料之會計師報告
致恒基兆業發展有限公司董事

本行謹此就本公司董事編製之恒基兆業發展有限公司(「貴公司」)及其附屬公司(此後統稱為「貴集團」)之未經審核備考財務資料發表報告，惟僅作說明用途，以提供有關根據　貴公司與恒基兆業地產有限公司於二零零七年三月二十七日訂立之協議進行之非常重大出售事項交易(　貴公司據此出售於　貴集團若干公司之權益及　貴集團若干公司之股東貸款)及建議分派可能如何影響所呈列之財務資料，以供載入於二零零七年四月二十日刊發之通函(「通函」)附錄三。未經審核備考財務資料之編製基準載於通函第III-1至第III-13頁。

貴公司董事及申報會計師各自之責任

貴公司董事全權負責按照香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段之規定及參考香港會計師公會頒佈之會計指引第7號「編製供載入投資通函之備考財務資料」編製未經審核備考財務資料。

本行之責任為，根據上市規則第4章第29段規則之規定，就未經審核備考財務資料達致意見，並向閣下報告本行之意見。本行概不會對本行先前於編撰未經審備考財務資料所採用之任何財務資料而發出之任何報告承擔任何責任，惟在此等報告發出當日本行指明之報告收件人則除外。

意見基礎

本行按照香港會計師公會所頒佈之香港投資通函呈報準則第300號「有關投資通函內備考財務資料之會計師報告」進行本行之工作。本行之工作主要包括將未經調整之財務資料與

(h) 調整反映出因於二零零六年七月一日根據情況A作出建議分派每股股份港幣5.00元(或按於最後實際可行日期3,047,327,395股已發行股份計算合共分派港幣約15,236,600,000元)而產生之現金流出，假設於二零零六年七月一日，出售事項已完成及削減股份溢價已成為無條件。

(i) 調整指於二零零六年十二月三十一日根據情況B作出建議分派每股股份港幣3.80元(或按於最後實際可行日期3,047,327,395股已發行股份計算合共分派港幣約11,579,800,000元)，假設於二零零六年十二月三十一日，出售事項已完成及削減股份溢價並無成為無條件。

(j) 調整反映出因於二零零六年七月一日根據情況B作出建議分派每股股份港幣3.80元(或按於最後實際可行日期3,047,327,395股已發行股份計算合共分派港幣約11,579,800,000元)而產生之現金流出，假設於二零零六年七月一日，出售事項已完成及削減股份溢價並無成為無條件。

(k) 代價、出售公司之資產與負債及因出售事項產生之收益之最終金額，將會與上文所呈列者有出入。

(l) 除就出售事項及建議分派外，並無作出任何調整以反映本集團或出售公司於二零零六年十二月三十一日後之任何經營業績或進行之其他交易，包括宣派中期股息每股股份港幣13仙或按最後實際可行日期3,047,327,395股已發行股份計算合共分派約港幣396,200,000元。

未經審核備考財務資料附註

(a) 調整有關出售公司之資產及負債，假設出售事項已於二零零六年十二月三十一日完成。

(b) 調整反映(i)自出售事項收取之現金代價港幣12,105,600,000元及(ii)因出售事項產生之估計收益約港幣926,000,000元，假設出售事項已於二零零六年十二月三十一日完成。

代價相等於各出售公司之應佔資產淨值與股東貸款金額兩者總和，如某間出售公司之應佔資產淨值及股東貸款金額兩者總和為負數，則恒基地產就收購該權益及該股東貸款而應付恒基發展之代價各項應為港幣1元。

應佔資產淨值指，就一間出售公司而言，本公司於該公司之權益百分比乘以該公司之有形資產淨值(如適用則以綜合有形資產淨值)，有關金額乃根據其於完成日期之未經審核資產負債表(如適用則以綜合資產負債表)計算，並就下列各項作出調整：(a)以根據該等上市證券之十日平均收市價計算之價值，代替其未經審核資產負債表所載在聯交所上市證券之價值；(b)以恒基地產及本公司協定並載於收購協議之物業權益之價值，代替其未經審核資產負債表所載之該等權益價值；(c)倘於該等物業(於賬目內歸類為存貨)之權益按完成日期之協定價值出售，而並無就此於賬目內提撥，則扣減相等於所產生之任何收益(但非虧損)之任何稅項之金額；及(d)於計算負債時並不計及任何遞延稅項負債(本公司將就此根據一項稅務契諾契據對恒基地產作出彌償保證)，該稅務契諾契據亦規定，本公司須就與完成時或完成前發生之事件有關的若干稅務負債、回補截至完成止之商業樓宇準備及資本準備，以及於完成前在有關公司之賬目內將物業重新分類向恒基地產支付其他款項。

僅作參考而言，根據本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目所載出售公司之資產負債表(如適用則以綜合資產負債表)計算，本公司根據協議應付恒基發展之總金額約為港幣12,105,600,000元。

(c) 調整指於二零零六年十二月三十一日根據情況A作出建議分派每股股份港幣5.00元(或按於最後實際可行日期3,047,327,395股已發行股份計算合共分派港幣約15,236,600,000元)，假設於二零零六年十二月三十一日，出售事項已完成及削減股份溢價已成為無條件。

(d) 調整有關出售公司截至二零零六年十二月三十一日止六個月之業績，假設出售事項已於二零零六年七月一日完成。

(e) 調整反映因出售事項而產生之估計收益約港幣1,514,400,000元，假設出售事項已於二零零六年七月一日完成。

(f) 調整有關出售公司之現金流量，假設出售事項已於二零零六年七月一日完成。

(g) 調整反映因出售事項而產生之現金流入約港幣12,105,600,000元及估計收益約港幣1,514,400,000元，假設出售事項已於二零零六年七月一日完成。

未經審核備考綜合現金流量表(續)

港幣百萬元	本集團於截至二零零六年十二月三十一日止六個月之綜合現金流量表	備考調整 附註(f)	備考調整 附註(g)	建議分派前之備考剩餘集團	備考調整 附註(j)	建議分派後之備考剩餘集團
投資活動						
出售物業、廠房及設備收入	0.5	(0.5)		–		–
(增加)減少聯營公司欠款	(3.8)	4.0		0.2		0.2
增加少數股東欠款	(36.1)			(36.1)		(36.1)
出售附屬公司/出售公司收入	38.8	18.8	12,105.6	12,163.2		12,163.2
投資活動產生之現金淨額	311.3			12,451.9		12,451.9
融資活動						
派發股息予股東	(456.6)			(456.6)	(11,579.8)	(12,036.4)
派發股息予少數股東	(15.5)	4.9		(10.6)		(10.6)
償還同母系附屬公司借款	(72.7)	1.2		(71.5)		(71.5)
借入少數股東款	178.6			178.6		178.6
償還聯營公司款	(0.8)			(0.8)		(0.8)
償還銀行借款及其他借款	(190.9)			(190.9)		(190.9)
融資所用之現金淨額	(557.9)			(551.8)		(12,131.6)
現金及現金等值之(減少)增加	(111.7)			11,985.2		405.4
現金及現金等值於期初結存	5,127.0			5,127.0		5,127.0
外幣兌換率改變之影響	7.2			7.2		7.2
現金及現金等值於期終結存	5,022.5			17,119.4		5,539.6
現金及現金等值結餘分析						
銀行結存及現金	5,023.6	(11.1)	12,105.6	17,118.1	(11,579.8)	5,538.3
屬於出售集團之銀行結存及現金	1.3			1.3		1.3
銀行透支	(2.4)	2.4		–		–
	5,022.5			17,119.4		5,539.6

未經審核備考綜合現金流量表

港幣百萬元	本集團於截至二零零六年十二月三十一日止六個月之綜合現金流量表	備考調整 附註(f)	附註(g)	建議分派前之備考剩餘集團	備考調整 附註(j)	建議分派後之備考剩餘集團
營運業務						
除稅項前溢利	2,048.5	(592.5)	1,514.4	2,970.4		2,970.4
調整項目：						
收費高速公路經營權攤銷	5.1			5.1		5.1
折舊	17.3	(5.8)		11.5		11.5
投資股息收入	(1.0)	1.0		–		–
投資物業之公允價值收益	(219.3)	219.3		–		–
財務費用	2.1			2.1		2.1
應收賬項減值	0.7	(0.7)		–		–
利息收入	(114.8)	1.5		(113.3)		(113.3)
註銷／出售物業、廠房及設備之虧損	17.4	(17.4)		–		–
出售一間附屬公司之收益	(4.7)		(1,514.4)	(1,519.1)		(1,519.1)
釋放預付租賃款項	0.7	(0.7)		–		–
應佔聯營公司業績	(1,516.4)	226.6		(1,289.8)		(1,289.8)
未實現匯兌虧損	20.7			20.7		20.7
營運資本變動前之營運現金流量	256.3			87.6		87.6
存貨之減少	16.0	(15.9)		0.1		0.1
減少待出售已建成物業	18.3	(8.2)		10.1		10.1
增加應收賬款、按金及預付費用	(58.7)	(4.5)		(63.2)		(63.2)
(減少)增加應付賬項及應付費用	(30.3)	86.5		56.2		56.2
營運產生之現金	201.6			90.8		90.8
稅項支出	(64.6)	61.0		(3.6)		(3.6)
利息支出	(2.1)			(2.1)		(2.1)
營運業務產生之現金淨額	134.9			85.1		85.1
投資活動						
聯營公司及可供出售之投資股息收入	335.6	(81.3)		254.3		254.3
利息收入	113.3			113.3		113.3
購買投資物業	(92.5)	92.5		–		–
購買物業、廠房及設備	(28.4)	0.7		(27.7)		(27.7)
購入聯營公司部份權益款	(16.1)	0.8		(15.3)		(15.3)

未經審核備考綜合收益表

港幣百萬元	本集團於截至二零零六年十二月三十一日止六個月之綜合收益表	備考調整 附註(d)	備考調整 附註(e)	備考剩餘集團
營業額	507.0	(400.5)		106.5
直接成本	(262.0)	219.7		(42.3)
毛利	245.0			64.2
其他收入	122.3	(2.4)		119.9
出售集團之本期溢利	5.8			5.8
分銷費用	(12.0)	7.4		(4.6)
行政費用	(46.2)	29.2		(17.0)
未計入投資物業之公允價值收益的經營溢利	314.9			168.3
投資物業之公允價值收益	219.3	(219.3)		–
已計入投資物業之公允價值收益的經營溢利	534.2			168.3
財務費用	(2.1)			(2.1)
應佔聯營公司業績	1,516.4	(226.6)		1,289.8
出售出售公司之收益	–		1,514.4	1,514.4
除稅項前溢利	2,048.5			2,970.4
稅項	(66.6)	58.3		(8.3)
本期溢利	1,981.9			2,962.1
應佔：				
本公司股東	1,951.5	(534.2)	1,514.4	2,931.7
少數股東權益	30.4			30.4
本期溢利	1,981.9			2,962.1

未經審核備考綜合資產負債表(續)

港幣百萬元	本集團於二零零六年十二月三十一日之綜合資產負債表	備考調整 附註(a)	備考調整 附註(b)	建議分派前之備考剩餘集團	備考調整 附註(i)	建議分派後之備考剩餘集團
股本及儲備						
股本	609.5			609.5		609.5
儲備	28,645.4	(11,179.6)	12,105.6	29,571.4	(11,579.8)	17,991.6
本公司股權持有人應佔權益	29,254.9			30,180.9		18,601.1
少數股東權益	673.0			673.0		673.0
總權益	29,927.9			30,853.9		19,274.1
非流動負債						
借款	6.0			6.0		6.0
遞延税項負債	728.1	(714.4)		13.7		13.7
同母系附屬公司借款	47.5			47.5		47.5
	781.6			67.2		67.2
	30,709.5			30,921.1		19,341.3

(II) 情況B

未經審核備考綜合資產負債表

港幣百萬元	本集團於二零零六年十二月三十一日之綜合資產負債表	備考調整		建議分派前之備考剩餘集團	備考調整	建議分派後之備考剩餘集團
		附註(a)	*附註(b)*		*附註(i)*	
非流動資產						
投資物業	6,369.8	(6,369.8)		–		–
物業、廠房及設備	658.1	(211.3)		446.8		446.8
預付租賃款項	62.6	(62.6)		–		–
收費高速公路經營權	177.8			177.8		177.8
聯營公司權益	17,441.0	(4,695.7)		12,745.3		12,745.3
其他資產	480.4	(342.8)		137.6		137.6
遞延税項資產	3.2	(3.1)		0.1		0.1
	25,192.9			13,507.6		13,507.6
流動資產						
存貨	239.7	(238.8)		0.9		0.9
應收賬項、按金及預付費用	340.9	(79.9)		261.0		261.0
關連公司欠款	182.3	(50.2)		132.1		132.1
已抵押銀行存款	20.2			20.2		20.2
銀行結存及現金	5,023.6	(11.1)	12,105.6	17,118.1	(11,579.8)	5,538.3
	5,806.7			17,532.3		5,952.5
分類為持作出售之資產	404.9			404.9		404.9
	6,211.6			17,937.2		6,357.4
流動負債						
應付賬項及應付費用	249.4	(143.7)		105.7		105.7
欠關連公司款	65.8			65.8		65.8
税項	50.5	(25.2)		25.3		25.3
借款	72.1			72.1		72.1
銀行透支	2.4	(2.4)		–		–
	440.2			268.9		268.9
分類為持作出售之資產之相關負債	254.8			254.8		254.8
	695.0			523.7		523.7
流動資產淨額	5,516.6			17,413.5		5,833.7
	30,709.5			30,921.1		19,341.3

未經審核備考綜合現金流量表(續)

港幣百萬元	本集團於截至二零零六年十二月三十一日止六個月之綜合現金流量表	備考調整 附註(f)	備考調整 附註(g)	建議分派前之備考剩餘集團	備考調整 附註(h)	建議分派後之備考剩餘集團
投資活動						
出售物業、廠房及設備收入	0.5	(0.5)		–		–
(增加)減少聯營公司欠款	(3.8)	4.0		0.2		0.2
增加少數股東欠款	(36.1)			(36.1)		(36.1)
出售附屬公司/出售公司收入	38.8	18.8	12,105.6	12,163.2		12,163.2
投資活動產生之現金淨額	311.3			12,451.9		12,451.9
融資活動						
派發股息予股東	(456.6)			(456.6)	(15,236.6)	(15,693.2)
派發股息予少數股東	(15.5)	4.9		(10.6)		(10.6)
償還同母系附屬公司借款	(72.7)	1.2		(71.5)		(71.5)
借入少數股東款	178.6			178.6		178.6
償還聯營公司款	(0.8)			(0.8)		(0.8)
償還銀行借款及其他借款	(190.9)			(190.9)		(190.9)
融資所用之現金淨額	(557.9)			(551.8)		(15,788.4)
現金及現金等值之(減少)增加	(111.7)			11,985.2		(3,251.4)
現金及現金等值於期初結存	5,127.0			5,127.0		5,127.0
外幣兌換率改變之影響	7.2			7.2		7.2
現金及現金等值於期終結存	5,022.5			17,119.4		1,882.8
現金及現金等值結餘分析						
銀行結存及現金	5,023.6	(11.1)	12,105.6	17,118.1	(15,236.6)	1,881.5
屬於出售集團之銀行結存及現金	1.3			1.3		1.3
銀行透支	(2.4)	2.4		–		–
	5,022.5			17,119.4		1,882.8

未經審核備考綜合現金流量表

港幣百萬元	本集團於截至二零零六年十二月三十一日止六個月之綜合現金流量表	備考調整 附註(f)	備考調整 附註(g)	建議分派前之備考剩餘集團	備考調整 附註(h)	建議分派後之備考剩餘集團
營運業務						
除税項前溢利	2,048.5	(592.5)	1,514.4	2,970.4		2,970.4
調整項目：						
收費高速公路經營權攤銷	5.1			5.1		5.1
折舊	17.3	(5.8)		11.5		11.5
投資股息收入	(1.0)	1.0		–		–
投資物業之公允價值收益	(219.3)	219.3		–		–
財務費用	2.1			2.1		2.1
應收賬項減值	0.7	(0.7)		–		–
利息收入	(114.8)	1.5		(113.3)		(113.3)
註銷／出售物業、廠房及設備之虧損	17.4	(17.4)		–		–
出售一間附屬公司之收益	(4.7)		(1,514.4)	(1,519.1)		(1,519.1)
釋放預付租賃款項	0.7	(0.7)		–		–
應佔聯營公司業績	(1,516.4)	226.6		(1,289.8)		(1,289.8)
未實現匯兑虧損	20.7			20.7		20.7
營運資本變動前之營運現金流量	256.3			87.6		87.6
存貨之減少	16.0	(15.9)		0.1		0.1
減少待出售已建成物業	18.3	(8.2)		10.1		10.1
增加應收賬款、按金及預付費用	(58.7)	(4.5)		(63.2)		(63.2)
(減少)增加應付賬項及應付費用	(30.3)	86.5		56.2		56.2
營運產生之現金	201.6			90.8		90.8
税項支出	(64.6)	61.0		(3.6)		(3.6)
利息支出	(2.1)			(2.1)		(2.1)
營運業務產生之現金淨額	134.9			85.1		85.1
投資活動						
聯營公司及可供出售之投資股息收入	335.6	(81.3)		254.3		254.3
利息收入	113.3			113.3		113.3
購買投資物業	(92.5)	92.5		–		–
購買物業、廠房及設備	(28.4)	0.7		(27.7)		(27.7)
購入聯營公司部份權益款	(16.1)	0.8		(15.3)		(15.3)

未經審核備考綜合收益表

港幣百萬元	本集團於截至二零零六年十二月三十一日止六個月之綜合收益表	備考調整 附註(d)	附註(e)	備考剩餘集團
營業額	507.0	(400.5)		106.5
直接成本	(262.0)	219.7		(42.3)
毛利	245.0			64.2
其他收入	122.3	(2.4)		119.9
出售集團之本期溢利	5.8			5.8
分銷費用	(12.0)	7.4		(4.6)
行政費用	(46.2)	29.2		(17.0)
未計入投資物業之公允價值收益的經營溢利	314.9			168.3
投資物業之公允價值收益	219.3	(219.3)		–
已計入投資物業之公允價值收益的經營溢利	534.2			168.3
財務費用	(2.1)			(2.1)
應佔聯營公司業績	1,516.4	(226.6)		1,289.8
出售出售公司之收益	–		1,514.4	1,514.4
除税項前溢利	2,048.5			2,970.4
税項	(66.6)	58.3		(8.3)
本期溢利	1,981.9			2,962.1
應佔：				
本公司股東	1,951.5	(534.2)	1,514.4	2,931.7
少數股東權益	30.4			30.4
本期溢利	1,981.9			2,962.1

港幣百萬元	本集團於二零零六年十二月三十一日之綜合資產負債表	備考調整 附註(a)	備考調整 附註(b)	建議分派前之備考剩餘集團	備考調整 附註(c)	建議分派後之備考剩餘集團
流動負債						
應付賬項及應付費用	249.4	(143.7)		105.7		105.7
欠關連公司款	65.8			65.8		65.8
稅項	50.5	(25.2)		25.3		25.3
借款	72.1			72.1		72.1
銀行透支	2.4	(2.4)		–		–
	440.2			268.9		268.9
分類為持作出售之資產之相關負債	254.8			254.8		254.8
	695.0			523.7		523.7
流動資產淨額	5,516.6			17,413.5		2,176.9
	30,709.5			30,921.1		15,684.5
股本及儲備						
股本	609.5			609.5		609.5
儲備	28,645.4	(11,179.6)	12,105.6	29,571.4	(15,236.6)	14,334.8
本公司股權持有人應佔權益	29,254.9			30,108.9		14,944.3
少數股東權益	673.0			673.0		673.0
總權益	29,927.9			30,853.9		15,617.3
非流動負債						
借款	6.0			6.0		6.0
遞延稅項負債	728.1	(714.4)		13.7		13.7
同母系附屬公司借款	47.5			47.5		47.5
	781.6			67.2		67.2
	30,709.5			30,921.1		15,684.5

剩餘集團之未經審核備考財務資料應與本通函附錄一所載本集團截至二零零六年十二月三十一日止六個月之經審核綜合財務報表所載之本集團過往資料，以及本通函其他章節所載之其他財務資料一併閱讀。

本未經審核備考財務資料乃僅供參考之用而編製，由於其假設性質使然，其不一定能夠真實反映倘出售事項分別於二零零六年十二月三十一日及二零零六年七月一日或任何日後日期完成本集團之財務狀況及業績。

(I) 情況A

未經審核備考綜合資產負債表

港幣百萬元	本集團於二零零六年十二月三十一日之綜合資產負債表	備考調整 附註(a)	備考調整 附註(b)	建議分派前之備考剩餘集團	備考調整 附註(c)	建議分派後之備考剩餘集團
非流動資產						
投資物業	6,369.8	(6,369.8)		–		–
物業、廠房及設備	658.1	(211.3)		446.8		446.8
預付租賃款項	62.6	(62.6)		–		–
收費高速公路經營權	177.8			177.8		177.8
聯營公司權益	17,441.0	(4,695.7)		12,745.3		12,745.3
其他資產	480.4	(342.8)		137.6		137.6
遞延税項資產	3.2	(3.1)		0.1		0.1
	25,192.9			13,507.6		13,507.6
流動資產						
存貨	239.7	(238.8)		0.9		0.9
應收賬項、按金及預付費用	340.9	(79.9)		261.0		261.0
關連公司欠款	182.3	(50.2)		132.1		132.1
已抵押銀行存款	20.2			20.2		20.2
銀行結存及現金	5,023.6	(11.1)	12,105.6	17,118.1	(15,236.6)	1,881.5
	5,806.7			17,532.3		2,295.7
分類為持作出售之資產	404.9			404.9		404.9
	6,211.6			17,937.2		2,700.6

1. 剩餘集團之未經審核備考財務資料

隨附之未經審核備考財務資料乃按照上市規則第4.29條及下文所載之附註編製，目的為根據下列之兩個情況，顯示出售事項對未經審核備考綜合資產負債表（猶如出售事項於二零零六年十二月三十一日已完成）及對未經審核備考綜合收益表及綜合現金流量報表（猶如出售事項於二零零六年七月一日已完成）之影響：

- 假設於二零零六年七月一日或二零零六年十二月三十一日（如適當）建議分派每股股份港幣5.00元（或按於最後實際可行日期3,047,327,395股已發行股份計算合共分派約港幣15,236,600,000元）已獲批准及削減股份溢價已成為無條件（稱之為「情況A」）；及

- 假設於二零零六年七月一日或二零零六年十二月三十一日（如適當）建議分派每股股份港幣3.80元（或按於最後實際可行日期3,047,327,395股已發行股份計算合共分派約港幣11,579,800,000元）已獲批准及削減股份溢價並無成為無條件（稱之為「情況B」）；及

剩餘集團根據情況A及情況B之未經審核備考綜合資產負債表均按照本集團於二零零六年十二月三十一日之經審核綜合資產負債表（摘錄自本通函附錄一所載本集團截至二零零六年十二月三十一日止六個月之經審核綜合財務報表），並經作出(i)與出售事項直接有關及(ii)具事實支持關於出售事項之備考調整後編製。

剩餘集團根據情況A及情況B之未經審核備考綜合收益表及綜合現金流量表均按照本集團於截至二零零六年十二月三十一日止六個月之經審核綜合收益表及經審核綜合現金流量表（摘錄自本通函附錄一所載本集團截至二零零六年十二月三十一日止六個月之經審核綜合財務報表），並經作出(i)與出售事項直接有關；(ii)預期持續影響剩餘集團；及(iii)具事實支持關於出售事項之備考調整後編製。

剩餘集團之未經審核備考財務資料乃按照多項假設、估計及不明朗因素而編製。因此，隨附之剩餘集團未經審核備考財務資料並無打算描述倘出售事項分別於二零零六年十二月三十一日及二零零六年七月一日完成，剩餘集團應有之實際財務狀況及業績。剩餘集團之未經審核備考財務資料並無打算預測剩餘集團日後財務狀況及業績。

出售公司及彼等之附屬公司於二零零六年十二月三十一日之物業權益之賬面淨值與本通函附錄四第一類所列出售公司及彼等之附屬公司之物業權益估值之調節如下：

	港幣百萬元
於二零零六年十二月三十一日之賬面淨值	6,858.4
二零零七年一月一日至二零零七年二月二十八日期間之變動	
－折舊	(1.5)
於二零零七年二月二十八日之賬面淨值	6,856.9
估值增值淨額	907.1
本通函附錄四第一類（物業權益編號29及32號）所載聯營公司於二零零七年二月二十八日之物業權益估值	769.9
本通函附錄四第一類所載於二零零七年二月二十八日之估值	8,533.9

或然負債

於二零零六年十二月三十一日，剩餘集團並無任何重大或然負債。

資本承擔

於二零零六年十二月三十一日，剩餘集團之資本承擔約為港幣33,000,000元。

僱員及薪酬政策

於二零零六年十二月三十一日，剩餘集團約有402名僱員。期內之僱員成本總額約為港幣10,000,000元。除了按僱員個人表現發放酌情花紅外，剩餘集團僱員之福利包括退休金計劃、醫療保險及培訓課程。薪酬政策及方案亦會不時由管理層審閱。

本集團投資物業之價值

根據本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目，本集團投資物業之總值約達港幣6,369,800,000元。根據戴德梁行所進行之估值，本集團投資物業於二零零七年二月二十八日(與於二零零六年十二月三十一日持有相同物業)之總值約為港幣6,369,800,000元，即本通函附錄四I(B)類持有作投資用途物業權益之價值之小計合共港幣7,988,100,000元，減於本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目並未被分類為投資物業之荷李活中心、九龍麗東酒店及香港麗東酒店之價值得出。

財務資源、流動資金及資本架構

假設出售事項已完成及削減股份溢價已於二零零六年十二月三十一日成為無條件，剩餘集團可自出售事項收取現金代價約港幣12,106,000,000元，而剩餘集團亦應已按照於最後實際可行日期之3,047,327,395股已發行股份，向股東分派每股股份港幣5.00元或合共約港幣15,237,000,000元作為股息。經計及剩餘集團之銀行借款總額約港幣78,000,000元，於二零零六年十二月三十一日，剩餘集團擁有現金淨額約港幣1,824,000,000元。

否則，假設出售事項已完成但削減股份溢價並無於二零零六年十二月三十一日成為無條件，剩餘集團可自出售事項收取現金代價約港幣12,106,000,000元，而剩餘集團亦應已按照於最後實際可行日期之3,047,327,395股已發行股份，向股東分派每股股份港幣3.80元或合共約港幣11,580,000,000元作為股息。經計及剩餘集團之銀行借款總額約港幣78,000,000元，於二零零六年十二月三十一日，剩餘集團擁有現金淨額約港幣5,481,000,000元。

於二零零六年十二月三十一日，港幣72,000,000元之銀行借款須於一年內償還；而餘下結餘港幣6,000,000元則須於兩年後但三年內償還。於二零零六年十二月三十一日，由於剩餘集團擁有現金淨額狀況，故其以銀行淨借貸總額相對股東權益計算之借貸比率為零。

重大投資

剩餘集團之重大投資乃指其於中華煤氣之權益。期內，剩餘集團應佔中華煤氣除稅後溢利約為港幣1,290,000,000元。

利率風險及匯率風險

剩餘集團之融資及財資活動由中央管理層執管。剩餘集團之銀行借款主要以浮息及向中國內地之銀行借用。該等借款以人民幣為單位，用作支持剩餘集團於中國內地之業務活動。除了其於中國內地之投資以人民幣計值及並無對沖外，於二零零六年十二月三十一日，剩餘集團並無其他重大的外匯持倉。剩餘集團並無利用任何衍生金融工具作投機用途。

資產抵押

於二零零六年十二月三十一日，已將剩餘集團賬面值約港幣198,000,000元之若干資產抵押，以作為銀行為剩餘集團一間於中國內地從事基建項目之附屬公司提供之部分項目融資金額之抵押。

債務

於二零零七年二月二十八日(即本通函付印前就本債務報表而言之最後實際可行日期)營業時間結束時，本集團有未償還借款約港幣51,000,000元，包括銀行借款約港幣49,000,000元及銀行透支約港幣2,000,000元。本集團之銀行借款約港幣49,000,000元以本集團賬面淨值港幣179,000,000元之收費高速公路經營權及約港幣20,000,000元之銀行存款作抵押。

於二零零七年二月二十八日營業時間結束時，除本「債務」一節所披露者外及除本集團之日常業務範圍內之集團內公司間之負債及應付之正常貿易賬款外，本集團並無任何未償還按揭、抵押、債券、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

就上述債務聲明而言，以外幣為單位之款額，已按二零零七年二月二十八日營業時間結束時之概約匯率換算為港幣。董事已確認，自二零零七年二月二十八日以來，本公司之債務及或然負債狀況並無重大轉變。

營運資金

董事局認為，經計及剩餘集團之銀行結餘及現金、其預期內部所得資金及現金流量、剩餘集團現時可供動用銀行融資後，且在並無不可預見情況下，剩餘集團將會有充足營運資金應付其自本通函刊發日期起計未來十二個月之現有需求。

管理層對剩餘集團之討論及分析

業績回顧

剩餘集團之主要業務包括於中國內地從事基建業務及投資控股。剩餘集團持有中華煤氣之股份，而有關股份佔其於最後實際可行日期之已發行股本約38.47%。

截至二零零六年十二月三十一止六個月(「期間」)及根據本通函附錄三所載之未經審核備考收益表，剩餘集團之營業額約為港幣107,000,000元。剩餘集團錄得股東應佔溢利(不包括因出售事項產生之收益)約為港幣1,418,000,000元。

期內，營業額主要來自中國內地之基建業務，金額約為港幣73,000,000元。此項業務對經營溢利貢獻約為港幣43,000,000元。剩餘集團應佔中華煤氣除税後溢利約為港幣1,290,000,000元。

(iii) 在本集團綜合現金流量表之內，包括下列出售公司於有關期間及截至二零零五年十二月三十一日止六個月內未經審核簡明綜合現金流量表(已抵銷相互交易)：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營運業務產生之現金淨額	302.3	397.7	150.3	176.6	49.8
投資活動產生／(所用)之現金淨額	933.6	160.0	145.8	60.1	(16.2)
融資所用之現金淨額	(1,221.7)	(565.4)	(293.5)	(241.3)	(6.1)
現金及現金等值之增加／(減少)	14.2	(7.7)	2.6	(4.6)	27.5
現金及現金等值於年初／期初結存	(27.9)	(13.7)	(21.4)	(21.4)	(18.8)
現金及現金等值於年終／期終結存	(13.7)	(21.4)	(18.8)	(26.0)	8.7
現金及現金等值結餘分析					
銀行結存及現金	12.0	11.1	11.3	13.5	11.1
銀行透支	(25.7)	(32.5)	(30.1)	(39.5)	(2.4)
	(13.7)	(21.4)	(18.8)	(26.0)	8.7

II. 隨後財務報表

本集團或其任何附屬公司並未就二零零六年十二月三十一日後之任何期間編製經審核之財務報表。

此致

恒基兆業發展有限公司
香港
中環
金融街8號
國際金融中心二期
72至76樓
列位董事　台照

德勤 • 關黃陳方會計師行
執業會計師
謹啟
香港，二零零七年四月二十日

(ii) 在本集團綜合收益表之內，包括下列出售公司於有關期間及截至二零零五年十二月三十一日止六個月未經審核之應佔業績總額(已抵銷相互交易)：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	977.0	1,032.8	985.2	505.6	400.5
直接成本	(482.8)	(505.4)	(457.9)	(223.7)	(219.7)
毛利	494.2	527.4	527.3	281.9	180.8
其他收入	155.0	47.2	13.3	4.2	2.4
分銷費用	(47.5)	(45.6)	(52.3)	(24.3)	(7.4)
行政費用	(125.3)	(127.0)	(141.1)	(62.1)	(29.2)
未計入投資物業之公允價值收益的經營溢利	476.4	402.0	347.2	199.7	146.6
投資物業之公允價值收益	160.9	890.3	1,014.9	674.6	219.3
已計入投資物業之公允價值收益的經營溢利	637.3	1,292.3	1,362.1	874.3	365.9
財務費用	(1.6)	(0.9)	–	(0.3)	–
應佔聯營公司業績	390.1	636.7	690.2	255.3	226.6
商譽攤銷	–	(7.5)	–	–	–
負商譽釋放至收益	9.0	6.4	–	–	–
除税項前溢利	1,034.8	1,927.0	2,052.3	1,129.3	592.5
税項	(66.8)	(171.0)	(188.9)	(105.7)	(58.3)
本年度／期溢利	968.0	1,756.0	1,863.4	1,023.6	534.2
應佔：					
本公司股東	964.8	1,754.0	1,863.4	1,023.6	534.2
少數股東權益	3.2	2.0	–	–	–
本年度／期溢利	968.0	1,756.0	1,863.4	1,023.6	534.2

如通函所述，買家根據協議就收購各出售公司之權益及股東貸款(定義載於通函內)而應付公司之代價，相等於各出售公司之應佔資產淨值(定義載於通函內)與股東貸款金額兩者總和。僅作參考而言,根據出售公司於二零零六年十二月三十一日之未經審核資產負債表(如適用則以綜合資產負債表)計算，買家根據協議應付本公司之總金額約為港幣12,105,600,000元。

(i) 在本集團綜合資產負債表之內，包括下列出售公司於各結算日未經審核之應佔資產及負債(已抵銷相互結欠)總額：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
非流動資產				
投資物業	4,110.3	5,000.7	6,058.0	6,369.8
物業、廠房及設備	285.7	269.0	234.4	211.3
預付租賃款項	82.2	80.6	63.3	62.6
聯營公司權益	3,383.6	3,900.3	4,550.2	4,695.7
其他資產	226.5	219.8	274.0	342.8
遞延税項資產	—	—	3.1	3.1
	8,088.3	9,470.4	11,183.0	11,685.3
流動資產				
存貨	253.6	255.9	262.9	238.8
應收賬項、按金及預付費用	156.1	152.9	83.9	79.9
關連公司欠款	42.6	42.1	46.2	50.2
銀行結存及現金	12.0	11.1	11.3	11.1
	464.3	462.0	404.3	380.0
流動負債				
應付賬項及應付費用	187.7	237.8	224.3	143.7
欠關連公司款	2.3	2.3	—	—
税項	130.6	143.2	63.2	25.2
借款	26.3	—	—	—
銀行透支	25.7	32.5	30.1	2.4
	372.6	415.8	317.6	171.3
流動資產淨額	91.7	46.2	86.7	208.7
總資產扣除流動負債淨額	8,180.0	9,516.6	11,269.7	11,894.0
非流動負債				
遞延税項負債	420.4	540.1	679.0	714.4
總資產及負債	7,759.6	8,976.5	10,590.7	11,179.6
本公司股權持有人應佔權益	7,712.6	8,976.5	10,588.4	11,179.6
少數股東權益	47.0	—	2.3	—
總權益	7,759.6	8,976.5	10,590.7	11,179.6

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
同母系附屬公司				
貸款				
一計息(附註1)	72.2	301.1	120.2	47.5
存出租按	–	2.5	—	–
聯營公司				
借款				
一免息	67.5	42.0	46.1	49.9
一計息(附註1)	60.0	—	—	–
貸款				
一免息	–	2.5	0.8	–
投資公司				
借款				
一免息	0.1	0.2	5.5	5.5
一計息(附註2)	6.3	6.3	—	–

附註：

(1) 結存以每年香港銀行同業折息計息。

(2) 截至二零零五年六月三十日止兩個年度結存以年利率5%計息。

(3) 公司之控股公司為若干系內公司提供行政服務，如公司秘書、會計及人事等，董事考慮因涉及之數額不大，所以該等服務乃免費提供。

主要管理層成員之酬金

除獨立非執行董事收取董事袍金、薪金及其他福利載於附註十四，若干董事及主要管理層於本公司為其成員之中介控股公司收取於本集團之服務酬金，本公司董事及主要管理層並沒有收取其他任何酬金。由於各董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予分配各附屬公司。

四十一 隨後事件

於二零零七年三月二十七日，本公司與買家訂立協議，據此(i)買家向本集團收購出售公司之權益及(ii)買家與本公司同意進行貸款出售事項(定義載於通函內)。

四十 關連人士的交易

除載於本會計師報告其他章節外，本集團曾與下列關連人士達成以下之重大交易：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (*未經審核*)	*港幣百萬元*
同母系附屬公司					
會計費用	5.9	2.9	—	—	—
代理人佣金	19.7	10.5	1.2	—	—
大廈管理費	53.4	34.2	6.1	3.1	3.0
清潔服務費收入	10.1	7.0	0.9	—	—
顧問服務收入	3.5	—	—	—	—
酒店管理費收入	0.7	—	—	—	—
利息支出	0.2	0.5	0.8	0.3	1.1
牌照費	0.3	—	—	—	—
管理費收入	1.0	—	—	—	—
專業費用	2.6	—	—	—	—
維修費	—	—	15.6	1.2	5.3
租金支出	79.7	85.1	93.8	44.3	—
租金收入	9.4	11.3	5.1	—	—
警衛服務收入	45.1	29.9	—	—	—

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (*未經審核*)	*港幣百萬元*
聯營公司					
清潔服務費收入	—	—	0.1	—	—
顧問服務收入	1.7	—	—	—	—
利息收入	2.6	2.8	4.0	—	—
酒店管理費支出	2.5	—	—	—	—
專業費用	0.5	—	—	—	—
租金支出	2.7	2.2	1.1	—	—
員工補償費用	1.1	—	—	—	—

本集團為出租人

於結算日，營運租賃物業如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
投資物業	4,105.9	4,996.2	6,053.5	6,365.3
待出售已建成物業	207.3	213.4	225.6	171.8

這些物業租期為一年至六年，並且有權選擇在到期日後續期，屆時所有條款均可重新商議。

或然租金收入之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

於結算日，將來不可取消之營運租賃最低租賃款期限如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
一年內到期	331.9	313.5	345.9	252.2
一年後至五年內到期	140.5	117.9	140.5	135.9
五年後到期	1.6	—	—	—
	474.0	431.4	486.4	388.1

卅八資本承擔

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
已簽約之物業、廠房及設備收購、物業發展及裝修費用承擔	14.6	21.0	34.2	47.2
已簽約之系統開發費用承擔	0.9	0.3	—	—

卅九營運租賃承擔

本集團為承租人

於結算日，本集團需付將來所有之最低租賃為不可取消之營運租賃其約滿期如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
一年內到期	56.5	22.3	12.2	2.1
一年後至五年內到期	33.4	15.3	5.4	2.2
	89.9	37.6	17.6	4.3

營運租賃承擔乃代表本集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

所有認購股份期權計劃所授出之股份期權已於二零零四年十月十六日逾期作廢。

	可認購股份期權數目				
	於二零零三年七月一日	於年內已作廢	於二零零四年六月三十日	於年內已作廢	於二零零五年六月三十日
首次認購股份期權計劃					
董事	9,200,000	—	9,200,000	(9,200,000)	—
僱員	1,850,000	—	1,850,000	(1,850,000)	—
其他參與人	16,600,000	(150,000)	16,450,000	(16,450,000)	—
	27,650,000	(150,000)	27,500,000	(27,500,000)	—
認購股份期權計劃					
僱員	100,000	—	100,000	(100,000)	—

卅七 出售附屬公司

	截至六月三十日止年度 2004 *港幣百萬元*	截至十二月三十一日止六個月 2006 *港幣百萬元*
出售資產淨值：		
物業、廠房及設備	4.7	–
待出售已建成物業	—	35.6
應收賬項、按金及預付費用	2.2	0.1
銀行結存及現金	0.2	–
應付賬項及應付費用	(8.5)	(0.6)
遞延税項	–	(1.0)
少數股東權益	1.5	–
出售溢利	–	4.7
代價	0.1	38.8
支付方式：		
應收／已收代價	0.1	38.8
出售後淨現金(流出)流入：		
出售所(付出)／獲得之銀行結存及現金	(0.1)	38.8

截至二零零四年六月三十日止年度及二零零六年十二月三十一日止六個月出售之附屬公司對本集團之營業額，經營溢利及現金流量未有重大之貢獻。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款，僱主可運用已沒收之供款減低應付供款額。於截至二零零六年六月三十日止三個年度，二零零五年及二零零六年十二月三十一日止六個月動用之沒收供款分別為港幣200,000元、港幣200,000元、港幣100,000元、港幣70,000元及港幣10,000元。於二零零四年、二零零五年、二零零六年六月三十日及二零零六年十二月三十一日並無結餘。

於二零零零年十二月一日或之後僱員不可加入公積金或另項界定供款計劃。

本集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，本集團為參與強積金計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款可用以扣減僱主的日後供款。於二零零四年六月三十日年度動用港幣100,000元之沒收供款之後並無動用沒收供款。

本集團截至二零零六年六月三十日止三個年度及二零零五年及二零零六年十二月三十一日止六個月共有退休福利成本分別為港幣9,100,000元、港幣9,300,000元、港幣8,100,000元、港幣3,800,000元及港幣2,200,000元已計入綜合收益表內。

卅六 股份期權計劃

於二零零零年六月二十八日，本公司之附屬公司恒基數碼根據首次公開招股前認購股份期權計劃(「首次認購股份期權計劃」)，授予恒基數碼、其控股公司、附屬公司、同母系附屬公司及關連公司的若干董事及僱員認購合共32,000,000 股之恒基數碼股份之股份期權，代價為港幣1 元。

根據首次認購股份期權計劃之規定及條款，每位承授人將可以每股港幣1.25 元之認購價，(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

所有首次認購股份期權計劃所授出之股份期權已於二零零四年七月十四日逾期作廢。

恒基數碼亦於二零零零年十月四日根據認購股份期權計劃，授出認購合共150,000 股之恒基數碼股份之股份期權予本集團若干僱員，代價為港幣1 元。

根據認購股份期權計劃之規定及條款，每位承授人將可以每股港幣0.89 元之認購價，(i)在二零零零年十月十六日(接納股份期權之日)起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使授予的股權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

卅三共同控制資產

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
共同控制資產收入	1.6	1.8	10.3	0.9	0.9
共同控制資產費用	0.6	0.5	0.5	0.3	0.3

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
待出售已建成物業所佔共同控制資產之權益	21.3	21.3	35.5	–
應佔共同控制資產所引起之負債(已包括應付賬款及應付費用)	0.4	0.4	0.5	–

卅四已抵押銀行存款／銀行結存及現金／銀行透支

於二零零四年、二零零五年及二零零六年六月三十日及二零零六年十二月三十一日，於中國其他地區受外匯條例管制之已抵押銀行存款、銀行結存及現金項目之總數分別為港幣71,200,000元、港幣110,800,000元、港幣125,700,000元及港幣107,500,000元。

於二零零四年、二零零五年及二零零六年六月三十日及於二零零六年十二月三十一日定期存款年利率分別為0.28%至1.3%，1.62%至3.75%，1.62%至5.28%及3.75%至 5.25%。

卅五僱員退休計劃

本集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃—恒基兆業公積金(「公積金」)或下述的另一界定供款計劃(「另項界定供款計劃」)或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

寧波附屬公司之主要分類為持作出售之資產如下：

	於二零零六年六月三十日 港幣百萬元	於二零零六年十二月三十一日 港幣百萬元
資產		
物業、廠房及設備	2.8	3.1
收費高速公路經營權	374.8	400.4
應收賬款、按金及預付費用	0.5	0.1
銀行結存及現金	0.5	1.3
分類為持作出售之資產	378.6	404.9

寧波附屬公司之主要分類為持作出售之相關負債如下：

	於二零零六年六月三十日 港幣百萬元	於二零零六年十二月三十一日 港幣百萬元
負債		
應付費用	1.3	2.7
有抵押之銀行借款(附註)	169.4	—
欠少數股東款	69.6	252.1
分類為持作出售之資產之相關負債	240.3	254.8
出售集團相關之淨資產	138.3	150.1

附註：平均實際借款年利率為5.76%。

由寧波附屬公司所產生之淨現金流(出)／入如下：

	截至二零零六年六月三十日止年度 港幣百萬元	截至二零零六年十二月三十一日止六個月 港幣百萬元
營運業務	9.5	1.7
融資活動	(9.7)	11.8
	(0.2)	13.5

於二零零六年四月十八日，230,000,000普通股按配售價每股港幣13.55元配售予本公司股東。配售收入淨額為港幣3,103,100,000元(已扣除費用港幣13,400,000元)。新發行普通股將與已發行之現有股份享有同等地位。

於二零零六年十二月十二日舉行之股東週年大會上，通過普通決議案批准本公司透過增加1,400,000,000股每股面值港幣二角之額外普通股股份(面值為港幣280,000,000元)，新發行普通與已發行之現有股份享有同等地位，以使本公司之法定股本由港幣720,000,000元增加至港幣1,000,000,000元。

卅一 同母系附屬公司借款

此款項為無擔保及按香港銀行同業拆息計息。已得同母系附屬公司同意由結算日起十二個月內無需償還款項並歸納為非流動性質。

卅二 出售集團

截至二零零六年六月三十日止年度內，本集團決定出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司和寧波唯達公路發展有限公司全部24.98%非直接權益(「寧波附屬公司」)予寧波附屬公司之少數股東。寧波附屬公司被分類為持作出售集團。於二零零六年三月二十九日，本集團與寧波附屬公司之少數股東訂立出售全部權益協議，代價為港幣65,300,000元及於二零零六年十二月三十一日或之前完成。本集團維持承諾計劃出售寧波附屬公司及期望於二零零七年六月三十日或以前完成交易。

寧波附屬公司被分類為出售集團之結果如下：

	截至二零零六年六月三十日止年度 *港幣百萬元*	**截至二零零六年十二月三十一日止六個月** *港幣百萬元*
收入	15.6	9.2
支出	(4.4)	(3.4)
出售集團之本年度／期間溢利	11.2	5.8

本集團之銀行借款及其他借款乃按現行市場利率計息，還款期如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
一年內	98.6	93.1	57.5	72.1
一年至二年內	47.5	50.0	20.6	—
二年至三年內	50.0	53.1	—	6.0
三年至四年內	53.1	32.6	5.5	—
四年至五年內	32.6	—	—	—
	281.8	228.8	83.6	78.1
減：列入流動負債之一年內到期款項	(98.6)	(93.1)	(57.5)	(72.1)
一年後到期款項	183.2	135.7	26.1	6.0
實際利率	0.36%至 6.00%	5.70% to 5.76%	5.02% to 7.02%	5.76% to 7.93%

本集團之銀行借貸是以人民幣計值。本集團所有借款均為浮動利率借款。

於二零零四年六月三十日，其他借款為港幣及由獨立第三者借出，利息利率為香港最優惠利率加1個百分比。

卅十 股本

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
法定股本：				
於二零零四年六月三十日3,000,000,000普通股；於二零零五年及二零零六年六月三十日3,600,000,000普通股；及於二零零六年十二月三十一日5,000,000,000普通股，每股面值港幣二角	600.0	720.0	720.0	1,000.0
發行及繳足股本：				
於二零零四年及二零零五年六月三十日2,817,327,395普通股；及於二零零六年六月三十日及二零零六年十二月三十一日3,047,327,395普通股，每股面值港幣二角	563.5	563.5	609.5	609.5

於二零零四年十二月六日舉行之股東週年大會上，通過普通決議案批准本公司透過增加600,000,000股每股面值港幣二角之額外普通股股份，以使本公司之法定股本由港幣600,000,000元增加至港幣720,000,000元。

廿七 應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬款之賬齡分析，以到期日分析如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
一個月內或按要求還款	96.8	123.5	103.0	42.9
一個月後但三個月內	31.0	43.0	39.2	37.6
三個月後但六個月內	0.8	3.3	2.8	8.4
超過六個月	6.3	7.9	9.4	8.0
貿易應付賬款	134.9	177.7	154.4	96.9
租按及其他應付賬款	89.1	103.6	126.6	152.5
總應付賬項及應付費用	224.0	281.3	281.0	249.4

廿八 欠關連公司款

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
欠聯營公司款	–	2.5	0.8	–
欠少數股東款	147.5	143.6	65.1	65.8
	147.5	146.1	65.9	65.8

此賬項並無抵押及按要求償還。

廿九 借款

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
銀行借款	255.5	228.8	83.6	78.1
其他借款	26.3	–	–	–
	281.8	228.8	83.6	78.1
已抵押	237.4	228.8	55.6	48.1
無抵押	44.4	–	28.0	30.0
	281.8	228.8	83.6	78.1

本集團可扣減暫時性差異如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
可扣減暫時性差異	96.7	52.4	21.7	21.4
已確認部份	–	—	(17.9)	(3.4)
未確認部份	96.7	52.4	3.8	18.0

有待有關稅務機構之認可，稅項虧損是可用作抵銷將來之利潤。餘下之稅項虧損因未來利潤之不可預見性，而尚未被確認為遞延稅項資產。

本集團預計在未來並沒有足夠之應課稅利潤以用作抵銷餘下之可扣減暫時性差異，故並未確認相關之款項為遞延稅項資產。

廿五 存貨

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
零售貨品、酒店飲食存貨及貿易貨品	26.7	29.1	33.3	17.3
待出售已建成物業	259.6	259.1	276.2	222.4
	286.3	288.2	309.5	239.7

於二零零四年、二零零五年及二零零六年六月三十日待出售已建成物業賬面值分別為港幣28,700,000元、港幣28,400,000元及港幣28,400,000 元乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總成本值以業權擁有比率所攤分之數。

廿六 關連公司欠款

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
聯營公司欠款	127.5	42.0	46.1	49.9
投資公司欠款	6.4	6.5	5.5	5.5
少數股東欠款	84.5	80.9	90.8	126.9
	218.4	129.4	142.4	182.3

此等賬項並無抵押及按要求償還。

就呈列資產負債表而言，若干遞延稅項資產及負債已被抵銷。以下為就財務申報目的而作出之遞延稅項結餘分析：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
遞延稅項資產	–	—	(3.2)	(3.2)
遞延稅項負債	435.9	554.7	693.9	728.1
	435.9	554.7	690.7	724.9

本集團稅項虧損情況如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
已認可稅項虧損	409.2	391.4	350.9	344.3
未被有關稅務機構認可稅項虧損	1,024.4	917.8	990.6	998.1
稅項虧損總計	1,433.6	1,309.2	1,341.5	1,342.4
已確認稅項虧損	(37.8)	(72.8)	(169.0)	(201.7)
未確認稅項虧損	1,395.8	1,236.4	1,172.5	1,140.7
代表：				
稅項虧損可無限期使用	1,373.6	1,188.6	1,097.5	1,050.4
稅項虧損可於自該等虧損產生年度起計五年內使用	22.2	47.8	75.0	90.3
未確認稅項虧損	1,395.8	1,236.4	1,172.5	1,140.7

廿四 遞延稅項

本集團確認之主要遞延稅項負債(資產)及其於本年度及過往年度報告期間之變動如下：

	超過折舊的折舊免稅額	出售物業、廠房及設備盈利	改變投資物業公允價值盈利	稅項虧損	其他	合計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
二零零三年七月一日結存						
原先列報	–	–	–	–	–	–
改變會計政策之影響(附註三)	28.2	–	376.3	(10.4)	1.0	395.1
重新列報	28.2	–	376.3	(10.4)	1.0	395.1
(計入)／列支在本年度收益內	(1.8)	15.2	22.7	3.8	0.9	40.8
二零零四年六月三十日結存	26.4	15.2	399.0	(6.6)	1.9	435.9
(計入)／列支在本年度收益內	(1.1)	(0.6)	126.6	(6.1)	—	118.8
二零零五年六月三十日結存	25.3	14.6	525.6	(12.7)	1.9	554.7
列支在本年度物業重估儲備內	—	—	3.2	—	—	3.2
(計入)／列支在本年度收益內	(3.9)	(0.7)	153.1	(16.8)	1.1	132.8
二零零六年六月三十日結存	21.4	13.9	681.9	(29.5)	3.0	690.7
滙兑重新兑換	1.0	–	–	–	–	1.0
出售附屬公司	(1.0)	–	–	–	–	(1.0)
列支／(計入)在本期收益內	2.6	(0.1)	38.4	(5.7)	(1.0)	34.2
二零零六年十二月三十一日結存	24.0	13.8	720.3	(35.2)	2.0	724.9

貿易應收賬款(扣除壞賬準備)之賬齡分析如下：

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
逾期				
一個月內	47.3	115.0	31.2	40.4
一至三個月內	19.7	16.4	35.3	47.8
三至六個月內	4.2	4.4	17.0	16.6
超過六個月	7.2	32.4	89.5	130.1
貿易應收賬款	78.4	168.2	173.0	234.9
按金、預付費用及其他應收賬款—流動部份	186.5	182.9	107.4	106.0
	264.9	351.1	280.4	340.9
按金、預付費用及其他應收賬款—非流動部份	137.3	137.8	116.7	115.7
	402.2	488.9	397.1	456.6

於二零零四年、二零零五年及二零零六年六月三十日及二零零六年十二月三十一日，按金、預付費用及其他應收賬款已包括截至二零零四年六月三十日止年度出售收費橋樑於未來應收分期折扣款分別為港幣169,500,000元、港幣155,400,000元、港幣140,400,000元及港幣133,000,000元；其中分別為港幣38,100,000元、港幣22,500,000元、港幣23,700,000元及港幣17,300,000元分類為流動資產。出售詳述查閱附註九。

(乙) 持有至到期投資

於二零零五年七月一日採納香港會計準則第三十九號，香港以外上市債務證券為港幣11,500,000元已重新分類為持有至到期投資。

	於二零零六年六月三十日 港幣百萬元	於二零零六年十二月三十一日 港幣百萬元
香港以外上市債務證券	11.5	11.5

上市債務證券於二零零六年六月三十日及二零零六年十二月三十一日之市值分別為港幣11,100,000元及港幣11,500,000元。於二零零六年十二月三十一日持有至到期投資按每年4.5%計算利息(於二零零六年六月三十日：4.5%)及將於二零三二年三月六日到期。

(丙) 可供出售之投資

於二零零六年六月三十日及二零零六年十二月三十一日可供出售之投資包括：

	於二零零六年六月三十日 港幣百萬元	於二零零六年十二月三十一日 港幣百萬元
股份		
上市—香港	255.1	323.7
非上市	29.4	29.5
	284.5	353.2
上市股份市值	255.1	323.7

於以上結算日，可供出售之投資均以公允價值呈列，按可供參考之活躍市場需求價厘定市價，除了非上市權益證券不能可靠地計算公允價值。

上述非上市投資乃代表投資於私人實體成立於中國發行非上市權益證券。非上市權益證券以成本值扣除減值計算於每個結算日，因合理公允價值估計範圍廣泛，本公司董事認為該等公允價值不能可靠地計算。

(丁) 應收賬項、按金及預付費用

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

	於二零零四年六月三十日			
	持有至到期債務證券	投資證券	其他投資	合計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
股份				
上市－香港	–	—	166.0	166.0
非上市	–	7.6	30.1	37.7
	–	7.6	196.1	203.7
債務證券				
上市－香港以外	11.5	–	–	11.5
非上市	41.1	–	–	41.1
	52.6	–	–	52.6
	52.6	7.6	196.1	256.3
上市股份市值	11.9	–	166.0	177.9

	於二零零五年六月三十日			
	持有至到期債務證券	投資證券	其他投資	合計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
股份				
上市－香港	—	—	200.6	200.6
非上市	—	7.6	21.9	29.5
	—	7.6	222.5	230.1
債務證券				
上市－香港以外	11.5	—	—	11.5
	11.5	7.6	222.5	241.6
上市股份市值	11.1	—	200.6	211.7

所有主要聯營公司均在香港註冊及經營，其有關資料如下：－

	本集團擁有已發行普通股股權之百分比	主要業務
上市公司		
香港中華煤氣有限公司	38.47	煤氣服務
香港小輪(集團)有限公司	31.36	物業發展及投資
美麗華酒店企業有限公司	44.21	酒店經營
非上市公司		
忠港發展有限公司	50.00	物業投資
名達置業有限公司	50.00	物業發展
星際發展有限公司	33.33	物業投資

董事局認為上表列載之本集團聯營公司乃主要影響本集團之業績及資產淨值。董事局認為，列出其他聯營公司之詳情則會令篇幅過於冗長。

廿三 其他資產

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
證券投資(附註甲)	256.3	241.6	—	—
持有至到期投資(附註乙)	—	—	11.5	11.5
可供出售之投資(附註丙)	—	—	284.5	353.2
應收賬項、按金及預付費用(附註丁)	137.3	137.8	116.7	115.7
	393.6	379.4	412.7	480.4

(甲) 證券投資

證券投資於二零零四年六月三十日及二零零五年六月三十日載列如下。二零零五年七月一日採納香港會計準則第三十九號，證券投資根據香港會計準則第三十九號重新分類至適合項目(詳列載於附註三)。

於二零零四六月三十日年及二零零五年六月三十日負商譽分別為港幣116,100,000元及港幣118,900,000元呈列為投資聯營公司權益之減值。過往截至二零零五年六月三十日止年度，負商譽以直線法按二十年估計資產可使用加權平均年期撥回至收益表內。截至二零零四年及二零零五年六月三十日止年度，負商譽撥回至收益表分別為港幣9,000,000元及港幣6,300,000元。應用香港財務報告準則第三號，於二零零五年七月一日全部負商譽已不予確認。

本集團聯營公司均以權益法計入之財務資料概要列載如下：

營運業績：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
營業額	10,221.5	11,010.1	12,276.8	5,417.1	9,407.5
本年度／期溢利	3,790.1	6,238.9	6,393.6	2,545.5	3,756.7

財務狀況：

	於六月三十日			於十二月三十一日	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
非流動資產	26,496.6	28,116.4	31,841.3	27,239.8	32,289.8
流動資產	8,748.8	9,911.0	13,284.6	13,410.1	16,246.5
流動負債	(4,618.1)	(7,728.7)	(5,691.1)	(8,620.3)	(8,019.5)
非流動負債	(3,094.8)	(4,244.3)	(10,082.0)	(6,616.0)	(9,669.1)
資產淨額	27,532.5	26,054.4	29,352.8	25,413.6	30,847.7

過往收購聯營公司所產生的商譽已包括在投資聯營公司權益內。商譽之變動列載如下。

	港幣百萬元
成本	
二零零三年七月一日及二零零四年六月三十日結存	1,216.8
購買聯營公司產生	286.0
二零零五年六月三十日結存	1,502.8
採納香港財務報告準則第三號累計攤銷之撇除	(230.6)
購買聯營公司產生	1,016.8
二零零六年六月三十日結存	2,289.0
購買聯營公司產生	13.0
二零零六年十二月三十一日結存	2,302.0
攤銷	
二零零三年七月一日結存	104.5
本年度攤銷	59.6
二零零四年六月三十日結存	164.1
本年度攤銷	66.5
二零零五年六月三十日結存	230.6
採納香港財務報告準則第三號累計攤銷之撇除	(230.6)
二零零六年六月三十日及二零零六年十二月三十一日結存	–
賬面淨值	
二零零六年十二月三十一日結存	2,302.0
二零零六年六月三十日結存	2,289.0
二零零五年六月三十日結存	1,272.2
二零零四年六月三十日結存	1,052.7

直至二零零五年六月三十日，商譽按二十年攤銷。

廿二 聯營公司權益

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(重列)	(重列)		
非上市股份				
投資成本	165.0	165.0	165.0	165.0
應佔收購後溢利及已收股息淨值	273.8	317.8	398.8	444.2
前期調整				
採納香港會計準則詮釋第二十一號(附註三)	(58.1)	–	–	–
	380.7	482.8	563.8	609.2
香港上市股份				
投資成本	8,249.3	8,212.6	9,146.1	9,162.2
應佔收購後溢利，儲備及已收股息淨值	4,813.5	5,861.4	6,533.1	7,669.6
前期調整				
採納香港會計準則第十六號及第十七號(附註三)	(851.2)	(841.2)	–	–
採納香港會計準則詮釋第二十一號(附註三)	(304.1)	–	–	–
	11,907.5	13,232.8	15,679.2	16,831.8
	12,288.2	13,715.6	16,243.0	17,441.0
上市股份之市值	29,372.2	36,845.5	39,760.4	40,621.0

於二零零四年及二零零五年六月三十日，聯營公司權益因採納香港會計準則第十六號及第十七號及香港會計準則詮譯第二十一號，分別由港幣13,501,600,000元及港幣14,556,800,000元減少港幣1,213,400,000元及港幣841,200,000元。

廿一 收費高速公路經營權

	港幣百萬元
成本	
二零零三年七月一日、二零零四年六月三十日及二零零五年六月三十日結存	789.5
轉撥至分類為持作出售之資產	(557.7)
二零零六年六月三十日	231.8
滙兑重新兑換	15.8
二零零六年十二月三十一日結存	247.6
攤銷	
二零零三年七月一日結存	158.6
本年度攤銷	34.7
二零零四年六月三十日結存	193.3
本年度攤銷	34.7
二零零五年六月三十日結存	228.0
本年度攤銷	15.6
撥回至分類為持作出售之資產	(182.9)
二零零六年六月三十日結存	60.7
本期攤銷	5.1
滙兑重新兑換	4.0
二零零六年在十二月三十日結存	69.8
賬面淨值	
二零零六年十二月三十一日結存	177.8
二零零六年六月三十日結存	171.1
二零零五年六月三十日結存	561.5
二零零四年六月三十日結存	596.2

本集團之收費高速公路經營權已抵押以獲取銀行借貸。

本集團之收費高速公路經營權為安徽省人民政府授予之馬鞍山環通公路收費權(「公路」)。公路之經營年期由一九九九年十二月十六日起計二十五年。期間，本集團擁有公路之管理及收費權，並須按有關市公路局管理及規定進行日常維修及運作。

為呈示此財務資料，於二零零三年七月一日，已按香港詮釋第一號將收費高速公路經營權由物業、廠房及設備重列。詳情載於附註三。

	橋樑			
	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
於香港以外地區				
中期租約	427.9	406.8	398.3	442.6

附註： 截至二零零六年六月三十日止年度，資訊服務面對困難之營運環境及零售業務已縮減經營規模，根據本集團估計相關資產之可收回數額，對數據中心、網絡器材與設施賬面金額之減值為港幣4,500,000元。

二十預付租賃款項

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
本集團之預付租賃款項包括：				
於香港之租賃土地：				
長期租約	16.9	16.7	16.5	16.4
中期租約	67.0	65.6	48.1	47.5
	83.9	82.3	64.6	63.9
報告分析目的：				
流動資產(包括應收賬項、按金及預付費用內)	1.7	1.7	1.3	1.3
非流動資產	82.2	80.6	63.3	62.6
	83.9	82.3	64.6	63.9

預付租賃款項以往包括在物業，廠房及設備內。為呈示此財務資料，於二零零三年七月一日土地租賃權益已按香港會計準則第十七號之要求由物業、廠房及設備重列。詳情載於附註三。

上述物業、廠房及設備之折舊以直線法計算折舊，所用年率如下：

酒店及其他樓宇	按四十年或其租約年期之較低者分攤
橋樑	以營運年期分攤
物業裝修、傢俬設備及車輛	10%至50%

施工中之物業直至完成及可作預定用途前不作折舊準備。

物業賬面值包括：

	酒店物業			
	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
於香港				
長期租約	78.4	75.7	73.1	71.8
中期租約	137.3	132.6	127.8	125.4
	215.7	208.3	200.9	197.2

	其他樓宇			
	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
於香港				
中期租約	13.8	13.3	4.9	4.8
於香港以外地區				
長期租約	0.4	0.4	0.3	0.3
中期租約	2.7	2.5	—	—
	16.9	16.2	5.2	5.1

十九 物業、廠房及設備

	酒店物業 港幣百萬元	其他樓宇 港幣百萬元	橋樑 港幣百萬元	施工中之物業 港幣百萬元	物業裝修傢俱設備及車輛 港幣百萬元	合計 港幣百萬元
成本值或估值						
二零零三年七月一日結存						
前期報告	736.0	55.0	655.8	–	391.9	1,838.7
前期調整	(438.5)	(30.0)	–	–	–	(468.5)
重新列報	297.5	25.0	655.8	–	391.9	1,370.2
添置	–	–	–	0.5	18.7	19.2
出售附屬公司	–	–	–	–	(36.0)	(36.0)
出售	–	–	(94.8)	–	(93.8)	(188.6)
二零零四年六月三十日結存	297.5	25.0	561.0	0.5	280.8	1,164.8
添置	–	–	–	–	22.8	22.8
重新分類	–	–	–	(0.5)	0.5	–
出售	–	–	(11.7)	–	(18.3)	(30.0)
二零零五年六月三十日結存	297.5	25.0	549.3	–	285.8	1,157.6
添置	–	–	10.5	–	17.9	28.4
重估盈餘	–	18.4	–	–	–	18.4
重新分類至投資物業	–	(30.1)	–	–	–	(30.1)
轉撥至分類為持作出售之資產	–	(3.8)	–	–	(2.0)	(5.8)
出售	–	–	–	–	(52.7)	(52.7)
二零零六年六月三十日結存	297.5	9.5	559.8	–	249.0	1,115.8
添置	–	–	27.3	–	1.1	28.4
出售	–	–	–	–	(96.1)	(96.1)
滙兑重新兑換	–	–	38.1	–	0.8	38.9
二零零六年十二月三十一日結存	297.5	9.5	625.2	–	154.8	1,087.0
折舊及減值						
二零零三年七月一日結存						
前期報告	–	9.0	80.0	–	281.0	370.0
前期調整	74.4	(2.0)	61.7	–	–	134.1
重新列報	74.4	7.0	141.7	–	281.0	504.1
本年內折舊準備	7.4	0.7	19.0	–	30.2	57.3
減值	–	0.4	–	–	–	0.4
於出售附屬公司時撇除	–	–	–	–	(31.3)	(31.3)
於出售時撇除	–	–	(27.6)	–	(61.0)	(88.6)
二零零四年六月三十日結存	81.8	8.1	133.1	–	218.9	441.9
本年內折舊準備	7.4	0.7	19.1	–	30.5	57.7
於出售時撇除	–	–	(9.7)	–	(18.0)	(27.7)
二零零五年六月三十日結存	89.2	8.8	142.5	–	231.4	471.9
本年內折舊準備	7.4	0.5	19.0	–	26.2	53.1
重新分類至投資物業	–	(3.7)	–	–	–	(3.7)
減值(附註)	–	–	–	–	4.5	4.5
轉撥至分類為持作出售之資產	–	(1.3)	–	–	(1.7)	(3.0)
於出售時撇除	–	–	–	–	(44.7)	(44.7)
二零零六年六月三十日結存	96.6	4.3	161.5	–	215.7	478.1
本期內折舊準備	3.7	0.1	10.0	–	3.5	17.3
於出售／撇除時撇除	–	–	–	–	(78.2)	(78.2)
滙兑重新兑換	–	–	11.1	–	0.6	11.7
二零零六年十二月三十一日結存	100.3	4.4	182.6	–	141.6	428.9
賬面淨值						
二零零六年十二月三十一日結存	197.2	5.1	442.6	–	13.2	658.1
二零零六年六月三十日結存	200.9	5.2	398.3	–	33.3	637.7
二零零五年六月三十日結存	208.3	16.2	406.8	–	54.4	685.7
二零零四年六月三十日結存	215.7	16.9	427.9	0.5	61.9	722.9

所有投資物業均於二零零四年六月三十日由本公司之同母系附屬公司恒基估價及代理有限公司之特許測計師黃浩明先生按公開市場價值作出重估。

本集團投資物業的公允價值均於二零零五年及二零零六年六月三十日及二零零六年十二月三十一日由戴德梁行有限公司進行估值，該間獨立專業物業估值師與本集團並無聯繫。戴德梁行董事是香港測量師學會之會員，及擁有合資格及就估值類似有關位置之物業之近期經驗完成投資物業的估值。該等估值乃按香港估值準則之規定而釐定，並參考類似物業市場交易之市價。其結果增加投資物業之公允價值已直接在綜合收益表內確認。

所有本集團物業權益均以營運租賃持有，作為賺取租金或資本增值用途，以公允價值模型計算，及分類和列賬為投資物業。

集團之大多數投資物業以營運租賃租出。

於二零零四年，二零零五年及二零零六年六月三十日及於二零零六年十二月三十一日，香港投資物業賬面值分別為港幣404,600,000元、港幣455,900,000元、港幣543,600,000元及港幣606,600,000元乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總估值以業權擁有比率所攤分之數。

（乙）經調整後每股盈利

每股盈利（不包括扣除遞延税項後的投資物業公允價值之淨收益）乃根據以下調整本公司股東應佔溢利：

	基本				
	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元（未經審核）	港幣百萬元
本公司股東應佔溢利	2,132.3	3,507.7	3,667.2	1,802.0	1,951.5
投資物業公允價值收益之影響	(160.9)	(890.3)	(1,014.9)	(674.6)	(219.3)
投資物業公允價值收益所產生之遞延税項之影響	22.7	126.6	153.1	75.2	38.4
應佔聯營公司之投資物業公允價值收益（扣除遞延税項）之影響	(162.4)	(523.6)	(739.3)	(258.9)	(260.3)
用以計算每股盈利之經調整後盈利	1,831.7	2,220.4	2,066.1	943.7	1,510.3
經調整後每股基本盈利	港幣0.65元	港幣0.79元	港幣0.72元	港幣0.33元	港幣0.50元

十八 投資物業

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於年初／期初	3,948.2	4,110.3	5,000.7	6,058.0
添置	1.2	0.1	—	92.5
由預付租賃款項轉至	—	—	16.0	—
由物業、廠房及設備轉至	—	—	26.4	—
本年度／期增加之公允價值	160.9	890.3	1,014.9	219.3
於年終／期終	4,110.3	5,000.7	6,058.0	6,369.8
代表租賃物業並位於香港：				
長期	1,076.2	1,369.4	1,615.9	1,656.5
中期	3,034.1	3,631.3	4,442.1	4,713.3
	4,110.3	5,000.7	6,058.0	6,369.8

十六 股息

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
截至二零零四年、二零零五年及二零零六年六月三十日止年度中期股息每股分別為港幣一角一仙、港幣一角三仙及港幣一角三仙	309.9	366.3	396.2	—	—
截至二零零三年、二零零四年及二零零五年六月三十日止年度末期股息分別為港幣一角一仙、一角二仙及一角五仙，及截至二零零五年及二零零六年六月三十日止年度末期股息分別為港幣一角五仙及一角五仙	309.9	338.1	422.6	422.6	457.1
	619.8	704.4	818.8	422.6	457.1

十七 每股盈利

(甲) 列報每股盈利

應佔本公司股權持有人每股盈利乃按於截至於二零零六年六月三十日止三個年度，截至二零零五及二零零六年十二月三十一日止六個月本年度／期溢利分別為港幣2,132,300,000元、港幣3,507,700,000元、港幣3,667,200,000元、港幣1,802,000,000元及港幣1,951,500,000元，並按相關年／期內已發行普通股之加權平均數分別為2,817,327,395股、2,817,327,395股、2,858,916,436股、2,817,327,395股及3,047,327,395股計算。於相關期內並無攤薄每股盈利，因無潛在攤薄股份存在。

因採納以上的附註二及三所提及之改變會計政策，所作出比較基本每股盈利之調整如下：

	基本			
	截至六月三十日止年度			截至十二月三十一日止六個月
	2004	2005	2006	2005
	港幣	*港幣*	*港幣*	*港幣* (未經審核)
調整前已列報之數字	0.65	0.79	1.26	0.63
於有關年度／期之更改會計政策所引致改變之調整	(0.01)	0.46	0.02	0.01
調整以符合會計師報告之編製目的	0.12	—	—	—
重列	0.76	1.25	1.28	0.64

十五 僱員酬金

本集團五位最高薪酬之僱員(非董事)，其薪酬如下：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
基本薪金、津貼及實物利益	5.5	5.2	5.2	2.7	2.7
退休福利計劃供款	0.2	0.2	0.1	0.1	0.1
花紅	0.4	0.6	0.6	–	–
	6.1	6.0	5.9	2.8	2.8

彼等之薪酬介乎下列組別：

	員工數目				
	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005 (未經審核)	2006
組別					
無－港幣1,000,000元	2	3	3	4	4
港幣1,000,001 元－港幣1,500,000元	2	1	1	1	1
港幣1,500,001 元－港幣2,500,000元	1	1	1	–	–
	5	5	5	5	5

	袍金 *港幣千元*	薪金、酬金及其他福利 *港幣千元*	退休福利計劃供款 *港幣千元*	截至十二月三十一日止六個月2006酬金總額 *港幣千元*
執行董事				
李兆基	—	4,410	—	4,410
李家傑	—	—	—	—
林高演	—	—	—	—
李家誠	—	—	—	—
李達民	—	—	—	—
李鏡禹	—	—	—	—
劉壬泉	—	—	—	—
李寧	—	—	—	—
郭炳濠	—	—	—	—
何永勳	—	—	—	—
劉智強	—	—	—	—
黃浩明	—	—	—	—
孫國林	—	—	—	—
薛伯榮	—	—	—	—
非執行董事				
胡寶星	—	—	—	—
阮北耀	—	—	—	—
梁希文	—	—	—	—
獨立非執行董事				
鄺志強	—	—	—	—
高秉強	—	—	—	—
胡經昌	—	—	—	—
	—	4,410	—	4,410

於截至二零零六年六月三十日止三個年度及截至二零零五年十二月三十一日及二零零六年十二月三十一日止六個月內除董事袍金分別為港幣60,000元、港幣100,000元、港幣95,000元、港幣20,000元及無；及其他酬金分別為港幣100,000元、港幣620,000元、港幣680,000元、港幣80,000元及無；並無支付獨立非執行董事酬金。

於有關期間內，董事並無達成任何安排予以放棄或同意放棄其酬金。於有關期間內，並無為董事作出退休金計劃之供款。

若干董事於本公司為其成員之中介控股公司收取其於本集團之服務酬金。由於各董事之意見，將酬金按其服務分配本公司之中介控股公司及各附屬公司之方法並不可行，故酬金未可予分配本公司之中介控股公司及各附屬公司。

	袍金	薪金、酬金及其他福利	退休福利計劃供款	截至十二月三十一日止六個月 2005 酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
執行董事				
李兆基	20	—	—	20
李家傑	20	—	—	20
林高演	20	—	—	20
李家誠	20	—	—	20
李達民	—	—	—	—
李鏡禹	—	—	—	—
劉壬泉	—	—	—	—
李寧	—	—	—	—
郭炳濠	—	—	—	—
何永勳	—	—	—	—
劉智強	—	—	—	—
張炳強	—	—	—	—
黃浩明	—	—	—	—
孫國林	—	—	—	—
薛伯榮	—	—	—	—
非執行董事				
胡寶星	—	—	—	—
阮北耀	—	—	—	—
梁希文	—	—	—	—
獨立非執行董事				
鄺志強	—	—	—	—
高秉強	20	80	—	100
胡經昌	—	—	—	—
	100	80	—	180

	袍金	薪金、酬金及其他福利	退休福利計劃供款	截至六月三十日止年度 2006 酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
執行董事				
李兆基	60	6,291	—	6,351
李家傑	60	—	—	60
林高演	60	—	—	60
李家誠	60	—	—	60
李達民	20	—	—	20
李鏡禹	20	—	—	20
劉壬泉	20	—	—	20
李寧	20	—	—	20
郭炳濠	20	—	—	20
何永勳	20	—	—	20
劉智強	20	—	—	20
黃浩明	20	—	—	20
孫國林	20	—	—	20
薛伯榮	20	—	—	20
非執行董事				
胡寶星	20	—	—	20
阮北耀	20	—	—	20
梁希文	20	180	—	200
獨立非執行董事				
鄺志強	20	180	—	200
高秉強	55	320	—	375
胡經昌	20	180	—	200
	595	7,151	—	7,746

	袍金	薪金、酬金及其他福利	退休福利計劃供款	截至六月三十日止年度 2005 酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
執行董事				
李兆基	40	—	—	40
李家傑	40	—	—	40
林高演	40	—	—	40
李家誠	40	—	—	40
李達民	20	—	—	20
李鏡禹	20	—	—	20
劉壬泉	20	—	—	20
李寧	20	—	—	20
郭炳濠	20	—	—	20
何永勳	20	—	—	20
劉智強	20	—	—	20
張炳強	20	—	—	20
黃浩明	20	—	—	20
孫國林	20	—	—	20
薛伯榮	20	—	—	20
非執行董事				
胡寶星	20	—	—	20
阮北耀	20	50	—	70
梁希文	20	230	—	250
獨立非執行董事				
鄺志強	20	180	—	200
吳樹熾	20	90	—	110
高秉強	40	260	—	300
胡經昌	20	90	—	110
	540	900	—	1,440

b. 其中包括於截至二零零六年六月三十日止三個年度，及截至二零零五年十二月三十一日及二零零六年十二月三十一日止六個月租金收入分別為港幣1,600,000元、港幣1,800,000元、港幣1,900,000元、港幣900,000元及港幣900,000元來自共同控制資產扣除支出於截至二零零六年六月三十日止三個年度及截至二零零五年十二月三十一日及二零零六年十二月三十一日止六個月分別為港幣600,000元、港幣500,000元、港幣500,000元、港幣300,000元及港幣300,000元。

c. 董事參考於二零零四年六月三十日及二零零六年六月三十日專業評估待出售已建成物業之可化現淨值，於相關年度將過往撥備撥回。

d. 包括支銷分別於截至二零零六年六月三十日止三個年度及截至二零零五年十二月三十一日及二零零六年十二月三十一日止六個月為港幣107,300,000元、港幣104,900,000元、港幣109,900,000元、港幣45,100,000元及港幣52,500,000元。

十四 董事酬金

	袍金	薪金、酬金及其他福利	退休福利計劃供款	截至六月三十日止年度 2004 酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
執行董事				
李兆基	40	—	—	40
李家傑	40	—	—	40
林高演	40	—	—	40
李家誠	40	—	—	40
李達民	20	—	—	20
李鏡禹	20	—	—	20
劉壬泉	20	—	—	20
李寧	20	—	—	20
郭炳濠	20	—	—	20
何永勳	20	—	—	20
劉智強	20	—	—	20
張炳強	20	—	—	20
黃浩明	20	—	—	20
孫國林	20	—	—	20
薛伯榮	20	—	—	20
獨立非執行董事				
胡寶星	20	—	—	20
阮北耀	20	50	—	70
梁希文	20	50	—	70
	440	100	—	540

十三 本年度／期溢利

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元 (未經審核)	港幣百萬元
本年度／期溢利已扣除下列項目：					
商譽攤銷	59.6	74.1	—	—	—
收費高速公路經營權攤銷 (包括在行政費用內)	34.7	34.7	15.6	17.3	5.1
折舊	57.3	57.7	53.1	26.5	17.3
	92.0	92.4	68.7	43.8	22.4
核數師酬金	2.9	3.3	2.9	0.8	1.7
確認為開支之存貨成本	124.3	125.8	125.4	64.4	31.0
確認為開支之物業成本	2.7	0.5	2.8	2.4	18.3
應收賬款減值	3.3	5.7	1.3	0.8	0.7
可供出售之投資減值	—	—	0.3	—	—
物業、廠房及設備減值	0.4	—	4.5	—	—
撇除／出售物業、廠房及設備之虧損	—	2.1	7.8	—	17.4
營運租賃租金最少租賃付款項					
出租物業	86.5	90.1	98.7	46.8	1.2
電訊網絡設施	5.2	3.8	2.7	1.3	0.5
釋放預付租賃款項	1.7	1.7	1.7	0.8	0.7
員工成本包括董事酬金	229.8	230.0	202.5	100.5	70.0
應佔聯營公司之税項 (包括在應佔聯營公司業績內)	319.4	488.8	369.8	142.2	269.6
及已計入下列項目：					
除支銷後投資物業之租金收益 (附註a及d)	212.0	220.5	224.6	126.8	124.4
負商譽／收購折讓釋放至收益	9.0	6.3	—	—	—
其他除支銷後之租金收益 (附註a及b)	90.7	109.3	100.4	50.9	9.4
待出售已建成物業減值撤回 (附註c)	17.3	—	19.5	14.2	—

附註：

a. 包括投資物業及其他物業所收之或然租金分別截至二零零六年六月三十日止三個年度及截至二零零五年十二月三十一日及二零零六年十二月三十一日止六個月為港幣94,900,000元，港幣116,700,000元，港幣103,800,000元，港幣49,700,000元及港幣1,300,000元。

本年度／期稅項費用調節至綜合收益表除稅前溢利如下：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元 (未經審核)	港幣百萬元
除稅項前溢利	2,336.3	3,774.4	3,880.0	1,906.8	2,048.5
按香港利得稅率17.5%計算的稅項	408.9	660.5	679.0	333.7	358.5
應佔聯營公司業績之稅項影響	(266.4)	(418.6)	(435.6)	(191.6)	(265.4)
不可抵扣的費用的稅項影響	22.7	41.1	30.9	29.7	10.5
毋須應課稅收益的稅項影響	(9.2)	(28.7)	(33.8)	(4.0)	(14.9)
前期會計年度／期準備(多計)少計淨額	(0.5)	(3.1)	(17.5)	(30.3)	1.5
未予確認遞延稅項資產的稅項影響	(3.4)	(7.2)	(0.1)	—	1.0
未予確認的稅務虧損的稅項影響	7.1	8.0	14.4	4.6	4.1
使用以前未予確認的可抵銷的稅務虧損	6.4	(36.6)	(25.6)	(35.9)	(9.7)
使用以前未予確認的可抵銷的遞延稅務資產	(12.2)	—	(8.4)	—	(0.8)
在其它司法管轄區經營的附屬公司因使用不同稅率的影響	(30.6)	(7.5)	(4.7)	(5.8)	(17.1)
於中國經營之若干附屬公司之稅項減免	(10.0)	(7.0)	(13.9)	(2.6)	(2.3)
其他	(3.0)	0.1	0.2	—	1.2
	109.8	201.0	184.9	97.8	66.6

十二 稅項

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(重列)			(未經審核)	
稅項包括：					
現時稅項					
香港	48.7	57.2	57.5	30.7	23.3
中國其他地區	20.8	28.1	12.1	8.6	7.6
	69.5	85.3	69.6	39.3	30.9
前年度／期準備(多計)少計					
香港	(0.5)	(3.5)	(17.5)	(17.5)	1.5
中國其他地區	–	0.4	–	–	–
	(0.5)	(3.1)	(17.5)	(17.5)	1.5
遞延稅項(附註廿四)					
本年度／期	40.8	118.8	132.8	88.8	34.2
前年度／期多計	–	–	–	(12.8)	–
	40.8	118.8	132.8	76.0	34.2
	109.8	201.0	184.9	97.8	66.6

香港利得稅乃按年／期內估計應課稅溢利17.5%計算。

香港以外稅項乃按適用稅率就有關境外司法管轄區計算。本集團於中國經營之若干附屬公司，具享有若干免稅期及稅務優惠，並於年／期內獲豁免中國企業所得稅。

十　增加附屬公司部份權益產生之商譽減值

經評估本公司之附屬公司恒基數碼科技公司(「恒基數碼」)之業務展望後，本公司之中介控股公司恒基兆業地產有限公司、本公司之聯營公司香港中華煤氣有限公司(「香港中華煤氣」)、恒基數碼及本公司於二零零五年八月聯合公佈香港中華煤氣及本公司私有化恒基數碼，包括以每股計劃股份港幣0.42元取消及註銷恒基數碼之計劃股份。該私有化於二零零五年十二月八日已正式生效。因應現金流量預測及私有化恒基數碼預期之協同效應，本公司董事考慮從回購恒基數碼外權益所註銷恒基數碼之計劃股份產生之商譽為港幣161,800,000元已作減值。

十一 財務費用

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
由下列借貸產生的利息：					
須於五年內全數償還的銀行貸款及透支	14.4	11.5	9.0	5.8	1.0
須於五年內全數償還的其他借款	1.8	1.5	1.0	0.3	1.1
	16.2	13.0	10.0	6.1	2.1

九 其他收入

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元* (未經審核)	*港幣百萬元*
提前終止租賃合約之賠償	0.2	0.3	0.4	0.2	0.2
上市投資證券股息	11.0	5.4	6.7	1.0	1.0
非上市投資證券股息	8.1	4.7	—	—	—
匯兑盈利淨額	—	0.1	0.5	0.2	0.1
利息收入(附註一)	28.9	52.8	124.2	54.4	114.8
交收衍生工具溢利	22.1	—	—	—	—
贊助費	1.4	1.4	1.4	0.7	0.1
出售物業、廠房及設備溢利淨額(附註二)	76.1	—	—	—	—
出售附屬公司溢利(附註三)	—	—	—	—	4.7
出售證券投資溢利	61.9	—	—	—	—
其他收入	14.9	7.0	6.1	3.7	1.4
持有未實現盈利之證券投資	48.9	26.0	—	—	—
	273.5	97.7	139.3	60.2	122.3

附註：

一. 包括因遞延分期應收款所收之利息截至二零零六年六月三十日止過往三個年度，二零零五及二零零六年十二月三十一日止六個月分別為港幣11,500,000元、港幣9,800,000元、港幣8,900,000元、港幣4,700,000元及港幣4,600,000元。

二. 於二零零四年三月十日，本集團與天津市自治區天津市貸款道路建設車輛通行費徵收辦公室(「天津市通行費徵收辦公室」)達成兩份協議，由二零零三年六月一日起將集團若干橋樑之通行費徵收權以代價約人民幣283,700,000元(相等於約港幣264,500,000元)轉讓與天津市通行費徵收辦公室。此項出售溢利為港幣104,300,000元。代價將由二零零三年六月一日至二零一零年十月廿七日以每年收取人民幣28,100,000元(相等於約港幣26,200,000元)及由二零一零年十月廿八日至二零一五年七月廿日以每年收取人民幣16,000,000元(相等於港幣14,900,000元)分期收取。本集團以中國所提供之常用借貸利率來計算應收分期款項將來之應收分期總折扣值為港幣176,000,000元。

剩餘港幣28,200,000元為出售其他物業、廠房及設備虧損。

三. 截至二零零六年十二月三十一日止六個月，本集團以現金代價港幣38,800,000元出售一間附屬公司全部權益予陽光房地產投資信託基金，產生港幣4,700,000元出售盈利。

截至二零零五年十二月三十一日止六個月－未經審核

	香港	中國	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	518.9	92.4	611.3
其他收入	4.2	0.6	4.8
對外收入	523.1	93.0	616.1

按所在地區劃分之分部資產賬面值及投資物業、物業、廠房及設備之增加之分析如下：

分部資產賬面值

	於六月三十日			於十二月三十一日
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	19,528.4	22,627.8	28,536.6	29,944.9
中國	1,298.4	1,364.6	1,340.3	1,459.6
	20,826.8	23,992.4	29,876.9	31,404.5

投資物業之增加

	截至六月三十日止年度			截至十二月三十一日止六個月
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	1.2	0.1	—	92.5

物業、廠房及設備之增加

	截至六月三十日止年度			截至十二月三十一日止六個月
	2004	2005	2006	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	18.0	21.2	17.3	1.1
中國	1.2	1.6	11.1	27.3
	19.2	22.8	28.4	28.4

地區分部

本集團之銷售物業、物業租賃、酒店經營、百貨業務、清潔服務、保安服務及資訊科技服務皆於香港運作。基建項目投資及零售業務皆位於中國其他地區運作。

本集團營業額按地區分佈如下(並未考慮貨品及服務之來源地):

截至二零零四年六月三十日止年度

	香港 *港幣百萬元*	中國 *港幣百萬元*	綜合 *港幣百萬元*
營業額	1,015.9	239.9	1,255.8
其他收入	34.0	4.6	38.6
對外收入	1,049.9	244.5	1,294.4

截至二零零五年六月三十日止年度

	香港 *港幣百萬元*	中國 *港幣百萬元*	綜合 *港幣百萬元*
營業額	1,058.9	235.5	1,294.4
其他收入	6.9	1.9	8.8
對外收入	1,065.8	237.4	1,303.2

截至二零零六年六月三十日止年度

	香港 *港幣百萬元*	中國 *港幣百萬元*	綜合 *港幣百萬元*
營業額	1,010.7	136.4	1,147.1
其他收入	6.4	2.0	8.4
對外收入	1,017.1	138.4	1,155.5

截至二零零六年十二月三十一日止六個月

	香港 *港幣百萬元*	中國 *港幣百萬元*	綜合 *港幣百萬元*
營業額	434.1	72.9	507.0
其他收入	6.1	0.4	6.5
對外收入	440.2	73.3	513.5

截至二零零五年十二月三十一日止六個月－未經審核

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	對銷 *港幣百萬元*	綜合 *港幣百萬元*
收入及業績							
營業額	311.2	47.0	92.4	34.4	126.3	—	611.3
其他收入	2.0	—	0.6	—	2.2	—	4.8
對外收入	313.2	47.0	93.0	34.4	128.5	—	616.1
分部間收入	21.3	—	—	0.1	3.0	(24.4)	—
總收入	334.5	47.0	93.0	34.5	131.5	(24.4)	616.1

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	基建項目	保安服務	其他	對銷	綜合
分部業績	859.1	17.5	51.7	2.3	(155.2)	—	775.4
利息收入	—	—	5.4	—	49.0	—	54.4
上市投資證券股息	—	—	—	—	1.0	—	1.0
未能分項之費用							(12.5)
財務費用							(6.1)
應佔聯營公司業績							1,094.6
除稅項前溢利							1,906.8
稅項							(97.8)
本期溢利							1,809.0

截至二零零五年十二月三十一日止六個月－未經審核

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	綜合 *港幣百萬元*
其他資料						
資本開支	—	0.7	2.3	—	15.3	18.3
收費高速公路 經營權攤銷	—	—	17.3	—	—	17.3
折舊	—	4.8	10.3	0.3	11.1	26.5
應收賬項減值	—	0.6	—	—	0.2	0.8
釋放預付租賃款項	—	0.6	—	—	0.2	0.8

於二零零六年十二月三十一日

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	綜合 *港幣百萬元*
資產負債表						
資產						
資產分部	6,574.1	289.2	1,352.1	20.7	460.0	8,696.1
聯營公司權益						17,441.0
聯營公司欠款						49.9
未能分項之資產						5,217.5
綜合總資產						31,404.5
負債						
負債分部	87.5	19.9	326.0	5.8	51.6	490.8
未能分項之負債						985.8
綜合總負債						1,476.6

截至二零零六年十二月三十一日止六個月

其他資料

	物業租賃	酒店經營	基建項目	保安服務	其他	綜合
資本開支	92.5	–	27.3	0.2	0.9	120.9
收費高速公路經營權攤銷	–	–	5.1	–	–	5.1
折舊	–	4.1	10.7	0.2	2.3	17.3
應收賬項減值	–	0.5	–	–	0.2	0.7
撇除／出售物業、廠房及設備之虧損	–	–	–	–	17.4	17.4
釋放預付租賃款項	–	0.6	–	–	0.1	0.7

截至二零零六年十二月三十一日止六個月

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	對銷 *港幣百萬元*	綜合 *港幣百萬元*
收入及業績							
營業額	192.7	51.8	72.9	36.1	153.5	–	507.0
其他收入	0.4	0.1	0.4	—	5.6	–	6.5
對外收入	193.1	51.9	73.3	36.1	159.1	–	513.5
分部間收入	0.1	–	–	–	2.2	(2.3)	–
總收入	193.2	51.9	73.3	36.1	161.3	(2.3)	513.5

分部間之收入的價格是由管理層參考市場價格釐定。

分部業績	353.5	20.9	43.2	2.3	3.7	–	423.6
利息收入	–	–	6.0	–	108.8	–	114.8
上市投資證券股息	–	–	–	–	1.0	–	1.0
出售集團之本期溢利	–	–	5.8	–	–	–	5.8
未能分項之費用							(11.0)
財務費用							(2.1)
應佔聯營公司業績							1,516.4
除稅項前溢利							2,048.5
稅項							(66.6)
本期溢利							1,981.9

於二零零六年六月三十日

	物業租賃	酒店經營	基建項目	保安服務	其他	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
資產負債表						
資產						
資產分部	6,316.7	276.4	1,214.5	21.5	430.0	8,259.1
聯營公司權益						16,243.0
聯營公司欠款						46.1
未能分項之資產						5,328.7
綜合總資產						29,876.9
負債						
負債分部	87.0	23.0	270.5	5.5	118.7	504.7
欠聯營公司款						0.8
未能分項之負債						1,091.3
綜合總負債						1,596.8

截至二零零六年六月三十日止年度

其他資料						
資本開支	—	0.8	11.1	0.6	15.9	28.4
收費高速公路經營權攤銷	—	—	15.6	—	—	15.6
折舊	—	8.5	20.5	0.6	23.5	53.1
應收賬項減值	0.4	0.6	—	—	0.3	1.3
可供出售之投資減值	—	—	—	—	0.3	0.3
物業、廠房及設備減值	—	—	—	—	4.5	4.5
增加附屬公司部份權益產生之商譽減值	—	—	—	—	161.8	161.8
撇除／出售物業、廠房及設備之虧損	—	—	—	—	7.8	7.8
釋放預付租賃款項	—	1.1	—	—	0.6	1.7

截至二零零六年六月三十日止年度

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	對銷 *港幣百萬元*	綜合 *港幣百萬元*
收入及業績							
營業額	613.8	95.3	136.4	64.8	236.8	—	1,147.1
其他收入	3.8	0.2	1.0	—	3.4	—	8.4
對外收入	617.6	95.5	137.4	64.8	240.2	—	1,155.5
分部間收入	19.8	—	—	0.5	6.1	(26.4)	—
總收入	637.4	95.5	137.4	65.3	246.3	(26.4)	1,155.5

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	基建項目	保安服務	其他	對銷	綜合
分部業績	1,344.3	35.6	81.8	2.3	(173.2)	—	1,290.8
利息收入	—	—	9.9	—	114.3	—	124.2
上市投資證券股息	—	—	—	—	6.7	—	6.7
出售集團之 本年度溢利	—	—	11.2	—	—	—	11.2
未能分項之費用							(32.0)
財務費用							(10.0)
應佔聯營公司業績							2,489.1
除税項前溢利							3,880.0
税項							(184.9)
本年度溢利							3,695.1

於二零零五年六月三十日

	物業租賃	酒店經營	基建項目	保安服務	其他	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
						(重列)
資產負債表						
資產						
資產分部	5,255.0	279.1	1,253.6	22.6	409.1	7,219.4
聯營公司權益						13,715.6
聯營公司欠款						42.0
未能分項之資產						3,015.4
綜合總資產						23,992.4
負債						
負債分部	79.2	18.6	20.1	8.6	141.7	268.2
欠聯營公司款						2.5
未能分項之負債						1,460.4
綜合總負債						1,731.1

截至二零零五年六月三十日止年度

其他資料

資本開支	0.1	1.9	1.6	1.1	18.2	22.9
收費高速公路經營權攤銷	—	—	34.7	—	—	34.7
折舊	—	8.1	20.7	0.8	28.1	57.7
應收賬項減值	1.7	(0.2)	—	—	4.2	5.7
撇除／出售物業、廠房及設備之虧損	—	—	2.1	—	—	2.1
釋放預付租賃款項	—	1.1	—	—	0.6	1.7

截至二零零五年六月三十日止年度

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	對銷 *港幣百萬元*	綜合 *港幣百萬元* (重列)
收入及業績							
營業額	609.8	99.3	235.5	98.4	251.4	—	1,294.4
其他收入	4.6	0.1	1.9	–	2.2	—	8.8
對外收入	614.4	99.4	237.4	98.4	253.6	—	1,303.2
分部間收入	26.3	—	—	0.1	3.5	(29.9)	—
總收入	640.7	99.4	237.4	98.5	257.1	(29.9)	1,303.2

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	基建項目	保安服務	其他	對銷	綜合
分部業績	1,229.0	28.4	152.1	6.1	(10.5)	—	1,405.1
利息收入	—	—	10.8	–	42.0	—	52.8
上市投資證券股息	—	—	—	–	5.4	—	5.4
非上市投資證券股息	—	—	—	–	4.7	—	4.7
持有未實現盈利之證券投資	—	—	—	–	26.0	—	26.0
未能分項之費用							(30.9)
財務費用							(13.0)
應佔聯營公司業績							2,392.1
商譽攤銷							(74.1)
收購折讓釋放至收益							6.3
除稅項前溢利							3,774.4
稅項							(201.0)
本年度溢利							3,573.4

於二零零四年六月三十日

	物業租賃	酒店經營	基建項目	保安服務	其他	綜合
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
						(重列)
資產負債表						
資產						
資產分部	4,366.8	282.5	1,225.8	31.4	441.4	6,347.9
聯營公司權益						12,288.2
聯營公司欠款						127.5
未能分項之資產						2,063.2
綜合總資產						20,826.8
負債						
負債分部	75.1	6.6	12.6	8.3	110.2	212.8
未能分項之負債						1,145.0
綜合總負債						1,357.8

截至二零零四年六月三十日止年度

其他資料

資本開支	1.2	1.1	1.2	0.5	16.4	20.4
收費高速公路經營權攤銷	–	–	34.7	–	–	34.7
折舊	–	8.4	20.5	0.9	27.5	57.3
應收賬項減值	2.1	0.1	–	–	1.1	3.3
物業、廠房及設備減值	–	–	–	–	0.4	0.4
出售物業、廠房及設備溢利(虧損)	–	–	104.3	–	(28.2)	76.1
釋放預付租賃款項	–	1.1	–	–	0.6	1.7

八　業務及地區之分部

業務分部

本集團用以劃分作首要分部呈報之業務如下：

物業租賃	–	物業租金
酒店經營	–	酒店經營及管理
基建項目	–	基建項目投資
保安	–	保安服務
其他	–	控股投資，銷售物業，清潔服務，百貨業務經營及管理，零售業務及提供資訊科技服務

各業務之分部資料如下：

截至二零零四年六月三十日止年度

	物業租賃 *港幣百萬元*	酒店經營 *港幣百萬元*	基建項目 *港幣百萬元*	保安服務 *港幣百萬元*	其他 *港幣百萬元*	對銷 *港幣百萬元*	綜合 *港幣百萬元* *(重列)*
收入及業績							
營業額	572.3	89.9	238.8	92.8	262.0	–	1,255.8
其他收入	2.9	0.7	3.4	–	31.6	–	38.6
對外收入	575.2	90.6	242.2	92.8	293.6	–	1,294.4
分部間收入	51.9	1.7	–	2.2	2.6	(58.4)	–
總收入	627.1	92.3	242.2	95.0	296.2	(58.4)	1,294.4

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	基建項目	保安服務	其他	對銷	綜合
分部業績	497.8	(3.4)	150.4	4.7	17.8	–	667.3
利息收入	–	–	12.6	–	16.3	–	28.9
上市投資證券股息	–	–	–	–	11.0	–	11.0
非上市投資證券股息	–	–	–	–	8.1	–	8.1
出售物業、廠房及設備溢利(虧損)	–	–	104.3	–	(28.2)	–	76.1
出售證券投資溢利	–	–	–	–	61.9	–	61.9
持有未實現盈利之證券投資	–	–	–	–	48.9	–	48.9
未能分項之費用							(21.4)
財務費用							(16.2)
應佔聯營公司業績							1,522.3
商譽攤銷	–	–	–	–	–	–	(59.6)
負商譽釋放至收益	–	–	–	–	–	–	9.0
除稅項前溢利							2,336.3
稅項							(109.8)
本年度溢利							2,226.5

(iv) *價格風險*

本集團可供出售之投資於各個結算日按公允價值計算。管理層維持具備不同風險類別之投資組合，從而管理此項風險。

(v) *流動資金風險*

本集團致力取得長期集資及可靈活地利用銀行借款及借入關連人士借款之平衡。另外，備有銀行信貸作集資安排。

b) **公允值**

財務資產及財務負債之公允值乃以下列方式釐定：

- 有固定交易形式和條件，在公開活躍的市場買賣之交易財務資產及財務負債，其公允價乃按月供參考之活躍市場需求價釐定市價；及

- 其他財務資產及財務負債(不包括衍生工具)之公允值乃利用可觀察之現時市場交易以折算現金流量分析為基準之廣受接納計價模式釐定。

董事認為，於財務資料按攤銷成本記錄之財務資產及財務負債之賬面值與其公允值相若。

七 **營業額**

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(重列)	*(重列)*		*(未經審核)*	
酒店業務	89.9	99.3	95.3	47.0	51.8
資訊科技服務收入	87.3	83.8	56.8	38.1	1.1
租金收入	572.3	609.8	613.8	311.2	192.7
銷售物業	5.6	1.6	3.6	3.1	28.8
保安服務	92.8	98.4	64.8	34.4	36.1
通行費收入	238.8	235.5	136.4	92.4	72.9
其他	169.1	166.0	176.4	85.1	123.6
	1,255.8	1,294.4	1,147.1	611.3	507.0

六　財務工具

a)　財務風險管理目標及政策

本集團之主要財務工具包括股本投資、應收賬項、應收售樓分期款、銀行結存及現金、應付賬項、關連人士欠款／欠關連人士款及借款。該等財務工具之詳情已於相關說明中作出披露。管理層管理及監察此等風險，以確保能即時及有效地採取適當措施。

(i)　*現金流量利率風險*

本集團的利率風險主要關乎銀行借款浮動利率，故本集團涉及現金流量利率風險(載於附註二十九)。本集團現時並無利率風險對沖政策。然而，管理層緊密地監控利率影響及在有需要的情況下考慮對沖重大利率影響。

(ii)　*貨幣風險*

外幣風險為財務工具價值將因匯率變動而波動之風險。

本集團之融資活動乃中央處理。本集團用於香港業務之銀行信貸額主要以港元計值，而本集團之銀行借貸主要用於中國基建項目，以人民幣計值。本集團所有衍生工具之使用皆受嚴格控制，並只用於管理本集團之外幣借貸匯率浮動。本集團認為，核心業務並無重大外幣匯率風險。另外，本集團未有於有關期間簽訂任何貨幣對沖協議。

本集團面對營運單位功能貨幣以外之銷售及購進交易所產生之貨幣風險極微。

(iii)　*信貸風險*

倘若交易對手無法履行彼等有關各類已確認財務資產之責任，本集團所承受之最大信貸風險為綜合資產負債表內所列示該等資產之帳面值。為盡量降低信貸風險，本集團管理層有其監察過程，確保能採取跟進行動追收逾期貸款。此外，於每個結算日，本集團檢討每宗個別貸款之可收回款項，確保就無法收回款項作出足夠之減值虧損。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

因交易對手乃為高評級之若干銀行，故此流動資金之信貸風險極低。

本公司管理層緊密地監控應收聯營公司欠款和投資公司欠款，和實施監控程序並確保有追回未償還欠款結存之跟進行動以減低信貸風險。

除上述之外，本集團之信貸風險並非極為集中，所承擔之風險在多名交易對手及客戶之間分攤。

當期應付税項是根據當年／期應課税利潤計算得出。應課税利潤不同於綜合收益表上列報的淨利潤，因為其並未計入在其它年度內的應課税收入或可抵税支出等項目，並且不包括非應課税或不可抵税項目。本集團現時税項乃按結算日税率計算。

遞延税項是由於綜合財務報表中資產和負債的賬面金額與其用於計算應課税利潤的相應税基之間的差額所產生的預期應付或可收回税款。遞延税項採用資產負債表負債法核算。一般情況下，所有應課税暫時性差異產生的遞延税項負債均予確認，而遞延税項資產則只能在未來應課税利潤足以用作抵銷暫時性差異的限度內，才予以確認。如果暫時性差異是由商譽或不影響會計或應課税溢利的其他資產和負債的初次確認下產生的(不包括企業合併)，該遞延税項資產和負債則不予確認。

在每個資產負債表結算日，對遞延税項資產的賬面價值進行核查，並且在未來不再可能有足夠課税所得以轉回部份或全部遞延税項資產時，按不能轉回的部份扣減遞延税項資產。

遞延税項是以預期於相關資產實現或相關負債清償當期所使用的税率計算。遞延税項會記入收益表，除非其與直接記入權益的項目有關，在這種情況下，遞延税項也會作為權益項目處理。

五 估計不確定因素的主要來源

有關未來的主要假設，以及於結算日有重大風險導致對下個財政年度資產及負債的賬面金額重大調整的估計不確定因素的其他主要來源載列如下。

物業、廠房及設備減值

根據有關之會計政策，本集團每年就物業、廠房及設備是否出現任何減值進行測試。物業、廠房及設備之可收回金額乃按淨售價及使用中價值計算法較高者釐定。該使用中價值計算法須估計未來現金流量，並以適當貼現率計算現值。若實際未來現金流量少於預期，將會產生大量減值虧損。

呆賬準備

當有客觀的證據對應收款減值，本集團作壞賬及呆賬準備。應收款以估計貼現將來現金流量之現值用有效的比率在最初的確認。對每位客戶的現在信譽及過去收款歷史，董事們涉及重大的判斷在評估應收的最終變現。如客戶的財政狀態惡化而引致付款能力損壞，需要額外的準備。

開發成本

研究及開發成本，包括網站／入門網站開發成本，均於產生時計入損益中，惟不包括已清楚界定的項目有關及可合理地肯定能產生未來利益的產品的開發成本，則該開發成本會從該項目作商業營運開始之日起，在該項目的營運期限內遞延及以直線法攤銷。

借貸成本

經購入，建造或生產之合資格資產為取得—段長時間籌作原定用途或銷售而直接產生之借貸成本均資本化為該資產之部份成本。直至該等工作完成為止。用於待定合資格資產之特定借貸所產生之短期投資收入於借貸成本資本化扣除。

其他借貸成本均於產生期間列為支出。

退休福利計劃

界定供款退休計劃及強制性公積金供款計劃中僱主之供款，均於當僱員提供服務享有供款資格時計入支出。

外幣換算

編製個別集團實體之財務報表時，以該實體功能貨幣以外貨幣(外幣)進行交易乃按其功能貨幣(即實體主要經營之經濟環境之貨幣)於交易日期當時之匯率記錄。於各結算日，以外幣列值之貨幣項目以結算當日之匯率重新換算。以外幣歷史成本計算之非貨幣項目不予重新換算。

結算貨幣項目及換算貨幣項目所產生之匯兑差額均於產生期間計入損益內，惟組成本集團海外業務之投資淨額部分之貨幣項目所產生之匯兑差額除外，在此情況下，有關匯兑差額乃於綜合財務報告中確認為股本權益。

就呈列綜合財務報告而言，本集團海外業務之資產及負債均按結算當日匯率換算為本公司之呈列貨幣(即港元)，而有關之收入及支出項目及按年內平均匯率換算，除非期內匯率出現重大波幅，則於此情況下，將採用交易日期之匯率。所產生匯兑差額(如有)均確認為股本權益之獨立部份(匯兑儲備)。有關滙兑差額於該項海外業務出售期間在損益中確認。

税項

税項是當期的應付税項及遞延税項的總額。

取消確認

若從資產收取現金流量之權利已到期，或財務資產已轉讓而本集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產賬面值與已收代價及已直接於股權確認之累計損益總和之差額，將於損益中確認。

就財務負債而言，則於本集團之資產負債表中移除(即於有關合約所指定責任獲解除、註銷或到期時)。取消確認之財務負債賬面值與已付或應付代價之差額於損益中確認。

減值(不包括商譽)

於每一個結算日，本集團審閱有形資產及無形資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回金額少於其所載帳面值，資產所載面值會減少至可收回款額，減值虧損將予即時確認為支出。

倘減值虧損其後逆轉，該資產之賬面值會增加至其可收回金額的重新估計值，惟增加後的賬面值不可超過假設該項資產於過往年度確認為無減值虧損而釐定之面額。減值虧損逆轉將予即時確認為收入。

租賃

租賃分類為融資租賃指將擁有資產之風險及回報絕大部份轉嫁予承租人之租約，而全部其他租賃均列為營運租賃。

本集團為出租人

營運租賃之租金收入乃按相關租賃年期以直線法於收益表確認。於協商及安排營運租賃時引致之初步直接成本計入租賃資產之賬面值，並按租賃年期以直線法確認為支出。

本集團為承租人

根據營運租賃之應付租金乃按相關租賃年期以直線法於收益表扣除。因訂立一營運租賃作為獎勵之已收及應收福利乃以直線法租賃年期確認作租金支出減少。

業主自用的土地租賃權益

租賃土地及樓宇應視乎租賃類別獨立入賬。若租賃款額能可靠地分配為土地或樓宇部份。於土地之租賃權益應重新分類為營運租賃下之預付租賃款項。其成本值列賬及按租約年期以直線法釋放至收益表。

持有至到期投資

非衍生財務資產，有固定或可以確定的支付金額及固定的到期時間，而且本集團管理層有肯定的意向及能力，可以持有直至到期日為止，則列為持有至到期投資。於首次確認後的每一個結算日，持有至到期投資採用實際利率法按攤銷成本減任何已識別減值虧損而列賬。如有客觀證據顯示資產有減值，減值虧損需在損益中確認。減值虧損計算是資產之賬面值及於首次確認後以實際利率將估計未來現金流量折算至現值的差異。倘其後因客觀事件導致投資變現值增加，減值虧損可逆轉，惟增加之帳面值，不得超過假設資產於過往年度並無減值虧損而計算之賬面值。

可供出售之財務資產

可供出售之財務資產為非衍生項目，其須指定為可供出售財務資產或未有劃分為其他類別(載於上文)。於首次確認後各結算日，可供出售財務資產按公允價值計算。公允價值之變動於股本權益確認，直至該財務資產被出售或決定有所減值，屆時過往於股本權益確認之累計盈利或虧損會自股本權益剔除，並在損益中確認。可供出售財務資產之任何減值虧損在損益中確認。可供出售之股權投資之減值虧損將不會於以後期間撥回。

對於沒有在活躍市場上報價且其公允價值不能可靠地計量的可供出售股本投資，此等投資於首次確認後的每一結算日按成本減任何已識別減值虧損計量。當存在客觀證據顯示資產已發生減值，減值虧損在損益中確認，減值虧損的金額按資產的賬面值與按類似的財務資產當時的市場回報率將估計未來現金流量折合的現值兩者之間的差額計量。有關減值虧損不會在其後的期間撥回。

財務負債及股本權益

由集團實體發行之財務負債及股本權益工具按所訂立之合約安排性質，以及財務負債及股本權益工具之定義而分類。

股本權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本集團採用有關財務負債及股本權益之會計政策，載於下文。

財務負債

本集團財務負債包括應付款項、欠附屬公司款、欠聯營公司款、欠少數股東款及借貸，乃採用實際利率法按攤銷成本計算。

股本權益工具

本公司所發行股本權益工具乃按已收取之所得款項減直接發行成本記賬。

收費高速公路經營權之攤銷用以撇除其成本，成本按估計可用營運年期由25年至33年以直線法計算折舊。

當收費高速公路經營權出售或繼續使用該資產不會為將來帶來經濟利益，該項收費高速公路經營權不再確認。因不再確認而得之盈利或虧損，按該項資產的淨出售收入及其賬面值的差額確認收益表內。

存貨

貨品乃指零售、酒店飲食存貨及貿易貨品

貨品乃指零售、酒店飲食存貨及貿易貨品，此等均以成本值或可化現淨值之較低者計算於賬項內。成本包括所有採購成本乃按加權平均數計算。

待出售已建成物業

待出售已建成物業乃按成本值及可化現淨值兩者之較低者計算。成本值包括利息、財務費用、專業費用及其他使該等物業達致可出售狀況之直接成本。可化現淨值之計算是估計售價減直至完成銷售時之一切成本及出售時承擔之費用。

財務工具

倘集團實體成為財務工具合約條文之訂約方，則於資產負債表中確認財務資產及財務負債。財務資產及財務負債首先按公允價值計量。因收購或發行財務資產及財務負債而直接產生之交易成本於首次確認時計入財務資產及財務負債之公允價值或自財務資產及財務負債(如適用)之公允價值扣除。

財務資產

本集團之財務資產分為以下三個類別之一：包括貸款及應收款項、持有至到期投資及可供出售財務資產。所有日常買賣之財務資產於交易日確認及不再確認。日常買賣指須根據市場規則或慣例訂立之時間內交收資產之財務資產買賣。就各類別之財務資產所採納之會計政策載列於下文。

貸款及應收款項

貸款及應收賬款為無活躍市場報價而附帶固定或可釐定付款之非衍生性質財務資產，於首次確認後每一個結算日，貸款及應收款項(包括應收賬款、聯營公司欠款、少數股東欠款、投資公司欠款、銀行定期存款及銀行結存及現金)採用實際利率法攤銷成本，減任何已識別減值虧損列賬。倘客觀證明資產出現減值，則減值虧損會在損益中確認，並按資產賬面值與按原實際利率折讓之估計未來現金流量之現值之差額計算。倘資產可收回金額之增幅能客觀地指出涉及確認減值後所發生之事件，則減值虧損會於以後期間撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

共同控制資產

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

集團出售或分享應佔共同控制資產產品之收入，包括應佔合營項目之費用，乃按可預知從該等交易中流入或流出之經濟效益確認入帳。

持作出售之非流動資產

倘非流動資產及出售集團之賬面值主要透過出售交易(而非持續使用)收回，則有關項目分類為持作出售。於極有可能進行銷售及資產(或出售集團)可按其現況即時出售時，方告達成上述條件。

分類為持作出售之非流動資產(及出售集團)按資產(出售集團)過往之賬面值與公允價值扣除出售費用之較低者計算。

投資物業

投資物業於首次確認時按成本(包括所有有關的直接支出)計量。於首次確認後，投資物業按公允價值模式入賬。投資物業之公允價值變動所產生的盈利或虧損直接確認有關收益表產生期內之損益。

投資物業當出售時或投資物業當用途出現永久減退或該出售預期不會產生任何日後經濟利益解除確認。不再確認資產所產生之盈利或虧損(該項目出售所得淨款項及資產之賬面金額之差額計算)於不再確認項目時已計入該年度／該期間之收益表內。

物業、廠房及設備

物業、廠房及設備不包括施工中之物業，乃按成本值減累計折舊、攤銷及減值虧損入賬。

除施工中之物業外，物業、廠房及設備之折舊及攤銷用以撇除其成本，成本按估計可用年數並考慮其估計剩除價值以直線法計算折舊。

當物業、機器及設備出售或繼續使用該資產不會為將來帶來經濟利益，該項物業、機器及設備不再確認。因不再確認而得之盈利或虧損(按該項資產的淨出售收入及其賬面的差額計算)於該年度／該期間之收益表入賬。

收費高速公路經營權

收費高速公路經營權乃按成本值減累計攤銷及減值虧損入賬。

由買家在此階段前收到的款項記錄作預售樓宇訂金在流動負債。

營運租約之固定租金收入乃按其租約期限以直線方法入賬。於協商及安排營運租賃時引致之初步成本計入租賃資產之賬面值，並按租賃年期以直線法確認為支出。取決於某一特定因素而非時間長短之或然租金收入，於集團根據合約條款有權收取獲確定時始入賬。

零售之銷貨收入於貨物送出及貨物之擁有權移交客戶後始入賬。

源自財務資產產生之利息收入乃採用有關主要結存本金及應用實際息率，以應計時間基準確認。根據該等息率按財務資產之可使用年期估計之未來現金收入對應該等資產之淨賬面值。

投資項目之收入及股息收入於收取股息之權利獲確定時始入賬。

酒店、飲食及管理服務收入在所得之收益及提供該等服務後始入賬。

保安服務／顧問服務之收入及佣金收入來源自提供有關服務時確認。

通行費收入以現金於收取時予以確認。

自客戶使用數據中心服務所產生的收入，在各自的租賃期內按直線法確認為收入。

來自提供網絡服務之收入乃於提供服務時確認。

聯營公司權益

聯營公司是指本集團或本公司對其有重大影響，但不是附屬公司或聯合控制其管理層的實體。

聯營公司之業績及資產負債，均以權益會計法列入該等財務報表內。根據權益法，於聯營公司之投資均按成本於綜合資產負債表內列賬，並就本集團應佔聯營公司之盈虧及權益變動之收購後變動減任何已識別減值虧損作出調整。倘若本集團應佔聯營公司之虧損，相等於或超過其於該聯營公司之權益(包括本集團投資聯營公司淨額內任何長期權益)，則本集團不再確認其應佔之其他虧損。倘若本集團已產生法律或推定責任或代表聯營公司支付款項，則額外應佔之虧損方會提取撥備，而負債方會予以確認。

倘若本集團與聯營公司進行集團實體交易時，溢利及虧損將按本集團於相關聯營公司之權益而對銷。

為進行減值評估，商譽會被分配到本集團因收購而產生協同效益之現金產生單元。被分配商譽之現金產生單元需於每一年度內進行評估，或如有跡像顯示減值則更頻密地進行測試。如現金產生單元之可收回金額低於其賬面值，減值虧損會首先被分配以減少該單元獲分配之任何商譽之賬面值。其後之減值虧損將根據該單元每項資產之賬面值按比例分配到該單元之其他資產。就商譽所確認之減值虧損不會於隨後期間回撥。

由於收購聯營公司產生之商譽已包括於聯營公司權益之賬面淨值內，而非個別性於財務報表內確認，便會按照香港會計準則第三十六號「資產減值」，對整體聯營公司權益之賬面淨值進行減值測試，而並非對商譽之減值作個別進行測試。 測試之進行乃按比較可收回金額(按使用中價值與公允價值扣除出售成本較高者計算)及賬面淨值計算法釐訂。於釐訂權益之使用中價值時，本集團估計：(甲)應佔聯營公司所產生之未來現金流量現值，包括聯營公司產生營運業務現金流量及出售最終權益之收入，或(乙)預計由應收聯營公司股息及出售最終權益所產生之未來現金流量現值。

於出售附屬公司或聯營公司時，應佔商譽資本化額將計入出售附屬公司或聯營公司之溢利或虧損內。

收購者所佔被收購者可辨認資產、負債及或然負債之公允淨值超逾成本值的差額(過往稱為收購折讓)

於協議日期為二零零五年一月一日或之後收購附屬公司或聯營公司所產生之收購折讓，是指應佔被收購者之可識別資產、負債及或然負債之公允價值淨額高出業務合併成本之差額。收購折讓即時確認為損益。因收購聯營公司所產生之收購折讓乃計入用作釐定收購投資期間投資者應佔聯營公司業績之收入。

誠如上文附註二所解釋，於二零零五年七月一日，所有從收購聯營公司所產生之收購折讓已不予確認，而本集團之保留溢利已作出相應調整。

收入之確認

收入以已收代價或應收賬款之公允價值計量及代表日常業務所提供的貨物及服務之淨金額。

出售已建成物業所得之收益按以下準則：

- 物業之重要風險及回報已轉移買家；
- 物業之持續管理及有效的控制已不需要保留；
- 收益的金額能夠可靠地量度；
- 交易的經濟利益很可能流向集團；及
- 交易的成本能可靠地量度；

年內收購或出售之附屬公司業績分別由收購之生效日期起綜合計算，或綜合計算至出售之生效日期止(視乎情況而定)，有關業績乃載於綜合收益表內。

有需要時，調整附屬公司之財務報告以使會計政策與集團其他公司一致。

集團內公司間之所有重大交易，結餘，收入及費用均於綜合時對銷。

少數股東在附屬公司之淨資產與集團之權益分開呈列。少數股東權益包括業務合併日之應佔淨資產數額及自合併日後少數股東應佔權益之變動。倘少數股東所佔之虧損超越少數股東於附屬公司應佔之股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司之虧損，否則該虧損餘額應由集團承擔。

收購一間附屬公司的額外權益

當本集團增加其於一間已由本公司控制實體的權益時，由該項收購產生的商譽指收購額外權益的代價及應佔附屬公司淨資產賬面值增加之間的差額。

商譽

於二零零五年一月一日前，商譽乃指收購附屬公司或聯營公司時，其收購價高於在收購日集團所佔在該等公司可確認資產及負債之公允價值之差額。

於二零零一年七月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽進一步減值時才計算入保留溢利內。

於二零零一年七月一日後及協議日期為二零零四年十二月三十一日前，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。因收購聯營公司時所產生之商譽乃包括在所佔聯營公司權益之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於無形資產內。

於二零零一年一月一日以後收購附屬公司或聯營公司所確認為資產的商譽，本集團由二零零五年一月一日起已不再攤銷該商譽，此收購附屬公司所產生的商譽每年進行減值評估，如有跡像顯示商譽有關的現金產生單元可能減值，收購聯營公司產生之商譽已包括於聯營公司權益之賬面淨值內及評估減值在投資內。

於二零零五年一月一日或之後簽訂的協議而產生自收購之商譽(乃指其收購價超逾在收購日集團所佔可辨認資產，負債及或然負債之公允淨值差額)最初按成本值確認為資產，隨後按成本值扣除減值虧損列賬。

於二零零三年七月一日對本集團權益因採納新香港財務報告準則之財務上影響概述如下：

於二零零三年七月一日

		影響						
	原先列報	會計實務準則第十二號	香港會計準則第一號	香港會計準則第十六號及第十七號	香港會計準則第四十號	香港會計準則詮釋第二十一號	香港詮釋第一號	重列
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
		(附註3)	*(附註2)*	*(附註2)*	*(附註1)*	*(附註1)*	*(附註1)*	
物業重估儲備	1,826.4	(11.0)	–	(1,280.0)	(535.4)	–	–	–
保留溢利	10,768.8	(379.6)	–	(27.2)	535.4	(697.4)	(44.2)	10,155.8
少數股東權益	–	–	803.4	–	–	(8.0)	(68.9)	726.5
對權益之總影響		(390.6)	803.4	(1,307.2)	–	(705.4)	(113.1)	
少數股東權益	809.8	(6.4)	(803.4)	–	–	–	–	–

註：

1. 本集團已採納該等新增或修訂準則及詮釋編製截至二零零五年六月三十日止年度綜合財務報表(但並未就本集團截至二零零四年六月三十日止年度經審核綜合財務報表作出調整)。就本會計師報告，本集團截至二零零四年六月三十日止年度經審核綜合財務報表亦作出追溯調整以反映會計政策改變。

2. 本集團已採納該等新增或修訂準則編製截至二零零六年六月三十日止年度綜合財務報表(但並未就本集團截至二零零四年六月三十日及二零零五年六月三十日止年度經審核綜合財務報表作出調整)。就本會計師報告，本集團截至二零零四年六月三十日及二零零五年六月三十日止年度經審核綜合財務報表亦作出追溯調整以反映會計政策改變。

3. 於相關年度因採納新增或修訂準則而作出此等調整，並對截至二零零六年六月三十日止三個年度之經審核綜合財務報表各自作出調整。

四　重要會計政策

除了若干物業及財務工具是以公允價值列賬外(已解釋於下列之會計政策內)，本財務資料是按歷史成本為基礎編製。

本財務資料是根據以下主要會計政策編製及符合香港會計師公會頒佈之香港財務報告準則編製。

主要會計政策應用如下：

綜合基準

綜合財務報表包括本公司及本公司所控制之個體(包括特別目的實體)(附屬公司)。本公司有權監管該個體之財務及經營政策，藉此從其業務中得益。這些附屬公司便會被視為受本公司控制。

載於附註2之會計政策之變更對資產負債表項目之累積影響概述如下：

於二零零四年六月三十日

		影響					
	原先列報 *港幣百萬元*	香港會計準則第一號 *港幣百萬元* *(附註2)*	香港會計準則第十六號及第十七號 *港幣百萬元* *(附註2)*	香港會計準則第四十號 *港幣百萬元* *(附註1)*	香港會計準則詮釋第二十一號 *港幣百萬元* *(附註1)*	香港詮釋第一號 *港幣百萬元* *(附註1)*	重列 *港幣百萬元*
物業、廠房及設備	1,355.4	–	(561.7)	–	–	(70.8)	722.9
收費高速公路經營權	626.2	–	–	–	–	(30.0)	596.2
預付租賃款項	–	–	83.9	–	–	–	83.9
聯營公司權益	13,501.6	–	(851.2)	–	(362.2)	–	12,288.2
遞延税項負債	(70.2)	–	10.2	–	(399.0)	23.1	(435.9)
對資產及負債之總影響		–	(1,318.8)	–	(761.2)	(77.7)	
物業重估儲備	2,185.7	–	(1,294.0)	(891.7)	–	–	–
保留溢利	11,565.9	–	(24.8)	891.7	(753.0)	(39.7)	11,640.1
少數股東權益	–	802.0	–	–	(8.2)	(38.0)	755.8
對權益之總影響		802.0	(1,318.8)	–	(761.2)	(77.7)	
少數股東權益	802.0	(802.0)	–	–	–	–	–

於二零零五年六月三十日及七月一日

		影響			影響		
	於二零零五年六月三十日原先列報 *港幣百萬元*	香港會計準則第一號 *港幣百萬元* *(附註2)*	香港會計準則第十六號及第十七號 *港幣百萬元* *(附註2)*	於二零零五年六月三十日(重列) *港幣百萬元*	香港會計準則第三十九號 *港幣百萬元* *(附註2)*	香港財務報告準則第三號 *港幣百萬元* *(附註2)*	於二零零五年七月一日重列 *港幣百萬元*
物業、廠房及設備	1,274.0	–	(588.3)	685.7	–	–	685.7
預付租賃款項	–	–	82.3	82.3	–	–	82.3
聯營公司權益	14,556.8	–	(841.2)	13,715.6	–	118.9	13,834.5
證券投資	241.6	–	–	241.6	(241.6)	–	–
持有至到期投資	–	–	–	–	11.5	–	11.5
可供出售之投資	–	–	–	–	230.1	–	230.1
遞延税項負債	(565.8)	–	11.1	(554.7)	–	–	(554.7)
對資產及負債之總影響		–	(1,336.1)		–	118.9	
物業重估儲備	1,313.8	–	(1,313.8)	–	–	–	–
保留溢利	14,381.2	–	(22.3)	14,358.9	–	118.9	14,477.8
少數股東權益	–	744.8	–	744.8	–	–	744.8
對權益之總影響		744.8	(1,336.1)		–	118.9	
少數股東權益	744.8	(744.8)	–	–	–	–	–

截止二零零六年六月三十日止年度

	香港會計準則第十六號及第十七號 *港幣百萬元* *(附註3)*	香港財務報告準則第三號 *港幣百萬元* *(附註3)*	合計 *港幣百萬元*
增加行政費用	(8.5)	–	(8.5)
增加應佔聯營公司業績	10.4	–	10.4
減少商譽攤銷	–	74.1	74.1
減少收購折讓釋放至收益	–	(6.3)	(6.3)
減少稅項	0.8	–	0.8
增加溢利	2.7	67.8	70.5

截至二零零五年十二月三十一日止六個月(未經審核)

	香港會計準則第十六號及第十七號 *港幣百萬元*	香港財務報告準則第三號 *港幣百萬元*	合計 *港幣百萬元*
增加行政費用	(4.2)	–	(4.2)
增加應佔聯營公司業績	5.1	(0.7)	4.4
減少商譽攤銷	–	30.4	30.4
減少收購折讓釋放至收益	–	(4.3)	(4.3)
減少稅項	0.4	–	0.4
增加溢利	1.3	25.4	26.7

(ii) 收益表項目

截至二零零四年六月三十日止年度

	會計實務準則第十二號 港幣百萬元 (附註3)	香港會計準則第十六號及第十七號 港幣百萬元 (附註2)	香港會計準則第四十號 港幣百萬元 (附註1)	香港會計準則詮釋第二十一號 港幣百萬元 (附註1)	香港詮釋第一號 港幣百萬元 (附註1)	合計 港幣百萬元
增加直接成本	–	–	–	–	(21.3)	(21.3)
(增加)減少行政費用	–	(8.6)	–	–	53.3	44.7
增加投資物業之公允價值收益	–	–	160.9	–	–	160.9
(減少)增加應佔聯營公司業績	(20.7)	10.0	195.5	(33.0)	–	151.8
(增加)減少稅項	(22.4)	0.9	–	(22.7)	3.4	(40.8)
(減少)增加溢利	(43.1)	2.3	356.4	(55.7)	35.4	295.3
應佔：						
本公司股東	(32.8)	2.3	356.4	(55.7)	4.6	274.8
少數股東權益	(10.3)	–	–	–	30.8	20.5
	(43.1)	2.3	356.4	(55.7)	35.4	295.3

截至二零零五年六月三十日止年度

	香港會計準則第十六號及第十七號 港幣百萬元 (附註2)	香港會計準則第四十號 港幣百萬元 (附註3)	香港會計準則詮釋第二十一號 港幣百萬元 (附註3)	香港詮釋第一號 港幣百萬元 (附註3)	合計 港幣百萬元
增加直接成本	–	–	–	(19.4)	(19.4)
增加行政費用	(8.4)	–	–	–	(8.4)
增加投資物業之公允價值收益	–	890.3	–	–	890.3
增加(減少)應佔聯營公司業績	10.0	635.2	(111.7)	–	533.5
減少(增加)稅項	0.9	–	(117.7)	2.9	(113.9)
增加(減少)溢利	2.5	1,525.5	(229.4)	(16.5)	1,282.1
應佔：					
本公司股東	2.5	1,525.5	(229.4)	(7.9)	1,290.7
少數股東權益	–	–	–	(8.6)	(8.6)
	2.5	1,525.5	(229.4)	(16.5)	1,282.1

截至二零零五年六月三十日止年度

	香港會計準則第十六號及第十七號 港幣百萬元 (附註2)	香港會計準則第四十號 港幣百萬元 (附註3)	香港會計準則詮釋第二十一號 港幣百萬元 (附註3)	香港詮釋第一號 港幣百萬元 (附註3)	合計 港幣百萬元
增加折舊及攤銷	(8.4)	–	–	(19.4)	(27.8)
增加投資物業之公允價值收益	–	890.3	–	–	890.3
增加應佔聯營公司業績	10.0	635.2	–	–	645.2
增加應佔聯營公司税項	–	–	(111.7)	–	(111.7)
減少(增加)遞延税項	0.9	–	(117.7)	2.9	(113.9)
增加(減少)溢利	2.5	1,525.5	(229.4)	(16.5)	1,282.1
應佔：					
本公司股東	2.5	1,525.5	(229.4)	(7.9)	1,290.7
少數股東權益	–	–	–	(8.6)	(8.6)
	2.5	1,525.5	(229.4)	(16.5)	1,282.1

截至二零零六年六月三十日止年度

	香港會計準則第十六號及第十七號 港幣百萬元 (附註3)	香港財務報告準則第三號 港幣百萬元 (附註3)	合計 港幣百萬元
增加折舊及攤銷	(8.5)	–	(8.5)
增加應佔聯營公司業績	10.4	–	10.4
減少商譽攤銷	–	74.1	74.1
減少收購折讓釋放至收益	–	(6.3)	(6.3)
減少遞延税項	0.8	–	0.8
增加溢利	2.7	67.8	70.5

截至二零零五年十二月三十一日止六個月(未經審核)

	香港會計準則第十六號及第十七號 港幣百萬元	香港財務報告準則第三號 港幣百萬元	合計 港幣百萬元
增加折舊及攤銷	(4.2)	–	(4.2)
增加應佔聯營公司業績	5.1	(0.7)	4.4
減少商譽攤銷	–	30.4	30.4
減少收購折讓釋放至收益	–	(4.3)	(4.3)
減少遞延税項	0.4	–	0.4
增加溢利	1.3	25.4	26.7

三　**總結改變會計政策之影響**

有關期間及截至二零零五年十二月三十一日止六個月就附註二描述改變會計政策影響之結果如下：

(i)　**業績**

截至二零零四年六月三十日止年度

	會計實務準則第十二號 港幣百萬元 (附註3)	香港會計準則第十六及十七號 港幣百萬元 (附註2)	香港會計準則第四十號 港幣百萬元 (附註1)	香港會計準則詮釋第二十一號 港幣百萬元 (附註1)	香港詮釋第一號 港幣百萬元 (附註1)	合計 港幣百萬元
增加折舊及攤銷	–	(8.6)	–	–	(21.3)	(29.9)
減少物業、廠房及設備減值	–	–	–	–	53.3	53.3
增加投資物業之公允價值收益	–	–	160.9	–	–	160.9
(減少)增加應佔聯營公司業績	(20.7)	10.0	195.5	(33.0)	–	151.8
(增加)減少遞延稅項	(22.4)	0.9	–	(22.7)	3.4	(40.8)
(減少)增加溢利	(43.1)	2.3	356.4	(55.7)	35.4	295.3
應佔：						
本公司股東	(32.8)	2.3	356.4	(55.7)	4.6	274.8
少數股東權益	(10.3)	–	–	–	30.8	20.5
	(43.1)	2.3	356.4	(55.7)	35.4	295.3

債務與股本證券以外之財務資產及財務負債

由二零零五年七月一日起，本集團已就債務及股本證券以外的財務資產及財務負債(以往不屬於會計實務準則第二十四號範圍)按照香港會計準則第三十九號的規定進行分類及計量。如前所述，香港會計準則第三十九號將財務資產分類為「於損益賬按公允價值處理的財務資產」、「可供出售財務資產」、「貸款及應收款項」及「持有至到期財務資產」。財務負債基本上分類為「於損益賬按公允價值處理的財務負債」或「於損益賬按公允價值處理的財務負債以外之其他財務負債(其他財務負債)」。財務負債按公允價值計算，而公允價值變動直接於損益中確認。其他財務負債於首次確認後以實際利率法按攤銷成本入賬。

應用香港會計準則第三十九號對截至二零零六年六月三十日止年度業績並沒有重大影響。

聯營公司權益

由二零零五年七月一日起，本集團之聯營公司應用香港會計師公會頒佈之新香港財務報告準則，該等準則於二零零五年一月一日或之後開始之會計期間生效。若干準則要求追溯應用。(財務影響載於附註三)。

截至二零零六年十二月三十一日止六個月

本集團首次採納香港會計師公會頒佈多項新準則、修訂及詮釋，該等準則由二零零五年十二月一日，二零零六年一日一日，二零零六年三月一日，二零零六年五月一日或二零零六年六月一日或之後開始之會計期間生效。應用新準則、修訂及詮譯對本期或過往會計期間業績之編製及呈列方式並無構成重大影響，因此無需作出前期調整。

本集團並無提早應用下列已頒佈但尚未生效之新準則、修訂及詮釋。本集團預計該等已頒佈之新準則、修訂及詮釋對本集團之財務資料並無重大影響。

香港會計準則第一號(經修訂)	資本披露[1]
香港財務報告準則第七號	財務工具：披露[1]
香港財務報告準則第八號	營運分部[2]
香港(國際財務報告解釋委員會)－詮釋第十號	中期財務報告及減值[3]
香港(國際財務報告解釋委員會)－詮釋第十一號	香港財務報告準則第二號：集團及國庫證券交易[4]
香港(國際財務報告解釋委員會)－詮釋第十二號	服務經營權安排[5]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零九年一月一日或之後開始之年度期間生效。
[3] 於二零零六年十一月一日或之後開始之年度期間生效。
[4] 於二零零七年三月一日或之後開始之年度期間生效。
[5] 於二零零八年一月一日或之後開始之年度期間生效。

本集團就採納香港會計準則第十六號，本集團已檢討酒店物業之剩餘價值而對酒店物業作出折舊準備。此等變動為會計政策變動並按照香港會計準則第八號「會計政策、會計估計之變動及誤差」處理。有關酒店物業之遞延税項經已重列。(財務影響載於附註三)。

業主自用的土地租賃權益

截至二零零六年六月三十日止年度以前，業主自用的租賃土地及樓宇乃計入物業、廠房及設備以成本值模式計量，及待發展物業均按照集團成本值減除在適當情形下之減值虧損準備後計算。由二零零五年七月一日起，本集團已採納香港會計準則第十七號「租賃」。根據香港會計準則第十七號，土地及樓宇租賃之土地及樓宇應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概視為財務租賃。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地的租賃權益應重新分類為營運租賃下之預付租賃款項，以成本入賬並按租賃期作直線法攤銷。此會計政策變動以追溯方式應用(財務影響載於附註三)。

財務工具

由二零零五年七月一日起，本集團已應用香港會計準則第三十二號「財務工具：披露及呈列」及香港會計準則第三十九號「財務工具：確認及計量」。香港會計準則第三十二號規定作追溯應用。採納香港會計準則第三十二號對本集團財務報表內財務工具之呈報並無造成重大影響。香港會計準則第三十九號，於二零零五年一月一日或之後開始的會計期間生效，基本上不容許對財務資產及負債進行追溯性的確認、解除確認或計量。因實行香港會計準則第三十九號而產生的主要影響概述如下：

財務資產及財務負債的分類及計量

本集團已就香港會計準則第三十九號所界定之分類及計量在財務資產及財務負債範圍內，應用有關香港會計準則第三十九號之過渡性條文。

由二零零五年六月三十日起，本集團根據會計實務準則第二十四號「投資證券」之基準處理方式將其債務及股本證券分類及計算。根據會計實務準則第二十四號，債務或股本證券投資乃列作「投資證券」、「其他投資」或「持有至到期投資」，以適合者為準。「投資證券」乃按成本減減值虧損(如有)計算，「其他投資」乃按公允價值計算，而未實現盈利或虧損則計入損益。持有至到期投資乃按攤銷成本減減值虧損(如有)計算。由二零零五年七月一日起，本集團將按香港會計準則第三十九號將債務及股本證券分類及計量。根據該準則，財務資產分類為「於損益賬按公允價值處理的財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持有至到期財務資產」。「於損益賬按公允價值處理的財務資產」及「可供出售財務資產」以公允價值列賬，公允價值的變動分別在損益及權益中確認。在任何活躍市場並無市場報價及無法可靠地計量公允價值之可供出售股本投資，於首次確認後按成本值減減值計量。「貸款及應收款項」及「持有至到期財務資產」於首次確認後採用實際利率法按攤銷成本計量。(財務影響載於附註三)。

採納新香港財務報告準則導致集團於以下範疇之會計政策出現變動，並影響有關期間業績之編製及呈列：

企業合併

由二零零五年七月一日起，本集團已應用香港財務報告準則第三號「企業合併」之過渡性條文，該準則適用於協議訂立日期為二零零五年一月一日以前之企業合併所收購之商譽。應用香港財務報告準則第三號之過渡性條文對本集團構成之主要影響概述如下：

商譽

於過往年度，於二零零五年一月一日以前收購聯營公司時所產生之商譽已撥充為資產及估計可使用年期內攤銷。本集團已應用香港財務報告準則第三號之有關過渡性條文。就過往包括於投資聯營公司權益內之商譽總數於二零零五年六月三十日為港幣十二億七千二百二十萬元，本集團繼續攤銷該商譽至二零零五年六月三十日及二零零五年七月一日起已不再攤銷該商譽。於二零零五年一月一日後收購所產生之商譽會在初步確認後，按成本扣除累積減值虧損(如有)計算。由於此會計政策之變動，截至二零零六年六月三十日止年度內並無扣除任何商譽攤銷。比較數字並無重列(財務影響載於附註三)。

收購折讓(前「負商譽」)

根據香港財務報告準則第三號，如本集團應佔被收購者之可識別資產、負債及或然負債之公允價值淨額之權益超出收購成本之數額，會在進行收購之期間即時確認為溢利或虧損。於過往年度，於二零零五年一月一日以前收購時所產生之負商譽呈列為資產之減值，並根據該結餘產生之情況分析撥回至收入。本集團已應用香港財務報告準則第三號之有關過渡性條文，有關以往負商譽呈列為投資聯營公司權益之減值於二零零五年七月一日已解除確認總數為港幣一億一千八百九十萬元，並於二零零五年七月一日之保留溢利相應增加。(財務影響載於附註三)。

持作出售非流動資產及已終止業務

香港財務報告準則第五號「持作出售非流動資產及已終止業務」規定，如非流動資產及出售集團之賬面值主要可透過出售交易而非持續使用而收回，非流動資產及出售集團則被分類為持作出售，是項條件僅於出售極有可能進行及資產(或出售集團)可以現狀供即時出售。

非流動資產(及出售集團)分類為持作出售，並以其先前之賬面值與公允價值減出售成本之較低者計算。

香港財務報告準則第五號之過渡條文規定已預期獲應用。因此，截至二零零六年六月三十日止年度集團綜合資產負債表內之過往年度分類數額，包括出售集團列為持作出售之非流動資產或資產及負債，不得作出重新分類或重列。部份附屬公司之資產及負債(符合持作出售非流動資產之定義者)因此於截至二零零六年六月三十日止年度被列為持作出售資產及負債。

酒店物業

截至二零零六年六月三十日止年度以前，本集團之酒店物業以重估值列賬，租期超過20年之酒店物業不作折舊準備。由二零零五年七月一日起，本集團採納香港會計準則第十六號「物業、機器及設備」。香港會計準則第十六號規定酒店物業之剩餘價值按集團目前假設酒店物業已達其估計可使用年期終結時之樓齡和狀況下出售，扣除估計出售成本後所得款項計量。

根據香港財務報告準則第三號之過渡條例，本集團將由二零零五年一月一日或以後首個財政年度(即截至二零零六年六月三十日止年度)開始應用已修定之商譽會計政策。

香港詮釋第一號適合基建設施之會計政策

採納香港詮釋第一號之影響主要與基建設施攤銷或折舊方法有關，尤其是通行費公路。截至二零零五年六月三十日止年度以前，本集團是按償債基金法計算收費高速公路經營權及橋樑之折舊。

採納香港詮釋第一號，本集團是按直線法計算收費高速公路經營權之攤銷及橋樑之折舊。基於香港詮釋第一號解釋並無任何特定過渡安排之規定，經修訂會計政策以追溯方式應用(財務影響載於附註三)。

香港會計準則第四十號投資物業

截至二零零五年六月三十日止年度以前，投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入物業重估儲備或自該儲備中扣除，除非該儲備之結餘不足以彌補重估值減少，在此情況下，超出物業重估儲備結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。在出售投資物業時，該物業應佔之物業重估儲備結餘將撥入收益表內。投資物業契約之尚餘期限若不少於20年，則不予折舊。

香港會計準則第四十號提倡成本模式及公允價值模式去測量投資物業。在公允價值模式下，香港會計準則第四十號要求期間公允價值產生之改變，須直接在收益表確認。本集團在投資物業上已追溯地選用公允價值模式及應用香港會計準則第四十號(財務影響載於附註三)。

香港會計準則詮釋第二十一號所得稅－已重估不可折舊資產的收回

二零零五年六月三十日止年度以前，根據以往詮釋，重估投資物業而產生的遞延税項乃根據有關物業透過出售以收回賬面值的税務影響作出評估。

本集團已採納香港會計準則詮釋第二十一號，由於此項詮釋刪除投資物業透過出售以收回賬面值的假定，因此投資物業的遞延税項現根據本集團預期於每一結算日收回有關物業賬面值的方式的税務影響作出評估。香港會計準則詮釋第二十一號缺乏任何具體過渡條文，所以本集團追溯應用此項會計政策的轉變。(財務影響載於附註三)。

截至二零零六年六月三十日止年度

由二零零五年七月一日起，本集團首次採納香港會計師公會頒佈多項新訂之準則、修訂及詮釋(於本文統稱「新香港財務報告準則」)，該等準則由二零零五年一月一日或之後開始之會計期間生效。在二零零五年，本集團已提早採納香港會計準則第四十號及香港會計準則詮釋第二十一號。應用新香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方式有所改變。尤其是少數股東權益及應佔聯營公司之税項之呈列方式有所變動。此等呈列方式之變動已追溯應用。

財務資料附註

一 簡介

本公司為香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司之直接控股公司Kingslee S.A.為巴拿馬共和國註冊成立之私人有限責任公司。本公司中介控股公司恒基兆業地產有限公司乃於香港註冊成立之公眾有限公司，其股份於聯交所上市。本公司之最終控股公司恒基兆業有限公司乃於香港註冊成立之私人有限責任公司。

本公司於有關期間乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

本公司註冊辦事處及主要營業地點之地址為香港中環金融街八號國際金融中心二期七十二樓至七十六樓。

財務資料以港幣呈列，與本公司之功能貨幣相同。惟於中國內地(「中國」)經營之附屬公司之功能貨幣為人民幣。

二 採納香港財務報告準則

截至二零零四年六月三十日止年度

本集團採納了香港會計師公會頒佈之會計實務準則第十二號(經修訂)「所得稅」。

實施會計實務準則第十二號(經修訂)之影響主要與遞延稅項有關。截至二零零四年六月三十日止年度以前，遞延稅項乃按「損益表負債法」作出部分撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第十二號(經修訂)要求採用「資產負債表負債法」，即就財務報告中資產及負債之賬面值與計算應課稅溢利所用相應稅基間之所有暫時差異(除極少數情況例外)確認作遞延稅項。基於會計實務準則第十二號(經修訂)並無任何特定過渡安排之規定，經修訂會計政策以追溯方式應用(財務影響載於附註三)。

截至二零零五年六月三十日止年度

本集團已採納香港財務報告準則第三號「企業合併」，該準則適用於協議日期為二零零五年一月一日或之後之企業合併；及自二零零四年十月一日開始生效香港詮釋第一號「適合基建設施之會計政策」。除此之外，本集團已提早採納香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得稅－已重估不可折舊資產的收回」。

香港財務報告準則第三號，香港詮釋第一號，香港會計準則第四十號及香港會計準則詮釋第二十一號對於本集團之主要影響總結如下：

香港財務報告準則第三號企業合併

本集團已採納香港財務報告準則第三號於協議日期為二零零五年一月一日或以後之企業合併。本集團已應用香港財務報告準則第三號在二零零五年一月購入兆堅建業有限公司之剩餘權益及截至二零零五年六月三十日止年度內購入若干聯營公司之部份權益之交易。採納香港財務報告準則第三號後，截至二零零五年六月三十日止年度及以後期間並無因以上交易產生商譽於綜合收益表內攤銷。

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(重列)	*(重列)*		*(未經審核)*	
投資活動					
聯營公司及可供出售之投資／證券投資股息收入	885.0	938.2	901.9	325.9	335.6
利息收入	34.4	53.5	123.8	54.6	113.3
購買投資物業	(1.2)	(0.1)	–	–	(92.5)
購買物業、廠房及設備	(19.2)	(22.8)	(28.4)	(18.4)	(28.4)
購入附屬公司部份權益款	–	(50.9)	(252.5)	(252.5)	–
購入聯營公司部份權益款	–	(23.7)	(814.6)	–	(16.1)
購入證券投資款	–	(0.4)	–	–	–
購入可供出售之投資款	–	–	(1.0)	(0.3)	–
出售物業、廠房及設備收入	6.6	0.2	0.2	0.1	0.5
出售證券投資收入	804.4	40.8	–	–	–
(增加)／減少投資公司欠款	–	(0.1)	1.0	1.0	–
(增加)／減少聯營公司欠款	(0.6)	85.4	(4.1)	(1.9)	(3.8)
(增加)／減少少數股東欠款	(5.3)	3.6	(9.9)	–	(36.1)
出售附屬公司淨現金(減少)／增加(附註卅七)	(0.1)	0.1	–	–	38.8
投資活動產生／(所用)之現金淨額	1,704.0	1,023.8	(83.6)	108.5	311.3
融資活動					
派發股息予股東	(619.8)	(704.2)	(818.8)	(422.4)	(456.6)
派發股息予少數股東	(66.4)	(33.4)	(57.7)	(7.8)	(15.5)
(償還)／借入同母系附屬公司借款	(127.3)	228.9	(180.9)	(215.0)	(72.7)
(償還)／借入少數股東款	(10.5)	(4.0)	(8.9)	(2.9)	178.6
(償還)／借入聯營公司款	(0.2)	2.5	(1.7)	(1.6)	(0.8)
償還投資公司款	(4.1)	–	–	–	–
發行股份予少數股東	2.3	–	–	–	–
發行股份已扣除費用	–	–	3,103.1	–	–
借入銀行新借款及其他新借款	6.1	–	33.6	5.6	–
償還銀行借款及其他借款	(287.4)	(53.0)	(9.4)	(9.4)	(190.9)
融資(所用)／產生之現金淨額	(1,107.3)	(563.2)	2,059.3	(653.5)	(557.9)
現金及現金等值之增加／(減少)	1,057.1	931.7	2,380.8	(334.8)	(111.7)
現金及現金等值於年初／期初結存	757.4	1,814.5	2,746.2	2,746.2	5,127.0
外幣兑換率改變之影響	–	–	–	–	7.2
現金及現金等值於年終／期終結存	1,814.5	2,746.2	5,127.0	2,411.4	5,022.5
現金及現金等值結餘分析					
銀行結存及現金	1,843.6	2,780.0	5,156.8	2,450.9	5,023.6
屬於出售集團之銀行結存及現金	–	–	0.5	–	1.3
銀行透支	(29.1)	(33.8)	(30.3)	(39.5)	(2.4)
	1,814.5	2,746.2	5,127.0	2,411.4	5,022.5

綜合現金流量表

	截至六月三十日止年度			截至十二月三十一日止六個月	
	2004	2005	2006	2005	2006
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(重列)	*(重列)*		*(未經審核)*	
營運業務					
除税項前溢利	2,336.3	3,774.4	3,880.0	1,906.8	2,048.5
調整項目：					
商譽攤銷	59.6	74.1	–	–	–
收費高速公路經營權攤銷	34.7	34.7	15.6	17.3	5.1
折舊	57.3	57.7	53.1	26.5	17.3
投資股息收入	(19.1)	(10.1)	(6.7)	(1.0)	(1.0)
投資物業之公允價值收益	(160.9)	(890.3)	(1,014.9)	(674.6)	(219.3)
財務費用	16.2	13.0	10.0	6.1	2.1
應收賬項減值	3.3	5.7	1.3	0.8	0.7
增加附屬公司部份權益產生之商譽減值	–	–	161.8	161.8	–
可供出售之投資減值	–	–	0.3	–	–
物業、廠房及設備減值	0.4	–	4.5	–	–
利息收入	(28.9)	(52.8)	(124.2)	(54.4)	(114.8)
出售／撇除物業、廠房及設備之(溢利)虧損	(76.1)	2.1	7.8	–	17.4
出售附屬公司溢利	–	–	–	–	(4.7)
出售證券投資溢利	(61.9)	–	–	–	–
負商譽／收購折讓釋放至收益	(9.0)	(6.3)	–	–	–
釋放預付租賃款項	1.7	1.7	1.7	0.8	0.7
待發展物業減值撥回	(0.4)	–	–	–	–
應佔聯營公司業績	(1,522.3)	(2,392.1)	(2,489.1)	(1,094.6)	(1,516.4)
持有未實現盈利之證券投資	(48.9)	(26.0)	–	–	–
待出售已建成物業減值撥回	(17.3)	–	(19.5)	(14.2)	–
未實現匯兑虧損	–	–	–	–	20.7
營運資本變動前之營運現金流量	564.7	585.8	481.7	281.3	256.3
存貨之(增加)／減少	(0.9)	(2.6)	(4.2)	(8.0)	16.0
減少待出售已建成物業	2.6	0.5	2.4	2.4	18.3
(增加)／減少應收賬款、按金及預付費用	(10.5)	(92.7)	90.0	46.1	(58.7)
(減少)／增加應付賬項及應付費用	(28.4)	57.2	1.0	36.4	(30.3)
營運產生之現金	527.5	548.2	570.9	358.2	201.6
税項支出	(49.8)	(64.1)	(155.8)	(141.9)	(64.6)
利息支出	(17.3)	(13.0)	(10.0)	(6.1)	(2.1)
營運業務產生之現金淨額	460.4	471.1	405.1	210.2	134.9

	本公司股權持有人應佔權益										
	股本 港幣百萬元	物業重估儲備 港幣百萬元 (附註)	資本儲備 港幣百萬元	投資重估儲備 港幣百萬元	匯兌儲備 港幣百萬元	股份溢價 港幣百萬元	股息儲備 港幣百萬元	保留溢利 港幣百萬元	合計 港幣百萬元	少數股東權益 港幣百萬元	合計 港幣百萬元
增加附屬公司部份權益款	–	–	–	–	–	–	–	–	–	(90.7)	(90.7)
已派末期股息	–	–	–	–	–	–	(422.6)	–	(422.6)	–	(422.6)
擬派中期股息	–	–	–	–	–	–	366.3	(366.3)	–	–	–
已派少數股東股息	–	–	–	–	–	–	–	–	–	(7.8)	(7.8)
二零零五年十二月三十一日結存	563.5	–	12.9	9.8	–	6,158.6	366.3	15,913.5	23,024.6	653.3	23,677.9
可供出售之投資盈利	–	–	–	43.9	–	–	–	–	43.9	–	43.9
重估升值已扣除遞延稅項	–	12.0	–	–	–	–	–	–	12.0	3.2	15.2
於權益內已確認之總收入	–	12.0	–	43.9	–	–	–	–	55.9	3.2	59.1
本期溢利	–	–	–	–	–	–	–	1,865.2	1,865.2	20.9	1,886.1
本期已確認總收入	–	12.0	–	43.9	–	–	–	1,865.2	1,921.1	24.1	1,945.2
發行股分	46.0	–	–	–	–	3,070.5	–	–	3,116.5	–	3,116.5
發行股份交易之成本費用	–	–	–	–	–	(13.4)	–	–	(13.4)	–	(13.4)
已派中期股息	–	–	–	–	–	–	(366.3)	(29.9)	(396.2)	–	(396.2)
已派少數股東股息	–	–	–	–	–	–	–	–	–	(49.9)	(49.9)
擬派末期股息	–	–	–	–	–	–	457.1	(457.1)	–	–	–
二零零六年六月三十日結存	609.5	12.0	12.9	53.7	–	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1
可供出售之投資盈利	–	–	–	68.7	–	–	–	–	68.7	–	68.7
境外公司賬項之匯兌差額	–	–	–	–	39.2	–	–	–	39.2	30.6	69.8
於權益內已確認之總收入	–	–	–	68.7	39.2	–	–	–	107.9	30.6	138.5
本期溢利	–	–	–	–	–	–	–	1,951.5	1,951.5	30.4	1,981.9
本期已確認總收入	–	–	–	68.7	39.2	–	–	1,951.5	2,059.4	61.0	2,120.4
已派末期股息	–	–	–	–	–	–	(457.1)	–	(457.1)	–	(457.1)
擬派中期股息	–	–	–	–	–	–	396.1	(396.1)	–	–	–
已派少數股東股息	–	–	–	–	–	–	–	–	–	(15.5)	(15.5)
二零零六年十二月三十一日結存	609.5	12.0	12.9	122.4	39.2	9,215.7	396.1	18,847.1	29,254.9	673.0	29,927.9

附註： 於二零零六年六月三十日及二零零六年十二月三十一日本集團之物業重估儲備結餘產生自前期業主自用的物業升值轉至投資物業之重估儲備及此重估儲備結存至當有關物業出售才轉至保留溢利。

綜合權益變動表

	本公司股權持有人應佔權益										
	股本 港幣百萬元	物業重估儲備 港幣百萬元 (附註)	資本儲備 港幣百萬元	投資重估儲備 港幣百萬元	匯兑儲備 港幣百萬元	股份溢價 港幣百萬元	股息儲備 港幣百萬元	保留溢利 港幣百萬元	合計 港幣百萬元	少數股東權益 港幣百萬元	合計 港幣百萬元
二零零三年七月一日結存											
前期報告	563.5	1,826.4	12.9	–	–	6,158.6	309.9	10,768.8	19,640.1	809.8	20,449.9
改變會計政策之影響(附註三)	–	(1,826.4)	–	–	–	–	–	(613.0)	(2,439.4)	(83.3)	(2,522.7)
重新列報	563.5	–	12.9	–	–	6,158.6	309.9	10,155.8	17,200.7	726.5	17,927.2
本年度溢利及已確認總收入	–	–	–	–	–	–	–	2,132.3	2,132.3	94.2	2,226.5
已派末期股息	–	–	–	–	–	–	(309.9)	–	(309.9)	–	(309.9)
已派中期股息	–	–	–	–	–	–	–	(309.9)	(309.9)	–	(309.9)
出售附屬公司權益款	–	–	–	–	–	–	–	–	–	1.5	1.5
擬派末期股息	–	–	–	–	–	–	338.1	(338.1)	–	–	–
已派少數股東股息	–	–	–	–	–	–	–	–	–	(66.4)	(66.4)
二零零四年六月三十日結存	563.5	–	12.9	–	–	6,158.6	338.1	11,640.1	18,713.2	755.8	19,469.0
本年度溢利及已確認總收入	–	–	–	–	–	–	–	3,507.7	3,507.7	65.7	3,573.4
已派末期股息	–	–	–	–	–	–	(338.1)	–	(338.1)	–	(338.1)
已派中期股息	–	–	–	–	–	–	–	(366.3)	(366.3)	–	(366.3)
增加附屬公司部份權益	–	–	–	–	–	–	–	–	–	(43.3)	(43.3)
擬派末期股息	–	–	–	–	–	–	422.6	(422.6)	–	–	–
已派少數股東股息	–	–	–	–	–	–	–	–	–	(33.4)	(33.4)
二零零五年六月三十日結存	563.5	–	12.9	–	–	6,158.6	422.6	14,358.9	21,516.5	744.8	22,261.3
二零零五年七月一日結存											
前期報告	563.5	–	12.9	–	–	6,158.6	422.6	14,358.9	21,516.5	744.8	22,261.3
改變會計政策之影響(附註三)	–	–	–	–	–	–	–	118.9	118.9	–	118.9
重新列報	563.5	–	12.9	–	–	6,158.6	422.6	14,477.8	21,635.4	744.8	22,380.2
可供出售之投資盈利	–	–	–	9.8	–	–	–	–	9.8	–	9.8
本期溢利	–	–	–	–	–	–	–	1,802.0	1,802.0	7.0	1,809.0
本期已確認總收入	–	–	–	9.8	–	–	–	1,802.0	1,811.8	7.0	1,818.8

綜合資產負債表

	附註	於六月三十日 2004 港幣百萬元 (重列)	於六月三十日 2005 港幣百萬元 (重列)	於六月三十日 2006 港幣百萬元	於十二月三十一日 2006 港幣百萬元
非流動資產					
投資物業	十八	4,110.3	5,000.7	6,058.0	6,369.8
物業、廠房及設備	十九	722.9	685.7	637.7	658.1
預付租賃款項	二十	82.2	80.6	63.3	62.6
收費高速公路經營權	廿一	596.2	561.5	171.1	177.8
聯營公司權益	廿二	12,288.2	13,715.6	16,243.0	17,441.0
其他資產	廿三	393.6	379.4	412.7	480.4
遞延税項資產	廿四	–	–	3.2	3.2
		18,193.4	20,423.5	23,589.0	25,192.9
流動資產					
存貨	廿五	286.3	288.2	309.5	239.7
應收賬項、按金及預付費用	廿三(丁)	264.9	351.1	280.4	340.9
關連公司欠款	廿六	218.4	129.4	142.4	182.3
已抵押銀行存款	卅四	20.2	20.2	20.2	20.2
銀行結存及現金	卅四	1,843.6	2,780.0	5,156.8	5,023.6
		2,633.4	3,568.9	5,909.3	5,806.7
分類為持作出售之資產	卅二	–	–	378.6	404.9
		2,633.4	3,568.9	6,287.9	6,211.6
流動負債					
應付賬項及應付費用	廿七	224.0	281.3	281.0	249.4
欠關連公司款	廿八	147.5	146.1	65.9	65.8
税項		167.3	185.3	81.6	50.5
借款	廿九	98.6	93.1	57.5	72.1
銀行透支	卅四	29.1	33.8	30.3	2.4
		666.5	739.6	516.3	440.2
分類為持作出售之資產之相關負債	卅二	–	–	240.3	254.8
		666.5	739.6	756.6	695.0
流動資產淨額		1,966.9	2,829.3	5,531.3	5,516.6
		20,160.3	23,252.8	29,120.3	30,709.5
股本及儲備					
股本	三十	563.5	563.5	609.5	609.5
儲備		18,149.7	20,953.0	27,043.1	28,645.4
本公司股權持有人應佔權益		18,713.2	21,516.5	27,652.6	29,254.9
少數股東權益		755.8	744.8	627.5	673.0
總權益		19,469.0	22,261.3	28,280.1	29,927.9
非流動負債					
借款	廿九	183.2	135.7	26.1	6.0
遞延税項負債	廿四	435.9	554.7	693.9	728.1
同母系附屬公司借款	卅一	72.2	301.1	120.2	47.5
		691.3	991.5	840.2	781.6
		20,160.3	23,252.8	29,120.3	30,709.5

I. 財務資料

綜合收益表

	附註	截至六月三十日止年度 2004 港幣百萬元 (重列)	2005 港幣百萬元 (重列)	2006 港幣百萬元	截至十二月三十一日止六個月 2005 港幣百萬元 (未經審核)	2006 港幣百萬元
營業額	七	1,255.8	1,294.4	1,147.1	611.3	507.0
直接成本		(574.9)	(591.8)	(501.8)	(250.1)	(262.0)
毛利		680.9	702.6	645.3	361.2	245.0
其他收入	九	273.5	97.7	139.3	60.2	122.3
增加附屬公司部份權益產生之商譽減值	十	–	–	(161.8)	(161.8)	–
出售集團之本年度／期溢利	卅二	–	–	11.2	–	5.8
分銷費用		(62.1)	(55.4)	(61.2)	(28.9)	(12.0)
行政費用		(172.4)	(172.1)	(186.8)	(87.0)	(46.2)
商譽攤銷		(59.6)	(74.1)	–	–	–
負商譽／收購折讓釋放至收益		9.0	6.3	–	–	–
未計入投資物業之公允價值收益的經營溢利		669.3	505.0	386.0	143.7	314.9
投資物業之公允價值收益		160.9	890.3	1,014.9	674.6	219.3
已計入投資物業之公允價值收益的經營溢利		830.2	1,395.3	1,400.9	818.3	534.2
財務費用	十一	(16.2)	(13.0)	(10.0)	(6.1)	(2.1)
應佔聯營公司業績		1,522.3	2,392.1	2,489.1	1,094.6	1,516.4
除税項前溢利		2,336.3	3,774.4	3,880.0	1,906.8	2,048.5
税項	十二	(109.8)	(201.0)	(184.9)	(97.8)	(66.6)
本年度／期溢利	十三	2,226.5	3,573.4	3,695.1	1,809.0	1,981.9
應佔：						
本公司股東		2,132.3	3,507.7	3,667.2	1,802.0	1,951.5
少數股東權益		94.2	65.7	27.9	7.0	30.4
本年度／期溢利		2,226.5	3,573.4	3,695.1	1,809.0	1,981.9
股息	十六	619.8	704.4	818.8	422.6	457.1
每股盈利	十七(甲)	港幣0.76元	港幣1.25元	港幣1.28元	港幣0.64元	港幣0.64元
經調整後每股盈利	十七(乙)	港幣0.65元	港幣0.79元	港幣0.72元	港幣0.33元	港幣0.50元

除上述附註6及8至18所提及之公司於有關期間外，本行為包括在貴集團的公司於各有關期間之核數師。本行已審核於截至2006年6月30日止3個年度各年按照香港財務報告準則編製的綜合財務報表。就本報告而言，本行已根據香港會計師公會發出之香港審核準則對貴公司截至2006年12月31日止六個月之綜合財務報表進行獨立審核，該等報表是按照符合香港會計師公會頒佈之香港財務報告準則之會計政策而編製。

本行已根據香港會計師公會建議的「招股章程及申報會計師」審核指引檢查過貴公司於有關期間之經審核綜合財務報表(「相關財務報表」)。

載於本報告的貴集團於每一個有關期間的財務資料，是根據於有關期間之相關財務報表的基準而編製，以供製備本報告以載入通函。

相關財務報表是貴公司董事的責任。貴公司董事批准該等報表發表。貴公司董事對載有本報告的通函內容負責，而本行則負責從相關財務報表編製本報告所載的財務資料，對財務資料表示意見，並將意見向貴公司報告。

本行認為，財務資料連同其附註，就本報告而言是對貴集團於2004年、2005年及2006年6月30日及2006年12月31日的狀況，及截至2006年6月30日止3個年度各年以及截至2006年12月31日止6個月內的綜合業績及綜合現金流量作出真實公允的意見。

單就本報告，貴公司董事編製集團截至2005年12月31日止6個月之比較綜合收益表、綜合權益變動表及綜合現金流量表，連同其附註(「2005年12月31日之財務資料」)。本行已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告」審閱2005年12月31日之財務資料。本行審閱工作主要包括諮詢管理層及分析2005年12月31日之財務資料，從而評估會計政策與呈報方式有否貫徹採用(另有披露者除外)。審閱工作並不包括監控測試、核證資產、負債及交易等審核程序。由於審閱範圍遠較審核範圍為小，故此其保證程度亦較審核為低。因此，本行並無就2005年12月31日之財務資料發表審核意見。根據此項不構成審核之審閱工作，本行並沒有察覺2005年12月31日之財務資料需要作出任何重大修訂。

8. 該等公司於截至2006年12月31日止4個年度之法定經審核財務報表乃由安永會計師事務所審核，及按照香港會計師公會頒佈之香港財務報告準則編製。

9. 該等公司於截至2006年6月30日止3個年度之法定經審核財務報表乃由畢馬威會計師事務所審核，及按照香港會計師公會頒佈之香港財務報告準則編製。

10. 該等公司於截至2006年6月30日止3個年度之法定經審核財務報表乃由岑偉文會計師事務所審核，及按照香港會計師公會頒佈之香港財務報告準則編製。

11. 該等公司於截至2006年6月30日止3個年度之法定經審核財務報表乃由王啟達會計師事務所有限公司審核，及按照香港會計師公會頒佈之香港財務報告準則編製。

12. 該等公司於截至2006年6月30日止3個年度之法定經審核財務報表乃由力恒會計師事務所有限公司審核，及按照香港會計師公會頒佈之香港財務報告準則編製。

13. 該等公司於2004年6月30日止該年度之法定經審核財務報表乃由羅兵咸永道會計師事務所審核，及按照香港會計師公會頒佈之香港財務報告準則編製。

14. 該公司於2006年12月31日止4個年度各年之法定經審核財務報表乃由浙江岳華會計師事務所有限公司審核，及按照中國一般公認會計原則編製。

15. 該公司於2006年12月31日止4個年度各年之法定經審核財務報表乃由安徽信中信會計師事務有限公司審核，及按照中國一般公認會計原則編製。

16. 該等公司於2006年12月31日止4個年度各年之法定經審核財務報表乃由奉化廣平會計師事務所審核，及按照中國一般公認會計原則編製。

17. 該公司於2006年12月31日止4個年度各年之法定經審核財務報表乃由吉威有限責任會計師事務所審核，及按照中國一般公認會計原則編製。

18. 該公司於2006年12月31日止4個年度各年之法定經審核財務報表乃由廣州新穗東會計師事務所有限公司審核，及按照中國一般公認會計原則編製。

19. 該等公司於中國成立，其財務資料已包括在中國投資集團有限公司經審核綜合財務報表之內。

20. 該公司於中國成立，其財務資料已包括在恒基兆業發展有限公司經審核綜合財務報表之內。

中國成立

	附註	實繳註冊股本	權益擁有百分比 本公司 直接	間接
中外合資經營企業				
中商佰匯(廣州)商業有限公司	3,18,19	71,200,000港元	–	32.03
中外合作經營企業				
千色店(廣州)有限公司	7,20	10,000,000港元	–	100

附註：

1. 無表決權遞延股份。

2. 優先股。

3 貴集團可對該等附屬公司行使控制權。

4. 貴公司應佔附屬公司溢利之百分比：

杭州恒基錢江三橋有限公司	–	60%
馬鞍山環通公路發展有限公司	–	首五年：80%；第二個五年，60%；餘下年期，70%。
寧波盈輝公路發展有限公司	–	首五年：80%；第二個五年，50%；餘下年期，65%。
寧波唯達公路發展有限公司	–	首五年：80%；第二個五年，50%；餘下年期，65%。
寧波智領公路發展有限公司	–	首五年：80%；第二個五年，50%；餘下年期，65%。
天津萬橋工程發展有限公司	–	70%
天津津寧路橋建設發展有限公司	–	首五年：80%；第二個五年，60%；餘下年期，70%。

5. 於二零零六年三月二十九日，本集團與該等附屬公司之少數股東訂立出售全部權益協議。該等附屬公司已包括在會計師報告第一節附註卅二之出售集團內。

6. 該等公司並無編製經審核之財務報表，因為其註冊成立所在之國家並無對審核作法定要求。

7. 統稱出售公司(包括其附屬公司)。

主要業務	附註	已發行股本資料 普通股股數	票面值	股權擁有百分比 本公司 直接	間接
L. 資訊科技					
恒基數據庫有限公司	7,9	2	1港元	–	100
名氣佳網上業務有限公司	7,9	2	1港元	–	100
恒基數碼管理服務有限公司	9	2	1港元	–	100
M. 製造					
城市食品有限公司	3,8	6,136,842	1港元	–	32.68
N. 不活躍公司					
堡山置業有限公司		500	100港元	100	–
千色店地產有限公司	7	1	1港元	–	100
新福麗東有限公司	7	2	1港元	–	100
豐權投資有限公司		2	1港元	–	100
恒基數碼科技(香港)有限公司	9	2	1港元	–	100
恒基發展設施有限公司		1	1港元	–	100
Henderson Investment Credit (1997) Limited		2	1港元	100	–
I-System Technology Limited (英屬處女群島註冊)	6	1	1美元	100	–
擇高置業有限公司		3,000,000	1港元	100	–
Jetstar Technology Limited (英屬處女群島註冊)	6	1	1美元	100	–
萬永投資有限公司	7	2	1港元	–	100
New Capital Limited (英屬處女群島註冊)	6	1	1美元	100	–
Newspeed Technology Limited (英屬處女群島註冊)	6	1	1美元	–	100
至尊麵飽有限公司	7	2	1港元	–	100
邦永投資有限公司	7,10	2	1港元	–	100
Translink Technology Limited (英屬處女群島註冊)	6	1	1美元	100	–

主要業務	附註	已發行股本資料 普通股股數	票面值	股權擁有百分比 本公司 直接	間接
J.　清潔及保安服務					
麗雅清潔服務有限公司	7,12	2	1港元	–	100
宏力保安服務有限公司	7	10,000	1港元	–	100
	2	400	1港元	–	25
K.　基建項目					
(i)　香港註冊及經營業務					
百城實業有限公司	9	2	1港元	–	100
(ii)　中國成立及經營業務					

	附註	實繳註冊股本	權益擁有百分比 本公司 直接	間接
中外合資經營企業				
杭州恒基錢江三橋有限公司	14,19	人民幣200,000,000	–	55.69
中外合作經營企業				
馬鞍山環通公路發展有限公司	3,4,15,19	人民幣99,450,000	–	31.39
寧波盈輝公路發展有限公司	3,4,5,16,19	人民幣88,000,000	–	24.98
寧波唯達公路發展有限公司	3,4,5,16,19	人民幣96,000,000	–	24.98
寧波智領公路發展有限公司	3,4,5,16,19	人民幣56,000,000	–	24.98
天津萬橋工程發展有限公司	3,4,17,19	人民幣20,000,000	–	44.84
天津津寧路橋建設發展有限公司	3,4,16,19	人民幣23,680,000	–	44.84

主要業務	附註	已發行股本資料 普通股股數	票面值	股權擁有百分比 本公司 直接	間接
Threadwell Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
Timpani Investments Limited (英屬處女群島註冊)	6	1	1美元	100	–
Topgoal Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
泰立發展有限公司		2	1港元	100	–
鏗鏘發展有限公司 (英屬處女群島註冊)	3,6	10,000	1美元	–	44.84
利耀發展有限公司	7	2	1港元	100	–
智領投資有限公司 (英屬處女群島註冊)	3,6	1	1美元	–	38.44
Wiselin Investment Limited	7	2	1港元	–	100
E. 物業管理					
冠威發展物業管理有限公司	7,10	2	1港元	100	–
F. 管理及代理服務					
恒基發展物業代理有限公司	7	12,000	1港元	–	100
恒基發展代理有限公司	10	2	1港元	100	–
G. 百貨業務					
千色店有限公司	7	2	1港元	–	100
H. 酒店管理					
金鷹管理有限公司	13	2	1港元	100	–
恒基兆業發展酒店管理有限公司	7,13	2	1港元	100	–
I. 酒店業務					
香港麗東酒店有限公司	7,13	2	1港元	100	–
九龍麗東酒店有限公司	7,13	2	1港元	100	–

主要業務	附註	已發行股本資料 普通股股數	票面值	股權擁有百分比 本公司 直接	間接
	1	2	100港元	–	100
Midlink Pacific Limited (英屬處女群島註冊)	6	1	1美元	100	–
Mount Sherpa Limited	7	2	1港元	–	100
	1	2	10港元	–	100
Multiglade Holdings Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
隆添發展有限公司		2	1港元	–	92.81
Newmarket International Limited (英屬處女群島註冊)	6	10	1美元	100	–
盈輝投資有限公司 (英屬處女群島註冊)	3,6	1	1美元	–	38.44
Paillard Investment Limited	7	2	1港元	–	100
	1	2	100港元	–	100
Pataca Enterprises Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
Podar Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
Positive Start Holdings Limited (英屬處女群島註冊)	6	1	1美元	100	–
Prominence Development Limited (英屬處女群島註冊)	6	3,692,100	1美元	–	64.07
Promise Good Limited (英屬處女群島註冊)	3,6	10,000	1美元	–	38.44
Puretech Investment Limited	7	2	1港元	–	100
唯達投資有限公司 (英屬處女群島註冊)	3,6	1	1美元	–	38.44
Rejoice Investments Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
Rena Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
兆堅建業有限公司	7	1,500	1港元	100	–
	1	150,000	100港元	100	–
St. Helena Holdings Co. Limited (英屬處女群島註冊)	6	3	1美元	100	–
Startech Investment Limited (英屬處女群島註冊)	6	1	1美元	–	100
Superweb Limited (英屬處女群島註冊)	6,7	1	1美元	–	100

主要業務	附註	已發行股本資料		股權擁有百分比 本公司	
		普通股股數	票面值	直接	間接
Datacom Technology Limited (英屬處女群島註冊)	6	1	1美元	–	100
Data Tower Holdings Limited (英屬處女群島註冊)	6,7	2	1美元	–	100
迪斯利置業有限公司		2	1港元	–	100
	1	1,000	1港元	–	100
Dowell Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
Evas International Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
永盛發展有限公司		2	1港元	100	–
Felix Technology Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
Graf Investment Limited	7	2	1港元	–	100
	1	2	100港元	–	100
Hansom Technology Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
Heath Developments Limited (英屬處女群島註冊)	6	1	1美元	100	–
恒基數碼科技有限公司 (開曼群島註冊)	9	4,235,913,616	港幣一角	–	100
恒基數碼投資有限公司	9	2	1港元	–	100
Henderton Profits Limited (英屬處女群島註冊)	6	1	1美元	–	64.07
Hugeway Investment Limited (英屬處女群島註冊)	6	1	1美元	100	–
Higgins Holdings Limited (英屬處女群島註冊)	6,7	1	1美元	–	100
Kingsview International Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
Konet Investment Limited (英屬處女群島註冊)	6,7	2	1美元	–	100
Laidstone Investments Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
Luxrich Limited (英屬處女群島註冊)	6	10	1美元	80	12.81
Max-mercan Investment Limited	7	2	10港元	100	–
Macrostar Investment Limited		2	1港元	100	–
Medley Investment Limited		2	1港元	–	100

主要業務	附註	已發行股本資料 普通股股數	票面值	股權擁有百分比 本公司 直接	間接
依時威置業有限公司	7	2	1港元	100	–
捷高置業有限公司	7	2	1港元	100	–
名士威有限公司	7,9	2	1港元	–	100
貫天置業有限公司	7	10,000	1港元	100	–
希祿發展有限公司	7	10,000	1港元	–	100
Vansittart Investment Limited	7,13	2	1港元	100	–
偉城企業有限公司	7,9	2	1港元	–	100
C. 財務					
恒基兆業發展信貸有限公司		2	1港元	–	100
恒基兆業發展財務有限公司		1,000	100港元	100	–
Henderson Investment Finance (2000) Limited	12	2	1港元	100	–
Henderson Investment Credit (2000) Limited	12	2	1港元	100	–
Henderson Investment Credit (2004) Limited		2	1港元	100	–
數碼財務有限公司	9	2	1港元	–	100
恒基數碼財務有限公司	9	2	1港元	–	100
D. 控股投資					
仁嘉發展有限公司	7	2	1港元	100	–
Aynbury Investments Limited (英屬處女群島註冊)	6,7	1	1美元	100	–
Best Selection Investments Limited (英屬處女群島註冊)	6	1	1美元	100	–
兆展發展有限公司		2	1港元	–	100
輝煌企業有限公司		2	1港元	–	100
百老匯中國發展有限公司	8	31,300,702	1港元	–	64.07
祥貨發展有限公司	7	2	1港元	100	–
中國百老匯發展有限公司 (英屬處女群島註冊)	6	30	1美元	–	64.07
中國投資集團有限公司	8	300,000	1,000港元	–	64.07
China Strategy Consulting Limited (英屬處女群島註冊)	6	1	1美元	–	64.07
Citifood Company International Limited (英屬處女群島註冊)	6	1	1美元	–	64.07
千色店(中國)有限公司	7	2	1港元	–	100

於本報告所列之日期，下列載列之附屬公司皆為有限責任之私人有限公司。除特別註明外，所有附屬公司皆在香港註冊及經營業務。所有附屬公司並沒有發行任何債務證券。

主要業務	附註	已發行股本資料 普通股股數	票面值	股權擁有百分比 本公司 直接	間接
A. 物業發展					
凱康有限公司	7	2	1港元	100	–
波加置業有限公司	7	20,000	100港元	100	–
高來置業有限公司	7	200	100港元	100	–
好達置業有限公司	7	2	1港元	100	–
德美置業有限公司	7	20,000	100港元	100	–
富納置業有限公司	7	10,000	100港元	100	–
溢至投資有限公司	7	2	1港元	100	–
Gesund Investment Company Limited	7	2	100港元	100	–
殷利置業有限公司		10,000	100港元	100	–
祖利任有限公司	7	2	1港元	100	–
利先置業有限公司	7	4	100港元	50	25
Saxophon Limited	7	3,000,000	1港元	100	–
星飛有限公司	7	2	1港元	100	–
Vignette Investment Limited	7	2	1港元	100	–
B. 物業投資					
波雅置業有限公司	7,9	2	100港元	100	–
	1	1,000	100港元	100	–
世欣發展有限公司	7	2	1港元	100	–
廸加置業有限公司	7,10	2	1港元	100	–
	1	2	1港元	100	–
迪靈傑置業有限公司	7,9	2	1港元	100	–
	1	2	1港元	100	–
怡福發展有限公司	7	2	1港元	100	–
怡運發展有限公司	7	2	1港元	100	–
新福有限公司	7	2	1港元	–	100
旺偉發展有限公司	7	1,000	1港元	100	–
景協發展有限公司		2	1港元	–	100
金龍建業有限公司	7	12,200	100港元	100	–
鴻順置業有限公司	7,13	20,000	100港元	100	–

以下為本公司之申報會計師德勤•關黃陳方會計師行(香港執業會計師)特為載入本通函而編製之報告全文。

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

敬啟者：

下文載列為吾等就恒基兆業發展有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)截至二零零六年六月三十日止三個年度及截至二零零六年十二月三十一日止六個月(「有關期間」)之財務資料提呈報告，以供載入貴公司於二零零七年四月二十日刊發有關非常重大出售事項之通函(「通函」)內。是次貴公司出售下列公司(「出售公司」)之股份及其股東貸款乃根據貴公司與恒基兆業地產有限公司(「買家」)於二零零七年三月二十七日所簽訂之合同(「協議」)(「出售」)。

貴公司在一九七二年九月十二日於香港註冊成立為投資控股公司。

可能造成之財政影響

資產及負債

誠如通函附錄三剩餘集團於完成時之未經審核備考綜合資產負債表所載，倘作出每股股份港幣5.00元之建議分派，則剩餘集團之未經審核備考綜合總資產約為港幣16,208,000,000元，或倘作出每股股份港幣3.80元之建議分派，則為港幣19,865,000,000元。不論建議分派之金額，剩餘集團之未經審核備考綜合總負債約為港幣591,000,000元。

盈利

誠如董事局函件所載，按出售事項之代價為港幣12,105,600,000元，則估計在完成時，貴集團將確認出售事項獲利約港幣926,000,000元，即有關代價與貴集團於二零零六年十二月三十一日之經審核綜合資產負債表所載貴集團應佔出售公司之資產賬面淨值連同於二零零六年十二月三十一日之股東貸款面值款項之差額。吾等注意到大部分收益與出售物業按成本(減折舊及／或減值(如有))列賬之出售公司有關。因出售事項產生之實際收益將於完成時確認。

營運資金

代價將以現金支付，並會根據建議分派而分派予股東。董事局經考慮在建議分派後之可動用銀行結餘及剩餘集團現金、其預期內部產生之資金及現金流量，以及可動用之現金銀行融資額後，表示出售事項及建議分派將不會對剩餘集團之營運資金狀況造成重大不利影響。

推薦意見

經考慮上述主要因素及理由後，吾等認為，出售事項符合貴公司及股東之整體利益，而其條款就貴公司及獨立股東而言屬公平合理。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈以批准協議之普通決議案。

此致

恒基兆業發展有限公司獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁　　高級副總裁
劉志華　　**洪琬貽**
謹啟

二零零七年四月二十日

實際可行日期已發行之3,047,327,395股股份計算，股東應佔中華煤氣股權之市值約為港幣36,751,000,000元，或每股股份港幣12.06元。下表載列於完成時及在建議分派後股份之估計理論隱含價值：

	建議分派每股股份港幣5.00元(削減股份溢價)		建議分派每股股份港幣3.80元(並無削減股份溢價)	
	港幣百萬元	*港幣元／股份*	*港幣百萬元*	*港幣元／股份*
股東應佔剩餘公司之資產淨值(不包括所擁有中華煤氣之權益)約為 *(附註1)*	1,803	0.59	5,460	1.79
股東於最後交易日應佔中華煤氣股權之市值約為 *(附註2)*	36,751	12.06	36,751	12.06
合計		12.65		13.85

附註：

1) 根據(i)貴公司於二零零六年十二月三十一日之經審核綜合資產負債表；(ii)於最後實際可行日期之已發行3,047,327,395股股份；(iii)假設完成及建議分派經已進行；及(iv)貴公司宣派截至二零零六年十二月三十一日止六個月之每股中期股息港幣每股股份0.13元已生效計算，總金額約為港幣396,000,000元(根據於最後實際可行日期之已發行3,047,327,395股股份計算)。

2) 根據(i)於最後交易日之收市價及(ii)於最後實際可行日期之已發行3,047,327,395股股份計算。

董事局目前擬在完成後，貴集團向中華煤氣收取之現金股息將全數分派予股東，惟須視乎是否擁有足夠之分派儲備。此將為貴公司在完成後之股息政策，直至及除非貴集團在日後投資新基建或其他項目。

公司之股東貸款金額減港幣1元（該港幣1元即恒基地產就該出售公司之權益應付之象徵式代價）；加(ii)該出售公司之應佔資產淨值，指轉讓該出售公司之股東貸款（根據應佔資產淨值擁有負債淨額）將低於其面值，原因為其將會就出售公司之負債淨額作出調整。然而，倘出售公司之應佔資產淨值及股東貸款金額兩者總和為負數，恒基地產就該出售公司之股東貸款應付貴公司之代價將為港幣1元。根據貴公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目內所包括出售公司之資產負債表（如適用則以綜合資產負債表），由於股東貸款之面值將被削減，削減幅度為若干擁有負債淨額之出售公司之負債淨額，故此貴公司預期部份股東貸款將以低於面值轉讓。就上述調整機制而言，吾等認為，貸款出售事項之代價基準乃公平合理。

意見

經考慮上述理由後，吾等認為出售事項之代價就貴公司及獨立股東而言屬公平合理。

剩餘業務及未來意向

剩餘公司主要在中國從事投資控股及基建業務，包括：

- 持有中華煤氣（其股份在聯交所上市）股份，而有關股份於最後實際可行日期佔其已發行股本約38.47%；
- 於杭州錢江三橋有限公司之權益；及
- 中國安徽省馬鞍山市一條公路。

根據貴集團於二零零六年十二月三十一日之經審核綜合資產負債表，股東之應佔剩餘公司資產淨值（假設完成及建議分派經已進行，及不包括所擁有中華煤氣之權益），i)按於最後實際可行日期已發行3,047,327,395股股份計算，假設建議分派每股股份港幣5.00元，約為港幣1,803,000,000元，或每股股份港幣0.59元；或ii)按於最後實際可行日期已發行3,047,327,395股股份計算，假設替代建議分派每股股份港幣3.80元，約為港幣5,460,000,000元，或每股股份港幣1.79元。董事局注意到，根據中華煤氣於最後交易日之收市價及於最後

(2) 根據香港小輪可資比較公司於最後交易日之收市價除以根據香港小輪可資比較公司於最後交易日之最近期刊發財務業績所報之每股資產淨值(即於二零零七年二月二十八日在聯交所網站所報之股份數目)計算。

(3) 根據香港小輪於截至二零零六年十二月三十一日止六個月之經審核綜合財務報表及香港小輪之十日平均收市價計算。

(4) 根據吾等之最大努力，上述清單乃香港小輪可資比較公司之完整適當清單。

從上文可見，根據香港小輪之十日平均收市價，香港小輪按折讓約11.71%進行交易，與香港小輪可資比較公司之平均折讓約12.70%相若，意味着香港小輪按高於其上市同業之價值進行買賣。因此，吾等認為香港小輪十日平均收市價乃釐定出售公司於香港小輪之權益之價值之公平合理基準，而達致之代價乃公平合理。

其他上市證券

根據貴公司提供之資料，吾等注意到除美麗華酒店與香港小輪外，出售公司亦持有在聯交所上市之15隻證券之權益，持有期介乎約1年至10年，權益介乎各間相關上市公司於最後交易日之已發行股本約0.02%至2.73%不等。根據十日平均收市價，此等其他上市證券之總值約為港幣339,100,000元，佔估計總代價約為港幣12,105,600,000元約2.80%。鑑於該等15隻上市證券之價值與出售事項下應付之總代價，以及出售公司於15間上市公司持有之百分比權益範圍相若，吾等認為審閱此15隻上市證券於二零零七年三月之股價表現已足夠，及注意到此15隻上市證券中大部分之股價在二零零七年三月並無重大波動。有鑑於此，吾等認為根據各自之十日平均收市價評估此等上市證券屬恰當。

出售公司之其他負債淨額

出售公司於二零零六年十二月三十一日之經審核負債淨額約為港幣89,100,000元，主要為應付貿易賬款及其他應付款項。由於出售事項之代價已根據各出售公司之應佔資產淨值及股東貸款兩者總和釐定，故吾等認為在釐定出售事項之代價時就出售公司之負債淨額作出調整乃屬公平合理。

貸款出售事項

根據協議，貴公司將於完成日期向恒基地產按面值轉讓應收各出售公司之股東貸款，惟倘出售公司之應佔資產淨值為負數，轉讓該出售公司股東貸款之代價則相等於(i)該出售

(2) 根據美麗華可資比較公司於最後交易日之收市價除以根據美麗華可資比較公司於最後交易日之最近期刊發財務業績所報之每股資產淨值(即於二零零七年二月二十八日在聯交所網站所報之股份數目)計算。

(3) 根據美麗華酒店於截至二零零六年九月三十日止六個月之未經審核綜合財務報表及美麗華酒店之十日平均收市價計算。

(4) 根據吾等之最大努力，上述清單乃美麗華可資比較公司之完整適當清單。

從上文可見，根據美麗華酒店之十日平均收市價，美麗華酒店按較其未經審核資產淨值溢價約2.47%進行交易，較美麗華可資比較公司之平均折讓約17.33%為優，意味着美麗華酒店按高於其上市同業之價值進行交易。因此，吾等認為美麗華酒店十日平均收市價乃釐定出售公司於美麗華酒店之權益之價值之公平合理基準，而所達致之代價乃公平合理。

就香港小輪而言，吾等亦注意到香港小輪之大部分分部溢利包括香港投資物業之租金收入。吾等已審閱股價表現與資產淨值和香港小輪類近之可資比較上市物業公司(「香港小輪可資比較公司」，而其物業投資組合主要位於香港)之綜合資產淨值，結果載列如下：

股份代號	**香港小輪可資比較公司名稱**	**資產淨值** *(附註1)* *港幣百萬元*	**每股收市價較資產淨值(折讓)／溢價** *(附註2)* *%*
1036	南聯地產控股有限公司	4,876.35	(29.70)
105	凱聯國際酒店有限公司	4,527.81	(5.38)
488	麗新發展有限公司	3,937.12	(2.88)
35	Far East Consortium International Limited	3,736.25	28.39
88	大昌集團有限公司	3,346.20	(11.23)
75	渝太地產集團有限公司	2,634.15	(55.38)
	平均：		*(12.70)*
	香港小輪	**3,385.82** *(附註3)*	**(11.71)** *(附註3)*

資料來源：彭博、聯交所網站、香港小輪可資比較公司最近期的年報、中期報告及業績公佈。

附註：

(1) 香港小輪可資比較公司於最後交易日之最近期刊發財務業績所報之各資產淨值。

美麗華酒店與香港小輪之股份之十日平均收市價分別為港幣10.988元及港幣8.391元。按此基準計算，收購美麗華酒店及香港小輪之44.21%及31.36%權益之代價分別約為港幣2,804,000,000元及港幣937,500,000元。從上圖可見，十日平均收市價已反映美麗華酒店與香港小輪在二零零七年三月(在最後交易日前)之近期股價升勢。於回顧期間，美麗華酒店股份之最低收市價為港幣10.05元(於二零零六年六月十三日)，最高收市價為港幣11.66元(於二零零七年二月十三日)，而於最後交易日則為港幣11.12元；而香港小輪股份之最低收市價則為港幣8.20元(於二零零七年三月五日)，最高收市價為港幣9.40元(於二零零六年四月十八日)，而於最後交易日則為港幣8.36元。

可資比較分析

作為額外參考，吾等亦已審閱美麗華酒店與其上市同業之股價表現。儘管美麗華酒店從事酒店業務，其大部分分部業績包括物業發展及投資業務之貢獻，因此，吾等已審閱股價表現與資產淨值和美麗華酒店類近之可資比較上市物業公司(「美麗華可資比較公司」，而其物業投資組合主要位於香港)之綜合資產淨值，結果載列如下：

股份代號	美麗華可資比較公司名稱	資產淨值 (附註1) 港幣百萬元	每股收市價較資產淨值(折讓)／溢價 (附註2) %
432	盈科大衍地產發展有限公司	6,364.00	(8.64)
194	廖創興企業有限公司	5,697.17	(25.57)
1036	南聯地產控股有限公司	4,876.35	(29.70)
105	凱聯國際酒店有限公司	4,527.81	(5.38)
	平均：		*(17.33)*
	美麗華酒店	**6,189.86** (附註3)	**2.47** (附註3)

資料來源： 彭博、www.hkex.com.hk (「聯交所網站」)、美麗華可資比較公司最近期的年報、中期報告及業績公佈。

附註：

(1) 美麗華可資比較公司於最後交易日之最近期刊發財務業績所報之各資產淨值。

香港小輪與恒生指數之表現


9.4
9.2
9.0
8.8
8.6
8.4
8.2
8.0
21,000
20,000
19,000
18,000
17,000
16,000
15,000
收市價（港幣元）
恒生指數
恒生指數
香港小輪
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
每日成交量
二零零六年三月
二零零六年四月
二零零六年五月
二零零六年六月
二零零六年七月
二零零六年八月
二零零六年九月
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
最後交易日

從上文可見，在首半個回顧期內，美麗華酒店及香港小輪之股價表現大致與恒生指數相符。在下半個回顧期內，恒生指數錄得上升趨勢，而香港小輪及美麗華酒店之股價則仍在窄幅徘徊。美麗華酒店並無就其股價於二零零七年二月初飆升而刊發任何公佈。就美麗華酒店與香港小輪之股份成交量而言，吾等注意到美麗華酒店與香港小輪之股份每日平均成交量在二零零七年至最後交易日並無重大波動。美麗華酒店與香港小輪之股份於二零零七年三月至最後交易日期間之每日平均成交量分別約為53,193股（佔美麗華酒店公眾持股量約0.02%）及約27,349股（佔香港小輪公眾持股量約0.01%）。

該等持有在聯交所上市之證券之出售公司屬公平合理。在更新出售公司持有在聯交所上市之所有證券之估值時已採用十日平均收市價。

美麗華酒店及香港小輪之股價表現

鑑於出售公司所持美麗華酒店及香港小輪之少數股權之市值之比重較其所持之其他上市證券重大，吾等已審閱由協議訂立日期前12個月至最後交易日期間(「回顧期」)，美麗華酒店與香港小輪之股價表現及恒生指數，詳情如下：

美麗華酒店與恒生指數之表現


11.8
11.6
11.4
11.2
11.0
10.8
10.6
10.4
10.2
10.0
收市價（港幣元）
21,000
20,000
19,000
18,000
17,000
16,000
15,000
恒生指數
恒生指數
美麗華酒店
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
每日成交量
二零零六年三月
二零零六年四月
二零零六年五月
二零零六年六月
二零零六年七月
二零零六年八月
二零零六年九月
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
最後交易日

則，吾等認為上述(a)及(b)項所列之調整項目公平合理。就(c)及(d)項之調整項目而言，原因為其主要有關乃就出售事項產生之稅務負債或由稅務契諾契據涵蓋出售公司之稅務負債，而吾等認為該等調整項目公平合理。

出售公司主要從事物業發展及投資以及酒店業務

從通函附錄四所載之估值報告可見，出售公司於二零零七年二月二十八日持有之物業權益(包括酒店物業)總值約為港幣8,533,900,000元(「物業重估」)。吾等在估值報告中得知，出售公司持有之絕大部分物業權益均位於香港。吾等自董事局得悉，就與恒基地產之協定，出售公司於二零零六年十二月三十一日持有之所有物業權益(不包括與兩間上市聯營公司(美麗華酒店及香港小輪)相關之物業權益)之金額約為港幣8,114,100,000元，較物業重估折讓(「物業折讓」)約4.92%。根據於最後實際可行日期之已發行3,047,327,395股股份計算，物業折讓兌換為每股股份約港幣0.138元；以及假設削減股份溢價成為無條件，則佔每股股份港幣5.00元之建議分派約2.76%。

吾等已與獨立估值師戴德梁行磋商其在進行物業重估時所採用之基準及假設。從通函附錄四所載之估值報告可見，戴德梁行根據直接比較法，參考相關市場上之可資比較銷售憑證或(如適合)根據投資法評估出售公司持有之物業權益。吾等已與戴德梁行磋商，並明白其認為所用方法乃評估產生收入或溢利之投資物業(包括酒店物業)所用之一般估值方法。有鑑於此，吾等並無理由懷疑進行物業重估中所使用之相關基準及假設是否恰當。吾等亦已就物業折讓與戴德梁行討論，並明白一名買家及一名賣家同意按大額物業估值之折讓進行交易之商業決定並非罕見情況。

經考慮上述理由及(i)與物業折讓比較，出售公司所持於出售事項下將出售之物業權益之規模及眾多數量；(ii)現金付款條款；及(iii)按給予物業估值之折讓磋商交易之市場慣例，吾等認為物業折讓屬合理並可接受。

出售公司主要持有之上市證券權益(包括美麗華酒店及香港小輪)

吾等注意到出售公司持有之上市證券大部分價值包括貴集團於美麗華酒店及香港小輪之權益。有鑑於此及持有之絕大部分證券均於聯交所上市之事實，吾等認為參考市價評估

根據包括在貴公司於截至二零零六年十二月三十一日止六個月之經審核綜合賬目之出售公司資產負債表(如適用則以綜合資產負債表)計算，恒基地產根據出售事項應付貴公司之總金額約為港幣12,105,600,000元。董事局相信，預期出售事項於完成日期之實際總代價與上述參考金額港幣12,105,600,000元間之任何差額，對貴集團而言微不足道，原因為董事局並不預期出售公司之股東貸款與應佔資產淨值之總和有任何重大變動。根據貴公司提供之資料及按根據協議協定之上述基準，吾等將出售事項之應付代價之簡化算式概述如下(僅供參考)：

	價值 *港幣百萬元*	
物業權益(包括酒店物業)	8,114	*(附註1)*
於美麗華酒店之44.21%股權	2,804	*(附註2)*
於香港小輪之31.36%股權	938	*(附註3)*
其他聯交所上市證券	339	*(附註4)*
減：出售公司於二零零六年十二月三十一日之負債淨額	(89)	*(附註5)*
合計：	12,106	

附註：

1. 即協議所載及本節上文所述貴公司及恒基地產之間協定該等權益之價值。

2. 經參考美麗華酒店按美麗華酒店股份之十日平均收市價乘以出售公司持有之44.21%權益計算之市值後計算。

3. 經參考香港小輪按香港小輪股份之十日平均收市價乘以出售公司持有之31.36%權益計算之市值後計算。

4. 經參考各隻上市證券按各隻其他上市證券彼等各自之10日平均收市價乘以出售公司於彼等當中持有之各自權益計算各自之市值後計算。

5. 根據貴公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目內所包括出售公司之資產負債表(如適用則以綜合資產負債表)，並經作出根據上文所述代價計算基準之調整而計算。

由於出售公司大部分資產包括物業及上市證券權益，故吾等認為參考出售公司於完成時之應佔資產淨值與股東貸款金額兩者總和，釐定出售事項之代價屬恰當。基於相同準

月三十日止年度之年報及貴公司截至二零零六年十二月三十一日止六個月之中期報告所披露，貴集團（透過出售公司）持有之投資物業之平均出租率分別維持於約95%及94%。

出售事項之代價

基準

根據出售事項就收購各出售公司之權益及股東貸款而應付之代價，相等於各出售公司之應佔資產淨值與股東貸款金額兩者總和。如某間出售公司之應佔資產淨值與股東貸款金額兩者總和為負數，則恒基地產就收購該出售公司權益及該股東貸款而應付貴公司之代價各項應為港幣1元。出售公司之應佔資產淨值指貴公司應佔出售公司權益乘以出售公司之有形資產淨值（如適用則以綜合有形資產淨值），有關金額乃根據其於完成日期之未經審核資產負債表（如適用則以綜合資產負債表）計算，並就下列各項作出調整：

(a) 以該等上市證券之十日平均收市價計算之價值，重估當中在聯交所上市之證券；

(b) 以恒基地產及貴公司協定之價值重估當中所有物業權益，當中已考慮（就投資物業而言）獨立估值師就貴公司編製截至二零零六年十二月三十一日止六個月之中期業績作出之估值及（就投資物業以外之物業而言）貴公司之內部估值（經考慮（當中包括）近期市場交易）；

(c) 倘於該等物業（於賬目內歸類為存貨）之權益按完成日期之協定價值出售，而並無就此於賬目內提撥，則扣減相等於所產生之任何收益（但非虧損）之任何稅項之金額；及

(d) 於計算負債時並不計及任何遞延稅項負債（貴公司將就此根據一項將於完成日期訂立之稅務契諾契據對恒基地產作出彌償保證，該稅務契諾契據亦規定貴公司須就於完成時或完成前發生之事件有關的若干稅務負債、回補截至完成止之商業樓宇免稅額及資本免稅額，以及於完成前在有關公司之賬目內將物業重新分類向恒基地產支付其他款項）。

	主要從事物業發展及投資之出售公司	主要持有上市證券(包括美麗華酒店及香港小輪)之出售公司	其他出售公司	所有出售公司總計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
截至以下年度之除税及非經常性項目前綜合純利總額：				
二零零五年	1,242	556	129	1,927
六月三十日 *(附註2)*	*(890)*			*(890)*
二零零六年	1,364	588	100	2,052
六月三十日 *(附註2)*	*(1,015)*			*(1,015)*
截至以下年度之除税及非經常性項目後綜合純利總額：				
二零零五年	1,087	556	113	1,756
六月三十日 *(附註3)*	*(764)*			*(764)*
二零零六年	1,191	588	84	1,863
六月三十日 *(附註3)*	*(862)*			*(862)*

附註：

(1a) 包括在貴公司之經審核綜合賬目內。

(1b) 誠如董事局函件所提述，根據貴公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目內所包括出售公司之資產負債表(如適用則以綜合資產負債表)計算，應佔出售公司之權益總綜合淨資產，以及出售公司股東貸款分別約港幣2,850,000,000元及港幣8,330,000,000元。

(2) 貴公司經審核綜合賬目內於有關出售公司之應佔權益(重估貴集團投資物業產生之盈餘以斜體及括號列示(如有))

(3) 貴公司經審核綜合賬目內於有關出售公司之應佔權益(重估貴集團投資物業產生之盈餘(減遞延税項)以斜體及括號列示(如有))

從上表可見，當不包括物業重估盈餘，出售公司之大部分溢利來自持有上市證券權益之該等出售公司。吾等從貴公司得知，並注意到持有上市證券權益之出售公司之溢利主要包括應佔兩家聯營公司(即美麗華酒店及香港小輪)之業績。誠如貴公司截至二零零六年六

3. 根據(i)中華煤氣於最後交易日之收市價及(ii)於最後實際可行日期之已發行3,047,327,395股股份計算。

從上文可見，根據出售事項，每股股份之隱含總值與建議分派相等於約港幣17.65元。此每股股份價值與股份於最後交易日之收市價港幣14.58元相比，出售事項與建議分派為每股股份之隱含價值帶來估計理論增值約21.06%。

意見

鑑於前述每股股份之建議分派及上述於完成時每股股份隱含價值之估計理論增值，吾等認為，出售事項符合貴公司與股東之整體利益。

關於出售公司之財務資料

下表載列摘錄自通函所載之董事局函件有關於出售公司之若干財務資料：

	主要從事物業發展及投資之出售公司	主要持有上市證券(包括美麗華酒店及香港小輪)之出售公司	其他出售公司	所有出售公司總計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
有關出售公司之權益及股東貸款應佔之綜合資產淨值總額：				
於二零零六年六月三十日 *(附註1a)*	6,218	4,198	175	10,591
於二零零六年十二月三十一日 *(附註1a)*	6,495	4,413	272	11,180 *(附註1b)*

從上表可見，股份價格較每股股份之相關資產淨值之溢價由二零零六年一月約76.38%減至二零零七年三月約51.04%，主要原因為每股適用綜合資產淨值由二零零六年一月約港幣8.17元大幅增至二零零六年十二月三十一日之每股適用經審核綜合資產淨值約港幣9.60元。吾等注意到由於進行出售事項，故董事局建議股東批准在完成時，(i)倘削減股份溢價成為無條件，則作出每股股份港幣5.00元(根據於最後實際可行日期，已發行3,047,327,395股股份計算)；或(ii)倘削減股份溢價並無成為無條件，則作出每股股份港幣3.80元(根據於最後實際可行日期，已發行3,047,327,395股股份計算)的建議分派。吾等已審閱因出售事項帶來之價值套現程度，以及每股股份港幣3.80元或每股股份港幣5.00元之建議分派(有待股東批准削減股份溢價，方可作實)如下：

	建議分派			
	(a)每股股份 港幣5.00元		或(b)每股股份 港幣3.80元	
	港幣 *百萬元*	*港幣元* *／股份*	*港幣* *百萬元*	*港幣元* *／股份*
建議分派之金額約為*(附註1)*	15,237	5.00	11,580	3.80
股東應佔剩餘公司之資產淨值(不包括所擁有中華煤氣之權益)約為*(附註2)*	1,803	0.59	5,460	1.79
股東應佔中華煤氣股權之市值約為*(附註3)*	36,751	12.06	36,751	12.06
	合計	17.65		17.65
股份於最後交易日之收市價		14.58		14.58
每股股份之估計理論增值約為		**21.06%**		**21.06%**

附註

1. 根據於最後實際可行日期之已發行3,047,327,395股股份計算。

2. 根據(i)貴集團於二零零六年十二月三十一日之經審核綜合資產負債表；(ii)於最後實際可行日期之已發行3,047,327,395股股份；(iii)假設完成及建議分派經已進行；及(iv)貴公司宣派截至二零零六年十二月三十一日止六個月之每股中期股息每股股份港幣0.13元已生效計算，總額約港幣396,000,000元(根據於最後實際可行日期已發行3,047,327,395股股份計算)。

零零七年三月二十三日(「最後交易日」，即股份於協議訂立日期前在聯交所報價之最後一日)之收市價則為港幣14.58元。下表載列股份之每月平均收市價較其於二零零六年至最後實際可行日期之每股適用綜合資產淨值之溢價：

月份	股份之每月平均收市價	各月底之每股適用綜合資產淨值 *(附註1)*	股份之每月平均收市價較每股適用綜合資產淨值溢價 *(附註2)*
	港幣元	*港幣元*	%
二零零六年			
一月	14.41	8.17	76.38
二月	13.77	8.17	68.54
三月	14.92	8.17	82.62
四月	14.33	8.17	75.40
五月	13.43	8.17	64.38
六月	13.00	8.17	59.12
七月	13.34	9.07	47.08
八月	13.61	9.07	50.06
九月	14.01	9.07	54.47
十月	13.96	9.07	53.91
十一月	13.84	9.07	52.59
十二月	14.15	9.07	56.01
二零零七年			
一月	14.65	9.60	52.60
二月	14.65	9.60	52.60
三月	14.50	9.60	51.04
四月(截至最後實際可行日期)	15.89	9.60	65.52

資料來源：彭博、貴公司已刊發之年報及通函附錄一所載貴公司之會計師報告。

附註：

(1) 於二零零六年一月至二零零六年六月期間，每股適用綜合資產淨值乃根據於二零零五年十二月三十一日之股東應佔未經審核資產淨值約港幣23,024,600,000元及已發行2,817,327,395股股份計算。於二零零六年七月至二零零六年十二月期間，每股適用綜合資產淨值乃根據於二零零六年六月三十日之股東應佔經審核綜合資產淨值約港幣27,652,600,000元及已發行3,047,327,395股股份計算。於二零零七年一月至最後實際可行日期期間，每股適用綜合資產淨值乃根據於二零零六年十二月三十一日之股東應佔經審核綜合資產淨值約港幣29,254,900,000元及已發行3,047,327,395股股份計算。

(2) 根據該月份／期間之股份平均收市價及相應之每股適用綜合資產淨值計算。

吾等認為，吾等已審閱足夠資料及文件，並已採取第13.80條（包括上市規則之有關附註）規定之合理步驟以達致知情意見，為吾等倚賴通函所載資料之準確性提供充份理據，並為吾等之推薦意見提供合理基礎。然而，吾等並無就資料進行獨立核實，亦無就貴公司或其任何附屬公司或聯營公司之業務及財政狀況或前景進行任何形式之深入調查。

已考慮之主要因素及理由

吾等就出售事項達致意見時，已考慮下列主要因素及理由：

進行出售事項之理由

貴集團之主要業務為物業發展及投資、投資控股、基建、保安護衛服務及酒店業務。貴集團根據出售事項將出售之資產為出售公司連同出售公司之股東貸款。出售公司之主要業務（不論直接或間接）包括物業發展及投資、投資控股（包括於最後實際可行日期，持有美麗華酒店之44.21%少數股權及持有香港小輪之31.36%少數股權）、保安護衛服務及酒店業務。

董事局相信，出售事項可讓貴公司按應佔資產淨值將其於出售公司之投資變現，當中所有相關之上市證券乃按市值評估，而所有相關之物業權益則按公平價值評估。董事局相信，貴集團之每股股份綜合資產淨值之公平價值高於股份之現時市價，因此出售事項將可為股東帶來價值套現，可讓彼等透過在完成時作出之建議分派將部分該等價值變現。吾等從通函附錄一所載之會計師報告中得悉貴公司於二零零六年十二月三十一日，股東應佔經審核綜合資產淨值約為港幣29,254,900,000元，相當於每股股份約港幣9.60元，而股份於二

以下為獨立財務顧問聯昌國際證券(香港)有限公司致獨立股東之意見函件全文，編製以供載入本通函。

CIMB
聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者

非常重大出售事項及關連交易

茲提述吾等就出售事項獲委聘為獨立股東之獨立財務顧問，有關出售事項之詳情載於在二零零七年四月二十日寄發予股東之通函(「通函」)內，而本函件為通函之一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

恒基地產乃貴公司之控股公司，故此乃貴公司之關連人士。因此，根據上市規則，出售事項構成貴公司之一項關連交易及非常重大出售事項，並須取得獨立股東批准，而獨立股東在股東特別大會上之任何投票須以投票表決方式進行。恒基地產、李兆基博士及其各自之聯繫人及富生由於被視為於出售事項中擁有重大利益，故將放棄就批准出售事項之決議案投票。

由於貴公司所有獨立非執行董事亦為恒基地產之獨立非執行董事，故就批准出售事項之決議案向獨立股東作出建議而言被視為並非獨立。因此，貴公司並無成立獨立董事委員會，就出售事項向獨立股東作出推薦意見。

吾等在達致推薦意見時，倚賴通函所載或所提述之資料及事項。董事局已在通函附錄五所載之責任聲明中表示彼等共同及個別就通函所載之資料承擔全部責任。吾等亦已假設通函所載或所提述之資料及陳述在作出時及直至寄發通函日期仍屬真實準確。吾等並無理由懷疑董事局向吾等提供之資料及陳述之真實性、準確性及完整性。吾等獲董事局告知，並相信通函並無遺漏任何重大事實。

股東及各有意投資者謹請留意，出售事項、削減股份溢價及建議分派進行與否受多項條件所限，而該等條件不一定會達成，故此未必進行。股東及各有意投資者在買賣本公司證券時務請審慎行事。

此致

列位股東 台照

承董事局命
主席兼總經理
李兆基博士
謹啟

二零零七年四月二十日

要求以點票方式表決之程序

根據本公司組織章程細則第80條，於任何大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則或任何其他適用法例、規則或規例之規定可能不時以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 大會主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名本公司股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名本公司股東；或

(d) 一名或多名親身出席大會之本公司股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

推薦建議

董事局認為，出售事項符合本公司之利益，而出售事項之條款屬公平合理且符合股東之整體利益。董事局亦認為，削減股份溢價及建議分派符合本公司及股東之整體利益。因此，董事局建議(a)獨立股東應投票贊成將於股東特別大會上提呈批准協議及據此預計進行之交易之普通決議案；及(b)股東應投票贊成將於股東特別大會上提呈批准建議分派之普通決議案及將於股東特別大會上提呈批准削減股份溢價之特別決議案。

其他資料

務請　閣下垂注聯昌國際證券就出售事項之條款而言致獨立股東之意見函件及本通函各附錄所載之資料。

一般資料

恒基地產集團之主要業務為物業發展與投資、項目管理、建築工程、物業管理、基建、酒店業務、財務及投資控股。本集團之主要業務為物業發展及投資、投資控股、基建、保安護衛服務及酒店業務。

股東特別大會

本公司謹訂於二零零七年五月十四日(星期一)上午十一時三十分假座香港干諾道中3號麗嘉酒店B3大禮堂舉行股東特別大會，大會通告載於本通函第N-1至第N-3頁，會上(i)將提呈及酌情通過批准(a)協議及據此預計進行之交易；及(b)建議分派之普通決議案；及(ii)將提呈及酌情通過批准削減股份溢價之一項特別決議案。

恒基地產、李兆基博士及彼等之聯繫人以及富生均須就以點票方式表決批准協議及據此預計進行之交易之決議案放棄投票。所有股東均有權於股東特別大會上就批准削減股份溢價及建議分派之決議案投票表決。

本通函奉附供股東於股東特別大會上使用之代表委任表格。務請股東參閱通告，並按照隨附供股東特別大會使用之代表委任表格上印備之指示，填妥及將有關表格盡快交回本公司之股份過戶登記處標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何不得遲於股東特別大會或其任何續會(視情況而定)之指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可按意願親身出席股東特別大會，並於會上投票。

暫停辦理股份過戶登記手續

為決定有權出席股東特別大會並於會上投票之權益，本公司將會於二零零七年五月十日(星期四)至二零零七年五月十四日(星期一)(包括首尾兩日)暫停辦理股份過戶登記手續。為合資格出席股東特別大會並於會上投票，所有填妥之過戶文件連同有關股票，不得遲於二零零七年五月九日(星期三)下午四時正前交回本公司之股份過戶登記處標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

決定有權獲得建議分派之權益之記錄日期乃取決於(其中包括)削減股份溢價是否於股東特別大會上獲批准。尤其是本通函「預期時間表」所指明倘削減股份溢價於股東特別大會上獲批准之該記錄日期乃僅供參考之用。倘建議分派於股東特別大會上獲批准，本公司將會就為決定有權獲得建議分派之權益而言暫停辦理股份過戶登記手續及有關記錄日期另行刊發公佈。

月三十一日之經審核綜合資產負債表所載本集團應佔出售公司之資產賬面淨值連同於二零零六年十二月三十一日之股東貸款面值款項之差額。尤須注意的是，收益之大部分與出售其物業按成本(減折舊及／或減值(如有))列賬之出售公司有關。

上市規則之規定

恒基地產為本公司之控股公司，故此為本公司之關連人士。因此，出售事項構成本公司之一項關連交易。由於有關出售事項之一個或以上適用百分比率超過75%，故此出售事項亦構成本公司之一項非常重大出售。因此，就本公司而言，出售事項須遵守上市規則第14及14A章之通函、申報及獨立股東批准之規定。恒基地產、李兆基博士及彼等之聯繫人以及富生不得於股東特別大會就批准出售事項之決議案投票。據本公司所知，於最後實際可行日期，該等人士合共持有2,122,774,709股股份，相當於最後實際可行日期之本公司已發行股本約69.66%。

由於本公司全體獨立非執行董事均為恒基地產之獨立非執行董事，故此彼等不獲視為具獨立身份就批准出售事項之決議案而向獨立股東提供意見。因此，本公司並無成立獨立董事委員會就出售事項而向獨立股東提供推薦建議。聯昌國際證券已獲本公司委任為獨立財務顧問，就出售事項向獨立股東提供意見。

完成出售事項、削減股本溢價及建議分派將不會影響股份在聯交所之上市地位。

出售事項之理由及得益

董事局相信出售事項可讓本公司按應佔資產淨值將其於出售公司之投資變現，而當中所有相關之上市證券乃按市值評估，且董事局認為所有相關物業權益之價值屬公平。董事局相信，本集團之每股股份之資產淨值公平價值高於股份之現時市價，因此出售事項將可為股東帶來價值套現，可讓彼等透過建議分派過程中將部分該等價值變現。下列數字僅供參考：

	建議分派			
	(a)每股股份 港幣5.00元		或(b)每股股份 港幣3.80元	
	港幣百萬元	每股港幣元	*港幣百萬元*	每股港幣元
建議分派之金額約為 *(附註1)*	15,237	5.00	11,580	3.80
股東應佔剩餘公司之資產淨值(不包括所擁有中華煤氣之權益)約為 *(附註2)*	1,803	0.59	5,460	1.79
股東應佔中華煤氣股權之市值約為 *(附註3)*	36,751	12.06	36,751	12.06
合計		17.65		17.65

附註(1)：根據於最後實際可行日期已發行3,047,327,395股股份計算。

附註(2)：根據(i)本公司於二零零六年十二月三十一日之經審核綜合資產負債表；(ii)於最後實際可行日期之已發行3,047,327,395股股份；(iii)假設完成及建議分派經已進行；及(iv)本公司宣派截至二零零六年十二月三十一日止六個月之中期股息每股股份港幣0.13元(按於最後實際可行日期合共3,047,327,395股已發行股份計算須派付約港幣396,000,000元)生效。

附註(3)：根據(i)於二零零七年三月二十三日之收市價及(ii)於最後實際可行日期之已發行3,047,327,395股股份計算。

按上文「代價」分節所述，假設出售事項之代價為港幣12,106,000,000元，則估計在完成時，本集團將確認出售收益約港幣926,000,000元，即有關代價與本公司於二零零六年十二

根據本通函附錄一會計師報告所載之本集團經審核綜合收益表所示，截至二零零六年十二月三十一日止六個月之股東應佔溢利約為港幣1,952,000,000元。根據剩餘集團之未經審核備考收益表所示，股東應佔溢利(不包括因出售事項產生之收益)約為港幣1,418,000,000元。

根據本通函附錄一會計師報告所載之本集團經審核綜合資產負債表所示，本集團於二零零六年十二月三十一日之資產總值及負債總額分別約為港幣31,405,000,000元及港幣1,477,000,000元。根據剩餘集團於完成出售事項時之未經審核備考資產負債表所示，剩餘集團之未經審核備考綜合資產總值約為港幣16,208,000,000元(倘進行每股股份港幣5.00元之建議分派)或港幣19,865,000,000元(倘進行每股股份港幣3.80元之建議分派)。無論建議分派之金額多寡，剩餘集團之未經審核備考綜合負債總額約為港幣591,000,000元。

剩餘集團之財務與業務前景

緊隨出售事項完成時，本集團之主要業務將為於中國內地從事投資控股及基建業務。就本集團之投資控股業務而言，於完成時，本集團將會繼續持有相當於中華煤氣於最後實際可行日期之已發行股本約38.47%之股份，董事局現時預期，本集團將會繼續從中華煤氣收取穩定股息收入。董事局相信，中華煤氣於香港與中國內地表現良好，這是由於(a)就於香港而言，現時預期其競爭力會透過引進天然氣而得以提高，及(b)由於已收購百江燃氣控股有限公司，現時預期其中國內地業務會因城市管道燃氣項目總數增加而進一步增長。就其於中國內地之基建業務而言，董事局現時預期自馬鞍山市一條高速公路及杭州錢江三橋所得之公路收費為本集團之一個可觀收入來源。

通公路發展有限公司經營，由本集團一成員公司(本公司一間附屬公司擁有其70%權益，而本公司則擁有此附屬公司約64.07%權益)及中國合營夥伴分別擁有約70%及30%權益。雖然已取得中國合營夥伴有關收購本集團所擁有杭州錢江三橋權益之建議，但尚未訂立任何具約束力協議。

根據本公司於二零零六年十二月三十一日之經審核綜合資產負債表所示，股東之應佔剩餘公司資產淨值(假設完成及建議分派經已進行，亦不包括所擁有中華煤氣之權益，而中華煤氣之權益乃按照中華煤氣於二零零七年三月二十三日之收市價及本公司宣派截至二零零六年十二月三十一日止六個月之中期股息每股股份港幣0.13元(按於最後實際可行日期之已發行3,047,327,395股股份計算派付約港幣396,000,000元計算)生效，(a)按最後實際可行日期之已發行3,047,327,395股股份計算，假設建議分派每股股份港幣5.00元，約為港幣1,803,000,000元，或每股股份港幣0.59元；或(b)按最後實際可行日期之已發行3,047,327,395股股份計算，假設替代建議分派每股股份港幣3.80元，約為港幣5,460,000,000元，或每股股份港幣1.79元。

董事局得悉，根據(i)中華煤氣於二零零七年三月二十三日之收市價；及(ii)於最後實際可行日期已發行之3,047,327,395股股份計算，股東應佔中華煤氣股權之市值約為港幣36,751,000,000元，或每股股份港幣12.06元。

出售事項及建議分派完成後之本公司股息政策

董事局現擬於完成後，在具有足夠可供分派儲備之情況下，本集團收取自中華煤氣之現金股息全數分派予股東。上述為本公司於出售事項完成後之股息政策，直至及除非本集團日後投資新基建或其他項目。透過該項政策，董事局預期本集團應佔中華煤氣之權益價值或會更準確反映於股價中。

出售事項對本集團造成之財務影響

剩餘集團之未經審核備考財務資料顯示了出售事項對本集團之盈利、資產及負債之影響，載於本通函附錄三。

根據剩餘集團於完成出售事項時之未經審核備考資產負債表，估計本集團會從出售事項獲利約港幣926,000,000元。實際溢利會於完成時予以確認，但預期實際溢利與估計溢利間之任何差額，對本集團整體而言微不足道。

削減股份溢價須達成以下條件：

(a) 獨立股東於股東特別大會批准出售事項，且完成經已進行；

(b) 股東於股東特別大會通過特別決議案批准削減股份溢價；

(c) 股東於股東特別大會通過普通決議案批准建議分派；

(d) 取得本集團借款人之一切必要同意；及

(e) 法院確認削減股份溢價、達成法院施加之一切條件及向香港公司註冊處登記法院確認削減股份溢價之法院指令副本，連同(如有規定)公司條例第61條所規定之其他文件。

削減股份溢價須待達成上述條件後方告生效。削減股份溢價之生效日期目前尚未確定，因須視乎(a)與本公司債權人作出安排(如向彼等取得適當之同意)；及(b)在通過特別決議案批准削減股份溢價後，法院方能訂出聆訊日期而定。本公司將向各股東另行刊發公佈，公佈有關之生效日期。

所有股東均獲准於股東特別大會就批准削減股份溢價及建議分派之決議案投票。恒基地產已承諾，倘若獨立股東於股東特別大會通過批准出售事項之決議案，則恒基地產集團將投票贊成批准削減股份溢價及建議分派之決議案。待通過有關建議分派之決議案後，將釐定記錄日期以確定享有建議分派資格。倘恒基地產集團於該記錄日期持有之股份數目與於最後實際可行日期所持之股份數目相同(即2,070,473,859股股份)，根據每股股份港幣5.00元之建議分派將獲得約港幣10,352,000,000元，或根據每股股份港幣3.80元之替代建議分派將獲得約港幣7,868,000,000元。

剩餘公司

剩餘公司主要在中國內地從事投資控股及基建業務。剩餘公司持有中華煤氣(其股份在聯交所上市)股份，而有關股份佔其於最後實際可行日期之已發行股本約38.47%。本集團之基建業務目前主要包括於杭州錢江三橋及中國安徽省馬鞍山市一條公路之權益。杭州錢江三橋現時由杭州恒基錢江三橋有限公司經營(該公司為本集團一成員公司(本公司擁有其約92.81%應佔權益)及中國合營夥伴分別擁有60%及40%權益之合營公司)。公路由馬鞍山環

本公司已根據協議向恒基地產作出慣例保證(包括關於資產所有權、完成賬目、存置記錄及遵守法律及重大合約之保證)。

完成

協議規定，收購協議須於完成日期完成。

建議分派及削減股份溢價

董事局建議向股東於完成後作出建議分派，(a)倘削減股份溢價成為無條件，按於最後實際日期之已發行3,047,327,395股股份之基準，分派每股股份港幣5.00元，或合共約港幣15,237,000,000元；或(b)倘削減股份溢價並無成為無條件，按於最後實際可行日期之已發行3,047,327,395股股份之基準，則分派每股股份港幣3.80元，或合共約港幣11,580,000,000元。

董事局已審慎考慮假設出售事項完成後所收取之出售所得款項應否再投資於剩餘公司或其他業務。董事局得悉，雖然本集團或會按個別情況考慮進行選擇性收購以配合剩餘公司之業務，但本集團目前並無就任何特定項目之收購或發展訂立任何動用現金資源之具體計劃。因此，董事局認為，將本集團之多餘現金(包括出售事項完成時所收取之出售所得款項)歸還各股東乃符合股東之最佳利益。

在釐定將予退還予股東之多出現金金額時，董事局已考慮到剩餘公司應保留足夠現金供落實任何選定收購目標之用。

董事局相信，作每股股份港幣5.00元之建議分派符合股東之利益。然而，於完成後，將不會有足夠可供分派儲備作每股股份港幣5.00元的建議分派。為了進行每股股份港幣5.00元的建議分派，建議削減本公司股份溢價賬港幣5,000,000,000元，並撥入本公司之可供分派儲備。於削減股份溢價成為無條件後，可自本公司之經增加可供分派儲備進行該建議分派。按本公司於二零零六年十二月三十一日之經審核資產負債表所載，本公司股份溢價賬之貸記賬約為港幣9,216,000,000元。

倘若削減股份溢價並無成為無條件，本公司仍然會有足夠可供分派儲備(於保留董事局認為適當之可供分派儲備金額後)作出每股股份港幣3.80元之替代建議分派。因此，倘若削減股份溢價並無成為無條件，董事局亦擬建議作出每股股份港幣3.80元的替代建議分派。

就於美麗華酒店及香港小輪之股份權益及其他聯交所上市證券之價值而言，董事局認為，參考該等證券於有關協議日期前一段期間之平均收市價來釐定在市場外購買聯交所上市證券權益之代價屬常見現象，因此，根據十日平均收市價釐定出售事項下該等上市證券權益之代價屬公平合理。

完成之條件

出售事項須待下列條件達成或在下文所述若干情況獲豁免後，方告完成：

(a) 取得出售事項所必要之所有有關第三方同意或恒基地產批准；

(b) 取得出售事項所必要之所有有關第三方同意或本公司、出售公司及其附屬公司之批准；

(c) 取得根據出售公司之公司章程細則或以其他方式轉讓有關股份(包括優先購買權(如有))之任何限制的全部或任何豁免；

(d) 本公司並無重大違反協議之保證或任何其他條款；

(e) 於股東特別大會上取得股東有關協議及根據協議擬進行之交易之批准；及

(f) 取得銀行同意於完成或完成之前解除本公司為出售公司及彼等之附屬公司之利益，向銀行作出之擔保及抵押。

本公司可隨時以書面方式豁免上文(b)(就本公司有關之同意及批准而言)及(f)項所載條件之全部或部分，而有關豁免或須按本公司所規定之有關條款及條件作出。恒基地產可隨時以書面方式豁免上文(a)及(d)項所載條件之全部或部分，而有關豁免或須按恒基地產所規定之有關條款及條件作出。恒基地產及本公司可以書面協議方式豁免上文(b)(有關本公司之相關同意及批准除外)及(c)項所載任何之全部或部分條件，而有關豁免或須按彼等可能協定之有關條款及條件作出。

倘於二零零七年九月三十日(或訂約方以書面協定之較後日期)或之前未能達成任何條件，則協議將告終止且不再有效，而任何訂約方均無權享有協議之任何權利或利益，亦毋須履行有關之任何責任，而各訂約方亦毋須向任何另一方負責，惟任何先前違反事項除外。

言，根據本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目所載出售公司之資產負債表(如適用則以綜合資產負債表)計算，恒基地產根據協議應付本公司之總金額約為港幣12,106,000,000元，詳情載列如下。

	價值	
	港幣百萬元	
物業權益(包括酒店物業)	8,114	*(附註1)*
於美麗華酒店之44.21%股權	2,804	*(附註2)*
於香港小輪之31.36%股權	938	*(附註3)*
其他聯交所上市證券	339	*(附註4)*
減：出售公司於二零零六年十二月三十一日之負債淨額	(89)	*(附註5)*
合計：	12,106	

附註：

1. 如協議所載及上文所述，本公司與恒基地產就該等權益所協定之價值。

2. 經參考美麗華酒店按美麗華酒店股份之十日平均收市價乘以出售公司持有之44.21%權益計算之市值後計算。

3. 經參考香港小輪按香港小輪股份之十日平均收市價乘以出售公司持有之31.36%權益計算之市值後計算。

4. 經參考各隻上市證券按各隻其他上市證券各自之十日平均收市價乘以出售公司於彼等當中持有之各自權益計算各自之市值後計算。

5. 根據本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目所載出售公司之資產負債表(如適用則以綜合資產負債表)計算，並已按上文所述代價之計算基準作出調整。

預期實際總代價與該參考金額間之任何差額，對本集團整體而言微不足道。

如本通函附錄四所載估值報告所述，出售公司及彼等之附屬公司於二零零七年二月二十八日持有之物業(包括酒店物業)權益總值約達港幣8,534,000,000元，而如上文所述組成代價一部分之物業權益金額為港幣8,114,000,000元，較估值折讓約4.92%。董事局認為，此規模之物業出售事項按較估值折讓之代價進行交易屬常見現象，因此，按該協定價值出售該等物業權益屬公平合理。

代價

恒基地產根據出售事項就收購各出售公司之權益及股東貸款而應以現金支付本公司之代價，相等於各出售公司之應佔資產淨值與股東貸款金額兩者總和。轉讓各出售公司之股東貸款之該部分代價，乃相等於股東貸款於完成時之面值，惟假若該出售公司之應佔資產淨值為負數，則是項轉讓之代價將為相等於(i)該出售公司之股東貸款金額減港幣1元(該港幣1元為恒基地產就該出售公司之權益應付之象徵式代價)；另加(ii)該出售公司之應佔資產淨值兩者之總和，即指轉讓該出售公司(按應佔資產淨值計算其財務狀況為負債淨額)之股東貸款將會低於其面值，這是由於其將會就該出售公司之負債淨額(按應佔資產淨值計算)作出調整。然而，如某間出售公司之應佔資產淨值及股東貸款金額兩者總和為負數，則恒基地產就出售事項之該權益及該股東貸款而應付本公司之代價各項應為港幣1元。董事局經考慮上述調整方式認為釐定貸款出售事項代價之基準屬公平合理。

應佔資產淨值指，就一間出售公司而言，本公司於該公司之權益百分比乘以該公司之有形資產淨值(如適用則以綜合有形資產淨值)，有關金額乃根據其於完成日期之未經審核資產負債表(如適用則以綜合資產負債表)計算，並就下列各項作出調整：(a)以根據該等上市證券之十日平均收市價計算之價值，代替其未經審核資產負債表所載在聯交所上市證券之價值；(b)以恒基地產及本公司協定並載於協議之物業權益之價值，代替其未經審核資產負債表所載之該等權益價值；(c)倘於該等物業(於賬目內歸類為存貨)之權益按完成日期之協定價值出售，而並無就此於賬目內提撥，則扣減相等於所產生之任何收益(但非虧損)之任何稅項之金額；及(d)於計算負債時並不計及任何遞延稅項負債(本公司將就此根據一項稅務契諾契據對恒基地產作出彌償保證)，該稅務契諾契據亦規定，本公司須就與完成時或完成前發生之事件有關的若干稅務負債、回補截至完成止之商業樓宇準備及資本準備，以及於完成前在有關公司之賬目內將物業重新分類向恒基地產支付其他款項。有關調整於(b)項所述於該等物業權益之價值乃恒基地產及本公司經考慮(就投資物業而言)獨立專業估值師就本公司截至二零零六年十二月三十一日止六個月之中期業績作出之估值及(就投資物業以外之物業而言)本公司之內部估值(經考慮(當中包括)近期市場交易)後協定。

根據本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目所載出售公司之資產負債表(如適用則以綜合資產負債表)計算，出售公司權益應佔綜合資產淨值及出售公司股東貸款之總額分別約為港幣2,850,000,000元及港幣8,330,000,000元。僅作參考而

以下為關於出售公司之若干財務資料：

	主要從事物業發展及投資之出售公司 (港幣百萬元)	主要持有上市證券(包括美麗華酒店及香港小輪)之出售公司 (港幣百萬元)	其他出售公司 (港幣百萬元)	所有出售公司總計 (港幣百萬元)
有關出售公司之權益及股東貸款於二零零六年六月三十日應佔之綜合資產淨值總額 *(附註1)*	6,218	4,198	175	10,591
有關出售公司之權益及股東貸款於二零零六年十二月三十一日應佔之綜合資產淨值總額 *(附註1)*	6,495	4,413	272	11,180
截至二零零五年六月三十日止年度之除税及非經常性項目前綜合溢利總額 *(附註2)*	1,242 *(890)*	556	129	1,927 *(890)*
截至二零零六年六月三十日止年度之除税及非經常性項目前綜合溢利總額 *(附註2)*	1,364 *(1,015)*	588	100	2,052 *(1,015)*
截至二零零五年六月三十日止年度除税及非經常性項目後綜合純利淨額 *(附註3)*	1,087 *(764)*	556	113	1,756 *(764)*
截至二零零六年六月三十日止年度之除税及非經常性項目後綜合純利淨額 *(附註3)*	1,191 *(862)*	588	84	1,863 *(862)*

附註：

(1) *包括在本公司之經審核綜合賬目內*

(2) *本公司經審核綜合賬目內於有關出售公司之應佔權益(重估本集團投資物業產生之盈餘以斜體及括號列示(如有))*

(3) *本公司經審核綜合賬目內於有關出售公司之應佔權益(重估本集團投資物業產生之盈餘(減遞延税項)以斜體及括號列示(如有))*

該等出售公司現時由本公司之附屬公司持有，而於完成後，彼等及其附屬公司將不再為本公司之附屬公司。

附註：

(1) 除另有指明外，所有出售公司均為全資擁有。

(2) 除另有指明外，所有公司均在香港註冊成立。

出售公司之主要業務包括直接或間接從事物業發展及投資、投資控股、保安護衛服務及酒店業務。於最後實際可行日期，出售公司亦透過本身之附屬公司持有美麗華酒店及香港小輪之股份，有關股份分別佔彼等各自之已發行股本約44.21%及31.36%。出售公司於美麗華酒店及香港小輪之控制權概不會因出售事項而有所改變。證監會企業融資部執行董事已豁免恒基地產根據收購守則第26.1條附註6因出售事項而須全面收購美麗華酒店及香港小輪股份之責任。此外，於最後實際可行日期，出售公司及彼等之附屬公司亦持有15隻其他聯交所上市證券之權益，佔各上市公司於二零零七年三月二十三日之已發行股本約0.02%至2.73%不等。

於最後實際可行日期，恒基地產、本公司、香港小輪、美麗華酒店及中華煤氣於緊隨完成後之概約股權（假設除了因完成外該股權概無任何變動）簡覽如下：

於最後實際可行日期


恒基地產
67.94%
本公司
38.47%
31.36%
44.21%
中華煤氣
香港小輪
美麗華酒店

緊隨完成後


恒基地產
31.36%
67.94%
44.21%
香港小輪
本公司
美麗華酒店
38.47%
中華煤氣

出售事項

出售事項包括恒基地產集團收購出售公司之權益及貸款出售事項。出售事項是恒基地產之集團重組事項，涉及實際收購本公司擁有權益之全部公司(剩餘公司除外)之所有經濟權益。除本公司擁有90%權益之一間公司外，出售公司之所有附屬公司均為全資擁有。出售公司及本公司於最後實際可行日期於出售公司中擁有之直接與間接權益載列如下：



主要從事物業發展及投資之出售公司
凱康有限公司
波加置業有限公司
波雅置業有限公司
世欣發展有限公司
高來置業有限公司
好達置業有限公司
廸加置業有限公司
德美置業有限公司
廸霆傑置業有限公司
怡福發展有限公司
怡運發展有限公司
新福有限公司*
旺偉發展有限公司
富納置業有限公司
溢至投資有限公司
Gesund Investment Company Limited
金龍建業有限公司
鴻順置業有限公司
依時威置業有限公司
捷高置業有限公司
祖利任有限公司
Laidstone Investments Limited (BVI)
25%
利先置業有限公司
50%
貫天置業有限公司
Saxophon Limited
兆堅建業有限公司
星飛有限公司
Vansittart Investment Limited
Vignette Investment Limited
本公司
50%
33.33%
名達置業有限公司
星際發展有限公司
主要持有上市證券（包括美麗華酒店及香港小輪）之出售公司
仁霖發展有限公司
Aynbury Investments Limited (BVI)
祥貴發展有限公司
Kingsview International Limited (BVI)
Pataca Enterprises Limited (BVI)
Podar Limited (BVI)
Rejoice Investments Limited (BVI)
Topgoal Limited* (BVI)
利耀發展有限公司
其他出售公司
Evas International Limited (BVI)
Felix Technology Limited* (BVI)
Fortune Newton Limited*
冠威發展物業管理有限公司
恒基兆業發展酒店管理有限公司
Konet Investment Limited* (BVI)
萬水投資有限公司*
Max-mercan Investment Limited #
香港麗東酒店有限公司
九龍麗東酒店有限公司

*　*由本公司間接持有之公司*

\#　*Max-mercan Investment Limited亦透過其中一間附屬公司持有香港小輪之上市證券。*

議分派。為了進行每股股份港幣5.00元的建議分派，建議削減本公司股份溢價賬港幣5,000,000,000元，並撥入本公司之可供分派儲備。本公司將會於股東特別大會上尋求股東批准削減股份溢價及建議分派。下列數字僅供參考：—

	建議分派			
	(a)每股股份港幣5.00元		或(b)每股股份港幣3.80元	
	港幣百萬元	*每股港幣元*	*港幣百萬元*	*每股港幣元*
建議分派之金額約為 *(附註1)*	15,237	5.00	11,580	3.80
股東應佔剩餘公司之資產淨值（不包括所擁有中華煤氣之權益）約為 *(附註2)*	1,803	0.59	5,460	1.79
股東應佔中華煤氣股權之市值約為 *(附註3)*	36,751	12.06	36,751	12.06
合計		17.65		17.65

附註(1)： 根據於最後實際可行日期已發行3,047,327,395股股份計算。

附註(2)： 根據(i)本公司於二零零六年十二月三十一日之經審核綜合資產負債表；(ii)於最後實際可行日期之已發行3,047,327,395股股份；(iii)假設完成及建議分派經已進行；及(iv)本公司宣派截至二零零六年十二月三十一日止六個月之中期股息每股股份港幣0.13元（按於最後實際可行日期合共3,047,327,395股已發行股份計算須派付約港幣396,000,000元）生效。

附註(3)： 根據(i)於二零零七年三月二十三日之收市價及(ii)於最後實際可行日期之已發行3,047,327,395股股份計算。

本通函旨在向　閣下提供有關出售事項、削減股份溢價及建議分派之其他詳情、聯昌國際證券致獨立股東之意見函件、戴德梁行進行之物業估值及按上市規則規定所需之其他資料，以及向　閣下寄發股東特別大會通告。

協議

日期

二零零七年三月二十七日

訂約方

恒基地產
本公司

緒言

本公司與恒基地產於二零零七年三月二十七日共同刊發聯合公佈，本公司與恒基地產於該日訂立協議，據此(i)恒基地產集團向本集團收購出售公司之權益及(ii)恒基地產與本公司同意進行貸款出售事項。根據上市規則之規定，由於出售事項構成本公司之一項非常重大出售事項及一項關連交易，因此須於股東特別大會上獲獨立股東批准方可進行。

恒基地產根據出售事項就收購各出售公司之權益及股東貸款而應付本公司之代價，相等於各出售公司之應佔資產淨值與股東貸款金額兩者總和，詳情見下文「代價」一節。僅作參考而言，根據本公司截至二零零六年十二月三十一日止六個月之經審核綜合賬目所載出售公司之資產負債表（如適用則以綜合資產負債表）計算，恒基地產根據協議應付本公司之總金額約為港幣12,106,000,000元。預期實際總代價與該參考金額間之任何差額，對本集團整體而言微不足道。

於該聯合公佈內，董事局亦宣佈其建議於完成後向股東作出建議分派，(a)倘削減股份溢價成為無條件，按於最後實際可行日期之已發行3,047,327,395股股份之基準，建議分派每股股份港幣5.00元，或合共約港幣15,237,000,000元；或(b)倘削減股份溢價並無成為無條件，按於最後實際可行日期之已發行3,047,327,395股股份之基準，則建議分派每股股份港幣3.80元，或合共約港幣11,580,000,000元。董事局相信，每股股份港幣5.00元之建議分派符合股東之利益。然而，於完成後，將不會有足夠可供分派儲備作每股股份港幣5.00元的建

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
劉智強
黃浩明
薛伯榮

非執行董事：
胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

敬啟者：

非常重大出售事項及關連交易

**恒基兆業地產有限公司收購
恒基兆業發展有限公司集團
若干公司之權益**

建議削減股份溢價賬

建議分派

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會頒佈之公司收購及合併守則
「十日平均收市價」	指	就在聯交所上市之證券而言，指緊接二零零七年三月二十六日前十個交易日聯交所每日收市報價表所報該等上市證券之平均收市價
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

「上市規則」	指	香港聯合交易所有限公司證券上市規則
「貸款出售事項」	指	本公司向恒基地產集團轉讓股東貸款
「美麗華酒店」	指	美麗華酒店企業有限公司，其股份在聯交所上市
「中國」	指	中華人民共和國
「建議分派」	指	本公司向股東作出建議分派：(a)倘削減股份溢價成為無條件，分派每股股份港幣5.00元；或(b)倘削減股份溢價不能成為無條件，則分派每股股份港幣3.80元
「剩餘公司」	指	本公司擁有權益之若干公司，而該等公司(a)直接或間接持有中華煤氣股份，或(b)直接或間接從事基建業務，或(c)對本集團整體而言微不足道
「剩餘集團」	指	緊隨完成後之本集團
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「出售公司」	指	本公司之全部附屬公司(惟為本公司附屬公司之剩餘公司除外)及本公司擁有少於大多數權益之兩間公司(將由恒基地產根據出售事項收購)
「股份」	指	本公司股本中每股面值港幣0.20元之股份
「股東」	指	股份之持有人
「股東貸款」	指	就出售公司而言，即該公司及(如有)其附屬公司於完成時尚欠本公司之股東貸款
「削減股份溢價」	指	按本通函所述建議削減本公司之股份溢價賬，以增加本公司之可供分派儲備

「條件」	指	完成之先決條件，詳情載於本通函「完成之條件」分節
「法院」	指	香港高等法院原訴法庭
「德勤」	指	德勤•關黃陳方會計師行
「董事」	指	本公司之董事
「出售事項」	指	恒基地產集團根據協議收購出售公司權益及貸款出售事項
「戴德梁行」	指	戴德梁行有限公司
「股東特別大會」	指	本公司將召開之股東特別大會，以批准協議、削減股份溢價及建議分派以及其他事項(如有)
「富生」	指	富生有限公司，一間於香港註冊成立之有限公司。Hopkins (Cayman) Limited(「**Hopkins**」)作為一單位信託(「**單位信託**」)之受託人，擁有富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「**Rimmer**」)及Riddick (Cayman) Limited(「**Riddick**」)各自作為兩個全權信託之受託人，擁有單位信託之單位權益。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股本
「本集團」	指	本公司及其附屬公司
「香港小輪」	指	香港小輪(集團)有限公司，其股份在聯交所上市
「恒基地產」	指	恒基兆業地產有限公司，其股份在聯交所上市
「恒基地產董事局」	指	恒基地產之董事局
「恒基地產集團」	指	恒基地產及其附屬公司
「獨立股東」	指	除恒基地產、李兆基博士、及其各自之聯繫人，以及富生以外之股東
「最後實際可行日期」	指	二零零七年四月十三日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「協議」	指	恒基地產與本公司就出售事項於二零零七年三月二十七日訂立之有條件協議
「聯繫人」	指	具上市規則賦予該詞之定義
「應佔資產淨值」	指	具本通函「代價」分節賦予該詞之定義
「董事局」	指	董事局
「中華煤氣」	指	香港中華煤氣有限公司，其股份在聯交所上市
「聯昌國際證券」	指	聯昌國際證券（香港）有限公司，根據證券及期貨條例可進行第1類（證券交易）、第4類（就證券提供意見）及第6類受規管活動（就機構融資提供意見）受規管活動之持牌法團，並為獲本公司委任以就協議及根據協議預計進行之交易之條款向獨立股東提供意見之獨立財務顧問
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	恒基兆業發展有限公司，其股份在聯交所上市
「完成」	指	根據協議完成出售事項
「完成日期」	指	(a)倘削減股份溢價不能以本公司特別決議案獲准，即二零零七年六月二十九日；或(b)倘削減股份溢價以本公司特別決議案獲准，則(i)法院確認削減股份溢價及向香港公司註冊處處長登記法院確認削減股份溢價之法院指令副本，連同（如有規定）公司條例第61條所規定之其他文件或(ii)法院拒絕確認削減股份溢價之後五個營業日（或就(a)及(b)情況而言，由恒基地產及本公司另行協議的日期）

(B) *如削減股份溢價於股東特別大會上不獲通過：*

買賣股份(連享有建議分派權)之最後期限 .... 六月十四日(星期四)

買賣股份(不連享有建議分派權)之首日 .... 六月十五日(星期五)

就有權獲得建議分派而交回股份過戶文件之最後時間 .... 六月十八日(星期一)
下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
獲得建議分派之權益之日期 .... 六月二十日(星期三)至
六月二十二日(星期五)(包括首尾兩日)

建議分派之記錄日期 .... 六月二十二日(星期五)

完成及根據建議分派寄發現金付款支票與透過
中央結算系統付款予股東之日 .... 六月二十九日(星期五)

* **股東務須注意，如削減股份溢價於股東特別大會上獲批准，上述預期時間表(主要視乎法院可聆訊有關削減股份溢價之程序之日期而定)所載股東特別大會後事項之日期僅供參考之用及可能有所改動。法院可能選定另一日期進行法院聆訊確認削減股份溢價之呈請。倘若法院聆訊日期有變，暫停辦理本公司股份過戶登記手續，建議分派之記錄日期及完成日期亦可能會更改。**倘若上述預期時間表有任何改動，本公司將會就暫停辦理本公司股份過戶登記手續以決定有權獲得建議分派之權益之日期，其記錄日期及完成日期另行發表公佈。

附註：倘法院確認削減股份溢價，其將於完成及達成法院施加之一切條件及向香港公司註冊處處長登記法院確認削減股份溢價之法院指令正式副本，連同(如有規定)公司條例第61條所規定之其他文件後，方告生效。其後將會作出每股股份港幣5.00元之建議分派。倘法院拒絕確認削減股份溢價，則會於完成時作出每股股份港幣3.80元之替代建議分派。

二零零七年

就有權出席股東特別大會，並於會上投票而
交回股份過戶文件之最後時間 .... 五月九日(星期三)下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
出席股東特別大會，並於會上投票之權益 .... 五月十日(星期四)至
五月十四日(星期一)(包括首尾兩日)

就股東特別大會交回代表委任表格之最後時間 .... 五月十二日(星期六)
上午十一時三十分

暫停買賣股份 .... 五月十四日(星期一)上午九時三十分

股東特別大會 .... 五月十四日(星期一)上午十一時三十分

於報章公佈股東特別大會之結果 .... 五月十五日(星期二)

恢復買賣股份 .... 五月十五日(星期二)上午九時三十分

(A) *如削減股份溢價於股東特別大會上獲通過*：*

買賣股份(連享有建議分派權)之最後日期 .... 六月十五日(星期五)

買賣股份(不連享有建議分派權)之首日 .... 六月十八日(星期一)

就有權獲得建議分派而交回股份過戶文件之最後時間 .... 六月二十日(星期三)
下午四時正

暫停辦理本公司股份過戶登記手續，以決定有權
獲得建議分派之權益之日期 .... 六月二十一日(星期四)至
六月二十五日(星期一)(包括首尾兩日)

建議分派之記錄日期 .... 六月二十五日(星期一)

法院聆訊確認削減股份溢價之呈請 .... 六月二十六日(星期二)

完成及根據建議分派寄發現金付款支票與透過
中央結算系統付款予股東之日 *(附註)* .... 七月四日(星期三)

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**恒基兆業發展有限公司**股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

非常重大出售事項及關連交易

恒基兆業地產有限公司收購
恒基兆業發展有限公司集團
若干公司之權益

建議削減股份溢價賬

建議分派

獨立股東之獨立財務顧問

CIMB
聯昌國際證券（香港）有限公司

董事局函件載於本通函第5至第22頁。聯昌國際證券(香港)有限公司致獨立股東之意見函件，載於本通函第23至第39頁。

股東特別大會將於二零零七年五月十四日(星期一)上午十一時三十分假座香港干諾道中3號麗嘉酒店B3大禮堂舉行，有關通告載於本通函第N-1至第N-3頁。隨函亦奉附供股東於股東特別大會上使用之代表委任表格。無論　閣下能否親自出席該等大會，務請　閣下按照隨附之代表委任表格上印備之指示，填妥及簽署代表委任表格，並將有關表格盡快交回本公司之股份過戶登記處標準証券登記有限公司，股份過戶登記處之地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何不得遲於大會或其任何續會(視情況而定)之指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，閣下仍可按意願親身出席大會或其任何續會，並於會上投票。

二零零七年四月

END